As filed with the Securities and Exchange Commission on January 25, 2021

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________________________

GX ACQUISITION CORP.

(Exact Name of Registrant as Specified in Its Charter)

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Delaware	6770	83-1702591
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

________________________________________

1325 Avenue of the Americas, 25th Floor
New York, NY 10019
Telephone: (212) 616-3700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

________________________________________

Jay R. Bloom
Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019
Telephone: (212) 616-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________________________

Copies to:

C. Michael Chitwood Michael A. Civale Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	P. Michelle Gasaway Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071 Tel: (213) 687-5000	Yvan-Claude Pierre Marc A. Recht Kevin Cooper Marianne C. Sarrazin Cooley LLP 55 Hudson Yards New York, NY 10001 Tel: (212) 479-6000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Shares of Class A common stock, par value $0.0001 per share	147,327,224	N/A	$6,409.83	$1.00

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(1)      Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“GX Class A Common Stock”), of the registrant (“GX”) to be issued to equityholders of Celularity Inc., a Delaware corporation (“Celularity”), on consummation of the Business Combination (as defined herein), which includes 147,327,224 shares of GX Class A Common Stock, the maximum number of shares of GX Class A Common Stock that may become issuable under options or warrants that may be assumed by GX upon the consummation of the business combination.

(2)      Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon an amount equal to one-third of the par value of the Celularity securities to be exchanged in the Business Combination as of immediately prior to the Business Combination. Celularity is a private company, no market exists for its securities and Celularity has an accumulated capital deficit.

(3)      Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 25, 2021

GX ACQUISITION CORP.

1325 Avenue of the Americas, 25th Floor
New York, NY 10019

Dear GX Acquisition Corp. Stockholders:

On January 8, 2021, GX Acquisition Corp., a Delaware corporation (“GX”), two of its wholly owned subsidiaries and Celularity Inc., a Delaware corporation (“Celularity”), entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which Celularity would become a wholly owned subsidiary of GX through a series of mergers (such mergers, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). The aggregate merger consideration payable to stockholders of Celularity upon closing of the Business Combination (the “Closing”) consists of up to 147,327,224 newly issued shares of Class A common stock of GX, par value $0.0001 per share (“GX Class A Common Stock”) valued at approximately $10.15 per share. See the sections entitled “The Business Combination” and “The Merger Agreement and Plan of Reorganization — Conversion of Securities” on pages 111 and 127, respectively, of the attached proxy statement/prospectus for further information on the consideration payable to equityholders of Celularity.

Concurrently with the execution of the Merger Agreement, GX entered into separate subscription agreements with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase an aggregate of 8,340,000 shares of GX Class A Common Stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $83,400,000, in a private placement (the “PIPE Financing”).

GX units, GX Class A Common Stock and public warrants are currently listed on the Nasdaq Capital Market, under the symbols “GXGXU”, “GXGX” and “GXGXW”, respectively. GX has applied to continue the listing of GX Class A Common Stock and Public Warrants on the Nasdaq Capital Market under the symbols “CELU” and “CELUW”, respectively, upon the Closing. At the Closing, each GX unit will separate into its components consisting of one share of GX Class A Common Stock and one-half (1/2) of one warrant and, as a result, will no longer trade as a separate security. Following the Closing, GX intends to change its name to Celularity Inc.

GX cordially invites you to attend a special meeting of its stockholders in lieu of the 2021 annual meeting (the “special meeting”) to consider matters related to the proposed Business Combination. The special meeting will be held on          , 2021, at           a.m., Eastern time, via a virtual meeting.

GX and Celularity cannot complete the Business Combination unless GX’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of GX Class A Common Stock to be issued as the merger consideration and pursuant to the PIPE Financing. GX is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements thereof.

After careful consideration, the GX board of directors has unanimously approved the Merger Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the GX board of directors has determined that it is advisable to consummate the Business Combination. The GX Board of Directors recommends that you vote “FOR” each of the proposals described in the accompanying proxy statement/prospectus.

More information about GX, Celularity and the Business Combination is contained in the accompanying proxy statement/prospectus. GX and Celularity urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under the caption “Risk Factors” beginning on page 41 of the accompanying proxy statement/prospectus.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,
, 2021
Jay R. Bloom Co-Chairman and Chief Executive Officer

This proxy statement/prospectus is dated           , 2021 and is first being mailed to the stockholders of GX on or about           , 2021.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

GX ACQUISITION CORP.

1325 Avenue of the Americas, 25th Floor
New York, NY 10019

NOTICE OF SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING OF
STOCKHOLDERS TO BE HELD ON          , 2021

To the Stockholders of GX Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2021 annual meeting of stockholders (the “special meeting”) of GX Acquisition Corp., a Delaware corporation (“GX”, “we”, “our” or “us”), will be held on          , 2021, at          a.m., Eastern time, via live webcast at the following address https://www.cstproxy.com/gxacquisitioncorp/sm2021. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. GX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in lieu of the 2021 annual meeting in person. You are cordially invited to attend the special meeting for the following purposes:

•        Proposal No. 1 — The “Business Combination Proposal” — to consider and vote upon a proposal to approve and adopt the Merger Agreement, dated as of January 8, 2021 (as may be amended from time to time, the “Merger Agreement”), by and among GX, Alpha First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GX (“First Merger Sub”), Alpha Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of GX (“Second Merger Sub”), and Celularity Inc., a Delaware corporation (“Celularity”), and the transactions contemplated thereby, pursuant to which (i) First Merger Sub will be merged with and into Celularity (the “First Merger”), with Celularity surviving the First Merger as a wholly owned subsidiary of GX (Celularity, in its capacity as the surviving corporation of the First Merger, the “Surviving Corporation”); and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will be merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”), which will ultimately result in Celularity becoming a wholly-owned direct subsidiary of GX. We refer to the Mergers and the other transactions described in the Merger Agreement collectively hereafter as the “Business Combination”;

•        Proposals No. 2 – 5 — The “Charter Proposals” — to consider and vote upon separate proposals for amendments to GX’s Amended and Restated Certificate of Incorporation (the “Existing Charter”), which are reflected in the proposed Second Amended and Restated Certificate of Incorporation of GX (the “Proposed Charter”), the full text of which is attached to this proxy statement/prospectus as Annex B:

•        Proposal No. 2 — to increase the authorized shares of our common stock to          shares and authorized shares of preferred stock to          (“Proposal No. 2”);

•        Proposal No. 3 — to require an affirmative vote of 662/3% of the outstanding shares of our common stock for stockholders to (i) alter, amend, or repeal the proposed Amended and Restated Bylaws of GX (the “Amended and Restated Bylaws”), the full text of which is attached to this proxy statement/prospectus as Annex C, and (ii) remove a director for cause (“Proposal No. 3”);

•        Proposal No. 4 — to require an affirmative vote of 662/3% of the outstanding shares of our common stock to alter, amend, or repeal Articles V, VI, and VII of the Proposed Charter (“Proposal No. 4”);

•        Proposal No. 5 — to approve and adopt the Proposed Charter that includes the approval of Proposal 2, Proposal 3 and Proposal 4 and provides for certain additional changes, including (i) changing GX’s name from “GX Acquisition Corp.” to “Celularity Inc.” and (ii) eliminating certain provisions related to the Business Combination that will no longer be relevant following the Closing, which our board of directors believes are necessary to adequately address the needs of GX immediately following the consummation of the Business Combination (“Proposal No. 5”);

•        Proposal No. 6 — The “Election of Directors Proposal” — to consider and vote upon a proposal to elect, effective at Closing, nine directors to serve staggered terms on our board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified;

•        Proposal No. 7 — The “Equity Incentive Plan Proposal” — to consider and vote upon a proposal to approve and adopt the equity incentive award plan established to be effective after the Closing of the Business Combination;

•        Proposal No. 8 — The “Employee Stock Purchase Plan Proposal” — to consider and vote upon a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination;

•        Proposal No. 9 — The “Nasdaq Proposal” — to consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of GX Class A Common Stock to the Celularity stockholders in the Mergers pursuant to the Merger Agreement and to the investors in the private offering of securities to certain investors in connection with the Business Combination; and

•        Proposal No. 10 — The “Adjournment Proposal” — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Only holders of record of shares of GX Class A Common Stock and shares of Class B common stock of GX, par value $0.0001 per share (“GX Class B Common Stock”), at the close of business on           , 2021 are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of our stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Pursuant to our Existing Charter, we are providing the holders of shares of GX Class A Common Stock originally sold as part of the GX Units issued in our initial public offering (the “IPO” and such holders, the “Public Stockholders”) with the opportunity to redeem, upon the closing of the Business Combination (the “Closing”), shares of GX Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest not previously released to GX to pay its franchise and income taxes) from the IPO and a concurrent private placement of warrants to GX Sponsor LLC (our “Sponsor”). For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of December 31, 2020 of approximately $291.8 million, the estimated per share redemption price would have been approximately $10.15. Public stockholders may elect to redeem their shares whether or not they are holders as of the record date and whether or not they vote “FOR” the Business Combination Proposal. Notwithstanding the foregoing redemption rights, a Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding shares of GX Class A Common Stock sold in the IPO. Holders of GX’s outstanding GX Warrants sold in the IPO, which are exercisable for shares of GX Class A Common Stock under certain circumstances, do not have redemption rights in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of GX Class B Common Stock they hold and any Public Shares they may have acquired during or after the IPO. Shares of GX Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. Currently, our Sponsor, officers and directors own approximately 20% of our outstanding issued and outstanding shares of GX Common Stock, including all of the shares of GX Class B Common Stock. Our Sponsor, officers and directors have agreed to vote any shares of GX Class A Common Stock and GX Class B Common Stock owned by them in favor of the Business Combination.

We may not consummate the Business Combination unless the Business Combination Proposal, each of the Charter Proposals, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Nasdaq Proposal are approved at the special meeting. Each of the Charter Proposals, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal, are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus.

The Board of Directors of GX has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” each of the Charter Proposals, “FOR” the Election of Directors Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200; banks and brokers can call collect at (203) 658-9400.

By Order of the Board of Directors,
, 2021
Jay R. Bloom Co-Chairman and Chief Executive Officer

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by GX (File No. 333-            ) (the “Registration Statement”), constitutes a prospectus of GX under Section 5 of the Securities Act, with respect to the shares of GX Class A Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting of GX stockholders at which GX stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

GX files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read GX’s SEC filings, including this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2019, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Jay R. Bloom, Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019
Tel: (212) 616-3700
Email: jay.bloom@trimarancapital.com

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: GXGX.info@investor.morrowsodali.com

If you are a stockholder of GX and would like to request documents, please do so by           , 2021 to receive them before the GX special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

FREQUENTLY USED TERMS

In this proxy statement/prospectus:

“Adjournment Proposal” means a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

“broker non-vote” means the failure of a GX stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions described in the Merger Agreement.

“Business Combination Proposal” means the proposal to approve the adoption of the Merger Agreement and the Business Combination.

“Celularity” means Celularity Inc., a Delaware corporation.

“Celularity Board” means Celularity’s board of directors prior to the Business Combination.

“Celularity Capital Stock” means the Celularity Common Stock and the Celularity Preferred Stock.

“Celularity Common Stock” means the common stock of Celularity, par value $0.0001 per share.

“Celularity Option Plan” means the Celularity Inc. 2017 Equity Incentive Plan, as such may have been amended, supplemented or modified from time to time.

“Celularity Options” means all outstanding options to purchase Celularity Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Celularity Option Plan or otherwise.

“Celularity Preferred Stock” means the Series A Preferred Stock, Series B Preferred Stock and the Series X Preferred Stock.

“Celularity Warrant” means a warrant to purchase Celularity’s Series B Preferred Stock.

“Charter Proposals” means the separate proposals for amendments to the Existing Charter, which are reflected in the Proposed Charter.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“DGCL” means the Delaware General Corporation Law, as amended.

“Election of Directors Proposal” means the proposal to elect, effective at Closing, nine directors to serve staggered terms on GX’s board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified.

“Employee Stock Purchase Plan Proposal” means the proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing, which provides for the grant of purchase rights with respect to GX Common Stock to employees of New Celularity and its subsidiaries.

“Equity Incentive Plan Proposal” means the proposal to approve and adopt the equity incentive plan established to be effective after the Closing that provides for grant of awards to employees and other service providers of New Celularity and its subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on GX Common Stock.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Charter” means GX’s Amended and Restated Certificate of Incorporation, dated as of May 20, 2019.

“First Merger” means the merger of First Merger Sub with and into Celularity.

“First Merger Sub” means Alpha First Merger Sub, Inc., a Delaware corporation.

“GAAP” means U.S. generally accepted accounting principles.

“GX Board” means GX’s board of directors prior to the Business Combination.

“GX Common Stock” means GX Class A Common Stock and GX Class B Common Stock, collectively.

“GX Class A Common Stock” means GX’s Class A common stock, par value $0.0001 per share.

“GX Class B Common Stock” means GX’s Class B common stock, par value $0.0001 per share.

“GX Unit” means one share of GX Class A Common Stock and one-half (1/2) of one redeemable GX Warrant.

“GX Warrant Agreement” means the warrant agreement, dated as of May 20, 2019, by and between GX and Continental Stock Transfer & Trust Company, governing the outstanding GX Warrants.

“GX Warrants” means the Private Placement Warrants and the Public Warrants issued under the GX Warrant Agreement, with each whole warrant exercisable for one share of GX Class A Common Stock at an exercise price of $11.50.

“GX” means GX Acquisition Corp., a Delaware corporation.

“GX Proposals” means the proposals to be voted on at the GX special meeting.

“IPO” means GX’s initial public offering of GX Units, consummated on May 23, 2019.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Lock-Up Agreements” means those Lock-Up Agreements to be entered into by GX and certain stockholders of Celularity in connection with the Closing.

“Merger Agreement” means the Merger Agreement and Plan of Reorganization, dated as of January 8, 2021, as may be amended from time to time, by and among GX, Celularity, First Merger Sub and Second Merger Sub.

“Mergers” means the First Merger and the Second Merger, collectively.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” means the proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of GX Class A Common Stock to the Celularity stockholders in the Mergers pursuant to the Merger Agreement and to the investors in the private offering of securities to certain investors in connection with the Business Combination.

“New Celularity” means GX immediately following the consummation of the Business Combination and approval of the Proposed Charter.

“New Celularity Board” means New Celularity’s board of directors following the consummation of the Business Combination and the election of directors pursuant to the Election of Directors Proposal.

“New Celularity Common Stock” means, following the consummation of the Business Combination and approval of the Proposed Charter, New Celularity’s common stock, par value $0.0001 per share, as authorized under the Proposed Charter.

“PIPE Financing” means the sale of PIPE Shares to the PIPE Investors, for a purchase price of $10.00 per share and an aggregate purchase price of $83,400,000, in a private placement.

“PIPE Investors” means the purchasers of the PIPE Shares.

“PIPE Shares” means an aggregate of 8,340,000 shares of GX Class A Common Stock to be issued to PIPE Investors in the PIPE Financing.

“Private Placement” means the sale of the Private Placement Warrants that occurred simultaneously with the completion of the IPO.

“Private Placement Warrants” means the warrants to purchase shares of GX Class A Common Stock sold in private placements to our Sponsor that occurred simultaneously with the completion of the IPO.

“Proposed Charter” means the Second Amended and Restated Certificate of Incorporation of GX, the full text of which is attached to this proxy statement/prospectus as Annex B.

“prospectus” means this prospectus included in the Registration Statement on Form S-4 (File No. 333-           ) filed by GX with the SEC.

“Public Shares” means shares of GX Class A Common Stock issued as part of the GX Units sold in the IPO.

“Public Stockholders” means the holders of shares of GX Class A Common Stock.

“Public Warrants” means the redeemable warrants included in the GX Units sold in the IPO, each whole warrant of which is exercisable for one share of GX Class A Common Stock, in accordance with its terms.

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement to be entered into by New Celularity, the Sponsor, certain stockholders of Celularity and certain PIPE Investors in connection with the Closing.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” means the merger of Surviving Corporation with and into Second Merger Sub.

“Second Merger Sub” means Alpha Second Merger Sub, LLC, a Delaware limited liability company.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Series A Preferred Stock” means shares of Celularity’s Preferred Stock, par value $0.0001 per share, designated as Series A Preferred Stock.

“Series B Preferred Stock” means shares of Celularity’s Preferred Stock, par value $0.0001 per share, designated as Series B Preferred Stock.

“Series X Preferred Stock” means shares of Celularity’s Preferred Stock, par value $0.0001 per share, designated as Series X Preferred Stock.

“Stockholder Support Agreements” means those Stockholder Support Agreements, dated as of January 8, 2021, by and among GX and certain of Celularity’s stockholders.

“Sponsor” means GX Sponsor LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of January 8, 2021, by and among the officers and directors of GX and the Sponsor.

“Surviving Corporation” means the entity surviving the First Merger as a wholly-owned subsidiary of GX.

“Surviving Entity” means the entity surviving the Second Merger as a wholly owned subsidiary of GX.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of May 20, 2019, between GX and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting of stockholders, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to GX stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Questions and Answers about the Special Meeting of GX’s Stockholders and the Related Proposals

Q:     Why am I receiving this proxy statement/prospectus?

A:     GX has entered into the Merger Agreement with Celularity and the other parties thereto pursuant to which (i) First Merger Sub will be merged with and into Celularity (the “First Merger”), with Celularity surviving the First Merger as a wholly owned subsidiary of GX (Celularity, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will be merged with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving entity of the Second Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Immediately prior to Closing, each share of Celularity Preferred Stock (including shares of Series B Preferred Stock issued upon the exercise of warrants to purchase Celularity’s Series B Preferred Stock (each, a “Celularity Warrant”) prior to or in connection with the Closing (if any)) will be converted into a number of shares of Celularity Common Stock at the then-effective conversion rate, as calculated pursuant to the Amended and Restated Certificate of Incorporation of Celularity, dated March 16, 2020, as may be amended, restated or otherwise modified from time to time, and each share of converted Celularity Preferred Stock will no longer be outstanding and will cease to exist, such that each holder of Celularity Preferred Stock will thereafter cease to have any rights with respect to such securities. At Closing, as a result of the Business Combination, each outstanding share of Celularity Common Stock, including each of the outstanding shares of Celularity Preferred Stock converted into Celularity Common Stock as described above, will be canceled and automatically converted into the right to receive a pro rata portion of the 100,646,715 shares of GX Class A Common Stock that GX will issue at the Closing. At the Closing, each outstanding Celularity Option will be assumed by GX and converted into a stock option in respect of GX Class A Common Stock, which converted stock options will be equitably adjusted to reflect the Business Combination.

Each outstanding Celularity Warrant whose holder has not elected to exercise its Celularity Warrant prior to or in connection with the Closing (and which would be exercisable in accordance with its terms following Closing) will be assumed by GX and converted into a warrant in respect of GX Class A Common Stock, which converted warrants will be adjusted to account for the Exchange Ratio and the terms of the Celularity Warrant. If holders of Celularity Warrants elect to exercise those warrants prior to Closing, up to 19,732,349 additional newly issued shares of GX Class A common stock will be issued in place of such converted warrants. See the sections entitled “The Business Combination” and “The Merger Agreement and Plan of Reorganization — Conversion of Securities” on pages 111 and 127, respectively, of this proxy statement/prospectus for further information on the consideration payable to equityholders of Celularity.

GX stockholders are being asked to consider and vote upon the Business Combination Proposal to approve the adoption of the Merger Agreement and the Business Combination, among other proposals.

GX Units, GX Class A Common Stock and Public Warrants are currently listed on the Nasdaq, under the symbols “GXGXU”, “GXGX” and “GXGXW”, respectively. GX has applied to continue the listing of GX Class A Common Stock and Public Warrants on the Nasdaq Capital Market under the symbols “CELU” and “CELUW”, respectively, upon the Closing. At the Closing, each unit will separate into its components consisting of one share of GX Class A Common Stock and one-half (1/2) of one warrant, and therefore there will be no Nasdaq listing of the GX Units following the consummation of the Business Combination.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of GX with respect to the GX Class A Common Stock issuable in connection with the Business Combination.

Q:     What matters will stockholders consider at the special meeting?

A:     The Business Combination Proposal — a proposal to approve the adoption of the Merger Agreement and the Business Combination.

The Charter Proposals — four proposals to amend GX’s Existing Charter.

The Election of Directors Proposal — a proposal to elect the directors comprising the board of directors of New Celularity.

The Equity Incentive Plan Proposal — a proposal to approve and adopt the equity incentive award plan established to be effective after the Closing.

The Employee Stock Purchase Plan Proposal — a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing.

The Nasdaq Proposal — a proposal to approve, for purposes of complying with the applicable listing rules of Nasdaq, the issuance of shares of GX Class A Common Stock to the Celularity stockholders in the Mergers pursuant to the Merger Agreement and to the investors in the private offering of securities to certain investors in connection with the Business Combination.

The Adjournment Proposal — a proposal to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Q:     Are any of the proposals conditioned on one another?

A:     The Charter Proposals, Election of Directors Proposal, Equity Incentive Plan Proposal and Employee Stock Purchase Plan Proposal are all conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is conditioned on the approval of the Nasdaq Proposal. The Adjournment Proposal does not require the approval of the Business Combination Proposal or Business Combination to be effective. It is important for you to note that in the event that the Business Combination Proposal is not approved, then GX will not consummate the Business Combination. If GX does not consummate the Business Combination and fails to complete our initial business combination by May 23, 2021 or obtain the approval of GX stockholders to extend the deadline for GX to consummate our initial business combination, then GX will be required to dissolve and liquidate.

Q:     What will happen upon the consummation of the Business Combination?

A:     On the Closing Date, (i) First Merger Sub will be merged with and into Celularity in connection with the First Merger, with Celularity surviving the First Merger as a wholly owned subsidiary of GX and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will be merged with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger. The Mergers will have the effects specified under Delaware law. As consideration for the Business Combination, each outstanding Celularity Common Stock, including each of the outstanding shares of Celularity Preferred Stock that will have been converted into Celularity Common Stock immediately prior to the Closing, will be canceled and automatically converted into the right to receive a pro rata portion of the 100,646,715 shares of GX Class A Common Stock, that GX will issue at the Closing. At the Closing, each outstanding share of Celularity Option will be assumed by GX and converted into a stock option in respect of GX Class A Common Stock, which converted stock options will be equitably adjusted to reflect the Business Combination.

Each outstanding Celularity Warrant whose holder has not elected to exercise its Celularity Warrant prior to or in connection with the Closing (and which would be exercisable in accordance with its terms following Closing) will be assumed by GX and converted into a warrant in respect of GX Class A Common Stock, which converted warrants will be adjusted to account for the Exchange Ratio and the terms of the Celularity Warrant. If holders of Celularity Warrants elect to exercise those warrants prior to Closing, up to 19,732,349 additional newly issued shares of GX Class A common stock will be issued in place of such converted warrants. See the sections entitled “The Business Combination” and “The Merger Agreement and Plan of Reorganization – Conversion of Securities” on pages 111 and 127, respectively, of this proxy statement/prospectus for further information on the consideration payable to equityholders of Celularity.

Q:     Why is GX proposing the Business Combination Proposal?

A:     GX was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GX is not limited to any particular industry or sector.

GX received $287,500,000 from its IPO (including net proceeds from the exercise by the underwriter of its over-allotment option) and sale of the Private Placement Warrants, which was placed into the Trust Account immediately following the IPO. In accordance with the Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”

There currently are 28,750,000 shares of GX Class A Common Stock issued and outstanding and 7,187,500 shares of GX Class B Common Stock outstanding. In addition, there currently are 21,375,000 GX Warrants issued and outstanding, consisting of 14,375,000 Public Warrants and 7,000,000 Private Placement Warrants. Each whole GX Warrant entitles the holder thereof to purchase one share of GX Class A Common Stock at a price of $11.50 per share. The GX Warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by their initial purchasers or their permitted transferees.

Under the Existing Charter, GX must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of GX’s initial business combination in conjunction with a stockholder vote.

Q:     Who is Celularity?

A:     Celularity is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with a chimeric antigen receptor (“CAR”) (“CAR-T”) cells, natural killer (“NK”) cells, and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address a significant unmet global need for effective, accessible and affordable therapeutics. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug (“IND”) applications in 2021.

The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells, which Celularity handles at its purpose-built U.S.-based approximately 150,000 square foot facility. Celularity believes the use of placental-derived cells, sourced from full-term healthy donors, has potential inherent advantages, both from an economic and scientific perspective. Relative to adult-derived cells, placental-derived cells have demonstrated greater stemness, which means the ability to expand and persist. Further, their immunological naïveté, meaning having an immune system that has never been exposed to a specific antigen, may allow for an improved safety profile.

Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s sole use. Celularity believes this a key difference that will enable readily available off-the-shelf treatments that can be delivered faster, more reliably, at greater scale and to more patients.

In addition, Celularity also has non-core legacy operations that are complementary to its work in placenta-derived cell therapeutics including its biobanking operations, which include the collection, processing and cryogenic storage of certain birth byproducts for third-parties, and its degenerative disease business, which primarily comprises the sale of its Biovance and Interfyl products, directly or through its exclusive distributor.

Q:     What equity stake will current GX stockholders and Celularity stockholders have in New Celularity?

A:     It is anticipated that, upon the completion of the Business Combination, the ownership of New Celularity will be as follows:

•        current Celularity Stockholders will own or have the right to acquire 147,327,224 shares of New Celularity Common Stock, representing approximately 76.9% of the total shares outstanding;

•        the PIPE Investors will own 8,340,000 shares of New Celularity Common Stock, representing approximately 4.4% of the total shares outstanding; and

•        the current GX stockholders will own 35,937,500 shares of New Celularity Common Stock, representing approximately 18.8% of the total shares outstanding.

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that (i) no shares are elected to be redeemed in connection with the Business Combination, (ii) there are no other equity issuances of New Celularity, (iii) Celularity Warrants are exercised for cash prior to or in connection with the Closing and (iv) the vesting and exercise of all Celularity Options for cash prior to or in connection with the Closing. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account potential future exercises of GX Warrants or grants or issuances pursuant to the incentive award plan established to be effective after the Closing.

Q:     Who will be the officers and directors of GX if the Business Combination is consummated?

A:     The Merger Agreement provides that, immediately following the consummation of the Business Combination, the New Celularity Board will be comprised of nine directors including Robert J. Hariri, M.D., Ph.D., Peter Diamandis, M.D., Lim Kok Thay, John Sculley, Robin L. Smith, M.D., Andrew C. von Eschenbach, M.D., Jay R. Bloom, Dean C. Kehler and one other individual to be mutually agreed on by GX and Celularity. Immediately following the consummation of the Business Combination, we expect that the following will be the executive officers of New Celularity: Robert J. Hariri, M.D., Ph.D., as President, Chief Executive Officer and Chairman of the Board of Directors; David C. Beers as Chief Financial Officer; Gregory Berk, M.D., as Chief Medical Officer; Xiaokui Zhang, Ph.D., as Executive Vice President and Chief Scientific Officer; John R. Haines as Executive Vice President and Chief Operations and Administrative Officer; Keary Dunn as Executive Vice President, General Counsel & Business Development and Stephen A Brigido as President, Degenerative Disease.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Merger Agreement, including that GX’s stockholders have approved and adopted the Merger Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Merger Agreement and Plan of Reorganization — Conditions to Closing; Termination — Conditions to Closing”.

Q:     What happens if I sell my shares of GX Class A Common Stock before the special meeting of stockholders?

A:     The record date for the special meeting of stockholders will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of GX Class A Common Stock after the record date, but before the special meeting of stockholders, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting of stockholders. However, you will not be entitled to any redemption rights with respect to such shares of GX Class A Common Stock.

Q:     What vote is required to approve the proposals presented at the special meeting of stockholders?

A:     The approval of the Business Combination Proposal and the Charter Proposals require the affirmative vote (in person online or by proxy) of the holders of a majority of all then outstanding shares of GX Common Stock entitled to vote thereon at the special meeting. Accordingly, a GX stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have the same effect as a vote against these proposals.

The approval of the Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the shares of GX Common Stock entitled to vote and actually cast thereon at the special meeting of stockholders. Accordingly, a GX stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.

The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of GX Common Stock entitled to vote and actually cast thereon at the special meeting. Accordingly, a GX stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on the Election of Directors Proposal.

Q:     Do Celularity’s stockholders need to approve the Business Combination?

A:     Yes. On January 8, 2021, in connection with the execution of the Merger Agreement, GX, Celularity and stockholders of Celularity holding approximately 82% of Celularity Capital Stock outstanding as of the date of the Merger Agreement entered into Stockholder Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, such Celularity stockholders agreed to vote or provide their written consent with respect to all the shares of Celularity Capital Stock beneficially owned by such stockholder in favor of adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Business Combination, and not to (a) transfer any of their shares of Celularity Capital Stock (or enter into any arrangement with respect thereto) or (b) enter into any arrangement that is inconsistent with the Stockholder Support Agreements. For further information, please see the section entitled “Certain Agreements Related to the Business Combination — Stockholder Support Agreements”.

Q:     May GX or GX’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor and GX’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account without the prior written consent of Celularity. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to GX for use in the Business Combination.

Q:     How many votes do I have at the special meeting of stockholders?

A:     GX’s stockholders are entitled to one vote at the special meeting for each share of GX Class A Common Stock or GX Class B Common Stock held of record as of the record date. As of the close of business on the record date, there were 28,750,000 shares of GX Class A Common Stock outstanding and 7,187,500 shares of GX Class B Common Stock outstanding.

Q:     What interests do GX’s current officers and directors have in the Business Combination?

A:     The GX Board and GX’s executive officers may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. These interests include:

•        the beneficial ownership of the Sponsor and certain of GX’s directors and officers of an aggregate of 7,187,500 shares of GX Class B Common Stock and 7,000,000 Private Placement Warrants, which shares and warrants would become worthless if GX does not complete a business combination within the applicable time period, as our Sponsor, officers and directors have waived any redemption right with respect to these shares. The Sponsor paid an aggregate of $25,000 for its GX Class B Common Stock, and $7,000,000 for its Private Placement Warrants, and such shares and warrants have an aggregate market value of approximately $           million and $            million, respectively, based on the closing price of GX Class A Common Stock of $            on Nasdaq on            , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Cooper Road, LLC (an entity controlled by Jay R. Bloom) and Dean C. Kehler, are the managing members of the Sponsor, and as such Messrs. Bloom and Kehler have voting and investment discretion with respect to the GX Common Stock and GX Warrants held of record by the Sponsor;

•        the anticipated continuation of Messrs. Bloom and Kehler as directors of New Celularity;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Sponsor paid an aggregate of approximately $7,000,000 for its 7,000,000 Private Placement Warrants to purchase shares of GX Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by May 23, 2021;

•        that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the Sponsor and its permitted transferees;

•        the continued indemnification of current directors and officers of GX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence GX’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. GX’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to GX stockholders that they approve the Business Combination. GX stockholders should take these interests into account in deciding whether to approve the Business Combination.

Q:     Did the GX Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     The GX Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The GX Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. The GX Board also determined, without seeking a valuation from a financial advisor, that Celularity’s fair market value was at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account). Accordingly, investors will be relying on the judgment of the GX Board as described above in valuing Celularity’s business and assuming the risk that the GX Board may not have properly valued such business.

Q:     What happens if the Business Combination Proposal is not approved?

A:     If the Business Combination Proposal is not approved and GX does not consummate a business combination by May 23, 2021, or amend its Existing Charter to extend the date by which GX must consummate our initial business combination, GX will be required to dissolve and liquidate the Trust Account.

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you may redeem your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to GX to pay its franchise and income taxes and for working capital purposes, upon the consummation of the Business Combination. The per share amount GX will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions GX will pay to the underwriter of its IPO if the Business Combination is consummated. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to their shares of GX Class B Common Stock and any Public Shares that they may have acquired during or after the IPO in connection with the completion of GX’s initial business combination. The shares of GX Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account as of December 31, 2020 of approximately $291.8 million, the estimated per share redemption price would have been approximately $10.15. This is greater than the $10.00 IPO price of GX Units. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of taxes payable and dissolution expenses) in connection with the liquidation of the Trust Account. If the Business Combination is not consummated, GX may enter into an alternative business combination and close such transaction by May 23, 2021 (subject to the requirements of law).

Q:     Is there a limit on the number of shares I may redeem?

A:     A Public Stockholder, together with any of his or her affiliates or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must, (i) (A) hold Public Shares, or (B) if you hold Public Shares through GX Units, elect to separate your GX Units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares and (ii) prior to 5:00 p.m. Eastern time on           , 2021 (two business days before the special meeting), (A) submit a written request to GX’s transfer agent that GX redeem your Public Shares for cash and (B) deliver your stock to GX’s transfer agent physically or electronically through The Depository Trust Company (“DTC”). The address of Continental Stock Transfer & Trust Company (“CST”), GX’s transfer agent, is listed under the question “Who can help answer my questions?” below. GX requests that any request for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to GX’s transfer agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and GX’s transfer agent will need to act to facilitate the request. It is GX’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because GX does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with GX’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to GX’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that GX’s transfer agent return the shares (physically or electronically). You may make such request by contacting GX’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?”

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     It is expected that a U.S. holder (as defined in the section entitled “U.S. Federal Income Tax Considerations of the Redemption”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its GX Class A Common Stock will generally be treated as selling such GX Class A Common Stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of GX Class A Common Stock that such U.S. holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “U.S. Federal Income Tax Considerations of the Redemption.”

Q:     If I hold GX Warrants, can I exercise redemption rights with respect to my warrants?

A:     No. There are no redemption rights with respect to the GX Warrants.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. There are no appraisal rights available to holders of shares of GX Common Stock or GX Warrants in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) GX stockholders who properly exercise their redemption rights and (ii) certain expenses incurred by Celularity and GX in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of New Celularity following the Business Combination.

Q:     What happens if a substantial number of the Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Our Public Stockholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are reduced as a result of redemptions by Public Stockholders.

In no event will GX redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 after giving effect to the Business Combination.

Additionally, as a result of redemptions, holders of New Celularity Common Stock may be left holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “The Merger Agreement and Plan of Reorganization — Conditions to Closing; Termination — Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, GX is unable to complete a business combination by May 23, 2021 or obtain the approval of GX stockholders to extend the deadline for GX to consummate our initial business combination, the Existing Charter provides that GX will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the outstanding Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to GX to pay its taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the GX Board in accordance with applicable law, dissolve and liquidate, subject in each case to GX’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. See the sections entitled “Risk Factors — Risks Related to GX and the Business Combination — GX may not be able to complete an initial business combination within the prescribed time frame, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate, in which case the Public Stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless” and “— GX stockholders may be held liable for claims by third parties against GX to the extent of distributions received by them upon redemption of their shares”. Our Sponsor, officers and directors have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to outstanding GX Warrants. Accordingly, the GX Warrants will expire worthless.

Q:     When is the Business Combination expected to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of stockholders, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Merger Agreement and Plan of Reorganization — Conditions to Closing; Termination — Conditions to Closing”.

Q:     What do I need to do now?

A:     You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements, “Risk Factors” and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of GX Common Stock on           , 2021, the record date for the special meeting of stockholders, you may vote with respect to the applicable proposals in person online at the special meeting of stockholders or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you choose to participate in the special meeting, you can vote your shares electronically during the special meeting via live webcast by visiting https://www.cstproxy.com/gxacquisitioncorp/sm2021. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. GX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.

If on the record date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting in person online. However, since you are not the stockholder of record, you may not vote your shares in person online at the special meeting unless you first request and obtain a valid legal proxy from your broker or other agent. You must then e-mail a copy (a legible photograph is sufficient) of your legal proxy to CST at proxy@continentalstock.com. Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the special meeting. Beneficial owners who wish to attend the special meeting in person online should contact CST no later than           , 2021 to obtain this information.

Q:     What will happen if I abstain from voting or fail to vote at the special meeting?

A:     At the special meeting of stockholders, GX will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against each of the Business Combination Proposal and the Charter Proposals, and will have no effect on any of the other proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by GX without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.

Q:     How can I attend the special meeting?

A:     You may attend the special meeting and vote your shares in person online during the special meeting via live webcast by visiting https://www.cstproxy.com/gxacquisitioncorp/sm2021. As a registered stockholder, you received a proxy card from CST, which contains instructions on how to attend the special meeting in person online, including the URL address, along with your 12-digit meeting control number. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. If you do not have your 12-digit meeting control number, contact CST at 917-262-2373 or e-mail CST at proxy@continentalstock.com. Please note that you will not be able to physically attend the special meeting in person, but may attend the special meeting in person online by following the instructions below.

You can pre-register to attend the special meeting in person online starting           , 2021. Enter the URL address into your browser, and enter your 12-digit meeting control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. Prior to or at the start of the special meeting you will need to re-log in using your 12-digit meeting control number and will also be prompted to enter your 12-digit meeting control number if you vote in person online during the special meeting. GX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.

If your shares are held in “street name”, you may attend the special meeting. You will need to contact CST at the number or email address above, to receive a 12-digit meeting control number and gain access to the special meeting or otherwise contact your broker, bank, or other nominee as soon as possible, to do so. Please allow up to 72 hours prior to the special meeting for processing your 12-digit meeting control number.

If you do not have Internet capabilities, you can listen only to the special meeting by dialing 1 888-965-8995 (toll-free) if within the U.S. or Canada, or +1 415-655-0243 (standard rates apply) if outside of the U.S. and Canada, when prompted enter the pin 19164162#. This is listen only, you will not be able to vote or enter questions during the special meeting.

Q:     Do I need to attend the special meeting of stockholders in person online to vote my shares?

A:     No. You are invited to attend the special meeting in person online to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting of stockholders in person online to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. GX encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     If I am not going to attend the special meeting of stockholders in person online, should I return my proxy card instead?

A:     Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote”. Broker non-votes will not be counted for purposes of determining the presence of a quorum at the special meeting of stockholders. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a broker non-vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to GX’s Secretary at the address listed below prior to the vote at the special meeting of stockholders, or attend the special meeting and vote in person online. You also may revoke your proxy by sending a notice of revocation to GX’s Secretary, provided such revocation is received prior to the vote at the special meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     What is the quorum requirement for the special meeting of stockholders?

A:     A quorum will be present at the special meeting of stockholders if a majority of the GX Common Stock outstanding and entitled to vote at the special meeting is represented in person online or by proxy. In the absence of a quorum, the chairman of the meeting has the power to adjourn the special meeting.

As of the record date for the special meeting, 17,968,751 shares of GX Common Stock would be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person online at the special meeting of stockholders. Abstentions will be counted towards the quorum requirement but broker non-votes will not. If there is no quorum, the chairman of the meeting may adjourn the special meeting to another date.

Q:     What happens to the GX Warrants I hold if I vote my shares of GX Common Stock against approval of the Business Combination Proposal and validly exercise my redemption rights?

A:     Properly exercising your redemption rights as a GX stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not completed, you will continue to hold your GX Warrants, and if GX does not otherwise consummate our initial business combination by May 23, 2021 or obtain the approval of GX stockholders to extend the deadline for GX to consummate our initial business combination, GX will be required to dissolve and liquidate, and your GX Warrants will expire worthless.

Q:     Following the Business Combination, will GX securities continue to trade on a stock exchange?

A:     Yes. We anticipate that, following the Business Combination, GX Class A Common Stock and Public Warrants will continue trading on the Nasdaq under the new symbols “CELU” and “CELUW”, respectively. The GX Units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

Q:     How does the Sponsor intend to vote on the proposals?

A:     Our Sponsor, directors and officers have agreed to vote any shares of GX Common Stock owned by them in favor of the Business Combination, including their shares of GX Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). As of the record date, our Sponsor, officers and directors beneficially own an aggregate of approximately 20% of the outstanding shares of GX Common Stock.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     GX will pay the cost of soliciting proxies for the special meeting. GX has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the special meeting. GX has agreed to pay Morrow a fee of up to $30,000, plus Morrow’s out-of-pocket expenses. GX will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. GX will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of the Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. GX’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card you should contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: GXGX.info@investor.morrowsodali.com

You may also contact GX at:

Jay R. Bloom, Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019
Tel: (212) 616-3700
Email: jay.bloom@trimarancapital.com

To obtain timely delivery, GX’s stockholders and warrantholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about GX from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information”.

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to GX’s transfer agent prior to 5:00 p.m., New York time, on the second business day prior to the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information”.

Parties to the Business Combination

GX

GX is a blank check company incorporated in Delaware on August 24, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving GX and one or more businesses. Upon the Closing, GX intends to change its name to Celularity Inc.

GX Units, GX Class A Common Stock and Public Warrants are currently listed on the Nasdaq, under the symbols “GXGXU”, “GXGX” and “GXGXW”, respectively. GX has applied to continue the listing of GX Class A Common Stock and Public Warrants on the Nasdaq under the symbols “CELU” and “CELUW”, respectively, upon the Closing. The GX Units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

The mailing address of GX’s principal executive office is 1325 Avenue of the Americas, 25th Floor, New York, NY 10019 and its phone number is (212) 616-3700.

Celularity

Celularity is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with a chimeric antigen receptor (“CAR”) (“CAR-T”) cells, natural killer (“NK”) cells, and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address a significant unmet global need for effective, accessible and affordable therapeutics. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug (“IND”) applications in 2021.

The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells, which Celularity handles at its purpose-built U.S.-based approximately 150,000 square foot facility. Celularity believes the use of placental-derived cells, sourced from full-term healthy donors, has potential inherent advantages, both from an economic and scientific perspective. Relative to adult-derived cells, placental-derived cells have demonstrated greater stemness, which means the ability to expand and persist. Further, their immunological naïveté, meaning having an immune system that has never been exposed to a specific antigen, may allow for an improved safety profile.

Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s sole use. Celularity believes this a key difference that will enable readily available off-the-shelf treatments that can be delivered faster, more reliably, at greater scale and to more patients.

In addition, Celularity also has non-core legacy operations that are complementary to its work in placenta-derived cell therapeutics, including its biobanking operations, directly or through its exclusive distributor.

The mailing address of Celularity’s principal executive office is 170 Park Avenue, Florham Park, New Jersey 07932, and its telephone number is (908) 768-2170.

For more information about Celularity, see the sections entitled “Information About Celularity” and “Celularity’s Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

The Business Combination

The Merger Agreement

The following summary provides an overview of key aspects of the Merger Agreement. For more information about the Merger Agreement and the Business Combination and other transactions contemplated thereby, see the sections entitled “Proposals to be Considered by GX’s Stockholders Proposal No. 1 — The Business Combination Proposal” and “The Merger Agreement and Plan of Reorganization”. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

The aggregate merger consideration payable to stockholders of Celularity upon closing of the Business Combination (the “Closing”) consists of up to 147,327,224 newly issued shares of GX Class A Common Stock valued at approximately $10.15 per share.

Immediately prior to the Effective Time, Celularity will cause each share of Celularity Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Celularity Common Stock at the then-effective conversion rate as calculated pursuant to the Amended and Restated Certificate of Incorporation of Celularity, dated March 16, 2020, as may be amended, restated or otherwise modified from time to time. All of the shares of Celularity Preferred Stock converted into shares of Celularity Common Stock will no longer be outstanding and will cease to exist, and each holder of shares of Celularity Preferred Stock will thereafter cease to have any rights with respect to such securities.

At the Effective Time, by virtue of the First Merger and without any action on the part of GX, First Merger Sub, Celularity or the holders of any of the following securities:

(a)     each share of Celularity Common Stock (including shares of Celularity Common Stock resulting from the conversion of shares of Celularity Preferred Stock described above) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of GX Class A Common Stock equal to the Exchange Ratio (as defined below) (the “Per Share Merger Consideration”);

(b)    each share of Celularity Capital Stock held in the treasury of Celularity will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(c)     each share of First Merger Sub common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(d)    each Celularity Warrant (as to which no notice of exercise has been delivered to Celularity prior to the Closing) that is outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time), will, to the extent consistent with the terms of such Celularity Warrant, represent the right to purchase shares of GX Class A Common Stock (and not Celularity Capital Stock) (each, a “Converted Warrant”) on the same terms and conditions (including exercisability terms) as were applicable to such Celularity Warrant immediately prior to the Effective Time, except that (A) each Converted Warrant will be exercisable for that number of shares of GX Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Celularity Common Stock that would be issuable upon the exercise of a Celularity Warrant for cash and assuming the conversion of the Series B Preferred Stock underlying such outstanding Celularity Warrant into Celularity Common Stock (the “Celularity Warrant Shares”) subject to the Celularity Warrant immediately prior to the Effective Time and (2) the Exchange Ratio (as defined below); and (B) the per share exercise price for each share of GX Class A Common Stock issuable upon exercise of the Converted Warrant will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the per share exercise price for each share of Series B Preferred Stock issuable upon exercise of such Celularity Warrant immediately prior to the Effective Time by (2) the Exchange Ratio (as defined below); and

(e)     each Celularity Option that is outstanding immediately prior to the Effective Time will be assumed by GX and converted into an option to purchase shares of GX Class A Common Stock (each, a “Converted Option”), except that the assumption and conversion of any such Celularity Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Celularity Option immediately before the Effective Time, except that (x) each Celularity Option will be exercisable for that number of shares of GX Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Celularity Common Stock subject to the Celularity Option immediately before the Effective Time and (2) the Exchange Ratio (as defined below); and (y) the per share exercise price for each share of GX Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Celularity Common Stock of such Celularity Option immediately before the Effective Time by (2) the Exchange Ratio (as defined below); except that the exercise price and the number of shares of GX Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(f)     “Celularity Reference Share Value” means a dollar amount equal to (i) the sum of (a) $1,250,000,000 plus (b) the aggregate dollar amount payable to Celularity upon the exercise of all Celularity Options and Celularity Warrants (as to which no notice of exercise has been delivered to Celularity prior to the Closing) that are outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time), calculated by adding the sum of all exercise prices under such Celularity Options and Celularity Warrants (the “Aggregate Exercise Price”) divided by (ii) the number of Fully Diluted Celularity Shares.

(g)    “Exchange Ratio” means the quotient obtained by dividing (i) the Celularity Reference Share Value, by (ii) a dollar amount equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing Date, including interest earned on the funds held in the Trust Account and not previously released to GX to pay its taxes by (b) the shares of GX Class A Common Stock issued and sold as part of GX Units in the IPO contemplated by the prospectus that remain outstanding as of two business days prior to the Closing Date.

(h)    “Fully Diluted Celularity Shares” means, as of the Effective Time, a number of shares of Celularity Common Stock determined as follows without duplication, and expressed in each case on a fully diluted and as-converted to Celularity Common Stock basis: (i) the number of shares of Celularity Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Celularity Common Stock issuable in respect of all unexpired, issued and outstanding Celularity Options, (iii) the number of shares of Celularity Common Stock issuable upon the conversion of the Celularity Preferred Stock pursuant to the Merger Agreement (including in respect of any Celularity Warrant Shares issued upon the exercise of a Celularity Warrant prior to or in connection with the Closing) and (iv) the Celularity Warrant Shares to the extent the related Celularity Warrant remains outstanding immediately prior to the Effective Time and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants by Celularity, GX, First Merger Sub and Second Merger Sub. The Merger Agreement includes a mutual exclusivity provision between (a) Celularity and (b) GX, First Merger Sub and Second Merger Sub.

Conditions to the Closing

The consummation of the Business Combination contemplated by the Merger Agreement is subject to certain conditions, among others: (i) approval by GX’s stockholders and by Celularity’s stockholders, (ii) GX having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Business Combination, (iii) the expiration or termination of the waiting period under the HSR Act, (iv) the listing of the shares of GX Class A Common

Stock to be issued in connection with the Closing on Nasdaq and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (v) the receipt of certain consents, approvals and authorizations required from applicable governmental authorities and (vi) the effectiveness or execution, as applicable, of the agreements and certificates relating to the Business Combination contemplated by the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Business Combination, including (i) by mutual written consent of the parties, (ii) by either GX or Celularity if (a) the consummation of the Business Combination has not occurred on or prior to May 20, 2021 (the “Initial Outside Date”, and as it may be extended, the “Outside Date”); except that, if prior to such date, GX’s stockholders have approved extending the deadline by which it must complete the Business Combination, then the Initial Outside Date may be extended by either GX or Celularity upon written notice to the other to the earlier of such deadline and June 30, 2021, (b) a final and nonappealable order has been issued or governmental action permanently restrains, enjoins or otherwise prohibits the Business Combination or (c) GX’s stockholder approval is not obtained, (iii) by Celularity upon a breach by GX, First Merger Sub or Second Merger Sub if such breach gives rise to a failure of a closing condition and cannot or has not been cured within 30 days’ notice by Celularity and (iv) by GX (a) upon a breach by Celularity if such breach gives rise to a failure of a closing condition and cannot or has not been cured within 30 days’ notice by GX, (b) if Celularity fails to obtain the Celularity Stockholder Approval (as defined below) within five business days after the registration statement, of which this proxy statement/prospectus forms a part, becomes effective (the “Celularity Stockholder Vote Termination”) or (c) the Stockholder Support Agreements have not been delivered by a number of Celularity stockholders sufficient to deliver the Celularity Stockholder Approval within 24 hours of the execution and delivery of the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors, employees or stockholders, other than liability of any party thereto for any willful breach of the Merger Agreement by such party prior to such termination.

GX Bylaws Amendment

GX has agreed to amend and restate its bylaws at the Closing. A copy of the proposed form of GX’s amended and restated bylaws is attached as Annex C to this proxy statement/prospectus (the “Amended and Restated Bylaws”). For more information about the Amended and Restated Bylaws, please see the section entitled “Description of GX’s Securities”.

Other Agreements Related to the Merger Agreement

Stockholder Support Agreements

On January 8, 2021, in connection with the execution of the Merger Agreement, GX, Celularity and stockholders of Celularity holding approximately 82% of Celularity Capital Stock outstanding as of the date of the Merger Agreement entered into Stockholder Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, such Celularity stockholders have agreed to (a) vote or provide their written consent for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Business Combination, subject to certain customary exceptions, (b) not to transfer any of their shares of Celularity Capital Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, (c) enter into any arrangement that is inconsistent with the Stockholder Support Agreements and (d) not to commence, join in, facilitate, assist or encourage and take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against GX, First Merger Sub, Second Merger Sub, Celularity or any of their respective successors or directors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Support Agreements, or (y) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

For more information about the Stockholder Support Agreements, see the section entitled “Certain Agreements Related to the Business Combination — Stockholder Support Agreements”.

Sponsor Support Agreement

On January 8, 2021, in connection with the execution of the Merger Agreement, Celularity, GX, the Sponsor and the officers and directors of GX executed the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex G, pursuant to which, among other things, the Sponsor and the officers and directors of GX have agreed (a) to vote their shares of GX Common Stock in favor of the adoption of the Merger Agreement and the approval of the Business Combination contemplated by the Merger Agreement, as well as the proposals set forth in this proxy statement/prospectus, subject to certain customary conditions, (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary exceptions and (c) to waive, to the fullest extent permitted by law, the ability to adjust the Initial Conversion Ratio (as defined in the Existing Charter) pursuant to the terms of the Existing Charter in connection with the issuance of additional GX Class A Common Stock in the transactions contemplated by the Merger Agreement.

For more information about the Sponsor Support Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Sponsor Support Agreement”.

PIPE Subscription Agreements

On January 8, 2021, concurrently with the execution of the Merger Agreement, GX entered into separate subscription agreements (the “Subscription Agreements”) with investors (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to purchase, and GX agreed to sell to the PIPE Investors, an aggregate of 8,340,000 shares of GX Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $83,400,000, in the PIPE Financing, a portion of which is expected to be funded by (i) existing Celularity investors and affiliates (the “Celularity-Related PIPE Investors”) and (ii) certain additional investors. In comparison, the $10.00 per share purchase price of the PIPE Shares is equal to the price per unit offered to our Public Stockholders to acquire GX Units in the IPO; however, unlike the GX Units issued in our IPO, the PIPE Shares do not include one-half of one redeemable warrant to acquire GX Common Stock or any redemption right, among other things.

The Subscription Agreements are all substantially similar to the form of Subscription Agreement attached to this proxy statement/prospectus as Annex H. The closing of the sale of the PIPE Shares (the “PIPE Closing”) pursuant to the Subscription Agreements is expected to occur substantially concurrently with the Closing and is conditioned upon, among other customary closing conditions, the consummation of the Business Combination and certain applicable regulatory approvals.

The Subscription Agreements for the PIPE Investors (other than the Celularity-Related PIPE Investors, whose registration rights are governed by the Registration Rights Agreement (defined below)), provide for certain registration rights. In particular, New Celularity is required to, as soon as practicable but no later than 15 business days after the Closing, submit or file with the SEC a registration statement registering the resale of the PIPE Shares. Additionally, New Celularity is required to use its reasonable best efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof but no later than the earlier of (i) the 15th business day following the filing date thereof if the SEC notifies New Celularity that it will “review” such registration statement and (ii) the 10th business day after the date New Celularity is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. New Celularity must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (A) the date the PIPE Investors no longer hold any registrable shares, (B) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (C) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; (d) the Outside Date if the Closing has not occurred by such date; and (e) with respect to certain PIPE Investors, by written notice of any such PIPE Investor to GX in the event the Merger Agreement is amended, supplemented or modified on or after the date hereof in a manner that materially adversely affects such PIPE Investor without the prior written consent of such PIPE Investor.

GX is relying on the exemption under Section 4(a)(2) of the Securities Act for the issuance of the PIPE Shares to the PIPE Investors in the PIPE Financing. Pursuant to the Subscription Agreement, each PIPE Investor represented and warranted that it is either a “qualified institutional buyer” or an “accredited investor” as defined in the applicable SEC regulations.

For more information about the Subscription Agreements, see the section entitled “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements”.

Registration Rights Agreement

In connection with the Closing, that certain registration rights agreement, dated May 20, 2019, will be amended and restated (as amended and restated, the “Registration Rights Agreement”), and New Celularity, the Sponsor, certain stockholders of Celularity (the “Target Holders”) and certain PIPE Investors (the Sponsor, the Target Holders and such PIPE Investors, collectively, the “Holders”) will enter into the Registration Rights Agreement, the form of which is attached to this proxy statement/prospectus as Annex I, at the Closing, pursuant to which the Holders of Registrable Securities (as defined in the Registration Rights Agreement), subject to certain conditions, will be entitled to registration rights. Pursuant to the Registration Rights Agreement, New Celularity will agree that, within 45 days after the Closing, New Celularity will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Registrable Securities (the “Resale Registration Statement”), and New Celularity will use its commercially reasonable efforts to have the Resale Registration Statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. Holders will be granted demand underwritten offering registration rights and piggyback registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement will terminate on the earlier of (i) the seventh anniversary of the date of the Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

For more information about the Registration Rights Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement”.

Lock-Up Agreements

In connection with the Closing, certain existing Celularity stockholders, including all Celularity officers, directors, and certain holders of 5% or more of the outstanding Celularity Capital Stock prior to the Closing, and their affiliates, which group in the aggregate holds more than 70.2% of the outstanding Celularity Common Stock prior to the Closing, will agree, subject to certain customary exceptions, not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act and the rules and regulations of the SEC promulgated thereunder, any shares of New Celularity Common Stock held by them immediately after the Closing, any shares of New Celularity Common Stock issuable upon the exercise of options to purchase shares of New Celularity Common Stock held by them immediately after the Closing, or any securities convertible into or exercisable or exchangeable for New Celularity Common Stock held by them immediately after the Closing, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of New Celularity Common Stock or securities convertible into or exercisable or exchangeable for shares of New Celularity Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of (A) one year after the Closing or (B) subsequent to the Closing, (x) if the last sale price of New Celularity Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which New Celularity completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Celularity’s stockholders having the right to exchange their shares of New Celularity Common Stock for cash, securities or other property.

For more information about the Lock-Up Agreements, see the section entitled “Certain Agreements Related to the Business Combination — Lock-Up Agreements”.

Board of New Celularity following the Business Combination

Upon the Closing, we anticipate that the New Celularity Board will consist of nine members, reclassified into three separate classes, with each class serving a three-year term; except with respect to the election of directors at the special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). All of our existing directors of GX, except for our Co-Chairmen, Jay R. Bloom and Dean C. Kehler, have informed us that they will resign from the GX Board upon Closing.

Our board of directors has nominated the following individuals for election at our special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal:

•        Class I Directors:           ,            and            ;

•        Class II Directors:            ,            and            ; and

•        Class III Directors:            ,            and            .

For additional details, see the sections of this proxy statement/prospectus entitled “Proposal No. 6 — The Election of Directors Proposal” and “Management After the Business Combination”.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors being appointed by Celularity, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

For more information, see the section entitled “The Business Combination — Accounting Treatment of the Business Combination”.

Appraisal or Dissenter’s Rights

No appraisal or dissenter’s rights are available to holders of shares of GX Common Stock or GX Warrants in connection with the Business Combination.

GX Proposals for Stockholder Approval

At the special meeting, the GX’s stockholders will be asked to separately approve the following proposals:

•        The Business Combination Proposal — a proposal to approve the adoption of the Merger Agreement and the Business Combination.

•        The Charter Proposals — four proposals to amend GX’s Existing Charter:

•        Proposal No. 2 — to increase the authorized shares of our common stock to           shares and authorized shares of preferred stock to            (“Proposal No. 2”);

•        Proposal No. 3 — to require an affirmative vote of 66 2/3% of the outstanding shares of our common stock for stockholders to (i) alter, amend, or repeal the proposed bylaws of GX and (ii) remove a director for cause (“Proposal No. 3”);

•        Proposal No. 4 — to require an affirmative vote of 66 2/3% of the outstanding shares of Company common stock to alter, amend, or repeal Articles V, VI, and VII of the Proposed Charter (“Proposal No. 4”); and

•        Proposal No. 5 — to approve and adopt the Proposed Charter that includes the approval of Proposal 2, Proposal 3 and Proposal 4 and provides for certain additional changes, including (i) changing GX’s name from “GX Acquisition Corp.” to “Celularity Inc.” and (ii) eliminating certain provisions related to the Business Combination that will no longer be relevant following the Closing, which our board of directors believes are necessary to adequately address the needs of GX immediately following the consummation of the Business Combination (“Proposal No. 5”).

•        The Election of Directors Proposal — a proposal to elect the directors comprising the board of directors of New Celularity.

•        The Equity Incentive Plan Proposal — a proposal to approve and adopt the equity incentive award plan established to be effective after the Closing.

•        The Employee Stock Purchase Plan Proposal — a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing.

•        The Nasdaq Proposal — a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of GX Class A Common Stock to the Celularity stockholders in the Mergers pursuant to the Merger Agreement and to the investors in the private offering of securities to certain investors in connection with the Business Combination.

•        The Adjournment Proposal — a proposal to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “Proposals to be Considered by GX’s Stockholders Proposal No. 1 — The Business Combination Proposal”, “Proposals Nos. 2 – 5 — The Charter Proposals”, “Proposal No. 6 — The Election of Directors Proposal”, “Proposal No. 7 — The Equity Incentive Plan Proposal”, “Proposal No. 8 — The Employee Stock Purchase Plan Proposal”, “Proposal No. 9 — The Nasdaq Proposal” and “Proposal No. 10 — The Adjournment Proposal”.

Date, Time and Place of Special Meeting

The special meeting will be held on           , 2021, at            a.m., Eastern time, conducted via live webcast at the following address https://www.cstproxy.com/gxacquisitioncorp/sm2021. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. GX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

Record Date and Voting

GX’s stockholders will be entitled to vote or direct votes to be cast at the special meeting of stockholders if they owned shares of GX Class A Common Stock or GX Class B Common Stock at the close of business on            , 2021, which is the record date for the special meeting of stockholders. GX’s stockholders are entitled to one vote for each share of GX Class A Common Stock or GX Class B Common Stock that they owned as of the close of business on the record date. If GX’s stockholders’ shares are held in “street name” or are in a margin or similar account, such stockholder should contact their broker, bank or other nominee to ensure that votes related to the shares beneficially own by such stockholder are properly counted. On the record date, there were 28,750,000 shares of GX Class A Common Stock outstanding and 7,187,500 shares of GX Class B Common Stock outstanding, of which 7,187,500 shares of GX Class B Common Stock are held by our Sponsor, officers and directors.

Our Sponsors, officers and directors have agreed to vote all of their shares of GX Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal. GX’s issued and outstanding GX Warrants do not have voting rights at the special meeting of stockholders.

Quorum and Vote Required for the GX Proposals

A quorum will be present at the special meeting if a majority of the GX Common Stock outstanding and entitled to vote at the special meeting is represented in person or by proxy.

The approval of the Business Combination Proposal and the Charter Proposals require the affirmative vote (in person online or by proxy) of the holders of a majority of all the outstanding shares of GX Common Stock that are entitled to vote thereon at the special meeting.

The approval of the Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the shares of GX Common Stock that are entitled to vote and voted thereon at the special meeting of stockholders.

The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of GX Common Stock entitled to vote and actually cast thereon at the special meeting.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “Special Meeting in Lieu of 2021 Annual Meeting of GX Stockholders — Quorum and Vote Required for the GX Proposals”.

Recommendation to GX Stockholders

Our board of directors believes that each of the Business Combination Proposal, the Charter Proposals, the Election of Directors Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal to be presented at the special meeting is in the best interests of GX and our stockholders and unanimously recommends that its stockholders vote “FOR” each of these proposals and “FOR” each of the director nominees.

GX’s Board of Directors’ Reasons for the Approval of the Business Combination

After careful consideration, the GX Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. The factors considered by the GX Board include but were not limited to, the following:

•        Celularity is a leader in placental-derived therapeutics through its proprietary placenta-based platform.    Celularity’s Immuno-Modulatory Placenta-derived Allogenenic Cell Therapies (“IMPACT”) platform harnesses the placenta’s unique biology and ready availability, which has the potential to provide an abundant and renewable starting cell source with expandability, persistence and stemness, and the immunological naivete of placental-based cells allows for an improved safety profile of therapeutics. Celularity’s IMPACT platform, with its emphasis on developing off-the-shelf placental-derived cellular therapies, has the potential to lead the next evolution of cellular medicine.

•        Celularity’s IMPACT platform has the potential to drive a broad and novel product platform across therapeutic areas.    Celularity’s IMPACT platform has the potential to drive a broad and novel product platform, targeting multiple therapeutic areas. Four key cell types, CyCART-19, CYNK-001, CYNK-101 and APPL-001, drive four of Celularity’s product candidates and six initial indications, with future opportunities for further expansion into other indications. Further, the Celularity IMPACT platform capitalizes on Celularity’s integrated processes and the unique biologic characteristics of placenta-derived allogeneic cells to target multiple diseases in clinical development. The platform is designed to accelerate speed to patient while ensuring manufacturing excellence of high quality and pure placental-derived cell therapy products at a lower cost of goods. Celularity’s IMPACT platform, along with Celularity’s investment in future areas of cellular products, should serve as the foundation for strengthening its product pipeline. Celularity is well-positioned to establish itself as a leader in placental-derived therapeutics.

•        Celularity’s IMPACT platform aims to develop off-the-shelf treatments.    “Off-the-shelf” treatments offer the potential to re-dose patients, if necessary, and enable the production of highly scalable therapeutics. Celularity’s innovative use of the IMPACT platform, and the underlying use of placental-derived cells, provides Celularity a unique and proprietary platform that enables Celularity to target multiple diseases using allogenic “off-the-shelf” therapies and provide potentially lifesaving therapies more readily accessible to patients that can be delivered on-demand and more reliably and at a greater scale than autologous therapeutics.

•        Celularity targets high unmet medical needs, potentially representing a large market opportunity.    Celularity’s potential therapeutic applications include cancer, solid tumors, degenerative diseases, and infectious diseases. This provides Celularity a potentially large, diversified market for its products. As a result, the potential for future commercial success may not be dependent on a single product candidate or commercial market.

•        Celularity has a potentially strong proprietary product pipeline.    Celularity is advancing its innovative product pipeline, which include three active and enrolling clinical trials and three planned IND submissions by the end of 2021. Celularity plans to file an IND in the third quarter of 2021 and commence a Phase 1/2a clinical trial of CyCART-19 for the treatment of B-cell malignancies in the fourth quarter of 2021; is currently in Phase 1 trial (for AML and other blood cancers) and Phase 1/2a trial (for GBM and for COVID-19) and plans to commence Phase 2 trials (for AML and GBM) in 2021 for its CYNK-001 therapeutic program; and is planning to submit an IND in 2021 for its CYNK-101 therapeutic program. CYNK-101 will be evaluated in combination with a monoclonal antibody (“mAb”) to target cancers such as gastric cancer. Celularity also plans to submit an IND in 2021 and commence the Phase 1/2a study for the treatment of Crohn’s disease in 2022 for its APPL-001 therapeutic program.

•        Celularity has encouraging preclinical and clinical data and its therapeutic products may be eligible for accelerated development.    Celularity has selectively targeted indications with unmet medical needs that are potentially eligible for fast track designation, which provide the potential for accelerated development and may expedite the regulatory approval process. Preclinical and early clinical data demonstrating the unique biological activity and potential of placental-derived stem cells, provide potential for multiple highly effective cell therapy programs.

•        Celularity’s experienced management team with deep expertise in cell therapy.    Celularity has a seasoned management team with experience in all aspects of cellular medicine. For over twenty years, the team has been at the vanguard of cellular medicine, and has collectively seen a number of programs, including one cell therapy, through FDA-approval to commercialization. Celularity is led by Robert J. Hariri, M.D., Ph.D., founder and Chief Executive Officer of Celularity, who founded Anthrogenesis in 1998 under the name LifeBank and which was later acquired by Celgene. Celularity has a proven and experienced team with deep expertise in cell therapy that is positioned to successfully lead New Celularity after the Business Combination.

For a description of our board of directors reasons for the approval of the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination — GX’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Interests of GX Directors and Officers in the Business Combination

When considering our board of director’s recommendation that GX’s stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals presented for stockholder approval in this proxy statement/prospectus, GX’s stockholders should be aware that certain of GX’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of GX’s stockholders. These interests include:

•        the beneficial ownership of the Sponsor and certain of GX’s directors and officers of an aggregate of 7,187,500 shares of GX Class B Common Stock and 7,000,000 Private Placement Warrants, which shares and warrants would become worthless if GX does not complete a business combination within the applicable time period, as our Sponsor, officers and directors have waived any redemption right with respect to these shares. The Sponsor paid an aggregate of $25,000 for its GX Class B Common Stock, and $7,000,000 for its Private Placement Warrants, and such shares and warrants have an aggregate market value of approximately $            million and $            million, respectively, based on the closing price of GX Class A Common Stock of $            on Nasdaq on            , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Cooper Road, LLC (an entity controlled by Jay R. Bloom) and Dean C. Kehler, are the managing members of the Sponsor, and as such Messrs. Bloom and Kehler have voting and investment discretion with respect to the GX Common Stock and GX Warrants held of record by the Sponsor;

•        the anticipated continuation of Messrs. Bloom and Kehler as directors of New Celularity;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Sponsor paid an aggregate of approximately $7,000,000 for its 7,000,000 Private Placement Warrants to purchase shares of GX Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by May 23, 2021;

•        that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the Sponsor and its permitted transferees;

•        the continued indemnification of current directors and officers of GX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence GX’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. GX’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to GX stockholders that they approve the Business Combination. GX stockholders should take these interests into account in deciding whether to approve the Business Combination.

Redemption Rights

Pursuant to our Existing Charter, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Existing Charter. For illustrative purposes, based on funds in the Trust Account as of December 31, 2020 of approximately $291.8 million, the estimated per share redemption price would have been approximately $10.15. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of our GX Class A Common Stock for cash and will no longer own shares of GX. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Each redemption of Public Shares by our Public Stockholders will decrease the amount in our Trust Account, which holds approximately $291.8 million on December 31, 2020 (net of taxes payable). See the section entitled “Special Meeting in Lieu of 2021 Annual Meeting of GX Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding the Business Combination. These risks are discussed more fully in the section entitled “Risk Factors” following this summary. If any of these risks actually occur, Celularity’s, GX’s or New Celularity’s business, financial condition or results of operations would likely be materially and adversely affected. These risks include, but are not limited to, the following:

•        If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, before or after the Closing, the market price of our securities, may decline or an active trading market may not continue, which would adversely affect the liquidity and price of our securities.

•        The unaudited pro forma financial information included herein may not be indicative of what New Celularity’s actual financial position or results of operations would have been.

•        Past performance by Trimaran Capital Partners, including the GX management team, may not be indicative of future performance of an investment in GX or New Celularity.

•        GX may not be able to complete the Business Combination within the prescribed time frame, in which case it would cease all operations, wind up, redeem the Public Shares and liquidate, and the Public Warrants will expire worthless.

•        There are no provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Celularity in the Merger Agreement ultimately proves to be inaccurate or incorrect.

•        The exercise of discretion by GX’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in conflicts of interest.

•        GX does not have a specified maximum redemption threshold, which may make it possible for GX to complete the Business Combination with which a substantial majority of GX’s stockholders do not agree.

•        GX’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

•        GX may not be able to complete the PIPE Financing in connection with the Business Combination.

•        The market price and trading volume of New Celularity Common Stock may be volatile and could decline significantly following the Business Combination.

•        Celularity has incurred net losses in every period since its inception, has no cellular therapeutic candidates approved for commercial sale and Celularity anticipates that it will incur substantial net losses in the future.

•        Celularity’s placental-derived cellular therapy candidates represent a novel approach to cancer, infectious and degenerative disease treatments that creates significant challenges.

•        Celularity’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern.

•        Celularity’s business could be materially adversely affected by the effects of health pandemics or epidemics, including the current COVID-19 pandemic and future outbreaks of the disease, in regions where it or third parties on which it relies have concentrations of clinical trial sites or other business operations.

•        Celularity’s business is highly dependent on the success of its lead therapeutic candidates. If Celularity is unable to obtain regulatory approval for its lead candidates and effectively commercialize its lead therapeutic candidates for the treatment of patients in approved indications, its business would be significantly harmed.

•        Celularity relies on CAR-T viral vectors from Sorrento Therapeutics, Inc. for its CyCART-19 therapeutic candidate and termination of this license, or any future licenses, could result in the loss of significant rights, which would harm its business.

•        Celularity relies and will continue to rely on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Celularity may not be able to obtain regulatory approval of, or commercialize, its therapeutic candidates.

•        The U.S. Food and Drug Adminstration (“FDA”), regulatory approval process is lengthy and time-consuming, and Celularity may experience significant delays in the clinical development and regulatory of its product candidates.

•        Celularity may not be able to file Investigational New Drug Applications (“INDs”), to commence additional clinical trials on the timelines it expects, and even if Celularity is able to, the FDA may not permit it to proceed, and if so, Celularity may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines Celularity expects.

•        Celularity operates its own manufacturing and storage facility, which requires significant resources; manufacturing or other failures could adversely affect its clinical trials and the commercial viability of its therapeutic candidates and its biobanking and degenerative diseases businesses.

•        Celularity relies on donors of healthy human full-term post-partum placentas to manufacture its therapeutic candidates, and if Celularity does not obtain an adequate supply of such placentas from qualified donors, development of its placental-derived allogeneic cells may be adversely impacted.

•        Celularity’s clinical trials may fail to demonstrate the safety and/or efficacy of any of its therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

•        If Celularity’s efforts to protect the proprietary nature of the intellectual property related to its technologies are inadequate, Celularity may not be able to compete effectively in its market.

•        Celularity is, and in the future may be, party to agreements with third parties. Disputes may arise with such third parties regarding the terms of such agreements, including terms governing payment obligations, contractual interpretation, or related intellectual property ownership or use rights, which could materially adversely impact Celularity, including by requiring the payment of addiitional amounts, or requiring Celularity to invest time and money in litigation or arbitration.

•        Celularity’s therapeutic candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potentital or result in significant negative consequences.

•        Celularity faces significant competition from other biotechnology and pharmaceutical companies, and its operating results will suffer if it fails to compete effectively.

•        Celularity will need substantial additional financing to develop its therapeutics and implement its operating plans. If Celularity fails to obtain additional financing, it may be unable to complete the development and commercialization of its therapeutic candidates.

•        Celularity’s relationships with customers, physicians, and third-party payors are subject to numerous laws and regulations. If Celularity or its employees, independent contractors, consultants, commercial partners and vendors violate these laws, Celularity could face substantial penalties.

•        Celularity will incur significant costs as a result of operating as a public company, and its management will be required to devote substantial time to various compliance initiatives.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CELULARITY

The selected historical consolidated statement of operations data of Celularity for the years ended December 31, 2018 and 2019 and the historical consolidated balance sheet data as of December 31, 2018 and 2019 are derived from Celularity’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected historical condensed consolidated statement of operations data of Celularity for the nine months ended September 30, 2019 and 2020 and the condensed consolidated balance sheet data as of September 30, 2020 are derived from Celularity’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. In the opinion of Celularity’s management, the unaudited interim condensed consolidated financial statements include all adjustments necessary to state fairly Celularity’s financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2019 and 2020.

Celularity’s historical results are not necessarily indicative of the results that may be expected in the future and Celularity’s results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020 or any other period. You should read the following selected historical consolidated financial data together with the section entitled “Celularity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Celularity’s consolidated financial statements and related notes and unaudited interim condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Year ended December 31,		Nine months ended September 30,
(in thousands except share and per share amounts)	2018	2019	2019	2020
Statements of Operations Data:
Net revenues	$17,554	$21,147	$15,996	$11,035
Operating expenses:
Cost of goods sold (excluding amortization of acquired intangible assets)	6,555	6,324	4,910	3,762
Research and development	29,063	46,051	33,301	38,783
Selling, general and administrative	49,975	41,791	31,824	25,363
Change in fair value of contingent consideration liability	(43,153)	68,867	56,524	(26,136)
Amortization of acquired intangible assets	2,999	4,143	3,101	2,843
Impairment of acquired intangible assets	8,550	118,100	118,100	129,400
Loss from operations	(36,435)	(264,129)	(231,764)	(162,980)
Other income (expense)
Interest income	628	694	497	236
Interest expense	—	—	—	(1,630)
Loss on the sale of business	—	—	—	(4,434)
Income (expense) related to warrant liabilities	1,146	(4,226)	(1,125)	(52,065)
Other (expense) income, net	(16)	(333)	(341)	4,099
Total other income (expense), net	1,758	(3,865)	(969)	(53,794)
Net loss before income taxes	(34,677)	(267,994)	(232,733)	(216,774)
Income tax benefit	(21,302)	(56,113)	(43,083)	(4,631)
Net loss	$(13,375)	$(211,881)	$(189,650)	$(212,143)
Net loss per share of common stock – basic and diluted(1)	$(0.56)	$(8.88)	$(7.95)	$(8.86)
Weighted-average common shares outstanding – basic and diluted(1)	23,735,694	23,872,831	23,847,210	23,956,355

____________

(1)      See Note 2 to Celularity’s audited financial statements and Note 2 to Celularity’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for an explanation of the calculation of Celularity’s basic and diluted net loss per share and the weighted-average common shares used in computing basic and diluted net loss per share.

(in thousands)	As of December 31, 2018	As of December 31, 2019	As of September 30, 2020
Balance Sheet Data:
Cash and cash equivalents	$22,039	$28,128	$80,831
Working capital(2)	14,753	16,171	69,162
Total assets	563,156	521,495	450,873
Total liabilities	342,189	383,633	437,422
Total redeemable convertible preferred stock	340,282	465,282	549,863
Total stockholders’ deficit	(119,315)	(327,420)	(536,412)

____________

(2)      Celularity defines working capital as current assets less current liabilities.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GX

GX’s historical statements of operations data for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018 and the selected historical balance sheet data as of December 31, 2019 and 2018 are derived from GX’s audited financial statements included elsewhere in this proxy statement/prospectus. GX’s historical condensed statements of operations data for the nine months ended September 30, 2020 and 2019 and the selected historical condensed balance sheet data as of September 30, 2020 are derived from GX’s unaudited interim condensed financial statements included elsewhere in this proxy statement/prospectus. In the opinion of the management of GX, the unaudited interim condensed financial statements include all adjustments necessary to state fairly the financial position of GX as of September 30, 2020 and the results of its operations for the nine months ended September 30, 2020 and 2019.

GX’s historical results are not necessarily indicative of the results to be expected in the future and GX’s results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2020 or any other period. You should read the following historical financial data together with the section entitled “GX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and GX’s audited financial statements and related notes and unaudited interim condensed financial statements and related notes, included elsewhere in this proxy statement/prospectus.

	Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019		Year Ended December 31, 2019		For the Period August 24, 2018 (Date of Inception) to December 31, 2018
Statements of Operations Data:
Operating and formation costs	$658,177		$317,375		$564,339		$1,098
Loss from operations	(658,177)		(317,375)		(564,339)		(1,098)

Other income (expense):
Interest income on marketable securities held in Trust Account	1,707,779		2,351,856		3,753,411		—
Unrealized loss on marketable securities held in Trust Account	18,478		187,932		(7,871)		—
Other income, net	1,726,257		2,539,788		3,745,540		—

Income (loss) before provision for income taxes	1,068,080		2,222,413		3,181,201		(1,098)
Provision for income taxes	(224,505)		(466,707)		(668,230)		—
Net income (loss)	$843,575		$1,755,706		$2,512,971		$(1,098)
Weighted average shares outstanding, basic and diluted	8,672,285	(1)	7,803,850	(1)	8,015,444	(3)	7,500,000	(3)
Basic and diluted net loss per common share	$(0.05	)(2)	$(0.02	)(2)	$(0.03	)(4)	$(0.00	)(4)

____________

(1)      Excludes an aggregate of up to 27,239,680 and 27,299,778 shares subject to possible redemption at September 30, 2020 and 2019, respectively.

(2)      Net loss per common share — basic and diluted excludes interest income of $1,280,785 attributable to shares subject to possible redemption for the nine months ended September 30, 2020, and $1,873,638 attributable to common stock subject to possible redemption for the nine months ended September 30, 2019, respectively.

(3)      Excludes an aggregate of up to 27,283,483 shares subject to possible redemption at December 31, 2019 and 1,125,000 shares at December 31, 2018 subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part.

(4)      Net loss per common share — basic and diluted excludes interest income of $2,730,520 attributable to shares subject to possible redemption for the year ended December 31, 2019.

	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
Balance Sheets Data:
Cash	$454,497	$917,007	$24,707
Marketable securities held in Trust Account	$291,844,594	$290,594,540	$—
Total assets	$292,365,026	$291,605,350	$174,457
Total liabilities	$10,957,695	$11,041,594	$150,555
Common stock subject to possible redemption	$276,407,327	$275,563,755	$—
Total stockholders’ equity	$5,000,004	$5,000,001	$23,902

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial data (the “selected pro forma information”) gives effect to the Business Combination and PIPE Financing described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors being appointed by Celularity, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements of the Combined Entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

The selected unaudited pro forma condensed combined balance sheet data as of September 30, 2020 gives pro forma effect to the Business Combination and PIPE Financing as if it had occurred on September 30, 2020. The selected unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2020 and year ended December 31, 2019 gives pro forma effect to the Business Combination and PIPE Financing as if it had occurred on January 1, 2019.

The selected pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of New Celularity appearing elsewhere in this proxy statement/prospectus and the accompanying notes, in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The selected pro forma information is derived from, and should be read in conjunction with, the historical financial statements of GX and Celularity and related notes included elsewhere in this proxy statement/prospectus. The selected pro forma information has been presented for informational purposes only and is not necessarily indicative of what New Celularity’s financial position or results of operations actually would have been had the Business Combination, PIPE Financing and the other transactions contemplated by the Merger Agreement been completed as of the dates indicated. The selected pro forma information does not purport to project the future financial position or operating results of New Celularity.

The unaudited pro forma condensed combined financial statements have been prepared assuming two redemption scenarios after giving effect to the Business Combination and PIPE Financing, as follows:

•        Assuming No Redemptions — this scenario assumes that no shares of GX Class A Common Stock are redeemed.

•        Assuming Maximum Redemptions — this scenario assumes that 28,750,000 shares of GX Class A Common Stock are redeemed for an aggregate payment of $291.8 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.15 per share based on the Trust Account balance of GX as of September 30, 2020.

The following summarizes the pro forma New Celularity Common Stock issued and outstanding immediately after the Business Combination and PIPE Financing, presented under the two redemption scenarios:

Stockholder Group	No Redemption		Maximum Redemption
	Shares	%	Shares	%
Former Celularity stockholders	100,646,715	69.4%	100,646,715	86.6%
PIPE Investors	8,340,000	5.8%	8,340,000	7.2%
GX Public Common	28,750,000	19.8%	—	—%
GX Sponsor	7,187,500	5.0%	7,187,500	6.2%
	144,924,215	100%	116,174,215	100%

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the exercise of outstanding and unexercised Celularity Warrants or the exercise of outstanding and unexercised vested and unvested Celularity Options.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

(in thousands, except share and per share amounts)	No Redemption	Maximum Redemption
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
For the nine months ended September 30, 2020
Revenue	$11,035	$11,035
Net loss	$(159,235)	$(159,235)
Net loss per share – basic and diluted	$(1.13)	$(1.42)
Weighted average shares outstanding – basic and diluted	141,178,212	112,428,212

For the year ended December 31, 2019
Revenue	$21,147	$21,147
Net loss	$(205,142)	$(205,142)
Net loss per share – basic and diluted	$(1.66)	$(2.16)
Weighted average shares outstanding – basic and diluted	123,570,112	94,820,112

Summary Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2020
Total assets	$776,639	$484,794
Total liabilities	$367,549	$367,549
Total stockholders’ equity	$409,090	$117,245

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE DATA OF GX AND CELULARITY

The following table sets forth:

•        historical per share information of GX for the year ended December 31, 2019 and the nine months ended September 30, 2020; and

•        historical per share information of Celularity for the year ended December 31, 2019 and the nine months ended September 30, 2020; and

•        unaudited pro forma per share information of the Combined Entity for the year ended December 31, 2019 and the nine months ended September 30, 2020 after giving effect to the Business Combination and PIPE Financing, assuming two redemption scenarios as follows:

Assuming No Redemptions — this scenario assumes that no shares of Class A Common Stock of GX are redeemed.

Assuming Maximum Redemptions — this scenario assumes that 28,750,000 shares of Class A Common Stock of GX are redeemed for an aggregate payment of $291.8 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.15 per share based on the Trust Account balance of GX as of September 30, 2020.

The following table is also based on the assumption that 8,340,000 shares of New Celularity Common Stock are issued to the PIPE Investors upon the consummation of the PIPE Financing. If the actual facts are different than this assumption, the below numbers will be different. These numbers also do not take into account public and private warrants to purchase New Celularity Common Stock that will be outstanding immediately following the completion of the Business Combination.

The historical information should be read in conjunction with “Selected Historical Financial Information of GX,” “Selected Historical Financial Information of Celularity,” “GX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Celularity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the audited annual financial statements and unaudited interim financial statements and the related notes of GX and Celularity contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of New Celularity would have been had the Business Combination and PIPE Financing been completed or to project New Celularity results of operations that may be achieved after the Business Combination and PIPE Financing. The unaudited pro forma book value per share information below does not purport to represent what the book value of New Celularity would have been had the Business Combination and PIPE Financing been completed nor the book value per share for any future date or period.

			Pro Forma Combined
	GX (Historical)	Celularity (Historical)	No Redemption	Maximum Redemption
As of and for the nine months ended September 30, 2020(4)
Book value per share(1)	$0.57	$(22.39)	$2.82	$1.01
Net loss per share – basic and diluted(2)	$(0.05)		$(1.13)	$(1.42)
Weighted average shares outstanding – basic and diluted(3)	8,672,285		141,178,212	112,428,212
Net loss per share Celularity common stock – basic and diluted		$(8.86)
Weighted average shares outstanding of Celularity Common Stock – basic and diluted		23,956,355

As of and for the year ended December 31, 2019(4)
Book value per share(1)	$0.58	$(13.67)	N/A (5)	N/A (5)
Net loss per share – basic and diluted(2)	$(0.03)		$(1.66)	$(2.16)
Weighted average shares outstanding – basic and diluted(3)	8,015,444		123,570,112	94,820,112
Net loss per share Celularity common stock – basic and diluted		$(8.88)
Weighted average shares outstanding of Celularity Common Stock – basic and diluted		$23,872,831

____________

(1)      Historical book value per share for GX and Celularity is calculated as (a) permanent equity divided by the total number of outstanding shares classified in permanent equity. Pro forma book value per share is calculated as pro forma total stockholders’ equity divided by the total shares of the Combined Company immediately after the Business Combination and PIPE Financing under each scenario.

(2)      Historical GX net loss per share — basic and diluted excludes interest income of $1,280,785 attributable to shares subject to possible redemption for the nine months ended September 30, 2020 and $2,730,520 for the year ended December 31, 2019.

(3)      Historical GX weighted average shares outstanding — basic and diluted excludes an aggregate of up to 27,239,680 shares subject to possible redemption at September 30, 2020 and 27,283,483 at December 31, 2019.

(4)      There were no cash dividends for either GX or Celularity in the periods presented.

(5)      Not applicable as pro forma balance sheets were not required for the period ended December 31, 2019.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our, our management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        our ability to consummate the Business Combination, or, if we do not consummate the Business Combination, any other initial business combination;

•        the inability to complete the PIPE Financing;

•        the expected benefits of the Business Combination;

•        the financial and business performance of New Celularity;

•        the success and timing of Celularity’s therapeutic candidate development activities and initiating clinical trials;

•        the success and timing of Celularity’s planned clinical trials;

•        Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates,

•        Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications;

•        Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production;

•        Celularity’s ability to meet the milestones set forth herein;

•        changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        the implementation, market acceptance and success of Celularity’s business model;

•        developments and projections relating to Celularity’s competitors and industry;

•        the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto;

•        Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•        Celularity’s future capital requirements and sources and uses of cash;

•        Celularity’s ability, subsequent to the consummation of the PIPE Financing and the Business Combination, to obtain funding for its future operations;

•        Celularity’s business, expansion plans and opportunities; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the GX Proposals. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against GX following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of GX or Celularity or to satisfy other conditions to the Closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of New Celularity Common Stock on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of Celularity as a result of the announcement and consummation of the transactions described herein;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Celularity to grow and manage growth profitably;

•        if the benefits of the Business Combination do not meet the expectations of investors or securities analysts;

•        costs related to the Business Combination;

•        changes in applicable laws or regulations;

•        risks inherent in developing Celularity’s therapeutic candidates, such as substantial delays in clinical trials;

•        risks associated with Celularity’s ongoing and planned clinical trials, such as unexpected data or clinical site activation rates or clinical trial enrollment rates that are lower than expected;

•        Celularity’s therapeutic candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences;

•        difficulties arising from Celularity’s third-party licenses, or supply-chain or manufacturing challenges;

•        Celularity’s ability to obtain adequate financing to fund its planned clinical trials and other expenses;

•        risks from any strategic alliances or licensing arrangements entered into in the future and not being able to realize the benefits of such alliances or licensing arrangements;

•        trends in the industry, changes in the competitive landscape, delays or disruptions due to the COVID-19 pandemic, as well as changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and future expenditures;

•        the possibility that GX or Celularity may be adversely affected by other economic, business and/or competitive factors; and

•        other risks and uncertainties described in this proxy statement/prospectus, including those set forth in the section entitled “Risk Factors”.

RISK FACTORS

The following risk factors will apply to business and operations of New Celularity following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Celularity and New Celularity’s business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”, before deciding how to vote your shares of GX Common Stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair New Celularity’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the consolidated financial statements of Celularity and financial statements of GX and notes thereto included elsewhere in this proxy statement/prospectus.

Risks Related to Celularity’s Business and Industry

Celularity has incurred net losses in every period since its inception, has no cellular therapeutics approved for commercial sale and anticipates that it will incur substantial net losses in the future.

Celularity is a clinical-stage biopharmaceutical company, has no cellular therapeutics approved for commercial sale, has not generated any revenue from cellular therapeutic sales to date, generates limited revenues from its degenerative disease and biobanking businesses, and will continue to incur significant research and development and other expenses related to its ongoing operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential therapeutic candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. As a result, Celularity is not profitable and has incurred net losses in each period since its inception. For the year ended December 31, 2019, Celularity reported a net loss of $211.9 million. For the nine months ended September 30, 2020, Celularity reported a net loss of $212.1 million. As of September 30, 2020, it had an accumulated deficit of $567.5 million.

Celularity expects to incur significant expenditures for the foreseeable future, and Celularity expects these expenditures to increase as Celularity continues its research and development of, and seeks regulatory approvals for, cellular therapeutic candidates based on its four placental-derived allogeneic cell types: CAR-T cells, unmodified NK cells, genetically modified NK cells, and ASCs. Even if Celularity succeeds in commercializing one or more of its therapeutic candidates, Celularity will continue to incur substantial research and development and other expenditures to develop and market additional therapeutic candidates. Celularity may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of its future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue from its cellular therapeutic candidates. Celularity’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital.

Celularity’s placental-derived cellular therapy candidates represent a novel approach to cancer, infectious and degenerative disease treatments that creates significant challenges.

Celularity is developing a pipeline of allogeneic cellular therapeutic candidates that are derived from healthy, full-term, human donor placentas, and in certain cases, are genetically modified. Allogeneic cells are intended to be “off-the-shelf” for use in any patient. Advancing these novel therapeutic candidates creates significant challenges, including:

•        manufacturing cellular therapeutic candidates to its and regulatory specifications and in a timely manner to support its clinical trials, and, if approved, commercialization;

•        biosourcing placentas and other materials and supplies for the manufacture of its therapeutic candidates;

•        any variability in placental-derived cells, or a higher-rejection rate, which could ultimately affect its ability to produce therapeutics in a reliable and consistent manner and treat certain patients;

•        educating medical personnel regarding the potential advantages and potential disadvantages such as the side effect profile of its therapeutics, if approved, such as the potential adverse side effects related to graft-versus-host disease (“GvHD”), cytokine release syndrome (“CRS”), neurotoxicity, prolonged cytopenia and neutropenic sepsis;

•        using medicines to manage adverse side effects of Celularity’s therapeutic candidates that may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment;

•        obtaining regulatory approval, as the U.S. Food and Drug Administration (“FDA”), and other regulatory authorities have limited experience with development of allogeneic cell therapies for cancer, infectious and degenerative diseases; and

•        establishing sales and marketing capabilities for its therapeutic portfolio upon obtaining any regulatory approval to gain market acceptance of a novel therapy.

Celularity’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern.

Celularity has incurred net losses and used significant cash in operating activities since inception. Celularity has an accumulated deficit of approximately $567.5 million and has cash and cash equivalents of $80.8 million as of September 30, 2020. These factors raise substantial doubt about Celularity’s ability to continue as a going concern and satisfying its estimated liquidity needs 12 months from the issuance of the financial statements. If Celularity continues to experience operating losses, and it is not able to generate additional liquidity through a capital raise or other cash infusion, Celularity might need to secure additional sources of funds, which may or may not be available to it. Additionally, a failure to generate additional liquidity could negatively impact Celularity’s ability to operate its business.

The gene-editing technology Celularity uses is relatively new, and if Celularity is unable to use this technology in its intended therapeutic candidates, Celularity’s revenue opportunities will be materially limited.

Celularity uses gene editing techniques to modify certain of the placental-derived cell types. Celularity uses these technologies to either improve safety profile or potential efficacy. These technologies are relatively new, and may not be shown to be effective at achieving the expected effect in clinical studies, or may be associated with safety issues, either in Celularity’s clinical development programs or those of others using these novel technologies. Any issues with the novel gene editing technologies, even if not experienced by Celularity, could negatively affect its development programs. For instance, the genetic modifications may create unintended changes to the DNA such as a non-target site gene-editing, a large deletion, or a DNA translocation, any of which could lead to unwanted side-effects. The gene-editing of its therapeutic candidates may also not be successful in limiting the risk of GvHD or thrombosis or in increasing affinity.

In addition, the gene-editing industry is rapidly developing, and Celularity’s competitors may introduce new technologies that render the technologies that Celularity employs for its therapeutic candidates obsolete or less attractive. New technology could emerge at any point in the development cycle of its therapeutic candidates. As competitors use or develop new technologies, any failures of such technology could adversely impact Celularity’s programs. Celularity also may be placed at a competitive disadvantage, and competitive pressures may force it to implement new technologies at a substantial cost. In addition, Celularity’s competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before Celularity can. Celularity cannot be certain that it will be able to implement technologies on a timely basis or at an acceptable cost. If Celularity is unable to maintain technological advancements consistent with industry standards, its operations and financial condition may be adversely affected.

Celularity’s business could be materially adversely affected by the effects of health pandemics or epidemics, including the current COVID-19 pandemic and future outbreaks of the disease, in regions where it or third parties on which it relies have concentrations of clinical trial sites or other business operations.

Celularity’s business could be materially adversely affected by the effects of health pandemics or epidemics, including the current outbreak of COVID-19 and future outbreaks of the disease. Enrollment in clinical trials of CyCART-19 for acute myeloid leukemia and multiple myeloma, was delayed due to the COVID-19 outbreak and has only recently resumed. Additionally, Celularity’s ability to collect healthy, full-term donor placentas was limited during the height of the COVID-19 pandemic in New Jersey and the tri-state area as hospital resources were diverted. Although Celularity has reopened its offices and employees have transitioned back to working on site, there is a lack of uniformity of restrictions and requirements among its clinical trial sites, and future shelter-in-place or similar type restrictions could be reimposed, and once again, hospital personnel may not pursue donor consents. Celularity is now also subject to risk of outbreaks at its facilities, and potential exposure to employee claims regarding workplace safety, and unanticipated shutdowns or quarantines could be imposed in the future, which would disrupt its operations. This uncertainty and the evolving nature of policies and restrictions, may negatively impact productivity, disrupt Celularity’s business and further delay clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on Celularity’s ability to conduct its business in the ordinary course, which could negatively impact its business, operating results and financial condition.

The spread of COVID-19, which has caused a broad impact globally, may materially affect Celularity economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic, may be difficult to assess or predict, it has resulted in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for Celularity to access capital, which could in the future negatively affect its liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect Celularity’s business and the value of its common stock.

The global COVID-19 pandemic continues to evolve, and its ultimate impact or that of any similar health pandemic or epidemic is highly uncertain. Celularity does not yet know the full extent of potential delays or impacts on its business, its planned and ongoing clinical trials, the hospitals and healthcare systems or the global economy as a whole. These effects could have a material impact on Celularity’s operations, and it will continue to monitor the COVID-19 situation closely.

Celularity relies on CAR-T viral vectors from Sorrento Therapeutics, Inc. for its CyCART-19 therapeutic candidate and termination of this license, or any future licenses, could result in the loss of significant rights, which would harm its business.

Celularity is dependent on patents, know-how and proprietary technology, both its own and licensed from others. In order to modify the placental-derived T cells to produce its CAR-T cell line, and its CyCART-19 therapeutic candidate, Celularity uses retroviral technology licensed from, and supplied by, Sorrento Therapeutics, Inc. (“Sorrento”). Celularity depends substantially on its license agreement with Sorrento. This license may be terminated by Sorrento for Celularity’s uncured material breach. Any termination of this license could result in the loss of significant rights and could harm Celularity’s ability to commercialize CyCART-19, and any future therapeutic candidates that use the licensed CAR construct. To the extent that obligations under this license agreement are not met, Celularity may lose the benefits of the Sorrento license agreement and the CAR construct it uses for CyCART-19. Further, Celularity would need an additional license from Sorrento or access to other CAR construct technology to research and develop therapeutic candidates directed at targets not covered by its existing agreement with Sorrento. In addition, the Sorrento CAR-T retroviral technology may fail to produce viable therapeutic candidates. If Celularity were to obtain approval of CyCART-19, there is no assurance that Sorrento would be able to supply sufficient viral vectors for commercial-scale manufacturing. If the agreement with Sorrento was terminated or Celularity required other technology, such a license or technology may not be available to it on reasonable terms, or at all, particularly given the limited number of alternative technologies in the market. See the section entitled “Information About Celularity — Licenses and Collaboration Agreements — Sorrento Therapeutics, Inc.” for more information regarding the license from Sorrento.

Celularity also uses other gene editing technology for the other cellular therapeutics in its pipeline. While certain of these technologies are available from multiple commercial vendors, were any of these vendors to refuse to supply Celularity, it could negatively impact its development of its modified NK cells and ASCs, which depend on genetic modification to achieve the intended clinical benefits. Moreover, some gene editing technology that is currently available without license, could become patented or proprietary to a third party. If Celularity is unable to obtain a license on commercially reasonable terms when needed, it could be forced to redesign its cellular therapeutics and or stop development. Any of these occurrences could have a material adverse effect on Celularity’s business prospects.

Disputes may also arise between Celularity and its current and future licensors regarding intellectual property subject to a license agreement, including those related to:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        whether and the extent to which its technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•        its right to sublicense patent and other rights to third parties under collaborative development relationships;

•        its diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its therapeutic candidates, and what activities satisfy those diligence obligations; and

•        the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Celularity’s licensors and Celularity and its partners.

If disputes over intellectual property that Celularity has licensed, or may license in the future, prevent or impair its ability to maintain its licensing arrangements on acceptable terms, Celularity may be unable to successfully develop and commercialize the affected therapeutic candidates.

Celularity is generally also subject to all of the same risks with respect to protection of intellectual property that it licenses, as it is for intellectual property that it owns, which are described below. If Celularity or its current and future licensors fail to adequately protect this intellectual property, its ability to commercialize products could suffer.

Celularity’s therapeutic candidates are based on novel technologies, which makes it difficult to predict the time and cost of therapeutic candidate development and obtaining regulatory approval.

Celularity has concentrated its research, development and manufacturing efforts on its placental-derived allogeneic T cell, NK cell and mesenchymal-like stromal cell types, and its future success depends on the successful development of this therapeutic approach. Celularity has developed the Celularity IMPACT platform, which covers biosourcing through manufacturing of cryopacked cells, and continues to invest in optimizing and improving its technologies. There can be no assurance that any development problems it experiences in the future will not cause significant delays or unanticipated costs, or that such development problems can be overcome. Celularity may also experience delays in scaling its manufacturing process when appropriate for commercialization, which may prevent it from completing its clinical studies or commercializing its therapeutics on a timely or profitable basis, if at all. In addition, as Celularity is in the early stages of clinical development, Celularity does not know the doses to be evaluated in pivotal trials or, if approved, commercially. Finding a suitable dose for its cell therapeutic candidates may delay its anticipated clinical development timelines. In addition, Celularity’s expectations with regard to its scalability and costs of manufacturing may vary significantly as it develops its therapeutic candidates and understands these critical factors.

The clinical study requirements of the FDA, European Medicines Agency, and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a therapeutic candidate are determined according to the type, complexity, novelty and intended use and market of the potential therapeutics. The regulatory approval process for novel therapeutics candidates such as Celularity’s can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other therapeutic candidates. While Celularity expects reduced variability in its allogeneic cell therapeutic candidates compared to autologous products, Celularity does not have significant clinical data supporting any benefit of lower variability and the use of healthy donor full-term placentas, and related screening requirements, may create separate variability challenges. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new therapeutic candidates. Moreover, Celularity’s therapeutic candidates may not perform successfully in clinical trials or may be associated with adverse events that distinguish them from the autologous therapies that have previously been approved. For instance, allogeneic T cell therapeutic candidates may result in GvHD not experienced with autologous T cell products. While Celularity has modified its CAR-T cell candidate to address this concern, CyCART-19 may not be effective in clinical trials. Even if Celularity collects promising initial clinical data of its therapeutic candidates, longer-term data may reveal new adverse events or responses that are not durable. Unexpected clinical outcomes would significantly impact its business.

Celularity’s business is highly dependent on the success of its lead therapeutic candidates. If Celularity is unable to obtain approval for its lead candidates and effectively commercialize its lead therapeutic candidates for the treatment of patients in approved indications, its business would be significantly harmed.

Celularity’s business and future success depends on its ability to obtain regulatory approval of, and then successfully commercialize, its most advanced therapeutic candidates, including CyCART-19, CYNK-001, CYNK-101 and APPL-001. Because these placental-derived allogeneic cells are among the first allogeneic placental-derived cell therapies to be evaluated in the clinic, the failure of any such therapeutic candidate, or the failure of other allogeneic cell therapies, may impede Celularity’s ability to develop its therapeutic candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of its entire pipeline of placental-derived allogeneic cell therapies, particularly if high or uncontrolled rates of GvHD or other adverse events are observed. If significant adverse events are observed with the administration of its therapeutic candidates, or if any of the therapeutic candidates is viewed as less safe or effective than autologous therapies, its ability to develop other placental-derived allogeneic therapies may be significantly harmed.

All of Celularity’s therapeutic candidates, including its lead therapeutic candidates, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, scaled commercial manufacturing capacity and significant marketing efforts before Celularity can generate any revenue from sales of its cellular therapeutics. In addition, because Celularity’s therapeutic candidates are all based on a similar process, the Celularity IMPACT platform, if any of the lead therapeutic candidates encounters safety or efficacy problems, manufacturing problems, developmental delays, regulatory issues or other problems, Celularity’s development plans and business for its therapeutics pipeline would be significantly harmed.

Celularity’s therapeutic candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable or unacceptable side effects caused by Celularity’s therapeutic candidates could cause it or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of Celularity’s clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Approved autologous cell therapies and those under development have shown frequent rates of CRS and neurotoxicity, and adverse events have resulted in the death of patients. Certain of Celularity’s therapeutic candidates, such as CyCART-19, CYNK-101 and APPL-001 undergo genetic engineering. As these are novel technologies, errors may occur or may not present until used in humans in the clinic, and could cause adverse events. While Celularity believes that placental-derived cells have an inherent safety profile that should limit adverse events, including its use of NK cells and ASCs, there can be no assurance that this is the case as these are novel therapeutics.

As Celularity continues to evolve its placental-derived therapeutic programs, it may need to halt or modify development of certain candidates as a result of adverse events. For example, in designing APPL-001, Celularity made certain modifications and adjustments, including a genetic modification due to an increased risk of thrombosis observed in a Phase 1 clinical trial of a placental-derived cell therapeutic.

In any of Celularity’s ongoing or planned clinical trials, patients may experience severe adverse events related to its allogeneic cell therapeutic candidates, some of which may result in death. If unacceptable toxicities arise in the development of its therapeutic candidates, Celularity could suspend or terminate its trials or the FDA or comparable foreign regulatory authorities could order it to cease clinical trials or deny approval of its therapeutic candidates for any or all targeted indications. The data safety monitoring board may also suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from cell therapy are not normally encountered in the general patient population and by medical personnel. Any of these occurrences may harm Celularity’s business, financial condition and prospects significantly.

Celularity’s clinical trials may fail to demonstrate the safety and efficacy of any of its therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of its cell therapeutic candidates, Celularity must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that its therapeutic candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of Celularity’s therapeutic candidates may not be predictive of the results of later-stage clinical trials, including in any post-approval studies.

There is typically an extremely high rate of attrition from the failure of therapeutic candidates proceeding through clinical trials. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most therapeutic candidates that commence clinical trials are never approved as therapeutics.

In addition, for ongoing and any future trials that may be completed, Celularity cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as Celularity does, and more trials could be required before Celularity submits its therapeutic candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of Celularity’s therapeutic candidates may be significantly delayed, or Celularity may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of its therapeutic candidates.

Initial, interim and preliminary data from its clinical trials that Celularity announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Celularity may publish initial, interim or preliminary data from its clinical studies. Interim data from clinical trials that Celularity may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, initial, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm Celularity’s business prospects.

Celularity may not be able to file INDs to commence additional clinical trials on the timelines it expects, and even if Celularity is able to, the FDA may not permit it to proceed.

Celularity plans to submit INDs for additional therapeutic candidates in the future, including three planned in 2021 for CyCART-19, CYNK-101 and APPL-001. Celularity cannot be certain that submission of an IND or IND amendment will result in the FDA allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. The manufacturing of allogeneic cell therapies remains an emerging and evolving field. Accordingly, Celularity expects chemistry, manufacturing and control related topics, including product specification, will be a focus of IND reviews, which may delay the clearance of INDs. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, Celularity cannot guarantee that such regulatory authorities will not change their requirements in the future.

Celularity may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines Celularity expects.

Clinical testing is expensive, time consuming and subject to uncertainty. Celularity cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. Even if its trials begin as planned, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and its future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

•        inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical studies;

•        delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

•        difficulty sourcing healthy full-term donor placentas of sufficient quality and in sufficient quantity to meet Celularity’s development needs;

•        delays in developing suitable assays for screening patients for eligibility for trials with respect to certain therapeutic candidates;

•        delays in reaching a consensus with regulatory agencies on study design;

•        delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

•        delays in obtaining required institutional review board (“IRB”) approval at each clinical study site;

•        imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons;

•        delays in patient recruitment, and or difficulty collaborating with patient groups and investigators, or other issues involving patient, such as completing participation or return for post-treatment follow-up, or dropping-out;

•        failure by Celularity’s CROs, other third parties or Celularity to adhere to clinical study requirements;

•        failure to perform in accordance with the FDA’s good clinical practice (“GCP”) requirements or applicable regulatory guidelines in other countries;

•        issues with manufacturing of cellular therapeutics, including delays in manufacturing, testing, releasing, validating sufficient stable quantities of its therapeutic candidates for use in clinical studies or the inability to do any of the foregoing;

•        occurrence of adverse events associated with the therapeutic candidate that are viewed to outweigh its potential benefits;

•        changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•        changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•        the cost of clinical studies of Celularity’s therapeutic candidates being greater than Celularity anticipates;

•        negative or inconclusive results from clinical studies, which may result in Celularity deciding, or regulators requiring it, to conduct additional clinical studies or abandon development programs; and

•        delays or failure to secure supply agreements with suitable raw material suppliers, or any failures by suppliers to meet its quantity or quality requirements for necessary raw materials.

The COVID-19 pandemic, or future pandemics, may also increase the risk of certain of the events described above and delay Celularity’s development timelines. For example, in early 2020, Celularity experienced delays in enrolling its Phase 1 clinical trial of CYNK-001 for AML as a result of the pandemic. Any inability to successfully complete preclinical and clinical development could result in additional costs to Celularity or impair its ability to generate revenue. In addition, if Celularity makes manufacturing or formulation changes to its therapeutic candidates, it may be required to, or it may elect to conduct additional studies to bridge its modified candidates to earlier versions or may need to conduct additional studies on newly discovered candidates. Clinical study delays could also shorten any periods during which Celularity’s therapeutics have patent protection and may allow its competitors to bring cell therapies to market before Celularity does, which could impair its ability to successfully commercialize Celularity’s therapeutic candidates and may harm its business and results of operations.

Monitoring and managing toxicities in patients receiving therapeutic candidates is challenging, which could adversely affect Celularity’s ability to obtain regulatory approval and commercialize its therapeutic candidates.

Celularity expects to contract with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials to monitor patients for GvHD (for CyCART-19), in addition to more generally monitoring patients for adverse events who participate in its clinical trials. Even with these procedures in place, these centers and hospitals may have difficulty observing patients and treating toxicities or any other adverse events, which could lead to more severe or prolonged toxicities or even patient deaths. If there are any serious issues with GvHD or any other unanticipated events, it could result in Celularity or the FDA delaying, suspending or terminating one or more of Celularity’s clinical trials, which could jeopardize regulatory approval of its therapeutic candidates. Moreover, to the extent Celularity’s cellular therapies are used outside of hospitals or medical centers, and made more widely available on a commercial basis, it can be even more difficult to observe and manage adverse events. Moreover, medicines used at centers to help manage adverse side effects of Celularity’s therapeutic candidates, such as any GvHD, may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment.

Clinical trials are expensive, time-consuming and difficult to design and implement.

Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because Celularity’s allogeneic placental-derived cell therapeutic candidates are based on new technologies and will require the creation of inventory of mass-produced, off-the-shelf therapeutics, Celularity expects that they will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat patients with certain cancers or other targeted indications, including treating any potential side effects, could be significant. Accordingly, its clinical trial costs for its cellular therapeutic candidates are likely to be significantly higher than for more conventional therapeutic technologies or drug products.

If Celularity fails to develop additional therapeutic candidates, its commercial opportunity will be limited.

One of Celularity’s core strategies is to pursue clinical development of additional therapeutic candidates beyond its initial four key programs, CyCART-19, CYNK-001, CYNK-101 and APPL-001, and to expand beyond the initial six indications targeted. Developing, obtaining regulatory approval and commercializing additional cell therapeutic candidates will require substantial additional funding and is prone to the risks of failure inherent in medical product development. Celularity cannot provide you any assurance that it will be able to successfully advance any of these additional therapeutic candidates through the development process.

Even if Celularity receives FDA approval to market additional therapeutic candidates, Celularity cannot assure you that any such therapeutic candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If Celularity is unable to successfully develop and commercialize additional therapeutic candidates, its commercial opportunity will be limited. Moreover, a failure in obtaining regulatory approval of additional therapeutic candidates may have a negative effect on the approval process of any other, or result in losing approval of any approved, therapeutic candidate.

Celularity operates its own manufacturing and storage facility, which requires significant resources; manufacturing or other failures could adversely affect its clinical trials and the commercial viability of its therapeutic candidates and its biobanking and degenerative diseases businesses.

Celularity has a purpose-built facility located in Florham Park, New Jersey, where it handles storage of sourced healthy full-term donor placentas, undertakes bioharvesting, and proliferation and production of cryopackaged cells for infusion, and operates its biobanking and degenerative disease businesses. While Celularity has experience managing the process for its research and existing clinical trial needs, it may not be able to mass-produce off-the-shelf placental-derived allogeneic cellular therapeutics to satisfy demands for any of its therapeutic candidates as it expands into later stage clinical trials, or for commercial production post-approval. While Celularity believes the manufacturing and processing approaches are appropriate to support its current needs and that it has a scalable process, and has secured appropriate supply from various third-parties, including Sorrento, Celularity cannot be sure that its scaled process will result in allogeneic cells that will be safe and effective. Further, Celularity’s manufacturing and storage facility, including for its biobanking and degenerative disease businesses, must comply with current good manufacturing practices (“cGMPs”), which include, if applicable, the FDA’s current good tissue practices (“GTPs”) for the use of human cellular and tissue products. Accordingly, Celularity is subject to ongoing periodic unannounced inspection by the FDA and other governmental agencies to ensure strict compliance with cGMPs, including GTPs as applicable, and other government regulations.

The manufacture of biopharmaceutical products is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. The application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect Celularity’s ability to manufacture its therapeutic candidates. Furthermore, if contaminants are discovered in its supply of therapeutic candidates or in the manufacturing facilities, such supply may have to be discarded and Celularity’s manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Celularity cannot assure you that any stability or other issues relating to the manufacture of its therapeutic candidates will not occur in the future.

Celularity or any other of its vendors may fail to manage the logistics of storing and shipping its raw materials, including donor placentas. Storage failures and shipment delays and problems caused by Celularity, its vendors or other factors not in its control, such as weather, health pandemics or epidemics, could result in the inability to manufacture therapeutics, the loss of usable therapeutics or prevent or delay the delivery of therapeutic candidates to patients and clinical trial sites. Celularity may also experience manufacturing difficulties due to resource constraints or as a result of labor disputes. If Celularity were to encounter any of these difficulties, its ability to provide its therapeutic candidates to patients would be jeopardized.

Celularity currently has no cellular therapeutics marketing sales force. If Celularity is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its therapeutic candidates once approved, Celularity may not be able to generate product revenue.

Celularity currently has no sales, marketing or distribution capabilities and, as a company, has no experience in marketing cellular therapeutics as its current sales force is limited to its degenerative disease and its biobanking businesses. Celularity intends to develop an in-house specialized marketing organization and sales force for its cellular therapeutic candidates, which will require significant capital expenditures, management resources and time. Celularity will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. If Celularity is unable or decides not to establish internal sales, marketing and distribution capabilities for its cellular therapeutics once approved, Celularity will pursue collaborative arrangements regarding the sales and marketing of its cellular therapeutics; however, there can be no assurance that Celularity will be able to establish or maintain such collaborative arrangements, or if it is able to do so, that they will have effective sales forces. Any revenue Celularity receives from its cellular therapeutics will depend upon the efforts of such third parties, which may not be successful. Celularity may have little or no control over the marketing and sales efforts of such third parties and its revenue from therapeutic sales may be lower than if Celularity had commercialized its therapeutic candidates directly, as it does for its degenerative disease products and biobanking business. Celularity also faces competition in its search for third parties to assist Celularity with the sales and marketing efforts of its therapeutic candidates. There can be no assurance that Celularity will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any therapeutic that receives regulatory approval in the United States or in other markets.

A variety of risks associated with conducting research and clinical trials abroad and marketing its therapeutic candidates internationally could materially adversely affect its business.

Celularity plans to globally develop its therapeutic candidates. Accordingly, Celularity expects that it will be subject to additional risks related to operating in foreign countries, including:

•        differing regulatory requirements in foreign countries;

•        unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•        differing standards for the conduct of clinical trials;

•        increased difficulties in managing the logistics and transportation of storing and shipping therapeutic candidates produced in the United States and shipping the therapeutic candidate to the patient abroad, which may necessitate local or regional manufacture, including the need to source healthy full-term donor placentas outside the United States;

•        import and export requirements and restrictions, including as they pertain to donor placentas and human tissue collection and manufacture;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•        foreign taxes, including withholding of payroll taxes;

•        foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•        difficulties staffing and managing foreign operations;

•        workforce uncertainty in countries where labor unrest is more common than in the United States;

•        differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

•        potential liability under the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or comparable foreign regulations;

•        challenges enforcing its contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•        production shortages resulting from any events affecting raw material supply, including obtaining sufficient donor placentas, and other issues with manufacturing abroad; and

•        business interruptions resulting from the COVID-19 pandemic or other natural or man-made disasters, including earthquakes, tsunamis, fires or other medical epidemics, or geo-political actions, including war and terrorism.

These and other risks associated with its international operations may materially adversely affect its ability to attain or maintain profitable operations.

Celularity faces significant competition from other biotechnology and pharmaceutical companies, and its operating results will suffer if it fails to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Celularity’s competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Celularity’s potential competitors for its cellular therapeutics include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in its competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Celularity’s competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than its therapeutic candidates or may develop proprietary technologies or secure patent protection that Celularity may need for the development of its technologies and products.

Even if Celularity obtains regulatory approval of its therapeutic candidates, the availability and price of its competitors’ products could limit the demand and the price Celularity is able to charge for its therapeutic candidates. Celularity may not be able to implement its business plan if the acceptance of its therapeutic candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to Celularity’s therapeutic candidates, or if physicians switch to other new drug or biologic products or choose to reserve Celularity’s therapeutic candidates for use in limited circumstances. For additional information regarding its competition, see the section entitled “Information About Celularity — Competition”.

Celularity is highly dependent on its key personnel, and if Celularity is not successful in attracting and retaining highly qualified personnel, Celularity may not be able to successfully implement its business strategy.

Celularity’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Celularity is highly dependent on its management, scientific and medical personnel, including its Founder and Chief Executive Officer, Robert Hariri, M.D., Ph.D., its Chief Scientific Officer, Xiaokui Zhang, Ph.D., and its Chief Operating Officer, John Haines. The loss of the services of any of Celularity’s executive officers, other key employees, and other scientific and medical advisors, and its inability to find suitable replacements could result in delays in product development and harm its business.

Celularity conducts substantially all of its operations at its facilities in New Jersey. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in Celularity’s market is intense and may limit its ability to hire and retain highly qualified personnel on acceptable terms or at all. Despite efforts to retain valuable employees, members of Celularity’s management, scientific and development teams may terminate their employment on short notice. Although Celularity has employment agreements with its key employees, these employment agreements provide for at-will employment, which means that any of its employees could leave its employment at any time, with or without notice. Celularity does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of its other employees. Celularity’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Celularity will need to continue to grow the size of its organization, and it may experience difficulties in managing this growth.

As of September 30, 2020, Celularity had 155 full-time employees. As its development and commercialization plans and strategies develop, and as it continues to be ready to transition into operating as a public company following the Business Combination, Celularity has expanded its employee base and expects to add managerial, operational, sales, research and development, marketing, financial and other personnel. Current and future growth imposes significant added responsibilities on members of management, including:

•        identifying, recruiting, integrating, maintaining and motivating additional employees;

•        managing its internal development efforts effectively, including the clinical and FDA review process for its therapeutic candidates, while complying with its contractual obligations to contractors and other third parties; and

•        improving its operational, financial and management controls, reporting systems and procedures.

Celularity’s future financial performance and its ability to commercialize its therapeutic candidates will depend, in part, on its ability to effectively manage its growth, and Celularity’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If Celularity is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, Celularity may not be able to successfully implement the tasks necessary to further develop, manufacture and commercialize its therapeutic candidates and, accordingly, may not achieve its research, development, manufacturing and commercialization goals.

Celularity may form or seek strategic alliances or enter into additional licensing arrangements in the future, and Celularity may not realize the benefits of such alliances or licensing arrangements.

Celularity may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that Celularity believes will complement or augment its development and commercialization efforts with respect to its therapeutic candidates and any future therapeutic candidates that Celularity may develop. Any of these relationships may require it to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute stockholders or disrupt its management and business. Celularity licensed certain intellectual property back to Celgene in connection with the Anthrogenesis acquisition. Given the broad scope of the license, Celgene could use Celularity’s intellectual property to develop therapeutics that compete with Celularity in the CAR field. Additionally, Celularity has continuing obligations to Celgene under the CVR Agreement, under which it may be required to make certain payments to Celgene with respect to certain of its products. Celularity’s payment obligations to Celgene under the CVR Agreement may limit Celularity’s ability to partner such assets, were it to choose to do so. See the section entitled “Information About Celularity — Celularity’s Team and Corporate History — Celgene Corporation” for more information regarding the Celgene relationship.

In addition, Celularity faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Celularity may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for its therapeutic candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view its therapeutic candidates as having the requisite potential to demonstrate safety and efficacy. Any delays in entering into new strategic partnership agreements related to its therapeutic candidates could delay the development and commercialization of Celularity’s therapeutic candidates in certain geographies for certain indications, which would harm its business prospects, financial condition and results of operations.

Celularity has in the past and in the future will continue to explore entering into new strategic alliances, collaborations, and licensing arrangements with third parties related to non-core areas. Such arrangements are entered into based on information available at the relevant time, and may not lead to long-term collaborations after initial research and development is conducted. Celularity is party to certain agreements, and may in the future enter into new agreements, that contain non-competes or otherwise restrict Celularity’s ability to operate in a particular field.

Further, disputes may arise under Celularity’s current or future strategic alliances, collaborations, or other agreements or arrangements that include grants of intellectual property rights to or from Celularity, or payments related thereto, including disagreements over scope of rights granted, proprietary rights, payment obligations, contract interpretation or the preferred course of research, development or commercialization. As a result of such disagreements, Celularity may be required to pay additional amounts, there may be a reduction or delay in amounts payable to Celularity, or there may be delays in research, development or commercialization activities, or termination of the arrangements, which could adversely impact our business and operations.

If Celularity licenses products or businesses, Celularity may not be able to realize the benefit of such transactions if Celularity is unable to successfully integrate them with its existing operations and company culture. Celularity cannot be certain that, following a strategic transaction or license, Celularity will achieve the results, revenue or specific net income that justifies such transaction.

Celularity may not realize the benefits of acquired assets or other strategic transactions.

Celularity actively evaluates various strategic transactions on an ongoing basis. Celularity may acquire other businesses, products or technologies as well as pursue joint ventures or investments in complementary businesses. The success of its strategic transactions, including its license with Sorrento, and any future strategic transactions depends on the risks and uncertainties involved, including:

•        unanticipated liabilities related to acquired companies or joint ventures;

•        difficulties integrating acquired personnel, technologies and operations into its existing business;

•        retention of key employees;

•        diversion of management time and focus from operating its business to management of strategic alliances or joint ventures or acquisition integration challenges;

•        increases in its expenses and reductions in its cash available for operations and other uses;

•        disruption in its relationships with collaborators or suppliers as a result of such a transaction; and

•        possible write-offs or impairment charges relating to acquired businesses or joint ventures.

If any of these risks or uncertainties occur, Celularity may not realize the anticipated benefit of any acquisition or strategic transaction. Additionally, foreign acquisitions and joint ventures are subject to additional risks, including those related to integration of operations across different cultures and languages, currency risks, potentially adverse tax consequences of overseas operations and the particular economic, political and regulatory risks associated with specific countries. Future acquisitions or dispositions could result in potentially dilutive issuances of its equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm its financial condition.

Celularity will need substantial additional financing to develop its therapeutics and implement its operating plans. If Celularity fails to obtain additional financing, it may be unable to complete the development and commercialization of its therapeutic candidates.

Celularity expects to spend a substantial amount of capital in the development and manufacture of its therapeutic candidates. It will need substantial additional financing to develop its therapeutics and implement its operating plans. In particular, Celularity will require substantial additional financing to enable commercial production of its therapeutics and initiate and complete registration trials for multiple cellular therapeutics. Further, if approved, Celularity will require significant additional amounts in order to launch and commercialize its therapeutic candidates.

As of September 30, 2020, Celularity had $80.8 million in cash, cash equivalents and investments. Although Celularity will have additional cash upon completion of the Business Combination, Celularity will nevertheless need to raise additional capital to implement its plans. Further, changing circumstances may cause Celularity to consume capital significantly faster than it currently anticipates, and Celularity may need to spend more money than currently expected because of circumstances beyond its control. Celularity may also need to raise additional capital sooner than it currently anticipates if Celularity chooses to expand more rapidly than it presently plans. In any event, Celularity will require additional capital for the further development and commercialization of its therapeutic candidates, including funding its internal manufacturing capabilities.

Celularity cannot be certain that additional funding will be available on acceptable terms, or at all. Celularity has no committed source of additional capital and if Celularity is unable to raise additional capital in sufficient amounts or on terms acceptable to us, Celularity may have to significantly delay, scale back or discontinue the development or commercialization of its therapeutic candidates or other research and development initiatives. Celularity’s license agreements may also be terminated if it is unable to meet the payment obligations under the agreements, including its license from Sorrento. Celularity could be required to seek collaborators for its therapeutic candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms its rights to its therapeutic candidates in markets where Celularity otherwise would seek to pursue development or commercialization itself. Any of the above events could significantly harm Celularity’s business, prospects, financial condition and results of operations and cause the price of its common stock to decline.

Celularity’s internal computer systems, or those used by its CROs, collaborators or other contractors or consultants, may fail or suffer security breaches.

Celularity’s internal computer systems and those of its CROs, collaborators, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, cybersecurity threats, and telecommunication and electrical failures. While Celularity has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in Celularity’s operations, it could result in a material disruption of its development programs and its business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Celularity’s regulatory approval efforts and significantly increase Celularity’s costs to recover or reproduce the data. To the extent that any disruption or security breach in Celularity’s systems or infrastructure (including provided by third party vendors) were to result in a loss of, or damage to, its data or applications, or inappropriate disclosure of confidential or proprietary information, Celularity could incur liability and the further development and commercialization of its therapeutic candidates could be delayed. In addition, its increased reliance on personnel working from home could increase its cybersecurity risk, create data accessibility concerns, and make it more susceptible to communication disruptions, any of which could adversely impact its business. As an early stage company without significant investments in data security protection, Celularity may not be sufficiently protected against such occurrences, and may not have the resources to allocate to such efforts.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new therapeutics and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of Celularity’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new therapeutics can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, statutory, regulatory and policy changes, and business disruptions, such as those caused by the COVID-19 pandemic. Average review times at the agency have fluctuated in recent years as a result. In addition, funding of government agencies on which Celularity’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect its business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA has had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Celularity’s regulatory submissions, which could have a material adverse effect on Celularity’s business. Further, future government shutdowns could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Business disruptions could seriously harm Celularity’s future revenue and financial condition and increase its costs and expenses.

In addition to the business disruptions and clinical trial delays caused by the COVID-19 pandemic described above, Celularity’s operations, and those of its CROs and other contractors and consultants, could be subject to other disruptions, including those caused by power shortages, telecommunications failures, water shortages, floods, hurricanes, tornadoes, fires, earthquakes, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm its operations and financial condition and increase its costs and expenses. Celularity’s ability to manufacture its therapeutic candidates could be disrupted if its operations or those of its suppliers are affected by a man-made or natural disaster or other business interruption. Moreover, because Celularity’s core operations are concentrated at its purpose-built facility in Florham Park, New Jersey, any disruptions at this site, if prolonged, could materially harm its business and prospects.

If Celularity does not obtain and maintain federal and state licenses and registrations required for its current and future operations, Celularity’s ability to generate revenue will be limited.

The health care industry is subject to stringent regulation by a wide range of authorities. Accordingly, Celularity’s business requires it to maintain certain licenses, registrations, permits, authorizations, approvals, certifications, accreditations and other types of federal, state, and local governmental permissions and to comply with various regulations in every jurisdiction in which it operates. For example, Celularity is required to maintain licenses and registrations in several states, and has obtained biologics, tissue bank and blood bank licenses, permits and registrations in states where such licensure is required for Celularity to market and support its products and services. Celularity also maintains an annual registration with the FDA as a tissue bank, and national accreditation by the American Association of Blood Banks. The failure to comply with such licensure requirements can result in enforcement actions, including the revocation or suspension of the licenses, registrations or accreditations, or subject Celularity to plans of correction, monitoring, civil money penalties, civil injunctive action and/or criminal penalties. While Celularity believes that, given its current and proposed business, it is not presently required to obtain additional licenses or registrations to market its products or services, Celularity cannot predict whether additional regulatory approval will be required in the future and, if so, whether such approval will at such time be obtained, whether for the stem cells and/or any other services that Celularity is developing or may attempt to develop. Failure of Celularity to obtain and maintain required federal and state licenses and registration will limit its ability to generate revenue.

Celularity’s relationships with customers, physicians, and third-party payors are subject to numerous laws and regulations. If Celularity or its employees, independent contractors, consultants, commercial partners and vendors violate these laws, Celularity could face substantial penalties.

Celularity operates in a highly-regulated industry, and its relationships with customers, physicians, and third-party payors are subject to numerous laws and regulations. See the section entitled “Information About Celularity — Government Regulation”. Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any therapeutic candidates for which Celularity obtains marketing approval. Celularity’s current and future arrangements with healthcare providers, third-party payors, customers, and others may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may impact, among other things, Celularity’s clinical research and development programs, as well as its proposed and future sales, marketing and education programs for its cellular therapeutics, as well as the sales and marketing of its degenerative disease products and biobanking business. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. Celularity may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of Celularity’s business activities, or its arrangements with physicians, some of whom may receive stock options as compensation for service on its scientific advisory board, could be subject to challenge under one or more of such laws. If Celularity or its employees, independent contractors, consultants, commercial partners and vendors violate these laws, Celularity may be subject to investigations, enforcement actions and/or significant penalties. Celularity has adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions Celularity takes to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that its business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that its business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against it, and Celularity is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant penalties and corrective measures, any of which could adversely affect its ability to operate its business and its results of operations. In addition, the approval and commercialization of any of Celularity’s therapeutic candidates or its degenerative disease products outside the United States will also likely subject it to an additional overlay of foreign equivalents of the healthcare laws, among other foreign laws.

Data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information; and Celularity’s use of data relating to personal identifier information and personal health information of U.S. citizens is restricted.

Celularity’s business is broadly regulated by U.S. and foreign regulatory authorities, and Celularity has both regulatory and contractual obligations with respect to such regulatory authorities concerning the handling, maintenance, and protective of data relating to personal identifier information and personal health information of U.S. citizens. Further, the collection and use of personal data in the European Union (“EU”), are governed by the General Data Protection Regulation (“GDPR”). Other jurisdictions, such as California, are adopting additional privacy regulations restricting the use of personal information and providing individuals certain rights with respect to their data or notices regarding use of their data. See the section entitled “Information About Celularity — Government Regulation”. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states or other privacy rules and regulations may result in significant fines and other administrative penalties. Celularity may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay its development activities, and adversely affect its business, financial condition, results of operations and prospects. As its business progresses, these privacy regulations may significantly impact Celularity’s business activities and exemplifies the vulnerability of its business to evolving regulatory environment related to personal data and protected health information.

If product liability lawsuits are brought against it, Celularity may incur substantial liabilities and may be required to limit commercialization of its therapeutic candidates.

Celularity faces an inherent risk of product liability as a result of the clinical testing of its therapeutic candidates and will face an even greater risk if Celularity commercializes any cellular therapeutics, in addition to the risks from the sale of its degenerative disease products. For example, Celularity may be sued if its therapeutic candidates or degenerative disease products cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the therapeutic or product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Celularity cannot successfully defend itself against product liability claims, Celularity may incur substantial liabilities or be required to limit commercialization of its therapeutic candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in a number of adverse effects, any of which could materially harm Celularity’s financial condition and results of operations.

Celularity’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of therapeutics it develops, alone or with corporate collaborators, or negatively impact its degenerative disease business. Celularity’s insurance policies may also have various exclusions, and Celularity may be subject to a product liability claim for which Celularity has no coverage. While Celularity has obtained and expects to obtain clinical trial insurance for its clinical trials, Celularity may have to pay amounts awarded by a court or negotiated in a settlement that exceed Celularity’s coverage limitations or that are not covered by its insurance, and Celularity may not have, or be able to obtain, sufficient capital to pay such amounts. Even if Celularity’s agreements with any future corporate collaborators entitle it to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Unstable market and economic conditions may have serious adverse consequences on Celularity’s business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in the past, most recently as a result of the COVID-19 pandemic. These disruptions can result in severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Celularity’s general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Celularity’s operations, growth strategy, financial performance and stock price and could require it to delay or abandon clinical development plans. In addition, there is a risk that one or more of Celularity’s current service providers may not survive an economic downturn, which could directly affect Celularity’s ability to attain its operating goals on schedule and on budget.

Celularity’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.

Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “Tax Act”) as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), federal net operating losses (“NOLs”), incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, under Sections 382 and 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. As a result of the Business Combination, Celularity may experience, an “ownership change.” Celularity may also experience ownership changes in the future as a result of subsequent shifts in its stock ownership. Celularity anticipates incurring significant additional net losses for the foreseeable future, and its ability to utilize NOL carryforwards associated with any such losses to offset future taxable income may be limited to the extent Celularity incurs future ownership changes. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, Celularity may be unable to use all or a material portion of its NOL carryforwards and other tax attributes, which could adversely affect its future cash flows.

Risks Related to Celularity’s Reliance on Third Parties

Celularity relies and will continue to rely on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Celularity may not be able to obtain regulatory approval of, or commercialize, its therapeutic candidates.

Celularity depends and will continue to depend upon independent investigators and collaborators, such as universities, medical institutions, CROs and strategic partners to conduct its preclinical and clinical trials. Celularity negotiates budgets and contracts with CROs and study sites, which may result in delays to its development timelines and increased costs. Celularity will rely heavily on these third parties over the course of its clinical trials, and Celularity controls only certain aspects of their activities. Nevertheless, Celularity is responsible for ensuring that each of its studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and its reliance on third parties does not relieve it of its regulatory responsibilities. Celularity and these third parties are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for therapeutic candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Celularity or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving its marketing applications. Celularity cannot assure you that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCP regulations. In addition, its clinical trials must be conducted with biologic product produced under cGMPs and will require a large number of test patients. Celularity’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require it to repeat clinical trials, which would delay the regulatory approval process. Moreover, its business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting Celularity’s clinical trials are not and will not be its employees and, except for remedies available to Celularity under its agreements with such third parties, Celularity cannot control whether or not they devote sufficient time and resources to its ongoing preclinical, clinical and nonclinical programs. These third parties may also have relationships with other commercial entities, including its competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Celularity’s clinical protocols or regulatory requirements or for other reasons, Celularity’s clinical trials may be extended, delayed or terminated and Celularity may not be able to complete development of, obtain regulatory approval of or successfully commercialize its therapeutic candidates. As a result, Celularity’s financial results and the commercial prospects for its therapeutic candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.

If any of its relationships with trial sites, or any CRO that Celularity may use in the future, terminates, Celularity may not be able to enter into arrangements with alternative trial sites or CROs or do so on commercially reasonable terms. Switching or adding third parties to conduct Celularity’s clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact Celularity’s ability to meet its desired clinical development timelines.

Celularity relies on donors of healthy human full-term placentas to manufacture its therapeutic candidates, and if Celularity does not obtain an adequate supply of such placentas from qualified donors, development of its placental-derived allogeneic cells may be adversely impacted.

Celularity is reliant on biosourcing healthy donor placentas to manufacture its therapeutic candidates, and on hospital personnel to obtain the necessary donor consent. Healthy donor placentas vary in type and quality, and this variation makes producing standardized therapeutic candidates more difficult and makes the development and commercialization pathway of its therapeutic candidates more uncertain. Celularity has developed a process designed to enhance the quality and consistency of the placental-derived cells used in the manufacture of its three allogeneic cell types (CAR-T cells, NK cells and mesenchymal-like stromal cells), but its process may fail to identify suitable donors or detect all issues, and Celularity may discover failures with the material after production. Celularity may also have to update its specifications for new risks that may emerge, such as to screen for new viruses.

Celularity has strict specifications for donor material, which include specifications required by regulatory authorities and rely on informed donor consent. If Celularity is unable to identify and obtain donor material that satisfy specifications, agree with regulatory authorities on appropriate specifications, incentivize hospital personnel to solicit consent to donation or address variability in donor placentas, there may be inconsistencies in the therapeutic candidates Celularity produces or Celularity may be unable to initiate or continue ongoing clinical trials on the timelines it expects, or scale up its manufacturing process for later-stage clinical trials or commercialization, which could harm its reputation and adversely impact its business and prospects.

Cell-based therapies rely on the availability of specialty raw materials, which may not be available to Celularity on acceptable terms or at all.

Celularity’s therapeutic candidates require many specialty raw materials, including viral vectors that deliver the CAR sequence from Sorrento, and other raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial therapeutic, or to deliver raw materials to its specifications. Although Celularity is currently negotiating a supply agreement with Sorrento, it generally does not have dedicated supply contracts with many of its suppliers, and it may not be able to contract with them on acceptable terms, or at all. Many suppliers curtailed their operations during the COVID-19 pandemic and Celularity’s ability to source raw materials has been impacted. Further, some of its suppliers may not be able to scale-up as Celularity moves to later-stage clinical trials or commercialization. Accordingly, Celularity may experience delays in receiving, or fail to secure entirely, key raw materials to support clinical or commercial manufacturing. Certain raw materials also require third-party testing, and some of the testing service companies may not have capacity or be able to conduct the testing that Celularity requests.

Celularity also faces competition for supplies from other cell therapy companies. Such competition may make it difficult for it to secure raw materials or the testing of such materials on commercially reasonable terms or in a timely manner.

Some raw materials are currently available from a single supplier, or a small number of suppliers. Celularity cannot be sure that these suppliers will remain in business or that they will not be purchased by one of its competitors or another company that is not interested in continuing to produce these materials for its intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and Celularity may experience delays in meeting demand in the event Celularity must switch to a new supplier. The time and effort to qualify a new supplier, including to meet any regulatory requirements for such qualification, could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact its operating results. Further, Celularity may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on its business.

If Celularity or its third-party suppliers use hazardous, non-hazardous, biological or other materials in a manner that causes injury or violates applicable law, Celularity may be liable for damages.

Celularity’s research and development and manufacturing activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. Celularity and its suppliers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although Celularity believes that its and its suppliers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, Celularity and its suppliers cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Celularity may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, Celularity could be held liable for damages or penalized with fines, and the liability could exceed its resources. Celularity does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair its research, development and production efforts, which could harm its business, prospects, financial condition or results of operations.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and Celularity may experience significant delays in the clinical development and regulatory approval of its therapeutic candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. Celularity is not permitted to market any biological drug product in the United States until Celularity receives approval of a biologics license application (“BLA”) from the FDA. Celularity has not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product.

Celularity expects the novel nature of its therapeutic candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of allogeneic cell therapies. Celularity may also request regulatory approval of future therapeutic candidates by target, regardless of cancer type or origin, which the FDA may have difficulty accepting if its clinical trials only involved cancers of certain origins. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on Celularity’s ability to obtain licensure of the therapeutic candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for Celularity’s therapeutic candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

Celularity may also experience delays in completing planned clinical trials for a variety of reasons, including if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of its therapeutic candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by Celularity, the IRBs for the institutions in which such trials are being conducted or by the FDA or other regulatory authorities due to a number of factors. The FDA’s review of Celularity’s data for ongoing clinical trials may, depending on the data, also result in the delay, suspension or termination of one or more of its clinical trials, which would also delay or prevent the initiation of its other planned clinical trials. If Celularity experiences termination of, or delays in the completion of, any clinical trial of its therapeutic candidates, the commercial prospects for its therapeutic candidates will be harmed, and its ability to generate revenue will be delayed. In addition, any delays in completing Celularity’s clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to commence therapeutic sales and generate revenue. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of Celularity’s therapeutic candidates.

To the extent Celularity’s Biovance and Interfyl products do not qualify for regulation as human cells, tissues and cellular and tissue-based products (“HCT/P”), solely under Section 361 of the Public Health Service Act (“PHSA”), this could result in removal of these products from the market.

In November 2017, the FDA released a guidance document entitled “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue — Based Products: Minimal Manipulation and Homologous Use — Guidance for Industry and Food and Drug Administration Staff”, which it revised and reissued in July 2020 (the “Guidance”). The document confirmed the FDA’s stance that sheet forms of amniotic tissue are appropriately regulated as solely Section 361 HCT/Ps when manufactured in accordance with 21 CFR Part 1271 and intended for use as a barrier or covering. However, wound healing is not a homologous use of amniotic tissue, and to the extent Celularity makes claims for Biovance and Interfyl, two products in its degenerative disease business, that extend beyond homologous use, Celularity may be subject to FDA enforcement. The Guidance stated that the FDA intends to exercise enforcement discretion under limited conditions with respect to the IND application and pre-market approval requirements for certain HCT/Ps for a period of 36 months from the date of the guidance, which period of enforcement discretion was extended in July 2020 to expire on May 31, 2021. The FDA’s approach is risk-based, and the guidance clarified that high-risk products and uses could be subject to immediate enforcement action. New York has interpreted the Guidance such that it has restricted the marketing of such products without BLA approval, notwithstanding the current exception in the Guidance, and other states may make similar determination, which would limit the market for such products until a BLA is approved.

Amniotic tissue is generally eligible for regulation solely as a HCT/P under Section 361 of the PHSA depending on whether the specific product at issue and the claims made for it are consistent with the applicable FDA criteria for minimal manipulation and homologous use. HCT/Ps that do not meet these minimal manipulation and homologous use criteria are subject to more extensive regulation as drugs, medical devices, biological products, or combination products. Such HCT/Ps must comply with both the FDA’s requirements for HCT/Ps and the requirements applicable to biologics, devices or drugs, including pre-market clearance or approval from the FDA.

Following the period of enforcement discretion under the Guidance, Celularity may need to either modify its claims or cease selling its Biovance and Interfyl products until the FDA approves a BLA, and then Celularity will only be able to market such products for indications that have been approved in a BLA. The loss of Celularity’s ability to market and sell these products would have an adverse impact on its revenues, business, financial condition and results of operations. In addition, Celularity expects the cost to manufacture its products will increase due to the costs to comply with the requirements that apply to Section 351 biological products, such as current cGMP and ongoing product testing costs. Increased costs relating to regulatory compliance could have an adverse impact on Celularity’s business, financial condition and results of operations.

In addition, the FDA might, at some future point, modify the scope of its enforcement discretion or change its position on which current or future products qualify as Section 361 HCT/Ps. Any regulatory changes could have adverse consequences for Celularity and make it more difficult or expensive for it to conduct its business by requiring pre-market clearance or approval and compliance with additional post-market regulatory requirements with respect to those products. It is also possible that the FDA could require Celularity to recall its Biovance and Interfyl products.

Celularity expects the therapeutic candidates it develops will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), was enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for its biological products.

Celularity believes that any of the therapeutic candidates it develops that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject therapeutic candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The regulatory landscape that will govern Celularity’s therapeutic candidates is uncertain; regulations relating to more established cellular therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of its therapeutic candidates or unexpected costs in obtaining regulatory approval.

Because Celularity is developing novel cellular therapeutic candidates that are unique biological entities, the regulatory requirements that Celularity will be subject to are not entirely clear. Regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. Although the FDA decides whether individual therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene or cell therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of Celularity’s therapeutic candidates. Complex regulatory environments exist in other jurisdictions in which Celularity might consider seeking regulatory approvals for its therapeutic candidates, further complicating the regulatory landscape.

The various committees and advisory groups involved in regulatory review, and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require Celularity to perform additional studies, increase its development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of its therapeutic candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for Celularity’s placental-derived cell therapeutic candidates is new, Celularity may face even more cumbersome and complex regulations than those for more traditional pharmaceutical or biological products. Furthermore, even if Celularity’s therapeutic candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential therapeutic to market could decrease Celularity’s ability to generate sufficient revenue to maintain its business.

The FDA may disagree with its regulatory plan and Celularity may fail to obtain regulatory approval of its cell therapeutic candidates.

If and when Celularity’s Phase 1 and Phase 1/2a clinical trials are completed and, assuming positive data, Celularity expects to advance to potential registrational trials. The general approach for FDA approval of a new biologic or drug is for the sponsor to provide dispositive data from two well-controlled, Phase 3 clinical studies of the relevant biologic or drug in the relevant patient population. Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. If the results are sufficiently compelling, Celularity intends to discuss with the FDA submission of a BLA for the relevant product candidate. However, Celularity does not have any agreement or guidance from the FDA that its regulatory development plans will be sufficient for submission of a BLA. For example, the FDA may require that Celularity conducts a comparative trial against an approved therapy including potentially an approved autologous cell therapy, which would significantly delay its development timelines and require substantially more resources. In addition, the FDA may only allow it to evaluate patients that have failed or who are ineligible for autologous therapy, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and its therapeutic candidates may fail to improve outcomes for such patients.

If the FDA grants Celularity accelerated approval based on Phase 1/2a clinical trial results, if and when such trials occur, as a condition for accelerated approval, the FDA may require Celularity to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, but the FDA may ultimately require a Phase 3 clinical trial prior to approval, particularly because its therapeutic candidates represent a novel treatment. In addition, the standard of care may change with the approval of new therapeutics in the same indications that Celularity is studying. This may result in the FDA or other regulatory agencies requesting additional studies to show that its therapeutic candidate is superior to the new products.

Celularity’s clinical trial results may also not support approval. In addition, its therapeutic candidates could fail to receive regulatory approval for many reasons, including the following:

•        the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of its clinical trials;

•        Celularity may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that its therapeutic candidates are safe and effective for any of their proposed indications;

•        the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, including due to the heterogeneity of patient populations;

•        Celularity may be unable to demonstrate that its therapeutic candidates’ clinical and other benefits outweigh their safety risks;

•        the FDA or comparable foreign regulatory authorities may disagree with its interpretation of data from preclinical studies or clinical trials;

•        the data collected from clinical trials of Celularity’s therapeutic candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•        the FDA or comparable foreign regulatory authorities will review its manufacturing process and inspect its commercial manufacturing facility and may not approve its manufacturing process or facility; and

•        the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering its clinical data insufficient for approval.

Celularity plans to seek orphan drug designation for some or all of its therapeutic candidates across various indications, but Celularity may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause its revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but if a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic (meaning, a product with the same principal molecular structural features) for the same indication for seven years, except in limited circumstances. See the section entitled “Information About Celularity — Government Regulation” for more information regarding orphan drug designation. Even if one of Celularity’s therapeutic candidates receives orphan exclusivity, the FDA can still approve other biologics that do not have the same principal molecular structural features for use in treating the same indication or disease or the same biologic for a different indication or disease during the exclusivity period. Furthermore, the FDA can waive orphan exclusivity if Celularity is unable to manufacture sufficient supply of its therapeutic or if a subsequent applicant demonstrates clinical superiority over its product.

Celularity plans to seek orphan drug designation for some or all of its therapeutic candidates in specific orphan indications in which there is a medically plausible basis for the use of these therapeutics. Even if Celularity obtains orphan drug designation, exclusive marketing rights in the United States may be limited if it seeks approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if Celularity is unable to assure sufficient quantities of the therapeutic to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over its therapeutics, if approved. In addition, although Celularity may seek orphan drug designation for other therapeutic candidates, it may never receive such designations.

Obtaining and maintaining regulatory approval of Celularity’s therapeutic candidates in one jurisdiction does not mean that Celularity will be successful in obtaining regulatory approval of its therapeutic candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of its therapeutic candidates in one jurisdiction does not guarantee that Celularity will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a therapeutic candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the therapeutic candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Celularity intends to charge for its products is also subject to approval.

Celularity may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of therapeutic candidates with which Celularity must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for it and could delay or prevent the introduction of its products in certain countries. If Celularity fails to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its therapeutic candidates will be harmed.

Even if Celularity receives regulatory approval of its therapeutic candidates, Celularity will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Celularity may be subject to penalties if Celularity fails to comply with regulatory requirements or experience unanticipated problems with its therapeutic candidates.

Any regulatory approvals that Celularity receives for its therapeutic candidates will require surveillance to monitor the safety and efficacy of the therapeutic candidate. The FDA may also require a risk evaluation and mitigation strategy (“REMS”) in order to approve Celularity’s therapeutic candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Celularity’s therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for its therapeutic candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and current GCPs for any clinical trials that Celularity conducts post-approval. As such, Celularity will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspectional observations. Accordingly, Celularity and others with whom Celularity works must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, the FDA could require Celularity to conduct another study to obtain additional safety or biomarker information. Further, Celularity will be required to comply with FDA promotion and advertising rules, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet and social media. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments, but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products.

Later discovery of previously unknown problems with Celularity’s therapeutic candidates, including adverse events of unanticipated severity or frequency, or with its third-party suppliers, or its manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of Celularity’s therapeutic candidates, withdrawal of the therapeutic from the market or voluntary or mandatory product recalls;

•        fines, warning letters or holds on clinical trials;

•        refusal by the FDA to approve pending applications or supplements to approved applications filed by Celularity or suspension or revocation of license approvals;

•        product seizure or detention, or refusal to permit the import or export of Celularity’s therapeutic candidates; and

•        injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Celularity’s therapeutic candidates. Celularity cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If Celularity is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Celularity is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.

Negative public opinion and increased regulatory scrutiny of genetic research and therapies involving gene editing or modified cells may damage public perception of Celularity’s therapeutic candidates or adversely affect its ability to conduct its business or obtain regulatory approvals for its therapeutic candidates.

The gene-editing technologies that Celularity uses are novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, Celularity’s success will depend upon physicians specializing in its targeted diseases prescribing its therapeutic candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing Celularity’s treatments or may reduce the willingness of patients to utilize its treatments or participate in clinical trials for its therapeutic candidates. In addition, given the novel nature of gene-editing and cell therapy technologies, governments may place import, export or other restrictions in order to retain control or limit the use of the technologies. Increased negative public opinion or more restrictive government regulations either in the United States or internationally, would have a negative effect on Celularity’s business or financial condition and may delay or impair the development and commercialization of its therapeutic candidates or demand for such therapeutic candidates.

Even if Celularity obtains regulatory approval of its therapeutic candidates, the cell therapies may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.

The use of engineered placental-derived cells as a potential treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. Celularity may not be able to educate these persons on the benefits of using its therapeutic candidates for many reasons. For example, certain of the therapeutic candidates that Celularity will be developing target a cell surface marker that may be present on cancer cells as well as non-cancerous cells. It is possible that its therapeutic candidates may kill these non-cancerous cells, which may result in unacceptable side effects, including death. Additional factors will influence whether Celularity’s therapeutic candidates are accepted in the market, including:

•        the clinical indications for which its therapeutic candidates are approved;

•        physicians, hospitals, cancer treatment centers and patients considering its therapeutic candidates as a safe and effective treatment;

•        the potential and perceived advantages of its therapeutic candidates over alternative treatments;

•        the prevalence and severity of any side effects;

•        product labeling or product insert requirements of the FDA or other regulatory authorities;

•        limitations or warnings contained in the labeling approved by the FDA;

•        the timing of market introduction of its therapeutic candidates as well as competitive products;

•        the cost of treatment in relation to alternative treatments;

•        the availability of coverage and adequate reimbursement by third-party payors and government authorities;

•        the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors and government authorities;

•        relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•        the effectiveness of its sales and marketing efforts.

If Celularity’s therapeutic candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, Celularity will not be able to generate significant revenue. Even if Celularity’s cell therapies achieve market acceptance, Celularity may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than its therapeutics, are more cost effective or render its therapeutics obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for Celularity’s therapeutic candidates, which could make it difficult for Celularity to sell its cell therapies, if approved, profitably.

Successful sales of Celularity’s therapeutic candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any therapeutic candidates for which Celularity obtains regulatory approval. In addition, because its therapeutic candidates represent new approaches to the treatment of cancer, infectious and degenerative diseases, Celularity cannot accurately estimate the potential revenue from its therapeutic candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a therapeutic is:

•        a covered benefit under its health plan;

•        safe, effective and medically necessary;

•        appropriate for the specific patient;

•        cost-effective; and

•        neither experimental nor investigational.

Obtaining coverage and reimbursement of a therapeutic from a government or other third-party payor is a time-consuming and costly process that could require Celularity to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of its therapeutics. Even if Celularity obtains coverage for a given therapeutic, if the resulting reimbursement rates are insufficient, hospitals may not approve its therapeutic for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use Celularity’s therapeutic candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of Celularity’s therapeutic candidates. Separate reimbursement for the therapeutic itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which Celularity’s therapeutic is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors and reduce the willingness of physicians to use Celularity’s therapeutic candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable Celularity to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Celularity intends to seek approval to market its therapeutic candidates in both the United States and in selected foreign jurisdictions. If Celularity obtains approval in one or more foreign jurisdictions for its therapeutic candidates, Celularity will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a therapeutic candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular therapeutic candidate to currently available therapies. Other EU member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any therapeutic candidates for which Celularity receives regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. Celularity expects downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more therapeutics for which Celularity receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The advancement of healthcare reform may negatively impact Celularity’s ability to sell its therapeutic candidates, if approved, profitably.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact Celularity’s ability to sell its therapeutic candidates, if approved, profitably. Further legislation or regulation could be passed that could harm Celularity’s business, financial condition and results of operations. See the section entitled “Information About Celularity — Government Regulation” for a discussion of these laws and regulations. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent Celularity from being able to generate revenue, attain profitability, or commercialize its therapeutics. Such reforms could have an adverse effect on anticipated revenue from therapeutic candidates that Celularity may successfully develop and for which Celularity may obtain regulatory approval and may affect its overall financial condition and ability to develop therapeutic candidates.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for drugs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Celularity cannot predict the initiatives that may be adopted in the future. Additionally, the continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•        the demand for Celularity’s therapeutic candidates, if Celularity obtains regulatory approval;

•        Celularity’s ability to set a price that it believes is fair for its therapeutics;

•        Celularity’s ability to generate revenue and achieve or maintain profitability;

•        the level of taxes that Celularity is required to pay; and

•        the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Celularity’s future profitability.

Risks Related to Celularity’s Intellectual Property

If Celularity’s efforts to protect the proprietary nature of the intellectual property related to its technologies is not adequate, Celularity may not be able to compete effectively in its market.

As is the case with other biopharmaceutical companies, Celularity’s success depends in large part on its ability to obtain and maintain protection of intellectual property. Celularity relies upon a combination of patents, trade secret protection and license agreements to protect the intellectual property related to its technologies. Any disclosure to or misappropriation by third parties of its confidential proprietary information could enable competitors to quickly duplicate or surpass its technological achievements, thus eroding its competitive position in its market. Celularity has filed additional patent applications, and it anticipates additional patent applications will be filed in the future, both in the United States and in other countries, as appropriate. However, Celularity cannot predict:

•        if and when patents will issue;

•        the degree and range of protection any issued patents will afford it against competitors, including whether third parties will find ways to invalidate or otherwise circumvent its patents;

•        whether or not others will obtain patents claiming aspects similar to those covered by its patents and patent applications; or

•        whether Celularity will need to initiate litigation or administrative proceedings, which may be costly whether Celularity wins or loses.

Obtaining and enforcing biopharmaceutical patents is costly, time consuming and complex, and Celularity may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that Celularity may fail to identify patentable aspects of Celularity’s research and development output before it is too late to obtain patent protection. Celularity may not have the right to control the preparation, filing and prosecution of patent applications licensed from third parties, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Celularity’s business.

Celularity cannot be certain that the claims in its pending patent applications will be considered patentable by the United States Patent and Trademark Office (“USPTO”), or by patent offices in foreign countries, or that the claims in any of its issued patents will be considered valid and enforceable by courts in the United States or foreign countries. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that Celularity owns or in-licenses may fail to result in issued patents with claims that cover its therapeutic candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the patentability, validity, enforceability or scope thereof, which may result in such patents being canceled, narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, Celularity’s patents and patent applications may not adequately protect its intellectual property or prevent others from designing their products to avoid being covered by its claims. If the breadth or strength of protection provided by the patents and patent applications Celularity holds with respect to its therapeutic candidates is threatened, it could dissuade companies from collaborating with it to develop, and threaten its ability to commercialize, its therapeutic candidates. Further, if Celularity encounters delays in its clinical trials, the period of time during which Celularity could market its therapeutic candidates under patent protection would be reduced. Further, changes in U.S. patent law could diminish the value of patents in general, thereby impairing Celularity’s ability to protect its products. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Celularity’s ability to obtain new patents or to enforce its existing patents and patents that Celularity might obtain in the future.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, Celularity seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of its product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Celularity takes steps to protect its intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with its employees, consultants, corporate partners and, when needed, advisers. Trade secrets, however, may be difficult to protect.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and Celularity does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. If Celularity were to enforce a claim that a third party had illegally obtained and was using its trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable.

Although Celularity requires all of its employees to assign their inventions to it, and requires all of its employees and key consultants who have access to its proprietary know-how, information, or technology to enter into confidentiality agreements, Celularity cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Celularity may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Celularity is unable to prevent unauthorized material disclosure of its confidential information or intellectual property to third parties, Celularity will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results and financial condition.

Celularity may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Celularity has received confidential and proprietary information from third parties. In addition, Celularity employs individuals who were previously employed at other biotechnology or pharmaceutical companies. Although Celularity tries to ensure that its employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for Celularity, Celularity may be subject to claims that Celularity or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary or confidential information of these third parties or its employees’ former employers. Litigation may be necessary to defend against these claims. If Celularity fails in defending such claims, in addition to paying monetary damages, Celularity may lose valuable intellectual property rights and face increased competition to business. A loss of key research personnel work product could hamper or prevent Celularity’s ability to commercialize potential technologies and solutions, which could harm Celularity’s business. Even if Celularity is successful in defending against these claims, litigation could result in substantial cost and be a distraction to its management team and employees.

In addition, while it is Celularity’s policy to require Celularity’s employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Celularity, Celularity may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Celularity regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Celularity may be forced to bring claims against third parties, or defend claims that they may bring against Celularity, to determine the ownership of what Celularity regards as its intellectual property. Any of the foregoing could harm its business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement may prevent or delay Celularity’s product discovery and development efforts and its ability to commercialize its therapeutic candidates.

Celularity’s commercial success depends in part on its avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Celularity is developing its therapeutic candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that its therapeutic candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that Celularity infringes their patents or are otherwise employing their proprietary technology without authorization and may sue. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Celularity’s therapeutic candidates may be alleged to infringe. In addition, third parties may obtain patents in the future and claim that use of Celularity’s technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Celularity’s therapeutic candidates, constructs or molecules used in or formed during the manufacturing process, or any final therapeutic itself, the holders of any such patents may be able to block Celularity’s ability to commercialize the therapeutic candidate unless Celularity obtains a license under the applicable patents, or until such patents expire or they are finally determined to be held not infringed, unpatentable, invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of its formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block Celularity’s ability to develop and commercialize the product candidate unless Celularity obtains a license or until such patent expires or is finally determined to be held not infringed, unpatentable, invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If Celularity is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, its ability to commercialize its therapeutic candidates may be impaired or delayed, which could in turn significantly harm its business.

Parties making claims against Celularity may seek and obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize its therapeutic candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Celularity’s business and may impact its reputation. In the event of a successful claim of infringement against Celularity, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. Celularity cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Celularity may need to obtain licenses from third parties to advance its research or allow commercialization of its therapeutic candidates. Celularity may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Celularity would be unable to further develop and commercialize its therapeutic candidates, which could harm its business significantly.

Celularity may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions and in-licenses.

Presently, Celularity has rights to the intellectual property, through licenses from third parties and under patent applications that Celularity owns or will own, that Celularity believes will facilitate the development of its therapeutic candidates. In the future, Celularity may identify third party intellectual property and technology that it may need to acquire or license in order to engage in its business, including to develop or commercialize new technologies or services, and the growth of its business may depend in part on its ability to acquire, in-license or use this technology.

Celularity may be unable to acquire or in-license any third-party intellectual property rights from third parties that it identifies. Celularity may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm its business. Even if Celularity is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. In that event, Celularity may be required to expend significant time and resources to develop or license replacement technology. Celularity may need to cease use of the compositions or methods covered by such third-party intellectual property rights to the extent it is unable to maintain its license with any such third-party licensors.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than Celularity does, may also be pursuing strategies to license or acquire third-party intellectual property rights that Celularity may consider necessary or attractive in order to commercialize its therapeutic candidates. More established companies may have a competitive advantage over Celularity due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive Celularity to be a competitor may be unwilling to assign or license rights to it. If such licenses are available, Celularity may be required to pay the licensor in return for the use of such licensor’s technology, lump-sum payments, payments based on certain milestones such as sales volumes, or royalties based on sales. In addition, Celularity’s licenses may also place restrictions on its future business opportunities.

In spite of Celularity’s best efforts, its licensors might conclude that Celularity has materially breached its license agreements and might therefore terminate the license agreements, thereby removing Celularity’s ability to develop and commercialize technology covered by these license agreements. If these licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market products that use technologies identical to those licensed to Celularity. This could have a material adverse effect on Celularity’s competitive position, business, financial condition, results of operations and prospects. Additionally, termination of these agreements or reduction or elimination of Celularity’s rights under these agreements, or restrictions on Celularity’s ability to freely assign or sublicense its rights under such agreements when it is in the interest of its business to do so, may result in Celularity having to negotiate new or reinstated agreements with less favorable terms, or cause Celularity to lose its rights under these agreements, including Celularity’s rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more technologies that rely on such agreements.

In addition to the above risks, intellectual property rights that may be licensed now or in the future could include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of Celularity’s licensors may therefore affect its rights to use sublicensed intellectual property, even if Celularity is in compliance with all of the obligations under its license agreements. Should Celularity’s licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to Celularity, or should such agreements be terminated or amended, Celularity’s ability to develop and commercialize therapeutic candidates may be materially harmed.

Further, Celularity may not have the right to control the prosecution, maintenance and enforcement of all of Celularity’s licensed and sublicensed intellectual property, and even when Celularity does have such rights, it may require the cooperation of its licensors and upstream licensors, which may not be forthcoming. Celularity’s business could be adversely affected if Celularity or its licensors are unable to prosecute, maintain and enforce licensed and sublicensed intellectual property effectively.

Celularity’s licensors may have relied on third-party consultants or collaborators or on funds from third parties such that Celularity’s licensors are not the sole and exclusive owners of the patents and patent applications in-licensed. If other third parties have ownership rights to patents or patent applications in-licensed by Celularity, they may be able to license such patents to Celularity’s competitors, and Celularity’s competitors could market competing products and technology. This could have a material adverse effect on Celularity’s competitive position, business, financial conditions, results of operations and prospects.

Celularity’s business, financial condition, results of operations and prospects could be materially and adversely affected if it is unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, Celularity could encounter delays in the introduction of services while it attempts to develop alternatives. Further, defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent Celularity from commercializing products, which could harm its business, financial condition, or results of operations and prospects.

Celularity may be involved in lawsuits or other legal proceedings to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe Celularity’s patents or the patents of its licensors or misappropriate or otherwise violate Celularity’s intellectual property rights or the intellectual property rights of its licensors. In the future, Celularity or its licensors may initiate legal proceedings to enforce or defend Celularity’s intellectual property rights or the intellectual property rights of its licensors, to protect Celularity’s trade secrets or the trade secrets of its licensors, or to determine the validity or scope of intellectual property rights Celularity owns or controls.

To counter infringement or unauthorized use, Celularity may be required to file infringement claims, which can be expensive and time-consuming. Third parties may also initiate legal proceedings against Celularity or its licensor to challenge the validity or scope of intellectual property rights Celularity owns, controls or to which they have rights. In an infringement proceeding, a court may decide that one or more of Celularity’s patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of Celularity’s patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put one or more of its pending patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Celularity’s business. Additionally, many of Celularity’s adversaries or adversaries of its licensors in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Celularity can. In the event of a successful claim of infringement against Celularity, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure.

Third-party pre-issuance submission of prior art to the USPTO, or opposition, derivation, revocation, reexamination, inter partes review or interference proceedings, or other pre-issuance or post-grant proceedings or other patent office proceedings or litigation in the United States or other jurisdictions provoked by third parties or brought by Celularity or its licensors, may challenge or be necessary to determine the inventorship, priority, patentability or validity of inventions with respect to Celularity or its licensor’s patents or patent applications. An unfavorable outcome could leave Celularity’s technology or therapeutic candidates without patent protection, allow third parties to commercialize Celularity’s technology or therapeutic candidates and compete directly with Celularity, without payment to Celularity, or could require Celularity or its licensors to cease using the related technology or to obtain license rights from the prevailing party in order to be able to manufacture or commercialize Celularity’s therapeutic candidates without infringing third-party patent rights.

Celularity’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms. Litigation or other legal proceedings may result in a decision adverse to Celularity’s interests and, even if it is successful, may result in substantial costs and distract its management and other employees. Celularity may not be able to prevent, alone or with its licensors, misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Celularity’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New Celularity Common Stock. If the breadth or strength of protection provided by Celularity or its licensor’s patents and patent applications is threatened, it could dissuade companies from collaborating with Celularity to license, develop or commercialize therapeutic candidates. Moreover, the uncertainties associated with litigation could have a material adverse effect on Celularity’s ability to raise the funds necessary to continue clinical trials, continue research programs, license necessary technology from third parties, or enter into collaborations.

Obtaining and maintaining Celularity’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Celularity’s competitors might be able to enter the market, which would have a material adverse effect on Celularity’s business.

The lives of Celularity’s patents may not be sufficient to effectively protect its products and business.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering its therapeutic candidates are obtained, once the patent life has expired for a product, Celularity may be open to competition from biosimilar or generic medications. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If Celularity’s technologies require extended development and/or regulatory review, patents protecting Celularity’s technologies might expire before or shortly after Celularity is able to successfully commercialize them. If Celularity does not have sufficient patent life to protect its products, its business and results of operations will be adversely affected.

Celularity or its licensors may be subject to claims challenging the inventorship of its patents and other intellectual property.

Celularity or its licensors may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, Celularity may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its therapeutic candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If Celularity or its licensors fail in defending any such claims, in addition to paying monetary damages, Celularity may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if Celularity or its licensors are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Celularity may not be able to protect its intellectual property rights throughout the world.

Celularity may not be able to protect its intellectual property rights outside the United States. Filing, prosecuting and defending patents on therapeutic candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Whether filed in the United States or abroad, Celularity’s patents and patent applications may be challenged or may fail to result in issued patents. Consequently, Celularity may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use its technologies in jurisdictions where Celularity has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Celularity has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Celularity’s products and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for Celularity to stop the misappropriation or other violations of its intellectual property rights including infringement of its patents in such countries. Proceedings to enforce Celularity’s patent rights in foreign jurisdictions could result in substantial cost and divert Celularity’s efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing, and could provoke third parties to assert claims against Celularity. Celularity may not prevail in any lawsuits that it initiates, or that are initiated against Celularity, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect Celularity’s ability to obtain adequate protection for its technologies and the enforcement of intellectual property. Accordingly, Celularity’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Celularity develops or license.

Changes in patent law, including recent patent reform legislation, could increase the uncertainties and costs surrounding the prosecution of Celularity’s patent applications and the enforcement or defense of its issued patents.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of Celularity’s intellectual property. Celularity cannot predict the breadth of claims that may be allowed or enforced in Celularity’s patents or in third party patents. Celularity may not develop additional proprietary technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before Celularity, could therefore be awarded a patent covering an invention of Celularity, even if Celularity had made the invention before it was made by such third party. This will require Celularity to be cognizant of the time from invention to filing of a patent application. Because patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Celularity cannot be certain that Celularity or its licensors were the first to either (i) file any patent application related to Celularity’s technology or (ii) invent any of the inventions claimed in Celularity’s or its licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Celularity’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Celularity’s owned or in-licensed patent applications and the enforcement or defense of Celularity’s owned or in-licensed issued patents, all of which could have a material adverse effect on Celularity’s business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of Celularity’s technology could be considered natural laws. Accordingly, the evolving case law in the United States, and abroad, may adversely affect Celularity and its licensor’s ability to obtain new patents or to enforce existing patents and may facilitate third party challenges to any owned or licensed patents.

Intellectual property rights do not necessarily address all potential threats to Celularity’s competitive advantage.

The degree of future protection afforded by Celularity’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Celularity’s business or permit Celularity to maintain any competitive advantage. For example:

•        others may be able to make products that are similar to any therapeutic candidates Celularity may develop or utilize similar technology that are not covered by the claims of the patents that Celularity licenses or may own in the future;

•        Celularity, or its current or future collaborators, might not have been the first to make the inventions covered by the issued patents and pending patent applications that Celularity licenses or may own in the future;

•        Celularity, or its current or future collaborators, might not have been the first to file patent applications covering certain intellectual property of Celularity or its inventions;

•        others may independently develop similar or alternative technologies or duplicate any of Celularity’s technologies without infringing Celularity’s owned or licensed intellectual property rights;

•        it is possible that Celularity’s pending patent applications or those that they may own in the future will not lead to issued patents;

•        issued patents that Celularity holds rights to may be held invalid or unenforceable, including as a result of legal challenges by Celularity’s competitors;

•        Celularity’s competitors might conduct research and development activities in countries where Celularity does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Celularity’s major commercial markets;

•        Celularity cannot ensure that any patents issued to Celularity or its licensors will provide a basis for an exclusive market for its commercially viable therapeutic candidates or will provide Celularity with any competitive advantages;

•        Celularity cannot ensure that its commercial activities or therapeutic candidates will not infringe upon the patents of others;

•        Celularity cannot ensure that it will be able to successfully commercialize its therapeutic candidates on a substantial scale, if approved, before the relevant patents that it owns or licenses expire;

•        Celularity cannot ensure that any of its patents, or any of its pending patent applications, if issued, or those of its licensors, will include claims having a scope sufficient to protect Celularity’s therapeutic candidates;

•        Celularity may not develop additional proprietary technologies that are patentable;

•        the patents or intellectual property rights of others may harm Celularity’s business; and

•        Celularity may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on Celularity’s business, financial condition, results of operations and prospects.

Risks Related to GX and the Business Combination

Unless the context otherwise requires, all references in this “— Risks Related to GX and the Business Combination” section to “we,” “us,” or “our” refer to GX.

Following the consummation of the Business Combination, our only significant asset will be ownership of 100% of the Surviving Entity’s membership interests, and we do not currently intend to pay dividends on New Celularity Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Celularity Common Stock.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of 100% of the Surviving Entity’s membership interests. We will depend on Celularity for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to New Celularity Common Stock. Applicable state law and contractual restrictions, as well as the financial condition and operating requirements of Celularity, may limit our ability to obtain cash from Celularity. Thus, we do not expect to pay cash dividends on New Celularity Common Stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. In addition, in the event that the board of directors and stockholders of the Surviving Entity were to approve a sale of all of our direct and indirect interests in Celularity, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

There can be no assurance that New Celularity Common Stock will be approved for listing on Nasdaq or that New Celularity will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing of the Business Combination, we intend to list New Celularity Common Stock and New Celularity’s warrants on Nasdaq under the symbols “CELU” and “CELUW”, respectively. New Celularity’s continued eligibility for listing may depend on the number of GX’s shares that are redeemed. If, after the Business Combination, Nasdaq delists New Celularity’s shares from trading on its exchange for failure to meet the listing standards, New Celularity and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for New Celularity’s securities;

•        a determination that New Celularity Common Stock is a “penny stock” which will require brokers trading in New Celularity Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Celularity Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Subsequent to the consummation of the Business Combination, New Celularity may be required to take write-downs or write-offs, or New Celularity may be subject to restructuring, impairment or other charges that could have a significant negative effect on New Celularity’s financial condition, results of operations and the price of GX Class A Common Stock, which could cause you to lose some or all of your investment.

Although GX has conducted due diligence on Celularity, this diligence may not reveal all material issues that may be present with Celularity’s business. Factors outside of Celularity’s and outside of GX’s control may, at any time, arise. As a result of these factors, New Celularity may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in New Celularity reporting losses. Even if GX’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with GX’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Celularity’s liquidity, the fact that New Celularity reports charges of this nature could contribute to negative market perceptions about New Celularity or its securities. In addition, charges of this nature may cause New Celularity to be unable to obtain future financing on favorable terms or at all. Accordingly, any stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers of a duty of care or other fiduciary duty owed to them, of if they are able to successfully bring a private claim under securities laws that this proxy statement/prospectus constituted an actionable material misstatement or omission.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of GX’s securities or, following the Closing, New Celularity’s securities, may decline. A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of GX’s securities prior to the Closing may decline. The market values of New Celularity’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which GX’s stockholders vote on the Business Combination.

Following the Business Combination, the price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, following the Business Combination, fluctuations in the price of New Celularity’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Celularity Capital Stock. Accordingly, the valuation ascribed to Celularity may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Celularity’s securities develops and continues, the trading price of New Celularity’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Celularity’s control. Any of the factors listed below could have a material adverse effect on your investment in New Celularity’s securities and New Celularity’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Celularity’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Celularity’s securities may include:

•        the realization of any of the risk factors presented in this proxy statement/prospectus;

•        actual or anticipated fluctuations in New Celularity’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about New Celularity’s operating results;

•        New Celularity’s operating results failing to meet the expectation of securities analysts of investors in a particular period;

•        operating and share price performance of other companies that investors deem comparable to New Celularity;

•        the volume of shares of New Celularity Common Stock available for public sale;

•        future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases of our securities;

•        the commencement, enrollment or results of our ongoing and planned clinical trials of New Celularity’s therapeutic candidates or any future clinical trials it may conduct, or changes in the development status of its therapeutic candidates;

•        New Celularity’s decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•        adverse results or delays in clinical trials;

•        any delay in New Celularity’s regulatory filings for its therapeutic candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•        New Celularity’s failure to commercialize its therapeutic candidates;

•        adverse regulatory decisions, including failure to receive regulatory approval of New Celularity’s therapeutic candidates;

•        changes in laws or regulations applicable to New Celularity’s therapeutic candidates, including but not limited to clinical trial requirements for approvals;

•        adverse developments concerning manufacturers or suppliers;

•        New Celularity’s inability to manufacture or obtain adequate supply for any approved therapeutic or inability to do so at acceptable prices;

•        New Celularity’s inability to establish collaborations if needed;

•        additions or departures of key scientific or management personnel;

•        unanticipated serious safety concerns related to cellular therapies;

•        introduction of new therapeutics or services offered by New Celularity’s competitors;

•        announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by New Celularity or its competitors;

•        New Celularity’s ability to effectively manage growth;

•        actual or anticipated variations in quarterly operating results;

•        New Celularity’s cash position;

•        New Celularity’s failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;

•        publication of research reports about New Celularity or its industry, or cellular therapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•        changes in the structure of healthcare payment systems;

•        changes in the market valuations of similar companies;

•        overall performance of the equity markets;

•        speculation in the press or investment community;

•        sales of New Celularity Common Stock by it or its stockholders in the future, including PIPE Investors;

•        the trading volume of New Celularity Common Stock;

•        changes in accounting practices;

•        the ineffectiveness of New Celularity’s internal control over financial reporting;

•        disputes or other developments relating to proprietary rights, including patents, litigation matters and New Celularity’s ability to obtain or maintain patent protection for its technologies;

•        significant lawsuits, including patent or stockholder litigation;

•        general political and economic conditions, including health pandemics, such as COVID-19; and

•        other events or factors, many of which are beyond New Celularity’s control.

In addition, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of New Celularity Common Stock, regardless of its actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm New Celularity’s business, operating results or financial condition.

The unaudited pro forma financial information included herein may not be indicative of what New Celularity’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Celularity’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

Past performance by Trimaran Capital Partners (“Trimaran”), including our management team, may not be indicative of future performance of an investment in GX or New Celularity.

Information regarding performance by, or businesses associated with, Trimaran and its affiliates is presented for informational purposes only. Trimaran and its affiliates are affiliates of our Sponsor and are owned or controlled by Jay R. Bloom and Dean C. Kehler, our Co-Chairmen and Chief Executive Officers. Past performance by Trimaran, including our management team, is not a guarantee with respect to the Business Combination. You should not rely on the historical record of Trimaran’s or our management team’s performance as indicative of our future performance, of an investment in GX or New Celularity or the returns GX or New Celularity will, or is likely to, generate going forward. Additionally, in the course of their respective careers, members of our management team have been involved in businesses and transactions that were not successful. Our officers and directors have not had experience with blank check companies or special purpose acquisition companies in the past.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, including our ability to negotiate and complete our initial business combination, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination (including the Business Combination) and results of operations.

Our Sponsor, and GX’s officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Unlike many other blank check companies in which the sponsor, officers and directors agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, GX’s Sponsor, officers and directors have agreed to vote their GX Class B Common Stock, as well as any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions), in favor of the Business Combination and the other GX Proposals. As of the record date, Sponsor, and GX officers and directors beneficially own an aggregate of approximately 20% of the outstanding shares of GX Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares of GX Common Stock in accordance with the majority of the votes cast by the Public Stockholders.

GX may not be able to complete an initial business combination within the prescribed time frame, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate, in which case the Public Stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless.

The Existing Charter provides that we must complete an initial business combination by May 23, 2021. GX may not be able to find a suitable target business and complete an initial business combination (including the Business Combination) by such date. If GX has not completed an initial business combination prior to May 23, 2021 it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to GX to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of GX’s remaining stockholders and the GX Board, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the Public Stockholders may only receive $10.00 per share, and our warrants will expire worthless. In certain circumstances, the Public Stockholders may receive less than $10.00 per share on the redemption of their shares.

GX’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from Public Stockholders, which may influence the vote on the Business Combination and reduce the public “float” of GX Class A Common Stock.

GX’s Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions.

Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of GX shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that GX’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. The purpose of any such purchases of Public Warrants could be to reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Business Combination. Any such purchases of GX securities may result in the completion the Business Combination, which may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of GX Class A Common Stock or Public Warrants and the number of beneficial holders of GX securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of GX securities on a national securities exchange.

If a stockholder fails to receive notice of GX’s offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

GX will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite GX’s compliance with these rules, if a stockholder fails to receive GX’s tender offer or proxy materials, as applicable, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials or tender offer documents, as applicable, that GX will furnish to holders of the Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. For example, GX may require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to GX’s transfer agent prior to the date set forth in the tender offer documents mailed to such holders, or up to two business days prior to the vote on the proposal to approve the Business Combination in the event GX distributes proxy materials, or to deliver their shares to the transfer agent electronically. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

The future exercise of registration rights may adversely affect the market price of New Celularity Common Stock.

Certain of our stockholders will have registration rights for certain registrable securities. Pursuant to the Registration Rights Agreement and Subscription Agreements, we are obligated to register certain securities, including all of the shares of New Celularity Common Stock issuable upon conversion of the GX Class B Common Stock held by the Sponsor, the Private Placement Warrants and the shares of New Celularity Common Stock issuable upon exercise thereof, shares of New Celularity Common Stock received by certain significant Celularity stockholders as part of the Business Combination and the PIPE Shares. We are obligated to file a resale “shelf” registration statement to register such securities, use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within certain timeframes, and keep such registration statement effective for up to five years thereafter. Sales of a substantial number of shares of New Celularity Common Stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Celularity Common Stock.

GX Warrants will become exercisable for GX Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding Public Warrants to purchase an aggregate of 14,375,000 shares of GX Class A Common Stock will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the consummation of our IPO. Each GX Warrant entitles the holder thereof to purchase one share of GX Class A Common Stock at a price of $11.50 per whole share, subject to adjustment. GX Warrants may be exercised only for a whole number of shares of GX Class A Common Stock. To the extent such GX Warrants are exercised, additional shares of GX Class A Common Stock will be issued, which will result in dilution to the then existing holders of GX Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of GX Common Stock.

Our Public Stockholders will experience immediate dilution due to the issuance of shares of GX Class A Common Stock to Celularity stockholders in the Business Combination and may experience additional dilution as a consequence of certain transactions, including the issuance of shares of GX Class A Common Stock in the PIPE Financing. Having a minority share position may reduce the influence that our current stockholders have on the management of Celularity.

It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) no redemptions of our outstanding public shares GX’s existing stockholders, including our Sponsor, will retain an ownership interest of 18.8% of New Celularity, Celularity stockholders will own or have the right to acquire 76.9% of New Celularity and the PIPE Investors will own approximately 4.4% of New Celularity, assuming that

Celularity Warrants are exercised for cash prior to or in connection with the Closing and the vesting and exercise of all Celularity Options for cash prior to or in connection with the Closing. These relative percentages assume that GX receives $83,400,000 in cash proceeds from the PIPE Financing. In addition, if any of GX’s stockholders exercise their redemption rights, the ownership interest in GX of the Public Stockholders will decrease and the ownership interest in GX of our Sponsor will increase. To the extent that any of the GX Warrants are converted into GX Class A Common Stock current stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of our current stockholders to influence management of New Celularity through the election of directors following the Business Combination.

Neither GX nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Celularity in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Celularity and GX to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, GX and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Celularity in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, GX would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, some of the conditions to our obligations to complete the Business Combination, to the extent permitted by the Existing Charter and applicable laws. For example, it is a condition to our obligations to close the Business Combination that certain of Celularity’s representations and warranties are true and correct in all respects as of the Closing Date, except where the failure of such representants and warranties to be true and correct, taken as a whole, does not result in a material adverse effect. However, if the GX Board determines that it is in our stockholders’ best interest to waive any such breach, then the GX Board may elect to waive that condition and consummate the Business Combination. We are not able to waive the condition that our stockholders approve the Business Combination.

The exercise of discretion by our directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of our stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Merger Agreement, would require us to agree to amend the Merger Agreement, to consent to certain actions or to waive rights that we are entitled to under those agreements. Such events could arise because of changes in the course of Celularity’s business, a request by Celularity to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Celularity’s business and would entitle us to terminate the Merger Agreement. In any of such circumstances, it would be in our discretion, acting through the GX Board, to grant our consent or waive our rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for GX and its stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, we will be required to circulate a new or amended proxy statement/prospectus or supplement hereto and resolicit the vote of our stockholders with respect to the Business Combination Proposal.

GX and Celularity will incur significant transaction and transition costs in connection with the Business Combination.

GX and Celularity have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. GX and Celularity may also incur additional costs to retain key employees. If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) GX stockholders who properly exercise their redemption rights and (ii) certain expenses incurred by Celularity and GX in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of GX following the Business Combination. If the Business Combination is not consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that Celularity and GX will each pay one-half of the fees relating to all SEC and other regulatory filing fees (including those incurred in connection with this proxy statement/prospectus and the filing fee for the Notification and Report Forms filed under the HSR Act).

Our transaction expenses as a result of the Business Combination are currently estimated at approximately $50 million, including a $10,812,500 deferred underwriting discount. The amount of the deferred underwriting discount will not be adjusted for any shares that are redeemed in connection with an initial business combination. The per-share amount we will distribute to stockholders who properly exercise their redemption rights will not be reduced by the deferred underwriting discount and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect our obligation to pay the deferred underwriting discount.

GX’s ability to successfully effect the Business Combination and New Celularity’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Celularity, all of whom GX expects to stay with New Celularity following the Closing. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

GX’s ability to successfully effect the Business Combination and New Celularity’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of Celularity. Although Celularity has entered into employment agreements with certain key employees in connection with the Business Combination, there can be no assurance that any of Celularity’s key management personnel or other key employees will continue their employment in connection with the Business Combination. It is possible that Celularity will lose some key personnel, the loss of which could negatively impact the operations and profitability of New Celularity. Celularity’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of Celularity’s officers could have a material adverse effect on Celularity’s business, financial condition, or operating results. The services of such personnel may not continue to be available to New Celularity. Furthermore, following the Closing, certain of the key personnel of Celularity may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New Celularity to have to expend time and resources helping them become familiar with such requirements.

The GX Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

In analyzing the Business Combination, the GX Board conducted significant due diligence on Celularity. For a complete discussion of the factors utilized by the GX Board in approving the Business Combination, see the section entitled, “The Business Combination — GX’s Board of Directors’ Reasons for the Approval of the Business Combination.” The GX Board believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders and that Celularity’s fair market value was at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and any taxes payable on interest earned).

Notwithstanding the foregoing, the GX Board did not obtain a fairness opinion to assist it in its determination. Accordingly, the GX Board may be incorrect in its assessment of the Business Combination.

GX does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for GX to complete the Business Combination with which a substantial majority of GX’s stockholders do not agree.

The Existing Charter does not provide a specified maximum redemption threshold, except that we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of the Business Combination and after payment of underwriter’s fees and commissions (such that GX is not subject to the SEC’s “penny stock” rules). As a result, GX may be able to complete the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration GX would be required to pay for all shares of GX Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to GX, GX will not complete the Business Combination or redeem any shares, all shares of GX Class A Common Stock submitted for redemption will be returned to the holders thereof, and GX instead may search for an alternate business combination.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) GX’s completion of an initial business combination, and then only in connection with those shares of GX Class A Common Stock that such Public Stockholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Existing Charter (A) to modify the substance or timing of GX’s obligation to redeem 100% of the Public Shares if GX does not complete an initial business combination by May 23, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of the Public Shares if GX is unable to complete an initial business combination by May 23, 2021, subject to applicable law and as further described herein. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the issued and outstanding shares of GX Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the issued and outstanding shares of GX Class A Common Stock.

The Existing Charter provides that a Public Stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to an aggregate of more than 15% of the shares of GX Common Stock sold in the IPO without GX’s prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. The inability of a stockholder to redeem an aggregate of more than 15% of the shares of GX Common Stock sold in the IPO will reduce its influence over GX’s ability to consummate its initial business combination and such stockholder could suffer a material loss on its investment in GX if it sells such excess shares in open market transactions. Additionally, the stockholder will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. As a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its shares in open market transactions, potentially at a loss.

If third parties bring claims against GX, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

GX’s placing of funds in the Trust Account may not protect those funds from third-party claims against GX. Although GX has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with GX waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against GX’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, GX’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to GX than any alternative. Marcum LLP, our independent registered public accounting firm, Cantor Fitzgerald & Co., the underwriter of our IPO, Ellenoff Grossman & Schole LLP, our legal counsel in the IPO, and Global Tax Management, Inc., our tax preparer, have not executed agreements with us waiving such claims to the monies held in the Trust Account. Other than the foregoing, GX is not aware of any product or service providers who have not or will not provide such waiver.

Examples of possible instances where GX may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with GX and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if GX is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, GX will be required to provide for payment of claims of creditors that were not waived that may be brought against GX within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to GX if and to the extent any claims by a third-party for services rendered or products sold to us, or a prospective target business with which GX has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third-party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under GX’s indemnity of the underwriter of GX’s initial public offering against certain liabilities, including liabilities under the Securities Act. However, GX has not asked the Sponsor to reserve for such indemnification obligations, nor has GX independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of GX. Therefore, it is unlikely that our Sponsor would be able to satisfy those obligations. None of GX’s officers or directors will indemnify GX for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

GX’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, GX’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While GX currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to GX, it is possible that GX’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If GX’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per share.

GX may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

GX has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, GX’s officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by GX only if (i) GX has sufficient funds outside of the Trust Account or (ii) GX consummates an initial business combination. GX’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against GX’s officers and directors, even though such an action, if successful, might otherwise benefit GX and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent GX pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after GX distributes the proceeds in the Trust Account to the Public Stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against GX that is not dismissed, a bankruptcy court may seek to recover such proceeds, and GX and its board may be exposed to claims of punitive damages.

If, after GX distributes the proceeds in the Trust Account to the Public Stockholders, GX files a bankruptcy petition or an involuntary bankruptcy petition is filed against GX that is not dismissed, any distributions received by GX’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by GX’s stockholders. In addition, the GX Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and GX to claims of punitive damages, by paying GX’s stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, GX files a bankruptcy petition or an involuntary bankruptcy petition is filed against GX that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of GX’s stockholders and the per-share amount that would otherwise be received by GX’s stockholders in connection with GX’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, GX files a bankruptcy petition or an involuntary bankruptcy petition is filed against GX that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in GX’s bankruptcy estate and subject to the claims of third parties with priority over the claims of GX’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by GX’s stockholders in connection with GX’s liquidation may be reduced.

GX stockholders may be held liable for claims by third parties against GX to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event GX does not complete an initial business combination by May 23, 2021 may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is GX’s intention to redeem the Public Shares as soon as reasonably possible following May 23, 2021 in the event it does not complete its initial business combination and, therefore, GX does not intend to comply with the foregoing procedures.

Because GX will not be complying with Section 280, Section 281(b) of the DGCL requires GX to adopt a plan, based on facts known to GX at such time that will provide for GX’s payment of all existing and pending claims or claims that may be potentially brought against GX within the 10 years following its dissolution. However, because GX is a blank check company, rather than an operating company, and GX’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from GX’s vendors (such as lawyers, investment bankers, and auditors) or prospective target businesses. If GX’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. GX cannot assure you that it will properly assess all claims that may be potentially brought against us. As such, GX’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of GX’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event GX does not complete an initial business combination by May 23, 2021 is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

GX’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the GX Board’s recommendation that GX’s stockholders vote in favor of the approval of the Business Combination Proposal, GX’s stockholders should be aware that certain of GX’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from or in addition to (and which may conflict with) the interests of GX’s stockholders. These interests include:

•        the beneficial ownership of the Sponsor and certain of GX’s directors and officers of an aggregate of 7,187,500 shares of GX Class B Common Stock and 7,000,000 Private Placement Warrants, which shares and warrants would become worthless if GX does not complete a business combination within the applicable time period, as our Sponsor, officers and directors have waived any redemption right with respect to these shares. The Sponsor paid an aggregate of $25,000 for its GX Class B Common Stock, and $7,000,000 for its Private Placement Warrants, and such shares and warrants have an aggregate market value of approximately $                million and $                million, respectively, based on the closing price of GX Class A Common Stock of $                on Nasdaq on                , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Cooper Road, LLC (an entity controlled by Jay R. Bloom) and Dean C. Kehler, are the managing members of the Sponsor, and as such Messrs. Bloom and Kehler have voting and investment discretion with respect to the GX Common Stock and GX Warrants held of record by the Sponsor;

•        the anticipated continuation of Messrs. Bloom and Kehler as directors of New Celularity;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Sponsor paid an aggregate of approximately $7,000,000 for its 7,000,000 Private Placement Warrants to purchase shares of GX Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by May 23, 2021;

•        that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the Sponsor and certain GX officers and directors and their permitted transferees;

•        the continued indemnification of current directors and officers of GX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not completed.

These interests may influence GX’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby. These interests were considered by the GX Board when it approved the Business Combination.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control.

It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) redemptions of approximately 100% of our outstanding public shares, GX’s initial stockholders, including our Sponsor, will retain an ownership interest of 18.8% of New Celularity and Celularity stockholders will own or have the right to acquire 76.9% of outstanding GX Common Stock, assuming that Celularity Warrants are exercised for cash prior to or in connection with the Closing and the vesting and exercise of all Celularity Options for cash prior to or in connection with the Closing. As a result, Celularity stockholders may have the ability to determine the outcome of corporate actions of New Celularity requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of GX Common Stock. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

GX may amend the terms of the GX Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 65% of the then outstanding GX Warrants. As a result, the exercise price of the GX Warrants could be increased, the exercise period could be shortened and the number of shares of GX Class A Common Stock purchasable upon exercise of an GX Warrant could be decreased, all without your approval.

The GX Warrants were issued in registered form under the GX Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and GX. The GX Warrant Agreement provides that the terms of the GX Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding GX Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants.

Accordingly, GX may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding GX Warrants approve of such amendment. Although GX’s ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding GX Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the GX Warrants, convert the GX Warrants into cash or stock, shorten the exercise period or decrease the number of shares of GX Class A Common Stock purchasable upon exercise of an GX Warrant.

GX may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your GX Warrants worthless.

GX has the ability to redeem outstanding GX Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of GX Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which GX gives proper notice of such redemption and provided certain other conditions are met. If and when the GX Warrants become redeemable by GX, GX may not exercise its redemption right if the issuance of shares of GX Class A Common Stock upon exercise of the GX Warrants is not exempt from registration or qualification under applicable state blue sky laws or GX is unable to effect such registration or qualification. GX will use its best efforts to register or qualify such shares of GX Class A Common Stock under the blue sky laws of the state of residence in those states in which the GX Warrants were offered by GX in its IPO. Redemption of the outstanding GX Warrants could force you (i) to exercise your GX Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your GX Warrants at the then-current market price when you might otherwise wish to hold your GX Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding GX Warrants are called for redemption, is likely to be substantially less than the market value of your GX Warrants. None of the Private Placement Warrants will be redeemable by GX so long as they are held by the Sponsor or its permitted transferees.

Because each GX Unit contains one-half of one redeemable warrant and only a whole warrant may be exercised, the GX Units may be worth less than units of other blank check companies.

Each GX Unit contains one-half of one redeemable warrant. No fractional warrants will be issued upon separation of the GX Units and only whole warrants will trade. Accordingly, unless you purchase at least two GX Units, you will not be able to receive or trade a whole warrant. This is different from other offerings similar to our IPO whose units include one share of common stock and one warrant to purchase one whole share. We have established the components of the GX Units in this way in order to reduce the dilutive effect of the warrants upon completion of an initial business combination since the warrants will be exercisable in the aggregate for one half of the number of shares compared to units that each contain a warrant to purchase one whole share, thus making us, we believe, a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if they included a warrant to purchase one whole share.

We may issue additional shares of GX Common Stock or preferred shares under an employee incentive plan upon or after consummation of the Business Combination, which would dilute the interest of our stockholders.

Our Existing Charter authorizes the issuance of up to 100,000,000 shares of GX Class A Common Stock, par value $0.0001 per share, 10,000,000 shares of GX Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 71,250,000 and 2,812,500 authorized but unissued shares of GX Class A Common Stock and GX Class B Common Stock, respectively, available for issuance, which amount takes into account the shares of GX Class A Common Stock reserved for issuance upon exercise of outstanding warrants but not the shares of GX Class A Common Stock issuable upon conversion of GX Class B Common Stock. There are currently no shares of preferred stock issued and outstanding.

Shares of GX Class B Common Stock are convertible into shares of GX Class A Common Stock initially at a one-for-one ratio but subject to adjustment as set forth herein, including in certain circumstances in which we issue GX Class A Common Stock or equity-linked securities related to our initial business combination. Shares of GX Class B Common Stock are convertible at the option of the holder at any time.

We may issue a substantial number of additional shares of common or preferred stock under an employee incentive plan after consummation of the Business Combination (although our Existing Charter provides that we may not issue securities that can vote with common stockholders on matters related to our pre-initial business combination activity). We may also issue shares of GX Class A Common Stock upon conversion of the GX Class B Common Stock at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained in our Existing Charter. However, our Existing Charter provides, among other things, that prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of our Existing Charter, like all provisions of our Existing Charter, may be amended with the approval of our stockholders. However, our executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our Existing Charter (A) to modify the substance or timing of our obligation to redeem 100% of the Public Shares if we do not complete our initial business combination by May 23, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide the Public Stockholders with the opportunity to redeem their shares of GX Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares. Additionally, GX and GX’s Sponsor, executive officers and directors have waived the ability to adjust the Initial Conversion Ratio (as defined in the Existing Charter) pursuant to the terms of the Existing Charter in connection with the issuance of additional GX Class A Common Stock in the transactions contemplated by the Merger Agreement.

The issuance of additional shares of common or preferred stock:

•        may significantly dilute the equity interest of investors;

•        may subordinate the rights of holders of GX Common Stock if preferred stock is issued with rights senior to those afforded to GX Common Stock;

•        could cause a change of control if a substantial number of shares of GX Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•        may adversely affect prevailing market prices for our GX Units, GX Class A Common Stock and/or GX Warrants.

Our Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

Our Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our Existing Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our Existing Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Because we have no current plans to pay cash dividends on GX Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell GX Class A Common Stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of the GX Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the GX Board may deem relevant. As a result, you may not receive any return on an investment in GX Class A Common Stock unless you sell GX Class A Common Stock for a price greater than that which you paid for it. See the section entitled “Ticker Symbol, Market Price, and Dividend Policy”.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Celularity, its business, or its market, or if they change their recommendations regarding New Celularity’s securities adversely, the price and trading volume of New Celularity’s securities could decline.

The trading market for New Celularity’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Celularity, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Celularity. If no securities or industry analysts commence coverage of New Celularity, New Celularity’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Celularity issue an adverse or misleading opinion regarding New Celularity, its business model, its intellectual property or its stock performance, change their recommendation regarding shares of New Celularity Common Stock adversely, provide more favorable relative recommendations about New Celularity’s competitors or if the clinical trials and operating results fail to meet the expectations of analysts, the price of shares of New Celularity Common Stock would likely decline. If any analyst who may cover New Celularity were to cease coverage of New Celularity or fail to regularly publish reports on it, New Celularity could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Following the consummation of the Business Combination, New Celularity will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, New Celularity will face increased legal, accounting, administrative and other costs and expenses as a public company that Celularity does not incur as a private company. The Sarbanes-Oxley Act of 2001 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, Public Company Accounting Oversight Board (the “PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Celularity to carry out activities Celularity has not done previously. For example, New Celularity will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Celularity could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Celularity’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Celularity’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Celularity Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Accordingly, Celularity expects its legal and financial compliance costs will increase, and management and personnel will need to divert attention to these matters from other business concerns. Celularity cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. These increased costs will require New Celularity to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties, the current political environment and the current high level of government intervention and regulatory reform may also prompt additional changes in governance and reporting requirements, which could further increase costs. Failure to comply with the rules and regulations applicable to it could have serious consequences, including civil and criminal penalties. In addition, New Celularity’s reputation and its ability to raise additional capital would be harmed.

New Celularity will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Celularity’s securities less attractive to investors and may make it more difficult to compare New Celularity’s performance to the performance of other public companies.

New Celularity will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Celularity will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New Celularity’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Celularity’s stockholders may not have access to certain information they may deem important. New Celularity will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of GX Class A Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of GX Class A Common Stock in the IPO. GX cannot predict whether investors will find New Celularity’s securities less attractive because it will rely on these exemptions. If some investors find New Celularity’s securities less attractive as a result of New Celularity’s reliance on these exemptions, the trading prices of New Celularity’s securities may be lower than they otherwise would be, there may be a less active trading market for New Celularity’s securities and the trading prices of New Celularity’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Celularity’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting discussed above, including not being able to take advantage of extended transition periods for the adoption of new or modified accounting standards, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act if we are no longer a non-accelerated filer at such time. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

New Celularity’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could have a material adverse effect on its business.

Celularity is currently not subject to Section 404 of the Sarbanes-Oxley Act. Following completion of the Business Combination, Celularity’s financial statements will become those of New Celularity and Celularity’s management team will be required, pursuant to Section 404 of the Sarbanes Oxley Act, to furnish a report by management on, among other things, the effectiveness of New Celularity’s internal control over financial reporting. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Celularity as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination.

In particular, New Celularity will be required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. As a private company, Celularity has not yet been required to do such an analysis, and its current testing as a private company has revealed a number of deficiencies and material weaknesses in its internal control over financial reporting that it may not be able to remedy by the time it is required to do a Section 404 assessment. These include issues with Celularity’s:

•        limited review controls currently in place and lack of sufficient accounting personnel with proper experience and qualifications to account for complex transactions;

•        accounting for impairment testing of its intangible assets;

•        accounting for valuation of contingent consideration; and

•        accounting for income taxes.

Celularity cannot assure you that it will be able to remedy its existing deficiencies and material weaknesses, that it will not identify new deficiencies or material weaknesses in its initial Section 404 assessment, or that even if identified in such initial assessment, such deficiencies or material weaknesses will not occur in the future. Accordingly, material weaknesses may still exist when New Celularity reports on the effectiveness of its internal control over financial reporting.

New Celularity’s independent registered public accounting firm will not be required to attest to the effectiveness of the New Celularity’s internal control over financial reporting for so long as New Celularity remains a non-accelerated filer as defined in applicable SEC regulations. To comply with the requirements of its financial statements becoming those of New Celularity following the Business Combination, New Celularity will need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Celularity is only now beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation of its internal control over financial reporting needed to comply with Section 404, and New Celularity may not be able to complete its evaluation, testing and any required remediation in a timely fashion. Moreover, if New Celularity is not able to comply with the requirements of Section 404 in a timely manner or if it identifies or its independent registered public accounting firm identifies deficiencies in Celularity’s internal control over financial reporting that are deemed to be material weaknesses, the market price of New Celularity Common Stock could decline and New Celularity could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Sales of a substantial number of shares of New Celularity Common Stock in the public market could cause its stock price to fall.

Following completion of the Business Combination, sales of a substantial number of shares of New Celularity Common Stock in the public market or the perception that these sales might occur, could depress the market price of New Celularity Common Stock and could impair New Celularity’s ability to raise capital through the sale of additional equity securities. Celularity is unable to predict the effect that sales may have on the prevailing market price of New Celularity Common Stock. Sales of significant number of shares of common stock may make it more difficult for New Celularity to sell equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate, and make it more difficult for you to sell shares of New Celularity Common Stock. Certain holders of Celularity’s securities are entitled to rights with respect to the registration of the shares of New Celularity that they will receive in the Business Combination under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of New Celularity Common Stock.

Additionally, the PIPE Investors will not be restricted from selling any of their shares of New Celularity Common Stock acquired pursuant to the PIPE Financing following the Closing, other than by applicable securities laws. As such, sales of a substantial number of shares of New Celularity Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Celularity Common Stock.

Future sales and issuances of New Celularity Common Stock or rights to purchase common stock, including pursuant to its equity plans, could result in additional dilution of the percentage ownership of New Celularity’s stockholders and could cause its stock price to fall.

We expect that significant additional capital may be needed in the future to continue New Celularity’s planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating as a public company. To raise capital, New Celularity may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. New Celularity may also sell its common stock as part of entering into strategic alliances, creating joint ventures or collaborations or entering into additional licensing arrangements with third parties that New Celularity believes will complement or augment its development and commercialization efforts. If New Celularity sells common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of New Celularity Common Stock.

New Celularity will have broad discretion in the use of its cash reserves and may not use them effectively.

New Celularity’s management following the Business Combination will have broad discretion in the application of its cash reserves. A number of factors will determine the ultimate use of its cash reserves, and its management may not be able to apply these funds effectively. Pending their use, New Celularity may invest these funds in short-term, investment-grade, interest-bearing securities, which may not yield a favorable return and may lose value.

Anti-takeover provisions under New Celularity’s charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of its common stock and may prevent or frustrate attempts by its stockholders to replace or remove its current management.

New Celularity’s Proposed Charter and Amended and Restated Bylaws proposed to be adopted in connection with the completion of the Business Combination contain provisions that could delay or prevent a change of control of New Celularity or changes in its board of directors that its stockholders might consider favorable. Some of these provisions include:

•        a board of directors divided into three classes serving staggered three-year terms, such that not all members of the New Celularity Board will be elected at one time;

•        a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of its stockholders;

•        a requirement that special meetings of stockholders be called only by the chairman of the New Celularity Board, the chief executive officer, or by a majority of the total number of authorized directors;

•        advance notice requirements for stockholder proposals and nominations for election to the New Celularity Board;

•        a requirement that no member of the New Celularity Board may be removed from office by its stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of its voting stock then entitled to vote in the election of directors;

•        a requirement of approval of not less than two-thirds of all outstanding shares of its voting stock to amend any bylaws by stockholder action or to amend specific provisions of its certificate of incorporation; and

•        the authority of the New Celularity Board to issue preferred stock on terms determined by the directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, New Celularity is governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of its outstanding voting stock. These anti-takeover provisions and other provisions in the Proposed Charter and Amended and Restated Bylaws could make it more difficult for stockholders or potential acquirors to obtain control of the New Celularity Board or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving New Celularity. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause New Celularity to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in the New Celularity Board could cause the market price of its common stock to decline.

The Proposed Charter provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Proposed Charter provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•        any derivative claim or cause of action brought on New Celularity’s behalf;

•        any claim or cause of action for breach of a fiduciary duty owed by any of New Celularity’s current or former directors, officers or other employees to New Celularity or its stockholders;

•        any claim or cause of action against New Celularity or any of its current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, the Proposed Charter or the Amended and Restated Bylaws;

•        any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Amended and Restated Bylaws;

•        any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

•        any claim or cause of action against New Celularity or any of its directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Celularity or its directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

The Subscription Agreements for the PIPE Financing include a jury trial waiver that could limit a PIPE Investor’s ability to bring or demand a jury trial in connection with any litigation pursuant to the Subscription Agreements.

The Subscription Agreements for the PIPE Financing contain a provision pursuant to which the parties waive their respective rights to a trial by jury in connection with any litigation pursuant to the Subscription Agreements. This jury trial waiver does not apply to subsequent secondary purchasers of the shares of GX Class A Common Stock issued and sold pursuant to the Subscription Agreements nor does it apply to any of our other stockholders. Further, this jury trial waiver does not apply to the PIPE Investors in respect of any claim or cause of action not in connection with any litigation pursuant to the Subscription Agreements.

If we opposed a jury trial demand based on the jury trial waiver, the appropriate court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law, including in respect of federal securities laws claims. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the New York, which govern our Subscription Agreements.

In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to our Subscription Agreements. Nevertheless, if this contractual pre-dispute jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreements with a jury trial. No condition, stipulation or provision of the Subscription Agreements serves as a waiver by any PIPE Investor or by us of compliance with the federal securities laws.

This waiver of jury trial provision may limit a PIPE Investor’s ability to bring or demand a jury trial in connection with any litigation pursuant to the applicable Subscription Agreement, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the waiver of jury trial provision contained in the Subscription Agreements to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action, which could harm our business, operating results and financial condition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and for the nine months ended September 30, 2020 present the combination of the financial information of GX and Celularity after giving effect to the Business Combination, PIPE Financing and related adjustments described in the accompanying notes. GX and Celularity are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination and the PIPE Financing, are referred to herein as “New Celularity” or “Combined Entity.”

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 give pro forma effect to the Business Combination and PIPE Financing as if they had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 gives pro forma effect to the Business Combination and PIPE Financing as if they were completed on September 30, 2020.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited annual and unaudited interim historical financial statements of each of GX and Celularity and the notes thereto, as well as the disclosures contained in the sections entitled “GX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Celularity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Celularity’s financial condition or results of operations would have been had the Business Combination and PIPE Financing occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Celularity. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

Pursuant to the Merger Agreement, First Merger Sub will merge with and into Celularity (the “First Merger”), with Celularity surviving the First Merger as a wholly owned subsidiary of GX. Immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will be merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger, to effect the Business Combination. Upon the consummation of the Business Combination, all holders of Celularity Capital Stock, Celularity Warrants, and Celularity Options will receive or have the right to receive shares of New Celularity Common Stock at a deemed value of approximately $10.15 per share after giving effect to the Exchange Ratio of 0.7655347 resulting in an estimated 100,646,715 shares of New Celularity Common Stock to be immediately issued and outstanding and an estimated 46,680,509 shares to be reserved for the potential future issuance of New Celularity Common Stock upon the exercise of the Combined Entity stock options and upon the exercise of the Combined Entity warrants, based on the following transactions contemplated by the Merger Agreement:

•        the conversion of all outstanding shares of Celularity Preferred Stock into shares of Celularity Common Stock at the then-effective conversion rate pursuant to the Celularity Charter;

•        the cancellation of each issued and outstanding share of Celularity Common Stock (including shares of Celularity Common Stock resulting from the conversion of shares of Celularity Preferred Stock described above) and the conversion into the right to receive a number of shares of the Combined Entity Class A Common Stock equal to the Exchange Ratio;

•        the cancellation of each share of Celularity Capital Stock held in treasury without any conversion or payment;

•        the conversion of each outstanding and unexercised Celularity Warrant into a right to purchase shares of GX Class A Common Stock (a “Converted Warrant”) on the same terms and conditions as were applicable to the Celularity Warrant immediately prior to the Mergers, except that the Converted Warrants will be adjusted by the Exchange Ratio; and

•        the conversion of all outstanding and unexercised vested and unvested Celularity Options into options exercisable for shares of New Celularity Common Stock on the same terms and conditions as were applicable to the Celularity Options immediately prior to the Mergers, except that the Converted Options will be adjusted by the Exchange Ratio.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors being appointed by Celularity, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements of the Combined Entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

Other events in Connection with the Business Combination

In connection with the Business Combination, GX will issue and sell 8,340,000 shares of GX Class A Common Stock at a purchase price of $10.00 per share pursuant to the PIPE Financing. The Merger Agreement provides that on or prior to the execution of the Merger Agreement, the Subscription Agreements with PIPE Investors would be in place and that they will be consummated prior to or substantially concurrently with the Closing, subject to the receipt of certain regulatory approvals under certain of the Subscription Agreements.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, as adopted by the SEC in May 2020 (“Article 11”). The amended Article 11 is effective on January 1, 2021. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position. New Celularity’s results of operations and actual financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined information contained herein assumes that the GX stockholders approve the Business Combination. GX’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. GX cannot predict how many of its public stockholders will exercise their right to redeem their GX Class A Common Stock for cash. Therefore, the unaudited pro forma condensed combined financial information presents the following two redemption scenarios. The actual results may be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results.

The following table presents selected pro forma information after giving effect to the Business Combination and other events contemplated by the Merger Agreement, presented under two scenarios:

•        Assuming No Redemptions — this scenario assumes that no shares of GX Class A Common Stock are redeemed.

•        Assuming Maximum Redemptions — this scenario assumes that 28,750,000 shares of GX Class A Common Stock are redeemed for an aggregate payment of $291.8 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.15 per share based on the Trust Account balance of GX as of September 30, 2020.

	No Redemption		Maximum Redemption
Stockholder Group	Shares Outstanding	%	Shares Outstanding	%
Former Celularity stockholders	100,646,715	69.4%	100,646,715	86.6%
PIPE Investors	8,340,000	5.8%	8,340,000	7.2%
GX Public Common	28,750,000	19.8%	—	—%
GX Sponsor	7,187,500	5.0%	7,187,500	6.2%
	144,924,215	100%	116,174,215	100%

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the exercise of outstanding and unexercised Celularity Warrants or the exercise of outstanding and unexercised vested and unvested Celularity Options.

If the actual facts are different than these assumptions, the ownership percentage retained by the GX public stockholders post-combination will be different from the above stated ownership percentage.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2020
(in thousands)

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	GX (Historical)	Celularity (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$454	$80,831	$80,400	A	$406,530	$80,400	A	$114,685
			291,845	B		(10,813)	C
			(10,813)	C		(36,187)	D
			(36,187)	D
Accounts receivable, net of allowance	—	609	—		609	—		609
Note receivable	—	4,578	—		4,578	—		4,578
Inventory	—	1,554	—		1,554	—		1,554
Prepaid expenses and other current assets	67	7,551	—		7,618	—		7,618
Total current assets	521	95,123	325,245		420,889	33,400		129,044
Property and equipment	—	86,334	—		86,334	—		86,334
Goodwill	—	123,304	—		123,304	—		123,304
Intangible assets, net	—	125,931	—		125,931	—		125,931
Restricted cash	—	15,202	—		15,202	—		15,202
Marketable securities held in trust account	291,845	—	(291,845)	B	—	(291,845)	E	—
Inventory, net of current portion	—	4,452	—		4,452	—		4,452
Other long-term assets	—	527	—		527	—		527
Total Assets	$292,366	$450,873	$33,400		$776,639	$(258,445)		$484,794
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$60	$8,749	$—		$8,809	$—		$8,809
Accrued expenses and other current liabilities	82	12,183	—		12,265	—		12,265
Deferred revenue	—	5,029	—		5,029	—		5,029
Total current liabilities	142	25,961	—		26,103	—		26,103
Deferred revenue		8,640	—		8,640	—		8,640
Acquisition-related contingent consideration	—	302,797	—		302,797	—		302,797
Financing obligations	—	29,918	—		29,918	—		29,918
Warrant liabilities	—	70,019	(70,019)	F	—	(70,019)	F	—
Deferred underwriting fees	10,813	—	(10,813)	C	—	(10,813)	C	—
Deferred income tax liabilities	4	87	—		91	—		91
Total liabilities	10,959	437,422	(80,832)		367,549	(80,832)		367,549

Redeemable convertible preferred stock
Series A	—	184,247	(184,247)	G	—	(184,247)	G	—
Series B	—	290,616	(290,616)	G	—	(290,616)	G	—
Series X	—	75,000	(75,000)	G	—	(75,000)	G	—
Common stock subject to possible redemption	276,407	—	(276,407)	H	—	(276,407)	E	—

Stockholder’s equity (deficit)
Class A common stock	—	—	—		—	—		—
Class B common stock	1	—	(1)	K	—	(1)	K	—
Common stock	—	1	1	A	14	1	A	12
			10	G		10	G
			2	K
Treasury stock	—	(256)	256	I	—	256	I	—
Additional paid-in capital	1,644	31,316	80,399	A	976,550	80,399	A	684,706
			(36,187)	D		(36,187)	D
			70,019	F		(15,438)	E
			549,853	G		70,019	F
			276,407	H		549,853	G
			(256)	I		(256)	I
			3,355	J		3,355	J
			(1)	K		1	K
Retained earnings (accumulated deficit)	3,355	(567,473)	(3,355)	J	(567,473)	(3,355)	J	(567,473)
Total stockholders’ equity (deficit)	5,000	(536,412)	940,502		409,090	648,658		117,245
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$292,366	$450,873	$33,400		$776,639	$(258,445)		$484,794

Unaudited Pro Forma Condensed Combined
Statement of Operations for the Nine Months Ended
September 30, 2020
(in thousands, except share and per share amounts)

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	GX (Historical)	Celularity (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Net revenues:
Product sales and rentals	$—	$6,331	$—		$6,331	$—		$6,331
Services	—	4,213	—		4,213	—		4,213
License, royalty and other	—	491	—		491	—		491
Total revenues	—	11,035	—		11,035	—		11,035

Operating expenses:
Cost of goods sold (excluding amortization of acquired intangible assets)
Product sales and rentals	—	1,921	—		1,921	—		1,921
Services	—	1,768	—		1,768	—		1,768
License, royalty and other	—	73	—		73	—		73
Research and development	—	38,783	—		38,783	—		38,783
Selling, general and administrative	—	25,363	—		25,363	—		25,363
Operation and formation costs	658	—	—		658	—		658
Change in the fair value of contingent consideration liability	—	(26,136)	—		(26,136)	—		(26,136)
Amortization of acquired intangible assets	—	2,843	—		2,843	—		2,843
Impairment of acquired intangible assets	—	129,400	—		129,400	—		129,400
Total operating expenses	658	174,015	—		174,673	—		174,673
Loss from operations	(658)	(162,980)	—		(163,638)	—		(163,638)
Other (expense) income
Interest income	1,708	236	—		1,944	—		1,944
Interest expense	—	(1,630)	—		(1,630)	—		(1,630)
Loss on the sale of business	—	(4,434)	—		(4,434)	—		(4,434)
Expenses related to warrant liabilities	—	(52,065)	52,065	AA	—	52,065	AA	—
Other expense, net	18	4,099	—		4,117	—		4,117
Total other (expense) income	1,726	(53,794)	52,065		(3)	52,065		(3)
Loss before income taxes	1,068	(216,774)	52,065		(163,641)	52,065		(163,641)
Income tax (expense) benefit	(225)	4,631	—		4,406	—		4,406
Net income (loss)	$843	$(212,143)	$52,065		$(159,235)	$52,065		$(159,235)
Loss per share
Weighted average shares outstanding, basic and diluted	8,672,285	23,956,355			141,178,212			112,428,212
Basic and diluted net loss per share	$(0.05)	$(8.86)			$(1.13)			$(1.42)

Unaudited Pro Forma Condensed Combined
Statement of Operations for the Year Ended
December 31, 2019
(in thousands, except share and per share amounts)

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	GX (Historical)	Celularity (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Net revenues:
Product sales and rentals	$—	$15,357	$—		$15,357	$—		$15,357
Services	—	5,790	—		5,790	—		5,790
Net revenues	—	21,147	—		21,147	—		21,147

Operating expenses:
Cost of goods sold (excluding amortization of acquired intangible assets)
Product sales and rentals	—	4,349	—		4,349	—		4,349
Services	—	1,975	—		1,975	—		1,975
Research and development	—	46,051	—		46,051	—		46,051
Selling, general and administrative	—	41,791	—		41,791	—		41,791
Operation and formation costs	564	—	—		564	—		564
Change in the fair value of contingent consideration liability	—	68,867	—		68,867	—		68,867
Amortization of acquired intangible assets	—	4,143	—		4,143	—		4,143
Impairment of acquired intangible assets	—	118,100	—		118,100	—		118,100
Total operating expenses	564	285,276	—		285,840	—		285,840
Loss from operations	(564)	(264,129)	—		(264,693)	—		(264,693)
Other (expense) income
Interest income	3,753	694	—		4,447	—		4,447
Interest expense	—	—	—		—	—		—
Loss on the sale of business	—	—	—		—	—		—
Expenses related to warrant liabilities	—	(4,226)	4,226	AA	—	4,226	AA	—
Other expense, net	(8)	(333)	—		(341)	—		(341)
Total other (expense) income	3,745	(3,865)	4,226		4,106	4,226		4,106
Loss before income taxes	3,181	(267,994)	4,226		(260,587)	4,226		(260,587)
Income tax (expense) benefit	(668)	56,113	—		55,445			55,445
Net income (loss)	$2,513	$(211,881)	$4,226		$(205,142)	$4,226		$(205,142)
Loss per share
Weighted average shares outstanding, basic and diluted	8,015,444	23,872,831			123,570,112			94,820,112
Basic and diluted net loss per share	$(0.03)	$(8.88)			$(1.66)			$(2.16)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors being appointed by Celularity, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements of the Combined Entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

Celularity management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Balance sheet

A.     Reflects the proceeds of $83,400 from the issuance and sale of 8,340,000 shares of Class A Common Stock at $10.00 per share pursuant to the Subscription Agreements entered into in connection with the PIPE Financing, net of $3,000 of issuance costs.

B.      Reflects the liquidation of marketable securities held in the GX Trust Account and a reclassification of the $291,845 balance to cash and cash equivalents that becomes available for general corporate use by the Combined Entity following the Closing.

C.     Represents the payment of GX’s deferred underwriting fees of $10,813 that becomes payable upon the Closing of the Business Combination.

D.     Represents preliminary estimated direct and incremental transaction costs of $36,187 incurred by GX and Celularity and payable contingent upon the Closing. The transaction costs are recorded as a reduction of the net assets of GX received upon the Business Combination and offset against additional paid-in capital.

E.      Represents the redemption of the maximum number of 28,750,000 GX Class A Common Stock shares at a redemption price of approximately $10.15 per share (based on the fair value of marketable securities held in the GX Trust Account as of September 30, 2020 of $291,845).

F.      Represents the reclassification of the Celularity warrant liabilities to equity.

G.     Reflects the conversion of Celularity’s outstanding redeemable convertible preferred stock into Celularity common stock pursuant to the conversion rate effective immediately prior to the Closing.

H.     Reflects the reclassification of GX Class A Common Stock subject to possible redemption to permanent equity, assuming no redemptions.

I.       Reflects the elimination of Celularity’s treasury stock.

J.       Reflects the elimination of GX’s historical retained earnings.

K.     To eliminate GX Class B Common Stock and to adjust par value for shares outstanding.

Statement of operations

AA.  Represents the elimination of the expense associated with the warrant liabilities as the warrants would be reclassified to equity as a result of the Business Combination (see Balance Sheet — note F).

•        Loss per share

Represents the net loss per share calculated using the basic and diluted weighted average shares of common stock outstanding as a result of the pro forma adjustments. As the Business Combination and PIPE Financing are being reflected as if they had occurred as of January 1, 2019, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares to be issued and outstanding upon the Closing have been outstanding for the entire periods presented. Under the maximum redemptions scenario, the shares of GX Class A Common Stock assumed to be redeemed by GX public stockholders are eliminated as of January 1, 2019.

The unaudited pro forma condensed combined financial information has been prepared assuming the no redemptions and maximum redemptions scenarios:

	Year Ended December 31, 2019		Nine Months Ended September 30, 2020
	Assuming No Redemptions Scenario	Assuming Maximum Redemptions Scenario	Assuming No Redemptions Scenario	Assuming Maximum Redemptions Scenario
Pro forma net loss	$(205,142)	$(205,142)	$(159,235)	$(159,235)
Weighted average shares outstanding, basic and diluted	123,570,112	94,820,112	141,178,212	112,428,212
Basic and diluted net loss per share(1)	$(1.66)	$(2.16)	$(1.13)	$(1.42)
Weighted average shares outstanding, basic and diluted
Former Celularity stockholders	79,292,612	79,292,612	96,900,712	96,900,712
PIPE Shares	8,340,000	8,340,000	8,340,000	8,340,000
GX Public Common	28,750,000	—	28,750,000	—
GX Sponsor	7,187,500	7,187,500	7,187,500	7,187,500
	123,570,112	94,820,112	141,178,212	112,428,212

____________

(1)      Outstanding options and warrants are anti-dilutive due to the reported net losses and are not included in the calculation of diluted net loss per share.

SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING OF
GX STOCKHOLDERS

The GX Special Meeting

We are furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting in lieu of the 2021 annual meeting of stockholders to be held on           , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about           , 2021. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders. In connection with the special meeting, we are also providing you with our Annual Report on Form 10-K for the year ended December 31, 2019.

Date, Time and Place of the Special Meeting

The special meeting will be held on           , 2021, at            a.m., Eastern time, conducted via live webcast at the following address https://www.cstproxy.com/gxacquisitioncorp/sm2021. You will need the control number that is printed on your proxy card to enter the special meeting in lieu of the 2021 annual meeting. GX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting in lieu of the 2021 annual meeting starts. Please note that you will not be able to attend the special meeting in person.

Purpose of the Special Meeting

At the GX special meeting of stockholders, GX will ask the GX stockholders to vote in favor of the following proposals:

•        The Business Combination Proposal — a proposal to approve the adoption of the Merger Agreement and the Business Combination.

•        The Charter Proposals — four proposals to amend GX’s Existing Charter.

•        The Election of Directors Proposal — a proposal to elect the directors comprising the board of directors of New Celularity following the Closing.

•        The Equity Incentive Plan Proposal — a proposal to approve and adopt the equity incentive award plan established to be effective after the Closing.

•        The Employee Stock Purchase Plan Proposal — a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing.

•        The Nasdaq Proposal — a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of GX Class A Common Stock to the Celularity stockholders in the Mergers pursuant to the Merger Agreement and to the investors in the private offering of securities to certain investors in connection with the Business Combination.

•        The Adjournment Proposal — a proposal to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Recommendation to GX Stockholders

Our board of directors believes that each of the Business Combination Proposal, the Charter Proposals, the Election of Directors Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal to be presented at the special meeting is in the best interests of GX and our stockholders and unanimously recommends that its stockholders vote “FOR” each of these proposals and “FOR” each of the director nominees.

When you consider the recommendation of our board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that our directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain of GX’s directors and officers of an aggregate of 7,187,500 shares of GX Class B Common Stock and 7,000,000 Private Placement Warrants, which shares and warrants would become worthless if GX does not complete a business combination within the applicable time period, as our Sponsor, officers and directors have waived any redemption right with respect to these shares. The Sponsor paid an aggregate of $25,000 for its GX Class B Common Stock, and $7,000,000 for its Private Placement Warrants, and such shares and warrants have an aggregate market value of approximately $           million and $           million, respectively, based on the closing price of GX Class A Common Stock of $           on Nasdaq on           , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Cooper Road, LLC (an entity controlled by Jay R. Bloom) and Dean C. Kehler, are the managing members of the Sponsor, and as such Messrs. Bloom and Kehler have voting and investment discretion with respect to the GX Common Stock and GX Warrants held of record by the Sponsor;

•        the anticipated continuation of Messrs. Bloom and Kehler as directors of New Celularity;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Sponsor paid an aggregate of approximately $7,000,000 for its 7,000,000 Private Placement Warrants to purchase shares of GX Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by May 23, 2021;

•        that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the Sponsor and its permitted transferees;

•        the continued indemnification of current directors and officers of GX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence GX’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. GX’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to GX stockholders that they approve the Business Combination. GX stockholders should take these interests into account in deciding whether to approve the Business Combination.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of GX Class A Common Stock or GX Class B Common Stock at the close of business on           , 2021, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of GX Class A Common Stock or GX Class B Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 28,750,000 shares of GX Class A Common Stock outstanding and 7,187,500 shares of GX Class B Common Stock outstanding, of which 7,187,500 shares of GX Class B Common Stock are held by our Sponsor, officers and directors.

Our Sponsors, officers and directors have agreed to vote all of their shares of GX Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal. GX’s issued and outstanding GX Warrants do not have voting rights at the special meeting of stockholders.

Voting Your Shares

Each share of GX Class A Common Stock or GX Class B Common Stock that you own in your name entitles you to one vote on each of the proposals for the special meeting of stockholders. Your one or more proxy cards show the number of shares of GX Common Stock that you own.

If you are a holder of record, there are two ways to vote your shares of GX Common Stock at the special meeting of stockholders:

•        You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable special meeting(s). If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of GX Common Stock will be voted as recommended by the GX Board. With respect to proposals for the special meeting of stockholders, that means: “FOR” the Business Combination Proposal and “FOR” the Adjournment Proposal.

•        You can attend the special meeting and vote in person online. You will be given a ballot when you arrive. However, if your shares of GX Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of GX Common Stock.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of GX Common Stock, you may call Morrow, our proxy solicitor, at (800) 662-5200 (toll free) or banks and brokers can call collect at (203) 658-9400.

Quorum and Vote Required for the GX Proposals

A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the GX Common Stock outstanding and entitled to vote at the special meeting is represented in person online or by proxy. Abstentions will count as present for the purpose of establishing a quorum. Broker non-votes will not be counted for the purpose of determining the existence of a quorum.

The approval of the Business Combination Proposal and Charter Proposals require the affirmative vote (in person online or by proxy) of the holders of a majority of all then outstanding shares of GX Common Stock entitled to vote thereon at the special meeting. Accordingly, a GX stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have the same effect as a vote against these proposals.

The approval of the Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the shares of GX Common Stock entitled to vote and actually cast thereon at the special meeting of stockholders. Accordingly, a GX stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.

The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of GX Common Stock entitled to vote and actually cast thereon at the special meeting. Accordingly, a GX stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on the Election of Directors Proposal.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. GX believes the proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote”.

Abstentions will be counted for purposes of determining the presence of a quorum at the special meeting of GX stockholders but broker non-votes will not. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against each of the Business Combination and the Charter Proposals and will have no effect on any of the other proposals.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Jay R. Bloom, GX’s Co-Chairman and Chief Executive Officer, by telephone at (212) 616-3700, by email at jay.bloom@trimarancapital.com or in writing to c/o GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019 before the special meeting that you have revoked your proxy; or

•        you may attend the special meeting, revoke your proxy and vote in person online, as indicated above.

Redemption Rights

Pursuant to the Existing Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes payable, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the stockholder vote on the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO as of two business days prior to the consummation of the Business Combination, net of any taxes payable, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account as of December 31, 2020 of approximately $291.8 million, the estimated per share redemption price would have been approximately $10.15.

Redemption rights are not available to holders of GX Warrants in connection with the Business Combination.

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on           , 2021 (two business days before the special meeting), both:

•        submit a request in writing that GX redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, GX’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

and

•        deliver your Public Shares either physically or electronically through DTC to GX’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is GX’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, GX does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with GX’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to GX’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that GX’s transfer agent return the shares (physically or electronically). You may make such request by contacting GX’s transfer agent at the phone number or address listed above.

Each redemption of Public Shares by the Public Stockholders will decrease the amount in the Trust Account. In no event, however, will GX redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of their Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. GX cannot assure you that you will be able to sell your Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Public Shares when you wish to sell your shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes payable. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and GX does not consummate our initial business combination by May 23, 2021 or obtain the approval of GX stockholders to extend the deadline for GX to consummate our initial business combination, it will be required to dissolve and liquidate and the GX Warrants will expire worthless.

Holders of outstanding GX Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold GX Units registered in your own name, you must deliver the certificate for such GX Units to Continental Stock Transfer & Trust Company with written instructions to separate such GX Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Share from the GX Units.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of GX Common Stock or GX Warrants in connection with the Business Combination.

Solicitation of Proxies

GX will pay the cost of soliciting proxies for the special meeting. GX has engaged Morrow to assist in the solicitation of proxies for the special meeting. GX has agreed to pay Morrow a fee of up to $30,000, plus Morrow’s out-of-pocket expenses. GX will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. GX also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Public Shares for their expenses in forwarding soliciting materials to beneficial owners Public Shares and in obtaining voting instructions from those owners. GX’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership

As of the record date, our Sponsor, officers and directors beneficially own an aggregate of approximately 20% of the outstanding shares of GX Common Stock. Our Sponsor, officers and directors have agreed to vote all of their shares of GX Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal.

PROPOSALS TO BE CONSIDERED BY GX’S STOCKHOLDERS PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

THE BUSINESS COMBINATION

Background of the Business Combination

GX is a blank check company formed under the laws of the State of Delaware on August 24, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. The Business Combination with Celularity is a result of a thorough search for a potential transaction using the extensive network and investing and operating experience of GX’s management team and the GX Board. The terms of the Merger Agreement and the related ancillary documents are the result of extensive arm’s-length negotiations between GX and Celularity and their respective representatives and advisors.

The following is a brief discussion of the background of these negotiations, the Merger Agreement and related documents and transactions.

On May 23, 2019, GX consummated its IPO of 28,750,000 GX Units (which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 GX Units), at $10.00 per GX Unit, generating gross proceeds of $287,500,000. Simultaneously with the closing of GX’s IPO, GX consummated the sale of 7,000,000 Private Placement Warrants, at $1.00 per Private Placement Warrant, to our Sponsor, generating gross proceeds of $7,000,000.

Prior to the consummation of the IPO, neither GX, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with GX.

From the date of the IPO through execution of the Merger Agreement on January 8, 2021, GX’s management team considered a number of potential target companies with the objective of consummating a business combination. Representatives of GX contacted and were contacted by a number of individuals and entities who offered to present ideas for business combination opportunities, including financial advisors and companies within the biotechnology, healthcare, infrastructure, education, leisure and entertainment, financial services, consumer products, transportation, digital media, building products, food and beverage, electric vehicles, cyber security, fintech, enterprise software sectors and other sectors. GX’s management team compiled a list of high priority potential targets and updated and supplemented such list from time to time. GX considered businesses that it believed had attractive long-term growth potential, were well positioned within their industry and would benefit from the substantial intellectual capital, operational experience and network of GX’s management team. This pipeline was periodically shared, in depth, with the GX Board.

In the process that led to identifying Celularity as an attractive investment opportunity, GX’s management team evaluated over 200 potential business combination targets, made contact with representatives of over 140 such potential combination targets to discuss the potential for a business combination transaction, and entered into non-disclosure agreements with over 30 such potential business combination targets, and provided non-binding letters of interest to six other potential combination targets.

Representatives of GX engaged in extensive due diligence and multiple detailed discussions directly with the senior executives and/or stockholders of several potential business combination targets as part of its overall business combination evaluation process, including the six potential business combination targets that received non-binding letters of interest from GX.

GX’s management team periodically reviewed in depth potential business combination targets (including the suitability of a business combination with Celularity) with the GX Board, including at meetings of the GX Board held on August 6, 2019, November 8, 2019, March 23, 2020, May 12, 2020, August 6, 2020 and November 10, 2020. Such discussions with the GX Board covered the results of diligence investigations, discussions with senior executives and/or stockholders of the potential business combination targets and the terms of any non-binding letters of interest to be delivered to such potential business combination targets.

GX’s management team reviewed the potential business combinations based on the same criteria discussed below and used in evaluating the Business Combination, which included potential business combination targets that GX’s directors and officers believed satisfied all (or a portion of) the following criteria for a business combination: (a) has potential to achieve favorable growth in revenue and earnings; (b) has potential to generate favorable returns on invested capital, with identifiable projects that will allow the company to make investments that can increase earnings; (c) has established customer relationships and sustainable margins; (d) is in a sector with favorable secular trends such as demographics, customer trends, technology developments or some other identifiable factor(s), and that exhibits significant barriers to entry by new competitors; (e) is less likely to be negatively affected by existing or new regulations; (f) has potential to grow via add-on acquisitions; (g) appears to be fundamentally misunderstood by investors, and therefore is undervalued; (h) needs additional strategic and managerial guidance to reposition the company, accelerate growth or refocus the business on strategies that will result in value creation; and (i) is expected to generate attractive risk-adjusted returns for GX stockholders. GX’s management team did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including the ability to reach a valuation that was acceptable to both sides and mutual decisions to pursue potential alternative transactions. GX and its advisors determined that the other alternative business combination targets were less suitable than Celularity when taking into account the criteria above, including the quality and experience of their management teams, strategies, business prospects, transaction structures, valuations and likelihood of execution.

GX decided to pursue a combination with Celularity because it determined that Celularity represented a compelling opportunity based upon Celularity’s (a) leadership in placental-derived therapeutics through its proprietary placenta-based cellular medicine platform, (b) broad and novel products across multiple therapeutic areas, (c) rapid advancement of a proprietary product pipeline through clinical development, (d) targeting of high unmet medical needs, representing a large market opportunity, (e) fully integrated, purpose-built commercial scale 150,000 square foot cell manufacturing facility, (f) robust preclinical differentiation, encouraging clinical data and rapid path to approval, (g) strong intellectual property portfolio and (h) experienced management team with deep expertise in cell therapy. For additional details about the GX Board’s reasons for approving the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination — GX’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Timeline of the Business Combination

On July 28, 2020, Mr. Dean C. Kehler, Co-Chief Executive Officer of GX, was introduced to Mr. John Sculley, Co-Vice Chairman of Celularity, through a mutual acquaintance. Mr. Sculley then introduced Mr. Kehler to Dr. Robert J. Hariri, Chief Executive Officer of Celularity, members of the Celularity Board and members of the Celularity management team to discuss the potential Business Combination.

On July 29, 2020, GX’s management team and members of the GX Board participated in a videoconference with members of the Celularity Board and Celularity’s management team to provide a formal introduction of each company’s team and to listen to Celularity’s non-confidential business overview presentation.

On August 4, 2020, the GX management team and members of the GX Board participated in due diligence sessions at the Celularity offices and manufacturing facility, including a tour of the cell manufacturing facility and an extensive presentation by the Celularity management team and members of the Celularity Board.

On August 5, 2020, GX and Celularity executed a confidentiality agreement, which contained, among other provisions, customary non-disclosure and non-use provisions and a customary trust account waiver provision pursuant to which Celularity waived any right, title, interest or claim in GX’s trust account and agreed not to seek recourse against GX’s trust account for any reason.

Between August 4, 2020 and August 6, 2020, the GX Board met with the GX management team telephonically to discuss the potential business combination with Celularity. Following these discussions, the GX Board authorized GX management to submit an initial non-binding letter of intent to Celularity regarding a potential business combination.

On August 6, 2020, GX submitted a non-binding letter of intent to Celularity to enter into an all-stock business combination. The letter of intent valued Celularity at $1.2 billion, and proposed consideration consisting of only newly issued shares of GX Class A Common Stock. The letter of intent also contemplated GX raising $75 million in a PIPE transaction.

Over the course of the following one and a half weeks, officers and directors of GX had multiple conversations and email exchanges with representatives of Celularity to discuss the letter of intent, including the valuation and certain other considerations with respect to a potential business combination transaction involving GX and Celularity. Such considerations included, among other things, process considerations applicable to transactions with special purpose acquisition companies (for example, with respect to required approvals, typical due diligence process and investor outreach), potential transaction structures, public company readiness and related considerations, financing options and deal certainty in light of GX’s public stockholders having redemption rights in respect of its public shares with respect to a business combination transaction. On August 7, 2020, Celularity provided GX with data room access to enable GX to perform additional due diligence prior to executing the non-binding letter of intent and to better understand the prospects of the business.

On August 10, 2020, GX received Celularity’s comments to the letter of intent, which included a valuation of $1.525 billion and a condition to closing the business combination that GX would have a minimum amount in cash at Closing after taking into account any redemptions by GX stockholders. That same day, GX’s management team and representatives of Celularity discussed the proposed revisions to the letter of intent.

Over the following four days, representatives of GX had multiple exchanges with representatives of Celularity to discuss valuation, governance matters with respect to the combined company (including regarding appropriate board leadership), the PIPE Financing and the condition that GX have a minimum amount in cash at Closing after taking into account any redemptions by GX stockholders.

On August 12, 2020, GX delivered a revised draft of the non-binding letter of intent to Celularity management, which included, among other things, a valuation of $1.525 billion, a potential $150 million in PIPE Financing and no condition that GX have a minimum amount in cash at Closing.

Over the following two days, representatives of GX had multiple exchanges with representatives of Celularity to discuss the non-binding letter of intent in more detail, including a conference call on August 13, 2020 with representatives from Celularity and Cooley LLP (“Cooley”), legal counsel to Celularity.

On August 14, 2020, GX delivered a further revised draft of the non-binding letter of intent to Celularity. The draft provided for, among things, a valuation of $1.525 billion, a potential $150 million in PIPE Financing and no condition that GX have a minimum amount in cash at Closing. Prior to delivering the revised draft of the non-binding letter of intent, the GX management team discussed the non-binding letter of intent with the GX Board and received verbal approval to execute the revised non-binding letter of intent, which approval was subsequently confirmed in writing by all GX directors.

On August 17, 2020, the Celularity Board met to discuss the non-binding letter of intent. The Celularity management team and Celularity’s advisors discussed the non-binding letter of intent with the Celularity Board and received approval to execute the non-binding letter of intent.

Later that same day, Celularity and GX executed the non-binding letter of intent (which was inadvertently dated August 14, 2020). The executed letter of intent contemplated an all-stock merger, a final pre-money valuation for Celularity of $1.525 billion and that $150 million PIPE Financing would be committed pursuant to agreements with PIPE investors concurrently with the signing of the definitive agreements providing for the Business Combination and did not include a condition that GX have a minimum amount in cash at Closing. The executed letter of intent provided that the transaction consideration would be paid by issuance of shares of GX Class A Common Stock and would not be reflective of any purchase price adjustments. The letter of intent also contemplated, among other terms, that (a) the board of directors of the post-combination company would be classified into three classes of directors, the initial board to consist of seven to nine members, four to six of whom would be appointed by Celularity, two of whom would be appointed by GX and one of whom would be an independent member to be mutually agreed by the parties; (b) the Sponsor would waive any applicable anti-dilution rights triggered in connection with any equity financing; (c) all shares of GX Class A Common Stock issued to current and former stockholders of Celularity and those under an outstanding or new equity incentive plan would be subject to a one year lock-up period subject to early release under certain circumstances; (d) any existing Celularity management long-term incentive or equity plan would be cashed out, terminated, converted or rolled over and that a GX management equity incentive plan would be implemented; (e) the Merger Agreement would provide for the payment of Celularity’s and GX’s transaction expenses by New Celularity; (f) the parties’ respective representations, warranties and pre-closing covenants would not survive the Closing and the Merger Agreement would not contain indemnification provisions; (g) certain executives of Celularity would enter into mutually acceptable employment agreements with New Celularity, which would include customary terms for public company executives (including customary post-employment non-compete and non-solicit covenants) and (h) there would be certain conditions to each party’s obligations to close the mergers.

The letter of intent also included a mutual exclusivity provision ending on October 13, 2020 (automatically extending to October 28, 2020 if GX and Celularity were continuing to negotiate in good faith on October 13, 2020), with Celularity’s obligation of exclusivity commencing on the date of the letter of intent and GX’s obligation of exclusivity commencing on the earlier of September 15, 2020 and the first date that GX had a meeting with Celularity management with a significant investor in connection with the PIPE Financing (the “First PIPE Meeting”). The letter of intent also provided that either party could terminate the letter of intent after September 29, 2020 if the First PIPE Meeting had not occurred by that date. That same day, GX’s management team notified the GX Board that a letter of intent was executed with Celularity.

On August 18, 2020, GX’s management team held a kick-off call with representatives of Ardea Partners LP (“Ardea”), Celularity’s financial advisor, to discuss the transaction process, including the plan to finalize due diligence and execute definitive documents providing for the Business Combination.

Over the course of the exclusivity period (including the extension of the period following execution of the exclusivity extension letter agreement (as described below)) and leading up to the signing of the Merger Agreement, representatives of GX and Celularity had multiple conversations on a broad list of topics related to the terms of the Business Combination and diligence matters in connection with the transaction.

On August 18, 2020, representatives of GX’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), were granted access to an electronic data room for purposes of reviewing legal due diligence information regarding Celularity. From August 18, 2020, through the date the Merger Agreement was signed, various representatives of each of GX and Skadden conducted due diligence of Celularity through document review, written requests and responses among the parties, and numerous telephonic conferences with representatives of Celularity, covering various areas, including, but not limited to, commercial operations, intellectual property, legal compliance (including healthcare and other regulatory compliance considerations), general corporate law matters, information technology and data security, litigation and employment matters.

During the following ten weeks, representatives of Skadden, on behalf of GX, and representatives of Celularity’s legal counsel, Cooley, and Celularity management, as applicable, on behalf of Celularity, had additional conversations and e-mail exchanges regarding follow-up questions and requests regarding matters arising over the course of Skadden’s review of Celularity’s written responses to their initial and supplemental due diligence requests and of the other due diligence materials provided in the data room or via e-mail, including pursuant to conference calls held among representatives of Skadden, Cooley, Celularity management and certain Celularity employees, as applicable on: (i) September 23, 2020 and October 7, 2020, to discuss matters relating to intellectual property considerations, (ii) on September 28, 2020, to discuss matters relating to general corporate, litigation and healthcare regulatory considerations and (iii) on October 7, 2020 and October 13, 2020 to discuss matters relating to regulatory compliance considerations.

On August 21, 2020, Skadden held an introductory call with Cooley, during which Skadden and Cooley discussed certain process matters, the preparation of the requisite transaction documents and related workstreams, including the anticipated transaction timeline discussed by the parties.

On August 26, 2020, Celularity held two management presentations for GX (which included representatives from Skadden), which included an overview of Celularity’s products, data related to its clinical trials, key milestones, clinical development plan, business strategy and key contractual obligations.

On September 2, 2020, GX’s management team held a call with Credit Suisse Securities (USA) LLC (“Credit Suisse”) to discuss engaging Credit Suisse as GX’s financial advisor and placement agent in respect of the PIPE Financing, the PIPE Financing process and initial investor outreach efforts.

On September 14, 2020, representatives of each of GX, Celularity, Skadden and Cooley met telephonically to discuss the preparation of Celularity’s financial statements in anticipation of public company financial reporting requirements and the anticipated transaction timeline.

On September 17, 2020, GX, Celularity and their respective financial advisors met telephonically to discuss Celularity’s business, operations and financial performance and the terms of the Business Combination. After detailed discussions with both Credit Suisse and Ardea, GX and Celularity chose to reduce the equity valuation and amount of the PIPE Financing to better reflect the current market conditions and the pre-IPO value of companies in similar clinical stages. The parties agreed to a reduction in Celularity’s equity value from $1.525 billion to $1.25 billion and a reduction in the amount of PIPE Financing from $150 million to $100 million.

On September 18, 2020, Cooley delivered an initial draft of the Merger Agreement to Skadden.

On September 23, 2020, representatives of Cooley and Skadden met telephonically to discuss Cooley’s initial draft of the Merger Agreement, including, among other things: (a) the structure of the proposed transaction (including with respect to obtaining Celularity stockholder support for the transaction), (b) termination rights and exclusivity covenants and (c) conditions to closing, including with respect to the PIPE Financing.

On September 24, 2020, GX held a videoconference meeting with Celularity, Credit Suisse, Ardea, Skadden and Cooley to discuss preliminary transaction considerations, business and legal due diligence, marketing of the PIPE Financing, the required transaction documentation and the anticipated transaction timeline.

Also on September 24, 2020, Skadden delivered initial drafts of the Stockholder Support Agreement and Sponsor Support Agreement to Cooley. The initial draft of the Stockholder Support Agreement contemplated, among other things and subject to certain conditions, that the stockholders of Celularity would agree to (a) vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby by delivery of a written consent and (b) not transfer any shares of Celularity Common Stock or Celularity Preferred Stock prior to the Effective Time. The initial draft of the Sponsor Support Agreement contemplated, among other things and subject to certain conditions, that the Sponsor and each of GX’s officers and directors would agree to (i) waive certain anti-dilution rights set forth in GX’s certificate of incorporation, (ii) not transfer any GX Common Stock or GX Warrants prior to the Effective Time, (iii) vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby at a meeting of GX’s stockholders and (iv) not redeem or cause GX to redeem any of their shares of GX Common Stock in connection with the transactions. The parties continued to negotiate the Stockholder Support Agreement and Sponsor Support Agreement through November 10, 2020, exchanging multiple drafts prior to their execution. For additional details about the Stockholder Support Agreement and Sponsor Support Agreement, see the sections of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — Stockholder Support Agreement” and “Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”

On September 25, 2020, Skadden delivered a revised draft of the Merger Agreement to Cooley reflecting the matters discussed between Skadden and Cooley on September 23, 2020 and other proposed changes. That same day, GX and Celularity amended the letter of intent to extend the exclusivity period until November 24, 2020 and waive their right to terminate the letter of intent if the First PIPE Meeting did not occur by September 29, 2020 (automatically extending to December 9, 2020 if Celularity and GX were continuing to negotiate in good faith on November 24, 2020).

On September 28, 2020, GX engaged Credit Suisse as its financial advisor in connection with the Business Combination and as its placement agent for the PIPE Financing. Credit Suisse was selected by the GX Board due to their status as an internationally recognized investment banking firm with substantial experience in prior successful SPAC business combinations and in the healthcare industry. That same day, Skadden delivered to Ropes & Gray LLP (“Ropes”), legal counsel to Credit Suisse, an initial draft of the form PIPE Subscription Agreement. The form PIPE Subscription Agreement provided for, among other things, (a) subscription by the investor for, and an agreement by the investor to purchase from GX, a to-be-determined number of shares of GX Class A Common Stock at $10.00 per share, (b) certain closing conditions, (c) certain representations and warranties made by each of GX and the investor and (d) registration rights for the investor, subject to certain restrictions. Each of Skadden, Cooley and Ropes continued to negotiate the terms of the form PIPE Subscription Agreement over the course of the following three weeks, including with respect to, among other things, the closing mechanics, the representations and warranties of each of GX and the investor and certain covenants. For additional details about the PIPE Subscription Agreement, see the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements.”

During the week of September 28, 2020, Skadden delivered to Ropes Skadden’s and Cooley’s comments on the wall crossing script. The form was substantially agreed by all parties that week.

On September 29, 2020, Credit Suisse delivered to GX an initial draft of the investor presentation in connection with the PIPE Financing. Drafts of the investor presentation continued to be refined until the presentation was posted to the data room for potential investors in the PIPE Financing on October 6, 2020.

On October 1, 2020, Skadden delivered to Cooley an initial draft of the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, GX would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain equity securities of New Celularity that are held by the parties thereto from time to time, the terms of which the parties continued to negotiate through January 8, 2021, exchanging multiple drafts prior to its execution. The primary terms discussed at such time related to, among other things, demand registration rights of the parties to the Amended and Restated Registration Rights Agreement and certain rights related to underwritten offerings. For additional details about the Amended and Restated Registration Rights Agreement, see the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement.”

On October 3, 2020, Cooley delivered a further revised draft of the Merger Agreement to Skadden, which included, among other things, the following material changes: (a) the rejection of GX’s ability to collect a termination fee in the event Celularity fails to deliver its stockholders’ written consent to approve the Business Combination within five business days after the effectiveness of the registration statement, (b) the rejection of GX’s proposed allocation of transaction expenses and (c) the reinsertion of the PIPE Financing closing condition. The revised draft also provided for, among other things, the delivery of Lock-Up Agreements and Stockholder Support Agreements by certain specified holders of Celularity Common Stock.

On October 5, 2020, representatives of Credit Suisse began to conduct the wall crossing in connection with the PIPE Financing, and conducted meetings with potential investors in the PIPE Financing over the following weeks leading up to the signing of the Merger Agreement. From October 5, 2020 through the execution of the Merger Agreement, Dr. Hariri, David C. Beers, Chief Financial Officer of Celularity, Dr. Andrew L. Pecora, a member of the Celularity Board, and John R. Haines, Chief Operating Officer of Celularity, and Dr. Xiaokui Zhang, Executive Vice President and Chief Scientific Officer of Celularity, along with representatives of GX and Credit Suisse held various discussions with potential investors regarding their interest in participating in the PIPE Financing in connection with the potential business combination. Each potential investor agreed to maintain the confidentiality of the information received in these discussions pursuant to customary non-disclosure agreements. During the meetings, Dr. Hariri, Mr. Beers, Dr. Pecora and Mr. Haines and Dr. Zhang reviewed with potential investors certain information regarding Celularity and New Celularity.

That same day, GX’s management team, Celularity’s management team and representatives of each of Skadden, Credit Suisse, Cooley, Ardea and Ropes met telephonically to discuss the potential Business Combination and the anticipated timing of the transactions.

On October 6, 2020, Skadden delivered a further revised draft of the Merger Agreement to Cooley, which included, among other things: (a) the reinsertion of GX’s ability to collect a termination fee in the event Celularity fails to deliver its stockholders’ written consent sufficient to approve the Business Combination within five business days after the effectiveness of the registration statement, with the amount of such fee increasing depending on when GX exercised its right to terminate the Merger Agreement, (b) the rejection of the PIPE Financing closing condition and (c) a revised allocation of transaction expenses.

On October 6, 2020, the electronic data room for PIPE investors was opened for access.

On October 14, 2020, Skadden and Cooley met telephonically with representatives of Celularity to discuss certain unresolved issues with respect to the transaction, including the material changes reflected in the October 6, 2020 draft of the Merger Agreement. The parties discussed their respective positions with respect to each such issue. That same day, Messrs. Michael Maselli, Vice President of Acquisitions of GX, and John Haines, Chief Operating Officer of Celularity, exchanged e-mails regarding the foregoing issues.

On October 22, 2020, Cooley delivered a further revised draft of the Merger Agreement to Skadden, which included, among other things, the rejection of GX’s ability to collect a termination fee in the event Celularity fails to deliver its stockholders’ written consent sufficient to approve the Business Combination within five business days after the effectiveness of the registration statement. The revised draft also provided for, among other things, (a) no closing condition with respect to the PIPE Financing, (b) a reduction in the equity value of Celularity to $1.25 billion and the amount of PIPE Financing to $100 million and (c) the addition of a fundamental representation regarding the subscription agreements providing for the PIPE Financing. The revised draft also provided Celularity a right to appoint four directors at Closing. On October 26, 2020, representatives of Skadden and Cooley met telephonically to discuss certain of the foregoing issues.

On October 30, 2020, Skadden delivered a further revised draft of the Merger Agreement to Cooley.

On November 6, 2020, Cooley delivered a further revised draft of the Merger Agreement to Skadden.

On November 22, 2020, Cooley delivered to Ropes, for distribution to and review by the PIPE investors in connection with their participation in the PIPE Financing, the draft of the Merger Agreement.

On November 24, 2020, Cooley delivered to Skadden initial drafts of the forms of amended and restated certificate of incorporation and amended and restated bylaws for the combined company to be adopted by GX in connection with the consummation of the Business Combination, the terms of which the parties continued to negotiate, exchanging multiple drafts prior to the execution of the Merger Agreement on January 8, 2021, to which the agreed forms of Certificate of Incorporation and Bylaws were attached as exhibits. For additional details on GX’s proposed amended and restated certificate of incorporation and bylaws, see the section of this proxy statement/prospectus entitled “Proposal Nos. 2-5 — The Charter Proposals” for additional information.

Throughout the course of the transaction, members of the GX Board were in frequent contact with key Celularity team members, including, without limitation, Dr. Hariri and Mr. Haines. Additionally, the GX management team and the Celularity management team held meetings telephonically on December 3, 2020, December 11, 2020 and December 15, 2020 to discuss the status of the PIPE Financing, negotiations on a definitive transaction agreement and delivery of audited financial statements.

On December 11, 2020, Skadden delivered a further revised draft of the Merger Agreement to Cooley.

On December 17, 2020, GX’s management team, Celularity’s management team and representatives of each of Skadden, Credit Suisse, Cooley and Ardea met telephonically to discuss the potential Business Combination, including timing, the progress of the PIPE Financing and certain regulatory considerations.

On December 18, 2020, Cooley delivered a further revised draft of the Merger Agreement to Skadden. The revised draft of the Merger Agreement provided for, among other things, the reinsertion of the condition that GX have a minimum amount in cash at Closing. Over the next several days, GX and Celularity and their respective counsel finalized the Merger Agreement (including a reduction in the amount of PIPE Financing to $83.4 million and the deletion of the condition that GX have a minimum amount in cash at Closing), exchanging multiple drafts prior to the execution of the Merger Agreement on January 8, 2021.

From December 18, 2020 through January 8, 2021, after a draft form of PIPE Subscription Agreement had been provided to the prospective PIPE investors, the terms of the form of PIPE Subscription Agreement, including with respect to certain conditions to closing and the registration rights set forth in the form, among other terms and conditions, were further negotiated between the representatives of Skadden, Cooley, and Ropes, on behalf of their respective clients, and on behalf of the PIPE investors by their respective advisors, including pursuant to conference calls held on December 30, 2020, January 6, 2021 and January 7, 2021, and multiple drafts of the PIPE Subscription Agreement were exchanged prior to finalizing the PIPE Subscription Agreements on January 8, 2021. For additional details on the PIPE Subscription Agreements, see the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements” for additional information.

On December 18, 2020, the GX management team and Messrs. Beers and Haines had a call to discuss timing on audited financial statements, which was followed by calls on December 23, 2020 and December 31, 2020 to create and identify an appropriate timeline from entry into a definitive transaction agreement to closing the potential Business Combination.

On December 19, 2020, representatives of Skadden and Cooley met telephonically to discuss certain unresolved issues with respect to the potential Business Combination.

On December 21, 2020, GX’s management team, Celularity’s management team and representatives of Skadden and Cooley met telephonically to discuss unresolved issues with respect to the potential Business Combination, including the status of the PIPE Financing.

From December 21, 2020 through January 8, 2021, after a draft form Amended and Restated Registration Rights Agreement had been provided to the parties to be named therein, the terms of the form Amended and Restated Registration Rights Agreement, including with respect to the timing of filing a registration statement, the number of underwritten offerings and the general standard for GX’s conduct in performing its responsibilities under the Amended and Restated Registration Rights Agreement, among other terms and conditions, were further negotiated between the representatives of Skadden, Cooley and Ropes, on behalf of their respective clients, and on behalf of the parties to be named therein by their respective advisors, and multiple drafts of the Amended and Restated Registration Rights Agreement were exchanged prior to finalizing the agreed Amended and Restated Registration Rights Agreement on January 8, 2021.

On December 28, 2020, Cooley delivered to Skadden an initial draft of the terms of the equity incentive plan and employee stock purchase plan to be adopted by GX in connection with the business combination, the terms of each of which the parties continued to negotiate over the course of the next several days, exchanging multiple drafts of each prior to the execution of the Merger Agreement on January 8, 2021, to which the agreed terms of the equity incentive plan and employee stock purchase plan were attached as an exhibit. For additional details on the equity incentive plan and employee stock purchase plan, see the sections of this proxy statement/prospectus entitled “Proposal No. 7 — The Equity Incentive Plan Proposal” and “Proposal No. 8 — The Employee Stock Purchase Plan Proposal” for additional information.

On December 30, 2020, the Celularity management team and representatives of Cooley and Skadden met telephonically to discuss the PIPE Financing, and representatives of Skadden and Cooley had a call on the open issues in the Merger Agreement.

On January 1, 2021, key members of Celularity and GX and representatives of Cooley and Skadden met telephonically to discuss transaction process and board meetings.

The GX Board met via videoconference on January 3, 2021 to further consider and discuss the proposed transaction with Celularity, which was attended by representatives of each of GX’s management team and Skadden. The GX management team first reviewed the financial terms of the proposed transaction with the GX Board and discussed, among other things, Celularity’s business and financial prospects, the total implied transaction value, the sources of funds for the transaction, including the PIPE Financing and the terms thereof, and the expected uses of such funds. Representatives of Skadden then discussed with the GX Board their fiduciary duties under applicable law and reviewed in detail the pro forma ownership of the post-Closing company and the provisions of the proposed Merger Agreement and other agreements and documents to be approved by the GX Board in connection with the proposed Business Combination. Following these discussions, the GX Board thoroughly reviewed and discussed the Business Combination and the terms and conditions of the Merger Agreement with the assistance of Skadden before adjourning the meeting with plans to reconvene once all the transaction terms were finalized in order to determine whether to approve the potential Business Combination.

The GX Board met via teleconference on January 7, 2021 to further consider and discuss the proposed transaction with Celularity, which was attended by representatives of each of GX’s management team and Skadden. Based on the factors cited in “The Business Combination — GX’s Board of Directors’ Reasons for the Approval of the Business Combination”, the GX Board unanimously approved the Merger Agreement and related agreements and the transactions contemplated thereby and recommended the approval and adoption of the Merger Agreement by GX’s stockholders. The Celularity Board also approved the Merger Agreement and related agreements and the transactions contemplated thereby on January 8, 2021.

Later that same day, GX and Celularity executed the Merger Agreement and related agreements, and GX and the PIPE Investors entered into the Subscription Agreements for an aggregate amount of gross proceeds of $83,400,000 from the sale of 8,340,000 shares of the GX Class A Common Stock in the PIPE Financing.

Before the market opened on January 8, 2021, a press release was issued announcing the execution of the Merger Agreement and Subscription Agreements, and GX filed a Current Report on Form 8-K with the SEC announcing the execution of the Merger Agreement. During the morning of January 8, 2021, representatives of GX and Celularity held a joint investor conference call to discuss the Business Combination.

GX’s Board of Directors’ Reasons for the Approval of the Business Combination

The GX Board, in evaluating the Business Combination, consulted with its legal counsel, financial and other advisors. In reaching its resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, are fair to and in the best interests of GX and its stockholders, (ii) to approve the Merger Agreement and the transactions contemplated thereby and declare their advisability and (iii) to recommend that the GX stockholders approve and adopt the Merger Agreement and the Business Combination, the GX Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below.

In unanimously approving the Business Combination, the GX Board determined not to obtain a fairness opinion. The officers and directors of GX have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of its financial advisor, Credit Suisse, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, GX’s officers and directors and GX’s advisors have substantial experience with mergers and acquisitions.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the GX Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The GX Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of GX’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

The GX Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

•        Celularity is a leader in placental-derived therapeutics through its proprietary placenta-based platform.    Celularity’s Immuno-Modulatory Placenta-derived Allogenenic Cell Therapies (“IMPACT”) platform harnesses the placenta’s unique biology and ready availability, which has the potential to provide an abundant and renewable starting cell source with expandability, persistence and stemness, and the immunological naivete of placental-based cells allows for an improved safety profile of therapeutics. Celularity’s IMPACT platform, with its emphasis on developing off-the-shelf placental-derived cellular therapies, has the potential to lead the next evolution of cellular medicine.

•        Celularity’s IMPACT platform has the potential to drive a broad and novel product platform across therapeutic areas.    Celularity’s IMPACT platform has the potential to drive a broad and novel product platform, targeting multiple therapeutic areas. Four key cell types, CyCART-19, CYNK-001, CYNK-101 and APPL-001, drive four of Celularity’s product candidates and six initial indications, with future opportunities for further expansion into other indications. Further, the Celularity IMPACT platform capitalizes on Celularity’s integrated processes and the unique biologic characteristics of placenta-derived allogeneic cells to target multiple diseases in clinical development. The platform is designed to accelerate speed to patient while ensuring manufacturing excellence of high quality and pure placental-derived cell therapy products at a lower cost of goods. Celularity’s IMPACT platform, along with Celularity’s investment in future areas of cellular products, should serve as the foundation for strengthening its product pipeline. Celularity is well-positioned to establish itself as a leader in placental-derived therapeutics.

•        Celularity’s IMPACT platform aims to develop off-the-shelf treatments.    “Off-the-shelf” treatments offer the potential to re-dose patients, if necessary, and enable the production of highly scalable therapeutics. Celularity’s innovative use of the IMPACT platform, and the underlying use of placental-derived cells, provides Celularity a unique and proprietary platform that enables Celularity to target multiple diseases using allogenic “off-the-shelf” therapies and provide potentially lifesaving therapies more readily accessible to patients that can be delivered on-demand and more reliably and at a greater scale than autologous therapeutics.

•        Celularity targets high unmet medical needs, potentially representing a large market opportunity.    Celularity’s potential therapeutic applications include cancer, solid tumors, degenerative diseases, and infectious diseases. This provides Celularity a potentially large, diversified market for its products. As a result, the potential for future commercial success may not be dependent on a single product candidate or commercial market.

•        Celularity has a potentially strong proprietary product pipeline.    Celularity is advancing its innovative product pipeline, which include three active and enrolling clinical trials and three planned IND submissions by the end of 2021. Celularity plans to file an IND in the third quarter of 2021 and commence a Phase 1/2a clinical trial of CyCART-19 for the treatment of B-cell malignancies in the fourth quarter of 2021; is currently in Phase 1 trial (for AML and other blood cancers) and Phase 1/2a trial (for GBM and for COVID-19) and plans to commence Phase 2 trials (for AML and GBM) in 2021 for its CYNK-001 therapeutic program; and is planning to submit an IND in 2021 for its CYNK-101 therapeutic program. CYNK-101 will be evaluated in combination with a monoclonal antibody (“mAb”) to target cancers such as gastric cancer. Celularity also plans to submit an IND in 2021 and commence the Phase 1/2a study for the treatment of Crohn’s disease in 2022 for its APPL-001 therapeutic program.

•        Celularity has encouraging preclinical and clinical data and its therapeutic products may be eligible for accelerated development.    Celularity has selectively targeted indications with unmet medical needs that are potentially eligible for fast track designation, which provide the potential for accelerated development and may expedite the regulatory approval process. Preclinical and early clinical data demonstrating the unique biological activity and potential of placental-derived stem cells, provide potential for multiple highly effective cell therapy programs.

•        Celularity’s experienced management team with deep expertise in cell therapy.    Celularity has a seasoned management team with experience in all aspects of cellular medicine. For over twenty years, the team has been at the vanguard of cellular medicine, and has collectively seen a number of programs, including one cell therapy, through FDA-approval to commercialization. Celularity is led by Robert J. Hariri, M.D., Ph.D., founder and Chief Executive Officer of Celularity, who founded Anthrogenesis in 1998 under the name LifeBank and which was later acquired by Celgene. Celularity has a proven and experienced team with deep expertise in cell therapy that is positioned to successfully lead New Celularity after the Business Combination.

•        Financial Condition.    The GX Board also considered factors such as Celularity’s business model, outlook, financial plan, and debt structure, as well as valuations and trading of comparable publicly traded companies.

•        Stockholder Liquidity.    The obligation in the Merger Agreement to have GX Class A Common Stock issued as merger consideration listed on Nasdaq, a major U.S. stock exchange, which the GX Board believes has the potential to offer GX Stockholders greater liquidity.

•        Lock-Up.    The Sponsor and certain current equityholders, officers and directors of Celularity have agreed to be subject to a one year lockup in respect of their GX Common Stock, in each case subject to certain customary exceptions, which will provide important stability to the leadership and governance of New Celularity.

•        Other Alternatives.    The GX Board believes, after a thorough review of other business combination opportunities reasonably available to GX, that the Business Combination represents the best initial business combination for GX and the most attractive opportunity for GX’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and GX Board’s belief that such process has not presented a better alternative.

•        Negotiated Transaction.    The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between GX and Celularity.

The GX Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation of GX.    The risks and costs to GX if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in GX being unable to effect a business combination by May 23, 2021 and force GX to liquidate.

•        Exclusivity.    The fact that the Merger Agreement includes an exclusivity provision that prohibits GX from soliciting or engaging in discussions regarding other business combination proposals, which restricts GX’s ability, so long as the Merger Agreement is in effect, to consider other potential business combinations.

•        COVID-19.    Uncertainties regarding the potential impacts and disruptions of the COVID-19 virus, including with respect to productivity, Celularity’s business and delays of clinical programs and timelines.

•        Stockholder Vote.    The risk that GX’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Redemption Risk.    The potential that a significant number of GX Stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Charter, which would potentially make the Business Combination more difficult or impossible to complete, and/or reduce the amount of cash available to New Celularity following the Closing.

•        Post-Business Combination Corporate Governance; Terms of the Registration Rights Agreement.    The GX Board considered the corporate governance provisions of the Merger Agreement, the Registration Rights Agreement and the material provisions of the Charter Proposals. In particular, they considered the nomination rights that certain stockholders would have in New Celularity, and that these rights are not generally available to Public Stockholders, including stockholders that may hold a large number of shares. See “Proposals Nos. 2-5 The Charter Proposals” and “— Certain Agreements Related to the Business Combination — Registration and Rights Agreement” for detailed discussions of the terms and conditions of these documents.

•        Closing conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within GX’s control, including approval by GX stockholders and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        GX Stockholders Receiving a Minority Position in Celularity.    The risk that GX Stockholders will hold a minority position in Celularity.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and expenses.    The fees and expenses associated with completing the Business Combination.

•        Other risks.    Various other risks associated with the Business Combination, the business of GX and the business of Celularity described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the GX Board also considered that certain of the officers and directors of GX may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of GX’s stockholders, including the matters described under the section entitled “Risk Factors” above and “— Interests of GX Directors and Officers in the Business Combination” below. However, the GX Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if Public Stockholders redeem a substantial portion of the Public Shares.

The GX Board concluded that the potential benefits that it expected GX and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the GX Board unanimously determined that the Merger Agreement and the Business Combination, were advisable, fair to, and in the best interests of, GX and its stockholders.

Interests of GX Directors and Officers in the Business Combination

When you consider the recommendation of the GX Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of GX’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain of GX’s directors and officers of an aggregate of 7,187,500 shares of GX Class B Common Stock and 7,000,000 Private Placement Warrants, which shares and warrants would become worthless if GX does not complete a business combination within the applicable time period, as our Sponsor, officers and directors have waived any redemption right with respect to these shares. The Sponsor paid an aggregate of $25,000 for its GX Class B Common Stock, and $7,000,000 for its Private Placement Warrants, and such shares and warrants have an aggregate market value of approximately $             million and $             million, respectively, based on the closing price of GX Class A Common Stock of $             on Nasdaq on             , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Cooper Road, LLC (an entity controlled by Jay R. Bloom) and Dean C. Kehler, are the managing members of the Sponsor, and as such Messrs. Bloom and Kehler have voting and investment discretion with respect to the GX Common Stock and GX Warrants held of record by the Sponsor;

•        the anticipated continuation of Messrs. Bloom and Kehler as directors of New Celularity;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Sponsor paid an aggregate of approximately $7,000,000 for its 7,000,000 Private Placement Warrants to purchase shares of GX Class A Common Stock and that such Private Placement Warrants will expire worthless if a business combination is not consummated by May 23, 2021;

•        that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the Sponsor and its permitted transferees;

•        the continued indemnification of current directors and officers of GX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence GX’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. GX’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to GX stockholders that they approve the Business Combination. GX stockholders should take these interests into account in deciding whether to approve the Business Combination.

Potential Actions to Secure GX’s Requisite Stockholder Approvals

In connection with the stockholder vote to approve the Business Combination, the Sponsor and GX’s board of directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of GX Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. None of the Sponsor or GX’s board of directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of GX Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or GX’s board of directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to GX for use in the Business Combination.

Regulatory Approvals Required for the Business Combination

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and related rules, certain transactions, including the Business Combination, may not be completed until notifications have been given and information is furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. Completion of the Business Combination is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. On January 25, 2021, GX and Celularity filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. GX and Celularity are not aware of any other regulatory approvals in the United States required for the consummation of the Business Combination.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors being appointed by Celularity, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

Sources and Uses of Funds

The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions of any Public Shares and approximately $291.8 million of cash remaining in our Trust Account:

Sources:		Uses:
($ in millions)
Proceeds from Trust Account	$292	Equity Consideration to Celularity stockholders	$1,250
Proceeds from PIPE Financing	$83	Cash to Celularity Balance Sheet	$325
GX Equity Consideration	$1,250	Estimated Total Fees and Expenses	$50
Total Sources	$1,625	Total Uses	$1,625

The following table summarizes the sources and uses for funding the Business Combination assuming that all 28,750,000 shares of GX Class A Common Stock are redeemed for an aggregate payment of approximately $291.8 million (based on the estimated per share redemption price of approximately $10.15 per share based on the fair value of marketable securities held in the Trust Account as of December 31, 2020 of approximately $291.8 million) from the Trust Account:

Sources:		Uses:
($ in millions)
Proceeds from Trust Account	$0	Equity Consideration to Celularity stockholders	$1,250
Proceeds from PIPE Financing	$83	Cash to Celularity Balance Sheet	$33
GX Equity Consideration	$1,250	Estimated Total Fees and Expenses	$50
Total Sources	$1,333	Total Uses	$1,333	*

____________

*        Figures have been rounded for ease of presentation and may not sum due to rounding.

All of the sources and uses above are for illustrative purposes only. Where actual amounts are not known or knowable, the figures above represent GX’s good faith estimate of such amounts.

Satisfaction of 80% Test

Nasdaq rules require that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account) at the time of signing a definitive agreement in connection with our initial business combination. The GX Board has determined that the fair market value of the Business Combination meets this test. In making such determination, the GX Board considered, among other factors, the implied valuation of Celularity based on the market valuation of comparable companies (as discussed in the section of this proxy statement/prospectus entitled “GX’s Board of Directors’ Reasons for the Approval of the Business Combination”) and the price per share of GX Class A Common Stock to be paid by PIPE Investors in the PIPE Financing. As a result, the GX Board concluded that the fair market value of Celularity was significantly in excess of 80% of the funds held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned).

Name; Headquarters of New Celularity

The name of the combined company after the Business Combination will be Celularity Inc., and our headquarters will be located at 170 Park Avenue, Florham Park, New Jersey 07932 and its telephone number will be (908) 768-2170.

Classified Board of New Celularity following the Business Combination

Upon the Closing, we anticipate that the New Celularity Board will consist of nine members, classified into three separate classes, with each class serving a three-year term; except with respect to the election of directors at the special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). All of our existing directors of GX, except for our Co-Chairmen Jay R. Bloom and Dean C. Kehler have informed us that they will resign from our board of directors upon Closing.

Our board of directors has nominated the following individuals for election at our special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal:

•        Class I Directors:             ,              and             ;

•        Class II Directors:             ,              and             ; and

•        Class III Directors:             ,              and             .

For additional details, see the sections of this proxy statement/prospectus entitled “Proposal No. 6 — The Election of Directors Proposal” and “Management After the Business Combination”.

Redemption Rights

Pursuant to our Existing Charter, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Existing Charter. For illustrative purposes, based on funds in the Trust Account as of December 31, 2020 of approximately $291.8 million, the estimated per share redemption price would have been approximately $10.15. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of our GX Class A Common Stock for cash and will no longer own shares of GX. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Each redemption of Public Shares by our Public Stockholders will decrease the amount in our Trust Account, which holds approximately $291.8 million on December 31, 2020 (net of taxes payable). See the section entitled “Special Meeting in Lieu of 2021 Annual Meeting of GX Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Appraisal Rights

There are no appraisal rights available to our stockholders or warrantholders in connection with the Business Combination.

Ownership of New Celularity After the Closing

It is anticipated that, upon the completion of the Business Combination, the ownership of New Celularity will be as follows:

	Assuming No Redemption		Assuming Maximum Redemption
	Number of shares of New Celularity Common Stock	%	Number of shares of New Celularity Common Stock	%
Current Celularity Stockholders	147,327,224	76.9%	147,327,224	90.5%
PIPE Investors	8,340,000	4.4%	8,340,000	5.1%
GX Public Common	28,750,000
GX Sponsor	7,187,500	18.8%	7,187,500	4.4%
Total	191,604,724	100%	162,854,724	100%

The numbers of shares of “New Celularity Common Stock Assuming No Redemption” set forth above assumes that no Public Stockholders elect to have their Public Shares redeemed, and the numbers of shares of “New Celularity Common Stock Assuming Maximum Redemption” set forth above assumes that 100% of the Public Shares (i.e., 28,750,000 shares) are redeemed. The numbers of shares and percentage interests set forth above are based on a number of additional assumptions, including that (i) there are no other equity issuances of New Celularity, (ii) Celularity Warrants are exercised for cash prior to or in connection with the Closing and (iii) the vesting and exercise of all Celularity Options for cash prior to or in connection with the Closing. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account potential future exercises of GX Warrants or grants or issuances pursuant to the incentive award plan established to be effective after the Closing.

For example, if we assume that all of the 14,375,000 Public Warrants and 7,000,000 Private Placement Warrants that will remain outstanding post-Business Combination were exercisable and exercised following completion of the Business Combination in accordance with their terms, then the anticipated ownership of New Celularity at the Closing would be as follows:

	Assuming No Redemption		Assuming Maximum Redemption
	Number of shares of New Celularity Common Stock	%	Number of shares of New Celularity Common Stock	%
Current Celularity Stockholders	147,327,224	76.9%	147,327,224	90.5%
PIPE Investors	8,340,000	4.4%	8,340,000	5.1%
Current GX Stockholders	35,937,500	18.8%	7,187,500	4.4%
Total	191,604,724	100%	162,854,724	100%

The numbers of shares of “New Celularity Common Stock Assuming No Redemption” set forth above assumes that no Public Stockholders elect to have their Public Shares redeemed, and the numbers of shares of “New Celularity Common Stock Assuming Maximum Redemption” set forth above assumes that 100% of the Public Shares (i.e., 28,750,000 shares) are redeemed. The numbers of shares and percentage interests set forth above are based on a number of additional assumptions, including that (i) there are no other equity issuances of New Celularity, (ii) Celularity Warrants are exercised for cash prior to or in connection with the Closing and (iii) the vesting and exercise of all Celularity Options for cash prior to or in connection with the Closing. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account potential future exercises of GX Warrants or grants or issuances pursuant to the incentive award plan established to be effective after the Closing.

Vote Required for Approval

The Business Combination Proposal is conditioned on the approval of the Nasdaq Proposal at the special meeting.

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) requires the affirmative vote “FOR” (in person online or by proxy) of holders of a majority of the outstanding shares of GX Common Stock entitled to vote and voted thereon at the special meeting. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT AND PLAN OF REORGANIZATION

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about GX, First Merger Sub, Second Merger Sub or Celularity. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Mergers (as defined below) and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that GX, First Merger Sub and Second Merger Sub, on the one hand, and Celularity, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While GX and Celularity do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about GX or Celularity, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between GX, First Merger Sub, Second Merger Sub and Celularity, and are modified by the disclosure schedules.

General; Structure of the Mergers

On January 8, 2021, GX, First Merger Sub, Second Merger Sub and Celularity entered into the Merger Agreement, pursuant to which: (a) First Merger Sub will merge with and into Celularity (the “First Merger”), with Celularity surviving the First Merger as a wholly owned subsidiary of GX (Celularity, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately after the Effective Time and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”).

The First Merger is to become effective by the filing of a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in the First Certificate of Merger (such time, the “Effective Time”) except, if the closing of the First Merger (the “Closing”) has not occurred on or prior to February 16, 2021, then subject to the satisfaction or, if permissible, waiver of the conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing will remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), then the First Merger will not be consummated by the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware until the date that is the third business day following delivery of the 2020 PCAOB Audited Financials (as defined below). The parties will hold the Closing immediately prior to such filing of the First Certificate of Merger as promptly as practicable, but in no event later than three business days, after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing will remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or on such other date, time or place as GX and Celularity may mutually agree.

The Second Merger is to become effective by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware immediately after the Effective Time, and will be effective immediately upon such filings or such later time as may be agreed by the parties and specified in such filings (such time, the “Second Effective Time”).

Conversion of Securities

Immediately prior to the Effective Time, Celularity will cause each share of Celularity Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Celularity Common Stock at the then-effective conversion rate as calculated pursuant to the Amended and Restated Certificate of Incorporation of Celularity, dated March 16, 2020, as may be amended, restated or otherwise modified from time to time (the “Celularity Charter”). All of the shares of Celularity Preferred Stock converted into shares of Celularity Common Stock will no longer be outstanding and will cease to exist, and each holder of shares of Celularity Preferred Stock will thereafter cease to have any rights with respect to such securities.

At the Effective Time, by virtue of the First Merger and without any action on the part of GX, First Merger Sub, Celularity or the holders of any of the following securities:

(a)     each share of Celularity Common Stock (including shares of Celularity Common Stock resulting from the conversion of shares of Celularity Preferred Stock described above) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of GX Class A Common Stock equal to the Exchange Ratio (as defined below) (the “Per Share Merger Consideration”);

(b)    each share of Celularity Capital Stock held in the treasury of Celularity will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(c)     each share of First Merger Sub common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(d)    each Celularity Warrant (as to which no notice of exercise has been delivered to Celularity prior to the Closing) that is outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time), will, to the extent consistent with the terms of such Celularity Warrant, represent the right to purchase shares of GX Class A Common Stock (and not Celularity Capital Stock) (each, a “Converted Warrant”) on the same terms and conditions (including exercisability terms) as were applicable to such Celularity Warrant immediately prior to the Effective Time, except that (A) each Converted Warrant will be exercisable for that number of shares of GX Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Celularity Common Stock that would be issuable upon the exercise of a Celularity Warrant for cash and assuming the conversion of the Series B Preferrend Stock underlying such outstanding Celularity Warrant into Celularity Common Stock (the “Celularity Warrant Shares”) subject to the Celularity Warrant immediately prior to the Effective Time and (2) the Exchange Ratio (as defined below); and (B) the per share exercise price for each share of GX Class A Common Stock issuable upon exercise of the Converted Warrant will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the per share exercise price for each share of Series B Preferred Stock issuable upon exercise of such Celularity Warrant immediately prior to the Effective Time by (2) the Exchange Ratio (as defined below); and

(e)     each Celularity Option that is outstanding immediately prior to the Effective Time will be assumed by GX and converted into an option to purchase shares of GX Class A Common Stock (each, a “Converted Option”), except that the assumption and conversion of any such Celularity Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Celularity Option immediately before the Effective Time, except that (x) each Celularity Option will be exercisable for that number of shares of GX Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Celularity Common Stock subject to the Celularity Option immediately before the Effective Time and (2) the Exchange Ratio (as defined below); and (y) the per share exercise price for each share of GX Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Celularity Common Stock of such Celularity Option immediately before the Effective Time by (2) the

Exchange Ratio (as defined below); except that the exercise price and the number of shares of GX Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(f)     “Celularity Reference Share Value” means a dollar amount equal to (i) the sum of (a) $1,250,000,000 plus (b) the aggregate dollar amount payable to Celularity upon the exercise of all Celularity Options and Celularity Warrants (as to which no notice of exercise has been delivered to Celularity prior to the Closing) that are outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time), calculated by adding the sum of all exercise prices under such Celularity Options and Celularity Warrants (the “Aggregate Exercise Price”) divided by (ii) the number of Fully Diluted Celularity Shares.

(g)    “Exchange Ratio” means the quotient obtained by dividing (i) the Celularity Reference Share Value, by (ii) a dollar amount equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing Date, including interest earned on the funds held in the Trust Account and not previously released to GX to pay its taxes by (b) the shares of GX Class A Common Stock issued and sold as part of GX Units in the IPO contemplated by the prospectus that remain outstanding as of two business days prior to the Closing Date.

(h)    “Fully Diluted Celularity Shares” means, as of the Effective Time, a number of shares of Celularity Common Stock determined as follows without duplication, and expressed in each case on a fully diluted and as-converted to Celularity Common Stock basis: (i) the number of shares of Celularity Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Celularity Common Stock issuable in respect of all unexpired, issued and outstanding Celularity Options, (iii) the number of shares of Celularity Common Stock issuable upon the conversion of the Celularity Preferred Stock pursuant to the Merger Agreement (including in respect of any Celularity Warrant Shares issued upon the exercise of a Celularity Warrant prior to or in connection with the Closing) and (iv) the Celularity Warrant Shares to the extent the related Celularity Warrant remains outstanding immediately prior to the Effective Time and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time.

Prior to the Effective Time and subject to the prior reasonable review and approval of GX (which approval will not be unreasonably withheld, delayed, or conditioned), Celularity will take all actions reasonably necessary to effect the transactions described above in a manner consistent with the Celularity Charter, Celularity’s bylaws, the Celularity Warrants and Celularity Option Plan and any contract applicable to any shares of Celularity Preferred Stock, Celularity Warrants or Celularity Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to GX that all necessary determinations by the Celularity Board or applicable committee of the Celularity Board to assume and convert Celularity Options in accordance with the Merger Agreement have been made, and to ensure that no Converted Option may be exercised prior to the effective date of a registration statement on Form S-8 or other applicable form of GX.

At the Second Effective Time, by virtue of the Second Merger and without any action on the part of GX, Surviving Corporation, Second Merger Sub or the holders of any securities of GX or the Surviving Corporation or the Second Merger Sub: (x) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will be canceled and will cease to exist without any conversion thereof or payment therefor; and (y) each membership interest in Second Merger Sub issued and outstanding immediately prior to the Second Effective Time will be converted into and become one validly issued, fully paid and non-assessable membership interest in the Surviving Entity, which will constitute the only outstanding equity of the Surviving Entity. From and after the Second Effective Time, all certificates, if any, representing membership interests in Second Merger Sub will be deemed for all purposes to represent the number of membership interests of the Surviving Entity which they were converted in accordance with the immediately preceding sentence.

Payment of Expenses

No sooner than five nor later than two business days prior to the Closing Date, Celularity will provide to GX a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of Celularity in connection with the preparation, negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the business day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to Celularity incurred in connection with the transactions contemplated by the Merger Agreement and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisor and other service providers engaged by Celularity in connection with the transactions contemplated by the Merger Agreement (collectively, the “Outstanding Celularity Transaction Expenses”). The Outstanding Celularity Transaction Expenses will not include any fees and expenses of Celularity’s stockholders.

No sooner than five nor later than two business days prior to the Closing Date, GX will provide to Celularity a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of GX, First Merger Sub, or Second Merger Sub for (i) outside counsel to GX in connection with the transactions contemplated by the Merger Agreement, (ii) agents, advisors, consultants, experts, financial advisors (including any placement agent) and other service providers engaged by or on behalf of GX, First Merger Sub or Second Merger Sub in connection with the transactions contemplated by the Merger Agreement or otherwise in connection with GX’s operations (together with written invoices and wire transfer instructions for the payment thereof), (iii) any amounts due to the underwriter of GX’s IPO, (iv) any loans owed by GX for amounts borrowed from its directors, officers or stockholders (including the Sponsor) and (v) fees relating to all SEC and other regulatory filings (including those incurred in connection with this proxy statement/prospectus and the filing fee for the Notification and Report Forms filed under the HSR Act), in the case of the foregoing clauses (ii), (iii) and (iv), not to exceed certain maximum amounts (collectively, the “Outstanding GX Transaction Expenses” and together with the Outstanding Celularity Transaction Expenses, the “Outstanding Transaction Expenses”). The Outstanding GX Transaction Expenses will not include any transaction, monitoring, management or other similar fees payable by GX to the Sponsor or its affiliates. On the Closing Date, GX will pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Transaction Expenses.

All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Mergers or any other transaction is consummated, except as set forth above and that Celularity and GX will each pay one-half of the fees relating to all SEC and other regulatory filing fees (including those incurred in connection with this proxy statement/prospectus and the filing fee for the Notification and Report Forms filed under the HSR Act).

Representations, Warranties and Covenants

Representations and Warranties

The Merger Agreement contains customary representations, warranties and covenants of (a) Celularity and (b) GX, First Merger Sub and Second Merger Sub, in each case relating to, among other things, their ability to enter into the Merger Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement.

The Merger Agreement contains representations and warranties made by Celularity to GX, First Merger Sub and Second Merger Sub relating to a number of matters, including the following:

•        organization and qualification to do business, subsidiaries;

•        organizational documents;

•        capitalization;

•        authority to enter into the Merger Agreement and each ancillary agreement to which it is a party;

•        no conflicts and required filings and consents;

•        permits and compliance;

•        financial statements;

•        absence of certain changes or events;

•        absence of litigation;

•        employee benefit plans;

•        labor and employment matters;

•        real property and title to assets;

•        intellectual property;

•        taxes;

•        environmental matters;

•        material contracts;

•        insurance;

•        approval of the Celularity Board and Celularity stockholder vote required;

•        certain business practices;

•        interested party transactions;

•        the Exchange Act;

•        brokers; and

•        exclusivity of the representations and warranties made by Celularity.

The Merger Agreement contains representations and warranties made by GX, First Merger Sub and Second Merger Sub to Celularity relating to a number of matters, including the following:

•        corporate organization;

•        respective organizational documents;

•        capitalization;

•        authority to enter into the Merger Agreement and each ancillary agreement to which they are a party;

•        no conflicts and required filings and consents;

•        compliance;

•        SEC filings, financial statements and Sarbanes-Oxley Act;

•        absence of certain changes or events;

•        absence of litigation;

•        approval of the GX Board and GX stockholder vote required;

•        no prior operations of First Merger Sub and Second Merger Sub;

•        brokers;

•        the Trust Account;

•        employees;

•        taxes;

•        registration and listing of GX Class A Common Stock, GX Warrants and GX Units;

•        private placements and subscription agreements; and

•        investigation and reliance.

Conduct of Business Pending the Merger

Celularity has agreed that, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, subject to specified exceptions, unless GX otherwise consents in writing (which consent shall not be unreasonably conditioned, withheld or delayed), it will conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course of business and use its commercially reasonable efforts to preserve substantially intact the business organization of Celularity and its subsidiaries, to keep available the services of the current officers and key employees and to preserve the current relationships of Celularity and its subsidiaries with customers, suppliers and other persons with which Celularity or any of its subsidiaries has significant business relations.

In addition to the general covenants above, Celularity has agreed that between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, subject to specified exceptions, it will not, and will cause its subsidiaries not to, directly or indirectly, without the written consent of GX (which may not be unreasonably conditioned, withheld or delayed):

•        amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

•        issue, sell, pledge, dispose of, grant or encumber or subject to any lien, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or otherwise amend any terms of, (A) any shares of any class of capital stock of Celularity or its subsidiaries, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Celularity or its subsidiaries, except that the exercise or settlement of any Celularity Options in the ordinary course of business or certain other option grants will not require the consent of GX; or (B) any material assets of Celularity or its subsidiaries;

•        adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Celularity or its subsidiaries (other than the Mergers), acquire any equity interest or other interest in any other entity or enter into a joint venture, partnership, business association or other similar arrangement with any other entity;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

•        (a) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof; or (b) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets, in excess of $1,000,000 in the aggregate;

•        (a) except as provided for through the employment offer letters to become effective at the Closing that have been accepted and executed by certain key employees of Celularity (the “New Employment Agreements” and such key employees, the “Key Employees”), grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee (including any Key Employee) or service provider of Celularity or any of its subsidiaries, in any such case in excess of $250,000, (b) except through or in connection with the New Employment Agreements, enter into any new, or terminate or amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee (including any Key Employee) or service provider, (c) except as provided for through the New Employment Agreements, accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee (including any Key Employee) or service provider, (d) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, (e) hire any new employee whose individual base compensation will exceed $250,000, except that such new employee receives compensation and benefits that are no more favorable than those provided to similarly situated employees of Celularity or its subsidiaries, (f) terminate the employment (other than for cause) of any director, officer, employee (including any Key Employee) or service provider whose individual base compensation exceeds $250,000, except that Celularity may (1) provide increases in salary, wages, bonuses or benefits to employees as required under the terms of certain employee benefit plans (each, a “Plan”) in existence as of the date of the Merger Agreement or, for employees (other than Key Employees) whose base compensation is less than $250,000, in the ordinary course of business consistent with past practice, (2) change the title of its employees (other than Key Employees) in the ordinary course of business and (3) make annual or quarterly bonus or commission payments in the ordinary course of business consistent with past practice and in accordance with the bonus or commission plans existing on the date of the Merger Agreement;

•        other than as required by law or pursuant to the terms of a Plan entered into prior to the date of the Merger Agreement and subject to certain other exceptions or as provided for through the New Employment Agreements, grant any severance or termination pay to (A) any Key Employee or any director or officer of Celularity or its subsidiaries or (B) other than in the ordinary course of business consistent with past practice, any other current employee of Celularity or its subsidiaries;

•        adopt, amend or terminate any material Plan or any Employee Benefit Plan (as defined in the Merger Agreement) that would be a Plan if in effect as of the date of the Merger Agreement except as may be required by applicable law, is required in order to consummate the Business Combination, or health and welfare plan renewals in the ordinary course of business consistent with past practice (except that such renewals do not materially increase the cost to Celularity or its subsidiaries of providing such benefits);

•        waive the restrictive covenant obligations of any employee of Celularity or its subsidiaries;

•        materially amend or change any of Celularity’s or any of its subsidiaries’ accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as may be required by a change in GAAP;

•        make, change or revoke any material tax election, amend a material tax return, settle or compromise any material United States federal, state, local or non-United States income tax liability, adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes, or enter into any closing agreement or tax sharing or similar agreement in respect of material taxes;

•        materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Celularity’s or any of its subsidiaries’ material rights thereunder, in each case in a manner that is adverse to Celularity or any of its subsidiaries, taken as a whole, except in the ordinary course of business;

•        fail to use reasonable efforts to prosecute, protect, enforce and maintain, material Intellectual Property (as defined in the Merger Agreement) rights (a) owned or purported to be owned by Celularity or any of its subsidiaries and (b) owned or purported to be owned by a third party and licensed to Celularity or any of its subsidiaries or that Celularity or any of its subsidiaries otherwise has a right to use (all such Intellectual Property, the “Celularity IP”);

•        (x) acquire, license, sublicense, waive, covenant not to assert, pledge, sell, transfer, assign or otherwise dispose of, divest or spin-off, any material item of Celularity IP or other Intellectual Property used or held for use in the business of Celularity and its subsidiaries, (y) abandon, relinquish, permit to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in, each and every material item of Celularity IP or other Intellectual Property used or held for use in the business of Celularity and its subsidiaries or (z) disclose or otherwise make available to any person who is not subject to a written agreement to maintain the confidentiality of such trade secrets any material Trade Secret (as defined in the Merger Agreement) included in the Celularity IP or other Intellectual Property used or held for use in the business of Celularity and its subsidiaries;

•        waive, release, assign, settle or compromise any litigation, suit, claim, action, proceeding, audit or investigation by or before any governmental authority, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $200,000 individually or $500,000 in the aggregate; or

•        enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

GX has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time, subject to certain specified exceptions, unless Celularity otherwise consents in writing (which may not be unreasonably withheld, delayed or conditioned) the business of GX, First Merger Sub and Second Merger Sub will be conducted in the ordinary course of business and in a manner consistent with past practice. In addition, GX, First Merger Sub and Second Merger Sub have agreed that between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, subject to specified exceptions, they will not, directly or indirectly, without the prior written consent of Celularity (which may not be unreasonably withheld, conditioned or delayed):

•        amend or otherwise change the organizational documents of GX, First Merger Sub, or Second Merger Sub, or form any subsidiary of GX other than First Merger Sub and Second Merger Sub;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the trust fund established by GX for the benefit of its Public Stockholders (the “Trust Fund”) that are required pursuant to the Existing Charter and our bylaws;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the GX Common Stock or GX Warrants except for redemptions from the Trust Fund that are required pursuant to the GX organizational documents;

•        issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of GX, First Merger Sub, or Second Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of GX, First Merger Sub, or Second Merger Sub, except in connection with conversion of the shares of the GX Class B Common Stock pursuant to the GX organizational documents;

•        acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

•        incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of GX, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business or to borrow money from GX’s directors, officers or stockholders (including the Sponsor) in an amount not to exceed $2,000,000 in the aggregate;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date of the Merger Agreement, as agreed to by its independent accountants;

•        make, change or revoke any material tax election, amend a material tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability, adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes, or enter into any closing agreement or tax sharing or similar agreement in respect of material taxes;

•        liquidate, dissolve, reorganize or otherwise wind up the business and operations of GX, First Merger Sub, or Second Merger Sub;

•        amend the Trust Agreement, or any other agreement related to the Trust Account; or

•        enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

None of the above restrictions on GX, First Merger Sub and Second Merger Sub will prohibit or restrict GX from extending, in accordance with its organizational documents and the final prospectus of GX, dated May 20, 2019 and filed with the SEC (File No. 333-231074) on May 21, 2019, the deadline by which it must complete the Business Combination, and no consent of Celularity will be required in connection therewith; except that GX will provide to Celularity drafts of all material documents related to such an extension, and shall consider in good faith all reasonable comments to such documents provided by Celularity.

Additional Agreements

PCAOB Audited Financials; Unaudited Interim Financials

Celularity has agreed to use its reasonable best efforts to deliver true and complete copies of: (a) (x) the audited consolidated balance sheet of Celularity and its consolidated subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of income, changes in stockholder equity and cash flows of Celularity and its consolidated subsidiaries for such years, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (the “Annual PCAOB Audited Financials”) and (y) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in stockholder equity, and cash flows, of Celularity and its consolidated subsidiaries as at and for the nine months ended September 30, 2020 and September 30, 2019, in each case, prepared in accordance with GAAP and Regulation S-X (the “Q3 Unaudited Interim Financial Statements”), in each case, not later than ten days from the date of the Merger Agreement, (b) if the Closing has not occurred by February 16, 2021, the audited consolidated balance sheet of Celularity and its consolidated subsidiaries as of December 31, 2020, and the related audited consolidated statements of income, changes in stockholder equity, and cash flows of Celularity and its consolidated subsidiaries for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (the “2020 PCAOB Audited Financials” and, together with the Annual PCAOB Audited Financials, the “PCAOB Audited Financials”) not later than March 8, 2021 and (c) if the Closing has not occurred by May 14, 2021, the unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in stockholder equity, and cash flows, of Celularity and its consolidated subsidiaries as at and for the three-months ended March 31, 2021 and March 31, 2020, in each case, prepared in accordance with GAAP and Regulation S-X (the “Q1 Unaudited Interim Financial Statements” and, together with the Q3 Unaudited Interim Financial Statements, the “Unaudited Interim Financials”) not later than May 31, 2021; except that if Celularity fails to deliver the PCAOB Audited Financials and the Unaudited Interim Financials by the applicable deadlines specified in the foregoing clauses (a), (b) and (c), Celularity will not be in breach of the Merger Agreement (and GX may not terminate the Merger Agreement solely because of such failure to deliver such financial statements by the applicable deadlines) if, at the time such financial statements were otherwise required to be delivered, Celularity is exercising its reasonable best efforts in good faith to deliver the applicable financial statements, unless such failure to deliver is not cured by Celularity within a reasonable amount of time mutually agreed by GX and Celularity acting in good faith and taking into account the reason for such failure to deliver.

Proxy Statement; Registration Statement; Consent Solicitation

As promptly as practicable after the date of the Merger Agreement and GX’s receipt of the Annual PCAOB Audited Financials and the Q3 Unaudited Interim Financials, GX (with the assistance and cooperation of Celularity as reasonably requested by GX) agreed to prepare and file with the SEC this proxy statement/prospectus to be sent to the stockholders of GX as a proxy statement, with respect to GX’s stockholders, in which GX will solicit proxies from GX’s stockholders to vote at the GX special meeting for the purpose of voting on the GX Proposals.

As promptly as practicable after the initial filing of the registration statement, Celularity (with the assistance and cooperation of GX as reasonably requested by Celularity) will prepare an information statement relating to the action to be taken by stockholders of Celularity pursuant to the Written Consent or by vote at a Celularity Stockholders Meeting (the “Consent Solicitation Statement”). As promptly as practicable after the date on which this proxy statement/prospectus becomes effective, Celularity will deliver the Consent Solicitation Statement to its stockholders.

GX Stockholders’ Meeting; First Merger Sub Stockholder’s Approval and Second Merger Sub Stockholder’s Approval; Celularity Stockholders’ Requisite Approval

GX has agreed to call and hold the special meeting of GX’s stockholders called for the purpose of voting on the GX Proposals (the “GX Stockholders’ Meeting”) as promptly as practicable after the date on which this proxy statement/prospectus becomes effective (but in any event no later than 30 days after the date on which this proxy statement/prospectus is mailed to the stockholders of GX) for the purpose of voting solely upon the GX Proposals. GX may postpone or adjourn the GX Stockholders’ Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the GX Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the GX Proposals or otherwise take actions consistent with GX’s obligations pursuant to the Merger Agreement. GX has agreed to use its reasonable best efforts to obtain the approval of the GX Proposals at the GX Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the GX Proposals. GX has agreed, through the GX Board, to recommend to its stockholders that they approve the GX Proposals contained in this proxy statement/prospectus (the “GX Board Recommendation”) and to include the GX Board Recommendation in this proxy statement/prospectus. The GX Board has agreed not to (and no committee or subgroup thereof will) (a) change, withdraw, withhold, qualify or modify the GX Board Recommendation, (b) publicly propose to change, withdraw, withhold, qualify or modify the GX Board Recommendation or (c) fail to include the GX Board Recommendation in this proxy statement/prospectus.

Celularity has agreed to solicit the irrevocable unanimous written consent, in form and substance reasonably acceptable to GX, of holders of the Requisite Approval (as defined below) in favor of the approval and adoption of the Merger Agreement and the Mergers and all other transactions contemplated by the Merger Agreement (the “Written Consent”) as soon as reasonably practicable after this proxy statement/prospectus becomes effective, and in any event within 72 hours after it becomes effective. In the event Celularity determines it is not able to obtain the Written Consent within such 72 hour period, Celularity has agreed to promptly call and hold a meeting of holders of Celularity capital stock for the purpose of voting solely upon the adoption of the Merger Agreement and the approval of the Mergers and the Business Combination (the “Celularity Stockholders Meeting”) as soon as reasonably practicable after this proxy statement/prospectus becomes effective, and in any event within 20 days after it becomes effective. Celularity has agreed, through the Celularity Board, to recommend to its stockholders that they approve the Merger Agreement and the Mergers (the “Celularity Board Recommendation”).

“Requisite Approval” means the affirmative vote of (i) the holders of at least a majority of the shares of outstanding Celularity Common Stock and Celularity Preferred Stock (on an as-converted basis) and (ii) the holders of at least a majority of the shares of outstanding Celularity Preferred Stock (on an as-converted basis), in each case voting together as a single class. The Requisite Approval of the stockholders of Celularity, whether obtained by the Written Consent or at the Celularity Stockholders Meeting, is hereinafter referred to as the “Celularity Stockholder Approval.”

Celularity has agreed to use its reasonable best efforts to obtain the Celularity Stockholder Approval at the Celularity Stockholders Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Celularity Board Recommendation. The Celularity Board has agreed not to (and no committee or subgroup thereof will) (a) change, withdraw, withhold, qualify or modify or publicly propose to change, withdraw, withhold, qualify or modify, the Celularity Board Recommendation, (b) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal or (c) fail to include the Celularity Board Recommendation in the Consent Solicitation Statement

Non-Solicitation; Exclusivity

From the date of the Merger Agreement until the Effective Time or, if earlier, the valid termination of the Merger Agreement, each of Celularity and GX will not, and will cause their respective subsidiaries not to, and will use their reasonable best efforts to cause its and their respective representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any (x) with respect to Celularity, Acquisition Proposal (as defined below) or (y) with respect to GX, any Business Combination between GX and another party other than the Transactions (an “Alternative Business Combination Proposal”), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, business, assets, books, records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal or Alternative Business Combination Proposal, as applicable, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or Alternative Business Combination Proposal, as applicable, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or Alternative Business Combination Proposal, as applicable, or (v) propose, resolve or agree to do, or do, any of the foregoing.

“Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than GX, First Merger Sub, Second Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Celularity and its subsidiaries, taken as a whole, (b) any direct or indirect acquisition of 15% or more of the consolidated assets of Celularity and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Celularity Board), including through the acquisition of one or more of Celularity’s subsidiaries owning such assets, (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of Celularity, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the total voting power of the equity securities of Celularity, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Celularity (or any of Celularity’s subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Celularity and its subsidiaries, taken as a whole) or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of Celularity.

Celularity has agreed that immediately following the execution of the Merger Agreement it would, and would cause each of its subsidiaries and would use its reasonable best efforts to cause its and their representatives to, cease any solicitations, discussions or negotiations with any person (other than the parties to the Merger Agreement and their respective representatives) conducted in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Celularity has agreed that within three business days of the execution of the Merger Agreement, it would request each person (other than the parties hereto and their respective representatives) that has prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal (and with whom Celularity has had contact in the 12 months prior to the date of the Merger Agreement regarding an Acquisition Proposal) to return or destroy all confidential information furnished to such person by or on behalf of it or any of its subsidiaries prior to the date of the Merger Agreement and terminate access to any physical or electronic data room maintained by or on behalf of Celularity or any of its subsidiaries.

GX has agreed that it will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, an Alternative Business Combination Proposal.

If either Celularity or GX or any of its or their respective subsidiaries or representatives receives any inquiry or proposal with respect to an Acquisition Proposal or an Alternative Business Combination Proposal, respectively, then such party has agreed to promptly (and in no event later than 24 hours after such party becomes aware of such inquiry or proposal) notify such person in writing that it is subject to the non-solicitation and exclusivity obligations in the Merger Agreement with respect to the Business Combination that prohibits it from considering such inquiry or proposal.

Stock Exchange Listing

GX will use its reasonable best efforts to cause the shares of GX Class A Common Stock to be issued in connection with the Business Combination to be approved for listing on the Nasdaq Capital Market at the Closing. During the period from the date of the Merger Agreement until the Closing, GX will use its reasonable best efforts to keep the GX Units, the GX Class A Common Stock and the GX Warrants listed for trading on the Nasdaq Capital Market.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•        amending the Celularity Charter;

•        Celularity and GX providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•        the election to the GX Board of the individuals and in the classes designated by GX and Celularity in the Merger Agreement;

•        certain employee benefit matters;

•        director and officer indemnification;

•        prompt notification of certain matters;

•        Celularity and GX using reasonable best efforts to consummate the Business Combination;

•        public announcement relating the Business Combination;

•        agreement relating to the intended tax treatment of the Business Combination;

•        cooperation regarding any filings required under the HSR Act;

•        GX making disbursements from the Trust Account;

•        the adoption of the equity incentive plan and the employee stock purchase plan prior to the Closing;

•        termination of Celularity’s existing Amended and Restated Voting Agreement, dated as of March 16, 2020;

•        termination of any related party agreements between Celularity and any of its directors, officers or holder of more than 10% of its capital stock (assuming the full conversion or exercise of all securities held by such person), or any immediate family member of any of the foregoing (whether directly or indirectly through an affiliate of such person) , subject to certain specified exceptions;

•        termination of all outstanding rights to acquire equity of Celularity prior to the Closing, other than in respect of (a) the rights of certain former stockholders of CariCord Inc. (“Caricord”) to receive shares of Celularity pursuant to the terms of the Agreement and Plan of Merger (the “Caricord Agreement”), dated August 22, 2018, by and among Celularity, Caricord, CC Subsidiary, Inc. and Gregory L. Andrews; (b) the Celularity Warrants and (c) the Celularity Options;

•        Celularity’s entry into an agreement with University License Equity Holdings, Inc. to cancel certain phantom shares; and

•        Celularity’s entry into an amendment to each of (a) the Contingent Value Rights Contingent Value Rights Agreement (the “Celgene CVR Agreement”), dated August 15, 2017, by and between Celgene Corporation (“Celgene”) and Celularity and (b) the Investment Rights Agreement, dated August 15, 2017, by and between Celgene and Celularity, providing that (x) the rights to contingent cash payments set forth in the Celgene CVR Agreement will become separated from the shares of Series X Preferred Stock upon the Effective Time and thereafter may be sold, assigned, transferred or disposed of by the holder thereof and (y) the termination of certain rights of Celgene in respect of the governance and ownership of Celularity.

Conditions to Closing; Termination

Conditions to Closing

Mutual

The obligations of Celularity, GX, First Merger Sub and Second Merger Sub to consummate the Business Combination, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)     Celularity Stockholder Approval will have been obtained;

(b)    the GX Proposals will have been approved and adopted by the requisite affirmative vote of the stockholders of GX in accordance with this proxy statement/prospectus, applicable laws, GX’s organizational documents and the rules and regulations of the Nasdaq Capital Market;

(c)     no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibits the Business Combination;

(d)    all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act will have expired or been terminated;

(e)     certain consents, approvals and authorizations will have been obtained from and made with all applicable governmental authorities;

(f)     the registration statement, of which this proxy statement/prospectus forms a part, will have been declared effective under the Securities Act; no stop order suspending the effectiveness of such registration statement will be in effect; and no proceedings for purposes of suspending the effectiveness of such registration statement will have been initiated or be threatened by the SEC;

(g)    the shares of GX Class A Common Stock will be listed on the Nasdaq Capital Market as of the date the Closing occurs (the “Closing Date”); and

(h)    GX will have at least $5,000,001 of net tangible assets following the exercise of the redemption rights provided for in the Existing Certificate in accordance with the GX organizational documents.

GX, First Merger Sub and Second Merger Sub

The obligations of GX, First Merger Sub and Second Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)     the representations and warranties of Celularity contained in (i) the sections of the Merger Agreement titled (A) Organization and Qualification; Subsidiaries, (B) Capitalization (other than clauses (a), (b), (c) and (h) thereof), (C) Authority Relative to the Merger Agreement and (D) Brokers will each be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (without giving effect to any limitation as to “materiality” or “Celularity Material Adverse Effect” (as defined in the Merger Agreement), or any similar limitation set forth therein), except to the extent of any changes that reflect actions permitted in accordance with the interim operating covenants of Celularity and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date; (ii) clause (c) of the section of the Merger Agreement titled Absence of Certain Changes or Events will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date; (iii) clauses (a), (b), (c) and (h) of the section of the Merger Agreement titled Capitalization will be true and correct in all respects except for de minimis inaccuracies as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (except to the extent of any changes that reflect actions permitted by the interim operating covenants of Celularity and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation or warranty will be true and correct as of such specified date); and (iv) all other representations and warranties of Celularity contained in the Merger Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Celularity Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date of the Merger Agreement and as of the Closing Date, as though made on and as of the Closing Date, except (x) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (y) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Celularity Material Adverse Effect;

(b)    Celularity will have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)     Celularity will have delivered to GX a customary officer’s certificate, dated as of the Closing Date, certifying as to the satisfaction of certain conditions;

(d)    no Celularity Material Adverse Effect will have occurred between the date of the Merger Agreement and the Closing Date;

(e)     other than those persons identified as continuing directors in the Merger Agreement, all members of the Celularity Board and its subsidiaries, as required pursuant to the Merger Agreement, will have executed written resignations effective as of the Effective Time;

(f)     all parties to the Registration Rights Agreement (other than GX) will have delivered, or cause to be delivered, to GX copies of the Registration Rights Agreement duly executed by all such parties;

(g)    certain stockholders of Celularity will have delivered, or caused to be delivered, to GX duly executed copies of the Lock-Up Agreements;

(h)    Celularity will have delivered to GX (i) the Annual PCAOB Audited Financials and the Q3 Unaudited Interim Financial Statements, (ii) if the Closing has not occurred by February 16, 2021, the 2020 PCAOB Audited Financials and (iii) if the Closing has not occurred by May 14, 2021, the Q1 Unaudited Interim Financial Statements; and

(i)     Celularity will have delivered to GX a properly executed certification, dated as of the Closing Date, that shares of Celularity are not “U.S. real property interests” within the meaning of Section 897 of the Code, in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with an executed notice to the IRS (which will be filed by GX with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; and if Celularity fails to deliver such certificate and notice, this condition will nevertheless be deemed satisfied and GX, First Merger Sub and Second Merger Sub, as applicable, will be entitled to withhold from the Per Share Merger Consideration as required by Section 1445 of the Code.

Celularity

The obligations of Celularity to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)     the representations and warranties of GX, First Merger Sub and Second Merger Sub contained in (i) the sections titled (A) Corporate Organization (B) Capitalization (other than clauses (a) and (e) thereof), (C) Authority Relative to the Merger Agreement, (D) Brokers and (E) Private Placements; Subscription Agreements in the Merger Agreement will each be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (without giving effect to any limitation as to “materiality” or “GX Material Adverse Effect” or any similar limitation set forth therein), except to the extent of any changes that reflect actions permitted in accordance with the interim operating covenants of GX, First Merger Sub and Second Merger Sub and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date; (ii) clause (b) of the section of the Merger Agreement titled Absence of Certain Changes or Events will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date; (iii) clauses (a) and (e) of the section of the Merger Agreement titled Capitalization will be true and correct in all respects except for de minimis inaccuracies as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (except to the extent of any changes that reflect actions permitted by the interim operating covenants of GX, First Merger Sub and Second Merger Sub and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation or warranty will be true and correct as of such specified date); and (iv) all other representations and warranties of GX and First Merger Sub contained in the Merger Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “GX Material Adverse Effect” (as defined in the Merger Agreement) or any similar limitation set forth therein) in all respects as of the date of the Merger Agreement and as of the Closing Date, as though made on and as of such date, except (x) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (y) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a GX Material Adverse Effect;

(b)    GX, First Merger Sub and Second Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)     GX will have delivered to Celularity a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions;

(d)    no GX Material Adverse Effect will have occurred between the date of the Merger Agreement and the Closing Date;

(e)     a supplemental listing will have been filed with the Nasdaq Capital Market as of the Closing Date to list the shares constituting the aggregate Per Share Merger Consideration;

(f)     GX will have delivered a copy of the Registration Rights Agreement duly executed by GX; and

(g)    other than those persons identified as continuing directors in the Merger Agreement, all members of the GX Board, as required pursuant to the Merger Agreement, will have executed written resignations effective as of the Effective Time.

Termination

The Merger Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Business Combination by the stockholders of Celularity or the stockholders of GX, respectively, as follows:

(a)     by mutual written consent of GX and Celularity;

(b)    by written notice from GX or Celularity to the other if the Effective Time has not occurred prior to May 20, 2021 (the “Initial Outside Date”, and as it may be extended, the “Outside Date”); except that (i) if prior to such date, GX’s stockholders have approved extending the deadline by which it must complete the Business Combination, then the Initial Outside Date may be extended by either GX or Celularity to the earlier of such deadline and June 30, 2021 and (ii) the Merger Agreement may not be terminated by any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Merger Agreement and such breach or violation is the principal cause of the failure of any of the conditions precedent to the Merger on or prior to the Outside Date;

(c)     by written notice from GX or Celularity to the other if any governmental authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

(d)    by written notice from GX or Celularity to the other if any of the GX Proposals fail to receive the requisite vote for approval at the special meeting;

(e)     by written notice from GX to Celularity if the Stockholder Support Agreements have not been delivered by a number of Celularity stockholders sufficient to deliver the Celularity Stockholder Approval within 24 hours of the execution and delivery of the Merger Agreement;

(f)     by written notice from GX to Celularity if Celularity if Celularity will have failed to obtain the Celularity Stockholder Approval, within 5 business days after the registration statement, of which this proxy statement/prospectus forms a part, becomes effective;

(g)    by written notice from GX to Celularity if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Celularity set forth in the Merger Agreement, or if any representation or warranty of Celularity will have become untrue, in either case such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing; GX, First Merger Sub and Second Merger Sub” would not be satisfied (a “Terminating Celularity Breach”); provided that GX has not waived such Terminating Celularity Breach and GX, First Merger Sub and Second Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Merger Agreement; provided, further, that, if such Terminating Celularity Breach is curable by Celularity, GX may not terminate the Merger Agreement under this provision for so long as Celularity continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by GX to Celularity; or

(h)    by written notice from Celularity to GX if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of GX, First Merger Sub and Second Merger Sub set forth in the Merger Agreement, or if any representation or warranty of GX, First Merger Sub and Second Merger Sub will have become untrue, in either case such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing; Celularity” would not be satisfied (a “Terminating GX Breach”); provided that Celularity has not waived such Terminating GX Breach and Celularity is not then in material breach of its representations, warranties, covenants or agreements in the Merger Agreement; provided, further, that, if such Terminating GX Breach is curable by GX, First Merger Sub and Second Merger Sub, Celularity may not terminate the Merger Agreement under this provision for so long as GX, First Merger Sub and Second Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Celularity to GX.

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto, or such party’s respective affiliates, officers, directors, employees or stockholders, other than liability of any party to the Merger Agreement for any material breach of any of its representations or warranties, or material breach of any of its covenants or other agreements, which material breach, in each case, constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a material breach of the Merger Agreement by such party occurring prior to termination subject to the terms of the Merger Agreement. The provisions of the Merger Agreement titled “Claims Against Trust Account” and “Confidentiality”, the article titled “General Provisions” and the Non-Disclosure Agreement, and any other section or article of the Merger Agreement referenced in such provisions, which are required to survive in order to give appropriate effect to such provisions, will in each case survive any termination of the Merger Agreement.

GX Bylaws Amendment

GX has agreed to amend and restate its bylaws at the Closing. A copy of the proposed Amended and Restated Bylaws is attached as Annex C to this proxy statement/prospectus. For more information about the Amended and Restated Bylaws, please see the section entitled “Description of GX’s Securities”.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement, which are referred to as the “Related Agreements”, but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. Copies of the form of Stockholder Support Agreement, Sponsor Support Agreement, form of Subscription Agreement, Registration Rights Agreement and form of Lock-Up Agreement are attached hereto as Annex F, Annex G, Annex H, Annex I, and Annex J, respectively, and incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Related Agreements in their entirety.

Stockholder Support Agreements

On January 8, 2021, in connection with the execution of the Merger Agreement, GX, Celularity and stockholders of Celularity holding approximately 82% of Celularity Capital Stock outstanding as of the date of the Merger Agreement entered into Stockholder Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, such Celularity stockholders have agreed to (a) vote or provide their written consent for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Business Combination, subject to certain customary exceptions, (b) not to transfer any of their shares of Celularity Capital Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, (c) enter into any arrangement that is inconsistent with the Stockholder Support Agreements and (d) not to commence, join in, facilitate, assist or encourage and take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against GX, First Merger Sub, Second Merger Sub, Celularity or any of their respective successors or directors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Support Agreements, or (y) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

The Stockholder Support Agreements and all of its provisions will terminate and be of no further force or effect upon the earliest of (a) the earlier of (i) the Effective Time or (ii) such date and time as the Merger Agreement is terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”) and (b) as to each Celularity stockholder party thereto, the written agreement of GX, Celularity and such stockholder. Upon such termination of a Stockholder Support Agreement, all obligations of the parties under the Stockholder Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Stockholder Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Stockholder Support Agreement prior to such termination.

Sponsor Support Agreement

On January 8, 2021, in connection with the execution of the Merger Agreement, Celularity, GX, the Sponsor and the officers and directors of GX executed the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex G, pursuant to which, among other things, the Sponsor and the officers and directors of GX have agreed (a) to vote their shares of GX Common Stock in favor of the adoption of the Merger Agreement and the approval of the Business Combination contemplated by the Merger Agreement, as well as the proposals set forth in this proxy statement/prospectus, subject to certain customary conditions, (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary exceptions, and (c) to waive, to the fullest extent permitted by law, the ability to adjust the Initial Conversion Ratio (as defined in the Existing Charter) pursuant to the terms of the Existing Charter in connection with the issuance of additional GX Class A Common Stock in the transactions contemplated by the Merger Agreement.

The Sponsor Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Trust Account upon the failure of GX to consummate its initial Business Combination within the time period set forth in the Existing Charter and (c) the written agreement of the Sponsor, GX, and Celularity. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; except, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

PIPE Subscription Agreements

On January 8, 2021, concurrently with the execution of the Merger Agreement, GX entered into separate subscription agreements (the “Subscription Agreements”) with investors (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to purchase, and GX agreed to sell to the PIPE Investors, an aggregate of 8,340,000 shares of GX Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $83,400,000, in a private placement (the “PIPE Financing”), a portion of which is expected to be funded by (i) existing Celularity investors and affiliates (the “Celularity-Related PIPE Investors”) and (ii) certain additional investors. In comparison, the $10.00 per share purchase price of the PIPE Shares is equal to the price per unit offered to our Public Stockholders to acquire GX Units in the IPO; however, unlike the GX Units issued in our IPO, the PIPE Shares do not include one-half of one redeemable warrant to acquire GX Common Stock or any redemption right, among other things. The purpose of the PIPE Financing is to raise additional capital for use by New Celularity following the Closing.

The Subscription Agreements are all substantially similar to the Form of Subscription Agreement attached to this proxy statement/prospectus as Annex H. The Subscription Agreements contain customary representations and warranties of GX, on the one hand, and each PIPE Investor, on the other hand.

The closing of the sale of the PIPE Shares (the “PIPE Closing”) pursuant to the Subscription Agreements is expected to occur prior to or substantially concurrently with the Closing and is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii)(a) solely with respect to the PIPE Investor’s obligation to close, the representations and warranties made by GX, and (b) solely with respect to the GX’s obligation to close, the representations and warranties made by the PIPE Investor, in each case, in the Subscription Agreement are true and correct in all material respects as of the PIPE Closing (other than those representations and warranties expressly made as of an earlier date, which are true and correct in all material respects as of such date), (iii) all conditions precedent to the closing of the transactions contemplated by the Merger Agreement shall have been satisfied or waived (as determined by the parties to the Merger Agreement and other than those conditions under the Merger Agreement which, by their nature, are to be fulfilled at the closing of the transactions contemplated by the Merger Agreement, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the PIPE Shares pursuant to the Subscription Agreement) and the the prior or substantially concurrent consummation of the transactions contemplated by the Merger Agreement, (iv) solely with respect to certain Investor’s obligation to close, GX shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the PIPE Closing and (v) with respect to certain PIPE Investors, obtaining the all applicable governmental approvals, including, the approval of the Committee on Foreign Investment in the United States of such PIPE Investor’s acquisition of the shares of GX Class A Common Stock

The Subscription Agreements for the PIPE Investors (other than the Celularity-Related PIPE Investors, whose registration rights are governed by the Registration Rights Agreement described below), provide for certain registration rights. In particular, New Celularity is required to, as soon as practicable but no later than 15 business days after the Closing, submit or file with the SEC a registration statement registering the resale of the PIPE Shares. Additionally, New Celularity is required to use its reasonable best efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof but no later than the earlier of (i) the 15th business day following the filing date thereof if the SEC notifies New Celularity that it will “review” such registration statement and (ii) the 10th business day after the date New Celularity is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. New Celularity must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (A) the date the PIPE Investors no longer hold any registrable shares, (B) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (C) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription

Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; (d) the Outside Date if the Closing has not occurred by such date; and (e) with respect to certain PIPE Investors, by written notice of any such PIPE Investor to GX in the event the Merger Agreement is amended, supplemented or modified on or after the date hereof in a manner that materially adversely affects such PIPE Investor without the prior written consent of such PIPE Investor.

The Subscription Agreements for the PIPE Financing contain a provision pursuant to which the parties waive their respective rights to a trial by jury in connection with any litigation pursuant to the Subscription Agreements. This jury trial waiver does not apply to subsequent secondary purchasers of the shares of GX Class A Common Stock issued and sold pursuant to the Subscription Agreements nor does it apply to any of our other stockholders. Further, this jury trial waiver does not apply to the PIPE Investors in respect of any claim or cause of action not in connection with any litigation pursuant to the Subscription Agreements.

If we opposed a jury trial demand based on the jury trial waiver, the appropriate court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law, including in respect of federal securities laws claims. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the New York, which govern our Subscription Agreements.

In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to our Subscription Agreements. Nevertheless, if this contractual pre-dispute jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreements with a jury trial. No condition, stipulation or provision of the Subscription Agreements serves as a waiver by any PIPE Investor or by us of compliance with the federal securities laws.

This waiver of jury trial provision may limit a PIPE Investor’s ability to bring or demand a jury trial in connection with any litigation pursuant to the applicable Subscription Agreement, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the waiver of jury trial provision contained in the Subscription Agreements to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action, which could harm our business, operating results and financial condition.

GX is relying on the exemption under Section 4(a)(2) of the Securities Act for the issuance of the PIPE Shares to the PIPE Investors in the PIPE Financing. Pursuant to the Subscription Agreement, each PIPE Investor represented and warranted that it is either a “qualified institutional buyer” or an “accredited investor” as defined in the applicable SEC regulations.

Registration Rights Agreement

In connection with the Closing, that certain registration rights agreement, dated May 20, 2019, will be amended and restated, and New Celularity, the Sponsor, certain stockholders of Celularity (the “Target Holders”) and certain PIPE Investors (the “Investor Stockholders”) (the Sponsor, the Target Holders and the Investor Stockholders, collectively, the “Holders”) will enter into the Registration Rights Agreement, the form of which is attached to this proxy statement/prospectus as Annex I, at the Closing, pursuant to which the Holders of Registrable Securities (as defined in the Registration Rights Agreement), subject to certain conditions, will be entitled to registration rights. Pursuant to the Registration Rights Agreement, New Celularity will agree that, within 45 days after the Closing, New Celularity will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Registrable Securities (the “Resale Registration Statement”), and New Celularity will use its commercially reasonable efforts to have the Resale Registration Statement declared effective by the SEC as soon as reasonably practicable after the filing thereof, but no later than the earlier of (i) the 120th day following the filing date if the SEC notifies New Celularity that it will “review” the Resale Registration Statement and (ii) the 10th business day after the date New Celularity is notified by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The Holders will be granted demand underwritten offering registration rights under the Registration Rights Agreement, subject to certain conditions, including that New Celularity is not obligated to effect more than an aggregate of six underwritten offerings (two for each of the Sponsor, the Target Holders and the Investor Stockholders) or more than two underwritten offerings per year. All of the Holders will be granted unlimited “piggyback” registration rights under the Registration Rights Agreement, subject to certain requirements and customary conditions.

These registration rights will be subject to certain customary limitations, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and New Celularity’s right to delay or withdraw a registration statement under certain circumstances. New Celularity will generally be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration and sale of Registrable Securities held by the Holders. Under the Registration Rights Agreement, New Celularity will agree to indemnify the Holders against any losses or damages resulting from any untrue statement or omission or alleged untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell its equity securities, unless such liability arose from their misstatement or omission, and each of the Holders, severally and individually, will agree to indemnify New Celularity against any losses or damages caused by such Holder’s material misstatements or omissions in those documents.

The Registration Rights Agreement will terminate on the earlier of (i) the seventh anniversary of the date of the Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

Lock-Up Agreements

In connection with the Closing, certain existing Celularity stockholders, including all Celularity officers, directors, and certain holders of 5% or more of the outstanding Celularity Capital Stock prior to the Closing, and their affiliates, which group in the aggregate holds more than 70.2% of the outstanding Celularity Common Stock prior to the Closing, will agree, subject to certain customary exceptions, not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act and the rules and regulations of the SEC promulgated thereunder, any shares of New Celularity Common Stock held by them immediately after the Closing, any shares of New Celularity Common Stock issuable upon the exercise of options to purchase shares of New Celularity Common Stock held by them immediately after the Closing, or any securities convertible into or exercisable or exchangeable for New Celularity Common Stock held by them immediately after the Closing, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of New Celularity Common Stock or securities convertible into or exercisable or exchangeable for shares of New Celularity Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of (A) one year after the completion of the Closing or (B) subsequent to the Closing, (x) if the last sale price of New Celularity Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which New Celularity completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Celularity’s stockholders having the right to exchange their shares of New Celularity Common Stock for cash, securities or other property (the “Lock-up Period”).

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION

The following discussion is a summary of U.S. federal income tax considerations generally applicable to holders of GX Class A Common Stock that elect to have their GX Class A Common Stock redeemed for cash if the Business Combination is completed. This discussion applies only to shares of GX Class A Common Stock held as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, the discussion is applicable only to holders who purchased GX Class A Common Stock in the IPO.

This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax, or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares;

•        persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations; or

•        passive foreign investment companies.

If a partnership (or other pass-through entity) for U.S. federal income tax purposes is a holder of GX Class A Common Stock, the tax treatment of the partners (or other owners) of such partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of GX Class A Common Stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States,

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•        an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of GX Class A Common Stock who or that is neither a U.S. holder nor an entity classified as a partnership for U.S. federal income tax purposes.

The following discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that are associated with certain redemptions of GX Class A Common Stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this discussion applies and could affect the accuracy of the statements herein. GX has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that regarding the tax consequences discussed below.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Considerations of the Redemption to the Holders of GX Class A Common Stock

U.S. Holders

Redemption of GX Class A Common Stock.    If a U.S. holder’s GX Class A Common Stock is redeemed pursuant to the redemption provisions described in the section entitled “Special Meeting in Lieu of 2021 Annual Meeting of GX Stockholders — Redemption Rights”, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the GX Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of the GX Class A Common Stock, the U.S. holder will generally be treated as described under “— U.S. Holders — Gain or Loss on Redemption Treated as a Sale of GX Class A Common Stock” below. If the redemption does not qualify as a sale of the GX Class A Common Stock, the U.S. holder will generally be treated as receiving a distribution with the tax consequences described below under “— U.S. Holders — Taxation of Redemption Treated as a Distribution”.

Whether a redemption qualifies for sale treatment will depend largely on whether the U.S. holder owns any of GX’s stock following the redemption (including any stock treated as constructively owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities), and if so, the total number of shares of GX’s stock held by the U.S. holder both before and after the redemption (including any stock constructively treated as owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities) relative to all of GX’s shares outstanding both before and after the redemption. The redemption of GX Class A Common Stock will generally be treated as a sale of the GX Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also stock that is treated as constructively owned by it. A U.S. holder may be treated as constructively owning, in addition to stock actually owned by the U.S. holder, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option, which would generally include GX Class A Common Stock that could be acquired pursuant to the exercise of the Public Warrants. Moreover, any GX Class A Common Stock that a U.S. holder directly or constructively acquires pursuant to the Business Combination should generally be included in determining the U.S. federal income tax treatment of the redemption.

The redemption of GX Class A Common Stock will generally be “substantially disproportionate” with respect to a redeeming U.S. holder if the percentage of GX Common Stock outstanding voting shares that such U.S. holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of GX outstanding voting shares that such U.S. holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. holder’s interest if either (i) all of the GX Class A Common Stock actually or constructively owned by such U.S. holder is redeemed or (ii) all of the GX Class A Common Stock actually owned by such U.S. holder is redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the GX Class A Common Stock owned by certain family members and such U.S. holder does not constructively own any other GX shares. The redemption of GX Class A Common Stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. holder’s proportionate interest in GX. Whether the redemption will result in a meaningful reduction in such U.S. holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the GX Class A Common Stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of GX’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its other GX Class A Common Stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. holder in the GX Class A Common Stock redeemed will generally be added to the U.S. holder’s adjusted tax basis in its remaining GX Class A Common Stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other GX Class A Common Stock constructively owned by such U.S. holder.

Gain or Loss on Redemption Treated as a Sale of GX Class A Common Stock.    If the redemption qualifies as a sale of GX Class A Common Stock, a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized in the redemption and the U.S. holder’s adjusted tax basis in its disposed of GX Class A Common Stock. The amount realized is the sum of the amount of cash and the fair market value of any property received and a U.S. holder’s adjusted tax basis in its GX Class A Common Stock will generally equal the U.S. holder’s acquisition cost.

Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for the GX Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the GX Class A Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of GX Class A Common Stock, a U.S. holder will generally be treated as receiving a distribution. Such distribution will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from GX’s our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of GX’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in GX Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the GX Class A Common Stock as described under “— U.S. Holders — Gain or Loss on Redemption Treated as a Sale of GX Class A Common Stock” above.

Non-U.S. Holders

Redemption of GX Class A Common Stock.    The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s GX Class A Common Stock pursuant to the redemption provisions described in the section entitled “Special Meeting in Lieu of 2021 Annual Meeting of GX Stockholders — Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s GX Class A Common Stock, as described under “U.S. Holders — Redemption of GX Class A Common Stock” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders — Gain on Redemption Treated as a Sale of GX Class A Common Stock” and “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution”, as applicable.

Gain on Redemption Treated as a Sale of GX Class A Common Stock.    A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on a redemption treated as a sale of GX Class A Common Stock unless:

•        the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

•        we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held GX Class A Common Stock.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of shares of GX Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. GX believes that it is not, and has not been at any time since its formation, a U.S. real property holding corporation and GX does not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether New Celularity will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of GX Class A Common Stock, a Non-U.S. holder will generally be treated as receiving a distribution. Such distribution will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from GX’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of GX’s current and accumulated earnings and profits, will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in GX Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the GX Class A Common Stock and will be treated as described under “Non-U.S. Holders — Gain on Redemption Treated as a Sale of GX Class A Common Stock” above. In general, with respect to any distribution that constitutes a dividend for U.S. federal income tax purposes and is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividend is attributable), GX will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (on an IRS Form W-8BEN or W-8BEN-E or other applicable documentation). Because GX generally cannot determine at the time a distribution is made whether or not the distribution will exceed its current and accumulated earnings and profits, tax will generally be withheld on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. holder if it is subsequently determined that such distribution was, in fact, in excess of GX’s current and accumulated earnings and profits.

If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the 30% U.S. federal withholding tax described above if such Non-U.S. holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding.    Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of GX Class A Common Stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. holder will generally be allowed as a credit against such non-U.S. holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is furnished by such non-U.S. holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act.    Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including GX Class A Common Stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which GX Class A Common Stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of GX Class A Common Stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in GX Class A Common Stock or warrants.

PROPOSAL NOS. 2 – 5 — THE CHARTER PROPOSALS

Overview

If the Business Combination is to be consummated, GX will replace its current amended and restated certificate of incorporation (the “Existing Charter”) with the proposed second amended and restated certificate of incorporation (the “Proposed Charter”) in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the GX Board, is necessary to adequately address the needs of New Celularity following the Closing.

The following table sets forth a summary of the principal proposed changes and the differences between the Existing Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Number of Authorized Shares (Proposal No. 2)

The Existing Charter provides that the total number of authorized shares of all classes of capital stock is 111,000,000 shares, each with a par value of $0.0001, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of GX Class A Common Stock, and (ii) 10,000,000 shares of GX Class B Common Stock, and (b) 1,000,000 shares of preferred stock.

The Proposed Charter increases the total number of authorized shares of all classes of capital stock to            shares, consisting of            shares of Class A Common Stock, each having a par value of $0.0001, and of            shares of preferred stock, each having a par value of $0.0001.

Supermajority Voting Provisions (Proposal No. 3 and Proposal No. 4)

Under the Existing Charter, all matters subject to a stockholder vote, except for amendments to Article IX of the Existing Charter, require the affirmative vote of the holders of a majority of the outstanding GX Common Stock entitled to vote thereon. Amendment of Article IX of the Existing Charter requires the affirmative vote of the holders of at least 65% of all then outstanding shares of GX Common Stock.

The Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding New Celularity Common Stock entitled to vote to (a) alter, amend, or repeal the proposed bylaws of New Celularity, (b) to remove a director for cause or (c) alter, amend or appeal Articles V, VI, VII of the Proposed Charter.

Name Change and Provisions Specific to a Blank Check Company (Proposal No. 5)

Our name is “GX Acquisition Corp.”. Under the Existing Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter provides for certain additional changes including (i) changing GX’s name from “GX Acquisition Corp.” to “Celularity Inc.” and (ii) eliminating certain provisions related to the Business Combination that will no longer be relevant following the Closing, which our board of directors believes are necessary to adequately address the needs of GX immediately following the consummation of the Business Combination.

Reasons for the Amendments to GX’s Existing Charter

In the judgment of the GX Board, the Proposed Charter is necessary to address the needs of New Celularity following the Closing. In particular:

•        The greater number of authorized shares (Proposal No. 2) of capital stock is desirable for New Celularity to have sufficient shares to complete the Business Combination. Additionally, the GX Board believes that it is important for us to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The GX Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•        The supermajority voting provisions for stockholders with respect to altering, amending, or repealing the proposed bylaws of GX, removing a director for cause (together, Proposal No. 3) and Articles V, VI and VII of the Proposed Charter (Proposal No. 4) are desirable to enhance the continuity and stability of the New Celularity Board. The supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the GX Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of New Celularity to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

The additional changes to the Existing Charter (Proposal No. 5), including the name change from “GX Acquisition Corp.” to “Celularity Inc.,” are necessary to adequately address the needs of New Celularity following the Closing. The elimination of certain provisions related to GX’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve GX and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the GX Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Existing Charter require that proceeds from GX’s IPO be held in the Trust Account until a business combination or liquidation of GX has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

Each of the Charter Proposals are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

The affirmative vote of holders of a majority of the outstanding shares of GX Common Stock is required to approve each of the Charter Proposals. Broker non-votes, abstentions or the failure to vote on any of the Charter Proposals will have the same effect as a vote “AGAINST” any such Charter Proposal.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSALS.

PROPOSAL NO. 6 — THE ELECTION OF DIRECTORS PROPOSAL

Overview

Pursuant to the Existing Charter, the GX Board is currently divided into three classes, Class I, Class II and Class III with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders and in the case of newly created directorships and vacancies) serving a three-year term. The Proposed Charter provides that the authorized number of directors will be fixed by resolution of the New Celularity Board, and the Proposed Charter is proposed to provide for a classified board with three terms pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, at Closing, the New Celularity Board will consist of Robert J. Hariri, M.D., Ph.D., Peter Diamandis, M.D., Lim Kok Thay, John Sculley, Robin L. Smith, M.D., Andrew C. von Eschenbach, M.D., Jay R. Bloom, Dean C. Kehler and one other individual to be mutually agreed on by GX and Celularity. It is currently contemplated that           , and            will be nominated to serve as Class I directors,           , and            will be nominated to serve as Class II directors and           ,            and            will be nominated to serve as Class III directors.

Information regarding each nominee is set forth in the section entitled “Management After the Business Combination”.

Vote Required for Approval

The Election of Directors Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

If a quorum is present, directors are elected by a plurality of the votes cast, in person online or by proxy. This means that the nine nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person online at the special meeting and broker non-votes will have no effect on the vote since a plurality of the votes cast is required for the election of each nominee.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ELECTION OF DIRECTORS PROPOSAL.

PROPOSAL NO. 7 — THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

Prior to consummation of the Business Combination, the GX Board is expected to approve and adopt, subject to GX stockholder approval, the Celularity Inc. 2021 Equity Incentive Plan (the “2021 Plan”), effective as of and contingent on the Closing. If the 2021 Plan is approved by stockholders, New Celularity will be authorized to grant equity and cash incentive awards to eligible service providers. A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex D.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the New Celularity Common Stock through the granting of awards thereunder. We believe that the equity-based awards to be issued under the 2021 Plan will motivate award recipients to offer their maximum effort to New Celularity and help focus them on the creation of long-term value consistent with the interests of our stockholders. GX believes that grants of incentive awards are necessary to enable New Celularity to attract and retain top talent.

Summary of the 2021 Plan

This section summarizes certain principal features of the 2021 Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Plan.

Eligibility.    New Celularity’s employees, consultants and directors, and employees and consultants of its affiliates, may be eligible to receive awards under the 2021 Plan. Following the Closing, New Celularity is expected to have approximately employees, six non-employee directors and consultants who may be eligible to receive awards under the 2021 Plan.

Award Types.    The 2021 Plan provides for the grant of incentive stock options (“ISOs”) to employees and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants.

Share Reserve.    The number of shares of New Celularity Common Stock initially reserved for issuance under the 2021 Plan is shares of New Celularity Common Stock ( % of the total number of issued and outstanding shares of New Celularity Common Stock immediately after the Closing) (the “Share Reserve”). The number of shares of New Celularity Common Stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2022 continuing through January 1, 2031, by % of the total number of shares of New Celularity capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the New Celularity Board. The maximum number of shares that may be issued pursuant to the exercise of ISOs under the 2021 Plan is (300% of the number of shares of New Celularity Common Stock initially reserved under the 2021 Plan). Shares issued under the 2021 Plan may be authorized but unissued or reacquired shares. Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the 2021 Plan. Additionally, shares issued pursuant to stock awards under the 2021 Plan that are repurchased or forfeited, as well as shares that are reacquired as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2021 Plan.

Plan Administration.    The New Celularity Board, or a duly authorized committee thereof, will have the authority to administer the 2021 Plan. The New Celularity Board, or a duly authorized committee thereof, may also delegate to one or more officers the authority to (i) designate employees other than officers to receive specified stock awards and (ii) determine the number of shares to be subject to such stock awards. Subject to the terms of the 2021 Plan, the plan administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2021 Plan. The plan administrator has the power to modify outstanding awards under the 2021 Plan. Subject to the terms of the 2021 Plan and in connection with a corporate transaction or capitalization adjustment, the plan administrator may not reprice or cancel and regrant any award at a lower exercise price, strike price or purchase price or cancel any award with an exercise price, strike price or purchase price in exchange for cash, property or other awards without first obtaining the approval of the stockholders of New Celularity.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New Celularity Common Stock on the date of grant (however, a stock option may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a Corporate Transaction (as such term is defined in the 2021 Plan) and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Internal Revenue Code of 1986). Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. However, no stock option granted to an employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will generally be first exercisable until at least six months following the date of grant. The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or New Celularity’s insider trading policy. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of an optionholder’s service for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of GX Acquisition Corp. Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft, or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of New Celularity Common Stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO and (v) other legal consideration approved by the plan administrator.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of New Celularity Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New Celularity may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Celularity’s total combined voting power or that of any of New Celularity’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as provided otherwise in the applicable award agreement, if a participant’s service relationship ends for any reason, New Celularity may receive through a forfeiture condition or a repurchase right any or all of the shares held by the participant under his or her restricted stock award that have not vested as of the date the participant terminates service.

Restricted Stock Unit Awards.    Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Celularity Common Stock on the date of grant (however, a stock appreciation right may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a Corporate Transaction (as such term is defined in the 2021 Plan) and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Internal Revenue Code of 1986). A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. However, no stock-settled stock appreciation right granted to an employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will generally be first exercisable until at least six months following the date of grant.

Performance Awards.    The 2021 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of New Celularity Common Stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New Celularity achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of New Celularity Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under New Celularity’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the applicable award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to New Celularity Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid by New Celularity to any individual for service as a non-employee director with respect to any calendar year (such period, the “annual period”), including stock awards and cash fees paid by New Celularity to such non-employee director, will not exceed (i) $           in total value or (ii) in the event such non-employee director is first appointed or elected to the board during such annual period, $           in total value. For purposes of these limitations, the value of any such stock awards is calculated based on the grant date fair value of such stock awards for financial reporting purposes.

Changes to Capital Structure.    In the event there is a specified type of change in New Celularity’s capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, appropriate adjustments will be made to (i) the class(es) and maximum number of shares of New Celularity Common Stock subject to the 2021 Plan and the maximum number of shares by which the share reserve may annually increase;

(ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.

Corporate Transactions.    The following applies to stock awards under the 2021 Plan in the event of a corporate transaction, as defined in the 2021 Plan, unless otherwise provided in a participant’s stock award agreement or other written agreement with New Celularity or unless otherwise expressly provided by the plan administrator at the time of grant. In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Celularity with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by New Celularity with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by New Celularity with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value, at the effective time, to the excess (if any) of (1) the value of the property the participant would have received upon the exercise of the stock award over (2) any exercise price payable by such holder in connection with such exercise.

Change in Control.    In the event of a change in control, as defined under the 2021 Plan, awards will generally be treated as described above in connection with a corporate transaction. Notwithstanding the foregoing, in the event of a change in control, vested awards that are subject to Section 409A of the Code will be settled in connection with the change in control (to the extent the change in control constitutes a Section 409A change in control).

Plan Amendment or Termination.    The New Celularity Board will have the authority to amend, suspend, or terminate the 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date the GX Board adopts the 2021 Plan.

Certain U.S. Federal Income Tax Aspects of Awards Under the 2021 Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2021 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2021 Plan depend upon the type of award.

Incentive Stock Options.    The recipient of an ISO generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of New Celularity Common Stock from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the shares of New Celularity Common Stock until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of New Celularity Common Stock as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the New Celularity

Common Stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. New Celularity will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonstatutory Stock Options.    The recipient of an NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of New Celularity Common Stock purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. New Celularity will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards.    Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of New Celularity Common Stock on the exercise date over the exercise price. New Celularity will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

2021 Plan Benefits

Grants of awards under the 2021 Plan are subject to the discretion of the plan administrator. Therefore, it is not possible to determine the future benefits that will be received by participants under the 2021 Plan. New Celularity expects to grant options to acquire approximately 5.5 million shares of New Celularity Common Stock under the 2021 Plan to its executive officers and other key employees upon closing of the Business Combination. Of these awards, 4.1 million are expected to be granted to the named executive officers under the terms of their new employment agreements. See the section of this proxy statement/prospectus entitled “Celularity’s Executive Compensation — Agreements with Celularity’s Named Executive Officers and Potential Payments Upon Termination of Employement or Change In Control”.

Interests of GX’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of GX in favor of approval of the 2021 Plan, you should keep in mind that certain of GX’s directors and officers may have interests in the 2021 Plan that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests. See the section entitled “The Business Combination — Interests of GX’s Directors and Officers in the Business Combination” for a further discussion.

Vote Required for Approval

The Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

The Equity Incentive Plan Proposal requires the affirmative vote (in person online or by proxy) of holders of a majority of the outstanding shares of GX Common Stock entitled to vote and voted thereon at the special meeting. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Equity Incentive Plan Proposal.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 8 — THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

Prior to consummation of the Business Combination, the GX Board is expected to approve and adopt, subject to GX stockholder approval, the Celularity Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), effective as of and contingent on the Closing. If the ESPP is approved by stockholders, GX will be authorized to provide eligible employees with an opportunity to request payroll deductions to purchase a number of shares of New Celularity Common Stock at a discount and in an amount determined in accordance with the ESPP’s terms. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.

Purpose of the ESPP

The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of New Celularity by purchasing New Celularity Common Stock from New Celularity on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of New Celularity, the ESPP will motivate recipients to offer their maximum effort to New Celularity and help focus them on the creation of long-term value consistent with the interests of our stockholders.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Eligibility.    New Celularity’s employees and employees its designated affiliates may be eligible to participate in the ESPP. Following the Closing, New Celularity is expected to have approximately            employees who may be eligible to receive awards under the 2021 Plan.

Share Reserve.    Following the consummation of the Business Combination, the ESPP authorizes the issuance of            shares (          % of the total number of issued and outstanding shares of New Celularity Common Stock as of immediately after the Closing) of New Celularity Common Stock under purchase rights granted to New Celularity’s employees or to employees of any of New Celularity’s designated affiliates. The number of shares of New Celularity Common Stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2022 through January 1, 2030, by the lesser of (i) 1% of the total number of shares of New Celularity capital stock outstanding on December 31 of the preceding calendar year, and (ii)            shares (          % of the initial share reserve); provided, that prior to the date of any such increase, the New Celularity Board may determine that such increase will be less than the amount set forth in clauses (i) and (ii). The shares purchasable under the ESPP will be shares of authorized but unissued or reacquired shares of New Celularity Common Stock, including shares repurchased by the New Celularity on the open market. If purchase rights granted under the ESPP terminate without having been exercised, the shares of New Celularity Common Stock not purchased under such purchase rights will again become available for issuance under the ESPP.

Plan Administration.    The New Celularity Board, or a duly authorized committee thereof, will have the authority to administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of New Celularity Common Stock on specified dates during such offerings. Under the ESPP, the plan administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Celularity Common Stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by New Celularity or by any of New Celularity’s designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of New Celularity Common Stock under the ESPP. Unless otherwise determined by the plan administrator, New Celularity Common Stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to not less than the lesser of (i) 85% of the fair market value of a share of New Celularity Common Stock on the first trading date of an offering or (ii) 85% of the fair market value of a share of New Celularity Common Stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of New Celularity Common Stock based on the fair market value per share of New Celularity Common Stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of New Celularity capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in New Celularity’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of a corporate transaction, as defined in the ESPP, any then-outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of New Celularity Common Stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination.    The New Celularity Board will have the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. New Celularity must obtain stockholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

Certain Federal Income Tax Consequences of Participating in the ESPP

The following brief summary of the effect of U.S. federal income taxation upon the participant and New Celularity with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.

The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. New Celularity generally will not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

ESPP Benefits

Purchase rights are subject to an eligible employee’s discretion, including an employee’s decision not to participate in the ESPP, and awards under the ESPP are not determinable. Directors who are not employees are not eligible to participate in, and will not receive any benefit under, the ESPP.

Interests of GX’s Directors and Officers in the Employee Stock Purchase Plan Proposal

When you consider the recommendation of the GX Board in favor of approval of the ESPP, you should keep in mind that certain of GX’s directors and officers may have interests in the ESPP that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests. See the section entitled “The Business Combination — Interests of GX’s Directors and Officers in the Business Combination” for a further discussion.

Vote Required for Approval

The Employee Stock Purchase Plan Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.

The Employee Stock Purchase Plan Proposal requires the affirmative vote (in person online or by proxy) of holders of a majority of the outstanding shares of GX Common Stock entitled to vote and voted thereon at the special meeting. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Employee Stock Purchase Plan Proposal.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

PROPOSAL NO. 9 — THE NASDAQ PROPOSAL

Overview

In connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the Closing), for purposes of complying with the applicable listing rules of the Nasdaq Stock Market:

•        the issuance to the Celularity equityholders, pursuant to the Merger Agreement, of 147,327,224 shares of GX Class A Common Stock (including in respect of shares issuable upon the exercise of Converted Options and Converted Warrants) upon the Closing of the Mergers; and

•        the issuance to the PIPE Investors of 8,340,000 shares of GX Class A Common Stock in the PIPE Financing, which will be consummated prior to or substantially concurrently with the Closing.

For further information, please see the section entitled “Proposals to be Considered by GX’s Stockholders Proposal No. 1 — The Business Combination Proposal”, as well as the annexes to this proxy statement/prospectus.

Why GX Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the Merger Agreement.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, we will issue up to 147,327,224 shares of GX Class A Common Stock to the Celularity equityholders upon the Closing. We will also issue 8,340,000 shares of GX Class A Common Stock to the PIPE Investors upon the consummation of the PIPE Financing.

The issuance of the shares of GX Class A Common Stock described above would result in significant dilution to GX stockholders and result in GX stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of GX.

Vote Required for Approval

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal at the special meeting.

Approval of the Nasdaq Proposal requires the affirmative vote (in person online or by proxy) of holders of a majority of the outstanding shares of GX Common Stock entitled to vote and voted thereon at the special meeting. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL THE NASDAQ PROPOSAL.

PROPOSAL NO. 10 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal

The Adjournment Proposal, if adopted, will allow the GX Board to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to GX’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve one or more of the proposals presented at the special meeting. In no event will the GX Board adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by GX’s stockholders, the GX Board may not be able to adjourn the special meeting of stockholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve one or more of the proposals presented at the special meeting.

Vote Required for Approval

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

The Adjournment Proposal will be approved and adopted if the holders of a majority of the shares of GX Common Stock represented (in person online or by proxy) and voted thereon at the special meeting vote “FOR” the Adjournment Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of GX’s Board of Directors

GX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT CELULARITY

Unless the context otherwise requires, all references in this section to “Celularity” or “its” refer to Celularity and its consolidated subsidiaries prior to the consummation of the Business Combination.

Overview

Celularity is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with a chimeric antigen receptor (“CAR”) (“CAR-T”) cells, natural killer (“NK”) cells, and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address a significant unmet global need for effective, accessible and affordable therapeutics. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug (“IND”) applications in 2021. The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells, which Celularity handles at its purpose-built U.S.-based approximately 150,000 square foot facility. Celularity believes the use of placental-derived cells, sourced from full-term healthy donors, has potential inherent advantages, both from an economic and scientific perspective. Relative to adult-derived cells, placental-derived cells have demonstrated greater stemness, which means the ability to expand and persist. Further, their immunological naïveté, meaning having an immune system that has never been exposed to a specific antigen, may allow for an improved safety profile. Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s sole use. Celularity believes this a key difference that will enable readily available off-the-shelf treatments that can be delivered faster, more reliably, at greater scale and to more patients.

From a single source material, the postpartum human placenta, Celularity derives four allogeneic cell types: T cells, unmodified NK cells, genetically modified NK cells and ASCs, which have resulted in four key cell therapeutic programs: CyCART-19, CYNK-001, CYNK-101 and APPL-001, focused on six initial indications. CyCART-19 is a placental-derived CAR-T cell therapy, in development for the treatment of B-cell malignancies, initially targeting the CD19 receptor, the construct and related CARs for which are in-licensed from Sorrento Therapeutics, Inc. (“Sorrento”). Celularity plans to file an IND in the third quarter of 2021 and commence a Phase 1/2a clinical trial of CyCART-19 in the fourth quarter 2021. CYNK-001 is a placental-derived unmodified NK cell in development for the treatment of acute myeloid leukemia (“AML”), a blood cancer, and for glioblastoma multiforme (“GBM”), a solid tumor cancer, as well as COVID-19. CYNK-001 is currently in Phase 1 trial (for AML and other blood cancers) and Phase 1/2a trial (for GBM and COVID-19), and Celularity plans to commence pivotal Phase 2 trials of CYNK-001 for the treatment of both AML and GBM in 2021. Celularity also plans to submit an IND in 2021 for a genetically modified version of a placental-derived NK-cell, CYNK-101. CYNK-101 will be evaluated in combination with a monoclonal antibody (“mAb”), to target HER2+ cancers, such as gastric cancer. APPL-001 is a placenta-derived ASC being developed for the treatment of Crohn’s disease, a degenerative disease. Celularity intends to submit the IND in the second half of 2021 and commence the Phase 1/2a study of APPL-001 for the treatment of Crohn’s disease in the first half of 2022.

The Celularity IMPACT manufacturing process is a seamless, fully integrated process that is built to optimize speed and scale from sourcing of human full term healthy postpartum donated placentas through proprietary processing methods, cell selection, product-specific chemistry, manufacturing and controls (“CMC”), advanced cell manufacturing and cryopreservation, the result of which is a suite of allogeneic inventory-ready and on demand placental-derived cell therapy products. In addition Celularity also has non-core legacy operations that are complementary to its work in placenta-derived cell therapeutics, including its biobanking operations, which include the collection, processing and cryogenic storage of certain birth byproducts for third-parties, and its degenerative disease business, which primarily comprises the sale of its Biovance and Interfyl products, directly or through its exclusive distributor. See “— Non-Core Legacy Businesses” for more information regarding these operations.

Celularity’s current science is the product of the collective background and effort over two decades of its seasoned and experienced management team. Celularity has its roots in Anthrogenesis Corporation (“Anthrogenesis”), a company founded under the name LifeBank in 1998 by Robert J. Hariri, M.D., Ph.D., founder and Chief Executive Officer of Celularity, and acquired in 2002 by Celgene Corporation (“Celgene”). The team continued to hone their expertise in the field of placental-derived stem cells at Celgene through August 2017, when Celularity, which was formed in 2016, acquired Anthrogenesis. Celularity has a robust global intellectual property portfolio of over 1,500 patents and patent applications protecting the Celularity IMPACT platform, its processes, technologies and current key cell therapy programs. Celularity believes this know-how, expertise and intellectual property will drive the rapid development and, if approved, commercialization of these potentially lifesaving therapies for patients with unmet medical needs.

Celularity’s Pipeline

Leveraging the Celularity IMPACT platform, Celularity has four placental-derived allogeneic cell types: T cells, unmodified NK cells, genetically modified NK cells and ASCs. From this, Celularity has four key therapeutic programs in clinical development focused on six initial indications.

The Celularity IMPACT Platform

Placental-derived cell therapies offer potentially lifesaving therapies for patients with unmet medical needs. Celularity has developed and acquired proprietary technology for collecting, processing and storing placental stem cells with potentially broad therapeutic applications across cancer, infectious and degenerative diseases.

Celularity uses its proprietary Celularity IMPACT platform for the development of Immuno-Modulatory Placenta-derived Allogeneic Cell Therapies. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address a significant unmet global need for effective, accessible and affordable therapeutics.

The Celularity IMPACT manufacturing process is a seamless, fully integrated process that is built to optimize speed and scale from sourcing of human full term healthy postpartum donated placentas through proprietary processing methods, cell selection, product-specific CMC, advanced cell manufacturing and cryopreservation and result in allogeneic inventory-ready and on demand placental-derived cell therapy products. The fully integrated process is housed in Celularity’s purpose-built manufacturing, translational research and biobanking facility.

The Celularity IMPACT platform capitalizes on Celularity’s integrated processes and the unique biologic characteristics of placenta-derived allogeneic cells to target multiple diseases in clinical development including indications across cancer, infectious and degenerative diseases. The platform is designed to accelerate speed to patient and save precious time while ensuring manufacturing excellence of high quality and pure placental-derived cell therapy products at a lower cost of goods. Cell therapy inventory should be ready to be supplied on demand to provide access to more patients in need and enable repeat dosing regimens that other cell therapy platforms will not be able to support.

Celularity’s Strategy

Celularity’s goal is to lead the next evolution in cellular medicine by delivering off-the-shelf allogeneic cellular therapies, at greater scale and quality with attractive economics. Celularity believes achieving this goal will result in placental-derived allogeneic cell therapies becoming a standard of care in various indications across cancer, infectious and degenerative diseases, and enable Celularity to make potentially lifesaving therapies more readily accessible to more patients throughout the world. Celularity plans to achieve this mission by:

•        Leveraging the inherent advantages of placental-derived cells.    Celularity’s cells come from the postpartum placenta donated by healthy informed consent donors, a renewable, economical and highly scalable starting material collected under rigorous controls. Celularity uses those cells to produce on-demand, off-the-shelf allogeneic cellular medicines that sidestep treatment delays inherent to more costly autologous and other allogeneic approaches, all while offering greater in vivo expansion, persistence, potency and acceptance. Further, the immunological naïveté of placental stem cells may allow for an improved safety profile.

•        Capturing efficiencies through the integrated Celularity IMPACT platform.    Manufacturing allogeneic cell therapeutic candidates involves a series of complex and precise steps. Celularity believes a critical component to its success will be to leverage its rapidly scalable, end-to-end supply chain. Applying proprietary manufacturing know-how, expertise and capacity utilizing its purpose-built U.S.-based cGMP compliant facility, Celularity believes its own fully integrated manufacturing operations and infrastructure allow it to improve the manufacturing process, eliminate reliance on contract manufacturing organizations (“CMOs”) and more rapidly advance therapeutic candidates.

•        Selectively targeting indications with unmet patient need with potential for accelerated development.    Celularity’s pipeline reflects its intent to leverage the unique biology of the placenta to develop allogeneic cells for indications where the demonstrated properties of such cells could provide an advantage, both in terms of development (sourcing and proliferation) and potential efficacy (affinity). In selecting indications, Celularity evaluates where the biological properties of placental-derived cells position them for success, as well as where there is a clearly defined regulatory pathway providing the potential for accelerated development to address unmet patient need.

•        Continuing to invest in basic and translational research.    Celularity intends to continue to invest in the discovery and development of additional pipeline cell franchises and explore other placental-derived cell opportunities. Preclinical and early clinical data demonstrating the unique biological activity and potential of placental-derived stem cells, provide potential for multiple highly effective cell therapy programs.

•        Benefiting from collective experience of deep, seasoned management team.    Celularity has a deep, seasoned management team with experience in all aspects of cellular medicine, including discovery and translational research, clinical development and product approval, manufacturing and process development and commercialization. For over two decades, the team has been at the vanguard of cellular medicine, and has collectively seen a number of programs, including one cell therapy, through FDA-approval to commercialization.

Celularity’s Team and Corporate History

Anthrogenesis Corporation

Celularity has its roots in Anthrogenesis, a corporation founded under the name LifeBank in 1998 by Robert J. Hariri, M.D., Ph.D., founder and Chief Executive Officer of Celularity. Like Celularity, Anthrogenesis was focused on developing and delivering cellular therapies using placental-derived stem cells for the treatment of cancers, degenerative and infectious diseases. Celgene acquired Anthrogenesis in December 2002 in a stock for stock merger, and operated Anthrogenesis as Celgene Cellular Therapeutics (“CCT”), a wholly-owned subsidiary. Similarly, CCT continued to focus on the research and development of placental-derived stem cells. In 2016, Dr. Hariri formed Celularity and then began acquiring the assets that form its business today. These include its degenerative disease and biobanking businesses, which Celgene had sold to Human Longevity, Inc. (“HLI”), a genomic-based health intelligence company co-founded by Dr. Hariri and Dr. Diamandis, a Celularity director, as well as Celularity’s core cellular therapeutics business, which Celularity acquired in August 2017, when Celularity acquired Anthrogenesis from Celgene in exchange for stock and event-driven contingent value rights (“CVRs”).

Celgene Corporation (acquired by Bristol-Myers Squibb Company)

License Agreement

In August 2017, in connection with the Anthrogenesis acquisition, Celularity entered into a license agreement (the “Celgene License”), with Celgene. Pursuant to the Celgene License, Celularity granted Celgene a worldwide, royalty-free, fully-paid up, non-exclusive license under Anthrogenesis’ intellectual property in existence as of the date of the Celgene License or as developed by Celgene in connection with any transition services activities related to the merger for pre-clinical research purposes, as well as to develop, manufacture, commercialize and fully exploit products and services that relate to the construction of any CAR, the modification of any T-cell or NK cell to express such a CAR, and/or the use of such CARs or T-cells or NK cells for any purpose, which commercial license is sublicensable. Either party may terminate the Celgene License upon an uncured material breach of the agreement by the other party or insolvency of the other party.

Contingent Value Rights

In August 2017, in connection with the Anthrogenesis acquisition, Celularity issued shares of its Series X Preferred Stock to Celgene as merger consideration and entered into a contingent value rights agreement (the “CVR Agreement”), with Celgene. Pursuant to the CVR Agreement, Celularity issued one CVR in respect of each share of Series X Preferred Stock issued to Celgene in the acquisition. Such CVRs are not separable from the shares of Series X Preferred Stock other than in an initial public offering or a sale of Celularity. Celgene has agreed that the CVRs will become separable from the shares of Series X Preferred Stock upon the consummation of the Business Combination, such that the CVRs may be sold, assigned and transferred apart from the shares of Series X Preferred Stock, which will convert into Celularity common stock immediately prior to the Business Combination and be exchanged in the Business Combination for New Celularity common stock.

The CVR Agreement entitles the holders of the CVRs to an aggregate amount, on a per program basis, of $50 million in regulatory milestones and an aggregate $125 million in commercial milestone payments with respect to certain programs. In addition, with respect to each such program and calendar year, the CVR holders will be entitled, with respect to a given calendar year and program, to receive a royalty equal to a mid-teen percentage of the annual net sales for such program from the date of the first commercial sale of such program’s product in a particular country until the latest to occur of the expiration of the last to expire of any valid patent claim covering such program product in such country, the expiration of marketing exclusivity with respect to such product in such country, and August 2027 (i.e., the tenth anniversary of the closing of the acquisition of Anthrogenesis).

Investors’ Rights Agreement and Investment Rights Agreement

Celularity also entered into an investors’ rights agreement and an investment rights agreement, each with Celgene and certain other parties thereto in August 2017 in connection with the Anthrogenesis acquisition. For more information regarding these agreements, see the section of this proxy statement/prospectus entitled “Certain Celularity Relationships and Related Party Transactions — Investors’ Rights and Other Agreements”.

Allogeneic Placental-Derived Cells

Biomaterials Collection

The initial source material for Celularity’s four allogeneic cell types is the postpartum human placenta. Celularity sources human placental birth material used for the manufacture of Celularity’s products from accredited hospitals and birth centers, with collections performed by licensed health care professionals. Eligibility for donation is determined by a donor screening process that includes education about the donor program, obtaining informed consent from the donor and completion of a detailed maternal health questionnaire and family health history. These forms are completed by the mother, with assistance from trained collection technicians as needed. Donors providing birth materials do not encounter any fees.

Licensed health care professionals collect donor material utilizing Celularity’s proprietary collection kits, which include barcode labels for biomaterials (cord blood, placenta and maternal blood samples) along with appropriate chain of custody documentation. Once collected, the donated material and a maternal blood sample are shipped in an insulated container via courier to Celularity’s Florham Park, New Jersey laboratory and manufacturing facility.

Upon arrival at Celularity, the donated material is reviewed for labeling completeness and accuracy of the barcoded kit and are electronically coded into a validated software database. If all quality criteria are met, the donated material is individually evaluated and forwarded to the appropriate production suite for processing and manufacturing. Celularity believes that its sourcing is rapidly scalable due to numerous established procurement relationships that provide a constant renewable supply to meet current and future manufacturing needs.

Unique Biology of Placenta-Derived Cells

Placental-derived cells have unique biology related to immunological naïveté, stemness, persistence and proliferation, making them a biologically preferred starting material with the potential for an improved safety profile and superior biological activity relative to adult bone marrow or peripheral blood.

Research has shown that the human placenta is a novel and valuable source of multipotential stem/progenitor cells of mesenchymal and hematopoietic origin, which have multiple therapeutic applications. Celularity’s characterization data show that approximately one to five percent of placental-derived cells are CD34+ hematopoietic stem cells (“HSCs”) and, among these cells, expression of certain markers suggests that such HSCs have more self-renewal capacity and the potential to facilitate the early engraftment of the placental-derived cells. In addition, further characterization has shown low T-cell content and immature T subpopulations. This demonstrated immunological naïveté further suggests the potential for low or no graft versus host disease (“GvHD”) in transplant. In addition, a low percentage of human leukocyte antigen (“HLA”) class I and II in placental-derived cells indicates suitable characteristics for allogeneic application. Furthermore, mesenchymal-like cells have been shown to possess other characteristics, capabilities and effects (e.g., osteogenic, chondrogenic, adipogenic differentiation capabilities and immunomodulatory effects). The high quantity of mesenchymal-like cells and Treg cells indicate that placental-derived cells can potentially contribute to prevention of GvHD and host microenvironment modulation. In summary, Celularity believes that the stemness, potential capacity of proliferation and persistence of placental-derived cells support multiple potential therapeutic applications, including those in development by Celularity.

The following graphic illustrates the origins of Celularity’s four cell-types derived from the placenta, which are T cells, which it then modifies with a CAR, unmodified NK cells, genetically modified NK cells and ASCs:

Mononuclear Cell Separation / P-T Cell Isolation
CAR Transduction
Gene Editing
CyCART-19
CD34+ Cells
Lymphocytic Progenitors
CYNK-001
Genetic Modification
Lymphocytic Progenitors
CYNK-101
Master Cell Bank
Working Cell Stock
Allogeneic Pluripotent Cells (APPL-001)
PLACENTA
Manufacturing / Byproducts
Biomaterials
Cultivation / Manufacturing
Placental Exosomes (pExo)

Celularity is also researching placental-derived exosomes for potential therapeutic applications. Exosomes are a kind of extracellular vesicle that act as communication channels between cells and cause functional changes in recipient cells. Exosomes enable intercellular communication by transferring specific cargo contents to a recipient cell and can confer epigenetic changes in the recipient cells by delivering microRNAs (“miRNAs”). Exosomes have been identified as the primary factors responsible for paracrine effects detected in all types of stem cells and for the transfer of genetic material from stem cells to the tissue-specific cell that needs regeneration. Exosomes have been shown to possess powerful regenerative potential, including immune-modulatory properties and anti-inflammatory properties. Celularity discovered a type of exosome that it calls placenta-derived adherent cell exosomes (“pExo”). Rich in growth factors, DNA fragments, miRNAs, and messenger RNAs, pExo exhibit particular markers that distinguish them from other exosomes that are not derived from placenta-derived adherent cells. Celularity is investigating purified pExo formulated into pharmaceutical compositions for human administration to promote angiogenesis and/or vascularization, to modulate immune activity and to repair tissue damage.

Overview of CAR-T Cells

White blood cells are a component of the immune system and are responsible for defending the body against infectious pathogens and other foreign material. T cells are a type of white blood cell and are involved in both sensing and killing infected or abnormal cells, including cancer cells, as well as coordinating the activation of other cells in an immune response.

Unlike adult peripheral blood mononuclear cell (“PBMC”) derived T cells, placental-derived T cells are mostly naïve and can be readily expanded while maintaining an earlier differentiation phenotype, such as greater expression of naïve/memory markers or lower expression of effector/exhaustion markers. These characteristics allow for greater proliferative potential of these cells ex vivo. Placental-derived T cells are also known to have greater immune tolerance and display impaired allogeneic activation, contributing to lower incidences of severe GvHD making them an attractive cell population for use as an allogeneic, adoptive cell therapy. Celularity has developed a robust process for the isolation, transduction and expansion of placental-derived T cells to generate “off-the-shelf” allogeneic CAR-T cells.

Allogeneic human placental T cells are derived from healthy donor placentas. Celularity separates out mononuclear cells using a mononuclear cell separation method to isolate placental T cells prior to cryopreservation. Celularity’s allogeneic CAR-T cell product begins with the thawing and activation of the isolated placental T cells, followed by viral transduction of the cancer-targeting CAR construct and an additional genetic modification step to minimize any risk of GvHD. Once transduced and transfected, the CAR-T cells are expanded to large quantities prior to harvest, final formulation and cryopreservation of the cellular therapeutic.

Overview of NK cells — Unmodified and Genetically Modified

NK cells are potent effector cells of the innate immune system responsible for identifying and eliminating abnormal and stressed host cells. They are equipped with NK cell-specific activating receptors that recognize conserved antigens induced by cellular stress while being simultaneously tuned with inhibitory receptors to avoid mistakenly targeting healthy cells. NK cells are particularly relevant in combating viral infections and mediating anti-tumor immunity in which normal cellular processes are stressed for the purposes of perpetuating viral infection and cancer cell proliferation.

Commercializing NK cell therapies has been limited due to the difficulty and cost in scaling up production of mature NK cells for clinical dosing. Utilizing the Celularity IMPACT platform, Celularity’s proprietary process has reduced these limitations by expanding and differentiating placental-derived stem cells into NK cells over a period of 35 days. Celularity derives the HSCs from healthy donor placentas. Celularity then propagates placenta derived HSCs and differentiates these cells into NK cells. This process is able to produce hundreds of doses per donor placenta. Celularity has also developed technologies that can achieve high genetic modification efficiency by transducing placenta HSCs and produce downstream stable gene modified CYNK cells with enhanced cancer killing activities. These cells are then cryopreserved and can be shipped to clinical administration immediately upon request.

For its genetically modified NK cells, Celularity’s allogeneic modified NK cell product begins with the thawing and activation of the isolated placental NK cells. Celularity then uses a lentiviral vector transduction to augment the effector functions of the NK cells and to sustain their tumor-killing properties. Celularity believes that its genetically modified NK cells can be used in combination with therapeutic mAbs to boost antibody-dependent cellular cytotoxicity (“ADCC”) potential.

Overview of ASCs

Placental-derived ASCs are a novel, culture-expanded mesenchymal-like cell population derived from placental tissue. In vivo, Celularity has demonstrated that immune-modulatory properties of ASCs alleviate autoimmunity and possess anti-inflammatory activity. Both intravenous and intramuscular administration formulations of the first generation of ASCs have been developed and investigated in clinical studies in Crohn’s Disease, multiple sclerosis, rheumatoid arthritis, stroke, diabetic foot ulcers and diabetic peripheral neuropathy. Celularity is developing next generation genetically modified ASCs for the treatment of degenerative diseases.

Allogeneic human placental ASCs are derived from healthy donor placentas. Celularity’s allogeneic ASC product begins with the thawing and activation of the isolated placental ASCs, followed by genetic modification of tissue factor to improve safety profile and lower risk of adverse effects. Once modified, the ASCs are expanded to large quantities prior to harvest, final formulation and cryopreservation of the cellular therapeutic.

Allogeneic Cell Therapies — an “Off-the-Shelf” Approach

There are two primary approaches to engineered cell therapies: autologous and allogeneic. Autologous therapies use engineered cells derived from the individual patient, while allogeneic therapies use cells derived from an unrelated third-party healthy donor. Celularity believes its human placental-derived allogeneic platform is leading the next evolution of cellular medicine because it aims to deliver off-the-shelf allogeneic cellular therapies, at greater scale and quality with attractive economics, potentially making lifesaving therapies more readily accessible to more patients throughout the world.

Celularity’s human placenta-derived allogeneic platform currently includes placental CAR-T cells (CyCART-19), NK cells (CYNK-001 and CYNK-101) and ASCs (APPL-001).

CyCART

Currently, autologous CAR-T products are manufactured by isolating T cells from the patient’s blood through a process known as leukapheresis. The cancer-targeting construct expressing specific CAR proteins is virally transduced into the T cells and the engineered T cells are then propagated until a sufficient number are available for infusion. The engineered T cells are then shipped back to the clinical center for administration to the patient. The process from leukapheresis to delivery to the clinical center takes approximately four weeks. While the autologous approach has been revolutionary, demonstrating compelling efficacy in many patients, it is burdened by lengthy vein-to-vein time, high production cost, variable potency and manufacturing failures.

Conversely, Celularity’s allogeneic placental-derived T cells are derived from healthy donors that have undergone rigorous donor screening and selection. Manufactured drug product can be deployed to patients immediately in sufficient quantities because administration is not limited by patient cell sourcing and individual drug product expansion. As an “off-the-shelf” treatment, CyCART cells also offer the potential to re-dose patients, if necessary. Because healthy births are in hundreds of millions worldwide, the placenta provides an abundant, renewable source of healthy, ready to use lymphocytes. In addition, placental-derived T cells contain an abundance of stem cell memory T cells, which confer high proliferation and durability. Placental T cells are known be immune-privileged and have low donor to host toxicity (GvHD). It is therefore a generally safer cell population. Furthermore, allogeneic placental T cells can be genetically engineered to minimize the risk of GvHD and avoid being destroyed by the patient’s immune system. Therefore, CyCART cells may possess an advantageous safety profile while delivering effective tumor eradication activity and durable persistence in patients.

CYNK

Similarly, autologous NK cells or genetically modified NK cells have been used in the setting of immuno-oncology. NK cells can directly kill cancer cells by recognizing signals of cellular stress and carry no risk of GvHD. However, autologous peripheral blood derived NK cells have limited proliferation capacity and usually require leukemia cell line-based technology to assist production. In addition, autologous CAR-NK was shown to encounter technical challenges due to low transduction efficiency of CAR vectors in the peripheral NK cells. Celularity’s NK platform propagates placenta derived HSCs and differentiates these cells into NK cells (CYNK). This process is able to produce hundreds of doses per placenta donor. Celularity has also developed technologies that can achieve high genetic modification efficiency by transducing placenta HSCs and produce downstream stable gene modified CYNK cells with enhanced cancer killing activities. These cells are then frozen and can be shipped to clinical administration immediately upon request.

APPL

Both autologous and allogeneic bone marrow or adipose tissue derived ASCs have been used in human clinical trials. Autologous ASC therapies have advantages including the absence of donor cell related adverse events and fewer regulatory hurdles since cell products are derived from a donor’s own cells. However, ASC products carry the inherited or aging-related biological defects from the donor, which may impair therapeutic value. Furthermore, in most cases, autologous cells still require cultivation before patient administration and there is a risk of manufacturing failure.

Conversely, allogeneic ASCs can provide an off-the-shelf product with high quality and flexibility of dosing. ASCs are regarded as immune-privileged due to their relative low-level MHC class I and II protein expression. Celularity’s placenta tissue derived ASCs (APPL) are potentially more immune privileged due to their fetal origin. Clinical applications of human placenta derived ASCs have not been shown to be associated with severe adverse events. In addition, because APPL cells have higher proliferative capability, they are expected to be more suitable for genetic manipulations to engineer the cells to have specific features to enhance their functions or to mitigate risk factors.

Product Candidate Pipeline and Development Strategy

Celularity is researching and developing multiple placental-derived allogeneic cellular therapeutic candidates for the treatment of indications across cancer, infectious and degenerative diseases. From a single source material, the placenta, Celularity focuses on four allogeneic cell types: CAR-T cells, unmodified NK cells, genetically modified NK cells and ASCs, which have led to four key cell therapeutic programs, CyCART-19, CYNK-001, CYNK-101 and APPL-001, which are focused on six initial indications. Celularity’s product pipeline is represented in the diagram below:

CyCART-19

Celularity’s lead therapeutic program based on its placental-derived CAR-T cell is CyCART-19, an allogeneic CAR-T cell targeting the CD19 receptor. Celularity licenses the CD19 receptor construct and associated CARs utilized in CyCART-19 from Sorrento, as discussed below in the section entitled “Collaboration and Licensing Agreements”.

All currently FDA-approved CAR-T cell therapies, and an estimated approximately 75% of clinical assets in development, are autologous. Autologous therapies mean the peripheral blood-derived T-cell is the immune cell vehicle used to express a CAR, making the patient their own donor. Manufacturing these autologous CAR-T cell therapies is complex and has a high manufacturing costs, with a long vein-to-vein time, which can affect therapeutic outcomes. Moreover, multiple rounds of lymphocyte depleting therapies cause inconsistent apheresis cell recovery in relapsed or refractory patients. Celularity believes that its placental-derived CAR-T cell, CyCART-19, is a scalable solution as it does not have apheresis capacity constraints, and is designed to be manufactured at high volume, and delivered as an on-demand, off-the-shelf, cryopreserved packaged product. Further, placental-derived cells contain an abundance of stem cell memory, which confers greater proliferative potential and increased persistence in vivo.

Pre-Clinical Data

In preclinical studies, placental-derived T cells, which constitute the starting material for CyCART-19, were demonstrated to consist mostly of naïve/T stem cell memory cells (“T scm”), with a small proportion of central memory T cells. Following genetic modification and proliferation/expansion in the laboratory, CyCART-19 cells expressed high levels of naïve/memory markers and low levels of the immune inhibitory molecule PD-1. Furthermore, CyCART-19 cells maintained a higher proportion of T scm, as compared to PBMC-derived CD19 CAR+ T cells, which signifies greater self-renewal, proliferative potential, lymphoid homing and increased ability to persist in vivo.

In vitro, CyCART-19 cells specifically lysed CD19+ targets Daudi (Burkitt’s Lymphoma) and Nalm6 (Acute Lymphoblastic Leukemia) cell lines and secreted pro-inflammatory cytokines and effector proteins in response to these CD19+ targets.

Bioluminescence Imaging	Survival

Vehicle
PBMC CD19-CAR
CyCART-19
D20
D35
D62
D120
AK20190711093345A
AK20190711094144A
AK20190711095827A
AK20190726082754A
AK20190726083446A
AK20190726084830A
AK20190726084830A
Vehicle (n=5)
PBMC CD19-CAR (n=5)
CyCART-19 (n=5)
Vehicle for Re-challenge (n=5)
Survival
100
80
60
40
20
0
0
30
60
90
120
150
180
210
Days
Re-challenge
(d122)

End of Study — CyCART Analysis

% Hu CD45+ CD56- CD3+ CD19 CAR+
(within Live Gate)
Avg:
4.24%
Avg:
21.6%
Avg:
2.22%
%+
50
40
30
20
10
0
-10
Blood
Spleen
Bone Marrow

As shown in the preceding graphics, in mice models, CyCART-19 demonstrated superior anti-lymphoma activities and survival, indicating greater efficacy, persistence and prolonged immune attack upon tumor recharging as compared to adult-blood derived CD19 CAR-T cells. CyCART-19 eliminated tumor and resulted in 100% survival out to 120 days. CyCART-19 “memory” characteristics were demonstrated via extended survival out to 215 days upon tumor rechallenge on day 122, longer persistence, and greater lymphoid homing to the spleen at end of study to elicit prolonged antitumor activities.

Placental-derived T cells are unique in that they can contribute to reduced alloreactivity responses and can be associated with lower incidences and severity of GvHD. As shown in the following graphic, expanded placental-derived T cells did not induce xenogeneic GvHD in in vivo mice models. This is evidenced by 100% survival, no weight loss, no increase in detection of any human CD3+ T cells in treated mice. PBMC-treated mice exhibited significant weight loss, death of all mice and increase of detection of human CD3+ T cells at day 28.

Despite the lack of evidence of GvHD with expanded placental-derived T cells, Celularity does include a CRISPR-mediated T cell receptor alpha constant (“TRAC”), knock-out (“KO”), step in its process as a risk mitigation strategy to prevent GvHD. CyCART-19 transfected cells achieved 97-99% TRAC KO efficiency and demonstrated a loss of functional T cell receptor via lack of response (proliferation) to anti-CD3 restimulation.

Planned Phase 1/2 Clinical Trial

Celularity plans to evaluate CyCART-19 for the treatment of B-cell malignancies (targeting the CD19 receptor) in a Phase 1/2a clinical trial.

The planned Phase 1 study will evaluate safety and dosing, and will include three dose cohorts (40, 120 and 360 x 106 transduced, viable CAR-T cells), in a 3x3 trial design, and will enroll up to 18 patients. The primary endpoint is to determine safety and maximum tolerated dose. Secondary endpoints are overall response rate (“ORR”) (the sum of complete responses and partial responses (“CR+PR”)), duration of response (“DOR”), progression-free survival (“PFS”) and overall survival (“OS”). Celularity also intends to explore the persistence of CyCART-19.

The planned Phase 2 study will evaluate efficacy of CyCART-19 and enroll 80 patients. The primary endpoint is to determine ORR (CR+PR). Secondary endpoints are safety, time to response, DOR, PFS and OS. Celularity also intends to explore the persistence of CyCART-19.

Celularity intends to file an IND in the third quarter of 2021, commence the Phase 1/2a study in the fourth quarter of 2021.

CYNK-001

Celularity’s lead therapeutic program based on its placental-derived unmodified NK cell type is CYNK-001, an allogeneic unmodified NK cell being developed as a treatment for AML and GBM, as well as COVID-19.

Acute myeloid leukemia (“AML”) is the second most common type of leukemia in adults and children comprising about one-third of all adult leukemia cases. While most patients respond well to induction chemotherapy and achieve complete remission (“CR”), two-thirds will relapse after frontline therapy. Celularity is evaluating CYNK-001 administered to newly diagnosed AML patients achieving CR immediately following their induction therapy regimen. Celularity seeks to determine if CYNK-001 further reduces AML burden below measurable residual disease (<0.01%). The rationale is that CYNK-001 can eliminate residual AML blasts following successful induction therapy to delay relapse and improve patients’ eligibility for allogeneic stem cell transplant, which can be curative. Preclinical studies evaluated CYNK-001 in the treatment multiple myeloma (“MM”) and Celularity currently has an open Phase 1 trial in MM, however Celularity is re-evaluating the MM strategy at this time.

GBM is an invasive type of glial tumors of the brain. Radiation and temozolomide chemotherapy is standard of care, but the average clinical benefit is three months and long-term remission of GBM tumors despite surgery is elusive in the majority of patients. Celularity is investigating if CYNK-001 can home to the brain and prime anti-tumor immunity following intravenous infusion. A separate cohort of the clinical study will evaluate the feasibility and efficacy of CYNK-001 administered intratumorally. The impact on the tumor immune microenvironment and GBM tumor killing will be studied in brain biopsy sections following surgical resection.

Pre-Clinical Data

Pre-clinical studies of CYNK-001 showed evidence of significant killing against chronic myeloid leukemia (“CML”), AML and MM, cell lines and primary AML samples. CYNK-001 activation released high concentration of IFN-g, a cytokine favoring Th1 anti-tumor responses, and CYNK-001 exerted up to 60% specific lysis against primary AML samples at an effector:target (E:T) ratio of 3:1.

CYNK-001 in MM preclinical data

Donor ID
101028
101050
100985
101415
97330
Cytotoxicity (%)
80
60
40
20
0
MM285
MM293
MM296
MM306
MM315
MM322

CYNK-001 displayed greater than 20% cytotoxic activity against three out of six primary MM samples containing greater than 50% of plasma cells at an E:T ratio of 3:1.

CYNK-001 with repeated dose showed significantly increased survival in comparison with vehicle control (P<0.05) in an aggressive RPMI8226 mouse model.

CYNK-001 in GBM preclinical data

Cytotoxicity
Cytotoxicity (%)
100
80
60
40
20
0
20:1
10:1
5:1
2.5:1
1:1
0.6:1
0.3:1
E:T ratios
K562
U-251
LN-18
U-87MG
U-118MG

•        Single or repeated dose of CYNK-001 significantly reduced BLI signal on D25, 28 and 35 compared with PBS control

•        Repeated dose significantly reduced BLI signal on D25, 28 and 35 compared with CYNK-001 single dose

Phase 1 Trial

Celularity has completed a Phase 1 dose escalation study that enrolled 11 relapsed/refractory AML patients, treating 10 with a single dose of PNK-007, a prior formulation of CYNK-001 that was not cryopreserved. The cell therapy was well tolerated, with no dose-limiting toxicities, no GvHD, and no detectable HLA, allo-antibody. Eight of 10 patients were efficacy evaluable (two were not due to inadequate bone marrow for evaluation) and two of these patients treated with the highest dose had evidence of clinical benefit.

Cohort 1 (1x10⁵ PNK/kg)
Cohort 2 (3x10⁴ PNK/kg)
Cohort 3 (10x10⁶ PNK/kg)
002-1001
006-1002
002-1003
001-1002
007-1001
007-1002
001-1003
002-1004
008-1001
006-1004
N/A, no HLA mismatch available
screen
day 0
day 7
day 14
day 21 -28
N/A
N/A
N/A
N/A CRS
N/A term.
CD56
PNK HLA-A3
PNK HLA-A3
PNK HLA-B27
PNK HLA-B27
subject HLA-B27
PNK HLA-B27
PNK HLA-A2
PNK HLA-A3
Red box identifies samples with detectable PNK persistence

Celularity is currently enrolling a follow-up Phase 1 study for CYNK-001, the cryopreserved NK cell formulation equivalent of PNK-007, in newly diagnosed AML patients achieving CR immediately following their induction therapy regimen. In these patients, Celularity will determine if CYNK-001 further reduces AML burden below measurable residual disease (<0.01%). Eliminating residual AML blasts following successful induction therapy is expected to delay relapse and improve patients’ eligibility for allogeneic stem cell transplant, which can be curative.

Celularity expects to complete enrollment in the first quarter of 2021, hold an end of Phase 1 meeting with the FDA in the first quarter of 2021, and commence a pivotal Phase 2 study in the first quarter of 2021.

Planned Phase 2 Trial

The planned pivotal Phase 2 study will evaluate efficacy of CYNK-001 in AML patients with minimal residual disease (“MRD”). Key eligibility criteria include being in morphological CR with MRD and disease. Patients must also be stem-cell transplant eligible with an identified donor. It is expected to enroll 120 patients in two-arms, with patients randomized (1:1). Patients randomized to Arm A will receive CYNK-001 at the dose determined in Phase 1 and standard of care (allogeneic stem cell transplant (“ASCT”)), Arm B patients will receive only standard of care. The primary endpoint is leukemia free survival at 12 months. Secondary endpoints are OS at 12 months, and MRD conversion rate.

Celularity intends to commence the pivotal Phase 2 study in AML in the first quarter of 2021. Celularity plans to expand the pivotal Phase 2 study to GBM in the second half of 2021.

COVID-19

Studies across humans and mice have established robust activation of NK cells during viral infection regardless of virus class. CYNK-001 cells exhibit robust activation and killing of influenza-infected human epithelial cells in vitro and in vivo. Celularity is investigating if intravenous multi-dosing of CYNK-001 can safely facilitate the clearance of SARS-CoV-2 from patients exhibiting mild to moderate symptoms during the early phase of infection. Enhanced clearance of virus from the lung and airways is hypothesized to rescue susceptible patients from developing COVID-19 and acute respiratory distress syndrome (“ARDS”) associated lung inflammation and deterioration. Celularity is currently enrolling patients in a Phase 1/2 study (“A Phase I/II Study of Human Placental Hematopoietic Stem Cell Derived Natural Killer Cells (CYNK-001) for the Treatment of Adults With COVID-19”) at eight trial sites.

CYNK-101

Celularity’s lead therapeutic candidate based on its placental-derived genetically modified NK cell type is CYNK-101, an allogeneic genetically modified NK cell being developed as a treatment in combination with trastuzumab for HER2+ overexpressing gastric cancer.

Initially, Celularity is pursuing CYNK-101 in combination with trastuzumab to treat gastric cancer. Gastric cancers are among the most common solid tumors worldwide and are a leading cause of cancer related deaths. Gastric cancers are characterized by poor prognosis. HER2 is involved in the pathogenesis and poor outcomes in many tumors including gastric cancers.

Pre-Clinical Data

CYNK-101 demonstrated in vitro and ex vivo enhanced ADCC activities in combination with trastuzumab against gastric cancer cell lines. In vitro, CYNK-101 in combination with trastuzumab showed significant ADCC activity against both gastric cancer cell lines. Ex vivo-CYNK-101 exhibited enhanced cytotoxicity against gastric cell lines in combination with trastuzumab compared to that of IgG control. Compared to pre-infusion CYNK-101, ex vivo-CYNK-101 showed not only a higher ADCC activity against gastric cancer cell lines, but also a more matured NK cell phenotype.

In vitro ADCC activity of CYNK-101 in combination with trastuzumab against NCI-N87 or OE19 at E:T ratio of 2:1

Ex vivo and in vitro CYNK-101 against NCI-N87 at E:T ratio of 0.5:1

% Cytotoxicity
100
80
60
40
20
0
0
5
10
15
20
Hours
ex vivo NK+Herceptin
in vitro NK+Herceptin
in vitro NK+IgG
ex vivo NK+IgG
IgG alone
Herceptin Alone

Ex vivo ADCC activity of CYNK-101 in combination with trastuzumab against NCI-N87 at E:T ratio of 2:1.

Phenotype characterization of ex vivo CYNK-101

CYNK-101 provides a platform for a variety of mAb combination therapies. Improved ADCC response was observed from CYNK-101 in combination with other mAbs (Rituximab, Elotuzumab, Daratumumab), as compared to unmodified CYNK cells against lymphoma cells lines. IND-enabling studies are ongoing to evaluate CYNK-101 in combination with mAbs in subcutaneous and orthotopic tumor models.

Planned Phase 1/2a Trial

Celularity plans to evaluate CYNK-101 for the treatment of HER2+ overexpressing gastric cancer in a Phase 1/2a clinical trial.

The planned Phase 1/2a study will evaluate safety and feasibility, and will include three dose cohorts, in a 3x3 trial design, and will enroll up to 24 trastuzumab-naïve patients with metastatic or advanced unresectable gastric cancer overexpressing HER2. The general objective is to establish maximum tolerated dose and recommended Phase 2 dose.

The primary endpoint of the Phase 1 portion of the trial is safety (maximum tolerated dose) and CR rate. The primary endpoint of the Phase 2a portion (expansion) is PFS at 6 months and CR rate. Secondary endpoints include ORR, DOR, PFS, mOS, safety and pharmacodynamics/translational.

Celularity intends to submit the IND in the second quarter of 2021, commence the Phase 1/2a study in the third quarter of 2021, followed by a pivotal Phase 2 study commencing in the second quarter of 2022.

APPL-001

Celularity is developing the next generation cellular therapies for immune-deregulation diseases and degenerative diseases. In prior clinical studies of unmodified ASCs that were derived from a different location in the placenta, over 50 patients were dosed in multiple Crohn’s disease studies. Clinical response rates were significantly higher in treatment groups compared with the placebo group.

The current lead therapeutic candidate from Celularity’s placental-derived ASC type is APPL-001, a genetically modified placental-derived ASC being developed for the treatment of Crohn’s disease. Celularity is initially evaluating APPL-001 for the treatment of Crohn’s disease.

Phase 1/2a Study Design

The planned Phase 1/2a study will evaluate efficacy of APPL-001 in patients with moderate to severe Crohn’s disease who are refractory to corticosteroids. The primary objective is to assess the clinical efficacy by measuring response and remission rates during the induction phase as well as to explore durability of response during the maintenance phase in subjects with moderate to severe Crohn’s disease. Secondary objectives are to assess clinical improvement by endoscopic measurements and quality of life assessments. The primary endpoint is clinical remission at four-six weeks and after one year. Secondary endpoints are a reduction to the baseline at one year, evaluation of mucosal healing, and one-year, patient-reported outcome of quality of life as measured by Inflammatory Bowel Disease Questionnaire (“IBDQ”).

Celularity intends to submit the IND in the second half of 2021 and commence the Phase 1/2a study in the first half of 2022.

Future Pipeline Opportunities

Celularity plans to utilize the Celularity IMPACT platform to pursue additional targets of interest. These include the additional indications for the four allogeneic cell types currently in the pipeline as well as other targets that might be validated in the future. Celularity’s placental-derived T cell platform has potential to target other receptors.

In addition, Celularity continually surveys the scientific and industry landscape for opportunities to license, partner or acquire technologies that may help it advance current or new cell therapies for the benefit of patients.

Non-Core Legacy Businesses

Degenerative Diseases

The National Cancer Institute defines “degenerative disease” as a disease in which the function or structure of the affected tissues or organs changes for the worse over time. Celularity’s degenerative disease business today is comprised primarily of the sale of its Biovance and Interfyl products, directly or through its exclusive distributor. Biovance is decellularized, dehydrated human amniotic membrane derived from the placenta of a healthy, full-term pregnancy. It is an intact, natural extracellular matrix that provides a foundation for the wound regeneration process and acts as a scaffold for restoration of functional tissue. Interfyl is human connective tissue matrix derived from the placenta of a healthy, full-term pregnancy. It is used by a variety of medical specialists to fill soft tissue deficits resulting from wounds, trauma, or surgery. Celularity is investigating additional biomaterial products for use in treating degenerative diseases as well as applications in degenerative diseases for its proprietary cell therapies and possible combination therapies that use of a biomaterial or biomaterials in combination with a cell therapy. Biovance and Interfyl were developed at Anthrogenesis prior to the Celgene acquisition and sold to HLI by Celgene, and then acquired by Celularity from HLI in May 2017, subject to marketing and distribution rights licensed by HLI to a third party, which rights were acquired by Celularity in May 2018, along with the MIST and UltraMIST Therapy Systems.

In August 2020, Celularity sold the MIST and UltraMIST Therapy Systems to Sanuwave Health, Inc. (“Sanuwave”) and entered into a five-year licensing arrangement that includes: (i) an exclusive Biovance license for distribution and commercialization in the wound care market and (ii) a non-exclusive license for the distribution and commercialization of Interfyl in the wound care market worldwide, except certain Asian jurisdictions, pursuant to which it will receive royalties based on minimum sales thresholds.

Biobanking

Celularity provides a fee-based biobanking service to expectant parents who contract with the company to collect, process, cryogenically preserve and store certain biomaterials that are a by-product of a healthy birth, including umbilical cord blood and placenta derived cells and tissue. Celularity receives a one-time fee for the collection, processing and cryogenic preservation of the biomaterials, and a storage fee to maintain the biomaterials in its biobank payable annually over a period of eighteen years. Celularity acquired its biobanking business in May 2017 from HLI, which HLI operated as LifebankUSA, along with the degenerative disease products, and in October 2018, Celularity acquired CariCord Inc. (“CariCord”), a family cord blood bank.

Manufacturing

Celularity has an approximately 150,000 square foot purpose-built facility located in Florham Park, New Jersey that includes a cGMP-ready manufacturing center, along with dedicated office space and space for shared services. Celularity’s facility includes nine Grade C/ISO-7 and six Grade D/ISO-8 manufacturing suites designed for commercial production of cellular therapies and advanced biomaterials. Celularity has invested resources to optimize its manufacturing process, including the development of improved analytical methods. Celularity plans to continue to invest in process science, product characterization and manufacturing to improve its production and supply chain capabilities over time. Celularity also uses CMOs, as needed, on a non-exclusive basis, and may use CMOs in the future, for certain of its therapeutic candidates.

Celularity’s cellular therapeutic candidates are designed and manufactured via a platform comprised of defined unit operations and technologies. The process is gradually developed from small to larger scales, incorporating compliant procedures to create GMP conditions. Notwithstanding this platform based model, each product is unique and for each new product candidate, a developmental phase is necessary to individually customize each engineering step and to create a robust procedure that can later be implemented in a GMP environment to ensure the production of clinical batches. This work is performed in a research and development environment to evaluate and assess variability in each step of the process in order to define the most reliable production conditions.

Licensing Agreements

Celularity enters into license agreements in the ordinary course of its business. Celularity has in-licensed certain technology from Sorrento that is necessary to research and develop its CyCART-19 program. Because of the broad potential applicability of its placental-derived cellular therapeutic candidates, Celularity may also out license its technology to third parties for development for other indications that it does not intend to pursue. For example, in June 2017, Celularity entered into a license agreement with Lung Biotechnology PBC. Under that license agreement, Celularity granted Lung Biotechnology an exclusive license to placental-derived stem cells in the field of pulmonary diseases and organ transplantation. Celularity has also licensed rights to distribute its degenerative disease products, Biovance and Interfyl, to Sanuwave for a five-year period in connection with the August 2020 sale of other non-core assets.

Further, as part of the acquisition of Anthrogenesis from Celgene, Celularity granted Celgene a worldwide, royalty-free, fully-paid up, non-exclusive license, to use certain intellectual property for both research and commercial purposes, and granted Celgene the CVRs, which provide it the right to future milestone and royalty payments in certain circumstances. See the section entitled “— Celularity’s Team and Corporate History — Celgene Corporation” for a description of the ongoing relationship between Celularity and Celgene, including the out license agreement and the CVRs.

Sorrento Therapeutics, Inc.

In September 2020, Celularity entered into a license and transfer agreement (the “Sorrento Agreement”) with Sorrento. Pursuant to the Sorrento Agreement, Celularity obtained a worldwide license, with the right to grant sublicenses with Sorrento’s consent, under certain of Sorrento’s intellectual property rights, including patent rights that would be infringed by the use of certain CD19 CAR constructs, to research, develop, use, reproduce, modify, and create derivative works in the field of placenta-derived cells and/or cord blood-derived cells for the treatment of any disease or disorder, and to make, have made, use, sell, offer for sale, import, export, and distribute products for use in connection with Celularity’s research, development, commercialization and exploitation of products combining Sorrento’s proprietary anti-CD19 CAR-T construct and associated CARs with placenta-derived or cord blood-derived cells. The foregoing license is exclusive with respect to certain specified patent rights and non-exclusive with respect to all other intellectual property rights of Sorrento.

Sorrento reserves the right to make, have made, use, sell, offer for sale, import, export, and otherwise research, develop, commercialize and exploit CD19 CAR-T licensed products for use outside the field of placenta-derived cells and/or cord blood-derived cells for the treatment of any disease or disorder and any other products or services that are not CD19 CAR-T licensed products that use or incorporate any CD19 CAR-T constructs or associated CARs.

Under the Sorrento Agreement, Celularity has sole responsibility for the development and commercialization of licensed products, subject to certain reserved rights of Sorrento with respect to CD19 CAR-T products. Celularity is currently negotiating a supply agreement with Sorrento to obtain the continued supply of CAR constructs and licensed products under the Sorrento Agreement. Additionally, Celularity is obligated to use commercially reasonable efforts to develop and commercialize licensed products.

Pursuant to the Sorrento Agreement, Celularity has agreed to assign all right, title and interest in any improvements generated by it to Sorrento’s background intellectual property. Additionally, Celularity has granted Sorrento a non-exclusive, sublicensable, fully paid-up, royalty free, worldwide license under any new inventions that relate to or cover CD19 CAR-T constructs generated by Celularity under the Sorrento Agreement for use in connection with Sorrento’s reserved rights under CD19 CAR-T licensed products and constructs (as described above). Sorrento has the primary right to control the prosecution and maintenance of patents and patent applications arising out of or relating to the Sorrento Agreement, including any patents or patent applications covering the licensed products, while Celularity has the secondary right to pick up prosecution of any such patents and patent applications abandoned by Sorrento.

Under the Sorrento Agreement, Celularity is obligated to pay Sorrento a low double digit percentage of non-royalty sublicensing income payments received by it in connection with a grant of any sublicense for CD19 CAR-T licensed products. Additionally, Celularity is obligated to pay Sorrento a low single-digit royalty on net sales of CD19 CAR-T licensed products in perpetuity. Celularity will also be obligated to pay Sorrento for the supply of the CAR constructs and licensed products pursuant to the supply agreement, once finalized, which Celularity expects to be based on the cost plus a percentage, with no guaranteed minimums.

Either party may terminate the Sorrento Agreement upon an uncured material breach of the Sorrento Agreement by the other party. Additionally, after the first anniversary of the effective date of the Sorrento Agreement, Celularity has the right to terminate the Sorrento Agreement at any time upon specified written notice to Sorrento.

Intellectual Property

Celularity’s commercial success depends in part on its ability to obtain and maintain proprietary protection for the technologies supporting the Celularity IMPACT platform, and its lead cellular therapeutic candidates, CyCART-19, CYNK-001, CYNK-101, and APPL-001, and future therapeutic candidates, as well as novel discoveries, product development technologies, and know-how. Celularity’s commercial success also depends in part on its ability to operate without infringing on the proprietary rights of others and to prevent others from infringing its proprietary rights. Celularity’s policy is to develop and maintain protection of its proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and applications related to its technology, inventions, and improvements that are important to the development and implementation of its business.

Celularity also relies on trademarks, trade secrets, know-how, continuing technological innovation, confidentiality agreements, and invention assignment agreements to develop and maintain its proprietary position. The confidentiality agreements are designed to protect its proprietary information and the invention assignment agreements are designed to grant it ownership of technologies that are developed for it by its employees, consultants, or other third parties. Celularity seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Celularity has confidence in its agreements and security measures, either may be breached, and Celularity may not have adequate remedies. In addition, its trade secrets may otherwise become known or independently discovered by competitors.

With respect to both licensed and company-owned intellectual property, Celularity cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future, nor can Celularity be sure that any of its existing patents or any patents that may be granted to it in the future will be commercially useful in protecting its commercial therapeutics and methods of using and manufacturing the same.

Celularity is actively building its intellectual property portfolio around the Celularity IMPACT platform, its four allogeneic cell types and its therapeutic candidates based on its own intellectual property as well as licensed intellectual property. Celularity is the owner of, co-owner of, or the licensee of over 1,500 patents and patent applications in the United States and worldwide protecting the Celularity IMPACT platform, its processes, technologies and current key cell therapy programs.

Celularity’s patent portfolio includes patents and patent applications directed toward its four allogeneic placental-derived cell types: CAR-T cells, unmodified NK cells, genetically modified NK cells and ASCs. Celularity has approximately five patent families comprising licensed CAR-T patents and owned placental-derived CAR-T patents directed toward early CAR receptor technology, CAR receptor method and composition, anti-CD19 CAR receptor and product characterization. Patents issuing from these families have expected expiry dates ranging from 2039 to 2040. Celularity has approximately 15 patent families directed toward its NK cells (both unmodified and genetically modified), process, treatment of indications, and product characterization. Patents issuing from these families have expected expiry dates ranging from 2028 to 2041. Celularity has approximately 25 patent families protecting its placental-derived ASCs, covering product characterization and method of production, as well as product description and indications, and which have expiry dates ranging from 2021 to 2040.

More generally, Celularity’s patent portfolio and filing strategy is designed to provide multiple layers of protection by pursuing claims directed toward composition of matter, methods of making, and methods of use, amongst others. Celularity strives to protect and enhance the proprietary technologies that it believes are important to its business, including seeking patent protection intended to cover its technology and related technologies and uses thereof.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Celularity files, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for a patent term extension of up to five years under the Hatch-Waxman Act, which is designed to, among other things, compensate for the patent term lost during the FDA regulatory review process. The length of the patent term extension is calculated based on the length of time it takes for regulatory review. A patent term extension under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be restored. Moreover, a patent can only be restored once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.

Competition

Celularity’s products will compete with novel therapies developed by biopharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions, in addition to existing standard of care treatments.

Due to the promising therapeutic effect of cell therapies in clinical trials, Celularity anticipates increasing competition from existing and new companies developing these therapies, as well as in the development of allogeneic cell therapies.

Potential cell therapy competitors include:

•        CyCART-19; allogeneic CAR-T cell therapies: Allogene Therapeutics, Inc., Atara Biotherapeutics, Inc., Cellectis S.A., Fate Therapeutics Inc. and Precision Biosciences, Inc.

•        CYNK-101 and CYNK-001; allogeneic NK cell therapies: Fate Therapeutics Inc., Kiadis Pharma N.V., NantKwest, Inc. and Nkarta, Inc.

•        APPL-001; allogeneic ASC therapies: Mesoblast Limited.

•        Cell therapy competition: Allogene Therapeutics, Inc., Atara Biotherapeutics, Inc., Adaptimmune Therapeutics PLC, Celyad S.A., CRISPR Therapeutics AG, Intellia Therapeutics, Inc., Gilead Sciences, Inc. (acquired Kite Pharma, Inc.), Poseida Therapeutics, Inc., Precision Biosciences, Inc. and Sangamo Therapeutics, Inc.

Competition will also arise from non-cell-based therapies pursued by small-cap biotechnology and large-cap pharmaceutical companies including Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc. and F. Hoffmann-La Roche AG.

Many of Celularity’s competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, pre-clinical testing, clinical trials, manufacturing and marketing than Celularity does. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors.

Celularity’s commercial potential could be reduced or eliminated if its competitors develop and commercialize therapeutics that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than cellular therapeutics that Celularity may develop. Celularity’s competitors also may obtain FDA or other regulatory approval for their therapies more rapidly than it may obtain approval for its, which could result in Celularity’s competitors establishing a strong market position before it is able to enter the market or make development efforts more complicated. The key competitive factors affecting the success of all of Celularity’s programs are likely to be efficacy, safety and convenience.

These competitors may also vie for a similar pool of qualified scientific and management talent, sites and patient populations for clinical trials, as well as for technologies complementary to, or necessary for, Celularity’s programs.

Government Regulation and Product Approval

As a biopharmaceutical company that operates in the United States, Celularity is subject to extensive regulation. Its cell therapeutics will be regulated as biologics. With this classification, commercial production of Celularity’s cellular therapeutics will need to occur in registered facilities in compliance with cGMP for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization. Celularity’s cellular therapeutic candidates are considered more than minimally manipulated and will require evaluation in clinical trials and the submission and approval of a BLA before it can market them.

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those Celularity is developing. Celularity’s therapeutic candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, Celularity’s activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act (“FDCA”), the Public Health Service Act (the “PHSA”) and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on it. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•        completion of nonclinical laboratory tests and animal studies according to good laboratory practices (“GLPs”) and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•        submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•        approval by an independent Institutional Review Board (“IRB”) or ethics committee at each clinical site before the trial is commenced;

•        performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (“GCPs”) and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•        submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•        satisfactory completion of an FDA Advisory Committee review, if applicable;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (“GTPs”) for the use of human cellular and tissue products;

•        potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•        FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including Celularity’s cellular therapeutic candidates, in humans, the therapeutic candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, Celularity cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

In addition to the IND submission process, sponsors of certain clinical studies of cells containing recombinant or synthetic nucleic acid molecules, including human gene transfer studies, must comply with the National Institutes of Health’s (“NIH”) Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules (“NIH Guidelines”). The NIH Guidelines set forth the principles and requirements for NIH and institutional oversight of research with recombinant or synthetic nucleic acid molecules, including the standards for investigators and institutions to follow to ensure the safe handling and containment of such molecules. Although compliance with the NIH Guidelines is mandatory for research conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. A study subject to the NIH Guidelines may not begin until the Institutional Biosafety Committee (the “IBC”) approves the protocol, and the IBC cannot approve the protocol until confirmation from the NIH that such registration is complete.

Clinical trials involve the administration of the biological product candidate to patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        Phase 1.    The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•        Phase 2.    The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•        Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human cellular therapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of cellular therapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA submission must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended (the “PDUFA”), each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”), is necessary to assure the safe use of the biological product. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the therapeutic unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the therapeutic within required specifications. For cellular therapies, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based therapeutics (“HCT/Cs”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. In November 2017, the FDA released a guidance document entitled “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue – Based Products: Minimal Manipulation and Homologous Use – Guidance for Industry and Food and Drug Administration Staff”, which it revised and reissued in July 2020 (the “Guidance”). The document confirmed the FDA’s stance that sheet forms of amniotic tissue are appropriately regulated as solely Section 361 HCT/Ps when manufactured in accordance with 21 CFR Part 1271 and intended for use as a barrier or covering. The primary intent of the GTP requirements is to ensure that cell and tissue-based therapeutics are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Cs with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

The Guidance stated that the FDA intends to exercise enforcement discretion under limited conditions with respect to the IND application and pre-market approval requirements for certain HCT/Ps for a period of 36 months from the date of the guidance, which period of enforcement discretion was extended in July 2020 to expire on May 31, 2021. The FDA’s approach is risk-based, and the guidance clarified that high-risk products and uses could be subject to immediate enforcement action.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Celularity interprets the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a therapeutic receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the therapeutic. Further, the FDA may require that certain contraindications, warnings or precautions be included in the labeling. The FDA may impose restrictions and conditions on distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved therapeutics that have been commercialized.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a therapeutic has orphan designation, a pediatric assessment may still be required for any applications to market that same therapeutic for the non-orphan indication(s).

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a therapeutic that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the therapeutic is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the therapeutic with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new therapeutics that meet certain criteria. Specifically, new therapeutics are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the therapeutic and the specific indication for which it is being studied. Unique to a fast track product, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any therapeutic, submitted to the FDA for approval, including a therapeutic with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A therapeutic is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed therapeutics. The FDA will attempt to direct additional resources to the evaluation of an application for a new therapeutic designated for priority review in an effort to facilitate the review. Additionally, a therapeutic may be eligible for accelerated approval. Therapeutics studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. In addition, breakthrough therapy designation is intended to expedite the development and review of therapeutics that treat serious or life-threatening conditions. The designation by FDA requires preliminary clinical evidence that a therapeutic candidate, alone or in combination with other drugs and biologics, demonstrates substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include (i) holding meetings with the sponsor and the review team throughout the development of the therapy, (ii) providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable, (iii) involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review, (iv) assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor and (v) considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same product if relevant criteria are met. If a product is designated as breakthrough therapy, FDA will expedite the development and review of such product.

Fast track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any therapeutics for which Celularity receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physicians deems such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. A company that is found to have promoted off-label use of its product may be subject to significant liability, including administrative, civil and criminal sanctions.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Celularity’s therapeutics under development.

U.S. Marketing Exclusivity

The Biologics Price Competition and Innovation Act (the “BPCIA”), amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This 12-year period of data exclusivity may be extended by six months, for a total of 12.5 years, if the FDA requests that the innovator company conduct pediatric clinical investigations of the product.

Depending upon the timing, duration and specifics of the FDA approval of the use of Celularity’s therapeutic candidates, some of its U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved therapeutic is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Celularity may intend to apply for restoration of patent term for one of its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Federal and State Licenses and Registrations

The health care industry is subject to stringent regulation by a wide range of authorities. Accordingly, Celularity’s business requires it to maintain certain licenses, registrations, permits, authorizations, approvals, certifications, accreditations and other types of federal, state, and local governmental permissions and to comply with various regulations in every jurisdiction in which it operates. For example, Celularity is required to maintain licenses and registrations in several states, and has obtained biologics, tissue bank and blood bank licenses, permits and registrations in states where such licensure is required for Celularity to market and support its products and services. Some states, such as New York, impose state law restrictions on products that have not been the subject of a BLA based upon their interpretation of guidance issued under federal law, including the FDA’s guidance on HCT/Ps, which can lead to different, and potentially conflicting, regulatory frameworks applicable to Celularity’s degenerative disease products on a state by state basis. Celularity also maintains an annual registration with the FDA as a tissue bank, and national accreditation by the American Association of Blood Banks. The failure to comply with such licensure requirements can result in enforcement actions, including the revocation or suspension of the licenses, registrations or accreditations, or subject Celularity to plans of correction, monitoring, civil money penalties, civil injunctive action and/or criminal penalties.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, Celularity’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice (“DOJ”), and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, Celularity’s business practices, including its research and sales, marketing and scientific/educational grant programs may be required to comply with the fraud and abuse provisions of the Social Security Act, the false claims laws, the data privacy and security provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), federal transparency requirements and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for, either the referral of an individual for, or the purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Celularity’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. In addition, the Affordable Care Act codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (discussed below).

The federal civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have knowingly presented or caused to be presented a false or fraudulent claim to, among others, a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. Pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, pharmaceutical and other healthcare companies also have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Celularity may be subject to data privacy and security regulations by both the federal government and the states in which it conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their implementing regulations, imposes requirements on certain types of individuals and entities, including covered entities (i.e., certain healthcare providers, health plans and healthcare clearinghouses), relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates (and their subcontractors) that are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act created under the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) annually report information to CMS related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In order to distribute therapeutics commercially, Celularity must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states and local jurisdictions have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Celularity’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

If Celularity’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to it, it may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if Celularity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any therapeutic candidates for which Celularity obtains regulatory approval. In the United States and certain markets in other countries, sales of any therapeutics for which it receives regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. No uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or from establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Celularity may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of its therapeutics, in addition to the costs required to obtain the FDA approvals. Celularity’s therapeutic candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a therapeutic does not assure that other payors will also provide coverage for the therapeutic. Adequate third-party reimbursement may not be available to enable Celularity to maintain price levels sufficient to realize an appropriate return on its investment in therapeutic development.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. Accordingly, in markets outside the United States, the reimbursement for Celularity’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The marketability of any therapeutic candidates for which Celularity receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and Celularity expects will continue to increase the pressure on healthcare pricing. For example, actions by federal and state governments and health plans may put additional downward pressure on pharmaceutical pricing and health care costs, which could negatively impact coverage and reimbursement for Celularity’s products if approved, Celularity’s revenue, and Celularity’s ability to compete with other marketed products and to recoup the costs of Celularity’s research and development. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more therapeutics for which it receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell therapeutic candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•        an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

•        an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

•        a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•        extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•        expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•        expansion of the entities eligible for discounts under the 340B Drug Discount Program;

•        a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•        expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•        a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•        requirements to report certain financial arrangements with physicians and teaching hospitals;

•        a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

•        establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•        a licensure framework for follow on biologic products.

There remain executive, legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements or implementation of certain requirements mandated by the Affordable Care Act. Concurrently, Congress has considered legislation that would repeal, or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. For example, in December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance as part of the Tax Act. Further, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act-mandated “Cadillac” tax on certain high cost employer-sponsored insurance plans and the medical device excise tax on non-exempt medical devices, and, effective January 1, 2021, also eliminates the health insurer tax. Moreover, the Bipartisan Budget Act of 2018, effective January 1, 2019 (“BBA”), among other things, amended the Affordable Care Act to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas United States District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was effectively repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the United States Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The United States Supreme Court is currently reviewing the case, although it is uncertain when or how the Supreme Court will rule. Accordingly, the ultimate content, timing or effect of any healthcare reform legislation on the United States healthcare industry is unclear.

Celularity anticipates that the Affordable Care Act, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that it receives for any approved therapeutic, and could seriously harm its business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Celularity from being able to generate revenue, attain profitability, or commercialize its therapeutics. Such reforms could have an adverse effect on anticipated revenue from therapeutic candidates that it may successfully develop and for which it may obtain regulatory approval and may affect Celularity’s overall financial condition and ability to develop therapeutic candidates.

Further legislation or regulation could be passed that could harm Celularity’s business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Further, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent United States Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump Administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, on March 10, 2020, the Trump Administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. The Trump Administration also previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services (“HHS”), has solicited feedback on some of these measures and has implemented others under its existing authority. Additionally, on July 24, 2020, and September 13, 2020, the Trump Administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 14, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. The likelihood of implementation of any of the other Trump Administration reform initiatives is uncertain, particularly in light of the new incoming Presidential administration. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring Celularity to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect Celularity’s business. These and other laws govern Celularity’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, its operations. If Celularity’s operations result in contamination of the environment or expose individuals to hazardous substances, it could be liable for damages and governmental fines. Celularity believes that it is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on its business. Celularity cannot predict, however, how changes in these laws may affect its future operations.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, Celularity will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of its therapeutics. Whether or not Celularity obtains FDA approval of a therapeutic, Celularity must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the therapeutic in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, Celularity must submit a Market Authorization Application. The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Celularity fails to comply with applicable foreign regulatory requirements, Celularity may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of therapeutics, operating restrictions and criminal prosecution.

Employees and Human Capital Resources

As of September 30, 2020, Celularity had 155 full-time employees. Of these employees, 20 held Ph.D. or M.D. degrees, 21 were engaged in research and development, 13 were engaged clinical development and 23 were engaged in technical operations. Substantially all of its employees are located in Florham Park, New Jersey. Celularity’s employees are not represented by labor unions or covered by collective bargaining agreements. Celularity considers its relationship with its employees to be good.

Celularity’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees. The principal purposes of Celularity’s incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

Celularity occupies approximately 150,000 square feet of office, laboratory and manufacturing space in Florham Park, New Jersey under a lease expiring in 2036, which it uses as its principal place of business. Celularity leases additional properties in New Jersey. Celularity believes that its existing facilities and other available properties will be sufficient for its needs for the foreseeable future.

Legal Proceedings

From time to time, Celularity may become involved in litigation or other legal proceedings. Celularity is not currently a party to any litigation or legal proceedings that, in the opinion of its management, are likely to have a material adverse effect on its business. Regardless of outcome, litigation can have an adverse impact on Celularity because of defense and settlement costs, diversion of management resources and other factors.

CELULARITY’S EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of Celularity’s named executive officers who are expected to be executive officers of New Celularity. This discussion may contain forward-looking statements that are based on New Celularity’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that New Celularity adopts may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this section to Celularity refer to Celularity and/or its subsidiaries prior to the consummation of the Business Combination and to New Celularity and its subsidiaries after the Business Combination.

To achieve Celularity’s goals, Celularity has designed, and intends to modify as necessary, its compensation and benefits programs to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Celularity’s goals. Celularity believes its compensation programs should promote the success of the company and align executive incentives with the long-term interests of its stockholders. This section provides an overview of Celularity’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

The Celularity Board, with input from its Chief Executive Officer, has historically determined the compensation for Celularity’s named executive officers. Celularity’s named executive officers for the year ended December 31, 2020, each of whom is expected to be an executive officer of New Celularity, were Dr. Hariri, Celularity’s Chief Executive Officer, Mr. Beers, Celularity’s Chief Financial Officer, and Dr. Zhang, Celularity’s Executive Vice President and Chief Scientific Officer.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of Celularity’s named executive officers for the year ended December 31, 2020.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Option awards ($)(3)	Non-Equity Incentive Plan Compensation(4)	All other compensation ($)(5)	Total ($)
Robert J. Hariri, M.D., Ph.D.	2020	1,200,000	—	845,845	—	35,809	2,081,654
Chief Executive Officer

David C. Beers	2020	337,500	—	1,225,000	—	33,758	1,596,258
Chief Financial Officer

Xiaokui Zhang, Ph.D.	2020	350,000	90,000	2,371,944	—	19,826	2,831,770
Executive Vice President and Chief Scientific Officer

____________

(1)      Salary amounts represent actual amounts earned during 2020. For Mr. Beers, amount is pro rata reflecting his mid-January 2020 start date.

(2)      The amount reported represents the first payment of a $180,000 retention bonus payable in two installments, the first of which was earned on December 31, 2020, the remainder of which will be earned if Dr. Zhang remains employed with Celularity through December 31, 2021.

(3)      Amounts reported represent the aggregate grant date fair value of the stock options granted to the named executive officers during 2020 under Celularity’s 2017 Equity Incentive Plan, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to Celularity’s audited consolidated financial statements included elsewhere in this prospectus/proxy statement. This amount does not reflect the actual economic value that may be realized by the named executive officer, which will depend on factors including the continued service of the executive and the future value of New Celularity’s stock.

(4)      Non-equity incentive plan bonuses earned in 2020 have not yet been determined.

(5)      This column reflects the aggregate value of other categories of payment, consisting of (i) for Dr. Hariri, $11,200 for 401(k), $24,069 for health insurance coverage and $540 for life insurance coverage; (ii) for Mr. Beers, $11,200 for 401(k), $22,063 for health insurance coverage and $495 for life insurance coverage; and (iii), for Dr. Zhang, $11,200 for 401(k), $8,086 for health insurance coverage and $540 for life insurance coverage.

Narrative Disclosure to Summary Compensation Table

Annual Base Salary is provided below.

Name	2020 Base Salary ($)
Robert J. Hariri, M.D., Ph.D.	1,200,000
David C. Beers	337,500
Xiaokui Zhang, Ph.D.	350,000

The base salary of Celularity’s executive officers is generally determined and approved by its compensation committee of its board of directors in connection with the executive officer’s commencement of employment. The annual base salaries of Celularity’s named executive officers are generally reviewed, determined and approved by its compensation committee periodically in order to compensate its named executive officers for the satisfactory performance of duties to Celularity. Annual base salaries are intended to provide a fixed component of compensation to Celularity’s named executive officers, reflecting their skill sets, experience, roles and responsibilities.

Bonus Compensation

From time to time Celularity’s board of directors or compensation committee may approve bonuses for its executive officers based on individual performance, company performance or as otherwise determined appropriate. In 2020, Dr. Hariri was entitled to a target bonus equal to 100% of his base salary, Mr. Beers 50% and Dr. Zhang 45%. Target bonus amounts for Celularity’s named executive officers in 2020 varied based on their role with Celularity, and such amounts for 2020 have not yet been determined. Dr. Zhang was also awarded a $180,000 retention bonus, payable in two equal installments if she remains employed on each of December 31, 2020 and 2021.

Equity-Based Incentive Awards

Celularity’s equity-based incentive awards are designed to align Celularity’s interests and those of Celularity’s stockholders with those of Celularity’s employees and consultants, including Celularity’s executive officers. The board of directors is responsible for approving equity grants. As of the date of this prospectus, stock option awards were the only form of equity awards we have granted to any of Celularity’s executive officers.

Celularity has historically used stock options as an incentive for long-term compensation to its executive officers because the stock options allow its executive officers to profit from this form of equity compensation only if its stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of Celularity’s common stock on the date of grant. Celularity may grant equity awards at such times as Celularity’s board of directors determines appropriate. Celularity’s executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

All stock options have been granted pursuant to Celularity’s 2017 Equity Incentive Plan. Upon consummation of the Business Combination, New Celularity will grant equity incentive awards under the terms of the 2021 Plan. See the section of this proxy statement/prospectus entitled “Proposal No. 7 — The Equity Incentive Plan Proposal.”

All options are granted with an exercise price per share that is no less than the fair market value of Celularity’s common stock on the date of grant of such award. Stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “— Outstanding Equity Awards at Fiscal Year-End.”

In addition to the stock options to acquire 4,100,000 shares that are expected to be granted under the 2021 Plan upon consummation of the Business Combination to the named executive officers under the terms of their new employment agreements as described below under “— Agreements with Celularity’s Named Executive Officers and Potential Payments Upon Termination of Employment or Change In Control”, the Celularity board of directors has also authorized the grant of options to acquire 2,500,000 shares to Dr. Hariri and 100,000 shares to Mr. Beers. Celularity expects to grant these options under the 2017 Equity Incentive Plan prior to consummation of the Business Combination.

Agreements with Celularity’s Named Executive Officers and Potential Payments Upon Termination of Employment or Change in Control

Celularity does not currently maintain employment agreements with its executive officers. Its executive officers currently serve on an at-will basis and their compensation is determined by the Celularity Board. Celularity has entered into change of control severance agreements with its executives other than Dr. Hariri that set forth compensation payable upon a separation from service in connection with a change in control, including (i) continued payment of base salary for six months following separation (less applicable tax withholdings), (ii) the cost of COBRA premium coverage for six months, (iii) target incentive bonus for the year of separation, prorated for six months, (iv) for each year of continuous service, an additional month of continued base salary, COBRA premium coverage costs and target incentive bonus for up to 18 months, and (iv) vesting of all unvested time-based equity awards issued under the 2017 Equity Incentive Plan, but such agreements will be superseded by employment agreements with Celularity and of no effect as of the completion of the Business Combination. Each of Dr. Hariri, Mr. Beers and Dr Zhang, as summarized below, has entered into amended and restated employment agreements (which we refer to as the “employment agreements”) with Celularity that will take effect upon completion of the Business Combination, which are filed as exhibits hereto. The material terms of each of these agreements are described below. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with Celularity’s named executive officers, please see the descriptions below that summarize the potential payments provided for in their respective employment agreements.

Named Executive Officers

Robert J. Hariri, M.D., Ph.D.

Celularity entered into an employment agreement dated that will take effect upon, and is contingent upon, the closing of the Business Combination, setting forth the terms of Dr. Hariri’s employment as New Celularity’s Chief Executive Officer. The employment agreement incorporates Celularity’s Employee Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement, which Dr. Hariri signed in connection with the employment agreement.

Pursuant to the employment agreement, Dr. Hariri is entitled to an initial annual base salary of $1,200,000. Dr. Hariri’s employment agreement also provides for an annual target bonus of up to 75% of his base salary. Receipt of an annual bonus is subject to achievement of individual and company-wide annual performance goals, as set by New Celularity and confirmed by its board of directors. Subject to approval of the New Celularity Board, upon the closing of the Business Combination, Dr. Hariri will be granted an option to purchase 3,500,000 shares of New Celularity common stock under the 2021 Plan at an exercise price equal to the fair market value of New Celularity’s common stock on the grant date. This option grant will be subject to both a performance vesting and a service vesting schedule as follows: 50% of the shares subject to this option will vest based on Dr. Hariri’s continuous service with New Celularity over a four year period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the closing date of the Business Combination and the remaining shares in 36 monthly installments thereafter. The remaining 50% of the shares subject to the option will vest based on achievement of performance milestones to be established by the compensation committee of the New Celularity Board during the first quarter of 2021. Dr. Hariri’s employment agreement provides that he is eligible to participate in New Celularity’s standard benefit plans maintained for the benefit of New Celularity’s similarly-situated employees.

Under Dr. Hariri’s employment agreement, if he resigns for “good reason” or New Celularity terminates Dr. Hariri’s employment without “cause” (each as defined in the employment agreement, and excluding a termination on account of Dr. Hariri’s death or disability), and if such termination or resignation is not in connection with a “change in control” (as defined in the New Celularity’s 2021 Plan), then Dr. Hariri will be eligible to receive (i) continued payment of his base salary for 24 months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to 18 months, (iii) a prorated bonus for the year of termination paid in a lump sum, and (iv) 24 months’ of accelerated vesting of Dr. Hariri’s unvested time-based equity awards. As a condition to receiving the foregoing severance benefits, Dr. Hariri must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity, return all company property and confidential information in his possession, comply with his post-termination obligations, and resign from any positions held with New Celularity.

Under Dr. Hariri’s employment agreement, if he resigns for “good reason” or New Celularity terminates Dr. Hariri’s employment without “cause”, and excluding a termination on account of Dr. Hariri’s death or disability), and if such termination or resignation occurs within three months prior to or within 12 months following the effective date of a “change in control”, then Dr. Hariri will be eligible to receive (i) continued payment of his base salary for 36 months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to 18 months, (iii) 100% of his target bonus for the calendar year of termination paid in a lump sum, and (iv) full acceleration of the vesting of Dr. Hariri’s unvested equity awards. As a condition to receiving the foregoing severance benefits, Dr. Hariri must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity, return all company property and confidential information in his possession, comply with his post-termination obligations, and resign from any positions held with New Celularity.

Under Dr. Hariri’s employment agreement, if payments and benefits payable to Dr. Hariri in connection with a change in control are subject to Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, then such payments and benefits will equal an amount determined by New Celularity in good faith to be the maximum amount that may be provided to Dr. Hariri so that the Section 4999 excise tax does not apply, or the largest portion of the payments after taking into account all applicable taxes, whichever results in Dr. Hariri receiving the greater economic benefit on an after-tax basis notwithstanding that some or all of the payment or benefit may be subject to excise tax.

Under Dr. Hariri’s employment agreement, if Dr. Hariri is terminated on account of his death or “disability” (as defined in the employment agreement), then Dr. Hariri (or his legal representatives, in the event of his death) will be eligible to receive a prorated bonus for the year of termination paid in a lump sum. As a condition to receiving the foregoing payment, Dr. Hariri (or his legal representatives, in the event of his death) must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity.

David C. Beers

Celularity entered into an employment agreement that will take effect upon, and is contingent upon, the closing of the Business Combination, setting forth the terms of Mr. Beers’s employment as New Celularity’s Chief Financial Officer. The employment agreement incorporates Celularity’s Employee Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement, which Mr. Beers signed in connection with the employment agreement.

Pursuant to the employment agreement, Mr. Beers is entitled to an initial annual base salary of $375,000. Mr. Beers’s employment agreement also provides for an annual target bonus of up to 40% of his base salary. Receipt of an annual bonus is subject to achievement of individual and company-wide annual performance goals, as set by New Celularity and confirmed by the New Celularity Board. Subject to approval of the New Celularity Board, upon the closing of the Business Combination, Mr. Beers will be granted an option to purchase 100,000 shares of New Celularity common stock under the 2021 Plan at an exercise price equal to the fair market value of New Celularity’s common stock on the grant date. This option grant will be subject to both a performance vesting and a service vesting schedule as follows: 50% of the shares subject to this option will vest based on Mr. Beers’ continuous service with New Celularity over a four year period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the closing date of the Business Combination and the remaining shares in 48 monthly installments thereafter. The remaining 50% of the shares subject to the option will vest based on achievement of performance milestones to be established by the compensation committee of the New Celularity Board during the first quarter of 2021. Mr. Beers’s employment agreement provides that he is eligible to participate in New Celularity’s standard benefit plans maintained for the benefit of the New Celularity’s similarly-situated employees.

Under Mr. Beers’s employment agreement, if he resigns for “good reason” or New Celularity terminates Mr. Beers’s employment without “cause” (each as defined in the employment agreement, and excluding a termination on account of Mr. Beers’s death or disability), and if such termination or resignation is not in connection with a “change in control” (as defined in New Celularity’s 2021 Plan), then Mr. Beers will be eligible to receive (i) continued payment of his base salary for nine months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to nine months, (iii) a prorated bonus for the year of termination paid in a lump sum, and (iv) nine months’ of accelerated vesting of Mr. Beers’s unvested time-based equity awards. As a condition to receiving the foregoing severance benefits, Mr. Beers must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity, return all company property and confidential information in his possession, comply with his post-termination obligations, and resign from any positions held with New Celularity.

Under Mr. Beers’s employment agreement, if he resigns for “good reason” or New Celularity terminates Mr. Beers’s employment without “cause”, and if such termination or resignation occurs within three months prior to or within 12 months following the effective date of a “change in control” , then Mr. Beers will be eligible to receive (i) continued payment of his base salary for 12 months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to 12 months, (iii) 100% of his target bonus for the calendar year of termination paid in a lump sum, and (iv) full acceleration of the vesting of Mr. Beers’s unvested equity awards. As a condition to receiving the foregoing severance benefits, Mr. Beers must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity, return all company property and confidential information in his possession, comply with his post-termination obligations, and resign from any positions held with New Celularity.

Under Mr. Beers’s employment agreement, if payments and benefits payable to Mr. Beers in connection with a change in control are subject to Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, then such payments and benefits will equal an amount determined by New Celularity in good faith to be the maximum amount that may be provided to Mr. Beers so that the Section 4999 excise tax does not apply, or the largest portion of the payments after taking into account all applicable taxes, whichever results in Mr. Beers receiving the greater economic benefit on an after-tax basis notwithstanding that some or all of the payment or benefit may be subject to excise tax.

Under Mr. Beers’s employment agreement, if Mr. Beers is terminated on account of his death or “disability” (as defined in the employment agreement), then Mr. Beers (or his legal representatives, in the event of his death) will be eligible to receive a prorated bonus for the year of termination paid in a lump sum. As a condition to receiving the foregoing payment, Mr. Beers (or his legal representatives, in the event of his death) must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity.

Xiaokui Zhang, Ph.D.

Celularity entered into an employment agreement that will take effect upon, and is contingent upon, the closing of Business Combination, setting forth the terms of Dr. Zhang’s employment as New Celularity’s Executive Vice President and Chief Scientific Officer. The employment agreement incorporates Celularity’s Employee Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement, which Dr. Zhang signed in connection with the employment agreement.

Pursuant to the employment agreement, Dr. Zhang is entitled to an initial annual base salary of $425,000. Dr. Zhang’s employment agreement also provides for an annual target bonus of up to 40% of her base salary. Receipt of an annual bonus is subject to achievement of individual and company-wide annual performance goals, as set by New Celularity and confirmed by the New Celularity Board. Subject to approval of the New Celularity Board, upon the closing of the Business Combination, Dr. Zhang will be granted an option to purchase 500,000 shares of New Celularity common stock under the 2021 Plan at an exercise price equal to the fair market value of New Celularity’s common stock on the grant date. This option grant will be subject to both a performance vesting and a service vesting schedule as follows: 50% of the shares subject to this option will vest based on

Dr. Zhang’s continuous service with New Celularity over a four year period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the closing date of the Business Combination and the remaining shares in 48 monthly installments thereafter. The remaining 50% of the shares subject to the option will vest based on achievement of performance milestones to be established by the compensation committee of the New Celularity Board during the first quarter of 2021. Dr. Zhang’s employment agreement provides that she is eligible to participate in New Celularity’s standard benefit plans maintained for the benefit of New Celularity’s similarly-situated employees.

Under Dr. Zhang’s employment agreement, if she resigns for “good reason” or New Celularity terminates Dr. Zhang’s employment without “cause” (each as defined in the employment agreement, and excluding a termination on account of Dr. Zhang’s death or disability), and if such termination or resignation is not in connection with a “change in control” (as defined in New Celularity’s 2021 Plan), then Dr. Zhang will be eligible to receive (i) continued payment of her base salary for nine months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to nine months, (iii) a prorated bonus for the year of termination paid in a lump sum, and (iv) nine months’ of accelerated vesting of Dr. Zhang’s unvested time-based equity awards. As a condition to receiving the foregoing severance benefits, Dr. Zhang must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity, return all company property and confidential information in her possession, comply with her post-termination obligations, and resign from any positions held with New Celularity.

Under Dr. Zhang’s employment agreement, if she resigns for “good reason” or New Celularity terminates Dr. Zhang’s employment without “cause”, and excluding a termination on account of Dr. Zhang’s death or disability), and if such termination or resignation occurs within three months prior to or within 12 months following the effective date of a “change in control”, then Dr. Zhang will be eligible to receive (i) continued payment of her base salary for 12 months following the termination (less applicable tax withholdings), (ii) COBRA premium coverage for up to 12 months, (iii) 100% of her target bonus for the calendar year of termination paid in a lump sum, and (iv) full acceleration of the vesting of Dr. Zhang’s unvested equity awards. As a condition to receiving the foregoing severance benefits, Dr. Zhang must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity, return all company property and confidential information in her possession, comply with her post-termination obligations, and resign from any positions held with New Celularity.

Under Dr. Zhang’s employment agreement, if payments and benefits payable to Dr. Zhang in connection with a change in control are subject to Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, then such payments and benefits will equal an amount determined by New Celularity in good faith to be the maximum amount that may be provided to Dr. Zhang so that the Section 4999 excise tax does not apply, or the largest portion of the payments after taking into account all applicable taxes, whichever results in the largest portion of the payments after taking into account all applicable taxes, whichever results in Dr. Zhang receiving the greater economic benefit on an after-tax basis notwithstanding that some or all of the payment or benefit may be subject to excise tax.

Under Dr. Zhang’s employment agreement, if Dr. Zhang is terminated on account of her death or “disability” (as defined in the employment agreement), then Dr. Zhang (or her legal representatives, in the event of her death) will be eligible to receive a prorated bonus for the year of termination paid in a lump sum. As a condition to receiving the foregoing payment, Dr. Zhang (or her legal representatives, in the event of her death) must sign and not revoke a general release contained in a separation agreement in the form presented by New Celularity.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding common stock option awards for each of Celularity’s named executive officers as of December 31, 2020. The table reflects both vested and unvested option awards. The options were granted pursuant to the 2017 Equity Incentive Plan and are subject to time-based vesting.

Option Awards
Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert J. Hariri, M.D., Ph.D.	02/20/18	321,969	(1)	132,576	$2.20	02/20/28
	12/03/18	227,273	(2)	—	$2.98	12/03/28
	02/06/20	125,000	(1)	375,000	$2.84	02/06/30

David C. Beers	05/07/20	—		700,000	$2.84	05/07/30

Xiaokui Zhang, Ph.D.	06/02/17	150,000	(3)	—	$0.21	06/02/27
	02/20/18	25,000	(3)	—	$2.20	02/20/28
	02/20/18	122,632	(1)	36,459	$2.20	02/20/28
	12/03/18	79,546	(2)	—	$2.98	12/03/28
	02/06/20	19,886	(1)	59,660	$2.84	02/06/30
	05/07/20	—		1,278,501	$2.84	05/07/30

Option awards set forth in the above table vest as follows:

____________

(1)      25% vest at one year after grant, and monthly thereafter for three years.

(2)      100% vest at six months after grant.

(3)      20% vest on grant date, with the remainder vesting over 36 months.

Perquisites, Health, Welfare and Retirement Benefits

Celularity’s executive officers, during their employment with it, are eligible to participate in its employee benefit plans, including its medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of its other employees. In addition, Celularity provides a 401(k) plan to its employees, including its executive officers, as discussed in the section below entitled “— 401(k) Plan.”

Celularity generally does not provide perquisites or personal benefits to its named executive officer, except in limited circumstances. Celularity does, however, pay the premiums for medical, dental, group term life, disability and accidental death and dismemberment insurance for all of its employees, including its named executive officers. The New Celularity Board may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in its best interests.

401(k) Plan

Celularity maintains a defined contribution employee retirement plan, or 401(k) plan, for its employees. Celularity’s executive officers are eligible to participate in the 401(k) plan on the same basis as its other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $19,500 for each of calendar years 2020 and 2021. Participants that are 50 years or older can also make “catch-up” contributions, which in each of calendar years 2020 and 2021 may be up to an additional $6,500 above the statutory limit. Celularity currently makes matching contributions into the 401(k) plan on behalf of participants. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

Celularity does not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. New Celularity’s board of directors may elect to provide its officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in its best interests.

Equity Benefit Plans

A summary description of the material features of Celularity’s Amended and Restated 2017 Equity Incentive Plan (the “2017 Plan”), is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2017 Plan and is qualified by reference to the 2017 Plan, and in the form of which is attached to this proxy statement/prospectus as Annex K, and is incorporated by reference in its entirety.

Amended and Restated 2017 Equity Incentive Plan

The Celularity Board originally adopted and its stockholders approved the 2017 Plan on June 2, 2017. The 2017 Plan was subsequently amended and restated on December 3, 2018 and October 22, 2020 by the Celularity Board and on              by Celularity’s stockholders. The 2017 Plan will terminate in connection with the Business Combination, and no further grants will be made under the 2017 Plan. Any outstanding awards granted under the 2017 Plan will remain subject to the terms of the 2017 Plan and the applicable award agreement.

Stock Awards.    The 2017 Plan provides for the grant of options to purchase shares of Celularity’s Common Stock intended to qualify as “incentive stock options” under Section 422 of the Code (“ISOs”), options that do not so qualify (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards and other awards (collectively, “stock awards”). ISOs may be granted only to Celularity’s employees and the employees of Celularity’s parent corporation or subsidiary corporation. All other awards may be granted to Celularity’s employees, directors, and consultants and the employees, directors, and consultants of Celularity’s affiliates. Celularity has granted stock options under the 2017 Plan. Subject to adjustments for changes to the capital structure, the aggregate number of shares of common stock that may be issued pursuant to awards will not exceed 42,079,496 shares. As of September 30, 2020, 23,498,628 stock options to purchase an aggregate of 23,498,628 shares were outstanding, and 2,307,147 shares of Celularity Common Stock were available for future issuance under the 2017 Plan.

If a stock award or any portion thereof granted under the 2017 Plan, (i) expires or otherwise terminates without all shares subject to such award being issued, (ii) is settled in cash, (iii) is forfeited to or repurchased by Celularity because of the failure to meet a contingency or condition required to vest such shares, or (iv) is reacquired by Celularity in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award, then such shares subject to the stock award will once again become available for issuance under the 2017 Plan.

Administration.    The Celularity Board, or a duly authorized committee thereof, has the authority to administer the 2017 Plan. The Celularity Board may also delegate to one or more officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2017 Plan, the plan administrator determines the award recipients, dates of grant, the numbers and types of stock awards to be granted and the applicable fair market value and the provisions of the stock awards, including the period of their exercisability, the vesting schedule applicable to a stock award and any repurchase rights that may apply.

The plan administrator has the authority to modify outstanding awards, including reducing the exercise, purchase or strike price of any outstanding stock award, canceling any outstanding stock award in exchange for new stock awards, cash or other consideration or taking any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2017 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service with Celularity, or any of Celularity’s affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws. If an optionholder’s service with Celularity or any of Celularity’s affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual’s service for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order, (2) a broker-assisted cashless exercise, (3) the tender of cash proceeds from a sale to a third party investor of some of the shares to be exercised, (4) delivery of our common shares, (5) a net exercise of the option if it is an NSO, or (6) deferred payment or a similar arrangement with the optionholder, and (7) other legal consideration approved by the plan administrator.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of Celularity Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all Celularity’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Celularity’s total combined voting power or that of any of Celularity’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Incentive Stock Option Limit.    The maximum number of shares of Celularity Common Stock that may be issued upon the exercise of ISOs under the 2017 Plan is 53,655,600 shares.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft, electronic funds, wire transfer, or money order, (2) past services rendered to Celularity or Celularity’s affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may be subject to a share repurchase option in Celularity’s favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by Celularity upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the Celularity Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Other Awards.    The plan administrator may grant other awards based in whole or in part by reference to Celularity’s common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in Celularity’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class(es) and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class(es) and maximum number of shares that may be issued upon the exercise of ISOs and (3) the class(es) and number of shares and price per share of stock subject to outstanding stock awards.

Change in Control.    The 2017 Plan provides that in the event of a change in control, unless otherwise provided in an award agreement or other written agreement between Celularity and the award holder, the plan administrator may take one or more of the following actions with respect to each stock award, contingent upon the closing or completion of the transaction: (1) arrange for the assumption, continuation or substitution of the stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by Celularity in respect of our common stock issued pursuant to the stock award to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised immediately prior to the effective time of the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Celularity with respect to the stock award, (5) cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the transaction, in exchange for a cash payment, or no payment, as determined by the plan administrator or (6) make a payment, in the form determined by the plan administrator, equal to the excess, if any, of the value of the property the holder would have received upon exercise of the stock award immediately prior to the effective time of the transaction over any exercise price payable by the holder. The plan administrator is not obligated to treat all stock awards or portions thereof in the same manner, and the plan administrator may take different actions with respect to the vested and unvested portions of a stock award.

If the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) refuses to assume, continue, replace with new awards or otherwise substitute a new award for, an outstanding stock award (including unvested outstanding shares), such stock award will become fully vested as of immediately prior to the closing of the change in control.

Under the 2017 Plan, a change in control is generally the consummation of one or more of the following events: (1) any person becomes the owner, directly or indirectly, of our securities representing more than 50% of the combined voting power of our then outstanding securities other than by virtue of a merger, consolidation or similar transaction; (2) a consummated a merger, consolidation or similar transaction involving (directly or indirectly) us and, immediately after such transaction, our stockholders immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving entity in such transaction, or (3) a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of Celularity and its subsidiaries.

Transferability.    A participant generally may not transfer stock awards under the 2017 Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2017 Plan.

Amendment and Termination.    The Celularity Board has the authority to amend, suspend or terminate the 2017 Plan, provided that, with certain exceptions, such action does not materially impair the existing rights of any participant without such participant’s written consent. Unless terminated sooner by the Celularity Board, the 2017 Plan will automatically terminate on June 2, 2027. No stock awards may be granted under the 2017 Plan while it is suspended or terminated. The 2017 Plan will terminate in connection with the Business Combination, and no further grants will be made under the 2017 Plan.

Director Compensation

Celularity adopted in non-employee director compensation policy in August 2020 to provide for payment of compensation for service on the Celularity Board or its committees. Under this policy, non-employee directors are compensated in cash for their board service and service on committees, receive equity, with equity, and reimbursement for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors. Dr. Hariri does not receive additional compensation for his services as a director.

The following table provides the compensation paid to Celularity’s non-employee directors in 2020:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Peter H. Diamandis, M.D.	32,000	—	—	—	—	—	32,000
Lim Kok Thay	20,000	—	—	—	—	—	20,000
John Sculley	39,500	—	—	—	—	—	39,500
Robin L. Smith, M.D., MBA	39,000	—	845,845	—	—	—	884,845
Andrew C. von Eschenbach, M.D.	24,000	—	—	—	—	—	24,000

New Celularity Executive Officer and Director Compensation Following the Business Combination

Following the consummation of the Business Combination, New Celularity intends to develop an executive compensation program that is designed to align compensation with New Celularity’s business objectives and the creation of stockholder value, while enabling New Celularity to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Celularity. Decisions on the executive compensation program will be made by the New Celularity Board and specifically through a Compensation Committee that the New Celularity Board expects to establish.

Executive Compensation

The policies of New Celularity with respect to the compensation of its executive officers and following the Business Combination will be administered by the New Celularity Board in consultation with the Compensation Committee that the New Celularity Board expects to establish. We expect that the compensation policies followed by New Celularity will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of New Celularity and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its Compensation Committee, the New Celularity Board may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees. New Celularity is currently negotiating the terms of new employment agreements with the individuals that are expected to become the senior executive officers of New Celularity (the effectiveness of which will be subject to the successful Closing).

Director Compensation

It is anticipated that the Compensation Committee of the New Celularity Board will determine the annual compensation to be paid to the members of the New Celularity Board upon completion of the Business Combination.

CELULARITY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Celularity is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with a chimeric antigen receptor (“CAR-T”) cells, natural killer (“NK”) cells, and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address a significant unmet global need for effective, accessible and affordable therapeutics. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug (“IND”) applications in 2021. The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells, which Celularity handles at its purpose-built U.S.-based approximately150,000 square foot facility. Celularity believes the use of placental-derived cells, sourced from full-term healthy donors, has potential inherent advantages, both from an economic and scientific perspective. Relative to adult-derived cells, placental-derived cells have demonstrated greater stemness, which means the ability to expand and persist. Further, their immunological naïveté, meaning having an immune system that has never been exposed to a specific antigen, may allow for an improved safety profile. Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s sole use. Celularity believes this a key difference that will enable readily available off-the-shelf treatments that can be delivered faster, more reliably, at greater scale and to more patients.

From a single source material, the postpartum human placenta, Celularity derives four allogeneic cell types: T cells, unmodified NK cells, genetically modified NK cells and ASCs, which have resulted in four key cell therapeutic programs: CyCART-19, CYNK-001, CYNK-101 and APPL-001, focused on six initial indications. CyCART-19 is a placental-derived CAR-T cell therapy, in development for the treatment of B-cell malignancies, initially targeting the CD19 receptor, the construct and related CARs for which are in-licensed from Sorrento Therapeutics, Inc. (“Sorrento”). Celularity plans to file an IND in third quarter of 2021 and commence a Phase 1/2a clinical trial of CyCART-19 in the fourth quarter 2021. CYNK-001 is a placental-derived unmodified NK cell in development for the treatment of acute myeloid leukemia (“AML”), a blood cancer, and for glioblastoma multiforme (“GBM”), a solid tumor cancer, as well as COVID-19. CYNK-001 is currently in Phase 1 trial (for AML and other blood cancers) and Phase 1/2a trial (for GBM and COVID-19), and Celularity plans to commence pivotal Phase 2 trials of CYNK-001 for the treatment of both AML and GBM in 2021. Celularity also plans to submit an IND in 2021 for a genetically modified version of a placental-derived NK-cell, CYNK-101. CYNK-101 will be evaluated in combination with a monoclonal antibody (“mAb”), to target HER2+ cancers, such as gastric cancer. APPL-001 is a placenta-derived ASC being developed for the treatment of Crohn’s disease, a degenerative disease. Celularity intends to submit the IND in the second half of 2021 and commence the Phase 1/2a study of APPL-001 for the treatment of Crohn’s disease in the first half of 2022.

The Celularity IMPACT manufacturing process is a seamless, fully integrated process that is built to optimize speed and scale from sourcing of human full term healthy postpartum donated placentas through proprietary processing methods, cell selection, product-specific chemistry, manufacturing and controls (“CMC”), advanced cell manufacturing and cryopreservation, the result of which is a suite of allogeneic inventory-ready and on demand placental-derived cell therapy products.

Since inception, Celularity has had significant operating losses. Its net loss was $212.1 million for the nine months ended September 30, 2020 and as of September 30, 2020, Celularity had an accumulated deficit of $567.5 million. Celularity’s primary use of cash is to fund operations, which consist primarily of research and development expenses, and to a lesser extent, selling, general and administrative expenses. Cash used to fund operating expenses is impacted by the timing of when it pays these expenses, as reflected in the change in Celularity’s outstanding accounts payable and accrued expenses. Celularity expects to continue to incur net losses for the foreseeable future, and it expects its research and development expenses, selling, general and administrative expenses, and capital expenditures will continue to increase. In particular, Celularity expects its expenses and losses to increase as it continues development of, and seeks regulatory approvals for, its therapeutic candidates, and begins to commercialize any approved therapeutics, as well as hires additional personnel, develops commercial infrastructure for therapeutics, pays fees to outside consultants, lawyers and accountants, and incurs increased costs associated with being a public company such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, insurance and investor relations costs. Celularity’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its clinical trials and its expenditures on other research and development activities.

Based upon Celularity’s current operating plan, Celularity does not believe that its existing cash and cash equivalents as of September 30, 2020 will be sufficient to enable it to fund its operating expenses and capital expenditure requirements through the next twelve months. To date, Celularity has not had any cellular therapeutics approved for sale and has not generated any revenues from the sale of its cellular therapeutics, and Celularity generates limited revenues from its biobanking and degenerative disease businesses. Celularity does not expect to generate any revenues from cellular therapeutic product sales unless and until it successfully completes development and obtains regulatory approval for one or more of its therapeutic candidates, which Celularity expects will take a number of years. If Celularity obtains regulatory approval for any of its therapeutic candidates, Celularity expects to incur significant commercialization expenses related to therapeutic sales, marketing, manufacturing and distribution as its current commercialization efforts are limited to its biobanking and degenerative disease businesses. As a result, until such time, if ever, as Celularity can generate substantial revenue from therapeutics, Celularity expects to finance its cash needs through equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. However, Celularity may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Any failure to raise capital as and when needed could have a negative impact on Celularity’s financial condition and on its ability to pursue its business plans and strategies. If Celularity is unable to raise capital, Celularity will need to delay, reduce or terminate planned activities to reduce costs.

COVID-19 Pandemic

The COVID-19 pandemic has resulted in increased unemployment, commodity and stock market volatility, and uncertainty about conditions that will prevail in the months ahead. The extent of the ultimate impact of the pandemic on Celularity’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, and its impact on potential customers, employees, and vendors, all of which cannot be reasonably predicted at this time. Should this emerging macro-economic risk continue for an extended period, there could be an adverse material impact to Celularity’s financial condition, operating results, and timing and amounts of cash flows.

Although Celularity was able to operate continuously throughout 2020, it implemented “work from home” policies as needed following local health recommendations for non-essential employees and employees whose roles are able to be performed remotely. Management of remote workers can present special challenges and productivity may not be as high for remote workers. Because certain elements of Celularity’s operations (such as processing placental tissue, certain biological assays, translational research and storage of cord blood) cannot be performed remotely, it instituted controls and protocols including mandatory temperature checking, symptom assessment forms, incremental cleaning and sanitization of common surfaces to mitigate risks to employees. Although Celularity has not experienced any material disruption to date, there can be no assurance that its mitigation measures will continue to be effective and that there will not be a disruption to an important element of its business in the future.

Due to a broad decline in economic activity and restrictions on physical access to certain medical facilities, Celularity did experience a decrease in the net revenues of its degenerative disease business due to the pandemic. Selling general and administrative expenses also decreased due to lower commercial expenses in the areas of business impacted by COVID-19 restrictions. As for clinical trials, Celularity did not cancel or postpone enrollment solely due to the risks of COVID-19. However, enrollment in the clinical trial evaluating CYNK-001 for AML experienced some delays in the first half of 2020 as sites assessed their safety protocols and experienced high volumes of COVID-19 patients. Enrollment has continued in the AML trial and remains ongoing. As a result, Celularity had a year-over-year increase in research and development expenses notwithstanding the enrollment delays. Celularity also initiated a clinical trial evaluating CYNK-001 in patients with COVID-19, which necessitated additional research and development and project management resources, a portion of which will be reimbursed from Lung Biotechnology. Celularity believes that it would have deployed its human and capital resources to other efforts, such as its CyCART-19 clinical development program, had the COVID-19 pandemic not struck.

Business Segments

Prior to the third quarter of 2020, Celularity managed its operations as one segment. In the third quarter of 2020, Celularity began to manage its operations through an evaluation of three distinct business segments: Cell Therapy, Degenerative Disease, and BioBanking. The reportable segments were determined based on the distinct nature of the activities performed by each segment. Cell Therapy broadly refers to cellular therapies Celularity is researching and developing, which are unproven and in various phases of development. All of the cell therapy programs fall into the Cell Therapy segment. Celularity has no approved cell therapy product and has not generated revenue from the sale of cellular therapies to date. Degenerative Disease produces, sells and licenses products used in surgical and wound care markets, such as Biovance and Interfyl. Celularity sells products in this segment both using its own sales force as well as independent distributors. Celularity is developing additional tissue-based products for the Degenerative Disease segment. BioBanking collects stem cells from umbilical cords and placentas and provides storage of such cells on behalf of individuals for future use. Celularity operates in the biobanking business primarily under the LifebankUSA brand. The prior-period information (revenue and segment contribution) has been revised to conform to the current segment presentation, as operations were not evaluated under this format until the third quarter of 2020. For more information about Celularity’s reportable business segments refer to Notes 14, “Segment Reporting” of Celularity’s audited financial statements and unaudited interim financial statements included elsewhere in this proxy statement/prospectus

Acquisitions and Divestitures

Celularity’s current operations reflect strategic acquisitions and divestures that it has made since formation. Additional details regarding the following can be found in Note 4, “Acquisitions” to Celularity’s financial statements included elsewhere in this proxy statement/prospectus.

Human Longevity

In May 2017, Celularity acquired HLI Cellular Therapeutics, LLC (“HLI CT”) from Human Longevity Inc. (“Human Longevity”). HLI CT operated LifebankUSA, a private umbilical cord blood stem cell and cord tissue bank that offers parents the option to collect, process and cryogenically preserve newborn umbilical cord blood stem cells and cord tissue units. The HLI CT acquisition also provided Celularity with rights to a portfolio of biomaterial assets, including Biovance and Interfyl, as well other assets that it is no longer pursuing. In aggregate, the fair value of the consideration to acquire HLI CT was $28.9 million. The acquisition led to goodwill and intangible assets including in-process research and development (“IPR&D”) and a licensing agreement.

At the time of the HLI CT acquisition, Biovance and Interfyl were subject to an exclusive distribution arrangement with Alliqua Biomedical, Inc. (“Alliqua”). In May 2018, Celularity acquired certain assets from Alliqua, including Alliqua’s biologic wound care business, which included the marketing and distribution rights to Biovance and Interfyl as well as a Class II medical device, the MIST and UltraMIST Therapy Systems. In connection with the Alliqua APA, Celularity paid cash consideration of $29.0 million. The Alliqua acquisition led to goodwill and intangible assets.

In August 2020, Celularity sold the assets comprising its MIST/UltraMIST business to Sanuwave Health, Inc. (“Sanuwave”) and (ii) entered into a five-year licensing agreement with Sanuwave for total consideration of $24.9 million of which $20.0 million was paid at or prior to closing. The remaining $4.9 million of the purchase price was financed through a convertible promissory note due on or before August 6, 2021. The convertible promissory note can be converted into common shares of Sanuwave stock at Celularity’s election any time on or after January 1, 2021.

The five-year licensing arrangement with Sanuwave includes: (i) an exclusive Biovance license for distribution and commercialization in the wound care market and (ii) a non-exclusive license for the distribution and commercialization of Interfyl in the wound care market. Under the licensing agreement, Celularity will receive a quarterly license fee and a defined royalty on each product sale. A credit is provided to Sanuwave for Biovance royalties up to the quarterly license fee.

Anthrogenesis

In August 2017, Celularity acquired Anthrogenesis, a wholly-owned subsidiary of Celgene. The Anthrogenesis acquisition included a portfolio of pre-clinical and clinical stage assets, including key cellular therapeutic assets in that Celularity continues to develop. The Anthrogenesis acquisition gives Celularity access to Anthrogenesis’ proprietary technologies and processes for the recovery of large quantities of high-potential stem cells and cellular therapeutic products derived from postpartum human placentas (each an “Anthrogenesis Product”). As part of the Anthrogenesis acquisition, some of the inventors of the Anthrogenesis Products and other key members of the Anthrogenesis Product development team joined Celularity. In aggregate, the fair value of the consideration to acquire Anthrogenesis was $346.4 million. The acquisition led to goodwill and intangible assets including IPR&D and a licensing agreement and contingent value rights (“CVR”) agreement. See “— Licensing and Collaboration Agreements” below.

CariCord

In October 2018, Celularity acquired CariCord Inc. (“CariCord”), a family cord blood bank established by ClinImmune Labs University of Colorado Cord Blood Bank and the Regents of the University of Colorado, a body corporate, for and on behalf of the University of Colorado School of Medicine. In the aggregate, the fair value of the consideration to acquire CariCord was $9.3 million. The acquisition led to goodwill and intangible assets.

Licensing Agreements

In the ordinary course of business, Celularity licenses in intellectual property and other rights from third parties, and has also outlicensed its intellectual property and other rights, including in connection with its acquisitions and divestitures, described above.

Sorrento

In September 2020, Celularity entered into a license and transfer agreement (the “Sorrento Agreement”), with Sorrento Therapeutics, Inc. (“Sorrento”). Henry Ji, Ph.D., a member of Celularity’s board of directors, currently serves as President and Chief Executive Officer of Sorrento. Pursuant to the Sorrento Agreement, Celularity obtained a worldwide license, with the right to grant sublicenses with Sorrento’s consent, under certain of Sorrento’s intellectual property rights, including patent rights that would be infringed by the use of certain CD19 CAR constructs, to research, develop, use, reproduce, modify, and create derivative works in the field of placenta-derived cells and/or cord blood-derived cells for the treatment of any disease or disorder, and to make, have made, use, sell, offer for sale, import, export, and distribute products that consist of a combination of certain specified CAR constructs and placenta-derived cells and/or cord blood-derived cells in the field of placenta-derived cells and/or cord blood-derived cells for the treatment of any disease or disorder. The foregoing license is exclusive with respect to certain specified patent rights and non-exclusive with respect to all other intellectual property rights of Sorrento. The CD19 CAR construct licensed from Sorrento forms the basis of the genetic modification for CyCART-19.

Under the Sorrento Agreement, Celularity has sole responsibility for the development and commercialization of licensed products, subject to certain reserved rights of Sorrento with respect to CD19 CAR-T therapeutics. Additionally, Celularity is obligated to use commercially reasonable efforts to develop and commercialize licensed products.

Under the Sorrento Agreement, Celularity is obligated to pay Sorrento a low double-digit percentage of non-royalty sublicensing income payments received by it in connection with a grant of any sublicense for CD19 CAR-T licensed products. Additionally, Celularity is obligated to pay Sorrento a low single-digit royalty on net sales of CD19 CAR-T licensed products in perpetuity. Celularity is currently in the process of negotiating a supply agreement with Sorrento for the manufacturing and supply of the CD19 CAR construct licensed from Sorrento. See the section entitled “Information about Celularity — Licensing Agreements — Sorrento Therapeutics, Inc.” for more information regarding the Sorrento Agreement and the proposed supply agreement.

Celgene (now part of Bristol Meyers Squibb)

In August 2017, in connection with the Anthrogenesis acquisition, Celularity, entered into a license agreement (the “Celgene License”), with Celgene, which has since been acquired by Bristol Meyers Squibb. Pursuant to the Celgene License, Celularity granted Celgene a worldwide, royalty-free, fully-paid up, non-exclusive license, without the right to grant sublicenses (other than to its affiliates), under Anthrogenesis’ intellectual property in existence as of the date of the Celgene License or as developed by Celgene in connection with any transition services activities related to the merger for non-commercial pre-clinical research purposes, as well as to develop, manufacture, commercialize and fully exploit products and services that relate to the construction of any CAR, the modification of any T-cell or NK cell to express such a CAR, and/or the use of such CARs or T-cells or NK cells for any purpose, which commercial license is sublicensable. Either party may terminate the Celgene License upon an uncured material breach of the agreement by the other party or insolvency of the other party.

In August 2017, Celularity also issued shares of its Series X Preferred Stock to Celgene as merger consideration and entered into a contingent value rights agreement (the “CVR Agreement”) with Celgene pursuant to which it issued one CVR in respect of each share of Series X Preferred Stock issued to Celgene in connection with the Anthrogenesis acquisition. The CVR Agreement entitles the holders of the CVRs to an aggregate amount, on a per program basis, of $50 million in regulatory milestones and an aggregate $125 million in commercial milestone payments with respect to certain programs. In addition, with respect to each such program and calendar year, the CVR holders will be entitled, with respect to a given calendar year and program, to receive a royalty equal to a mid-teen percentage of the annual net sales for such program, from the date of the first commercial sale of such program’s product in a particular country until the latest to occur of the expiration of the last to expire of any valid patent claim covering such program product in such country, the expiration of marketing exclusivity with respect to such product in such country, and August 2027 (i.e., the tenth anniversary of the closing of the acquisition of Anthrogenesis). Celularity estimates the liability associated with the CVR quarterly. Changes to that liability include but are not limited to changes in Celularity clinical programs, assumptions about the commercial value of those programs and the time value of money.

See the section entitled “Information about Celularity — Celularity’s Team and Corporate History — Celgene Corporation” for more information regarding the Celgene License Agreement and the CVR Agreement.

Components of Operating Results

Net revenues

Net revenues include: (i) sales of Biovance®, Interfyl® and MIST®/UltraMIST® Therapy System equipment and single-use applicators (collectively, “Product Sales and Rentals”); (ii) the collection, processing and storage of umbilical cord and placental blood and tissue after full-term pregnancies (collectively, “Services”); and, (iii) license fees and royalties received under the license agreement with Sanuwave as well as license fees received under the exclusive distribution arrangement with Alliqua prior to Celularity’s acquisition of Alliqua’s biologic wound care business in May 2018 (collectively, “License, Royalty and Other”).

Cost of goods sold

Cost of goods sold consists of labor, material and overhead costs associated with Celularity’s two existing commercial business segments, biobanking and degenerative disease. BioBanking costs include the cost of storage and transportation kits for newly banked materials as well as tank and facility overhead costs for cord blood and other units in storage. Degenerative disease costs include costs associated with procuring placentas, qualifying the placental material and processing the placental tissue into a marketable product. Costs in degenerative disease segment include labor and overhead costs associated with the production of the Biovance and Interfyl product lines.

Research and development expense

Celularity’s research and development expenses primarily relate to basic scientific research into placentally derived allogeneic cells, pre-clinical studies to support its current and future clinical programs in cellular medicine and clinical development of its NK cell programs. Celularity incurs expenses for third party contract research organizations (“CROs”), that assist in running clinical trials, personnel expenses for research scientists, specialized chemicals and reagents used to conduct biologic research, expense for third party testing and validation and various overhead expenses including rent and facility maintenance expense. Basic research, research collaborations involving partners and research designed to enable successful regulatory submissions is critical to Celularity’s current and future success in cell therapy. Celularity anticipates that its research and development expenditures will increase as it engages in further clinical trials, investigates incremental CAR constructs for its allogeneic T-cell and NK cell platforms and conduct further pre-clinical studies on CYNK-101 in conjunction with various antibody candidates. The amount of increase will depend on numerous factors, including the timing of clinical trials, preliminary evidence of efficacy in clinical trials and the number of indications that Celularity chooses to pursue.

General and administrative expense

General and administrative expense consists primarily of personnel costs including salaries, bonuses, stock compensation and benefits for specialized staff that support Celularity’s core business operations. Executive management, finance, legal, human resources and information technology are key components of general and administrative expense and those expenses are recognized when incurred. Celularity expects that as it engages in more clinical trials and potentially prepares for commercialization of any approved therapies that its general and administrative costs will increase over time. The magnitude and timing of any increase in general and administrative expense will depend on the progress of clinical trials, the release of new products within the degenerative disease portfolio, changes in the regulatory environment or incremental staffing needs to support the growth of the business as well as any incremental expenses associated with being a public company.

Change in fair value of contingent consideration liability

Because the acquisitions of Anthrogenesis from Celgene and HLI CT from Human Longevity were accounted for as business combinations, Celularity recognized acquisition-related contingent consideration on the balance sheet in accordance with the acquisition method of accounting. See “— Acquisitions and Divestitures” for more information. The fair value of contingent consideration liability is determined based on a probability-weighted income approach derived from revenue estimates and a probability assessment with respect to the likelihood of achieving regulatory and commercial milestone obligations and royalty obligations. The fair value of acquisition related contingent consideration is remeasured each reporting period with changes in fair value recorded in the consolidated statement of operations. Changes in contingent consideration fair value estimates result in an increase or decrease in our contingent consideration obligation and a corresponding charge or reduction to operating results. Key elements of the contingent consideration are regulatory milestone payments, sales milestone payments and royalty payments. Regulatory payments are due on regulatory approval of certain cell types in the United States and the EU. Regulatory milestone payments are one time but are due prior to any potential commercial success of a cell type in a specific indication. Royalty payments are a percentage of net sales. Sales milestone payments are due when certain aggregate sales thresholds have been met. Management must use substantial judgement in evaluating the value of the contingent consideration. Estimates used by management include but are not limited to: the number and type of clinical programs that Celularity is likely to pursue based on the quality of its preclinical data, the time required to conduct clinical trials, the odds of regulatory success in those trials, the potential number of patients treatable for the indications in which Celularity is successful and the pricing of treatments that achieve commercial status. All of these areas involve substantial judgement on the part of management and are inherently uncertain.

Results of Operations

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

(Dollars in thousands)	Nine Months Ended September 30,		Increase (Decrease)	Percent Increase (Decrease)
	2020	2019
Net revenues
Product sales and rentals	$6,331	$11,616	$(5,285)	(45.5)%
Services	4,213	4,380	(167)	3.8%
License, royalty and other	491	—	491	N/M
Total revenues	$11,035	$15,996	$(4,961)	(31.0)%
Operating expenses:
Cost of goods sold (excluding amortization of acquired intangible assets)
Product sales and rentals	1,921	3,347	(1,426)	(42.6)%
Services	1,768	1,563	205	13.1%
License, royalty and other	73	—	73	N/M
Total cost of goods sold	3,762	4,910	(1,148)	(23.4)%
Research and development	38,783	33,301	5,482	16.5%
Selling, general and administrative	25,363	31,824	(6,461)	(20.3)%
Change in fair value of contingent consideration liability	(26,136)	56,524	(82,660)	(146.2)%
Amortization of acquired intangible assets	2,843	3,101	(258)	(8.3)%
Impairment of acquired intangible assets	129,400	118,100	11,300	9.6%
Total operating expense	174,015	247,760
Operating loss	$(162,980)	$(231,764)

Net Revenue and Cost of Goods Sold

Net revenue for the nine months ended September 30, 2020 was $11.0 million, which decreased $5.0 million, or 31.0%, compared to the prior year period. Product sales and rentals decreased $5.3 million, or 45.5%, due to a broad decline in economic activity in the first half of 2020 relative to 2019 and more specifically, restrictions on physical access to certain medical facilities due to the COVID-19 pandemic and approximately $1.1 million of foregone revenue resulting from the sale of the Mist/UltraMIST assets in August 2020.

Cost of goods sold for the nine months ended September 30, 2020 declined $1.2 million, or 23.4%, as compared to the prior year period, due to lower volumes. Gross margin for the nine months ended September 30, 2020 contracted 3.4%, as compared to the prior year period, primarily due to lower sales volumes and higher fixed cost absorption.

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2020 were $40.2 million, an increase of $6.9 million, or 20.8%, compared to the prior year period. The increase in research and development expenses was primarily due to higher clinical trial costs as well as increased third party cell manufacturing costs and higher research related personnel costs. Higher clinical trial costs were partially due to the inception of a clinical trial evaluating the use of CYNK-001 in COVID-19 patients.

Selling, General and Administrative Expenses

Selling general and administrative expenses for the nine months ended September 30, 2020 were $25.4 million, a decrease of $6.5 million, or 20.3%, compared to the prior year period, primarily due to lower commercial expenses in the areas of the business impacted by COVID-19 related restrictions as well as lower consulting fees.

Change in Fair Value of Contingent Consideration Liability

For the nine months ended September 30, 2020, the fair value of the contingent consideration liability decreased resulting in a net gain of $26.1 million whereas, for the nine months ended September 30, 2019, the fair value of the contingent consideration increased resulting in a net loss of $56.5 million. The decrease in the fair value of the contingent consideration for the nine months ended September 30, 2020 resulted from the removal of several programs subject to the CVR for which pre-clinical data did meet the criteria for consideration as a registrational candidate (for more information about changes in the fair value of contingent consideration liability refer to Notes 4, “Fair Value of Financial Assets and Liabilities” of Celularity’s financial statements included elsewhere in this proxy statement/prospectus).

Amortization of Acquired Intangible Assets

Amortization expense for the nine months ended September 30, 2020 was $2.8 million, which decreased 8.3%, compared to the prior year period, primarily due to the sale of UltraMIST to Sanuwave in August 2020.

Impairment of Acquired Intangible Assets

For the nine months ended September 30, 2020, Celularity fully impaired its IPR&D asset for PDA-001 (acquired from Celgene) totaling $129.4 million. For the nine months ended September 30, 2019, Celularity fully impaired its IPR&D asset for PDA-002 (acquired from Celgene) totaling $118.1 million (see Note 7 to Celularity’s financial statements included elsewhere in this proxy statement/prospectus).

Other Income (Expense)

(Dollars in thousands)	Nine Months Ended September 30,		Increase (Decrease)
	2020	2019
Interest income	$236	$497	$(261)
Interest expense	(1,630)	—	(1,630)
Loss on sale of business	(4,434)	—	(4,434)
Change in fair value of warrant liabilities	(52,065)	(1,125)	(50,940)
Other	4,099	(341)	4,440
Total other expense, net	(53,794)	(969)	(52,825)

For the nine months ended September 30, 2020, other expense, net increased by $52.8 million compared to the prior year period. The increase was primarily due to an increase in expense related to changes in the fair value of warrant liabilities, which resulted mainly from the issuance of additional warrants to purchase Series B Preferred Stock in January and March of 2020. Other expense, net for the nine months ended September 30, 2020 also included a loss on sale of business of $4.4 million, which related to the August sale of UltraMIST and interest expense of $1.6 million related to the financing lease obligation for Celularity’s new Florham Park, NJ facility, partially offset by $3.8 million net proceeds from the sale of unused New Jersey net operating losses (“NOLs”) and unused research and development (“R&D”) tax credits during the second quarter of 2020.

Comparison of Year Ended December 31, 2019to Year Ended December 31, 2018

(Dollars in thousands)	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2019	2018
Net revenues	$21,147	$17,554	$3,593	20.5%
Operating expenses:
Cost of goods sold (excluding amortization of acquired intangible assets)	6,324	6,555	(231)	(3.5)%
Research and development	46,051	29,063	16,988	58.5%
Selling, general and administrative	41,791	49,975	(8,184)	(16.4)%
Change in fair value of contingent consideration liability	68,867	(43,153)	112,020	(259.6)%
Amortization of acquired intangible assets	4,143	2,999	1,144	38.1%
Impairment of acquired intangible assets	118,100	8,550	109,550	1281.3%
Total operating expense	285,276	53,989
Operating loss	$(264,129)	$(36,435)

Net Revenue and Cost of Goods Sold

Net revenue for the year ended December 31, 2019 was $21.1 million, which increased $3.6 million, or 20.5%, compared to the prior year period, primarily due to higher sales volumes for Celularity’s degenerative disease products resulting from a full year of sales activity. In May 2018, Celularity acquired its degenerative disease portfolio from Alliqua, which included the marketing and distribution rights to Biovance and Interfyl as well as the MIST and UltraMIST Therapy Systems.

Cost of goods sold for the year ended December 31, 2019 declined $0.2 million, or 3.5%, compared to the prior year primarily due to lower costs resulting from efficiencies in manufacturing the degenerative disease product line, partially offset by higher volumes sold.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2019 were $46.1 million, an increase of $17.0 million, or 58.5%, compared to the prior year period. The increase in research and development expenses was primarily due to higher clinical trial costs resulting from the CYNK-001 clinical trials occurring in 2019.

Selling, General and Administrative Expenses

Selling general and administrative expenses for the year ended December 31, 2019 were $41.8 million, a decrease of $8.2 million, or 16.4%, compared to the prior year period, primarily due to costs included in 2018 in connection with the Alliqua and CariCord acquisitions.

Change in Fair Value of Contingent Consideration Liability

The change in fair value of the contingent consideration liability for the year ended December 31, 2019 resulted in a net expense of $68.9 million. Updated assumptions led to changes in the estimated fair value of the contingent consideration liability (see Note 5 to Celularity’s financial statements included elsewhere in this proxy statement/prospectus).

Amortization of Acquired Intangible Assets

Amortization expense for the year ended December 31, 2019 was $4.1 million, which increased 38.1%, compared to the prior year period, primarily due to the amortization of intangible assets acquired as part of the Alliqua transaction in May 2018.

Impairment of Acquired Intangible Assets

For the year ended December 31, 2019, Celularity fully impaired its IPR&D asset for PDA-002 (acquired from Celgene) totaling $118.1 million. For the year ended December 31, 2018, Celularity abandoned the development of certain assets acquired from HLI CT and fully impaired the related IPR&D asset totaling $8.6 million (see Note 8 to Celularity’s financial statements included elsewhere in this proxy statement/prospectus).

Other Income (Expense)

(Dollars in thousands)	Year Ended December 31,		Increase (Decrease)
	2019	2018
Interest income	$694	$628	$66
Change in fair value of warrant liabilities	(4,226)	1,146	(5,372)
Other	(333)	(16)	(317)
Total other income (expense)	(3,865)	1,758	(5,623)

For the year ended December 31, 2019, other expense, net increased by $5.6 million compared to the prior year primarily due to an increase in expense related to the fair value of the Dragasac Warrant liabilities of $5.4 million (See Note 10 to Celularity’s financial statements included elsewhere in this proxy statement/prospectus).

Liquidity and Capital Resources

Since inception through September 30, 2020, Celularity has funded its operations primarily through the sale of convertible preferred stock. From inception through September 30, 2020, Celularity has raised aggregate net cash proceeds of $369.5 million. As of September 30, 2020, Celularity had $80.8 million of cash and cash equivalents and an accumulated deficit of $567.5 million. Celularity’s primary use of its capital resources is funding its operating expenses, which consist primarily of funding the research and development of its cellular therapeutic candidates, and to a lesser extent, sales, general and administrative expenses.

Based upon Celularity’s current operating plan, Celularity does not believe that its existing cash and cash equivalents as of September 30, 2020, will be sufficient to enable it to fund its operating expenses and capital expenditure requirements through the next twelve months. Celularity is seeking additional funding through public or private equity and/or debt financings, including through completion of the Merger and receipt of the PIPE Financing funds and funds in the Trust Account. Celularity may not be able to obtain financing on acceptable terms, or at all, and the terms of any financing may adversely affect the holdings or the rights of Celularity’s stockholders. Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, Celularity has concluded that there is substantial doubt about its ability to continue as a going concern.

Celularity expects to incur substantial expenses in the foreseeable future for the development and potential commercialization of its cellular therapeutic candidates and ongoing internal research and development programs. At this time, Celularity cannot reasonably estimate the nature, timing or aggregate amount of costs for its development, potential commercialization, and internal research and development programs. However, in order to complete its current and future preclinical studies and clinical trials, and to complete the process of obtaining regulatory approval for its therapeutic candidates, as well as to build the sales, marketing and distribution infrastructure that it believes will be necessary to commercialize its cellular therapeutic candidates, if approved, Celularity may require substantial additional funding in the future.

Cash Flows

The following table summarizes Celularity’s cash flows for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
(Dollars in thousands)	2019	2018	Change	2020	2019	Change
Cash provided by/(used in)
Operating activities	$(66,793)	$(59,969)	$(6,824)	$(46,362)	$(53,832)	$7,470
Investing activities	(31,474)	(31,185)	(289)	(3,443)	(8,081)	4,638
Financing activities	119,254	77,549	41,705	102,331	75,072	27,259
Net change in cash, cash equivalents and restricted cash	$20,987	$(13,605)	$34,592	$52,526	$13,159	$39,367

Operating Activities

Celularity used $46.4 million of net cash in operations for the nine months ended September 30, 2020 as compared to $53.8 million in the prior year period. The decrease was primarily attributable to an increase in deferred revenue of $5.3 million resulting from the deferred license fee related to the August 2020 license arrangement with Sanuwave, the sale of $4.0 million of unused New Jersey NOLs and R&D tax credits and a decrease in accounts receivable of $1.4 million resulting from the August 2020 sale of the UltraMIST business, partially offset by a higher net loss adjusted for non-cash items of $3.3 million.

Celularity used $66.8 million of net cash in operations for the year ended December 31, 2019 as compared to $60.0 million in the prior year. The increase was primarily due to a higher net loss adjusted for non-cash items.

Investing Activities

Celularity used $3.4 million of net cash in investing activities for the nine months ended September 30, 2020 as compared to $8.1 million in the prior year period. In 2020, this consisted of capital expenditures of $18.5 million partially offset by proceeds from the August 2020 sale of UltraMIST of $15.0 million. In 2019, this consisted of capital expenditures of $8.2 million offset by proceeds from the sale of property and equipment of $0.1 million.

Celularity used $31.5 million of net cash in investing activities for the year ended December 31, 2019 as compared to $31.2 million in the prior year period. In 2019, this consisted of capital expenditures of $31.6 million partially offset by proceeds from the sale of assets of $0.1 million. In 2018, this consisted of payments for the acquisition of Alliqua and Caricord totaling $29.3 million and capital expenditures of $1.9 million.

Financing Activities

Celularity generated $102.3 million of net cash from financing activities for the nine months ended September 30, 2020, which consisted primarily of proceeds from the issuance of Series B redeemable convertible preferred stock and warrants in March 2020. In 2019, Celularity generated $75.1 million of net cash from financing activities, which consisted primarily of proceeds from the February 2019 and May 2019 issuance of Series B redeemable convertible preferred stock and warrants during the second quarter.

Celularity generated $119.3 million of net cash from financing activities for the year ended December 31, 2019, which consisted primarily of proceeds from the issuance of Series B redeemable convertible preferred stock and warrants in February 2019, May 2019 and November 2019. In 2018, Celularity generated $77.6 million of net cash from financing activities, which consisted primarily of proceeds from the issuance of Series B redeemable convertible preferred stock and warrants during the second quarter.

Critical Accounting Policies

Celularity’s significant accounting policies are summarized in Note 2, “Summary of Significant Accounting Policies,” included within the Notes to Celularity’s Consolidated Financial Statements.

The preparation of Celularity’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, assumptions related to the accounting for business combinations, goodwill and intangible impairment assessment, the valuation of inventory and of contingent consideration, accrual of research and development expenses, and the valuations of stock options and preferred stock warrants. Celularity based its estimates on historical experience, known trends and other market-specific or other relevant factors that Celularity believes to be reasonable under the circumstances. On an ongoing basis, management evaluates these estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Revenue Recognition

Celularity recognizes revenue when control of the products and services is transferred to its customers in an amount that reflects the consideration it expects to receive from its customers in exchange for those products and services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied.

A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. Celularity considers a performance obligation satisfied once it has transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service. Transaction prices of products or services are typically based on contracted rates with customers and to the extent that the transaction price includes variable consideration, Celularity estimates the amount of variable consideration that should be included in the transaction price utilizing the expected value method or the most likely amount, depending on the circumstances, to which it expects to be entitled.

Products within Celularity’s Degenerative Disease segment, Biovance and Interfyl, generally do not contain multiple elements. Celularity allows for a right of return for those products but to date returns have been minimal.

Accounting for Business Combinations

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed and pre-acquisition contingencies. Celularity uses its best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Examples of critical estimates in valuing certain of the intangible assets and goodwill Celularity has acquired include but are not limited to developed technologies and IPR&D. Celularity’s estimates may also impact its deferred income tax assets and liabilities. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Valuation of Goodwill and Intangible Assets

Celularity has acquired and may continue to acquire significant intangible assets in connection with business combinations, which it records at fair value. The determination of fair value requires the use of forecasts, estimates and assumptions, which requires significant judgment by management. Each of these factors are subject to uncertainty and can significantly affect the value of the intangible asset.

Goodwill and indefinite-lived intangible assets are reviewed for impairment annually or when an event occurs that could result in an impairment. The impairment analysis requires the exercise of significant judgment by management and can involve both the assessment of qualitative factors (which are subject to uncertainty and can change significantly from period to period), as well as a quantitative. For its quantitative impairment tests, Celularity uses an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are subject to uncertainty. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the assets and could potentially impact the Celularity’s results of operations. Actual results may differ from Celularity’s estimates.

Contingent Consideration

Celularity has acquisition-related contingent consideration, which consists of potential milestone and royalty obligations, which was recorded in the consolidated balance sheets at its acquisition-date estimated fair value. Celularity remeasures the fair value each reporting period, with changes recorded in the consolidated statements of operations. The determination of fair value requires the exercise of significant judgment and estimates by management. These include estimates and assumptions regarding the achievement and timing of milestones, forecasted revenues and assumptions utilized in calculating a discount rate. If management’s assumptions prove to be inaccurate, it could result in changes to the contingent consideration liability and have a material effect on Celularity’s results of operations.

Warrant Liability

Accounting for the warrant liability relating to Celularity’s Series B Preferred Stock requires Celularity’s management to exercise judgment and make estimates and assumptions regarding fair value. The warrant liability was initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date, with changes recognized in the consolidated statement of operations. Changes in the fair value of the warrant liability will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Convertible Note Receivable

Celularity has a convertible note receivable from the August 2020 disposition of the UltraMIST business. Celularity uses a bond valuation that employs a credit default model, which requires the use of estimates and judgement by management regarding: (i) the fair value and volatility of the issuer’s common stock, (ii) probability and timing of converting the note, and (iii) risk-free interest rate. If Celularity’s assumptions and estimates prove to be inaccurate, it could result in changes to the convertible note receivable and have a material effect on Celularity’s results of operations.

Stock-based Compensation

Celularity recognizes compensation expense related to stock options granted to employees and nonemployees based on the estimated grant date fair value and recognizes forfeitures as they occur. Celularity estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is typically the vesting period of the respective awards. The Black-Scholes option-pricing model requires the use of highly subjective assumptions to determine the fair value of stock-based awards. See Note XX to Celularity’s audited consolidated financial statements and its unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted in the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and Celularity uses significantly different assumptions or estimates, its stock-based compensation could be materially different.

Recent Accounting Pronouncements

See Note 2 to Celularity’s consolidated financial statements included elsewhere in this proxy statement/prospectus for information about recent accounting pronouncements, the timing of their adoption, and Celularity’s assessment, to the extent it has made one yet, of their potential impact on its financial condition of results of operations.

Off-Balance Sheet Arrangements

During the periods presented Celularity did not have, nor does it currently have, any off-balance sheet arrangements as defined under the rules of the SEC.

JOBS Act Accounting Election

Celularity expects to remain an “emerging growth company,” as defined in the JOBS Act, following completion of the Business Combination. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Celularity has elected to use this extended transition period to enable it to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, Celularity’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

Celularity is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate sensitivities.

Interest Rate Risk

Celularity had cash and cash equivalents of $80.8 million as of September 30, 2020, which consists principally of cash held in commercial bank accounts, money market funds and U.S. Treasury securities having an original maturity of less than three months. At September 30, 2020 and December 31, 2019, substantially all cash and cash equivalents were held in either commercial bank accounts or money market funds. The primary objective of Celularity’s investment activities is to preserve capital to fund its operations. Celularity also seeks to maximize income from its investments without assuming significant risk. Because Celularity’s investments are primarily short-term in duration, Celularity believes that its exposure to interest rate risk is not significant, and a 1% movement in market interest rates would not have a significant impact on the total value of its portfolio. Celularity had no debt outstanding as of September 30, 2020.

Effects of Inflation

Inflation generally affects Celularity by increasing its cost of labor and clinical trial costs. Celularity does not believe that inflation has had a material effect on its results of operations during the periods presented.

CERTAIN CELULARITY RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which Celularity has been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of its directors, executive officers or, to its knowledge, beneficial owners of more than 5% of its capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Celularity’s Executive Compensation.”

Related Party Financings

Series B Preferred Stock Financing

In May 2018, Celularity issued to Dragasac Limited (“Dragasac”) 12,960,082 shares of Series B Preferred Stock at a purchase price of $5.787 per share for an aggregate purchase price of approximately $75 million, together with a warrant (the “Initial Dragasac Warrant”) to purchase an aggregate of 21,600,137 shares of Series B Preferred Stock at an exercise price of $5.787 per share, such warrant to be exercised in one or more closings. Dragasac is a holder of more than 5% of Celularity’s capital stock. Dragasac is an indirect subsidiary of Genting Berhad, a public limited liability company incorporated and domiciled in Malaysia. Lim Kok Thay, a current member of the Celularity Board, is the Chairman and Chief Executive of Genting Berhad.

In February 2019, Dragasac exercised its right to purchase 8,640,055 shares of Series B Preferred Stock, at an exercise price of $5.787 per share, for gross proceeds of approximately $50 million. In May 2019, Celularity amended and restated the Dragasac Warrant to reduce the exercise price for the remaining warrant shares in exchange for Dragasac agreeing to purchase 4,464,286 shares of Series B Preferred Stock on or before May 31, 2019. In May 2019, Dragasac exercised its right to purchase 4,464,286 shares of Series B Preferred Stock at a price per share of $5.60, for gross proceeds of approximately $25 million. In November 2019, Celularity again amended the Initial Dragasac Warrant to reduce the exercise price to $5.20 for the remaining warrant shares in exchange for Dragasac agreeing to purchase 8,495,796 shares of Series B Preferred Stock on or before November 4, 2019. On November 4, 2019, Dragasac exercised its right to purchase the remaining 8,495,796 shares of Series B Preferred Stock, at a price per share of $5.20, for gross proceeds of approximately $44.2 million. Following such exercise, the Initial Dragasac Warrant is no longer outstanding and was exercised in full.

In January 2020, Celularity issued to Dragasac a warrant to purchase 8,495,796 shares of Series B Preferred Stock (the “New Dragasac Warrant”) at an exercise price per share equal to the lesser of (a) $5.20 per share or (b) 80% of either (i) the value attributed to one share of Series B Preferred Stock upon consummation of a change in control or the closing of a strategic transaction pursuant to which Celularity’s stockholders exchange their existing shares of capital stock in Celularity for shares in a company whose shares are listed on a national stock exchange or (ii) the price at which one share of common stock is sold to the public market in an initial public offering. The warrant originally expired upon the earlier to occur of the 12-month anniversary of issuance, the consummation of a change in control, the closing of a strategic transaction or an initial public offering, which 12-months was extended to March 2025 by an amendment in March 2020. In January 2021, Celularity and Dragasac further amended the New Dragasac Warrant to add a cashless exercise provision and eliminate the provision that would have provided for expiration of the New Dragasac Warrant upon consummation of the Business Combination. Any portion of the New Dragasac Warrant that is unexercised prior to consummation of the Business Combination will convert into warrants to purchase shares of GX Class A Common Stock, with the exercise price and number of shares adjusted as per the Exchange Ratio and the terms of the Merger Agreement.

In March 2020, Celularity issued to Starr International Investments, Ltd. (“Starr International”) 8,640,055 shares of its Series B Preferred Stock at a purchase price of $5.787 per share for an aggregate purchase price of approximately $50 million. Additionally, Celularity issued to Starr International warrants to purchase an aggregate of 8,640,055 shares of Series B Preferred Stock (the “Starr Warrant”). The Starr Warrant expires upon the earlier to occur of the 60-month anniversary of issuance, the consummation of an initial public offering or the consummation of a change in control. In January 2021, Celularity and Starr International amended the Starr Warrant to add cashless exercise provisions following the consummation of the Business Combination. Any portion of the Starr Warrant that is unexercised prior to the consummation of the Business Combination will convert into warrants to purchase shares of GX Class A Common Stock, with the exercise price and number of shares adjusted as per the Exchange Ratio and the terms of the Merger Agreement.

Starr International is a holder of more than 5% of Celularity’s capital stock.

The following table summarizes purchases of Series B Preferred Stock and Series B Preferred Stock warrants by Celularity’s directors and by holders of more than 5% of its capital stock and their affiliated entities.

Greater than 5% Stockholders(1)	Series B Preferred Stock	Series B Preferred Stock Aggregate Purchase Price	Series B Warrants		Series B Warrant Aggregate Exercise Price
Dragasac Limited	12,960,082	$74,999,994.54	30,095,933	(2)	$119,178,133.09	(3)
Starr International Investments, Ltd.	8,640,055	$49,999,998.29	8,640,055		$49,999,998.29

____________

(1)      Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus under the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

(2)      Dragasac has exercised in full the Initial Dragasac Warrant for 21,600,137 shares of Series B Preferred Stock and currently holds the New Dragasac Warrant for 8,495,796 shares of Series B Preferred Stock.

(3)      Includes the aggregate exercise price for the Initial Dragasac Warrant, which has been exercised by Dragasac. The table above does not include the exercise price of the New Dragasac Warrant. The exercise price of New Dragasac Warrant is the lesser of (a) $5.20 per share or (b) 80% of either (i) the value attributed to one share of Series B Preferred Stock upon consummation of a change in control or the closing of a strategic transaction pursuant to which Celularity’s stockholders exchange their existing shares of capital stock in Celularity for shares in a company whose shares are listed on a national stock exchange or (ii) the price at which one share of common stock is sold to the public market in an IPO.

PIPE Financing

In connection with the execution of the Merger Agreement, certain significant stockholders of Celularity or their affiliates (including Sorrento Therapeutics, Inc. (“Sorrento”), Starr International, and Dragasac Limited, an indirect wholly owned subsidiary of Genting Berhad) agreed to invest in the PIPE Financing and entered into separate Subscription Agreements pursuant to which they will acquire shares of GX Class A Common Stock for a purchase price of $10.00 per share in connection with the consummation of the Business Combination. The form of Subscription Agreement is attached to this proxy statement/prospectus as Annex H. For more information about the PIPE Financing, see the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements”.

Investors’ Rights and Other Agreements

In March 2020, Celularity entered into an amended and restated investors’ rights agreement (the “IRA”), with certain holders of its preferred stock and common stock, including Celgene Corporation, Dragasac, Human Longevity, Inc., Lung Biotechnology PBC, Robert J. Hariri, M.D., Ph.D., Starr International and TNK Therapeutics, Inc. The IRA provides certain holders of Celularity’s preferred stock and common stock with certain registration rights, including the right to demand that Celularity file a registration statement or the right to request that such holders’ shares be covered by a registration statement that Celularity files. The IRA also provides certain holders with observer rights to attend meetings of the Celularity Board, which will terminate upon the consummation of the Business Combination, and a right of first offer with regard to certain future sales of Celularity’s capital stock, which will not apply to, and will terminate upon, the consummation of the Business Combination. The IRA will terminate upon the consummation of the Business Combination. In connection with the Business Combination, certain holders party to the IRA will enter into an Amended and Restated Registration Rights Agreement (the “A&R RRA”), pursuant to which they will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. For a description of these registration rights, see the section titled “Certain Agreements Related to the Business Combination — Registration Rights Agreement”.

In connection with, and as a condition to, the purchase by Dragasac of shares of Series B Preferred Stock, Robert J. Hariri, M.D., Ph.D., Celularity’s Chairman and Chief Executive Officer, entered into a letter agreement (the “Dragasac Letter Agreement”) to grant Dragasac certain co-sale rights with respect to the Celularity shares of common stock owned by Dr. Hariri. Dragasac has agreed to terminate the Dragasac Letter Agreement effective as of the consummation of the Business Combination.

In connection with, and as a condition to, the purchase by Starr International of shares of Series B Preferred Stock, Celularity entered into a letter agreement (the “Starr Letter Agreement”) to grant Starr International certain information rights with respect to financial statements of Celularity and to agree not to, without Starr International’s consent, enter into certain transactions. Starr International has agreed to terminate the Starr Letter Agreement in connection with the consummation of the Business Combination and such restrictions will not apply to New Celularity.

License and Other Agreements

TNK License and Transfer Agreement

In June 2017, Celularity entered into a Contribution Agreement (the “TNK Contribution Agreement”) with TNK Therapeutics, Inc. (“TNK”) and Sorrento. In order to effectuate the contribution under the TNK Contribution Agreement, in August 2017, Celularity entered into a license and transfer agreement with TNK and Sorrento. Henry Ji, Ph.D., a member of the Celularity Board, currently serves as President and Chief Executive Officer and Chairman of the Board of Sorrento and as Chief Executive Officer of TNK, a majority owned subsidiary of Sorrento. Sorrento is a holder of more than 5% of Celularity’s capital stock. The license and transfer agreement with TNK and Sorrento contemplated certain payments by Celularity as a proportion of sublicensing revenues received for certain products. The license and transfer agreement with TNK and Sorrento was subsequently amended in March 2018 and December 2019 and terminated for mutual convenience in January 2020.

Sorrento License and Transfer Agreement

In September 2020, Celularity entered into a license and transfer agreement (the “Sorrento Agreement”), as amended effective November 13, 2020, with Sorrento. Henry Ji, Ph.D., a member of the Celularity Board, currently serves as President and Chief Executive Officer and Chairman of the Board of Sorrento. Dr. Robin L. Smith and Jaisim Shah, both members of the Celularity Board, are also affiliated with Sorrento.

Under the Sorrento Agreement, Celularity is obligated to pay Sorrento a low single-digit royalty on net sales of licensed products containing the CD19 CAR-T construct licensed from Sorrento in perpetuity. Additionally, Celularity is obligated to pay Sorrento a low double-digit percentage of non-royalty sublicensing received by it in connection with a grant of any sublicense of the intellectual property licensed from Sorrento. In November 2020, Celularity and Sorrento amended the Sorrento Agreement to add a patent application to the licensed intellectual property included in the Sorrento Agreement.

Celularity is currently negotiating a supply agreement with Sorrento to obtain the continued supply of CAR constructs and licensed products under the Sorrento Agreement, which Celularity expects to be based on the cost plus a percentage, with no guaranteed minimums. See the section entitled “Information about Celularity — Licensing Agreements — Sorrento Therapeutics, Inc.” for more information regarding the Sorrento Agreement.

Celgene License and Contingent Value Rights Agreements

In August 2017, in connection with the Anthrogenesis Corporation (“Anthrogenesis”) acquisition, Celularity entered into a license agreement (the “Celgene License Agreement”) with Celgene Corporation (“Celgene”) and Celularity issued shares of its Series X Preferred Stock to Celgene as merger consideration and entered into a contingent value rights agreement (the “CVR Agreement”) with Celgene. Celgene is a holder of more than 5% of Celularity’s capital stock.

Pursuant to the Celgene License Agreement, Celularity granted Celgene (i) a worldwide, royalty-free, fully-paid up, non-exclusive license, without the right to grant sublicenses (other than to its affiliates), to certain of Anthrogenesis’ intellectual property for pre-clinical research purposes in all fields and (ii) a worldwide, royalty-free, fully-paid up, non-exclusive, sublicensable license to certain of Anthrogenesis’ intellectual property to develop, manufacture, commercialize and otherwise fully exploit products and services in connection with the construction of any CAR, the modification of any T-cells or NK cells to express such a CAR, and/or the use of such CARs or T-cells or NK cells for any purpose.

Pursuant to the CVR Agreement, Celularity issued one CVR in respect of each share of Series X Preferred Stock issued to Celgene in connection with the Anthrogenesis acquisition. Such CVRs are not separable from the shares of Series X Preferred Stock other than in an initial public offering or a sale of Celularity. Celgene has agreed that the CVRs will become separable from the shares of Series X Preferred Stock upon the consummation of the Business Combination, such that the CVRs may be sold, assigned and transferred apart from the shares of Series X Preferred Stock, which will convert into Celularity common stock immediately prior to the consummation of the Business Combination and be exchanged in the Business Combination for New Celularity Common Stock. Celgene has also agreed to amend the Investment Rights Agreement entered into with Celularity in August 2017 to provide that the information rights, observation rights and pre-IPO acquisition proposal rights set forth therein will terminate in connection with the Business Combination.

The CVR Agreement entitles the holders of the CVRs to an aggregate amount, on a per program basis, of $50 million in regulatory milestones and an aggregate $125 million in commercial milestone payments with respect to certain programs. In addition, with respect to each such program and calendar year, the CVR holders will be entitled, with respect to a given calendar year and program, to receive a royalty equal to a mid-teen percentage of the annual net sales for such program, from the date of the first commercial sale of such program’s product in a particular country until the latest to occur of the expiration of the last to expire of any valid patent claim covering such program product in such country, the expiration of marketing exclusivity with respect to such product in such country, and August 2027 (i.e., the tenth anniversary of the closing of the acquisition of Anthrogenesis).

See the section entitled “Information about Celularity — Celularity’s Team and Corporate History — Celgene Corporation” for more information regarding the Celgene License Agreement and the CVR Agreement.

Lung Biotechnology License Agreement

In June 2017, Celularity entered into a license agreement with Lung Biotechnology PBC (“Lung Biotechnology”), a holder of more than 5% of Celularity’s shares of common stock. Under the license agreement, Celularity granted Lung Biotechnology an exclusive license to placental-derived stem cells in the field of pulmonary diseases and organ transplantation. In April 2020, Celularity agreed to amend the license agreement with Lung Biotechnology to collaborate on the development of CYNK-001 in COVID-19 and Acute Respiratory Distress Syndrome.

Genting Distribution Agreement

In May 2018, in connection with Celularity’s Series B Preferred Stock Financing, Celularity entered into a distribution agreement (the “Genting Distribution Agreement”) with Genting Innovation Pte Ltd. (“Genting”), an affiliate of Dragasac. Dragasac is a holder of more than 5% of Celularity’s capital stock. Genting and Dragasac are both subsidiaries of Genting Berhad, a public limited liability company incorporated and domiciled in Malaysia. Lim Kok Thay, a current member of the Celularity Board, is the Chairman and Chief Executive of Genting Berhad.

Pursuant to the Genting Distribution Agreement, Celularity granted to Genting sole and exclusive rights to import, market, promote, sell, offer for sale and distribute in certain Asian markets Celularity’s then-current portfolio of degenerative disease products, Biovance and Interfyl, that are approved for sale in the United States. The Genting Distribution Agreement also provides that future products developed by or on behalf of (or acquired or in-licensed by) Celularity or its affiliates, for which no approval in the United States is required, or otherwise once approved in the United States, other than those in any of the CAR, organ or pulmonary fields, will be added to the Genting Distribution Agreement.

Consulting Agreements

In September 2017, Celularity entered into a scientific and clinical advisor agreement (the “SAB Agreement”) with Dr. Andrew Pecora, a member of the Celularity Board, which was superseded by a new SAB Agreement in

February 1, 2019, and then further amended in April 2020 and October 2020. Under the current SAB Agreement, as amended by the second amendment, Dr. Pecora provides consulting and advisory services to Celularity, including acting as Celularity’s President of Medical Affairs.

The April 2020 amendment had a term of six months and provided for the payment of $20,000 per month and the issuance of a stock option to purchase 200,000 shares of Celularity’s common stock. Under the October 2020 amendment, which expires January 31, 2021, Dr. Pecora is entitled to: (i) cash consideration of $20,000 per month, (ii) a one-time cash bonus of $50,000 upon consummation of the Business Combination and (iii) a non-qualified stock option to purchase 200,000 shares of Celularity’s common stock, which vests based on certain defined performance objectives.

Service Agreements

COTA, Inc.

In November 2020, Celularity and COTA, Inc. (“COTA”) entered into an Order Schedule (the “Order Schedule No. 2”), to the Master Data License Agreement between Celularity and COTA, dated October 29, 2018, pursuant to which COTA will provide to Celularity the licensed data in connection with AML patients. The COTA Order Schedule No. 2 will terminate on the one-year anniversary following the final licensed data deliverable described therein. Andrew Pecora, M.D., a current member of the Celularity Board, Celularity’s temporary President of Medical Affairs under his consulting agreement, and member of Celularity’s Scientific and Clinical Advisory Board, is the Founder and Chairman of the Board of COTA and Dr. Robin L. Smith, a member of the Celularity Board, is an investor in COTA.

Cryoport Systems, Inc.

In January 2019, Celularity entered into a master services agreement with Cryoport Systems, Inc. (“Cryoport”) pursuant to which Cryoport will provide cold-chain logistic services to Celularity to support its pre-clinical and clinical studies. Robert J. Hariri, M.D., Ph.D., Celularity’s Chairman and Executive Officer, is a member of the board of directors of Cryoport.

Employment Agreements

Celularity does not currently maintain employment agreements with its executive officers, but it does maintain change in control severance agreements with each of its executive officers other than Dr. Hariri. Its executive officers currently serve on an at-will basis and their compensation is determined by the Celularity Board. Each of Celularity’s executive officers who will become an executive officer of New Celularity in connection with the Business Combination has entered into amended and restated employment agreements with Celularity that will take effect upon completion of the Business Combination. These agreements will supersede the existing change in control severance agreements. See the section entitled “Celularity’s Executive Compensation — Agreements with Celularity’s Named Executive Officers and Potential Payments Upon Termination of Employment or Change in Control” for a description of the terms of the employment agreements with Celularity’s named executive officers who will become executive officers of New Celularity.

Stock Options Granted to Executive Officers and Directors

Celularity has granted stock options to its executive officers and directors, and New Celularity intends to grant stock options to its executive officers and directors upon the consummation of the Business Combination, each as more fully described in the sections entitled “Celularity’s Executive Compensation — Outstanding Equity Awards at Fiscal Year-End” and “Celularity’s Executive Compensation — Agreements with Celularity’s Named Executive Officers and Potential Payments Upon Termination of Employment or Change in Control” respectively.

Stock Purchase Agreement

In September 2018, Celularity entered into a stock purchase agreement with Andrew von Eschenbach, M.D., a member of the Celularity Board, pursuant to which Celularity agreed to purchase from Dr. von Eschenbach 100,000 option shares at a price of $2.56 per share for an aggregate purchase price of $256,000, less the exercise price of the option shares of $21,000, for a net purchase price of $235,000.

CURA Foundation Charitable Grants

During each of the years ended December 31, 2018, 2019 and 2020, Celularity made a grant of $500,000, $125,000 and $375,000, respectively, to the CURA Foundation in support of the International Vatican. Dr. Robin L. Smith, a member of the Celularity Board, is the president and chairperson of the board of the CURA Foundation.

Employment of an Immediate Family Member

Alexandra Hariri, the daughter of Robert J. Hariri, M.D., Ph.D., Celularity’s Chairman and Executive Officer, is employed by Celularity as an Executive Director, Corporate Strategy & Business Development. For the year ended December 31, 2018, Ms. Hariri earned $86,411 in base salary, $10,801 in bonus and an equity award which was in line with similar roles at Celularity. Ms. Hariri transitioned to part-time in late 2018, and her base salary for each of the years ended December 31, 2019 and 2020 was $37,520 per year. In 2021, Ms. Hariri transitioned back to full-time and her base salary is $210,000. Ms. Hariri has received and continues to be eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

Matthew Pecora, the son of Andrew Pecora, M.D., a current member of the Celularity Board, Celularity’s President of Medical Affairs and member of Celularity’s Scientific and Clinical Advisory Board, is employed by Celularity as Manager, Clinical Supply Chain. For the years ended December 31, 2018, 2019 and 2020, Mr. Pecora earned $6,865.38, $90,000.00 and $103,534.39, respectively, in base salary and bonus and he earned equity awards which were in line with similar roles at Celularity. For the year ended December 31, 2021, Mr. Pecora’s base salary is $121,275.12. Mr. Pecora has received and continues to be eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

Indemnification Agreements

Celularity has entered into indemnification agreements with each of its directors. Upon the consummation of the Business Combination, New Celularity intends to enter into separate indemnification agreements with each of its directors and executive officers in addition to the indemnification provided for in the Amended and Restated Bylaws. These agreements, among other things, require Celularity or will require New Celularity, as applicable, to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer, as described in “Management After the Business Combination — Limitation of Liability and Indemnification.”

Policies and Procedures for Transactions with Related Parties

New Celularity intends to adopt a written related-person transactions policy that sets forth its policies and procedures regarding the identification, review, consideration and oversight of “related-party transactions” following the Business Combination. For purposes of New Celularity’s policy only, a “related-party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Celularity and any “related party” are participants involving an amount that exceeds the lesser of $120,000 and 1% of the average of New Celularity’s total assets at year-end for the last two completed fiscal years. Transactions involving compensation for services provided to New Celularity as an employee, consultant or director will be considered pre-approved related-party transactions by the audit committee under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of New Celularity’s common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-party transaction, management must present information regarding the proposed related-party transaction to New Celularity’s audit committee (or, where review by New Celularity’s audit committee would be inappropriate, to another independent body of the New Celularity Board) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related parties, the purpose of the transaction, the material facts, the benefits of the transaction to New Celularity and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-party transactions in advance, New Celularity will rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related-party transactions, its audit committee or another independent body of its board of directors will take into account the relevant available facts and circumstances including, but not limited to:

•        the risks, costs and benefits to New Celularity;

•        the impact on a director’s independence in the event the related party is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

INFORMATION ABOUT GX

Overview

We are a blank check company formed under the laws of the State of Delaware on August 24, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. While we may pursue our initial business combination target in any stage of its corporate evolution or in any industry or sector, we are focusing our search on companies with favorable growth prospects and attractive returns on invested capital.

On May 23, 2019, we consummated our IPO of 28,750,000 GX Units (which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 GX Units), at $10.00 per GX Unit, generating gross proceeds of $287,500,000. Each GX Unit consists of one share of GX Class A Common Stock and one-half of one redeemable GX Warrant. Each Public Warrant entitles the holder to purchase one share of GX Class A Common Stock, at an exercise price of $11.50 per whole share. The GX Warrants will expire five years after the completion of our initial business combination, or earlier upon redemption or liquidation.

Simultaneously with the closing of our IPO, we consummated the sale of 7,000,000 Private Placement Warrants, at $1.00 per Private Placement Warrant, to our Sponsor, generating gross proceeds of $7,000,000.

Transaction costs incurred in connection with our IPO amounted to $16,473,117 consisting of $5,000,000 of underwriting fees, $10,812,500 of deferred underwriting fees and $660,617 of other offering costs. The GX warrants were issues in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.

Initial Business Combination

Nasdaq rules provide our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing a definitive agreement in connection with our initial business combination. The fair market value of our initial business combination will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation, a valuation based on trading multiples of comparable public businesses or a valuation based on the financial metrics of M&A transactions of comparable businesses. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.

Submission of Our Initial Business Combination to a Stockholder Vote

We are providing the Public Stockholders with redemption rights upon consummation of the Business Combination. Public Stockholders electing to exercise their redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes payable, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus. See the section entitled “Special Meeting in Lieu of 2021 Annual Meeting of GX Stockholders — Redemption Rights”. The Public Stockholders are not required to vote for or against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Stockholders electing to exercise their redemption rights will not be entitled to receive such payments.

Our Sponsor, officers and directors have agreed to vote any shares of GX Common Stock owned by them in favor of any proposed business combination, including their shares of GX Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). As a result, in addition to the shares of GX Common Stock held by our Sponsor, officers and directors, we would need only 10,781,251, or approximately 37.5%, of the 28,750,000 Public Shares currently outstanding shares to be voted in favor of our initial business combination (assuming all outstanding shares are voted) in order to have our initial business combination approved.

A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding GX Common Stock representing a majority of the voting power of all outstanding shares of GX Common Stock entitled to vote at such meeting. Our Sponsor, officers and directors will count toward this quorum. For purposes of seeking approval of the majority of outstanding shares of GX Common Stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our Sponsor’s, officers’ and directors’ GX Common Stock, we would need only 10,781,251, or 37.5%, of the 28,750,000 Public Shares sold in our IPO to be voted in favor of our initial business combination (assuming all outstanding shares are voted and our Sponsor, officers and directors do not purchase any Public Shares) in order to have our initial business combination approved. These quorums and voting thresholds, and the voting agreements of our Sponsor, officers and directors, may make it more likely that we will consummate our initial business combination. Each Public Stockholder may elect to redeem its Public Shares irrespective of whether they vote for or against our initial business combination.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations until after the Business Combination. We intend to effect the Business Combination using cash held in our Trust Account and funds from the PIPE Financing.

Permitted Purchases of Our Securities

Our Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our Sponsor, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions prior to completion of our initial business combination.

The purpose of any such purchases of shares could be to vote such shares in favor of our initial business combination and thereby increase the likelihood of obtaining stockholder approval of our initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants could be to reduce the number Public Warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of the shares of GX Class A Common Stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our Sponsor, officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our Sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such stockholder has already submitted a proxy with respect to our initial business combination. Our Sponsor, officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our Sponsor, officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors and/or their affiliates will not make purchases of GX Common Stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

Redemption Rights for Public Stockholders upon Completion of the Business Combination

We will provide our Public Stockholders with the opportunity to redeem all or a portion of their shares of GX Class A Common Stock upon the completion of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account as of December 31, 2020 is approximately $10.15 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriter. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their shares of GX Class B Common Stock and any Public Shares held by them in connection with the completion of the Business Combination.

Limitation on Redemption upon Completion of the Business Combination

Notwithstanding the foregoing, our Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in our IPO, which we refer to as the “Excess Shares.” Such restriction will also be applicable to our affiliates. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Stockholder holding more than an aggregate of 15% of the shares sold in our IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in our IPO without our prior consent, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with our initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our Existing Charter provides that we will have only until May 23, 2021 to complete our initial business combination. If we are unable to complete our initial business combination by May 23, 2021, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the GX Warrants, which will expire worthless if we fail to complete our initial business combination by May 23, 2021.

Our Sponsor, officers, directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any shares of GX Class B Common Stock held by them if we fail to complete our initial business combination by May 23, 2021. However, if our Sponsor, officers, directors acquires Public Shares after our IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination by May 23, 2021.

Our Sponsor, officers and directors have agreed, pursuant to a letter agreement with us, that they will not propose any amendment to our Existing Charter (i) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination by May 23, 2021 or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our Public Stockholders with the opportunity to redeem their shares of GX Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares. However, we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriter’s fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our Public Shares at such time.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $454,497 of proceeds held outside the Trust Account (as of September 30, 2020), although there is no assurance that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of our IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.15. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Stockholders. There is no assurance that the actual per-share redemption amount received by stockholders will not be substantially less than $10.15. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, there is no assurance that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP, our independent registered public accounting firm, Cantor Fitzgerald & Co., the underwriter of our IPO, Ellenoff Grossman & Schole LLP, our legal counsel in the IPO, and Global Tax Management, Inc., our tax preparer, have not executed agreements with us waiving such claims to the monies held in the trust account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third-party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company. Therefore, there is no assurance that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our Sponsor to reserve for such indemnification obligations and there is no assurance that our Sponsor would be able to satisfy those obligations. Accordingly, there is no assurance that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We seek to reduce the possibility that our Sponsor has to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to approximately $454,497 of proceeds held outside the Trust Account (as of September 30, 2020) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by May 23, 2021 may be considered a liquidating distribution under Delaware law. Delaware law provides that if a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by May 23, 2021, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination by May 23, 2021, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following May 23, 2021 and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have sought and will continue to seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, there is no assurance that we will be able to return $10.00 per share to our Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against us for these reasons.

Our Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of our initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend any provisions of our Existing Charter (A) to modify the substance or timing of our obligation to offer redemption rights in connection with any proposed initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by May 23, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of our Public Shares if we are unable to complete our business combination by May 23, 2021, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with our initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of our Existing Charter, like all provisions of our Existing Charter may be amended with a stockholder vote.

Properties

We do not own any real estate or other physical properties materially important to our operation. We currently maintain our principal executive offices at 1325 Avenue of the Americas, 25th Floor, New York, NY 10019. The cost for this space is included in the $10,000 per-month aggregate fee our Sponsor charges us for general and administrative services. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We currently have four officers. These individuals are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of our initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Directors and Executive Officers

The following table sets forth the name, age and position of each of our current directors and executive officers as of January 1, 2021.

Name	Age	Position
Jay R. Bloom	65	Co-Chairman and Chief Executive Officer
Dean C. Kehler	63	Co-Chairman and Chief Executive Officer
Michael G. Maselli	60	Vice President of Acquisitions
Andrea J. Kellett	64	Chief Financial Officer
Hillel Weinberger	67	Director
Marc Mazur	61	Director
Paul S. Levy	73	Director

Jay R. Bloom, our Co-Chairman and Chief Executive Officer since inception, is a Managing Partner of Trimaran, which he co-founded in 1998, and serves as a Manager of Trimaran Fund II, an existing private equity fund. Trimaran and affiliated entities have managed, through Trimaran Fund Management, L.L.C., private equity funds, collateralized loan obligations, and hedge funds (in the case of hedge funds, as sub-advisor). Prior to Trimaran, Mr. Bloom was a Managing Director and Vice Chairman of CIBC, where he was responsible for CIBC’s United States and European Merchant Banking activities, which were conducted through the CIBC Funds. In addition, Mr. Bloom was responsible for overseeing CIBC’s United States and European Leveraged Finance businesses, which included financial sponsor coverage; acquisition finance; high yield origination, underwriting, sales and trading; private placements; and financial restructuring advisory services. Prior to CIBC, Mr. Bloom was a co-founder of Argosy, a boutique investment bank that engaged in leveraged finance activities and principal investing. Argosy was acquired by CIBC in 1995. Prior to Argosy, Mr. Bloom was a Managing Director of Drexel Burnham Lambert Inc., and before that he was an investment banker at Lehman Brothers. Mr. Bloom also practiced law at Paul Weiss Rifkind Wharton & Garrison. Within the last five years, Mr. Bloom has served on the Board of Directors of El Pollo Loco, Inc. until its IPO (restaurants), KCAP Financial Inc. (fixed income investments/asset management; NASDAQ: KCAP), ChanceLight, Inc. (for-profit education), Norcraft Companies, Inc. (building products) and Brite Media Group LLC (specialty advertising). He has also in the past served as a director of Accuride Corporation (heavy truck components; NYSE: ACW), Consolidated Advisors, LLC (asset management), Domino’s Pizza, Inc. (restaurants), Freightcar America, Inc. (rail cars), Global Crossing Ltd. (telecommunications; NYSE: GX), Heating Oil Partners, L.P. (energy), IASIS Healthcare Corporation (hospitals and insurance), Millennium Digital Media Holdings (cable/telecom), Morris Materials Handling, Inc. (capital equipment), NSP Holdings LLC (safety products), PrimeCo Wireless Communications LLC (communications), Source Financial

Corporation (retail), Standard Steel, LLC (railcar components) and Transportation Technologies, Inc (heavy truck components). He serves on the Advisory Board of the Richman Center for Business, Law and Public Policy at Columbia University, has served as a member of the Cornell University Council and the Cornell University Undergraduate Business Program Advisory Council, and is an emeritus member of the Advisory Council of the Johnson Graduate School of Management at Cornell University. Mr. Bloom graduated summa cum laude from Cornell University with a B.S degree, from the Johnson Graduate School with an M.B.A degree and from Columbia University School of Law with a J.D. degree, where he was a member of the Board of Editors of the Columbia Law Review. Mr. Bloom is well qualified to serve as a Director due to his extensive financial, investment, operation and private and public company experience.

Dean C. Kehler, our Co-Chairman and Chief Executive Officer since inception, is a Managing Partner of Trimaran, which he co-founded in 1998, and serves as a Manager of Trimaran Fund II. Prior to Trimaran, Mr. Kehler was a Managing Director and Vice Chairman of CIBC, where he was responsible for CIBC’s United States and European Merchant Banking activities, which were conducted through the CIBC Funds. In addition, Mr. Kehler was responsible for overseeing CIBC’s United States and European Leveraged Finance businesses, which included financial sponsor coverage; acquisition finance; high yield origination, underwriting, sales and trading; private placements; and financial restructuring advisory services. Prior to CIBC, Mr. Kehler was a co-founder of Argosy. Prior to Argosy, Mr. Kehler was a Managing Director of Drexel Burnham Lambert Inc., and before that he was an investment banker at Lehman Brothers. Mr. Kehler serves on the Boards of Directors of El Pollo Loco Holdings, Inc. (restaurants; NASDAQ: LOCO); Portman Ridge Finance Corporation. (investment company; NASDAQ: PTMN) and Security First Corp. (cyber security and data management software), of which he is Vice Chairman. He also serves as a Member of the Board of Overseers of the University of Pennsylvania School of Nursing, and formerly served as its Chairman. Within the last five years, he has served a director of Inviva Inc. (insurance), and Graphene Frontiers, LLC (graphene). Mr. Kehler previously served as a director of Ashley Stewart Holdings, Inc. (retail); Continental Airlines Inc. (airlines; NYSE: CAL); Global Crossing Ltd. (telecommunications; NYSE: GX); Hills Department Stores, Inc. (retail; NYSE: HDS); TeleBanc Financial Corp. (Internet banking; NASDAQ: TBFC); Booth Creek Ski Group, Inc. (real estate; leisure); CB Holding Corp. (restaurants); CNC Holding Corp. (retail); Heating Oil Partners, L.P. (energy); Jefferson National Financial Corporation (annuities); PrimeCo Wireless Communications, LLC (communications); Source Financing Corp. (retail); TLC Beatrice International Inc. (consumer products); and Urban Brands, Inc. (retail). In addition, Mr. Kehler previously served as a board observer of ITC Holdings, Inc. (electric transmission). Mr. Kehler previously served as a Director, Treasurer and Chair of the Finance Committee of CARE USA, one of the world’s largest private humanitarian organizations. Mr. Kehler graduated from the Wharton School of the University of Pennsylvania. Mr. Kehler is well qualified to serve as a Director due to his extensive financial, investment, operation and private and public company experience.

Michael G. Maselli, our Vice President of Acquisitions since inception, has been a Managing Director of Trimaran Fund Management, L.L.C. since 2006. Mr. Maselli has guided companies and their boards as a director or advisor for over 30 years. Before joining Trimaran, Mr. Maselli worked in the Corporate and Leverage Finance Groups of CIBC. Prior to joining CIBC in 1997, Mr. Maselli served as a Managing Director in Bear Stearns’ corporate finance group and, prior to that, as a Vice President at Kidder Peabody & Co. Incorporated. Since, 2011, Mr. Maselli has served as the Chairman of the Board of El Pollo Loco Holdings Inc. (Ticker: LOCO, NASDAQ). From 2013 to 2015, he served on the board of directors of Norcraft Companies, Inc., and served on the board of managers of its predecessor company beginning in 2003. Additionally, Mr. Maselli served on the board of directors of ChanceLight, Inc. (f/k/a Educational Services of America, Inc.) and Standard Steel, LLC, and was director as well as Chairman of the Board of CB Holding Corp. Mr. Maselli received an MBA with distinction from The A.B. Freeman School at Tulane University and a bachelor’s degree in economics from the University of Colorado.

Andrea J. Kellett, our Chief Financial Officer since inception, has been a Managing Director and the Chief Financial Officer of Trimaran since 2006. Mrs. Kellett is responsible for accounting, management and financial reporting, human resources and administrative matters. Prior to joining Trimaran, Mrs. Kellett was an Executive Director in the Leveraged Finance Group of CIBC and was the Controller of Argosy, which she joined in 1990. Prior to joining Argosy, Mrs. Kellett was a Vice President in the Real Estate Tax Shelter Department of Thomson McKinnon Securities, Inc. Mrs. Kellett began her career as an auditor for Arthur Young & Co. Mrs. Kellett received her B.S. from the School of Business at the State University of New York at Albany.

Hillel Weinberger, one of our directors since May 2019, has since 2010 been a Principal of HLA, a privately-owned venture capital firm. Prior to this, from 2007 to the present, Mr. Weinberger has been co-founder of Hillmark Capital

Management, L.P., and before this was a Senior Vice-President of Loews/CNA Holdings, a property and casualty insurance company, from 1988 to 2006. Prior thereto he was a Senior Vice-President of Presidential Life, from 1982 to 1988. He has served on the boards of Global Crossing Ltd. (telecommunications; NYSE: GX) from 1997 to 2000, where he chaired the Audit Committee, and News Communications, Inc. (newspaper and magazine publishing) from 1990 to 1993. Mr. Weinberger attended Temple University and the Benjamin N. Cardozo School of Law. He is well qualified to serve on our Board due to his investment, operational and board experience.

Marc Mazur, one of our directors since May 2019, has served as an Industry Advisor for Brightwood Capital Advisors, LLC, a private debt fund, since 2014. From 2006 until 2008, Mr. Mazur served as the Chief Executive Officer of Brevan Howard U.S. Asset Management, a London-based global macro hedge fund, and a senior advisor of this company until 2010. From 2010 through December 2019, Mr. Mazur served as a member of the board of directors for Fibrocell Science, Inc. (NASDAQ: FCSC), an autologous cell and gene therapy company. Mr. Mazur also served as chairman of the audit committee and a member of the valuation committee of Sutter Rock Capital (NASDAQ:SSSS) (formerly GSV Capital Corp (NASDAQ:GSVC)), a business development company that invests in late-stage venture-backed private companies since 2017. He served a senior advisor to Tsinghua Venture Capital from 2001 to 2005. Mr. Mazur served as a Vice President at Salomon Brothers, Inc from 1984 to 1987 and served as a Vice President in the Fixed Income Division of The Goldman Sachs Group, Inc. from 1987 until 1996, and served as a consultant for Goldman from 1997 to 1999. Between 2010 and 2014, he served as a director of Staywell Health and as a director of DeVilbiss Health, private companies in the wellness and medical device fields. Mr. Mazur received his B.A. in Political Science from Columbia University and a J.D. from Villanova University School of Law. He is well qualified to serve on our Board due to his senior executive-level experience in finance, healthcare consulting and business strategy, as well as his board experience.

Paul S. Levy, one of our directors since May 2019, is a Managing Director of JLL Partners, Inc., a private equity firm focused on leveraged buyout transactions and leveraged recapitalizations of middle-market companies, which he founded in 1988. He is a director of Builders FirstSource (NASDAQ: BLDR), a supplier of building supplies and materials, since 1998, and LOAR Group, a business platform specializing in the design and manufacture of aerospace components, since 2011. He is also a director of private portfolio companies on behalf of JLL Partners, Inc. Additionally, in the last five years he served on the boards of the following companies: Patheon, Inc., a pharmaceutical contract development and manufacturing organization, PGT Innovations, Inc. (NYSE: PGTI) a manufacturer of building materials, IASIS Healthcare LLC and The J.G. Wentworth Company (OTCQX: JGWEQ). Mr. Levy received his B.A. summa cum laude and Phi Beta Kappa, from Lehigh University and his J.D. from the University of Pennsylvania Law School. He is well qualified to serve on our Board due to his experience in investing, finance and his public company board experience.

Number and Terms of Office of Officers and Directors

We currently have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. Levy, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Weinberger and Mazur, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Bloom and Kehler, will expire at the third annual meeting of stockholders.

Our officers are appointed by the GX Board and serve at the discretion of the GX Board, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the GX Board.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Weinberger, Mazur and Levy are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers has received any cash compensation for services rendered to us. We pay our Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers and directors, or any affiliate of our Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Any such payments prior to our initial business combination will be made using funds held outside the Trust Account. Other than audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating our initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from New Celularity with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. The amount of such compensation is not presently known, as it will be up to the directors of New Celularity to determine executive and director compensation. For a discussion of our executive compensation arrangements after the Closing, please see the section entitled “Management After the Business Combination”.

After the Closing, provided that the Election of Directors Proposal is approved, Messrs. Bloom and Kehler will continue to be directors.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the GX Board. Messrs. Weinberger, Mazur and Levy serve as members of our audit committee, and Mr. Mazur chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Weinberger, Mazur and Levy meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Mazur qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the GX Board. Messrs. Weinberger and Levy serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Weinberger and Levy are independent, and Mr. Weinberger chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of our Sponsor of $10,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of our initial business combination. Accordingly, it is likely that prior to the consummation of our initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The Existing Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the GX Board. The GX Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Weinberger, Mazur and Levy. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Prior to our initial business combination, the GX Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at an annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the GX Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the GX Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of GX Common Stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons. Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all reports applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner pursuant to Section 16(a).

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement filed in connection with our initial public offering. You may review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Audit Fees

The following is a summary of fees paid or to be paid to Marcum LLP, or Marcum, for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees billed by Marcum for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018 totaled $89,000 and $30,000 respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Marcum for consultations concerning financial accounting and reporting standards for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018.

Tax Fees.    We did not pay Marcum for tax planning and tax advice for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018.

All Other Fees.    We did not pay Marcum for other services for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018.

Legal Proceedings

To the knowledge of our management, there is no litigation currently pending against us, any of our officers or directors in their capacity as such or against any of our property.

GX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in the discussion and analysis included certain statements that are the forward-looking statements, including statements regarding industry outlook, GX’s financial position, business strategy, the plans and objectives of management for future operations, and our expectations regarding the performance of our business, which are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, GX’s management. Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors”, “Information About GX” and GX’s consolidated financial statements, including the related notes, appearing elsewhere in this proxy statement/prospectus. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31. As used in this section, unless the context suggests otherwise, “we”, “us”, “our” or “GX” refer to GX Acquisition Corp.

Overview

We are a blank check company formed under the laws of the State of Delaware on August 24, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses (our “initial business combination”). We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the sale of the Private Placement Warrants, our securities, debt or a combination of cash, securities and debt. Our efforts to identify a prospective target business will not be limited to a particular geographic region or industry.

Proposed Business Combination

On January 8, 2021, we entered into the Merger Agreement with First Merger Sub, Second Merger Sub and Celularity, pursuant to which the Business Combination will occur, ultimately resulting in Celularity becoming our wholly-owned subsidiary through the Mergers. The purchase price will be paid in shares of GX Common Stock with no cash component. At the Closing we will issue to the Celularity equity holders an aggregate of 147,327,224 shares of GX Class A Common Stock.

Celularity is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with a chimeric antigen receptor (“CAR”) (“CAR-T”) cells, natural killer (“NK”) cells, and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address a significant unmet global need for effective, accessible and affordable therapeutics. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug (“IND”) applications in 2021.

The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells, which Celularity handles at its purpose-built U.S.-based approximately 150,000 square foot facility. Celularity believes the use of placental-derived cells, sourced from full-term healthy donors, has potential inherent advantages, both from an economic and scientific perspective. Relative to adult-derived cells, placental-derived cells have demonstrated greater stemness, which means the ability to expand and persist. Further, their immunological naïveté, meaning having an immune system that has never been exposed to a specific antigen, may allow for an improved safety profile.

Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s sole use. Celularity believes this a key difference that will enable readily available off-the-shelf treatments that can be delivered faster, more reliably, at greater scale and to more patients.

In addition, Celularity also has non-core legacy operations that are complementary to its work in placenta-derived cell therapeutics, including its biobanking operations, directly or through its exclusive distributor.

The Closing is subject to certain conditions, including but not limited to the approval of our stockholders and Celularity’s stockholders of the Merger Agreement. The Merger Agreement may also be terminated by either party under certain circumstances, including upon notice after April 30, 2021. The parties have agreed to customary exclusivity obligations by either party for any reason. The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the closing conditions contained in the Merger Agreement. For additional details about the Merger Agreement, refer to the section entitled “The Merger Agreement and Plan of Reorganization”.

The Business Combination also calls for additional agreements, including, among others, the Stockholder Support Agreement, the Subscription Agreements, Sponsor Support Agreement, as described in the section entitled “Certain Agreements Related to the Business Combination”.

We have entered into engagement letters or agreements with various consultants, advisors, professionals and others in connection with the Business Combination. The services under these engagement letters and agreements are material in amount and in some instances include contingent or success fees. We estimate that our total transaction costs for the Business Combination and the PIPE Financing will aggregate approximately $50 million (including the deferred underwriting commissions from our IPO). A substantial portion of these costs (including contingent or success fees and ongoing accrued transaction costs, but not the $10,812,500 in deferred underwriter’s commissions) will be charged to operations in the quarter that the Closing occurs. In most instances, these engagement letters and agreements specifically provide that such counterparties waive their rights to seek repayment from the funds in the Trust Account.

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GX will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Celularity will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Celularity (i.e., a capital transaction involving the issuance of stock by GX for the stock of Celularity). Accordingly, the consolidated assets, liabilities and results of operations of Celularity will become the historical financial statements of New Celularity, and GX’s assets, liabilities and results of operations will be consolidated with Celularity beginning on the acquisition date.

We expect to incur significant costs in the pursuit of our initial business combination and we cannot assure you that our plans to complete our initial business combination will be successful.

Recent Developments — COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. A significant outbreak of COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide, and the business of any potential target business with which we consummate our initial business combination could be materially and adversely affected.  Furthermore, we may be unable to complete our initial business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for our initial business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to consummate our initial business combination, or the operations of a target business with which we ultimately consummate our initial business combination, may be materially adversely affected.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through September 30, 2020 were organizational activities and those necessary to prepare for our IPO, described below, and, after our IPO, identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2020, we had a net loss of $37,524, which consisted of operating costs of $208,305, offset by interest income on marketable securities held in the Trust Account of $100,729, an unrealized gain on marketable securities held in our Trust Account of $60,088 and an income tax benefit of $9,964.

For the nine months ended September 30, 2020, we had net income of $843,575, which consisted of interest income on marketable securities held in the Trust Account of $1,707,779 and an unrealized gain on marketable securities held in our Trust Account of $18,478, offset by operating costs of $658,177 and a provision for income taxes of $224,505.

For the three months ended September 30, 2019, we had net income of $1,121,167, which consisted of interest income on marketable securities held in the Trust Account of $1,679,863, offset by an unrealized loss on marketable securities held in our Trust Account of $58,660, operating costs of $202,004 and a provision for income taxes of $298,032.

For the nine months ended September 30, 2019, we had net income of $1,755,706, which consisted of interest income on marketable securities held in the Trust Account of $2,351,856 and an unrealized gain on marketable securities held in our Trust Account of $187,932, offset by operating costs of $317,375 and a provision for income taxes of $466,707.

Liquidity and Capital Resources

On May 23, 2019, we consummated the IPO of 28,750,000 GX Units, which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 GX Units, at $10.00 per GX Unit, generating gross proceeds of $287,500,000. Simultaneously with the closing of the IPO, we consummated the sale of 7,000,000 Private Placement Warrants, at $1.00 per Private Placement Warrant, to our Sponsor, generating gross proceeds of $7,000,000.

Transaction costs amounted to $16,473,117, consisting of $5,000,000 of underwriting fees, $10,812,500 of deferred underwriting fees and $660,617 of other offering costs.

For the nine months ended September 30, 2020, cash used in operating activities was $938,713, which consisted of our net income of $843,575, interest earned on marketable securities held in the Trust Account of $1,707,779, an unrealized gain on marketable securities held in our Trust Account of $18,478 and a deferred income tax provision of $5,534. Changes in operating assets and liabilities used $61,565 of cash.

For the nine months ended September 30, 2019, cash used in operating activities was $874,029. Net income of $1,755,706 was affected by interest earned on marketable securities held in the Trust Account of $2,351,856, an unrealized gain on marketable securities held in our Trust Account of $187,932 and a deferred tax provision of $39,466. Changes in operating assets and liabilities used $129,413 of cash

As of September 30, 2020, we had marketable securities held in the Trust Account of $291,844,594 (including approximately $4,345,000 of interest income and unrealized gains) consisting of U.S. Treasury Bills with a maturity of 180 days or less. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions) to complete our initial business combination. We may withdraw interest to pay taxes. Through September 30, 2020, we withdrew $1,264,703 of interest earned on the Trust Account to pay our franchise and income taxes, of which $613,703 was withdrawn during the nine months ended September 30, 2020 and $137,500 was returned due to a reduction in our estimated tax liability for the nine months ended September 30, 2020. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business.

As of September 30, 2020, we had cash of $454,497 held outside the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate prospective acquisition candidates, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses, review corporate documents and material agreements of prospective target businesses, select the target business to acquire and structure, negotiate and complete our initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with our initial business combination, our initial stockholders, officers and directors or their affiliates may, but are not obligated to, loan us funds from time to time or at any time, as may be required. If we complete our initial business combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

Liquidity and Going Concern

We will need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors, or third parties. Our officers, directors and Sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern through May 23, 2021, the date that we will be required to cease all operations, except for the purpose of winding up, if our initial business combination is not consummated. These conditions raise substantial doubt about our ability to continue as a going concern.

Off-balance sheet financing arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative services. We began incurring these fees on May 20, 2019 and will continue to incur these fees monthly until the earlier of the completion of a Business Combination and our liquidation.

In June 2019, we entered into a consulting arrangement for services to help identify and introduce us to potential targets and provide assistance with the negotiations in connection with a Business Combination. The agreement provides for a monthly fee of $12,500.

GX has entered into and expects to enter into additional engagement letters or agreements with various consultants, advisors, professionals and others in connection with the Business Combination. The services under these engagement letters and agreements are material in amount and in some instances include contingent or success fees. Contingent or success fees (but not deferred underwriting compensation) would be charged to operations in the quarter that the Closing occurs. In most instances (except with respect to our independent registered public accounting firm), these engagement letters and agreements are expected to specifically provide that such counterparties waive their rights to seek repayment from the funds in the Trust Account.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

GX Common Stock Subject to Possible Redemption

We account for GX Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. GX Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable GX Common Stock (including GX Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, GX Common Stock is classified as stockholders’ equity. GX Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, GX Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Loss Per Common Share

We apply the two-class method in calculating earnings per share. Shares of GX Common Stock subject to possible redemption, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. Our net income is adjusted for the portion of income that is attributable to GX Common Stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not our income or losses.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Following the consummation of our Initial Public Offering, the net proceeds of our Initial Public Offering, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in US treasuries. Due to the short-term nature of these investments, we do not believe that there will be an associated material exposure to interest rate risk.

CERTAIN GX RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In September 2018, we issued shares of our GX Class B Common Stock initially purchased by our Sponsor in a private placement prior to our IPO, and the shares of our GX Class A Common Stock issued upon the conversion thereof in an aggregate amount of 8,625,000 for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per share. In April 2019, our Sponsor forfeited 1,437,500 shares of GX Class B Common Stock, leaving it with an aggregate of 7,187,500 shares of GX Class B Common Stock. The number of shares of GX Class B Common Stock issued was determined based on the expectation that such shares of GX Class B Common Stock held by our Sponsor would represent 20% of the outstanding shares upon completion of our IPO. The shares of GX Class B Common Stock (including the GX Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Our Sponsor purchased an aggregate of 7,000,000 Private Placement Warrants for a purchase price of $1.00 per warrant in the Private Placement. As such, our Sponsor’s interest in the Business Combination is valued at approximately $7,000,000. Each Private Placement Warrant entitles the holder thereof to purchase one share of our GX Class A Common Stock at a price of $11.50 per share. The Private Placement Warrants (including the GX Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

If any of our officers or directors becomes aware of our initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Commencing on May 20, 2019, we have agreed to pay Trimaran Holdings, Inc, an affiliate of our Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers and directors, or any affiliate of our Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits our Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

On September 24, 2018, the Sponsor agreed to loan GX an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the earlier of March 31, 2019 or the completion of the IPO. On March 29, 2019, the Sponsor and GX, for no consideration, agreed to extend the maturity date of the Note from the earlier of March 31, 2019 or the completion of the IPO to the earlier of June 30, 2019 or the completion of the IPO. The borrowings outstanding under the Note of $280,000 were repaid upon the consummation of the IPO on May 23, 2019.

In addition, in order to finance transaction costs in connection with our initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds on a non-interest bearing basis as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from New Celularity with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. The amount of such compensation is not presently known, as it will be up to the directors of New Celularity to determine executive and director compensation.

In connection with the execution of the Merger Agreement, GX entered into separate Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and GX agreed to sell to the PIPE Investors, the PIPE Shares for a purchase price of $10.00 per share and an aggregate purchase price of $83,400,000, in the PIPE Financing, in each case on substantially similar terms and conditions as the form of Subscription Agreement attached to this proxy statement/prospectus as Annex H. A detailed description of the Subscription Agreements entered into as part of the PIPE Financing is included under the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements”.

In connection with the IPO, GX entered into a registration rights agreement with respect to the Private Placement Warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of GX Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the shares of GX Class B Common Stock. At the Closing, the registration rights agreement will be amended and restated, which is described under the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement”.

Related Party Policy

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations includes any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving GX.

In addition, our audit committee, pursuant to its written charter is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. A form of the audit committee charter was filed as an exhibit to our registration statement on Form S-1. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from independent investment banking firm or from another independent entity that commonly renders valuation opinions that our initial business combination is fair to GX from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our Sponsor, officers or directors, or any affiliate of our Sponsor or officers, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to our Sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of our IPO held in the Trust Account prior to the completion of our initial business combination:

•        repayment of up to an aggregate of $300,000 in loans made to us by our Sponsor to cover offering-related and organizational expenses;

•        payment to an affiliate of our Sponsor of $10,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support;

•        reimbursement for any out-of-pocket expenses related to identifying, investigating and completing our initial business combination; and

•        repayment of non-interest bearing loans which may be made by our Sponsor or an affiliate of our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender.

Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates.

In determining whether to approve a related party transaction, the audit committee must consider, among other factors, the following factors to the extent relevant:

•        whether the terms of the transaction are fair to GX and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for us to enter into the transaction;

•        whether the transaction would impair the independence of an outside director;

•        whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the director, executive officer or related party, the direct or indirect nature of the director’s, executive officer’s or related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

Any member of the audit committee who has an interest in the transaction under discussion must abstain from any voting on the approval of the transaction, but may, if so requested by the chairman of the audit committee, participate in some or all of the audit committee’s discussions of the transaction. Upon completion of its review of the transaction, the audit committee may determine to permit or to prohibit the transaction.

A related party transaction entered into without pre-approval of the audit committee will not be deemed to violate this policy, or be invalid or unenforceable, so long as the transaction is brought to the audit committee as promptly as reasonably practical after it is entered into or after it becomes reasonably apparent that the transaction is covered by this policy.

A Related Party Transaction entered into prior to the effective date of the Existing Charter will not be required to be reapproved by the audit committee.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors after the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Celularity will be managed by or under the direction of the New Celularity Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Celularity following consummation of the Business Combination as of January 1, 2021.

Name	Age	Position(s)
Executive Officers
Robert J. Hariri, M.D., Ph.D.	61	President, Chief Executive Officer and Chairman of the Board of Directors
David C. Beers	51	Chief Financial Officer
Gregory Berk, M.D.	62	Chief Medical Officer
Stephen A Brigido, DPM	44	President, Degenerative Disease
Keary Dunn, Esq.	50	Executive Vice President, General Counsel & Business Development
John R. Haines	63	Executive Vice President and Chief Operations and Administrative Officer
Xiaokui Zhang, Ph.D.	52	Executive Vice President and Chief Scientific Officer

Non-Employee Directors
John Sculley	81	Vice Chairman of the Board of Directors
Jay R. Bloom	65	Director
Peter Diamandis, M.D.	59	Director
Dean C. Kehler	63	Director
Lim Kok Thay	69	Director
Robin L. Smith, M.D., MBA	56	Director
Andrew C. von Eschenbach, M.D.	79	Director
		Director

____________

(1)      Member of the New Celularity audit committee, effective upon the consummation of the Business Combination.

(2)      Member of the New Celularity compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of the New Celularity nominating and corporate governance committee, effective upon the consummation of the Business Combination.

(4)      Member of the New Celularity science and technology committee, effective upon the consummation of the Business Combination.

Executive Officers

Robert J. Hariri, M.D., Ph.D.    Upon consummation of the Business Combination, Dr. Hariri will serve as New Celularity’s President, Chief Executive Officer and Chairman of the Board of Directors. Dr. Hariri is the founder of Celularity and has served as its President and Chief Executive Officer and as Chairman of its board of directors since 2016. Prior to joining Celularity, Dr. Hariri founded and served as Chief Executive Officer of Anthrogenesis Corporation, and after its acquisition by Celgene Corporation (“Celgene”), Dr. Hariri served as Chief Executive Officer of Celgene Cellular Therapeutics from 2005 to 2013. Dr. Hariri also co-founded the genomic-based health intelligence company, Human Longevity, Inc. Dr. Hariri is also an Adjunct Professor of Neurosurgery and a member of the Board of Overseers at the Weill-Cornell University Medical College. He is a member of the X PRIZE Foundation scientific advisory board for the Archon X PRIZE for Genomics. Dr. Hariri is a trustee and vice-chair of the Liberty Science Center. Dr. Hariri has served as a member of the board of directors of various companies, including Myos Corporation from July 2011 to November 2020, where he served as Chairman of the board from April 2012 to November 2020, Bionik Laboratories Corp. from March 2015 to October 2017, Cryoport since 2017, Bio Vie Inc. since June 2020. Dr. Hariri obtained an A.B. in Biological Anthropology from Columbia University School of Engineering and Applied Sciences and Columbia College and an M.D. and Ph.D. from Cornell University. Celularity’s board of directors believes that Dr. Hariri’s history in building companies in biotechnology, medical devices and therapeutics, as well as his expertise and experience in life sciences, including his work in immune-oncology and cell therapeutics and his educational background, provide him with the qualifications and skills to serve on the New Celularity Board.

David C. Beers.    Upon consummation of the Business Combination, Mr. Beers will serve as New Celularity’s Chief Financial Officer. Mr. Beer has served as Celularity’s Chief Financial Officer since January 2020. Mr. Beers previously served as a portfolio manager at Goldman Sachs Asset Management (“GSAM”) from 2010 to 2019, where he managed the Goldman Sachs Income Builder portfolio and the Real Estate Balanced portfolio as a member of the GSAM high yield team. Previously, Mr. Beers served as a technology and media analyst with T. Rowe Price from 2004 to 2010 and with Morgan Stanley Investment Management from 1996 to 2002. Mr. Beers obtained an AB from Princeton University in 1992 and an MBA from The Wharton School of Business at The University of Pennsylvania in 2004.

Gregory Berk, M.D.    Upon consummation of the Business Combination, Dr. Berk will serve as New Celularity’s Chief Medical Officer. Dr. Berk has served as Celularity’s Chief Medical Officer since November 2020. Prior to joining Celularity, Dr. Berk served as a hematology-oncology consultant at Gregory Berk, MD, PC from January 2017 to November 2020. Previously, Dr. Berk served as President and Chief Medical Officer at Verastem from April 2016 to January 2017 and as President and Chief Medical Officer at Sideris Pharmaceuticals from January 2014 to February 2016. Prior to this, Dr. Berk served as Chief Medical Officer at BIND Biosciences, Intellikine and Abraxis BioScience. Dr. Berk obtained a Bachelor of Science from Tulane University, an M.D. in Medicine from Case Western Reserve University School of Medicine, and completed his internship, residency, and fellowship in Internal Medicine and Hematology-Oncology at Weill Medical College of Cornell University and New York Presbyterian Hospital.

Stephen A Brigido, DPM.    Upon consummation of the Business Combination, Mr. Brigido will serve as New Celularity’s President, Degenerative Disease. Mr. Brigido has served as Celularity’s President, Degenerative Disease and Biobanking since September 2019. Prior to joining Celularity, Dr. Brigido served as Managing Partner at Venel Holdings from November 2010 to present, and at BBHP Medical LLC from October 2016 to present. Before his tenure at BBHP Medical LLC, Dr. Brigido served as President and Chief Medical Officer at Edge Orthopaedics, LLC from April 2012 to July 2016. While at Edge Orthopaedics, Dr. Brigido was responsible for the development and commercial release of over 30 FDA approved products in foot and ankle surgery. In 2016, he facilitated a sale of that company to Orthofix SRL in Verona, Italy. Dr. Brigido is a founding partner of Plazmology 4, Inc., and has served on its board of directors since 2012. From 2005-2019 Dr. Brigido was the Section Chief of Foot and Ankle Reconstruction at Coordinated Health; and was Director of the Reconstructive Foot and Ankle Fellowship from 2010-2019. In addition to his duties as a surgeon, Dr. Brigido served on the Board of Directors of Coordinated Health Holding Company from 2008-2019. Dr. Brigido has published over 120 peer reviewed papers in regenerative medicine and orthopedics; and has written numerous book chapters. Dr. Brigido is a Professor of Surgery at The Commonwealth Medical College in Scranton, PA, and has numerous patents involving biomaterials and orthopedic hardware. Dr. Brigido obtained a Bachelor of Science from Randolph-Macron College and a Medical Degree from Temple University.

Keary L. Dunn, Esq.    Upon consummation of the Business Combination, Mr. Dunn will serve as New Celularity’s Executive Vice President, General Counsel & Business Development. Mr. Dunn has served as Celularity’s Executive Vice President and General Counsel since March 2020. Prior to joining Celularity, from January 2017 to March 2020, Mr. Dunn served as Vice President, U.S. Head Legal, Novartis Global Drug Development. At Novartis, Mr. Dunn also served as General Counsel of the Cell and Gene Therapy Unit from 2014 to 2017. He also served as the Global Ethics and Compliance Officer for Novartis Oncology from 2012 to 2014. Prior to his tenure at Novartis, from 2008 to 2010, Mr. Dunn served as Senior Corporate Counsel at Sanofi-Aventis U.S. as a member of the Regulatory/Privacy/Policy and Managed Markets legal groups. Mr. Dunn also serves as an adjunct professor at the St. Joseph’s University Haub School of Business. Mr. Dunn holds a Juris Doctor Degree from George Mason University and a Bachelor of Science degree in biochemical pharmacology from the State University of New York at Buffalo.

John R. Haines.    Upon consummation of the Business Combination, Mr. Haines will serve as New Celularity’s Executive Vice President and Chief Operations and Administrative Officer. Mr. Haines has served as Celularity’s Chief Operations and Administrative Officer since October 2020, and prior to his current role, Mr. Haines served as Celularity’s Chief Administrative Officer since September 2017. Prior to joining Celularity, from 2013 to 2017, Mr. Haines served as President and Chief Executive Officer at Andiscern Corporation, a private company he cofounded to develop particle accelerator-based technology to detect fissile material used to make nuclear weapons. Prior to his tenure at Andiscern, from 2009 to 2013, Mr. Haines served as President and Chief Executive Officer at Ionetix Corporation, a private company he cofounded in 2009 to commercialize superconducting cyclotron technology developed at the MIT Plasma Fusion Laboratory. Mr. Haines served as President and Chief Operating Officer of Anthrogenesis Corporation from July 1999 through December 2002, when it was acquired by Celgene Corporation and renamed Celgene Cellular

Therapeutics. Mr. Haines obtained a Bachelor of Arts in Economics from Villanova University, a Master of Science from the University of Pennsylvania, a Master of Bioethics from the University of Pennsylvania Graduate School of Medicine, a Master of Arts from King’s College London, and a postgraduate diploma from Stanford University.

Xiaokui Zhang, Ph.D.    Upon consummation of the Business Combination, Dr. Zhang will serve as New Celularity’s Executive Vice President and Chief Scientific Officer. Dr. Zhang has served as Celularity’s Executive Vice President and Chief Scientific Officer since August 2017. Dr. Zhang has more than 15 years of experience in leading discovery, research and development in the biopharmaceutical industry to advance research stage programs into early clinical development. From 2006 to 2017, Dr. Zhang held various positions of increasing scope and responsibility at Celgene Cellular Therapeutics, including Director of Discovery Research and Senior Director of Research & Development, where she led the development of novel immunotherapy candidates derived from placental progenitor cells and initiated clinical trials. Before Celgene, from 2003 to 2006, Dr. Zhang led a gene discovery team at Helicon Therapeutics and conducted target identification studies in cognitive disorders. Dr. Zhang obtained a B.Sc. in Physiology from Nanjing University, and a Ph.D. in Molecular Cell Biology from the Rockefeller University with further post-doctoral training in the Functional Genomics Department of Novartis Pharmaceuticals.

Non-Employee Directors

John Sculley.    Upon consummation of the Business Combination, Mr. Sculley will serve as a member of the New Celularity Board. Mr. Sculley has served as a Vice Chairman of Celularity’s board of directors since June 2017. Mr. Sculley has also served as Chairman of the Board of Directors and Chief Marketing Officer for RxAdvance Corporation, a modern Pharmacy Benefit Manager platform company, a position he has held since 2015. Mr. Sculley is the co-founder and vice chairman of Zeta Global, a personalized marketing platform, positions he has held since 2009. Mr. Sculley has also served as a member of the Board of Directors at Zeta Global since 2009 and he previously served as a member of the Board of Directors at Kaleido Biosciences, Inc. from October 2018 to January 2020. Mr. Sculley previously served as the Chief Executive Officer of Pepsi-Cola Co from 1978 to 1983. He served as the Chief Executive Officer of Apple Inc. from 1983 to 1993. Mr. Sculley was a founding Board member of MetroPCS Communications, Inc. from 1996 to 2008 and Rally Health, Inc. from 2011 to 2014. He was also a member of the Board of Directors of MDLIVE, Inc. from 2009 to 2017. Mr. Sculley obtained a Bachelor of Arts from Brown University and an MBA from the Wharton School of Business. Mr. Sculley has also been awarded ten Ph.D.s and the Ellis Island Medal of Honor. Celularity’s board of directors believes that Mr. Sculley is qualified to serve on the New Celularity board based on his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other companies.

Jay R. Bloom.    Upon consummation of the Business Combination, Mr. Bloom will serve as a member of the New Celularity Board. Mr. Bloom is also a Managing Partner of Trimaran, which he co-founded in 1998, and serves as a Manager of Trimaran Fund II, an existing private equity fund. Trimaran and affiliated entities have managed, through Trimaran Fund Management, L.L.C., private equity funds, collateralized loan obligations, and hedge funds (in the case of hedge funds, as sub-advisor). Prior to Trimaran, Mr. Bloom was a Managing Director and Vice Chairman of CIBC, where he was responsible for CIBC’s United States and European Merchant Banking activities, which were conducted through the CIBC Funds. In addition, Mr. Bloom was responsible for overseeing CIBC’s United States and European Leveraged Finance businesses, which included financial sponsor coverage; acquisition finance; high yield origination, underwriting, sales and trading; private placements; and financial restructuring advisory services. Prior to CIBC, Mr. Bloom was a co-founder of Argosy, a boutique investment bank that engaged in leveraged finance activities and principal investing. Argosy was acquired by CIBC in 1995. Prior to Argosy, Mr. Bloom was a Managing Director of Drexel Burnham Lambert Inc., and before that he was an investment banker at Lehman Brothers. Mr. Bloom also practiced law at Paul Weiss Rifkind Wharton & Garrison. Within the last five years, Mr. Bloom has served on the Board of Directors of El Pollo Loco, Inc. until its IPO (restaurants), KCAP Financial Inc. (fixed income investments/asset management; NASDAQ: KCAP), ChanceLight, Inc. (for-profit education), Norcraft Companies, Inc. (building products) and Brite Media Group LLC (specialty advertising). He has also in the past served as a director of Accuride Corporation (heavy truck components; NYSE: ACW), Consolidated Advisors, LLC (asset management), Domino’s Pizza, Inc. (restaurants), Freightcar America, Inc. (rail cars), Global Crossing Ltd. (telecommunications; NYSE: GX), Heating Oil Partners, L.P. (energy), IASIS Healthcare Corporation (hospitals and insurance), Millennium Digital Media Holdings (cable/telecom), Morris Materials Handling, Inc. (capital equipment), NSP Holdings LLC (safety products), PrimeCo Wireless Communications LLC (communications), Source Financial Corporation (retail), Standard Steel, LLC (railcar components) and Transportation Technologies, Inc (heavy truck components). He serves on the Advisory

Board of the Richman Center for Business, Law and Public Policy at Columbia University, has served as a member of the Cornell University Council and the Cornell University Undergraduate Business Program Advisory Council, and is an emeritus member of the Advisory Council of the Johnson Graduate School of Management at Cornell University. Mr. Bloom graduated summa cum laude from Cornell University with a B.S degree, from the Johnson Graduate School with an M.B.A degree and from Columbia University School of Law with a J.D. degree, where he was a member of the Board of Editors of the Columbia Law Review. Mr. Bloom is well qualified to serve on the New Celularity Board due to his extensive financial, investment, operation and private and public company experience.

Peter H. Diamandis, M.D.    is a co-founder and has served as a Vice Chairman of Celularity’s board of directors since 2016. Dr. Diamandis is also the Founder and Executive Chairman of the XPRIZE Foundation, a non-profit foundation that has designed and operated large-scale incentive competitions and the Executive Founder of Singularity University, a graduate-level Silicon Valley institution founded in 2008 that counsels the world’s leaders on exponentially growing technologies. Dr. Diamandis is the Vice Chairman and co-Founder of Human Longevity, Inc., a company focused on extending the human lifespan. Dr. Diamandis obtained degrees in Molecular Engineering and Aerospace Engineering from MIT and an M.D. from Harvard Medical School. Celularity’s board of directors believes he is well qualified to serve on the board due to his extensive operational and management experience in the technology industry.

Dean C. Kehler.    Upon consummation of the Business Combination, Mr. Kehler will serve as a member of the New Celularity Board. Mr. Kehler is also a Managing Partner of Trimaran, which he co-founded in 1998, and serves as a Manager of Trimaran Fund II. Prior to Trimaran, Mr. Kehler was a Managing Director and Vice Chairman of CIBC, where he was responsible for CIBC’s United States and European Merchant Banking activities, which were conducted through the CIBC Funds. In addition, Mr. Kehler was responsible for overseeing CIBC’s United States and European Leveraged Finance businesses, which included financial sponsor coverage; acquisition finance; high yield origination, underwriting, sales and trading; private placements; and financial restructuring advisory services. Prior to CIBC, Mr. Kehler was a co-founder of Argosy. Prior to Argosy, Mr. Kehler was a Managing Director of Drexel Burnham Lambert Inc., and before that he was an investment banker at Lehman Brothers. Mr. Kehler serves on the Boards of Directors of El Pollo Loco Holdings, Inc. (restaurants; NASDAQ: LOCO); Portman Ridge Finance Corporation. (investment company; NASDAQ: PTMN) and Security First Corp. (cyber security and data management software), of which he is Vice Chairman. He also serves as a Member of the Board of Overseers of the University of Pennsylvania School of Nursing, and formerly served as its Chairman. Within the last five years, he has served a director of Inviva Inc. (insurance), and Graphene Frontiers, LLC (graphene). Mr. Kehler previously served as a director of Ashley Stewart Holdings, Inc. (retail); Continental Airlines Inc. (airlines; NYSE: CAL); Global Crossing Ltd. (telecommunications; NYSE: GX); Hills Department Stores, Inc. (retail; NYSE: HDS); TeleBanc Financial Corp. (Internet banking; NASDAQ: TBFC); Booth Creek Ski Group, Inc. (real estate; leisure); CB Holding Corp. (restaurants); CNC Holding Corp. (retail); Heating Oil Partners, L.P. (energy); Jefferson National Financial Corporation (annuities); PrimeCo Wireless Communications, LLC (communications); Source Financing Corp. (retail); TLC Beatrice International Inc. (consumer products); and Urban Brands, Inc. (retail). In addition, Mr. Kehler previously served as a board observer of ITC Holdings, Inc. (electric transmission). Mr. Kehler previously served as a Director, Treasurer and Chair of the Finance Committee of CARE USA, one of the world’s largest private humanitarian organizations. Mr. Kehler graduated from the Wharton School of the University of Pennsylvania. Mr. Kehler is well qualified to serve on the New Celularity Board due to his extensive financial, investment, operation and private and public company experience.

Lim Kok Thay.    Upon consummation of the Business Combination, Tan Sri Lim will serve as a member of the New Celularity Board. Tan Sri Lim has served on Celularity’s board of directors since 2018, and is the Chairman and Chief Executive of Genting Berhad. He is also the Deputy Chairman and Chief Executive of Genting Malaysia Berhad, the Deputy Chairman and Executive Director of Genting Plantations Berhad, the Executive Chairman of Genting Singapore Limited and the Chairman of Genting UK Plc. Tan Sri Lim has served in various positions within the Genting Group since 1976. He is a Founding Member, a Permanent Trustee and Chairman of the Board of Trustees of the charitable foundation The Community Chest, Malaysia. In addition, he is a member of the board of directors of several other companies as well as a member of the board of trustees of several charitable organizations in Malaysia. Tan Sri Lim is the Chairman and Chief Executive Officer of Genting Hong Kong Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Tan Sri Lim holds a Bachelor of Science in civil engineering from the University of London. He attended the Program for Management Development of Harvard Business School in 1979. Celularity’s board of directors believes that Tan Sri Lim is qualified to serve on the New Celularity board based on his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other companies.

Robin L. Smith, M.D., MBA.    Upon consummation of the Business Combination, Dr. Smith will serve as a member of the New Celularity Board. Dr. Smith has served as one of Celularity’s directors since August 2019. Dr. Smith has also served as a director of Sorrento Therapeutics since December 2019. She has served as partner of BRM Holdings, LLC, a consulting firm, since March 2015. In 2007, Dr. Smith founded The Stem for Life Foundation (SFLF), a nonprofit organization, and has served as Chairman of the Board and President of the Stem for Life Foundation since its inception. The Stem for Life Foundation is now part of the Cura Foundation of which Dr. Smith serves as Chair of the Board and President. She has served as Vice President of the Science and Faith STOQ Foundation in Rome since 2015 and has served as a member of its Board of Directors since 2012. She also co-founded Spiritus Therapeutics, Inc. in 2018 and serves as President and Chair of the Board. From 2006 to 2015, Dr. Smith served as Chair and CEO of Caladrius Biosciences, Inc. (formerly NeoStem Inc.). She has served Chair of the board of directors of Mynd Analytics, Inc. since August 2015 and then its successor Emmaus Medical, Inc. until September 2019, served on the board of directors of Rockwell Medical, Inc. from June 2016 to November 2019 and served on the board of Seelos Therapeutics, Inc. since January 2019. Dr. Smith has been a member of the Board of Overseers at the NYU Langone Medical Center in New York since 2014, a member of the International Board of Sanford Health since 2016, co-chair of the Life Sci advisory board on gender diversity since April 2016, a member of the board of directors of Alliance for Regenerative Medicine (ARM) Foundation since 2017 and a co-founder and member of the board of directors of Unite to Prevent Cancer Foundation since 2018. She has served as a voluntary Clinical Associate Professor in the Department of Medicine at the Rutgers, New Jersey Medical School since 2017. She served on the Board of Trustees of the NYU Langone Medical Center from 2006 to 2014 and was on the board of directors of Signal Genetics, Inc. from July 2014 to February 2016, BioXcel Corporation from August 2015 to June 2017 and ProLung Inc. from February 2017 to July 2018. Dr. Smith obtained her M.D. from Yale University, an M.B.A. from the Wharton School of Business and a B.A. from Yale University. Celularity’s board of directors believes that Dr. Smith’s scientific background and her broader business development and corporate experience, qualify her to serve on the New Celularity Board.

Andrew C von Eschenbach, M.D.    Upon consummation of the Business Combination, Dr. von Eschenbach will serve as a member of the New Celularity Board. Dr. von Eschenbach has served as one of Celularity’s directors since June 2017. Dr. von Eschenbach serves as President of Samaritan Health Initiatives since January 2010. Prior to his tenure there, from 2005 to 2009, he served as Commissioner of the Department of Health and Human Services at the U.S. Food & Drug Administration. Previously, Dr. Eschenbach served as a director at the National Cancer Institute and as Executive Vice President/Chief Academic Officer and Professor of Urologic Oncology at the University of Texas MD Cancer Center. Dr. von Eschenbach obtained a B.S. from St. Joseph’s University and an M.D. from Georgetown University School of Medicine. Dr. von Eschenbach served as a Lt. Commander in the U.S. Navy Medical Corps, and after completing a residency in urologic surgery at Pennsylvania Hospital in Philadelphia, he was an instructor in urology at the University of Pennsylvania School of Medicine. Dr. von Eschenbach completed a Fellowship in Urologic Oncology at the University of Texas M.D. Anderson Cancer Center. Celularity’s board of directors believes that Dr. von Eschenbach is qualified to serve on the New Celularity board due to his extensive experience in biotechnology and his expertise in oncology.

Board Composition

New Celularity’s business and affairs will be organized under the direction of the New Celularity Board. New Celularity anticipates that the New Celularity Board will consist of nine members upon the consummation of the Business Combination. Dr. Hariri will serve as Chairman of the New Celularity Board. The primary responsibilities of the New Celularity Board will be to provide oversight, strategic guidance, counseling and direction to New Celularity’s management. The New Celularity Board will meet on a regular basis and on an ad hoc basis as required.

In accordance with the terms of the Proposed Charter and the Amended and Restated Bylaws, which will become effective immediately prior to and upon the completion of the Business Combination, respectively, New Celularity will divide its board into three classes, as follows:

•        Class I, which will consist of            ,            and                , whose terms will expire at New Celularity’s annual meeting of stockholders to be held in 2022;

•        Class II, which will consist of                ,                and                , whose terms will expire at New Celularity’s annual meeting of stockholders to be held in 2023; and

•        Class III, which will consist of                ,                and                , whose terms will expire at New Celularity’s annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of the New Celularity Board will be fixed exclusively by resolutions of the New Celularity Board. The authorized number of directors may be changed only by resolution of the New Celularity Board. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Celularity Board may have the effect of delaying or preventing changes in its control or management. New Celularity’s directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of its voting stock.

Director Independence

Upon the consummation of the Business Combination, the New Celularity Board is expected to determine that each of the directors on the New Celularity Board, other than Dr. Hariri, will qualify as independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules and the New Celularity Board will consist of a majority of “independent directors” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, New Celularity will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Board Leadership Structure

Celularity’s current board of directors is, and the New Celularity Board is expected to be, chaired by Dr. Hariri, the Chief Executive Officer. In such role, Dr. Hariri will have authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. The New Celularity Board believes that combining the positions of Chief Executive Officer and Board Chair helps to ensure that the New Celularity Board and management act with a common purpose and that separating the positions of Chief Executive Officer and Board Chair has the potential to give rise to divided leadership, which could interfere with good decision-making or weaken the ability to develop and implement strategy. Instead, the New Celularity Board believes that combining the positions of Chief Executive Officer and Board Chair provides a single, clear chain of command to execute its strategic initiatives and business plans. In addition, the New Celularity Board believes that a combined Chief Executive Officer/Board Chair is better positioned to act as a bridge between management and the New Celularity Board, facilitating the regular flow of information. Celularity also believes that it is advantageous to have a Board Chair with an extensive history with and knowledge of the company (as is the case with its Chief Executive Officer) as compared to a relatively less informed independent Board Chair.

Role of the New Celularity Board in Risk Oversight

The audit committee of the New Celularity Board will be primarily responsible for overseeing its risk management processes on behalf of the New Celularity Board. Going forward, New Celularity expects that the audit committee will receive reports from management at least quarterly regarding its assessment of risks. In addition, the audit committee reports regularly to the New Celularity Board, which also considers New Celularity’s risk profile. The audit committee and the New Celularity Board focus on the most significant risks New Celularity faces and its general risk management strategies. While the New Celularity Board oversees its risk management, management is responsible for day-to-day risk management processes. the New Celularity Board expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the New Celularity Board. New Celularity believes this division of responsibilities is the most effective approach for addressing the risks it faces and that the New Celularity Board leadership structure, which also emphasizes the independence of the New Celularity Board in its oversight of its business and affairs, supports this approach.

Board Committees

Effective upon the consummation of the Business Combination, the New Celularity Board will reconstitute the audit committee, compensation committee, nominating and corporate governance committee and science and technology committee. The New Celularity Board will adopt a new charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. New Celularity intends to comply with future requirements to the extent they will be applicable to New Celularity. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Celularity’s website

Audit Committee

New Celularity’s audit committee will consist of                ,                and                . Each of the members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

                will serve as the chair of the audit committee. The functions of this committee will include, among other things:

•        evaluating the performance, independence and qualifications of New Celularity’s independent auditors and determining whether to retain New Celularity’s existing independent auditors or engage new independent auditors;

•        reviewing and approving the engagement of New Celularity’s independent auditors to perform audit services and any permissible non-audit services;

•        monitoring the rotation of partners of New Celularity’s independent auditors on New Celularity’s engagement team as required by law;

•        prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of New Celularity’s independent auditor;

•        reviewing New Celularity’s annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with New Celularity’s independent auditors and management;

•        reviewing, with New Celularity’s independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of New Celularity’s financial controls;

•        reviewing with management and New Celularity’s independent auditors any earnings announcements and other public announcements regarding material developments;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•        preparing the report that the SEC requires in New Celularity’s annual proxy statement;

•        reviewing and providing oversight of any related-person transactions in accordance with New Celularity’s related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New Celularity’s code of business conduct and ethics;

•        reviewing New Celularity’s major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•        reviewing on a periodic basis New Celularity’s investment policy; and

•        reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

                will qualify as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. New Celularity’s independent registered public accounting firm and New Celularity management periodically will meet privately with the audit committee.

The composition and functioning of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. New Celularity intends to comply with future requirements to the extent they become applicable to New Celularity.

Compensation Committee

New Celularity’s compensation committee will consist of                ,                and                . will serve as the chair of the compensation committee. Each of the members of its compensation committee will be a non-employee director as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the Nasdaq Stock Market independence requirements. The functions of this committee will include, among other things:

•        reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full New Celularity Board regarding) New Celularity’s overall compensation strategy and policies;

•        reviewing and making recommendations to the full New Celularity Board regarding the compensation and other terms of employment of New Celularity’s executive officers;

•        reviewing and approving (or if it deems it appropriate, making recommendations to the full New Celularity Board regarding) performance goals and objectives relevant to the compensation of New Celularity’s executive officers and assessing their performance against these goals and objectives;

•        reviewing and approving (or if it deems it appropriate, making recommendations to the full New Celularity Board regarding) the equity incentive plans, compensation plans and similar programs advisable for New Celularity, as well as modifying, amending or terminating existing plans and programs;

•        evaluating risks associated with New Celularity’s compensation policies and practices and assessing whether risks arising from its compensation policies and practices for New Celularity’s employees are reasonably likely to have a material adverse effect on New Celularity;

•        reviewing and making recommendations to the full New Celularity Board regarding the type and amount of compensation to be paid or awarded to New Celularity’s non-employee board members;

•        establishing policies with respect to votes by New Celularity’s stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining New Celularity’s recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•        reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•        administering New Celularity’s equity incentive plans;

•        establishing policies with respect to equity compensation arrangements;

•        reviewing the competitiveness of New Celularity’s executive compensation programs and evaluating the effectiveness of its compensation policy and strategy in achieving expected benefits to New Celularity;

•        reviewing and making recommendations to the full New Celularity Board regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for New Celularity’s executive officers;

•        reviewing with management and approving New Celularity’s disclosures under the caption “Compensation Discussion and Analysis” in its periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing the report that the SEC requires in New Celularity’s annual proxy statement; and

•        reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

The composition and functioning of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. New Celularity intends to comply with future requirements to the extent they become applicable to New Celularity.

Nominating and Corporate Governance Committee

New Celularity’s nominating and corporate governance committee will consist of             ,                 and              .              will serve as the chair of the nominating and corporate governance committee. Each of the members of this committee will satisfy the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•        identifying, reviewing and evaluating candidates to serve on the New Celularity Board consistent with criteria approved by the New Celularity Board;

•        determining the minimum qualifications for service on the New Celularity Board;

•        evaluating director performance on the New Celularity Board and applicable committees of the New Celularity Board and determining whether continued service on the New Celularity Board is appropriate;

•        evaluating, nominating and recommending individuals for membership on the New Celularity Board;

•        evaluating nominations by stockholders of candidates for election to the New Celularity Board;

•        considering and assessing the independence of members of the New Celularity Board;

•        developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to the New Celularity Board any changes to such policies and principles;

•        considering questions of possible conflicts of interest of directors as such questions arise; and

•        reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

The composition and functioning of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. New Celularity intends to comply with future requirements to the extent they become applicable to New Celularity.

Science and Technology Committee

New Celularity’s science and technology committee will consist of                 ,                  and                 .                  will serve as the chair of the science and tech committee. The functions of this committee include, among other things:

•        provide strategic advice and make recommendations to New Celularity management and the New Celularity Board regarding current and planned research and development programs;

•        provide strategic advice to New Celularity management and the New Celularity Board on the scientific, medical, research and development, and intellectual property aspects of significant New Celularity transactions such as acquisitions and licenses;

•        from time to time, participate in meetings of the New Celularity’s scientific advisory board and meetings with other relevant scientific and medical leaders;

•        identify and provide advice to New Celularity management and the New Celularity Board on significant emerging trends and issues in science and technology relevant to the New Celularity;

•        review with New Celularity management the New Celularity’s major risk exposures in areas relating to the New Celularity’s research and development, clinical development and intellectual property;

•        identify and perform such other functions as may be deemed necessary or convenient in efficiently carrying out the foregoing; and

•        such other functions as New Celularity management or the New Celularity Board may from time to time assign to the committee.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Celularity’s compensation committee has ever been an executive officer or employee of New Celularity. None of New Celularity’s expected executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Celularity Board or compensation committee. For a description of transactions between Celularity and members of the compensation committee and affiliates of such members, please see the section of this proxy statement/prospectus entitled “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

The New Celularity Board will adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following the closing of the Business Combination, a current copy of the code will be available on the Corporate Governance section of New Celularity’s website, www.celularity.com. Information contained on or accessible through the website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New Celularity Board will be responsible for overseeing the code of conduct and must approve any waivers of the code of conduct for employees, executive officers and directors. New Celularity expects that any amendments to the code of conduct, or any waivers of its requirements, will be disclosed on its website.

Limitation of Liability and Indemnification

The Proposed Charter, which will become effective upon the consummation of the Business Combination, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•        breach of his or her duty of loyalty to the corporation or its stockholders;

•        act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•        transaction from which the director derived an improper personal benefit.

The Proposed Charter, which will become effective upon the consummation of the Business Combination, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. The Amended and Restated Bylaws, which will become effective upon the completion of the Business Combination, provide that it will indemnify its directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. The Amended and Restated Bylaws, which will become effective upon the completion of the Business Combination, also provide that it is obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit New Celularity to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to New Celularity. The New Celularity Board will obtain a policy of directors’ and officers’ liability insurance.

New Celularity intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Amended and Restated Bylaws. These agreements, among other things, are expected to require New Celularity to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of its directors or executive officers or any other company or enterprise to which the person provides services at New Celularity’s request. New Celularity believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Proposed Charter and the Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Celularity and its stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

New Celularity believes that these provisions in the Proposed Charter and the Amended and Restated Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Information About Celularity” or “Information About GX” sections of this proxy statement/prospectus, at present, there is no pending litigation or proceeding involving any of New Celularity’s directors or executive officers as to which indemnification is required or permitted, and New Celularity is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Scientific Advisory Board

New Celularity intends to establish a scientific advisory board. New Celularity expects to regularly seek advice and input from these experienced scientific leaders on matters related to its research and development programs. New Celularity’s scientific advisory board is expected to consist of experts across a range of key disciplines relevant to its programs and science. New Celularity intends to continue to leverage the broad expertise of its advisors by seeking their counsel on important topics relating to its research and development programs. Some of the expected members of New Celularity’s scientific advisory board have entered into consulting agreements with Celularity covering their respective confidentiality, non-disclosure and proprietary rights matters and own or have owned shares of its common stock or options to purchase shares of its common stock.

DESCRIPTION OF GX’S SECURITIES

The following summary of the material terms of GX’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Charter. We urge you to read our Proposed Charter in its entirety for a complete description of the rights and preferences of GX’s securities following the Business Combination. The Proposed Charter is described in “Proposal Nos. 2 — 5 — The Charter Proposals” and the full text of the Proposed Charter is attached as Annex B to this proxy statement/prospectus.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of                shares of Class A Common Stock, $0.0001 par value per share, and                shares of undesignated preferred stock, $0.0001 par value. The outstanding shares of GX Class A Common Stock are, and the shares of GX Class A Common Stock issued in the Business Combination will be duly authorized, validly issued, fully paid and non-assessable. There will be no outstanding shares of GX Class B Common Stock following the Business Combination as the outstanding GX Class B Common Stock will be converted into shares of Class A Common Stock in connection with the Business Combination. As of the record date for the special meeting, there were 28,750,000 shares of GX Common Stock and no shares of preferred stock of GX outstanding.

New Celularity Common Stock Following the Business Combination

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Celularity Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of New Celularity Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Class A Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to New Celularity Common Stock.

Election of Directors

Our board of directors will remain divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal, Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

GX Class A Common Stock Prior to the Business Combination

We are providing the holders of GX Class A Common Stock with the opportunity to redeem their shares of GX Class A Common Stock upon the consummation of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to us to pay out of taxes payable, divided by the number of then outstanding Public Shares, subject to the limitations described herein. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to the GX Class B Common Stock and have agreed to waive their redemption rights with respect to any Public Shares that they may have acquired during or after our IPO in connection with the completion of our Business Combination.

We will consummate the Business Combination only if a majority of the outstanding shares of GX Class A Common Stock voted at the special meeting in person online or by proxy is voted in favor of the Business Combination Proposal and the other conditions under the Merger Agreement to the parties’ obligations to close, as described above under “The Business Combination Proposal — The Merger Agreement and Plan of Reorganization — Conditions to Closing; Termination — Conditions to Closing”, are satisfied or, where permitted, waived. However, the participation of the Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if holders who currently own a majority of the outstanding Public Shares indicate their intention to vote, against the Business Combination.

Our Sponsor, officers and directors have agreed to vote any shares of GX Common Stock owned by them in favor of the Business Combination. Public stockholders may elect to redeem their Public Shares without voting on the Business Combination Proposal and irrespective of whether they vote for or against the Business Combination.

Pursuant to our Existing Charter, if we are unable to complete our initial business combination by May 23, 2021 or obtain the approval of our stockholders to further extend the deadline for us to consummate an initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per share price which is payable in cash and equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their shares of GX Class B Common Stock if we fail to complete our initial business combination within the prescribed timeframe (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold).

There are no sinking fund provisions applicable to GX Common Stock, except that we will provide our holders of Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of our initial business combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the business combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable by us and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, subject to the limitations described herein.

In the event of a liquidation, dissolution or winding up of GX after our initial business combination, our holder of GX Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Shares of GX Class A Common Stock provide for no preemptive or other subscription rights.

GX Class B Common Stock Prior to the Business Combination

The shares of GX Class B Common Stock are identical to the shares of GX Class A Common Stock included in the units sold in our IPO, and holders of these shares have the same stockholder rights as Public Stockholders, except that (i) the shares of GX Class B Common Stock are subject to certain transfer restrictions, as described in more detail below, (ii) our Sponsor, officers and directors have entered into letter agreements with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any shares of GX Class B Common Stock and Public Shares held by them in connection with the completion of our initial business combination, (B) to waive their redemption rights with respect to their shares of GX Class B Common Stock and Public Shares in connection with the stockholder vote whereby we approved our Existing Charter (x) to modify the substance or timing of our obligation to allow redemption rights in connection with any proposed initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO or (y) with the respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) to waive their rights to liquidating distributions from the Trust Account with respect to their shares of GX Class B Common Stock if we fail to complete our initial business combination by May 23, 2021 (subject to the requirements of law), although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination within such time period, (iii) the shares of GX Class B Common Stock held by our Sponsor will be automatically converted into shares of GX Class A Common Stock at the time of our initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment as described herein and (iv) are entitled to registration rights. Our Sponsor, officers and directors have agreed to vote their shares of GX Class B Common Stock and any Public Shares purchased during, or after, our IPO in favor of the business combination.

The shares of GX Class B Common Stock will automatically convert into shares of GX Class A Common Stock at the time of our initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. In the case that additional shares of GX Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of our initial business combination, the ratio at which shares of GX Class B Common Stock shall convert into shares of GX Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding shares of GX Class B Common Stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of GX Class A Common Stock issuable upon conversion of all shares of GX Class B Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of GX Class A Common Stock and equity-linked securities issued or deemed issued in connection with our initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination, and any private placement-equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us). The Sponsor has agreed to waive, to the fullest extent permitted by law, the ability to adjust the Initial Conversion Ratio (as defined in the Existing Charter) pursuant to Section 4.3(b) of our Existing Charter in connection with the issuance of additional GX Class A Common Stock in our initial business combination.

With certain limited exceptions, the shares of GX Class B Common Stock are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of one year after the completion of our initial business combination or earlier if, (i) subsequent to our initial business combination, the last sale price of the shares of GX Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (ii) the date following the completion of our initial business combination on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of GX Common Stock for cash, securities or other property.

Preferred Stock

Our Existing Charter provides, and the Proposed Charter will provide, that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of GX Common Stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of GX or the removal of existing management.

GX has no preferred stock outstanding at the date hereof, and will have no preferred stock outstanding immediately after the Closing.

Redeemable Warrants

Public Stockholders’ Warrants

Each whole Public Warrant entitles the registered holder to purchase one whole share of our GX Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of our initial business combination. The Public Warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of GX Class A Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of GX Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue shares of GX Class A Common Stock upon exercise of a Public Warrant unless GX Class A Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such Public Warrant will have paid the full purchase price for the unit solely for the share of GX Class A Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the shares of GX Class A Common Stock issuable upon exercise of the Public Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of GX Class A Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of GX Class A Common Stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of our initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the GX Class A Common Stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•        if, and only if, the reported last sale price of GX Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of GX Class A Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of GX Class A Common Stock under the blue sky laws of the state of residence in those states in which the Public Warrants were offered by us in this offering.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrantholder will be entitled to exercise its Public Warrants prior to the scheduled redemption date. However, the price of GX Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of GX Class A Common Stock issuable upon the exercise of our Public Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of GX Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of GX Class A Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the GX Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of GX Class A Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Public Warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrants may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrants, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of GX Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of GX Class A Common Stock is increased by a stock dividend payable in shares of GX Class A Common Stock, or by a split-up of shares of GX Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of GX Class A Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of GX Class A Common Stock. A rights offering to holders of GX Class A Common Stock entitling holders to purchase shares of GX Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of GX Class A Common Stock equal to the product of (i) the number of shares of GX Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for GX Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of GX Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for GX Class A

Common Stock, in determining the price payable for GX Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted-average price of GX Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of GX Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of GX Class A Common Stock on account of such shares of GX Class A Common Stock (or other shares of our capital stock into which the Public Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of GX Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of GX Class A Common Stock in connection with a stockholder vote to amend our Existing Charter (i) to modify the substance or timing of our obligation to redeem 100% of our GX Class A Common Stock if we do not complete our initial business combination within 18 months from the closing of this offering or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of GX Class A Common Stock in respect of such event.

If the number of outstanding shares of our GX Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of GX Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of GX Class A Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of GX Class A Common Stock.

Whenever the number of shares of GX Class A Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of GX Class A Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of GX Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of GX Class A Common Stock (other than those described above or that solely affects the par value of such shares of GX Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of GX Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our GX Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of GX Class A Common Stock in such a transaction is payable in the form of GX Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrant. This formula is to compensate the

Public Warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the Public Warrant holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants have been issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of our IPO, for a complete description of the terms and conditions applicable to the Public Warrants. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

In addition, if (x) we issue additional shares of GX Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of GX Class A Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our Sponsor or its affiliates, without taking into account any GX Class B Common Stock held by our Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the newly issued price.

The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrantholders do not have the rights or privileges of holders of GX Class A Common Stock and any voting rights until they exercise their Public Warrants and receive shares of GX Class A Common Stock. After the issuance of shares of GX Class A Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of GX Class A Common Stock to be issued to the warrantholder.

Private Placement Warrants

The Private Placement Warrants (including the GX Class A Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under the section of the IPO prospectus entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants,” to our officers and directors and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us so long as they are held by our Sponsor or it permitted transferees. Our Sponsor or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the IPO, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants included in the units being sold in the IPO.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of GX Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of GX Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the GX Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following an initial business combination. If they are affiliated with us following an initial business combination, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of GX Class A Common Stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by our Sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Our Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the GX Class A Common Stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under the section of the IPO prospectus entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants” made to our officers and directors and other persons or entities affiliated with our Sponsor, whom will be subject to the same transfer restrictions.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

Our Existing Charter, our current bylaws and the Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by a majority vote of the New Celularity Board, by the Chairperson of the New Celularity Board, or by the New Celularity chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our current bylaws and the Amended and Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under our current bylaws and the Amended and Restated Bylaws, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our current bylaws and the Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued GX Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved GX Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

Our Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery of the State of Delaware, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Proposed Charter will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (subject to certain limited exceptions) shall be the sole and exclusive forum for any of the following claims (i) any derivative claim or cause of action brought on our behalf, (ii) any claim or cause of action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Celularity to New Celularity or New Celularity’s stockholders, (iii) any claim or cause of action against us, our directors, officers or employees arising pursuant to any provision of the DGCL, the Proposed Charter or the Amended and Restated Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Amended and Restated Bylaws, (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against New Celularity or any current or former director, officer or other employee of New Celularity governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity holding, owning or otherwise acquiring any interest in shares of capital stock of New Celularity shall be deemed to have notice of and to have consented to such provisions.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Additionally, we cannot be certain that a court will decide that these provisions are either applicable or enforceable, and if a court were to find the choice of forum provisions contained in our Existing Charter and the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Existing Charter provides and the Proposed Charter will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Section 203 of the Delaware General Corporation Law

We are, and will be, subject to provisions of Section 203 of the DGCL regulating corporate takeovers under our Existing Charter or the Proposed Charter. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, our initial business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with GX for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

Our Existing Charter eliminates each director’s liability for monetary damages for breaches of fiduciary duty as a director, except to the extent prohibited by law, unless a director violated his or her duty of loyalty to GX or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. The Proposed Charter eliminates directors’ liability for monetary damages to the fullest extent permitted by applicable law. Our Existing Charter and the Proposed Charter require GX to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents and prohibit any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification. We believe these provisions in our Existing Charter and the Proposed Charter are necessary to attract and retain qualified persons as directors and officers. However, these provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

SHARES ELIGIBLE FOR FUTURE SALE

Business Combination Shares

GX will issue up to 147,327,224 shares of GX Class A Common Stock to Celularity equity holders in connection with the Business Combination. All of the shares of GX Class A Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by GX’s “affiliates” without restriction or further registration under the Securities Act, subject to any lock-up restrictions. Sales of substantial amounts of the GX Class A Common Stock in the public market could adversely affect prevailing market prices of the GX Class A Common Stock.

Lock-up Provisions

The Sponsor, and certain of existing Celularity stockholders, including all Celularity officers, directors, and certain holders of 5% or more of the outstanding Celularity shares prior to the Closing and their respective affiliates, which group in the aggregate holds more than 70.2% of the outstanding Celularity Common Stock prior to the Closing, will be broadly prohibited from selling, pledging, transferring or otherwise disposing of their ownership interest in New Celularity Common Stock until the earlier of (A) one year after the completion of the Merger or (B) subsequent to the Merger, (x) if the last sale price of New Celularity Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after completion of the Merger or (y) the date on which New Celularity completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Celularity’s stockholders having the right to exchange their shares of New Celularity Common Stock for cash, securities or other property, subject to certain customary exceptions. Additional details of these transfer restrictions can be found under the sections entitled “Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement” and “Certain Agreements Related to the Business Combination — Lock-Up Agreements.”

Additionally, pursuant to the Amended and Restated Bylaws, all (A) holders of shares of New Celularity Common Stock issued as consideration pursuant to the Merger Agreement who did not enter into a Lock-Up Agreement and (B) current and former directors, officers and employees of Celularity upon the vesting, settlement or exercise of restricted stock units, stock options or other equity or equity-based awards (such holders as described in clauses (A) and (B), collectively, the “Other Lock-Up Holders) will be broadly prohibited from selling, pledging, transferring or otherwise disposing of their ownership interest in the New Celularity Common Stock until the earlier of (x) one year after the completion of the Merger or (y) subsequent to the Merger, (i) if the last sale price of the New Celularity Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after completion of the Merger or (ii) the date on which New Celularity completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Celularity’s stockholders having the right to exchange their shares of New Celularity Common Stock for cash, securities or other property, subject to certain customary exceptions.

Registration Rights

GX has agreed to give holders of certain restricted securities, including shares of New Celularity Common Stock issuable upon conversion of GX Class B Common Stock, the Private Placement Warrants and the New Celularity Common Stock issuable upon exercise thereof and the PIPE Shares, registration rights to facilitate the resale of such restricted securities. Additional details of these rights can be found under the sections entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement” and “Certain Agreements Related to the Business Combination — PIPE Subscription Agreements”.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of GX Class A Common Stock or restricted GX Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of GX Class A Common Stock or restricted GX Warrants for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the total shares of New Celularity Common Stock then outstanding; or

•        the average weekly reported trading volume of New Celularity Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of GX under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about GX.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there are 35,937,500 shares of GX Common Stock outstanding. Of these shares, the 28,750,000 shares of GX Class A Common Stock sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 7,187,500 shares of GX Class B Common Stock owned collectively by our Sponsor, officers and directors are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are a total of 21,375,000 GX Warrants outstanding, consisting of 14,375,000 Public Warrants and 7,000,000 Private Placement Warrants. Each warrant is exercisable for one share of GX Class A Common Stock (or one share of New Celularity Common Stock post-Business Combination), in accordance with the terms of the GX Warrant Agreement. The Public Warrants are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, pursuant to the GX Warrant Agreement we will be obligated to file, no later than 15 business days after the Closing, a registration statement under the Securities Act covering the 7,000,000 shares of New Celularity Common Stock that may be issued upon the exercise of remaining Private Placement Warrants post-Business Combination and use reasonable best efforts to cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the Private Placement Warrants.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Celularity’s employees, consultants or advisors who purchases equity shares from Celularity in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the Lock-Up Period expires.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the Charter Proposals are approved, the Proposed Charter will amend and replace the Existing Charter, which, in the judgment of the GX Board, is necessary to adequately address the needs of Celularity.

The following table sets forth a summary of the principal proposed changes and the differences between GX’s stockholders’ rights under the Existing Charter and under the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of the securities of New Celularity.

For more information on the Charter Proposals, see the section entitled “Proposal Nos. 2 — 5 — The Charter Proposals”.

	Existing Charter	Proposed Charter
Number of Authorized Shares

The Existing Charter provides that the total number of authorized shares of all classes of capital stock is 111,000,000 shares, each with a par value of $0.0001, consisting of (a) 110,000,000 shares of GX Common Stock, including (i) 100,000,000 shares of GX Class A Common Stock, and (ii) 10,000,000 shares of GX Class B Common Stock, and (b) 1,000,000 shares of preferred stock.

The Proposed Charter increases the total number of authorized shares of all classes of capital stock to         shares, consisting of                shares of Class A Common Stock, each having a par value of $0.0001, and of              shares of preferred stock, each having a par value of $0.0001.

	See Article IV of the Existing Charter.	See Article IV of the Proposed Charter.
Class A Common Stock	The Existing Charter authorizes 110,000,000 shares of GX Class A Common Stock.

Upon the Proposed Charter becoming effective, each issued and outstanding share of GX Class A Common Stock will automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of New Celularity Common Stock.

Under the Existing Charter, holders of GX Class A Common Stock have no conversion, preemptive or other subscription rights and there are no sinking fund provisions, except that public stockholders have the right to have their shares of GX Class A Common Stock redeemed in connection with an initial business combination.

Holders of New Celularity Common Stock will have no conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the New Celularity Common Stock.

	See Article IV and Article IX of the of the Existing Charter.	See Article IV of the Proposed Charter.
Class B Common Stock

The Existing Charter authorizes 10,000,000 shares of GX Class B Common Stock. Under the Existing Charter, shares of GX Class B Common Stock will automatically convert into shares of GX Class A Common Stock on a one-to-one basis at any time and from time to time at the option of the holder thereof and on the closing of the initial business combination.

None.
See Article IV of the of the Existing Charter.

	Existing Charter	Proposed Charter
Preferred Stock

The Existing Charter provides that shares of preferred stock may be issued from time to time in one or more series. The GX Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, special or other rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The GX Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of GX Class A Common Stock and GX Class B Common Stock and could have anti-takeover effects. The ability of the GX Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. The New Celularity Board will be authorized to fix the voting rights, if any, designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, applicable to the shares of each series. The New Celularity Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New Celularity Common Stock and could have anti-takeover effects. The ability of the New Celularity Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Celularity or the removal of New Celularity’s management. New Celularity will have no preferred stock outstanding at the date the Proposed Charter becomes effective. Although the GX Board does not currently intend to issue any shares of preferred stock, we cannot assure you that the New Celularity Board will not do so in the future.

Voting Power

Except as otherwise required by law, the Existing Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of GX Class A Common Stock and GX Class B Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of GX Class A Common Stock and GX Class B Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Except as otherwise required by law, the Proposed Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Celularity Common Stock will possess all voting power for the election of New Celularity directors and all other matters requiring stockholder action. Holders of New Celularity Common Stock will be entitled to one vote per share on matters to be voted on by stockholders.

Director Elections

Currently, the GX Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Under the Proposed Charter, the New Celularity Board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

	See Article V of the Existing Charter.	See Article V of the Proposed Charter.

	Existing Charter	Proposed Charter
Dividends

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock, the holders of shares of GX Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of GX) when, as and if declared thereon by the GX Board from time to time out of any assets or funds of GX legally available therefor and shall share equally on a per share basis in such dividends and distributions. GX has not paid any dividends on its GX Class A Common Stock or GX Class B Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The GX Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

None. We anticipate that the bylaws of New Celularity will provide that, subject to the provisions of the Proposed Charter and applicable law, if any, dividends (payable in cash, property or capital stock) upon the capital stock of New Celularity may be declared by the New Celularity Board pursuant to law at any regular or special meeting.

Supermajority Voting Provisions

Under the Existing Charter and bylaws, all matters subject to a stockholder vote, except for amendments to Article IX of the Charter, require the affirmative vote of the holders of a majority of the outstanding GX Common Stock entitled to vote thereon. Amendment of Article IX of the Existing Charter requires the affirmative vote of the holders of at least 65% of all then outstanding shares of GX Common Stock.

The Proposed Charter will require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding New Celularity Common Stock entitled to vote to (a) alter, amend, or repeal the proposed bylaws of New Celularity, (b) to remove a director for cause or (c) alter, amend or appeal Articles V, VI, VII of the Proposed Charter.

Exclusive Forum

Under the Existing Charter, unless GX consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of GX, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the GX to GX or the GX’s stockholders, (iii) any action asserting a claim against GX, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or the bylaws, or (iv) any action asserting a claim against GX, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the

Under the Proposed Charter, unless New Celularity consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of New Celularity; (B) any action or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of New Celularity to New Celularity or New Celularity’s stockholders; (C) any action or proceeding (including any class action) asserting a claim against New Celularity or any current or former director, officer or other employee of New Celularity arising out of or pursuant to any provision of the DGCL, the Proposed Charter or the bylaws of New Celularity (as each may be amended from time to time); (D) any action or proceeding (including any class action) to

	Existing Charter	Proposed Charter

Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the aforementioned will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

interpret, apply, enforce or determine the validity of the Proposed Charter or the bylaws of New Celularity (including any right, obligation or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (F) any claim or cause of action asserting a claim against New Celularity or any director, officer or other employee of New Celularity governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The above shall not apply to suits brought to enforce a duty or liability created by Securities Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Unless New Celularity consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Liquidation, Dissolution and Winding Up

Subject to applicable law and the rights, if any, of holders of outstanding preferred stock, in the event of GX’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of GX, the holders of shares of GX Common Stock shall be entitled to receive all the remaining assets of GX available for distribution to its stockholders, ratably in proportion to the number of shares of GX Class A Common Stock (on an as converted basis with respect to the GX Class B Common Stock) held by them.

None.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Ticker Symbol and Market Price

GX Units, GX Class A Common Stock and the Public Warrants are currently listed on the Nasdaq Capital Market under the symbols “GXGXU”, “GXGX”, and “GXGXW”, respectively. The closing price of the GX Units, GX Class A Common Stock and the Public Warrants on January 7, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $12.47, $11.49 and $3.00, respectively. As of         , 2021, the record date for the special meeting, the closing price for GX Units, GX Class A Common Stock and the Public Warrants was $              , $              , and $              , respectively.

There is no public market for Celularity Capital Stock.

Dividend Policy

We have not paid any cash dividends on shares of GX Common Stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. The payment of any dividends subsequent to Business Combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the actual beneficial ownership of GX Common Stock as of January 1, 2021 (the “Ownership Date”), which is prior to the consummation of the Business Combination (pre-Business Combination) and (ii) expected beneficial ownership of New Celularity Common Stock immediately following the Closing (post-Business Combination), assuming that no Public Shares are redeemed, and alternatively that the maximum number of Public Shares are redeemed, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of GX Common Stock or of New Celularity Common Stock;

•        each of our current executive officers and directors;

•        each person who will (or is expected to) become an executive officer or director of GX following the Closing; and

•        all executive officers and directors of GX as a group pre-Business Combination and all executive officers and directors of New Celularity post-Business Combination.

At any time prior to the special meeting of stockholders, during a period when they are not then aware of any material nonpublic information regarding GX or its securities, the Sponsor, GX’s directors and officers and/or their affiliates may enter into a written plan to purchase GX’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. See the sections of this proxy statement/prospectus entitled “Risk Factors — Risks Related to GX and the Business Combination — GX’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from Public Stockholders, which may influence the vote on the Business Combination and reduce the public “float” of GX Class A Common Stock”.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of GX Common Stock pre-Business Combination is based on 35,937,500 outstanding shares of GX Common Stock (including 28,750,000 Public Shares and 7,187,500 shares of GX Class B Common Stock) issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such shares of GX Class A Common Stock that may be purchased after the Ownership Date.

The expected beneficial ownership percentages set forth in the table below post-Business Combination assume:

(i)     no exercise of the 14,375,000 Public Warrants or 7,000,000 Private Placement Warrants that will remain outstanding post-Business Combination, which will become exercisable at the holder’s option 30 days after Closing at an exercise price of $11.50 per share, provided that GX has an effective registration statement under the Securities Act covering the shares of GX Class A Common Stock issuable upon exercise of the Public Warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within 60 business days of the date of this proxy statement/prospectus; and

(ii)    8,340,000 shares of GX Class A Common Stock are issued in connection with the PIPE Financing prior to or substantially concurrently with the Closing.

The expected beneficial ownership of shares of New Celularity Common Stock post-Business Combination Assuming No Redemption in the table below has been determined based upon the assumption that there are               shares of New Celularity Common Stock outstanding.

The expected beneficial ownership of shares of New Celularity Common Stock post-Business Combination Assuming Maximum Redemptions in the table below has been determined based upon the following assumptions: (i) that all 28,750,000 shares of GX Class A Common Stock are redeemed for an aggregate payment of approximately $291.8 million from the Trust Account (resulting in an estimated per share redemption price of approximately $10.15 per share based on the fair value of marketable securities held in the Trust Account as of December 31, 2020

of approximately $291.8 million), (ii) that there are         shares of New Celularity Common Stock outstanding and (iii) assuming the vesting and exercise on a cash basis of all Celularity Options and Celularity Warrants that are currently exercisable or exercisable within 60 days.

The following table does not reflect record of beneficial ownership of any shares of Celularity common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of January 1, 2020.

	Before the Business Combination				After the Business Combination
					Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares of GX Class A Common Stock	%	Number of shares of GX Class B Common Stock(2)%		Number of shares of New Celularity Common Stock	%	Number of shares of New Celularity Common Stock	%
Directors and Executive Officers of GX:
Jay R. Bloom(3)	—	—	7,187,500	100%		%		%
Dean C. Kehler(3)	—	—	7,187,500	100%
Michael G. Maselli(4)	—	—	—	—
Andrea J. Kellett(4)	—	—	—	—
Hillel Weinberger(4)	—	—	—	—
Marc Mazur(4)	—	—	—	—
Paul S. Levy(4)	—	—	—	—
All Directors and Executive Officers of GX as a Group (7 Individuals)	—	—	7,187,500	100%		%		%

Five Percent Holders of GX :
GX Sponsor LLC (the Sponsor)(3)	—	—%	7,187,500	100%		%		%
Linden Capital L.P.(5)	2,576,000	8.96%	—	—		%
Polar Asset Management Partners Inc.(6)	2,200,000	7.65%	—	—
Magnetar Financial LLC(7)	1,500,000	5.22%	—	—
HGC Investment Management Inc.(8)	1,702,500	5.92%	—	—		%
RP Investment Advisors LP(9)	1,653,259	5.75%	—	—
AQR Capital Management, LLC(10)	1,398,800	4.87%	—	—

Directors and Named Executive Officers of New Celularity After Consummation of the Business Combination
Robert J. Hariri, M.D., Ph.D.(11)	—	—	—	—
David Beers(12)	—	—	—	—
Xiaokui Zhang, Ph.D.(13)	—	—	—	—
John Sculley(14)	—	—	—	—
Peter Diamandis, M.D.(15)	—	—	—	—
Lim Kok Thay(16)	—	—	—	—

	Before the Business Combination				After the Business Combination
					Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares of GX Class A Common Stock	%	Number of shares of GX Class B Common Stock(2)%		Number of shares of New Celularity Common Stock	%	Number of shares of New Celularity Common Stock	%
Robin L. Smith, M.D., MBA(17)	—	—	—	—
Andrew C. Von Eschenbach, M.D.(18)	—	—	—	—
All Directors and Executive Officers of New Celularity as a Group (13 Individuals)

Five Percent Holders of New Celularity After Consummation of the Business Combination:
Celgene Corporation(19)	—	—	—	—
Dragasac Limited(20)	—	—	—	—
Human Longevity, Inc.(21)	—	—	—	—
Lung Biotechnology PBC(22)	—	—	—	—
Starr International Investments, Ltd.(23)	—	—	—	—
Sorrento Therapeutics, Inc.(24)	—	—	—	—

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of the Sponsor and each of the directors and executive officers of GX is c/o GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, New York 10019. Unless otherwise noted, the business address of each of the executive officers and directors of New Celularity is c/o Celularity Inc., 33 Technology Drive South, Warren, New Jersey 07059.

(2)      Such shares are convertible into shares of GX Class A Common Stock on a one-for-one basis, subject to adjustment.

(3)      GX Sponsor LLC, our Sponsor, is the record holder of such shares. Cooper Road, LLC (an entity controlled by Jay R. Bloom) and Dean C. Kehler are the managing members of our Sponsor, and as such Messrs. Bloom and Kehler have voting and investment discretion with respect to the GX Common Stock held of record by our Sponsor and may be deemed to have shared beneficial ownership of the GX Common Stock held directly by our Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)      Each of these individuals hold an interest in our Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)      Pursuant to a Schedule 13G/A filed by such persons as a group with the SEC on January 14, 2020, as of December 31, 2019, Linden Advisors and Mr. Siu Min (Joe) Wong share voting and dispositive power over 2,576,000 shares. This amount consists of 2,353,166 shares held by Linden Capital and 222,834 shares held by separately managed accounts. The business address of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, NY 10022. As of December 31, 2019, Linden GP and Linden Capital share voting and dispositive power over 2,353,166 shares held by Linden Capital. The business address of Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda.

(6)      Pursuant to a Schedule 13G filed by Polar Asset Management Partners Inc. (“Polar Asset Management”) with the SEC on February 11, 2020. Polar Asset Management, a company incorporated under the laws of Ontario, Canada, serves as investment advisor to Polar Multi-Strategy Master Fund, a Cayman islands exempted company (“PMSMF”), with respect to the such shares which are directly held by PMSMF, reflecting sole voting and dispositive power of 2,200,000 shares. The business address of Polar Asset Management is 401 Bay Street, Suite 1900, P.O.Box 19, Toronto, Ontario M5H 2Y4, Canada.

(7)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on February 13, 2020, as of December 31, 2019, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz share voting and dispositive power over 1,500,000 shares. The amount consists of (A) 585,000 shares held for the account of

Magnetar Constellation Master Fund, Ltd; (B) 30,000 shares held for the account of Magnetar Capital Master Fund Ltd; and (C) 375,000 shares held for the account of Magnetar Xing He Master Fund Ltd; (D) 180,000 shares held for the account of Magnetar Constellation Fund II, Ltd; (E) 135,000 shares held for the account of Magnetar SC Fund Ltd; and (F) 195,000 shares held of the account of Magnetar Structured Credit Fund, LP. The shares held by the Magnetar Funds represent approximately 5.22% of the total number of shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of GX). The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(8)      Pursuant to a Schedule 13G filed by HGC Investment Management Inc. (“HGC”) with the SEC on February 14, 2020, serves as the investment manager to HGC Arbitrage Fund LP, an Ontario limited partnership (the “Fund”), with respect to such shares held by HGC on behalf of the Fund, reflecting sole voting and dispositive power of 1,702,500 shares. The principal business office of each of the above entities is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9.

(9)      Pursuant to a Schedule 13G filed by RP Investment Advisors LP (“RP”) with the SEC on February 14, 2020, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd. and RP Alternative Global Bond Fund are the record and direct beneficial owners of the securities. RP is the investment advisor of, and may be deemed to beneficially own securities owned by, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd. and RP Alternative Global Bond Fund, holding joint voting and dispositive power of 1,653,259 shares. The principal business office of each of the entities named herein is 39 Hazelton Avenue, Toronto, Ontario, Canada M5R 2E3.

(10)    Pursuant to a Schedule 13G filed by AQR Capital Management, LLC with the SEC on February 14, 2020, AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH Partners, LLC is deemed to be controlled by AQR Capital Management, LLC. AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and CNH Partners, LLC hold joint and dispositive power of 1,398,800 shares. AQR Capital Management, LLC, and CNH Partners, LLC act as investment manager to AQR Absolute Return Master Account, L.P. AQR Principal Global Asset Allocation, LLC is the general partner of AQR Absolute Return Master Account, L.P. AQR Absolute Return Master Account, L.P. and AQR Principal Global Asset Allocation, LLC hold joint and dispositive power of 998,800 shares. The principal business office of each of the entities named herein is 2 Greenwich Plaza, Greenwich, CT 06830.

(11)    Consists of         shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Dr. Hariri holds         shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of         .

(12)    Consists of         shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Mr. Beers holds          shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of         .

(13)    Consists of         shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Dr. Zhang holds shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of        .

(14)    Consists of          shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Dr. Sculley holds          shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of         .

(15)    Consists of         shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Dr. Diamandis holds         shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of        .

(16)    Consists of         shares held by Dragasac Limited. See footnote 20. Lim Kok Thay may be deemed to beneficially own shares held by Dragasac Limited.

(17)    Consists of         shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Dr. Smith holds         shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of        .

(18)    Consists of          shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. Dr. Eschenbach holds          shares of New Celularity Common Stock issuable pursuant to Converted Options, which are subject to vesting conditions not expected to occur within 60 days of         .

(19)    Consists of         shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. The address for Celgene Corporation is 86 Morris Avenue, Summit, New Jersey 07901.

(20)    Consists of (i)         shares of New Celularity Common Stock to be issued (A) in exchange for outstanding pre-Closing shares of Series B Preferred Stock at the Closing and (B) pursuant to the Subscription Agreement between GX and Dragasac Limited and (ii) a warrant to purchase          shares of New Celularity Common Stock. The address for Dragasac Limited is c/o 24th Floor, Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

(21)    Consists of        shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Celularity Common Stock at the Closing. The address for Human Longevity, Inc. is         .

(22)    Consists of          shares of New Celularity Common Stock to be issued in exchange for outstanding pre-Closing shares of Series A Preferred Stock at the Closing. The address for Lung Biotechnology Investments, Ltd. is 1040 Spring Street, Silver Spring, MD 20910.

(23)    Consists of (i)        shares of New Celularity Common Stock to be issued (A) in exchange for outstanding pre-Closing shares of Series B Preferred Stock at the Closing and (B) pursuant to the Subscription Agreement between GX and Starr International Investments, Ltd., and (ii) a warrant to purchase         shares of New Celularity Common Stock. The address for Starr International Investments, Ltd. is Bermuda Commercial Bank Building, 19 Par-La-Ville Road, Hamilton, HM 11, BM Bermuda. Starr International Investments, Ltd. is a wholly owned subsidiary of Starr International Company, Inc., a Swiss corporation.

(24)    Consists of        shares of New Celularity Common Stock to be issued (A) in exchange for outstanding pre-Closing shares of Series A Preferred Stock at the Closing and (B) pursuant to the Subscription Agreement between GX and Sorrento Therapeutics, Inc. The address for Sorrento Therapeutics, Inc. is 4955 Directors Place, San Diego, California 92121.

ADDITIONAL INFORMATION

Submission of Stockholder Proposals

The GX Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

Future Stockholder Proposals

We anticipate that the 2021 annual meeting of stockholders will be held no later than        , 2021. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2021 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Assuming the meeting is held on or about        , 2021, such proposals must be received by New Celularity at its offices at 170 Park Avenue, Florham Park, New Jersey 07932, within a reasonable time before New Celularity begins to print and send its proxy materials for the meeting.

In addition, the Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business or nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary of New Celularity at the principal executive offices of New Celularity not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that (i) the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by New Celularity or (ii) New Celularity did not have an annual meeting in the preceding year, notice by the stockholder, to be timely, must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made. Thus, for our 2022 annual meeting of stockholders, notice of a proposal or nomination must be delivered to our Secretary no later than        , 2022 and no earlier than        , 2022. The Chairperson of the New Celularity Board may refuse to acknowledge the introduction of any stockholder proposal or nomination not made in compliance with the foregoing procedures.

Stockholder Communications

Stockholders and interested parties may communicate with the GX Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of 1325 Avenue of the Americas, 25th Floor, New York, NY 10019. Following the Business Combination, such communications should be sent to 170 Park Avenue, Florham Park, New Jersey 07932. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Legal Matters

The validity of the shares of GX Class A Common Stock to be issued in connection with the Business Combination will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

Experts

The financial statements of Celularity Inc. as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in this proxy statement/prospectus of GX Acquisition Corp. have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to Celularity Inc.’s ability to continue as a going concern). Such financial statements have been so included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of December 31, 2019 and 2018, for the year ended December 31, 2019 and the period from August 24, 2018 (inception) to December 31, 2018 of GX appearing in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, GX and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus and the accompanying Annual Report on Form 10-K for the year ended December 31, 2019. Upon written or oral request, GX will deliver a separate copy of this proxy statement/prospectus and the accompanying Annual Report on Form 10-K for the year ended December 31, 2019 to any stockholder at a shared address to which a single copy of this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2019 was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2019 may likewise request delivery of single copies of this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2019 in the future. Stockholders may notify GX of their requests by calling or writing GX at its principal executive offices at (212) 616-3700 and 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for the shares of GX Common Stock and the warrant agent for GX Warrants is Continental Stock Transfer & Trust Company. GX has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

WHERE YOU CAN FIND MORE INFORMATION

GX files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read GX’s SEC filings, including this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2019, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Jay R. Bloom, Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019
Tel: (212) 616-3700
Email: jay.bloom@trimarancapital.com

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: GXGX.info@investor.morrowsodali.com

If you are a stockholder of GX and would like to request documents, please do so by         , 2021 to receive them before the GX special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus, as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2019, relating to GX has been supplied by GX, and all such information relating to Celularity has been supplied by Celularity. Information provided by either GX or Celularity does not constitute any representation, estimate or projection of any other party.

Neither GX nor Celularity has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

CELULARITY FINANCIAL STATEMENTS

Audited Financial Statements of Celularity Inc. as of and for the Years Ended December 31, 2019 and 2018

Unaudited Condensed Consolidated Financial Statements of Celularity Inc. as of September 30, 2020 and December 31, 2019, and for the Nine Months Ended September 30, 2020

GX FINANCIAL STATEMENTS

Audited Financial Statements of GX Acquisition Corp for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018

Unaudited Condensed Consolidated Financial Statements of GX Acquisition Corp. as of September 30, 2020 and December 31, 2019, and for the Nine Months Ended September 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Audit Committee of Celularity Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Celularity Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

January 25, 2021
We have served as the Company’s auditor since 2018.

CELULARITY INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$28,128	$22,039
Accounts receivable, net of allowance of $806 and $244 as of December 31, 2019 and 2018, respectively	3,078	3,919
Inventory	3,232	3,536
Prepaid expenses	1,888	1,391
Other current assets	480	101
Total current assets	36,806	30,986
Property and equipment, net	66,387	4,011
Goodwill	127,068	130,642
Intangible assets, net	271,469	393,712
Restricted cash	15,379	481
Other long-term assets	4,386	3,324
Total assets	$521,495	$563,156

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,691	$5,268
Accrued expenses and other current liabilities	14,389	7,341
Deferred revenue	2,555	2,028
Warrant liabilities	—	1,596
Total current liabilities	20,635	16,233
Deferred revenue, net of current portion	1,278	1,452
Deferred income tax liabilities	4,725	60,863
Acquisition-related contingent consideration	328,933	263,641
Financing obligation	28,062	—
Total liabilities	383,633	342,189
Commitments and contingencies (Note 15)
Redeemable convertible Preferred Stock:
Series A preferred stock, $0.0001 par value; 38,361,917 shares authorized, issued and outstanding as of December 31, 2019 and 2018, respectively	184,247	184,247
Series B preferred stock, $0.0001 par value; 44,064,281 shares authorized as of December 31, 2019 and 2018, respectively, 35,847,580 shares and 14,092,039 shares issued and outstanding as of December 31, 2019 and 2018, respectively	206,035	81,035
Series X preferred stock, $0.0001 par value; 15,552,130 shares authorized, issued and outstanding as of December 31, 2019 and 2018, respectively	75,000	75,000
Stockholders’ deficit:
Common stock, $0.0001 par value, 150,000,000 shares authorized as of December 31, 2019 and 2018, respectively; 23,967,250 shares and 23,830,206 shares issued as of December 31, 2019 and 2018, respectively	1	1
Treasury stock, at cost: 18,183 shares as of December 31, 2019 and 2018, respectively	—	—
Additional paid-in capital	27,909	24,133
Accumulated deficit	(355,330)	(143,449)
Total stockholders’ deficit	(327,420)	(119,315)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$521,495	$563,156

The accompanying notes are an integral part of these consolidated financial statements.

CELULARITY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018
Net Revenues
Product sales and rentals	$15,357	$11,408
Services	5,790	5,880
License, royalty and other	—	266
Total revenues	21,147	17,554
Operating expenses:
Cost of revenues (excluding amortization of acquired intangible assets)
Product sales and rentals	4,349	3,726
Services	1,975	2,829
Research and development	46,051	29,063
Selling, general and administrative	41,791	49,975
Change in fair value of contingent consideration liabilities	68,867	(43,153)
Amortization of acquired intangible assets	4,143	2,999
Impairment of acquired intangible assets	118,100	8,550
Total operating expenses	285,276	53,989
Loss from operations	(264,129)	(36,435)
Other (expense) income:
Interest income	694	628
Change in fair value of preferred stock warrant liabilities	(4,226)	1,146
Other expense, net	(333)	(16)
Total other (expense) income	(3,865)	1,758
Net loss before income taxes	(267,994)	(34,677)
Income tax benefit	(56,113)	(21,302)
Net loss	$(211,881)	$(13,375)
Per share information:
Net loss per share – basic and diluted	$(8.88)	$(0.56)
Weighted average shares outstanding – basic and diluted	23,872,831	23,735,694

The accompanying notes are an integral part of these consolidated financial statements.

CELULARITY INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share amounts)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series X Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2017	38,361,917	$184,247	—	$—	15,552,130	$75,000	23,705,507	$1	(18,183)	$—	$21,160	$(130,074)	$(108,913)
Issuance of Series B redeemable convertible preferred stock, net of amounts allocated to issuance costs of $177 and warrants of $2,742	—	—	13,426,644	74,781	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock in connection with acquisition	—	—	665,395	4,700	—	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	1,554	—	—	—	—	—	—	(1,554)	—	(1,554)
Exercise of stock options	—	—	—	—	—	—	124,699	—	—	—	26	—	26
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	4,501	—	4,501
Net loss	—	—	—	—	—	—	—	—	—	—	—	(13,375)	(13,375)
Balances at December 31, 2018	38,361,917	184,247	14,092,039	81,035	15,552,130	75,000	23,830,206	1	(18,183)	—	24,133	(143,449)	(119,315)
Exercise of stock options	—	—	—	—	—	—	137,044	—	—	—	76	—	76
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	3,700	—	3,700
Issuance of Series B redeemable convertible preferred stock in connection with acquisition	—	—	155,404	—	—	—	—	—	—	—	—	—	—
Exercise of Series B redeemable convertible preferred stock warrants	—	—	21,600,137	125,000	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(211,881)	(211,881)
Balances at December 31, 2019	38,361,917	$184,247	35,847,580	$206,035	15,552,130	$75,000	23,967,250	$1	(18,183)	$—	$27,909	$(355,330)	$(327,420)

The accompanying notes are an integral part of these consolidated financial statements.

CELULARITY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(211,881)	$(13,375)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,186	4,790
Deferred income taxes	(56,139)	(21,302)
Impairment charges	118,100	8,550
Provision for doubtful accounts	707	435
Stock-based compensation expense	3,668	4,501
Change in fair value of preferred stock warrant liabilities	4,226	(1,146)
Amortization of inventory step-up	113	423
Gain on the sale of property and equipment	—	(14)
Change in fair value of contingent consideration	68,867	(43,153)
Changes in assets and liabilities:
Accounts receivable	134	(2,287)
Inventory	(1,708)	(3,403)
Prepaid expenses and other assets	(564)	3,147
Accounts payable	(1,933)	1,109
Accrued expenses and other liabilities	3,078	1,201
Deferred revenue	353	555
Net cash used in operating activities	(66,793)	(59,969)
Cash flows from investing activities:
Capital expenditures	(31,575)	(1,918)
Proceeds from the sale of assets	101	—
Proceeds from the sale of property plant and equipment	—	14
Payments for acquisitions, net of cash acquired	—	(29,281)
Net cash used in investing activities	(31,474)	(31,185)
Cash flows from financing activities:
Proceeds from issuance of Series B redeemable convertible preferred stock and warrants, net of issuance costs	119,178	77,523
Proceeds from the exercise of stock options	76	26
Net cash provided by financing activities	119,254	77,549
Net increase (decrease) in cash, cash equivalents and restricted cash	20,987	(13,605)
Cash, cash equivalents and restricted cash at beginning of period	22,520	36,125
Cash, cash equivalents and restricted cash at end of period	$43,507	$22,520
Supplemental disclosure of cash flow information
Cash paid for income taxes	$62	$74
Non-cash investing and financing activities:
Property and equipment included in accounts payable and accrued expenses	$(4,517)	$(216)
Reclass of leased MIST Equipment from inventory to property and equipment	$460	$—
Recognition of asset and financing obligation related to facility build out	$(27,867)	$—
Fair value of assets acquired and liabilities assumed	$—	$(12,881)
Fair value of acquisition-related contingent consideration	$(3,574)	$7,900
Reclass of Series B warrants from Series B preferred stock to warrant liability	$—	$2,742
Issuance of Series B preferred stock in connection with CariCord acquisition	$—	$4,700
Accretion of redeemable convertible preferred stock to redemption value	$—	$1,554

The accompanying notes are an integral part of these consolidated financial statements.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of the Business and Basis of Presentation

Celularity Inc. (“Celularity” or the “Company”) was incorporated on August 29, 2016 under the laws of the state of Delaware. The Company is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with chimeric antigen receptor (“CAR”) T cells, natural killer (“NK”) cells and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity is headquartered in Florham Park, NJ. The Company acquired Anthrogenesis Corporation (“Anthrogenesis”) in August 2017 from Celgene Corporation (“Celgene”), a global biotechnology company that merged with Bristol-Myers Squibb Company. Previously, Anthrogenesis operated as Celgene Cellular Therapeutics, Celgene’s cell therapy division. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug “IND” applications in 2021. The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells at its purpose-built U.S.-based approximately150,000 square foot facility. Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s use. From a single source material, the postpartum human placenta, Celularity derives four allogeneic cell types: T cells, unmodified NK cells, genetically-modified NK cells and ASCs, which have resulted in four key cell therapeutic programs: CyCART-19, CYNK-001, CYNK-101 and APPL-001, focused on six initial indications. CyCART-19 is a placental-derived CAR-T cell therapy in development for the treatment of B-cell malignancies, initially targeting the CD19 receptor. CYNK-001 is a placental-derived unmodified NK cell in development for the treatment of acute myeloid leukemia (“AML”), a blood cancer, and for glioblastoma multiforme (“GBM”), a solid tumor cancer, as well as COVID-19.

Acquisitions

Shortly after the Company’s incorporation in 2016, it completed four business combinations. The Company did not have any significant activities prior to its acquisitions.

On May 31, 2017, the Company acquired HLI Cellular Therapeutics, LLC (“HLI CT”) from Human Longevity Inc. (“Human Longevity”). HLI CT operated LifebankUSA, a private umbilical cord blood stem cell and cord tissue bank that offers parents the option to collect, process and cryogenically preserve newborn umbilical cord blood stem cells and cord tissue units. The HLI CT acquisition also provided the Company with rights to a portfolio of biomaterial assets, including Biovance® and Interfyl® as well as PSC-100, a development-stage placental stem cell program. Prior to the acquisition, Human Longevity entered into to a Supply Agreement and a License, Marketing and Development Agreement (collectively, “the HLI Agreements”) with Alliqua Biomedical Inc. (“Alliqua”). The HLI Agreements gave Alliqua exclusive rights to market and distribute Biovance® and Interfyl®. Rights, title and interest into the HLI Agreements transferred to the Company as a result of the HLI CT acquisition. In aggregate, the fair value of the consideration to acquire HLI CT was $28.9 million. The acquisition led to goodwill and intangible assets including in-process research and development (“IPR&D”) and a licensing agreement. Additional details regarding the HLI CT acquisition can be found in Note 4, “Acquisitions.”

On August 15, 2017, the Company executed a Merger Agreement with Celgene whereupon it acquired Anthrogenesis, a wholly-owned subsidiary of Celgene (the “Anthrogenesis Merger Agreement”). The Anthrogenesis acquisition included a portfolio of pre-clinical and clinical stage assets, including key cellular therapeutic assets in immuno-oncology, inflammatory and age-related diseases, that the Company continues to develop. The Anthrogenesis acquisition gives the Company access to Anthrogenesis’ proprietary technologies and processes for the recovery of large quantities of high-potential stem cells and cellular therapeutic products derived from postpartum human placentas (each an “Anthrogenesis Product”). As part of the Anthrogenesis acquisition, some of the inventors of the Anthrogenesis Products and other key members of the Anthrogenesis Product development team joined the Company. In aggregate, the fair value of the consideration to acquire Anthrogenesis was $346.4 million. The acquisition led to goodwill and intangible assets including IPR&D and a licensing agreement and contingent value rights (“CVR”) agreement. Additional details regarding the Anthrogenesis acquisition can be found in Note 4, “Acquisitions.”

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of the Business and Basis of Presentation (cont.)

On May 7, 2018, the Company completed an Asset Purchase Agreement with Alliqua, a regenerative technologies company that commercializes regenerative medical products (the “Alliqua APA”). The Alliqua APA included the acquisition of Alliqua’s biologic wound care business, including the marketing and distribution rights to Biovance® and Interfyl® as well as a Class II medical device, the MIST® and UltraMIST® Therapy Systems. In connection with the Alliqua APA, the Company paid cash consideration of $29.0 million. The Alliqua acquisition led to goodwill and intangible assets. No debt or significant liabilities were assumed by the Company. Additional details regarding the Alliqua APA can be found in Note 4, “Acquisitions.”

On October 5, 2018, the Company acquired CariCord Inc. (“CariCord”), a family cord blood bank established by ClinImmune Labs University of Colorado Cord Blood Bank (“ClinImmune Labs”) and the Regents of the University of Colorado, a body corporate, for and on behalf of the University of Colorado School of Medicine (the “University of Colorado”). In the aggregate, the fair value of the consideration to acquire CariCord was $9.3 million. The acquisition led to goodwill and intangible assets. Additional details regarding the CariCord Acquisition can be found in Note 4, “Acquisitions.”

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations. Drug candidates currently under development will require significant additional approval prior to commercialization, including extensive preclinical and clinical testing and regulatory approval. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since its inception, the Company has funded its operations primarily with proceeds from the sales of preferred stock as well as revenues generated through its biobanking and degenerative disease commercial operations. The Company has incurred recurring losses since its inception, including net losses of $211.9 million and $13.4 million for the years ended December 31, 2019 and 2018, respectively. In addition, as of December 31, 2019 and 2018, the Company had an accumulated deficit of $355.3 million and $143.4 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of January 25, 2021, the issuance date of the annual consolidated financial statements for the years ended December 31, 2019 and 2018, the Company expects that its cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements through at least 12 months from the issuance of the consolidated financial statements.

The Company is seeking additional funding through private equity financings, debt financings, an initial public offering (“IPO”) or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, as of January 25, 2021, the issuance date of the annual consolidated financial statements for the years ended December 31, 2019 and 2018, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of the Business and Basis of Presentation (cont.)

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of wholly owned subsidiaries, after elimination of intercompany accounts and transactions. The consolidated financial information presented herein reflects all financial information that, in the opinion of management, is necessary for a fair statement of financial position, results of operations and cash flows for the periods presented.

The Company’s consolidated financial statements include the financial results of all acquired assets subsequent to the acquisition date.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, assumptions related to the Company’s accounting for business combinations, goodwill and intangible impairment assessment, the valuation of inventory and of contingent consideration, accrual of research and development expenses, and the valuations of stock options and preferred stock warrants. The Company based its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities Available for Sale

Cash and cash equivalents consist principally of cash held in commercial bank accounts, money market funds and U.S. Treasury securities having an original maturity of less than three months. The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents. At December 31, 2019 and 2018, substantially all cash and cash equivalents were held in either commercial bank accounts or money market funds.

Restricted Cash

As of December 31, 2019, and 2018, the Company maintained letters of credit of $15.3 million and $0.5 million, respectively, for the benefit of the landlord of leased properties. The Company classified the $15.3 million and $0.5 million as restricted cash (non-current) on its consolidated balance sheet as of that date.

For purposes of the cash flow statements, the restricted cash is aggregated with cash and cash equivalents of $28.1 million and $22.0 million to arrive at total cash, cash equivalents and restricted cash of $43.5 million and $22.5 million at December 31, 2019 and 2018, respectively.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Inventory

Inventory is stated at the lower of cost or market (net realizable value), with approximate cost being determined on a first-in, first-out basis. Prior to initial approval from the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies, the Company expenses costs relating to the production of inventory in the period incurred. After such time as the product receives initial regulatory approval, the Company capitalizes the inventory costs related to the product. The Company continues to expense costs associated with clinical trial material as research and development expense.

The Company periodically analyzes the inventory levels to determine whether there is any obsolete, expired, or excess inventory. If any inventory is expected to expire prior to being sold, has a cost basis in excess of its net realizable value, is in excess of expected sales requirements as determined by internal sales forecasts, or fails to meet commercial sale specifications, the inventory is written-down through a charge to cost of goods sold. The determination of whether inventory costs will be realizable requires estimates by management of future expected inventory requirements, based on sales forecasts. Once packaged, Biovance® currently has a shelf-life of five years in the United States and between two and three years outside of the United States, and Interfyl® has a shelf-life of five years. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Furniture and fixtures	7 years
Lab equipment	5 years
Computer equipment	3 years
Software	3 years
Leasehold improvements	shorter of useful life or lease term

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Impairment of Tangible Long-Lived Assets

Tangible long-lived assets consist of property and equipment. Tangible long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2019 and 2018.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Business Combinations

The purchase price allocation for business combinations requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Under ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business. If the single asset or group of similar assets does not meet the threshold, an entity must next evaluate whether both an input and substantive process are present.

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is tested for impairment at least annually. Acquired IPR&D is recognized at fair value and initially characterized as an indefinite-lived intangible asset, irrespective of whether the acquired IPR&D has an alternative future use. Transaction costs related to business combinations are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ materially from estimates.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations as operating expenses or income.

Acquisition-related contingent consideration, which consists of potential milestone and royalty obligations (see Note 15), was recorded in the consolidated balance sheets at its acquisition-date estimated fair value, in accordance with the acquisition method of accounting. The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in the consolidated statements of operations. The fair value measurement is based on significant inputs not observable by market participants and thus represents a Level 3 input in the fair value hierarchy (see Note 5).

Asset Acquisitions

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. In an asset acquisition, the cost allocated to acquire IPR&D with no alternative future use is charged to research and development expense at the acquisition date.

In-Process Research and Development

The fair value of IPR&D acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. When the related research and development is completed, the asset is reclassified to a definite-lived asset and amortized over its estimated useful life.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

The fair value of an IPR&D intangible asset is typically determined using an income approach whereby management forecasts the net cash flows expected to be generated by the asset over its estimated useful life. The net cash flows reflect the asset’s stage of completion, the probability of technical success, the projected costs to complete, expected market competition, and an assessment of the asset’s life-cycle. The net cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

Indefinite-lived IPR&D is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment. The Company tests its indefinite-lived IPR&D annually for impairment during the fourth quarter. In testing indefinite-lived IPR&D for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that its fair value is less than its carrying amount, or the Company can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived IPR&D without performing a qualitative assessment. Qualitative factors that the Company considers include significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of the indefinite-lived IPR&D is less than its carrying amount, the Company would then determine the fair value of the indefinite-lived IPR&D. Under either approach, if the fair value of the indefinite-lived IPR&D is less than its carrying amount, an impairment charge is recognized in the consolidated statements of operations. During the years ended December 31, 2019 and 2018 the Company recognized impairment charges related to its indefinite-lived IPR&D of $118.1 million and $8.6 million, respectively (see Note 8).

Goodwill

Goodwill represents the excess of the fair value of the consideration transferred over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment. The Company tests its goodwill annually for impairment during the fourth quarter.

Prior to the third quarter of 2020, the Company determined that there was a single reporting unit for purposes of testing goodwill for impairment. In the third quarter of 2020, the Company began to manage its operations through an evaluation of three distinct business segments: Cell Therapy, Degenerative Disease and BioBanking (see Note 14). In testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that the fair value of the reporting unit was less than its carrying amount, or the Company can perform a two-step quantitative impairment analysis without performing a qualitative assessment. Examples of such events or circumstances considered in the Company’s qualitative assessment include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, the Company would then perform a two-step quantitative impairment test. The two-step test starts with comparing the fair value of the reporting unit to the carrying amount of a reporting unit, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, no impairment loss is recognized. However, if the fair value of the reporting unit is less than its carrying value, the second step of the impairment test is performed to determine if goodwill is impaired. If the Company determines that goodwill is impaired, the carrying value of the goodwill is written down to its fair value and an impairment charge is recognized in the consolidated statements of operations. During the years ended December 31, 2019 and 2018, the Company did not recognize any impairment charges related to goodwill.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

Leases

The Company enters into lease agreements for its laboratory and office facilities. The Company determines if a lease arrangement is an operating lease or capital lease at inception. Rent expense is recognized on a straight-line basis over the term of the lease. Incentives granted under the Company’s facilities leases, including allowances to fund leasehold improvements and rent holidays, are recorded as a deferred rent liability and are recognized as reductions to rental expense on a straight-line basis over the remaining term of the lease.

The Company considers the nature of the renovations and the Company’s involvement during the construction period of newly leased office space to determine if it is considered to be the owner of the construction project during the construction period. If the Company determines that it is the owner of the construction project, it is required to capitalize the fair value of the asset, including potentially the building, construction costs incurred, and capitalized interest, on its consolidated balance sheet along with a corresponding financing liability (“build-to-suit accounting”). Upon occupancy for build-to-suit leases, the Company assesses whether the circumstances qualify for sales recognition under the sale-leaseback accounting guidance. If the lease meets the sale-leaseback criteria, the Company will remove the asset and related financial obligation from the balance sheet and evaluate the lease for treatment as a capital or operating lease. If, upon completion of construction, the project does not meet the sale-leaseback criteria then the leased property will be treated as a capital lease for financial reporting purposes.

Revenue Recognition

The Company generates revenue from its degenerative disease commercial operations (i.e., the sale of Biovance®, Interfyl® and MIST® and UltraMIST® Therapy System) and biobanking services, (i.e., the collection, processing and storage of umbilical cord and placental blood and tissue after full-term pregnancies). Biovance® is a decellularized, dehydrated human amniotic membrane with a preserved natural epithelial basement membrane and an intact extracellular matrix structure with its biochemical components, and is intended for use as a biological membrane covering that provides the extracellular matrix while supporting the repair of damaged tissue. Interfyl® is an allogeneic decellularized particulate human placental connective tissue matrix consisting of natural human structural and biochemical extracellular matrix components and is intended for use in both surgical requirements and wound care as the replacement or supplementation of damaged or inadequate integumental tissue. UltraMIST® is a low frequency ultrasound system used to promote wound healing through wound cleansing and maintenance debridement by the removal of fibrin, yellow slough, tissue exudates and bacteria. The MIST®/UltraMIST® Therapy System consists of a generator and treatment wand (collectively, the “MIST Equipment”) along with single-use applicators (the “MIST Applicators”) and optional accessories (e.g., roll stand and carts).

Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts continue to be reported under ASC Topic 605, Revenue Recognition, (“ASC 605”). The Company recognizes revenue when control of the products and services is transferred to its customers in an amount that reflects the consideration it expects to receive from its customers in exchange for those products and services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied.

A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract.

The Company considers a performance obligation satisfied once it has transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service. Transaction prices of products or services are typically based on contracted rates with customers and to the extent that the

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the expected value method or the most likely amount, depending on the circumstances, to which the Company expects to be entitled.

The Company provides for rights of return to customers on its degenerative disease products. To date, the Company has had minimal product returns and therefore does not record a provision for returns. The Company offers product warranties which provide assurance that the product will function as expected and in accordance with specification. Customers can purchase warranties separately and these warranties give rise to a separate performance obligation. The adoption of ASC 606 did not have an impact on the amount of reported revenues with respect to revenues generated from the Company’s degenerative disease commercial operations and biobanking services. See Note 3, “Revenue Recognition” for additional information.

The Company’s MIST®/UltraMIST® Therapy System has both software and non-software (e.g., hardware) components that function together to deliver the product’s essential functionality. In addition, the hardware sold cannot be used apart from the embedded software. The MIST Equipment can be obtained by the customer in three ways: (a) the purchase of the MIST Equipment outright; (b) the lease of the MIST Equipment for a monthly rental fee; or (c) pay-per-use arrangement whereupon the Company provides the MIST Equipment for a single pay per use fee, subject to a minimum purchase requirement of MIST Applicators. MIST Applicators are separately ordered and purchased by customers who opt to purchase or directly lease the equipment. In addition, the Company offers the MIST Equipment for a standard 90-day evaluation period at no charge to the customer for the MIST Equipment, however, MIST Applicators are required to be purchased during the evaluation term. When the Company leases or enters into a pay-per use arrangement, it retains title to the equipment at all times.

For multiple-element arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are determined based on observable prices at which the Company separately sells its products or services. When the Company’s customer arrangements are multiple-element arrangements that contains a lease or pay-per-use arrangement, the Company allocates the arrangement consideration between the lease deliverable (i.e., the MIST Equipment) and non-lease deliverable (i.e., the MIST Applicators). The consideration related to the pay-per-use arrangements will be allocated to the lease deliverable based on the “Minimum Volume Method”, which uses the contractual minimum volume in the relative fair value calculation because the ultimate level of MIST Applicator purchases is unknown. The consideration allocated related to the lease arrangement is established in the lease arrangement.

At the inception of each arrangement that includes milestone payments based on certain events, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. If a milestone or other variable consideration relates specifically to the Company’s efforts to satisfy a single performance obligation or to a specific outcome from satisfying the performance obligation, the Company generally allocates the milestone amount entirely to that performance obligation once it is probable that a significant revenue reversal would not occur. In connection with the Lung Biotechnology PBC License Agreement, Lung Biotechnology PBC agreed to make aggregate milestone payments to the Company up to $60 million upon the achievement of specified clinical and regulatory milestones with respect to each licensed product (see Note 12).

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

The Company provides inventory to certain customers through pre-arranged agreements on a consignment basis. Customers consigned inventory is maintained and stored by certain customers; however, ownership remains with the Company.

Period ended December 31, 2018

Results for reporting period ended December 31, 2018, continues to be reported under ASC 605. Under ASC 605, the Company recognizes revenue from sales to customers when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred (based on contractual shipping terms) or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is recognized upon delivery to the customer or upon the later receipt of customer acceptance, if such acceptance is required.

The Company’s UltraMIST Therapy System embedded software is excluded from the scope of software revenue recognition requirements and instead fall within the scope of ASC 605 because the hardware sold cannot be used apart from the embedded software.

For multiple-element arrangements, each deliverable within a multiple-deliverable revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (i) the delivered item or items has value to the customer on a stand-alone basis; and (ii) for an arrangement that includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in management’s control.

The Company recognizes revenue from milestone payments when: (a) the milestone event is substantive, and its achievability has substantive uncertainty at the inception of the agreement, and (b) the Company has completed its performance obligations related to the achievement of the milestone. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (x) is commensurate with either the Company’s performance subsequent to the inception of the arrangement to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the Company’s performance subsequent to the inception of the arrangement to achieve the milestone, (y) relates solely to past performance, and (z) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. Determining whether and when these revenue recognition criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of reported revenue. Changes in assumptions or judgments or changes to the elements in an arrangement could cause a material increase or decrease in the amount of revenue that is reported in a particular period.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities.

•        Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•        Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

The Company’s cash equivalents, consisting of money market funds, are carried at fair value, determined based on Level 1 inputs in the fair value hierarchy described above (see Note 5). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The Company’s preferred stock warrant liabilities at December 31, 2018 and acquisition-related contingent consideration at December 31, 2019 and 2018 are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (see Note 5).

Research and Development Costs

The Company has entered into various research and development and other agreements with commercial firms, researchers, universities and others for provisions of goods and services. These agreements are generally cancelable, and the related costs are recorded as research and development expenses as incurred. Research and development expenses include costs for salaries, employee benefits, subcontractors, facility-related expenses, depreciation and amortization, stock-based compensation, third-party license fees, laboratory supplies, and external costs of outside vendors engaged to conduct discovery, preclinical and clinical development activities and clinical trials as well as to manufacture clinical trial materials, and other costs. The Company records accruals for estimated ongoing research and development costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ materially from the Company’s estimates. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such prepaid expenses are recognized as an expense when the goods have been delivered or the related services have been performed, or when it is no longer expected that the goods will be delivered, or the services rendered.

Upfront payments, milestone payments and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

On January 1, 2019, the Company adopted ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which substantially aligns stock-based compensation for employees and non-employees and accounts for non-employee shared based awards in accordance with the measurement and recognition criteria of ASC 718 using the modified prospective method of adoption. As a result, nonemployee share-based transactions will be measured by estimating the fair value of the equity instruments at the grant date, taking into consideration the probability of satisfying performance conditions. The adoption of ASU 2018-07 did not have a material impact on its consolidated financial statements.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

The Company elects to account for forfeitures as they occur and compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is reversed in the period of the forfeiture.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options granted to employees was determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future (see Note 11).

Preferred Stock Warrants Liabilities

The Company classifies warrants for the purchase of shares of its convertible preferred stock (see Note 10) as a liability on its consolidated balance sheets as these warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise. The warrant liabilities, which consists of warrants for the purchase of Series B convertible preferred stock, is initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other (expense) income in the consolidated statement of operations and comprehensive loss. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification. As of December 31, 2019, all preferred stock warrants issued were exercised.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying consolidated financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. The provision for income taxes includes the effects of unrecognized tax benefits, as well as the related interest and penalties (see Note 13).

Net Loss per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as redeemable convertible preferred stock, stock options and warrants which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, prior to the use of the two-class method, as they would be anti-dilutive:

	December 31,
	2019	2018
Redeemable convertible preferred stock	89,761,627	68,006,086
Stock options	18,155,454	21,104,193
Warrants	—	21,600,137
	107,917,081	110,710,416

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources in assessing performance. Prior to the third quarter of 2020, the Company managed its operations as one segment. In the third quarter of 2020, the Company began to manage its operations through an evaluation of three distinct businesses segments: Cell Therapy, Degenerative Disease and BioBanking. These segments are presented for the year ended December 31, 2019 and 2018 in Note 14.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is subject to credit risk from trade accounts receivable related to both degenerative disease product sales and biobanking services. All trade accounts receivables are a result from product sales and services performed in the United States. As of December 31, 2019 and 2018, the Company did not have a single customer that comprised 10% or more of the total outstanding accounts receivable balance.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) and has since issued several additional amendments thereto, collectively referred to herein as ASC 606. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. The new standards require entities to apportion consideration from contracts to performance obligations on a relative standalone selling price basis, based on a five-step model.

Under ASC 606, revenue is recognized when a customer obtains control of a promised good or service and is recognized in an amount that reflects the consideration that the entity expects to receive in exchange for the good or service. In addition, ASC 606 provides guidance on accounting for certain revenue related costs, including costs associated with obtaining and fulfilling a contract. ASC 606 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity at the date of adoption. The adoption of ASC 606 as of January 1, 2019 had no impact on the consolidated financial statements. See Note 3, “Revenue Recognition” for additional information.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This new standard amends certain aspects of accounting and disclosure requirements for financial instruments, including the requirement that equity investments with readily determinable fair values are to be measured at fair value with any changes in fair value recognized in a company’s earnings. This new standard does not apply to investments accounted for under the equity method of accounting or those investments that result in consolidation of the investee. Equity investments that do not have readily determinable fair values may be measured at fair value or at cost minus impairment adjusted for changes in observable prices. A financial liability that is measured at fair value in accordance with the fair value option is required to be presented separately in other comprehensive income for the portion of the total change in the fair value resulting from change in the instrument-specific credit risk. In addition, a valuation allowance should be evaluated on deferred tax assets related to available-for-sale debt securities in combination with other deferred tax assets. For public entities, this guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The adoption of ASU 2016-01 as of January 1, 2019 had no impact on the consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). These amendments expand the scope of Topic 718, Compensation — Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity — Equity-Based Payments to Non-Employees. This standard is effective for public companies for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2019 and

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont.)

interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted as long as ASU 2014-09 has been adopted by the Company. The Company early adopted ASU 2018-07 as of January 1, 2019, and its adoption did not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230) (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented in the statement of cash flows. The adoption of ASU 2016-15 is required to be applied retrospectively. The Company adopted ASU 2016-15 as of the required effective date of January 1, 2019, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The amendments in ASU 2017-09 clarify that modification accounting is required only if the fair value, the vesting conditions or the classification of the awards (as equity or liability) changes as a result of the change in terms or conditions. The Company adopted ASU 2017-09 as of the required effective date of January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Company’s financial position, results of operations or cash flows, but will impact the accounting for modifications of stock-based awards, if any, after the date of adoption.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) (“ASU 2017-04”), which provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. The guidance is effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the potential impact that the adoption of ASU 2017-04 will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (Part I) Accounting for Certain Financial Instruments with Down Round Features (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Under the new guidance, the down round feature will not be considered when determining whether the instrument is indexed to a company’s own stock. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Revenue Recognition

On January 1, 2019, the Company adopted ASC 606 applying the modified retrospective transition method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for prior periods. There was no impact to the timing or amount of revenue recognized for the year ended December 31, 2019 as a result of adoption.

The Company has made the following accounting policy elections and elected to use certain practical expedients, as permitted by the FASB, in applying ASC 606: (1) the Company accounts for amounts collected from customers for sales and other taxes, net of related amounts remitted to tax authorities; (2) the Company does not adjust the promised amount of consideration for the effects of a significant financing component because, at contract inception, the Company expects the period between the time when the Company transfers a promised good or service to the customer and the time when the customer pays for that good or service will be one year or less; (3) the Company expenses costs to obtain a contract as they are incurred in the expected period of benefit, and therefore, the amortization period is one year or less; (4) the Company accounts for shipping and handling activities that occur after control transfers to the customer as a fulfillment cost rather than an additional promised service and these fulfillment costs are recorded as selling, general and administrative expenses; (5) the Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer; and (6) the Company does not disclose the transaction price allocated to unsatisfied performance obligations when the original expected contract duration is one year or less.

The Company’s primary sources of revenue during the reporting periods were generated from its degenerative disease commercial operations and its biobanking services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, the Company perform the following five steps:

a.      Identify the contract(s) with a customer;

b.      Identify the performance obligations in the contract;

c.      Determine the transaction price;

d.      Allocate the transaction price to the performance obligations in the contract; and

e.      Recognize revenue when (or as) the performance obligations are satisfied.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by product and services:

	December 31,
	2019	2018
Product sales and rentals	$15,357	$11,408
Services	5,790	5,880
License, royalty and other	—	266
Net revenue	$21,147	$17,554

The following table provides changes in deferred revenue from contract liabilities:

2019
Balance at January 1	$3,480
Deferral of revenue*	4,696
Recognition of unearned revenue	(4,343)
Balance at December 31	$3,833

____________

*        Represents payments received in advance of performance under the biobanking services storage contracts with the associated revenue recognized under the contract as performance is completed.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Revenue Recognition (cont.)

Product sales and rentals

Performance obligations

At contract inception, the Company assesses the goods and services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. To identify the performance obligations, the Company considers all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. For each contract, the Company considers the obligation to transfer products and services to the customer, each of which are distinct, to be performance obligations.

The Company determined that the following distinct goods and services represent separate performance obligations involving the sale of its degenerative disease products. The goods and services listed below may not all be included in every contract. Some contracts may include all of the Company’s products and services while others may only include one product or service type.

•        Supply of Biovance® products;

•        Supply of Interfyl® products;

•        Supply of MIST® and UltraMIST® product; and

•        Supply of MIST® and UltraMIST® rental product.

Degenerative disease commercial operations revenue is generally recognized when the customer obtains control of the Company’s product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Sales and other taxes collected on behalf of third parties are excluded from revenue.

Variable Consideration

Under ASC 606, the Company is required to make estimates of the net sales price, including estimates of variable consideration (such as rebates, discounts, and other deductions), and recognize the estimated amount as revenue, when the Company transfer control of the product to customers. To the extent that the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the expected value method or the most likely amount, depending on the circumstances, to which the Company expects to be entitled. An expected value method may be an appropriate estimate of the amount of variable consideration if an entity has a large number of contracts with similar characteristics whereas the most likely amount method may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Sales Incentives and Other Promotional Programs

The Company offers volume-based discounts, rebates and prompt pay discounts and other various incentives which are accounted for under the variable consideration model. If sales incentives may be earned by a customer for purchasing a specified amount of product, the Company estimates whether such incentives will be achieved and recognizes these incentives as a reduction in revenue in the same period the underlying revenue transaction is

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Revenue Recognition (cont.)

recognized. The Company primarily uses the expected value method to estimate incentives. Under the expected value method, the Company considers the historical experience of similar programs as well as reviews sales trends on a customer-by-customer basis to estimate what levels of incentives will be earned.

Product Returns

Consistent with industry practice, the Company maintains a returns policy that generally offers customers a right of return for products that have been purchased from the Company. To date, the Company has had minimal product returns and currently does not have an accrual for product returns. The Company will continue to assess the estimate for product returns as it gains additional historical experience.

Services

Performance Obligations

The Company determined that the following distinct goods and services represent separate performance obligations involving the sale of its biobanking services:

•        Collection and processing services; and

•        Storage services.

Processing and storage services include the Company providing umbilical cord blood, placental blood and tissue processing and storage for private use. Revenues recognized for the fees for processing and storage represent sales of the biobanking to customers. The Company recognizes revenue from processing fees at the point in time of the successful completion of processing and recognizes storage fees over time, which is ratably over the contractual storage period.

Contracted storage periods are 18 years and 25 years. Deferred revenue on the accompanying consolidated balance sheets includes the portion of the 18- and the 25-year storage fees that are being recognized over the contractual storage period. The Company classifies deferred revenue as current if the Company expects to recognize the related revenue over the next 12 months from the balance sheet date.

Significant Financing

When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. For all plans (annual, 18 years and 25 years), the storage fee is paid at the beginning of the storage period (prepaid plans). Alternatively, the Company offers payment plans for customers to pay over time for a period of one to 24 months (over time plans). The Company concluded that a significant financing component is not present within either the prepaid or overtime payment plans. The Company has determined that the prepaid plans do not include a significant financing component as the payment terms were structured primarily for reasons other than the provision of financing and to maximize profitability.

When considered over a 24-month period for over time plans, the difference between the cash selling price and the consideration paid is nominal. As such, the Company believes that its payment plans do not include significant financing components as they are not significant in the aggregate when considered in the context of all contracts entered into nor significant at the individual contract level.

The Company elected to apply the practical expedient where the Company does not need to assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays is one year or less.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Revenue Recognition (cont.)

As of December 31, 2019, the total aggregate transaction price allocated to the unsatisfied performance obligations was recorded as deferred revenue amounting to $3.8 million, which will be recognized as revenue ratably on a straight-line basis over the contractual period of which $2.6 million will be recognized as revenue over the next 12 months.

Sales Incentives and Other Promotional Programs

The Company offers promotional discounts and other various incentives which are accounted for under the variable consideration model. The Company estimates whether such incentives will be achieved and recognizes these incentives as a reduction in revenue in the same period the underlying revenue transaction is recognized. The Company primarily uses the expected value method to estimate incentives. Under the expected value method, the Company considers the historical experience of similar programs as well as reviews sales trends on a customer-by-customer basis to estimate what levels of incentives will be earned.

Allocation of Transaction Price

As the Company’s processing and storage agreements contain multiple performance obligations, ASC 606 requires an allocation of the transaction price based on the estimated relative standalone selling prices of the promised services underlying each performance obligation. The Company has selected an adjusted market assessment approach to estimate the standalone selling prices of the processing services and storage services and concluded that the published list price is the price that a customer in that market would be willing to pay for those goods or services. The Company also considered the fact that all customers are charged the list prices current at the time of their enrollment where the Company has separately stated list prices for processing and storage.

4.     Acquisitions

2018 Activity

Alliqua Asset Purchase Agreement

On May 7, 2018, the Company completed the Alliqua APA. Pursuant to the Alliqua APA, the Company acquired substantially all of Alliqua’s commercial assets including the MIST and UltraMIST product lines, and commercial rights to the Biovance and Interfyl product lines (collectively, the “Purchased Assets”). Prior to the Alliqua APA, Alliqua agreed to make certain future payments upon the achievement of certain milestones. Alliqua initiated sales and marketing efforts of Interfyl Human Connective Tissue Matrix in September 2016 and achieved two milestones under the license agreement. Alliqua was required to pay the Company $0.5 million related to the first commercial sale of Interfyl in the flowable matrix configuration and $0.5 million related to the first commercial sale of Interfyl in the particulate form. The payment of the milestones was waived upon the consummation of the Alliqua APA. In consideration for the Purchased Assets, to Company paid $29.0 million in cash. No debt or significant liabilities were assumed by the Company.

Elements of Purchase Consideration

The aggregate acquisition-date fair value of consideration transferred was determined to be $29.0 million consisting of the following (in thousands):

Cash consideration	$29,000
Forgiven milestone payable to Celularity Inc.	1,000
Total fair value of purchase consideration	$30,000

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

Allocation of the Purchase Consideration

The Alliqua APA was accounted for in accordance with the acquisition method of accounting for business combinations. The total consideration transferred was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values as follows (in thousands):

Inventories	$1,120
Other assets	101
Property and equipment	965
Identifiable intangible assets	22,100
Total estimated identifiable net assets	24,286
Goodwill	5,714
Total purchase price consideration	$30,000

The $1.1 million fair value of inventories included a fair value step-up adjustment of $0.2 million, which was amortized and recognized as cost of product sales in the Company’s consolidated statements of operations as the related inventories were sold. The Company recognized the $0.2 million of the fair value adjustment as cost of product sales during the year ended December 31, 2018.

Identifiable intangible assets acquired in the Alliqua APA consisted of tradename, reacquired rights, and a composite of assets. The fair values of the identifiable intangible assets as of the acquisition date were as follows (in thousands):

Tradename	$350
Reacquired Right	4,200
MIST Marketed Products Intangibles	17,550
Total identifiable intangible assets	$22,100

The fair value of the identifiable intangible assets acquired was estimated by the Company at the acquisition date based, in part, on the results of the third-party valuation. The third-party valuation was prepared using the multi-period excess earnings method (“MPEEM”), a form of the income approach, which assumes the fair value of an intangible asset is equal to the present value of the incremental risk-adjusted after-tax cash flows attributable only to each intangible asset. The MPEEM determined the after-tax cash flows, adjusted for contributory charges and cumulative probabilities of technical success. The probability-adjusted cash flows were then discounted to present value by the selected discount rate and added to the tax amortization benefit to determine the fair value. The key assumptions used in this model were net revenue projections, phase of development assumptions and discount rates.

The excess of the fair value of the consideration transferred over the fair value of identifiable assets acquired in the purchase agreement was allocated to goodwill in the amount of approximately $5.7 million. Goodwill resulting from the purchase agreement was allocated to the Company’s then single reporting unit and was largely attributed to the synergies and economies of scale expected from combining the research and operations of Alliqua and the Company. All the goodwill recorded as part of the Alliqua APA is deductible for U.S. federal income tax purposes.

Acquisition of CariCord

On October 5, 2018, the Company acquired CariCord, a cord blood bank established by ClinImmune Labs and the University of Colorado.

The Company accounted for the CariCord transaction as a business combination. As consideration for the acquisition, the Company paid $0.3 million in cash and issued 820,799 shares of convertible preferred stock (the “Upfront Stock Consideration”) having a value of approximately $4.7 million at the closing of the CariCord acquisition. Pursuant to the terms of the CariCord merger agreement, the Company acquired all outstanding shares of CariCord in exchange for Celularity convertible preferred stock at a price-per-share of $5.787

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

In addition to the Upfront Stock Consideration, the CariCord merger agreement provided that the CariCord shareholders also have a right to receive additional shares of Celularity capital stock (the, “Contingent Stock Consideration”), as well as cash consideration (the “Contingent Cash Consideration”) to the extent required to reimburse sellers for income tax on imputed interest liability due to the Contingent Stock Consideration, not to exceed $0.1 million (the “Contingent Cash Consideration”, and collectively with the Contingent Stock consideration, the “Contingent Consideration”).

CariCord shareholders are entitled to receive a one-time award equal to the shareholder’s pro-rata share (following the pro-rata allocation on which the Upfront Stock Consideration was paid) of the Contingent Consideration valued based on the award date fair value of the Company’s common stock, which is determined based on the total number of conforming donor placentas (“CDP”) collected pursuant the Tissue Procurement Agreement between ClinImmune Labs and the Company between the closing of the transaction and the earlier of: (i) August 31, 2021; (ii) the date cumulative CDP is equal to or greater than 15,000; or (iii) the date the Company conducts an IPO or enters into a liquidation event (the “Measurement Period”). In the event the total number of CDPs collected during the Measurement Period is: (i) equal to or greater than 5,000 but less than 10,000, the Company shall pay Contingent Stock Consideration of 489,612 shares of common stock; (ii) equal to or greater than 10,000 but less than 15,000, the Company shall pay Contingent Stock Consideration of 970,583 shares of common stock and a maximum Contingent Cash Consideration of $0.05 million; (iii) equal to or greater than 15,000 the Company shall pay Contingent Stock Consideration of 1,451,554 shares of common stock and a maximum Contingent Cash Consideration of $0.1 million. In the event the end of the Measurement Period is triggered by IPO or liquidation event of the Company and the cumulative CDP collections equal or exceed 5,000, the Company shall pay Contingent Stock Consideration of 1,451,554 shares of common stock and up to a maximum Contingent Cash Consideration of $0.1 million.

Contemporaneous with the CariCord acquisition, the Company entered into an Option Agreement (the “Option Agreement”) with the Regents of the University of Colorado on behalf of the University of Colorado School of Medicine, Department of Medicine, ClinImmune Labs University of Colorado Cord Blood Bank (“ClinImmune”) with which CariCord had a preexisting relationship. ClinImmune operates the University of Colorado Blood Bank and The St. Louis Cord Blood Bank (the “Cord Blood Banks”). Under the Option Agreement, the Company received an option to acquire the cord blood banking business of the Cord Blood Banks prior to April 5, 2019 (the “Initial Option Period”). Upon expiration of the Initial Option Period, the Company had the rights to extend the option period for additional one year terms (each such extension an “Extended Option Period”) for a fee of $0.1 million for each Extended Option Period. The Company elected not to extend the option period. Accordingly, the option agreement expired unexercised.

Elements of Purchase Consideration

As part of its accounting for the business combination, the Company recorded the fair value of the preferred stock issued on the acquisition date as well as contingent consideration liabilities for the potential future milestone and earnout. In 2019, the Company decreased the fair value of the contingent consideration liability related to the acquisition of CariCord by $3.6 million as the result of an adjustment resulting from facts and circumstances existing at the acquisition date. The aggregate acquisition-date fair value of consideration transferred was determined to be $9.3 million consisting of the following (in thousands):

	As Reported December 31, 2018	Adjustments	As Reported December 31, 2019
Cash consideration	$300	$—	$300
Fair value of Series B Preferred Stock	4,700	—	4,700
Fair value of contingent consideration – potential milestone payments	7,900	(3,574)	4,326
Total fair value of purchase consideration	$12,900	$(3,574)	$9,326

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

Stock Issued at Closing.    The fair value of the 820,799 shares of Series B Preferred Stock issued on the acquisition date, aggregating $4.7 million, was determined based on the fair value of $5.7261 per share of common stock estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using the Option Pricing Model, which used the value of the Company’s underlying assets, the collective liquidation preferences of the preferred equity, volatility of the underlying assets, the risk-free rate as well as the estimated time until the expiration of the option. In the third-party valuation, two types of future-event scenarios were considered: an IPO scenario and a remain-private scenario. Each type of future-event scenario was probability weighted by the Company based on an evaluation of its historical and forecasted performance and operating results, an analysis of market conditions at the time, and its expectations as to the timing and likely prospects of the future-event scenarios. A discount for lack of marketability was then applied to arrive at an indication of fair value per share of the common stock.

Liabilities for Contingent Consideration.    The fair value of the contingent consideration related to potential future milestone and earnout payments was estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earnout payments are payable and the conditions triggering the milestone payments are met.

Allocation of the Purchase Consideration

The acquisition of CariCord was accounted for in accordance with the acquisition method of accounting for business combinations. These costs primarily represented financial advisory fees, legal fees, due diligence and other costs and expenses. The total consideration transferred was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values as follows (in thousands):

	As Reported December 31, 2018	Adjustments	As Reported December 31, 2019
Cash and cash equivalents	$19	$—	$19
Accounts receivable, net	187	—	187
Prepaid and other current assets	560	—	560
Property and equipment	3	—	3
Identifiable intangible assets	303	—	303
Deferred tax asset	1,241	—	1,241
Accounts payable	(18)	—	(18)
Accrued expense	(108)	—	(108)
Deferred revenue	(151)	—	(151)
Total estimated identifiable net assets	2,036	—	2,036
Goodwill	10,864	(3,574)	7,290
Total purchase price consideration	$12,900	$(3,574)	$9,326

Identifiable intangible assets acquired in the acquisition consisted of customer relationships. The customer relationships were determined to be definite-lived with an estimated useful life of 10 years. The fair value of the identifiable intangible assets as of the acquisition date was $0.3 million.

The fair value of the customer relationships acquired was estimated by the Company at the acquisition date based, in part, on the results of the third-party valuation. The third-party valuation was prepared using the MPEEM.

Based on the fair value adjustments primarily related to identifiable intangible assets acquired, the Company recorded a deferred tax asset of $1.2 million using a combined federal and state statutory income tax rate of 27%.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

The excess of the fair value of the consideration transferred over the fair value of identifiable assets acquired in the acquisition was allocated to goodwill in the amount of approximately $7.3 million. Goodwill resulting from the acquisition was allocated to the Company’s then single reporting unit and was attributable to the Option Agreement, which was not accounted for as part of the purchase accounting, but a consideration for entering into the merger agreement. Other factors attributing to the goodwill include synergies and economies of scale expected from combining the research and operations of CariCord and the Company. All the goodwill recorded as part of the CariCord acquisition is not deductible for U.S. federal income tax purposes.

The results of operations of the CariCord business have been included in the Company’s consolidated statements of operations from the acquisition date. The operations of the CariCord business were fully integrated into the Company’s operations and no separate financial results of the business were maintained. Therefore, it is not practicable for the Company to report the amount of earnings of the acquired business that are included in its consolidated results of operations.

2017 Activity

Acquisition of HLI CT

On May 31, 2017, the Company acquired HLI CT, at which time HLI CT became a wholly owned subsidiary of the Company. HLI CT operated LifebankUSA, a family umbilical cord blood stem cell and cord tissue collection, processing and storage company. The acquisition also provided the Company with rights to a portfolio of assets, including PSC-100, a development stage placental-derived stem cell program, and Biovance® and Interfyl®.

The Company accounted for the HLI CT transaction as a business combination. As consideration for the acquisition, the Company paid an aggregate purchase price as follows:

(i)     an equity interest in the Company, providing either (a) in the event the Company successfully raised a qualified equity financing round within a certain timeframe, certain shares of the Company’s common stock equal to the quotient obtained by dividing 44.0 million shares by the price per share of the common stock or preferred stock sold by the Company in its qualified equity financing round, or (b) in the event that the qualified equity financing round did not occur within a specified timeframe, then certain executives of Celularity would be required to return to Human Longevity certain shares of common stock that they held in Human Longevity and execute a Simple Agreement for Future Equity Instrument (the “SAFE Instrument”);

(ii)    $2.0 million in cash paid at closing;

(iii)   a secured promissory note in the amount of $8.0 million (the “Note”) which was secured by a membership interest in HLI CT; and

(iv)   potential future milestone and royalties upon the occurrence of specified commercial milestones.

With respect to milestone payments, the Company is obligated to make payments equal to $10.0 million in each of the following scenarios (i) the first regulatory approval by the FDA of any product, service or process that derives from, utilizes, incorporates, relies or constitutes PSC-100 (each a “PSC-100 Product”); and (ii) upon the first commercial sale of a PSC-100 Product.

The Company is also obligated to pay a quarterly royalty of a mid-single-digit percent of net sales of each PSC-100 Product. The earnout period, which is determined on a product-by-product and country-by-country basis, will begin on the date of the first commercial sale of such PSC-100 Product in such country and will end on the later of (i) ten years after such first commercial sale in such country or (ii) the expiration of the last valid claim of the patent rights acquired or derived from patent rights or know-how acquired covering such PSC-100 Product in such country.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

Pursuant to the terms of the Note, the Company made payments in the amount of $5.0 million and $3.0 million on August 31, 2017 and December 6, 2017, respectively. As of December 31, 2017, no portion of the Note remained outstanding.

Elements of Purchase Consideration

As part of its accounting for the business combination, the Company recorded the fair value of the common stock issued on the acquisition date as well as contingent consideration liabilities for the potential future milestone and earnout. The aggregate acquisition-date fair value of consideration transferred was determined to be $28.9 million consisting of the following (in thousands):

Cash consideration	$2,000
Promissory note	8,000
Issuance of SAFE Instrument	15,020
Fair value of contingent consideration – potential milestone and earnout payments	3,856
Total fair value of purchase consideration	$28,876

Issuance of SAFE Instrument.

The fair value of the SAFE Instrument issued was estimated to be $15.0 million at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a probability weighted model, based on a) in the event the Company successfully raised a qualified equity financing round within a certain timeframe, certain shares of the Company’s common stock equal to the quotient obtained by dividing 44.0 million shares by the price per share of the common stock or preferred stock sold by the Company in its qualified equity financing, or (b) in the event that the qualified equity fundraise financing round did not occur within a specified timeframe, then certain executives of Celularity would be required to return to Human Longevity certain shares of common stock that they held in Human Longevity. Pursuant to the terms of the SAFE Instrument, on August 15, 2017, the Company issued 9,123,898 shares of its common stock valued at $20.1 million in full satisfaction of the SAFE Instrument. In connection with the share issuance, the Company recognized a charge of $5.1 million in other income and expenses related to the difference between the initial value ascribed to the SAFE Instrument and the fair value of the Company’s common stock.

Liabilities for Contingent Consideration.

The fair value of the contingent consideration related to potential future milestone and royalties was estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earnout payments are payable and the conditions triggering the milestone payments are met.

Allocation of the Purchase Consideration

The acquisition of HLI CT was accounted for in accordance with the acquisition method of accounting for business combinations. Acquisition-related costs totaling $0.4 million were expensed to general and administrative

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

expenses as incurred. These costs primarily represented financial advisory fees, legal fees, due diligence and other costs and expenses. The total consideration transferred was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values as follows (in thousands):

Cash and cash equivalents	$8
Accounts receivable	1,460
Inventories	2,143
Prepaid and other current assets	313
Property and equipment	1,181
Identifiable intangible assets	28,390
Other long term assets	33
Accounts payable	(869)
Accrued expense	(142)
Other liabilities	(10)
Deferred revenue	(1,622)
Capital lease – short-term	(27)
Net deferred tax liabilities	(3,813)
Capital lease – long-term	(43)
Total estimated identifiable net assets	27,002
Goodwill	1,874
Total purchase price consideration	$28,876

The $2.1 million fair value of inventories included a fair value step-up adjustment of $1.0 million, which will be amortized and recognized as cost of product sales in the Company’s consolidated statements of operations as the related inventories are sold. The Company recognized the $0.1 million and $0.4 million of the fair value adjustment as cost of product sales during the years ended December 31, 2019 and 2018, respectively.

Identifiable intangible assets acquired in the acquisition consisted of developed technology, IPR&D, customer relationships, trade names and trademarks. The IPR&D included ongoing projects that could further the Company’s preclinical and clinical development activities related to PSC-100, Extracellular Matrix (“ECM”) and Umbilical Cord Matrix (“UCM”). The developed technology was determined to be definite-lived with an estimated useful life of 11-15 years, customer relationships was determined to be definite-lived with an estimated useful life of nine years, and trade name and trademarks was determined to be definite-lived with an estimated useful life of 11 years. The IPR&D was determined to be indefinite-lived, which is not amortized but will be subject to periodic assessments of impairment. The fair values of the identifiable intangible assets as of the acquisition date were as follows (in thousands):

Developed technology – Biovance®	$9,970
Developed technology – Interfyl®	6,640
Developed technology – LifebankUSA	200
IPR&D – PSC 100	700
IPR&D – ECM	5,860
IPR&D – UCM	2,690
Customer relationships – LifebankUSA	2,110
Trade name/Trademarks – LifebankUSA	220
Total identifiable intangible assets	$28,390

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

The fair value of the customer relationships acquired was estimated by the Company at the acquisition date based, in part, on the results of the third-party valuation. The third-party valuation was prepared using the MPEEM.

Based on the fair value adjustments primarily related to identifiable intangible assets acquired, the Company recorded a deferred tax liability of $3.8 million using a combined federal and state statutory income tax rate of 39%.

The excess of the fair value of the consideration transferred over the fair value of identifiable assets acquired in the acquisition was allocated to goodwill in the amount of $1.9 million. Goodwill resulting from the acquisition was allocated to the Company’s single reporting unit and was largely attributed to the synergies and economies of scale expected from combining the research and operations of HLI CT and the Company. All the goodwill recorded as part of the HLI CT acquisition is not deductible for U.S. federal income tax purposes.

The results of operations of the HLI CT business have been included in the Company’s consolidated statements of operations from the acquisition date. The operations of the HLI CT business were fully integrated into the Company’s operations and no separate financial results of the business were maintained. Therefore, it is not practicable for the Company to report the amount of earnings of the acquired business that are included in its consolidated results of operations.

During the year ended December 31, 2018, the Company permanently ceased funding the development of ECM and UCM and has no intention or plan to sell these assets to a third party. As such, the Company recorded $8.6 million in impairment charges related to the abandonment of ECM and UCM.

Acquisition of Anthrogenesis

On August 15, 2017, the Company acquired Anthrogenesis, at which time Anthrogenesis became a wholly-owned subsidiary of the Company. Anthrogenesis was a wholly-owned subsidiary of Celgene and operated as a research and development-focused company with a portfolio of assets in both pre-clinical and clinical stages of development, including key placental-derived immuno-oncology and regenerative medicine assets. The acquisition gave the Company access to Anthrogenesis’ proprietary technologies for the recovery of large quantities of high-potential stem cells, other cells and cell products and other valuable biomaterials, from postpartum human placentas. As part of the acquisition, some of the inventors of the Anthrogenesis Products and other key members of the Anthrogenesis Product development team joined the Company.

The Company accounted for the Anthrogenesis transaction as a business combination. As consideration for the acquisition, the Company issued 15,552,130 shares of Series X Preferred Stock having a value of approximately $75.0 million at the closing of the Anthrogenesis acquisition. Pursuant to the terms of the Anthrogenesis Merger Agreement, the Company issued one CVR for each share of Series X Preferred Stock which provides the holder rights to receive contingent distributions. The CVR is inseparable from the related share, except upon an IPO or a sale of the Company, each CVR shall become separated from the related share and may be sold, assigned, transferred, pledged, encumbered or disposed of by the holder.

The Company is obligated to make milestone payments of $25.0 million in the aggregate upon the occurrence of (i) the first U.S. regulatory approval of an Anthrogenesis Product, and (ii) the first European Medicine Agency (“EMA”) regulatory approval of an Anthrogenesis Product. Upon the first achievement of annual net sales for such Anthrogenesis Product that equals or exceeds: (i) $500.0 million the Company shall pay an amount equal to $25.0 million; (ii) $1.0 billion, the Company shall pay an amount equal to $50.0 million; and, (iii) $2.0 billion, the Company shall pay an amount equal to $50.0 million.

The Company is also obligated to pay a quarterly royalty of a mid-double-digit percent of net sales of each Anthrogenesis Product. The earnout period, which is determined on a product-by-product and country-by-country basis, will begin on the date of the first commercial sale of such Anthrogenesis Product in such country and will end on the later of (i) ten years after such first commercial sale and (ii) the expiration of the last valid claim of the patent rights acquired or derived from patent rights or know-how acquired covering such Anthrogenesis Product in such country.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

Elements of Purchase Consideration

As part of its accounting for the business combination, the Company recorded the fair value of the preferred stock issued on the acquisition date as well as contingent consideration liabilities for the potential future milestone and earnout. The aggregate acquisition-date fair value of consideration transferred was determined to be $346.4 million consisting of the following (in thousands):

Fair value of Series X Preferred Stock	$75,000
Fair value of contingent consideration – potential milestone and earnout payments	271,430
Total fair value of purchase consideration	$346,430

Common Stock Issued at Closing.

The fair value of the 15,552,130 shares of Series X Preferred Stock issued on the acquisition date, aggregating $75.0 million, was determined based on the fair value of $4.82 per share of common stock estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using the Option Pricing Model, which used the value of the Company’s underlying assets, the collective liquidation preferences of the preferred equity, volatility of the underlying assets, the risk-free rate as well as the estimated time until the expiration of the option. In the third-party valuation, two types of future-event scenarios were considered: an IPO scenario and a remain-private scenario. Each type of future-event scenario was probability weighted by the Company based on an evaluation of its historical and forecasted performance and operating results, an analysis of market conditions at the time, and its expectations as to the timing and likely prospects of the future-event scenarios. A discount for lack of marketability was then applied to arrive at an indication of fair value per share of the common stock.

Liabilities for Contingent Consideration.

The fair value of the contingent consideration related to potential future milestone and royalties was estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earnout payments are payable and the conditions triggering the milestone payments are met.

Allocation of the Purchase Consideration

The acquisition of Anthrogenesis was accounted for in accordance with the acquisition method of accounting for business combinations. Acquisition-related costs totaling $0.8 million were expensed to general and administrative expenses as incurred. These costs primarily represented financial advisory fees, legal fees, due diligence and other costs and expenses. The total consideration transferred was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values as follows (in thousands):

Cash and cash equivalents	$20,000
Property and equipment	1,593
Identifiable intangible assets	355,300
Net deferred tax liabilities	(142,652)
Total estimated identifiable net assets	234,241
Goodwill	112,189
Total purchase price consideration	$346,430

Identifiable intangible assets acquired in the acquisition consisted of IPR&D of ongoing projects that could further the Company’s preclinical and clinical development activities related to PDA-002, PDA-001, PNK-007 and GMNK. The IPR&D was determined to be indefinite-lived, which is not amortized but will be subject to periodic assessments of impairment. The fair values of the identifiable intangible assets as of the acquisition date were

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Acquisitions (cont.)

$355.3 million. The fair value of the identifiable intangible assets acquired was estimated by the Company at the acquisition date based, in part, on the results of the third-party valuation. The third-party valuation was prepared using the MPEEM. During the first quarter of 2019, the Company determined it would no longer fund the development of PDA-002. As a result, the Company recorded a $118.1 million impairment charge to write-off the entire IPR&D intangible asset related to PDA-002.

Based on the fair value adjustments primarily related to identifiable intangible assets acquired, the Company recorded a deferred tax liability of $142.7 million using a combined federal and state statutory income tax rate of 40%.

The excess of the fair value of the consideration transferred over the fair value of identifiable assets acquired in the acquisition was allocated to goodwill in the amount of approximately $112.2 million. Goodwill resulting from the acquisition was allocated to the Company’s then single reporting unit and was largely attributed to the synergies and economies of scale expected from combining the research and operations of Anthrogenesis and the Company. All the goodwill recorded as part of the Anthrogenesis acquisition is not deductible for U.S. federal income tax purposes.

The results of operations of the Anthrogenesis business have been included in the Company’s consolidated statements of operations from the acquisition date. The operations of the Anthrogenesis business were fully integrated into the Company’s operations and no separate financial results of the business were maintained. Therefore, it is not practicable for the Company to report the amount of earnings of the acquired business that are included in its consolidated results of operations.

5.     Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):

	Fair Value Measurements as of December 31, 2019:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents – money market fund	$—	$—	$—	$—
	$—	$—	$—	$—

Liabilities:
Contingent consideration obligations	—	—	328,933	328,933
	$—	$—	$328,933	$328,933
	Fair Value Measurements as of December 31, 2018:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents – money market fund	$10,136	$—	$—	$10,136
	$10,136	$—	$—	$10,136
Liabilities:
Preferred stock warrant liability	$—	$—	$1,596	$1,596
Contingent consideration obligations	—	—	263,641	263,641
	$—	$—	$265,237	$265,237

During the years ended December 31, 2019 and 2018, there were no transfers between Level 1, Level 2 and Level 3.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Fair Value of Financial Assets and Liabilities (cont.)

The Company’s cash equivalents consisted of money market funds. The money market fund was valued using inputs observable in active markets for similar securities, which represents a Level 1 measurement in the fair value hierarchy.

Valuation of Contingent Consideration

The fair value measurement of the contingent consideration obligations is determined using Level 3 inputs and is based on a probability-weighted income approach. The measurement is based upon unobservable inputs supported by little or no market activity based on the Company’s own assumptions.

The following table presents a reconciliation of contingent consideration obligations measured on a recurring basis using Level 3 inputs as of December 31, 2019, and 2018 (in thousands):

	Balance as of December 31, 2018	Net transfers in to (out of) Level 3	Purchases, settlements, and other net	Fair value adjustments	Balance as of December 31, 2019
Liabilities:
Contingent consideration obligations	$263,641	$—	$(3,575)	$68,867	$328,933
	Balance as of December 31, 2017	Net transfers in to (out of) Level 3	Purchases, settlements, and other net	Fair value adjustments	Balance as of December 31, 2018
Liabilities:
Contingent consideration obligations	$298,894	$—	$7,900	$(43,153)	$263,641

The fair value of the liability to make potential future milestone and earnout payments was estimated by the Company at each reporting date based, in part, on the results of a third-party valuation using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earnout payments are payable and the conditions triggering the milestone payments are met. The actual settlement of contingent consideration could differ from current estimates based on the actual occurrence of these specified events.

At each reporting date, the Company revalues the contingent consideration obligation to estimated fair value and records changes in fair value as income or expense in the Company’s consolidated statement of operations. Changes in the fair value of the contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving the various contingent consideration obligations. Accretion expense related to the increase in the net present value of the contingent liability is included in operating income for the period. The Company has classified all of the contingent consideration as a long-term liability in the consolidated balance sheet as of December 31, 2019 and 2018. See Note 15, “Commitment and Contingencies”, for more information on contingent consideration.

In 2019, the Company decreased the fair value of the contingent consideration liability related to the acquisition of CariCord by $3.6 million as the result of an adjustment resulting from facts and circumstances existing at the acquisition date.

Valuation of Preferred Stock Warrant Liability

The preferred stock warrant liability in the table above is composed of the fair value of warrants to purchase shares of Series B convertible preferred stock that were issued in 2018 in connection with the Company’s Series B convertible preferred stock financings. The liability associated with the warrants was recorded at fair value on the

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Fair Value of Financial Assets and Liabilities (cont.)

dates the warrants were issued and exercisable and is subsequently remeasured to fair value at each reporting date. The aggregate fair value of the warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company used a Black-Scholes option pricing model, which incorporates assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company’s Series B convertible preferred stock, risk-free interest rate, and exercise date with considerations of the earlier of when the investor is required to exercise and the anticipated exit date. The most significant assumption in the forward contract model impacting the fair value of the preferred stock warrants is the fair value of the Company’s convertible preferred stock as of each remeasurement date. The Company determines the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. As of December 31, 2019, all preferred stock warrants issued in 2018 were exercised. As of December 31, 2018, the fair value of the Series B convertible preferred stock was $1.6 million. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the estimated remaining term of the warrants. The exercise date is solely based on management’s assumption and determination of the Company’s progress to the realization of a public exit event.

The following table provides a roll-forward of the aggregate fair values of the Company’s warrant liability for which fair values are determined using Level 3 inputs:

Balance as of December 31, 2017	$—
Issuance of warrants	2,742
Gain recognized in earnings from change in fair value	(1,146)
Balance as of December 31, 2018	1,596
Loss recognized in earnings from change in fair value	4,226
Exercise or expiration of warrants	(5,822)
Balance as of December 31, 2019	$—

6.     Inventory

The Company’s major classes of inventories were as follows as of December 31, 2019 and 2018 (in thousands):

	December 31,
	2019	2018
Raw materials	$215	$443
Work in process	701	233
Finished goods	6,347	5,398
Inventory, gross	$7,263	$6,074
Less: inventory reserves	(22)	—
Inventory, net	$7,241	$6,074

Balance Sheet Classification:
Inventory, net	$3,232	$3,536
Other assets	4,009	2,538
	$7,241	$6,074

Other assets include inventory expected to remain on hand beyond one year in both periods.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2019	2018
Leasehold improvement	$776	$763
Laboratory and production equipment	4,865	2,939
Machinery, equipment and fixtures	3,991	2,389
Construction in progress	61,137	259
Property and equipment	70,769	6,350
Less: Accumulated depreciation	(4,382)	(2,339)
Property and equipment, net	$66,387	$4,011

Depreciation expense was $2.0 million and $1.7 million for the years ended December 31, 2019 and 2018, respectively.

Construction in progress

Construction in progress of $61.1 million as of December 31, 2019 entirely relates to the leasehold improvements made at the Company’s leased facilities in Florham Park, NJ (see Note 15).

8.     Goodwill and Intangibles Assets, Net

Goodwill

As of December 31, 2019 and 2018, the balance of goodwill was $127.1 million and $130.6 million, respectively. The goodwill balances were derived from the HLI CT, Anthrogenesis, Alliqua and CariCord acquisitions. For the period ended December 31, 2019, the goodwill balance decreased by $3.6 million due to the correction of an error related to the fair value of the CariCord contingent consideration. There were no changes in the goodwill balance for the period ended December 31, 2018.

In the third quarter of 2020, the Company began to manage its operations through an evaluation of three distinct business segments: Cell Therapy, Degenerative Disease and BioBanking (see Note 14). Goodwill by segment at December 31, 2019 is as follows (in thousands):

Cell Therapy	$112,347
Degenerative Disease	7,374
BioBanking	7,347
Total goodwill	$127,068

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Goodwill and Intangibles Assets, Net (cont.)

Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):

	December 31, 2019	December 31, 2018	Estimated Useful Lives
Amortizable intangible assets:
Developed technology	$16,810	$16,810	11-16 years
Customer relationships	2,413	2,413	10 years
Trade names & trademarks	570	570	10-13 years
Reacquired rights	4,200	4,200	6 years
Composite assets	17,550	17,550	9-10 years
	41,543	41,543
Less: Accumulated amortization
Developed technology	(3,030)	(1,857)
Customer relationships	(641)	(376)
Trade names & trademarks	(107)	(52)
Reacquired rights	(1,108)	(408)
Composite assets	(3,088)	(1,138)
	(7,974)	(3,831)
Amortizable intangible assets, net	33,569	37,712

Non-amortized intangible assets
Acquired IPR&D product rights	237,900	356,000	indefinite
	$271,469	$393,712

Amortization expense for intangible assets was $4.1 million and $3.0 million for the years ended December 31, 2019 and 2018, respectively. Amortization of intangible assets for each of the next five years is estimated to be approximately $4.1 million per year.

During the first quarter 2019, the Company determined it would no longer fund the development of PDA-002, which was obtained in the acquisition of Anthrogenesis. PDA-001 and PDA-002 are the same drug substance with different formulations. PDA-001 is formulated for intravenous administration while PDA-002 is administered locally by injection. During the year ended December 31, 2019, the Company decided to focus its funding on the intravenous administration of PDA-001 and halt the development of PDA-002. As a result, the Company recorded a $118.1 million impairment charge to write-off the entire IPR&D intangible asset related to PDA-002.

During the year ended December 31, 2018, an $8.6 million IPR&D impairment charge was recorded following the Company’s decision to discontinue funding the development of ECM and UCM obtained in the acquisition of HLI CT. Acquired IPR&D at December 31, 2019 and 2018 includes ongoing preclinical and clinical development programs acquired in business acquisitions, including PSC-100 program, which was acquired in the HLI CT acquisition, and PDA-001, PDA-002, PNK-007 and GMNK programs, which were acquired in the Anthrogenesis acquisition.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousand):

	December 31,
	2019	2018
Accrued clinical trials expense	$3,695	$1,461
Accrued professional fees	1,328	1,031
Accrued wages, bonuses, commissions, and vacation	4,361	3,128
Accruals for construction in progress	4,151	—
Deferred rent	258	446
Other	596	1,275
	$14,389	$7,341

10.     Equity

Common Stock

As of December 31, 2019 and 2018, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 150,000,000 shares, respectively, of $0.0001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth below.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. The holders of common stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of Preferred Stock. Through December 31, 2019 and 2018, no cash dividends had been declared or paid.

As of December 31, 2019 and 2018, the Company had 18,183 of repurchased shares recorded as treasury stock at an original purchase cost of $0.001 per share.

Preferred Stock

The Company has issued Series A convertible redeemable preferred stock (the “Series A Preferred Stock”), Series B convertible redeemable preferred stock (the “Series B Preferred Stock”), and Series X convertible redeemable preferred stock (the “Series X Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, and Series X Preferred Stock are collectively referred to as the “Preferred Stock”. As of December 31, 2019 and 2018, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 97,978,328 shares, respectively, of Preferred Stock, with a par value of $0.0001 per share. As of December 31, 2019 and 2018, no shares of Preferred Stock remained undesignated.

The holders of Preferred Stock have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company. Therefore, the Preferred Stock is classified outside of stockholders’ deficit on the consolidated balance sheet.

The Company concluded that the Series B Preferred Stock is considered probable of becoming redeemable. Accordingly, Series B Preferred Stock is accreted for the difference between the initial net carrying value and the redemption value on October 15, 2018, the date the Committee on Foreign Investment in the United States (“CFIUS”) approval was obtained, using the effective interest rate method. During the year ended December 31, 2018, the Company recognized accretion of $1.6 million as an increase in the carrying value of the Series B Preferred Stock, and a decrease to the Company’s additional paid-in capital. The Series A Preferred Stock and the Series X Preferred Stock are not probable of being redeemable.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.     Equity (cont.)

On August 15, 2017, the Company issued and sold 8,294,454 shares of Series A Preferred Stock at a price of $4.8225 per share for gross proceeds of approximately $40.0 million. The Company also converted a $10.0 million note payable to Sorrento Therapeutics Inc. into 2,073,617 shares of Series A Preferred Stock at a price of $4.8225 per share. As consideration for assets contributed by TNK Therapeutics, Inc., a majority owned subsidiary of Sorrento Therapeutics Inc., the Company issued 23,846,600 shares of Series A Preferred Stock for approximately $115.0 million, and as consideration for product development commitments and potential royalty and milestone payments of Lung Biotechnology PBC, the Company issued 4,147,246 shares of Series A Preferred Stock for approximately $20.0 million (see Note 12 for additional information regarding the Sorrento Therapeutics, Inc. and Lung Biotechnology PBC license agreements). The initial carrying value of the Series A Preferred Stock was recorded at approximately $184.2 million, net of $0.8 million of share issuance costs.

On August 15, 2017, the Company acquired Anthrogenesis and as a part of the consideration transferred, issued 15,552,130 shares of Series X Preferred Stock at a price of $4.8225 per share valued at approximately $75.0 million. The initial carrying value of the Series X Preferred Stock was recorded at the par value as there were no share issuance costs identified. Pursuant to the terms of the Anthrogenesis Merger Agreement, the Company issued one CVR for each share of Series X Preferred Stock which provides the holder rights to receive contingent distributions. The CVR is inseparable from the related share, except upon an IPO or a sale of the Company each CVR shall become separated from the related share and may be sold, assigned, transferred, pledged, encumbered or disposed of by the holder.

On May 7, 2018, the Company issued and sold 12,960,082 shares of Series B Preferred Stock at a price of $5.7870 per share for gross proceeds of approximately $75.0 million to Dragasac Limited (“Dragasac”). The Company also issued and sold 466,562 shares of Series B Preferred Stock at a price of $5.7870 per share for gross proceeds of approximately $2.7 million to a group of individual investors. Aggregate share issuance costs of $0.2 million were recorded as a reduction in the carrying value of Series B Preferred Stock. The Company also issued a warrant to Dragasac to purchase a total of 21,600,137 shares of Series B Preferred Stock at an exercise price of $5.7870 per share (the “Dragasac Warrant”) to be exercised by Dragasac in three separate tranches. The Dragasac Warrant was subsequently amended to provide for a reduced exercise price of $5.6000 on 4,464,286 shares of Series B Preferred Stock and $5.2000 on 8,495,796 shares of Series B Preferred Stock (see Preferred Stock Warrants contained later herein for additional information). The Dragasac Warrant has been exercised in full and is no longer outstanding. The Dragasac Warrant was liability classified upon the date of issuance as these are warrants on redeemable Preferred Stock. On the date of issuance, the aggregate fair value of the warrants to purchase Series B Preferred Stock was approximately $2.7 million. Since the warrants are re-measured at fair value, the proceeds were allocated to the warrants based on their fair value and the residual was allocated to the Series B Preferred Stock. The initial carrying value of the Series B Preferred Stock was recorded at approximately $76.4 million, net of the share issuance costs and aggregate fair value of the warrants to purchase Series B Preferred Stock.

On October 5, 2018, the Company acquired CariCord and as a part of the consideration transferred, issued 820,799 shares of Series B Preferred Stock at a price of $5.7870 per share valued at approximately $4.7 million. The initial carrying value of the Series B Preferred Stock was recorded at the par value as there were no share issuance costs identified. As of December 31, 2018, 665,395 shares were issued and outstanding related to the acquisition of CariCord. The remaining 155,404 shares were issued and outstanding during the year ended December 31, 2019.

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance date of each class of Preferred Stock.

The Company classifies Preferred Stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity. Accordingly, the Company has classified all shares and classes of Preferred Stock as mezzanine equity on the accompanying consolidated balance sheets for the periods presented.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.     Equity (cont.)

Rights, Preferences and Privileges of the Preferred Stock

The holders of the Preferred Stock have the following rights and preferences except where noted:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

As long as there are at least 5.0 million shares of Series B Preferred Stock outstanding, the holders of Series B Preferred Stock, voting as a separate class, may elect one director of the Company. The remaining directors shall be elected by holders of common stock and Preferred Stock, voting together as a single class on an as converted basis.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $50.0 million of gross proceeds to the Company at a price of at least $7.2337 per share of common stock, subject to appropriate adjustment of any recapitalization (“Qualified IPO”), or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price per share is $4.8225 for Series A and X Preferred Stock (the “Series A and X Original Issue Price”) and $5.7870 for Series B Preferred Stock (the “Series B Original Issue Price”), each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. As of December 31, 2019 and 2018, the Conversion Price is equal to the Original Issue Price for each series of Preferred Stock. Accordingly, as of December 31, 2019 and 2018, each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends when, as and if declared by the board of directors. Dividends accrue on the Preferred Stock at a rate of 6% of the Original Issue Price per annum; however, such dividends are only payable when, as and if declared by the board of directors. Holders of the Preferred Stock shall be paid dividends prior and in preference to any dividends on common stock. As of December 31, 2019 and 2018, no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), each holder of the then-outstanding Preferred Stock will be entitled to receive the greater of (i) an amount equal to the Original Issue Price for each series of Preferred Stock plus any dividends declared but unpaid thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event at the conversion price. In the event that the assets available for distribution to stockholders are insufficient to pay Preferred Stock holders the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Preferred Stock in proportion to the respective amounts that would otherwise be payable in respect of such shares.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.     Equity (cont.)

After the payment of all preferential amounts to the holders of Preferred Stock, then, to the extent available, the remaining assets of the Company will be distributed among the holders of common stock, pro rata based on the number of shares held by each such holder.

Unless (i) the holders of Series B Preferred Stock will receive an amount less the Original Issue Price or (ii) the holders of majority of the then-outstanding Preferred Stock, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

The Company’s certificate of incorporation, as amended and restated, does not provide redemption rights to the holders of Preferred Stock.

Preferred Stock Warrants

On May 7, 2018, the Company granted Dragasac the Dragasac Warrant, which provided for the purchase of an aggregate of 21,600,137 shares of Series B Preferred Stock at an exercise price of $5.7870 per share. In February 2019, Dragasac exercised its rights under the Dragasac Warrant to purchase 8,640,055 shares of Series B Preferred Stock, at an exercise price of $5.7870 per share, for gross proceeds of approximately $50.0 million. On May 29, 2019, the Company amended and restated the Dragasac Warrant to provide for a reduced exercise price of $5.6000 for the remaining warrant shares in exchange for Dragasac agreeing to purchase 4,464,286 shares of Series B Preferred Stock on or before May 31, 2019. On May 31, 2019, Dragasac exercised its rights under the Dragasac Warrant to purchase 4,464,286 shares of Series B Preferred Stock at a price per share of $5.6000, for gross proceeds of approximately $25.0 million. On November 1, 2019, the Company again amended the Dragasac Warrant to provide for a reduced exercise price of $5.2000 for the remaining warrant shares in exchange for Dragasac agreeing to purchase 8,495,796 shares of Series B Preferred Stock on or before November 4, 2019. On November 4, 2019, Dragasac exercised its right to purchase the remaining 8,495,796 shares of Series B Preferred Stock, at a price per share of $5.2000, for gross proceeds of approximately $44.2 million. Following such exercise, the Dragasac Warrant is no longer outstanding and was exercised in full.

The Company classifies the Dragasac Warrant as a liability on its consolidated balance sheets because the warrants were freestanding financial instruments that may have required the Company to transfer assets upon exercise. The liability associated with each of these warrants was initially recorded at fair value upon the issuance date of each warrant and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. Changes in the fair value of each warrant comprising the Preferred Stock warrant liability will continue to be recognized until each respective warrant is exercised, expires or qualifies for equity classification.

As of December 31, 2018, the Company had outstanding warrants to purchase 21,600,137 shares of Series B Preferred Stock. As of December 31, 2019, the Company had no outstanding warrants.

The aggregate fair value of the Dragasac Warrant was approximately $2.7 million on the date of issuance and was recorded as a warrant liability and as a corresponding reduction in the carrying value of the Series B Preferred Stock. The Company remeasured the liability associated with the Dragasac Warrant as of December 31, 2018 and determined that the fair value of the warrant liability was $1.6 million. The Company recognized gains of $1.1 million within other income (expense), net in the consolidated statements of operations for the year ended December 31, 2018.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Stock-Based Compensation

Stock Options

The Company’s 2017 Equity Incentive Plan (the “2017 Plan”) provides for the Company to grant stock options to employees, directors and consultants of the Company.

The total number of stock options that may be issued under the 2017 Plan was 26,079,496 as of December 31, 2019. As of December 31, 2019, 7,662,299 shares remain available for future grant under the 2017 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2017 Plan.

The 2017 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years. Stock options granted to employees, officers, members of the board of directors and consultants typically vest over a three or four year period.

On June 2, 2017, the Company granted to directors and non-employees options to purchase 12,854,496 shares and 2,773,900 shares, respectively, of common stock. From the period of August through September 2017, certain non-employee consultants became employees of the Company. On February 20, 2018, the Company granted to employees and non-employees options to purchase 4,012,964 shares and 50,000 shares, respectively, of common stock. On September 19, 2018, the Company granted to employees and non-employees options to purchase 1,006,818 shares and 195,000 shares, respectively, of common stock. On December 3, 2018, the Company granted to employees and non-employees options to purchase 1,944,968 shares and 50,000 shares, respectively, of common stock. On May 16, 2019, the Company granted to employees options to purchase 128,909 shares of common stock.

Stock Option Valuation

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,
	2019	2018
Risk-free interest rate	2.2%	2.8%
Expected term (in years)	6.0	5.7
Expected volatility	64.0%	53.5%
Expected dividend yield	0%	0%

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to non-employee consultants:

	Year Ended December 31,
	2019	2018
Risk-free interest rate	2.6%	3.0%
Expected term (in years)	8.5	10.0
Expected volatility	53.9%	55.8%
Expected dividend yield	0%	0%

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Stock-Based Compensation (cont.)

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2017 (in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding as of December 31, 2017	15,628,396	$0.21	9.42	$31,101
Granted	7,259,750	2.54
Exercised	(124,699)	0.21
Forfeited	(1,659,254)	0.69
Outstanding as of December 31, 2018	21,104,193	$0.97	8.74	$42,316
Granted	128,909	2.98
Exercised	(137,044)	0.56
Forfeited	(2,940,604)	2.50
Outstanding as of December 31, 2019	18,155,454	$0.75	7.60	$40,572

Vested and expected to vest as of December 31, 2019	18,155,454	$0.75	7.60	$40,572
Vested and expected to vest as of December 31, 2018	21,104,193	$0.97	8.74	$42,316

Options exercisable as of December 31, 2019	14,314,465	$0.85	7.73	$30,447
Options exercisable as of December 31, 2018	8,625,465	$0.66	8.62	$19,975

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

During the years ended December 31, 2019 and 2018, the aggregate intrinsic value was $0.3 million for the stock options exercised.

The weighted average grant-date fair value per share of stock options granted to employees during the years ended December 31, 2019 and 2018 was $1.77 and $1.30, respectively. During the year ended December 31, 2019, there were no stock options granted to non-employees. The weighted average grant-date fair value per share of stock options granted to non-employees during the year ended December 31, 2018 was $1.93.

The total fair value of options vested during the years ended December 31, 2019 and 2018 was $43.4 million and $26.1 million, respectively.

Stock-Based Compensation Expense

The company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations (in thousands):

	Year Ended December 31,
	2019	2018
Cost of goods sold	$29	$30
Research and development	670	779
Selling, general and administrative	2,969	3,692
	$3,668	$4,501

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Stock-Based Compensation (cont.)

For the years ended December 31, 2019 and 2018, total unrecognized compensation expense related to unvested employee, director and non-employee consultants stock options was $2.9 million and $8.9 million, respectively, which are expected to be recognized over weighted average periods of 1.50 years and 2.25 years, respectively.

12.     License and Distribution Agreements

Sorrento Therapeutics, Inc. License and Transfer Agreement

On June 12, 2017, the Company entered into a Contribution Agreement with TNK Therapeutics, Inc. and Sorrento Therapeutics, Inc. (collectively, “Sorrento”), pursuant to which the Company was granted an exclusive license to certain materials, patents and intellectual property including related to CD38 CAR-T to develop and commercialize products for the treatment of any disease or disorder as memorialized in a subsequent License and Transfer Agreement executed by and between the Company and Sorrento on August 15, 2017. See Note 10 for information regarding the shares issued to Sorrento in connection with this transaction.

The Company concluded based on the stage of development of the assets, the lack of acquired employees and manufacturing, as well as the lack of certain other inputs and processes, that the transaction did not qualify as a business. The Company recorded the $115.0 million fair value of the shares issued as research and development expense in the consolidated statement of operations for the year ended December 31, 2017 because the acquired technology represented in-process research and development and had no alternative future use.

On September 26, 2017, the Company and Sorrento entered into a Joint Program Agreement directed at the development, co-marketing, and co-promotion of the Sorrento IP in multiple myeloma. Under the terms of the Joint Program Agreement, the Company is responsible for all development and pre-clinical and clinical testing of the licensed products and Sorrento agreed to allocate staff, facilities and equipment to support the Company’s work. As full consideration for the services, facilities and equipment provided by Sorrento, the Company paid Sorrento $5.0 million for the development portion of the agreement.

The License and Transfer Agreement with Sorrento was subsequently amended in March 2018 and December 2019 and terminated for mutual convenience in January 2020. On August 26, 2020, the Company and Sorrento entered into a binding term sheet for the exclusive worldwide license to CD19 CAR-T constructs for use in placenta-derived cells for the treatment of any disease or disorder (the “2020 Sorrento Term Sheet”). The 2020 Sorrento Term Sheet outlined various provisions to be incorporated and further negotiated in contemplation of a final license and supply agreement.

On September 30, 2020, the Company and Sorrento entered into a new License and Transfer Agreement for the exclusive worldwide license to CD19 CAR-T constructs for use in placenta-derived cells and/or cord blood-derived cells for the treatment of any disease or disorder (the “2020 Sorrento License Agreement”). Celularity retains the right to sublicense the rights granted under the agreement with Sorrento’s prior written consent. As consideration for the license, the Company is obligated to pay Sorrento a royalty equal to low single-digit percentage of net sales (as defined within the agreement) in perpetuity and a royalty equal to low double-digit percentage of all sublicensing revenues (as defined within the agreement). The 2020 Sorrento License Agreement will remain in effect until terminated by either the Company or Sorrento for uncured material breach upon 90 days written notice or, after the first anniversary of the effective date of the Sorrento Agreement, by the Company for convenience upon six months’ written notice to Sorrento.

The Company and Sorrento are actively negotiating a new supply agreement related to the 2020 Sorrento License Agreement. The 2020 Sorrento Term Sheet details certain aspects of this supply agreement, including (i) pricing terms based on material and/or licensed product supplied under the 2020 Sorrento License Agreement and (ii) incentive payments depending on delivery of preclinical and clinical vectors by certain dates.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.     License and Distribution Agreements (cont.)

Lung Biotechnology PBC License Agreement

On June 30, 2017, the Company entered into a license agreement with Lung Biotechnology PBC (“LB”), a wholly owned subsidiary of United Therapeutics Corporation (the “LB Agreement”), whereupon the Company granted to LB an exclusive, worldwide sublicensable license of certain intellectual property to develop and commercialize products in the fields of thoracic and abdominal organ transplantation and pulmonary diseases (the “LB Licensed IP”). Pursuant to the LB Agreement the Company agreed to supply LB with placental-derived stem cells for use in the development and commercialization of products.

LB is obligated to use diligent and reasonable efforts to develop and obtain regulatory approval to market at least one product. If LB has not committed diligent and reasonable efforts to develop and market at least one product for a period of at least two years, the Company has the option to terminate the rights and licenses to the Licensed IP. The LB Agreement will remain in effect until the expiration, lapse, cancellation, abandonment or invalidation of the last valid patent claim covering the licensed products. LB may terminate the LB Agreement at any time upon at least 60 days’ written notice.

In consideration for the rights to the Licensed IP and LB’s participation in Celularity Series A financing, LB agreed to make aggregate milestone payments to the Company aggregating up to $60.0 million upon the achievement of specified clinical and regulatory milestones with respect to each licensed product. LB is also obligated to pay royalties of a mid-single-digit percentage of net sales of each licensed product based on LB’s and any of its affiliates and sublicensees, net sales of licensed products. The royalties are payable on a product-by-product and country-by-country basis. LB’s obligation to make royalty payments extends with respect to a licensed product in a country until the expiration of the last-to-expire patent or patent application licensed from the Company covering the licensed product in the country. See Note 10 for information regarding the shares issued to LB in connection with this transaction.

The Company concluded based on the stage of development of the assets, the lack of acquired employees and manufacturing, as well as the lack of certain other inputs and processes, that the transaction did not qualify as a business. The Company recorded the $20.0 million fair value of the shares issued as research and development expense in the consolidated statement of operations for the year ended December 31, 2017 because the acquired technology represented in-process research and development and had no alternative future use.

On April 3, 2020, the Company and LB agreed to expand their strategic collaborative license agreement to include treatment of COVID-19 and Acute Respiratory Distress Syndrome (“ARDS”). Under the amended collaborative agreement, the Company will seek regulatory approval for CYNK-001 in the treatment of COVID-19, and LB will seek regulatory approval for CYNK-001 in the treatment of ARDS. LB has global rights under the amended collaborative agreement to commercialize CYNK-001 in the treatment of COVID-19 and ARDS. The collaboration will be governed by a joint steering committee to oversee development and commercialization activities. LB will provide financial support as is needed and requested by Celularity, subject to a maximum of $75,000 per enrolled patient in the related clinical studies.

Celgene Corporation License Agreement

In connection with the Anthrogenesis acquisition, on August 20, 2017, the Company entered into a license agreement with Celgene (the “Celgene Agreement”) pursuant to which the Company granted Celgene two separate licenses to certain intellectual property owned or controlled by Anthrogenesis as of the date of the Company’s acquisition of Anthrogenesis (the “Anthrogenesis IP”). The Celgene Agreement grants Celgene a royalty-free, fully-paid up, worldwide, non-exclusive license to the Anthrogenesis IP for pre-clinical research purposes in all fields and a royalty-free, fully-paid up, worldwide license, with the right to grant sublicenses, to the Anthrogenesis IP for the development, manufacture, commercialization and exploitation of products in the field of the construction of any CAR, the modification of any T-lymphocyte or NK cell to express such a CAR, and/or the use of such CARs or T-lymphocytes or NK cells for any purpose, including prophylactic, diagnostic, and/or therapeutic uses thereof.

The Celgene Agreement will remain in effect until its termination by either party for cause.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.     License and Distribution Agreements (cont.)

Genting Innovation Pte Ltd Distribution Agreement

On May 4, 2018, concurrently with Dragasac’s equity investment in the Series B Preferred Stock, the Company entered into a distribution agreement with Genting Innovation Pte Ltd (“Genting”) pursuant to which Genting was granted supply and distribution rights to certain Company products in select Asia markets (the “Genting Agreement”). The Genting Agreement grants Genting limited distribution rights to the Company’s then-current portfolio of degenerative disease products and provides for the automatic rights to future products developed by or on behalf of the Company.

The term of the Genting Agreement was renewed on January 31, 2020, and automatically renews for successive 12-month terms unless Genting provides written notice of its intention not to renew at least three months prior to a renewal term or otherwise terminated by either party for cause.

Genting and Dragasac are both subsidiaries of Genting Berhad, a public limited liability company incorporated and domiciled in Malaysia.

13.     Income Taxes

All of the Company’s income is derived from operations in the United States.

A summary of the Company’s current and deferred U.S. tax provision is as follows (in thousands):

	Year Ended December 31,
	2019	2018
Current income tax provision:
State	$26	$32
Total current income tax provision	26	32

Deferred income tax benefit:
Federal	(40,691)	(17,612)
State	(15,448)	(3,722)
Total deferred income tax benefit	(56,139)	(21,334)
Total provision for income taxes	$(56,113)	$(21,302)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2019	2018
Federal statutory income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	4.9	10.8
Research and development tax credits	1.0	3.7
Acquired in-process research and development	0.0	0.0
Interest accretion expense	(5.7)	26.5
Other permanent differences	(0.3)	(6.7)
Imputed interest on contingent payments	0.0	6.1
Effective income tax rate	20.9%	61.4%

The primary driver of the annual rate reconciliation is the permanent portion of interest accretion expense. These fair market value adjustments vary considerably from year to year.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     Income Taxes (cont.)

Net deferred tax liabilities as of years ended December 31, 2019 and 2018 consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$39,188	$21,797
Research and development tax credit carryforwards	4,702	2,704
Stock-based compensation expense	535	823
Startup costs	785	879
Intangible assets	5,059	4,928
Deferred revenue	779	867
Unicap	6	6
Imputed interest on contingent payments	3,705	2,816
Legal fee capitalization and amortization	1,107	179
Other	342	788
Total deferred tax assets	56,208	35,787
Deferred tax liabilities
In-process research and development	(60,933)	(94,668)
Depreciation – property & equipment	—	(13)
HLI acquired intangibles	—	(1,969)
Total deferred tax liabilities	(60,933)	(96,650)
Net deferred tax liabilities	$(4,725)	$(60,863)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Unrecognized Tax Benefits
Balance at December 31, 2017	$312
Increase related to prior year tax positions	—
Increase related to current year tax positions	232
Decrease for settlements	—
Reduction for lapse of applicable statute of limitations	—
Balance at December 31, 2018	544
Increase related to prior year tax positions	—
Increase related to current year tax positions	242
Decrease for settlements	—
Reduction for lapse of applicable statute of limitations	—
Balance at December 31, 2019	$786

As of the year ended December 31, 2019, the Company had U.S. federal and state net operating loss carryforwards of $152.3 million and $7.2 million, respectively, which may be available to offset future taxable income and begin to expire in 2023. As of year ended December 31, 2019, the Company also had U.S. federal and state research and development tax credit carryforwards of $3.4 million and $2.3 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2032.

As of the year ended December 31, 2019, the Company’s deferred tax liability consists primarily of IPR&D in the amount of $69.9 million and $94.7 million, respectively. These amounts can be used as a source of income to support deferred tax assets.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     Income Taxes (cont.)

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. A corporation that experiences an ownership change is subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate subject to additional adjustments, as required. The Company experienced an ownership change on August 15, 2017. The annual limitation from the ownership change is not expected to result in the expiration of net operating losses or research and development credits before utilization.

The realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income in future years. ASC 740-10, Income Taxes, requires a valuation allowance to be applied against deferred tax assets when it is considered “more likely than not” that some or all of the gross deferred tax asset will not be realized. The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance.

In 2019, the Company determined its’ year ended December 31, 2018 income tax provision contained errors that resulted in a net $1.9 million overstatement of the Company’s deferred income tax liabilities, and a corresponding $1.9 million understatement to its deferred income tax benefit. An impairment charge related to the Company’s decision to cease funding the development of the ECM and UCM programs was improperly treated as a permanent addback, resulting in an overstatement of $2.2 million in deferred income tax liabilities and a corresponding $2.2 million understatement in the reported deferred income tax benefit. This error was partially offset by the Company’s improper treatment of certain non-qualified stock option activity as a permanent difference, resulting in an understatement of $0.3 million to deferred income tax liabilities and a corresponding overstatement of $0.3 million in the reported deferred income tax benefit. These errors were deemed not material to the financial statements for the period ended December 31, 2018 and, therefore, prior period figures were not adjusted. The Company corrected these errors in the period ended December 31, 2019, which resulted in a $1.9 million reduction to the deferred income tax liabilities and a $1.9 million increase to the deferred income tax benefit.

At December 31, 2019, based upon the weight of available evidence, including the reversal of deferred tax liabilities, the Company concluded that it is more likely than not that the benefits of the federal and state deferred tax assets will be realized. Accordingly, the Company does not have any valuation allowance against its federal and state gross deferred tax assets.

The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.

As of December 31, 2019 and 2018, the Company had gross unrecognized tax benefits of $0.8 million and $0.5 million, respectively. The Company does not expect that there will be a significant change in the unrecognized tax benefits over the next 12 months. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2019 and 2018, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s consolidated statements of operations and comprehensive loss. The Company files income tax returns in the U.S. and numerous states, as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2016 to the present; however, carryforward attributes that were acquired may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.     Segment Reporting

The Company regularly reviews its segments and the approach used by management to evaluate performance and allocate resources. Prior to the third quarter of 2020, the Company managed operations as one segment. Beginning in the third quarter of 2020, the Company began to manage its operations through an evaluation of three distinct business segments: Cell Therapy, Degenerative Disease, and BioBanking. This change was prompted by certain organizational and personnel changes. The chief operating decision maker uses the revenues and earnings of the operating segments, among other factors, for performance evaluation and resource allocation among these segments.

Management has revised prior-period information (revenue and segment contribution) to conform to the current management evaluation, as operations were not evaluated under this format until the third quarter of 2020.

The reportable segments were determined based on the distinct nature of the activities performed by each segment. Cell Therapy broadly refers to therapies the Company is researching and developing. Therapies being researched are unproven and in various phases of development. Degenerative Disease produces, sells and licenses products used in surgical and wound care markets. Biobanking collects stem cells from umbilical cords and placentas and provides storage of such cells on behalf of individuals for future use.

The Company manages its assets on a total company basis, not by operating segment. Therefore, the chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, asset information is not reported by operating segment. Total assets were $521,495 and $563,156 as of December 31, 2019 and December 31, 2018, respectively.

Financial information by segment is as follows:

	Year Ended December 31, 2019
	Cell Therapy	BioBanking	Degenerative Disease	Other			Total
Net sales	$—	$5,790	$15,357	$—			$21,147
Gross profit	—	3,815	11,008	—			14,823
Direct expenses	45,789	2,582	17,081	22,390			87,842
Segment contribution	(45,789)	1,233	(6,073)	(22,390)			(73,019)

Indirect expenses				191,110	(a	)	$191,110
Loss from operations							(264,129)

(a) Components of other
Change in fair value of contingent consideration liability				68,867
Impairment of acquired intangible assets				118,100
Amortization				4,143
Total other				$191,110

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.     Segment Reporting (cont.)

	Year Ended December 31, 2018
	Cell Therapy	BioBanking	Degenerative Disease	Other			Total
Net sales	$—	$5,880	$11,674	$—			$17,554
Gross profit	—	3,051	7,948	—			10,999
Direct expenses	29,014	1,284	12,356	36,384			79,038
Segment contribution	29,014	1,767	(4,408)	(36,384)			(68,039)

Indirect expenses				(31,604)	(a	)	$(31,604)
Loss from operations							(36,435)

(a) Components of other
Change in fair value of contingent consideration liability				(43,153)
Impairment of acquired intangible assets				8,550
Amortization				2,999
Total other				$(31,604)

15.     Commitments and Contingencies

Lease Agreements

On September 10, 2019, the Company extended the operating lease for the office and laboratory space in Cedar Knolls, New Jersey on a month-to-month basis. Beginning November 1, 2019, the Company began paying the landlord the base annual rent and all additional rent at a 2% increase, pro-rated monthly for each month the Company remains in possession of the premises. Monthly lease payments of $0.04 million due under the lease include base rent and ancillary charges.

In September 2017, the Company entered into an operating lease for office space in Warren, New Jersey, which expires in 2022. In connection with entering into this lease agreement, the Company issued a letter of credit of $0.5 million, which is classified as restricted cash (non-current) on the consolidated balance sheets as of December 31, 2019 and 2018.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid (see Note 2). Rent expense was $1.8 million and $1.9 million for the years ended December 31, 2019 and 2018, respectively.

The following table summarizes the future minimum payments due under operating leases as of December 31, 2019 (in thousands):

Year Ending December 31,	Minimum Lease Payments
2020	$1,495
2021	1,489
2022	1,395
2023	60
2024	—
Thereafter	—
Total	$4,439

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Commitments and Contingencies (cont.)

Failed sale-leaseback, build-to-suit lease

On March 13, 2019, the Company entered into a lease agreement for a 147,215 square foot facility consisting of office, manufacturing and laboratory space in Florham Park, New Jersey, which expires in 2036. The Company has the option to renew the term of the lease for two (2) additional five year terms so long as the lease is then in full force and effect. The lease term commenced in March 2020 subject to an abatement of the fixed rent for the first 13 months following the lease commencement date. The initial annual base rent is approximately $2.7 million and will increase annually. The Company is obligated to pay real estate taxes and costs related to the premises, including costs of operations, maintenance, repair, replacement and management of the new leased premises. In connection with entering into this lease agreement, the Company issued a letter of credit of approximately $14.8 million, which is classified as restricted cash (non-current) on the consolidated balance sheet as of December 31, 2019. The lease agreement allows for a landlord provided tenant improvement allowance of approximately $14.7 million to be applied to the costs of the construction of the leasehold improvements.

The Company is not the legal owner of the leased space. However, in accordance with ASC 840, Leases, the Company is deemed to be the owner of the leased space, including the building shell, during the construction period because of the Company’s expected level of direct financial and operational involvement in the substantial tenant improvement required. The lease arrangement does not meet all the criteria for sales-lease back accounting due to the continuing involvement of the Company in the property and therefore is accounted for as a failed sale-leaseback financing obligation. As a result, as of December 31, 2019, the Company capitalized the fair value of the building shell, the tenant improvement allowance, and ground rent expense, approximately $28.1 million, as construction-in-progress within property and equipment, net and recorded a corresponding build-to-suit facility lease financing obligation. As of December 31, 2019, the lease financing obligation of $28.1 million was classified as a long-term capital lease liability on its consolidated balance sheet.

Additionally, construction costs incurred as part of the build-out and tenant improvements are also capitalized as construction-in-progress within property and equipment, net. As of December 31, 2019, cost of approximately $33.3 million have been capitalized related to both equipment purchases and the build-out of the facility. Once these costs are no longer considered construction-in-progress they will be moved to the respective asset category within property and equipment and will begin depreciating.

As of December 31, 2019, minimum commitments under this lease are as follows (in thousands):

Year Ending December 31,	Minimum Lease Payments
2020	$—
2021	2,070
2022	2,822
2023	2,895
2024	2,969
Thereafter	79,689
Total	$90,445

Contingent Consideration Related to Business Combinations

In connection with the Company’s acquisition of HLI CT, Anthrogenesis and CariCord, the Company has agreed to pay future consideration to the sellers upon the achievement of certain regulatory and commercial milestones. As a result, as of December 31, 2019, the Company has recorded $328.9 million as contingent consideration. Due to the contingent nature of these milestone and royalty payments, the Company cannot predict the amount or timing of such payments. See Note 4, “Acquisitions”, for more information on the acquisitions and related milestone and royalty payments.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Commitments and Contingencies (cont.)

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not currently aware of any indemnification claims and has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2019 and 2018.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

16.     Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the years ended December 31, 2019 and 2018, the Company contributed $0.8 million and $0.5 million, respectively, to the plan.

17.     Related Party Transactions

Celgene Transition Services Agreement

In connection with the Anthrogenesis acquisition, the Company and Celgene entered into a transition services agreement (the “Celgene Transition Agreement”) pursuant to which Celgene provided certain transition services, such as information technology, finance, legal, facilities-related and regulatory, for one year following the acquisition of Anthrogenesis. During the year ended December 31, 2018, the Company recorded general and administrative expenses of $6.8 million and paid $10.1 million cumulatively, for the services provided under the Celgene Transition Agreement, which expired in August 2018.

Sorrento Therapeutics, Inc.

Dr. Robin Smith, Jaisim Shah and Henry Ji, Ph.D., current members of the Company’s board of directors, along with David Lemus, a former member of the Company’s board of directors, are affiliated with Sorrento. See Note 10 “Equity” and Note 12 “License and Distribution Agreements” for other related party transactions with Sorrento.

Consulting Agreement with Dr. Andrew Pecora

On September 1, 2017, the Company entered into a scientific and clinical advisor agreement (the “SAB Agreement”) with Dr. Andrew Pecora, a member of the Company’s board of directors, which was superseded by a new SAB Agreement on February 1, 2019. Pursuant to the SAB Agreements, the Company paid Mr. Pecora $0.2 million and $0.1 million, respectively, in each of the years ended December 31, 2019 and 2018.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.     Related Party Transactions (cont.)

Consulting Agreements with Mr. David Lemus

On March 4, 2019, the Company entered into a consulting agreement with LEMAX LLC (“LEMAX”), owned by Mr. David Lemus, a former member of the Company’s board of directors, for the provision of consulting and advisory services (the “LEMAX Consulting Agreement”). Pursuant to the LEMAX Consulting Agreement, the Company paid LEMAX $0.1 million during the year ended December 31, 2019. The LEMAX Consulting Agreement terminated in May 2019.

On May 31, 2019, the Company entered into an employment relationship with Mr. Lemus pursuant to which he served as Chief Financial Officer. On November 22, 2019, the Company and Mr. Lemus entered into a separation agreement and release, effective as of December 31, 2019. The entry into the separation agreement effectively terminated the employment relationship.

CURA Foundation

During the years ended December 31, 2019 and 2018, the Company made contributions of $0.1 million and $0.5 million, respectively, to the CURA Foundation in support of the International Vatican. Dr. Robin L. Smith, who joined the Company’s Board of Directors in August 2019, is the president and chairperson of the board of the CURA Foundation.

Employment of an Immediate Family Member

Alexandra Hariri, the daughter of Robert J. Hariri, M.D., Ph.D., Celularity’s Chairman and Executive Officer, is employed by Celularity as an Executive Director, Corporate Strategy & Business Development. For the year ended December 31, 2018, Ms. Hariri earned $86 thousand in base salary, $11 thousand in bonus and an equity award which was in line with similar roles at Celularity. Ms. Hariri transitioned to part-time in late 2018, and her base salary for each of the years ended December 31, 2019 and 2020 was $38 thousand per year. In 2021, Ms. Hariri transitioned back to full-time and her base salary is $210 thousand. Ms. Hariri has received and continues to be eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

Matthew Pecora, the son of Andrew Pecora, M.D., a current member of the Celularity Board, Celularity’s President of Medical Affairs and member of Celularity’s Scientific and Clinical Advisory Board, is employed by Celularity as Manager, Clinical Supply Chain. For the years ended December 31, 2018, 2019 and 2020, Mr. Pecora earned $7 thousand, $90 thousand and $104 thousand, respectively, in base salary and bonus and he earned equity awards which were in line with similar roles at Celularity. For the year ended December 31, 2021, Mr. Pecora’s base salary is $121 thousand. Mr. Pecora has received and continues to be eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

18.     Subsequent Events

For its consolidated financial statements as of December 31, 2019 and for the year then ended, the Company evaluated subsequent events through January 25, 2021, the date on which those financial statements were issued.

Issuance of Warrants to Purchase Series B Preferred Stock

On January 9, 2020, the Company issued a warrant for the purchase of an aggregate of 8,495,796 shares of Series B Preferred Stock to Dragasac. The exercise price per share at which the warrant will be exercised shall be the lesser of $5.20 per share or 80% of either (i) the value attributed to one share of Series B Preferred Stock upon a consummation of a change of control or the closing of a strategic transaction or (ii) the price at which one (1) share of the common stock is sold to the public in an IPO. As amended on March 16, 2020, the warrant is exercisable on the first to occur of (a) March 16, 2025, (b) the consummation of the Company’s IPO, (c) the consummation of a change of control and (d) the closing of a strategic transaction pursuant to which the Company’s stockholders exchange their existing shares of capital stock in the Company for shares in a company whose shares are listed on a national stock exchange.

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.     Subsequent Events (cont.)

Issuance of Series B Preferred Stock and Warrants

On March 16, 2020, the Company entered into a Series B Preferred Stock Purchase Agreement (the “Purchase Agreement”) with certain institutional investors and certain individual investors (collectively “Investors”). Pursuant to the terms of the Purchase Agreement, the Company sold and issued to the Investors an aggregate of 17,720,750 shares of Series B Preferred Stock and warrants to purchase up to an aggregate of 17,280,109 shares of Series B Preferred Stock for an aggregate purchase price of approximately $102.6 million. The warrants are exercisable at a price of $5.787 per share on the first to occur of (a) the 60-month anniversary of the date of issuance of the warrants, (b) the consummation of the Company’s IPO and (c) the consummation of a change of control. The Company have concluded that the March 16, 2020 Series B Preferred Stock issuance is not probable of being redeemable and therefore it is not accreted for the difference between the initial net carrying value and its redemption value.

In connection with the offering, on March 16, 2020, the Company filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate authorizing the Company to issue 202,500,000 shares of $0.0001 par value common stock and 151,609,741 shares of $0.0001 par value preferred stock.

Sale of New Jersey Net Operating Losses

The Company has participated in the State of New Jersey’s Technology Business Tax Certificate Transfer Program (the “Program”) sponsored by The New Jersey Economic Development Authority. The Program enables approved biotechnology companies with unused net operating losses (“NOLs”) and unused research and development credits to sell these benefits for at least 80% of the value of the tax benefits to unaffiliated, profitable corporate taxpayers in the State of New Jersey. The Program is administered by The New Jersey Economic Development Authority and the New Jersey Department of the Treasury’s Division of Taxation. In April 2020, the Company completed the sale of NOLs and unused research and development credits resulting in cash proceeds totaling approximately $3.8 million, net of commissions.

COVID-19

On January 30, 2020, the spread of novel coronavirus (“COVID-19”) was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”). Subsequently, on March 11, 2020, WHO characterized the COVID-19 outbreak as a pandemic.

The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, and its impact on potential customers, employees, and vendors, all of which cannot be reasonably predicted at this time. Should this emerging macro-economic risk continue for an extended period, there could be an adverse material impact to the Company’s financial condition, operating results, and timing and amounts of cash flows.

Expanded Strategic Collaboration with LB

On April 3, 2020, the Company and LB agreed to expand their strategic collaborative license agreement, pursuant to the existing license rights discussed in Note 12, to include the treatment of COVID-19 and Acute Respiratory Distress Syndrome (“ARDS”). Under the amended collaborative agreement, the Company will seek regulatory approval for CYNK-001 in the treatment of COVID-19, and LB will seek regulatory approval for CYNK-001 in the treatment of ARDS. LB has global rights under the amended collaborative agreement to commercialize CYNK-001 in the treatment of COVID-19 and ARDS. The collaboration will be governed by a Joint Steering Committee to oversee development and commercialization activities.

Sale of UltraMIST®

On August 6, 2020, the Company executed an asset purchase agreement (the “Agreement”) to sell certain assets comprising its MIST®/UltraMIST® business to Sanuwave Health, Inc. (“Sanuwave”) for total consideration of

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.     Subsequent Events (cont.)

$24.5 million (the “Sanuwave Transaction”), of which $20.0 million was paid at or prior to closing. The remaining $4.5 million of the purchase price was financed through a convertible promissory note due on or before August 6, 2021. The convertible promissory note can be converted into common shares of Sanuwave stock at the election of the Company any time on or after January 1, 2021. As part of the Sanuwave Transaction, the Company will provide and be compensated for certain transition services to Sanuwave for six months following the closing date.

As part of the Agreement, the Company entered into a five-year licensing arrangement with Sanuwave that includes the following: (i) an exclusive Biovance license for distribution in the wound care market worldwide, except for certain Asian jurisdictions and (ii) a non-exclusive license for the distribution and commercialization of Interfyl in the wound care market market worldwide, except for certain Asian jurisdictions. Under the licensing agreement, the Company will receive a fixed percentage of each product sale, subject to defined minimum sales thresholds.

Amendment to the CariCord Merger Agreement

On June 24, 2020, the Company entered into the Second Amendment to the Agreement and Plan of Merger of CariCord, which amended certain provisions and defined terms of the agreement. Specifically, the amendment: (i) changed the counterparty of the Tissue Procurement Agreement from ClinImmune Labs to CTH Biosourcing, LLC (“CTH”), (ii) extended the maximum term for collection of CDPs by approximately four years, to July 31, 2025, and (iii) revised certain qualifications of the contingent consideration award resulting from an IPO or liquidation event, including in the event the Company conducts an IPO or enters into a liquidation event and the Tissue Procurement Agreement is in effect at the time of such event, then the aggregate Contingent Stock Consideration shall be 1,451,554 shares of common stock and a maximum Contingent Cash Consideration of $0.1 million regardless of the Cumulative CDP collections.

Impairment of PDA-001

During the third quarter of 2020, the Company experienced a triggering event as it discontinued development of PDA-001 for an indefinite period of time and opted to pursue an alternative clinical program. The Company determined PDA-001 did not have future cash flows as the Company did not intend to further develop and commercialize the asset. The triggering event required the Company to perform a quantitative impairment test as of September 30, 2020. As a result of this impairment test, the Company recorded a $129,400 impairment charge to write-off the entire IPR&D intangible asset related to PDA-001.

Entrance into a Merger Agreement with GX Acquisition Corp.

On January 8, 2021, the Company entered into a merger agreement with GX Acquisition Corp. (“GX”), a special purpose acquisition company. Pursuant to the Merger Agreement, a subsidiary of GX will merge with and into Celularity (“First Merger”), with Celularity surviving the First Merger as a wholly owned subsidiary of GX. Immediately following the First Merger, and as part of the same overall transaction as the First Merger, the surviving company will be merged with and into another subsidiary, Second Merger Sub, (“Second Merger” and, together with the First Merger, the “Mergers”) with Second Merger Sub being the surviving entity of the Second Merger to affect the Business Combination. The surviving company will be renamed Celularity Inc. The Mergers are subject to approval by stockholders of each company, among other customary terms and conditions.

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors appointment by Celulartiy, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements

CELULARITY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.     Subsequent Events (cont.)

of the Combined Entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

Amendment to the Dragasac Warrant

On January 8, 2021, the Company entered into a warrant amendment agreement (“Amendment No. 2”) to amend the warrant issued to Dragasac on January 9, 2020, as amended on March 16, 2020 (“Amendment No. 1”). The original January 9, 2020 warrant agreement provided for the purchase of an aggregate of 8,495,796 shares of the Company’s Series B Preferred Stock at an exercise price per share equal to the lesser of $5.20 per share or 80% of either (i) the value attributed to one share of Series B Preferred Stock upon a consummation of a change of control or the closing of a strategic transaction or (ii) the price at which one share of the common stock is sold to the public in an IPO. Amendment No. 1, provided that the warrants are exercisable on the first to occur of (a) March 16, 2025, (b) the consummation of the Company’s IPO, (c) the consummation of a change of control and (d) the closing of a strategic transaction pursuant to which the Company’s stockholders exchange their existing shares of capital stock in the Company for shares in a company whose shares are listed on a national stock exchange. Amendment No. 2 added a cashless exercise provision and eliminated the provision that would have provided for expiration of the warrant upon consummation of the Business Combination. Any portion of the warrant that is unexercised prior to consummation of the Business Combination will convert into warrants to purchase shares of GX Class A Common Stock, with the exercise price and number of shares adjusted as per the Exchange Ratio and the terms of the Merger Agreement.

Amendment to the Starr Warrant

On January 8, 2021, the Company entered into a warrant amendment agreement to amend the warrant issued to Starr International Investments, Ltd. (“Starr International”) on March 16, 2020 (the “Starr Warrant”). The Starr Warrant provides for the purchase of an aggregate of 8,640,055 shares of the Company’s Series B Preferred Stock at an exercise price per share equal to $5.787 per share. Celularity and Starr International amended the Starr Warrant to add cashless exercise provisions following the consummation of the Business Combination. Any portion of the Starr Warrant that is unexercised prior to the consummation of the Business Combination will convert into a warrant to purchase shares of GX Class A Common Stock, with the exercise price and number of shares adjusted as per the Exchange Ratio and the terms of the Merger Agreement.

CELULARITY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$80,831	$28,128
Accounts receivable, net of allowance of $1,359 and $806 as of September 30, 2020 and December 31, 2019, respectively	609	3,078
Note receivable	4,578	—
Inventory	1,554	3,232
Prepaid expenses and other current assets	7,551	2,368
Total current assets	95,123	36,806
Property and equipment, net	86,334	66,387
Goodwill	123,304	127,068
Intangible assets, net	125,931	271,469
Restricted cash	15,202	15,379
Inventory, net of current portion	4,452	4,009
Other long-term assets	527	377
Total assets	$450,873	$521,495

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$8,749	$3,691
Accrued expenses and other current liabilities	12,183	14,389
Deferred revenue	5,029	2,555
Total current liabilities	25,961	20,635
Deferred revenue, net of current portion	8,640	1,278
Acquisition-related contingent consideration	302,797	328,933
Financing obligations	29,918	28,062
Warrant liabilities	70,019	—
Deferred income tax liabilities	87	4,725
Total liabilities	437,422	383,633

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock
Series A preferred stock, $0.0001 par value, 38,361,917 shares authorized, issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	184,247	184,247
Series B preferred stock, $0.0001 par value, 97,695,694 and 44,064,281 shares authorized as of September 30, 2020 and December 31, 2019, respectively, 53,568,330 and 35,847,580 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively.	290,616	206,035
Series X preferred stock, $0.0001 par value, 15,552,130 shares authorized, issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	75,000	75,000
Stockholders’ deficit
Common Stock, $0.0001 par value, 202,500,000 and 150,000,000 shares authorized as of September 30, 2020 and December 31, 2019, respectively, 24,078,728 and 23,967,250 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	1	1
Treasury stock, at cost, 118,183 and 18,183 shares as of September 30, 2020 and December 31, 2019, respectively	(256)	—
Additional paid-in capital	31,316	27,909
Accumulated deficit	(567,473)	(355,330)
Total stockholders’ deficit	(536,412)	(327,420)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$450,873	$521,495

The accompanying notes are an integral part of these condensed consolidated financial statements

CELULARITY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2020	2019
Net revenues
Product sales and rentals	$6,331	$11,616
Services	4,213	4,380
License, royalty and other	491	—
Total revenues	11,035	15,996
Operating expenses
Cost of revenues (excluding amortization of acquired intangible assets)
Product sales and rentals	1,921	3,347
Services	1,768	1,563
Licenses, royalties and other	73	—
Research and development	38,783	33,301
Selling, general and administrative	25,363	31,824
Change in fair value of contingent consideration liability	(26,136)	56,524
Amortization of acquired intangible assets	2,843	3,101
Impairment of acquired intangible assets	129,400	118,100
Total operating expenses	174,015	247,760
Loss from operations	(162,980)	(231,764)
Other (expense) income:
Interest income	236	497
Interest expense	(1,630)	—
Loss on the sale of business	(4,434)	—
Expense related to warrant liabilities	(52,065)	(1,125)
Other income (expense), net	4,099	(341)
Total other (expense) income	(53,794)	(969)
Net loss before income taxes	(216,774)	(232,733)
Income tax benefit	(4,631)	(43,083)
Net loss	$(212,143)	$(189,650)
Per share information:
Net loss per share – basic and diluted	$(8.86)	$(7.95)
Weighted average shares outstanding – basic and diluted	23,956,355	23,847,210

The accompanying notes are an integral part of these condensed consolidated financial statements

CELULARITY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series X Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2018	38,361,917	$184,247	14,092,039	$81,035	15,552,130	$75,000	23,830,206	$1	(18,183)	$—	$24,133	$(143,449)	$(119,315)
Exercise of stock options	—	—	—	—	—	—	135,680	—	—	—	72	—	72
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	3,145	—	3,145
Issuance of Series B redeemable convertible preferred stock	—	—	155,404	—	—	—	—	—	—	—	—	—	—
Exercise of Series B redeemable preferred stock warrants	—	—	13,104,341	75,835	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(189,650)	(189,650)
Balances at September 30, 2019	38,361,917	$184,247	27,351,784	$156,870	15,552,130	$75,000	23,965,886	$1	(18,183)	$—	$27,350	$(333,099)	$(305,748)

Balances at December 31, 2019	38,361,917	$184,247	35,847,580	$206,035	15,552,130	$75,000	23,967,250	$1	(18,183)	$—	$27,909	$(355,330)	$(327,420)
Exercise of stock options	—	—	—	—	—	—	111,478	—	—	—	52	—	52
Repurchase of common stock	—	—	—	—	—	—	—	—	(100,000)	(256)	—	—	(256)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—		3,355	—	3,355
Share issuance costs	—	—	—	(15)	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock	—	—	17,720,750	84,596	—	—	—	—	—	—	—		—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(212,143)	(212,143)
Balances at September 30, 2020	38,361,917	$184,247	53,568,330	$290,616	15,552,130	$75,000	24,078,728	$1	(118,183)	$(256)	$31,316	$(567,473)	$(536,412)

The accompanying notes are an integral part of these condensed consolidated financial statements

CELULARITY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2020	2019
Cash flow from operating activities:
Net loss	$(212,143)	$(189,650)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	6,341	4,689
Deferred income taxes	(8,402)	(43,092)
Impairment charges	129,400	118,100
Provision for doubtful accounts	1,005	931
Stock-based compensation expense	3,355	3,145
Expense related to warrant liabilities	52,065	1,125
Loss on sale of business	4,434	—
Change in fair value of contingent consideration	(26,136)	56,524
Other, net	(41)	—
Changes in assets and liabilities:
Accounts receivable	1,465	87
Inventory	(745)	(1,243)
Prepaid expenses and other assets	(5,336)	(173)
Sale of NOL and R&D tax Credits	3,765	—
Accounts payable	237	(2,939)
Accrued expenses and other liabilities	(939)	(1,559)
Deferred revenue	5,313	223
Net cash used in operating activities	(46,362)	(53,832)
Cash flow from investing activities:
Capital expenditures	(18,462)	(8,182)
Proceeds from the sale of business	15,019	—
Proceeds from the sale of assets	—	101
Net cash used in investing activities	(3,443)	(8,081)
Cash flow from financing activities:
Proceeds from issuance of Series B redeemable convertible preferred stock and warrants, net of issuance costs	102,535	75,000
Repurchase of common stock	(256)	—
Proceeds from the exercise of stock options	52	72
Net cash provided by financing activities	102,331	75,072
Net increase in cash, cash equivalents and restricted cash	52,526	13,159
Cash, cash equivalents and restricted cash at beginning of period	$43,507	$22,520
Cash, cash equivalents and restricted cash at end of period	$96,033	$35,679

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$4	$11
Supplemental non-cash investing and financing activities:
Property and equipment included in accounts payable and accrued expenses	$(5,153)	$(8,177)
Receipt of convertible note in connection with the Sanuwave Transaction	4,524	—
Commencement of capital lease obligations	(216)	(27,415)
UltraMIST systems reclass from inventory to fixed assets	79	446
Fair value of warrants issued in connection with Series B preferred stock sale	17,954	—
Issuance of warrants at estimated fair value	11,988	—
Fair value of acquisition-related contingent consideration	—	(3,574)

The accompanying notes are an integral part of these condensed consolidated financial statements

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

1. Nature of Business and Basis of Presentation

Celularity Inc. (“Celularity” or the “Company”) was incorporated on August 29, 2016 under the laws of the state of Delaware. The Company is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic T cells engineered with chimeric antigen receptor (“CAR”) T cells, natural killer (“NK”) cells and mesenchymal-like adherent stromal cells (“ASCs”), targeting indications across cancer, infectious and degenerative diseases. Celularity is headquartered in Florham Park, NJ. Celularity currently has three active and enrolling clinical trials and plans to submit three additional investigational new drug (“IND”) applications in 2021. The Celularity IMPACT platform capitalizes on the benefits of placenta-derived cells to target multiple diseases, and provides seamless integration, from bio sourcing through manufacturing cryopreserved and packaged allogeneic cells at its purpose-built U.S.-based approximately 150,000 square foot facility. Celularity’s placental-derived cells are allogeneic, meaning they are intended for use in any patient, as compared to autologous cells, which are derived from an individual patient for that patient’s use. From a single source material, the postpartum human placenta, Celularity derives four allogeneic cell types: T cells, unmodified NK cells, genetically-modified NK cells and ASCs, which have resulted in four key cell therapeutic programs: CyCART-19, CYNK-001, CYNK-101 and APPL-001, focused on six initial indications. CyCART-19 is a placental-derived CAR-T cell therapy in development for the treatment of B-cell malignancies, initially targeting the CD19 receptor. CYNK-001 is a placental-derived unmodified NK cell in development for the treatment of acute myeloid leukemia (“AML”), a blood cancer, and for glioblastoma multiforme (“GBM”), a solid tumor cancer, as well as COVID-19.

COVID-19

On March 10, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The virus and actions taken to mitigate its spread have had, and are expected to continue to have, a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates and conducts its business and which the Company’s partners operate and conduct their business. The Company is currently following the recommendations of local health authorities to minimize exposure risk for its team members and visitors. However, the scale and scope of this pandemic is unknown and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. While management has implemented specific business continuity plans to reduce the potential impact of COVID-19, there is no guarantee that the Company’s continuity plans will be successful.

Although Celularity was able to operate continuously throughout 2020, the Company implemented work-from-home policies as needed following local health recommendations for non-essential employees and employees whose roles are able to be performed remotely. Because certain elements of Celularity’s operations (such as processing placental tissue, certain biological assays, translational research and storage of cord blood) cannot be performed remotely, the Company instituted controls and protocols including mandatory temperature checking, symptom assessment forms, incremental cleaning and sanitization of common surfaces to mitigate risks to employees.

Due to a broad decline in economic activity and restrictions on physical access to certain medical facilities, Celularity did experience a decrease in the net revenues of its degenerative disease business due to the pandemic. Selling general and administrative expenses also decreased due to lower commercial expenses in the areas of business impacted by COVID-19 restrictions. As for clinical trials, Celularity did not cancel or postpone enrollment solely due to the risks of COVID-19. However, enrollment in the clinical trial evaluating CYNK-001 for AML experienced some delays in the first half of 2020 as sites assessed their safety protocols and experienced high volumes of COVID-19 patients. Enrollment has continued in the AML trial and remains ongoing. As a result, Celularity had a year-over-year increase in research and development expenses notwithstanding the enrollment delays. Celularity also initiated a clinical trial evaluating CYNK-001 in patients with COVID-19, which necessitated additional research and development and project management resources, a portion of which will be reimbursed from Lung Biotechnology. Celularity believes that it would have deployed its human and capital resources to other efforts, such as its CyCART-19 clinical development program, had the COVID-19 pandemic not struck.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

1. Nature of Business and Basis of Presentation (cont.)

The extent to which COVID-19 or any other health epidemic may impact the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Accordingly, COVID-19 could have a material adverse effect on the Company’s business, results of operations, financial condition, and prospects.

Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

Since its inception, the Company has funded its operations primarily with proceeds from the sales of preferred stock as well as revenues generated through its biobanking and degenerative disease commercial operations. The Company has incurred recurring losses since its inception, including net losses of $212,143 and $211,881 for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively. In addition, as of September 30, 2020 the Company had an accumulated deficit of $567,473. The Company expects to continue to generate operating losses for the foreseeable future. As of January 25, 2021, the Company expects that its cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements through at least 12 months from the issuance of the unaudited condensed consolidated financial statements.

The Company is seeking additional funding through public or private equity and/or debt financings. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The unaudited condensed consolidated financial statements include the accounts of wholly owned subsidiaries, after elimination of intercompany accounts and transactions. The unaudited condensed consolidated financial information presented herein reflects all financial information that, in the opinion of management, is necessary for a fair statement of financial position, results of operations and cash flows for the periods presented.

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with the U.S. Securities and Exchange Commission’s rules for the presentation of interim financial statements, which permit certain disclosures to be condensed or omitted. These financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

In the opinion of management, the accompanying interim financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of September 30, 2020, and its results of operations, statement of changes in redeemable convertible preferred stock and stockholder’s deficit and cash flows for the nine months ended September 30, 2020 and 2019. Operating results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. The interim financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the annual audited financial statements and related notes as of and for the year ended December 31, 2019.

Use of Estimates

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these unaudited condensed consolidated financial statements include, but are not limited to, assumptions related to the Company’s goodwill and intangible impairment assessment, the valuation of inventory and of contingent consideration, accrual of research and development expenses, and the valuations of stock options and preferred stock warrants. The Company based its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities.

•        Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•        Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Cash, Cash Equivalents and Marketable Securities Available for Sale

Cash and cash equivalents consist principally of cash held in commercial bank accounts, money market funds and U.S. Treasury securities having an original maturity of less than three months. The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents. At September 30, 2020 and December 31, 2019, substantially all cash and cash equivalents were held in either commercial bank accounts or money market funds.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Restricted Cash

As of September 30, 2020 and December 31, 2019, the Company maintained letters of credit of $15,202 and $15,379, respectively, for the benefit of the landlord of leased properties. The Company classified the $15,202 and $15,379 as restricted cash (non-current) on its unaudited condensed consolidated balance sheet as of that date.

For purposes of the cash flow statements, the restricted cash is aggregated with cash and cash equivalents of $80,831 and $20,373 to arrive at total cash, cash equivalents and restricted cash of $96,033 and $35,679 at September 30, 2020 and 2019, respectively.

Inventory

Inventory is stated at the lower of cost or market (net realizable value), with approximate cost being determined on a first-in, first-out basis. Prior to initial approval from the U.S. Food and Drug Administration or other regulatory agencies, the Company expenses costs relating to the production of inventory in the period incurred. After such time as the product receives initial regulatory approval, the Company capitalizes the inventory costs related to the product. The Company continues to expense costs associated with clinical trial material as research and development expense.

The Company periodically analyzes the inventory levels to determine whether there is any obsolete, expired, or excess inventory. If any inventory is (i) expected to expire prior to being sold, (ii) has a cost basis in excess of its net realizable value, (iii) is in excess of expected sales requirements as determined by internal sales forecasts, or (iv) fails to meet commercial sale specifications, the inventory is written-down through a charge to cost of goods sold. The determination of whether inventory costs will be realizable requires estimates by management of future expected inventory requirements, based on sales forecasts. Once packaged, Biovance® currently has a shelf-life of five years in the U.S. and between two and three years outside of the U.S., and Interfyl® has a shelf-life of five years. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Building	26 years
Furniture and fixtures	7 years
Lab equipment	5 years
Computer equipment	3 years
Software	3 years
Leasehold improvements	shorter of the estimated useful life and the lease term

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Impairment of Tangible Long-Lived Assets

Tangible long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the nine months ended September 30, 2020 and 2019.

In-Process Research and Development

The fair value of in-process research and development (“IPR&D”) acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. When the related research and development is completed, the asset is reclassified to a definite-lived asset and amortized over its estimated useful life.

The fair value of an IPR&D intangible asset is typically determined using an income approach whereby management forecasts the net cash flows expected to be generated by the asset over its estimated useful life. The net cash flows reflect the asset’s stage of completion, the probability of technical success, the projected costs to complete, expected market competition, and an assessment of the asset’s life-cycle. The net cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

Indefinite-lived IPR&D is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment. The Company tests its indefinite-lived IPR&D annually for impairment during the fourth quarter. In testing indefinite-lived IPR&D for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that its fair value is less than its carrying amount, or the Company can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived IPR&D without performing a qualitative assessment. Qualitative factors that the Company considers include significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of the indefinite-lived IPR&D is less than its carrying amount, the Company would then determine the fair value of the indefinite-lived IPR&D. Under either approach, if the fair value of the indefinite-lived IPR&D is less than its carrying amount, an impairment charge is recognized in the consolidated statements of operations. During the nine months ended September 30, 2020 and 2019, the Company recognized impairment charges related to its indefinite-lived IPR&D of $129,400 and $118,100, respectively (see Note 7).

Goodwill

Goodwill represents the excess of the fair value of the consideration transferred over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment. The Company typically tests its goodwill annually for impairment during the fourth quarter; however, as a result of changes to the Company’s segments, Celularity, evaluated goodwill at September 30, 2020. (See Note 3 for a discussion of the business disposition). As a result of the impairment test, the Company determined that goodwill was not impaired.

Prior to the third quarter of 2020, the Company managed its operations as one reporting unit. In the third quarter of 2020, the Company began to manage its operations through an evaluation of three different operating segments: Cell Therapy, Degenerative Disease and BioBanking (see Note 15). The Company determined that the operating segments represented the reporting units.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

As a result of the change in reporting units, goodwill was required to be allocated across the operating segments under the new reporting structure. Goodwill was attributed to each reporting unit based on the acquired value, which is reflective of the relative fair value.

In testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that the fair value of the reporting unit was less than its carrying amount, or the Company can perform a quantitative impairment analysis without performing the qualitative assessment. Examples of such events or circumstances considered in the Company’s qualitative assessment include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, the Company would then perform the quantitative impairment test. The quantitative test starts with comparing the fair value of the reporting unit to the carrying amount of a reporting unit, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, no impairment loss is recognized. However, if the fair value of the reporting unit is less than its carrying value, the Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Preferred Stock Warrants Liabilities

The Company classifies warrants for the purchase of shares of its convertible preferred stock (see Note 10) as a liability on its consolidated balance sheets as these warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise. The warrant liabilities, which consists of warrants for the purchase of Series B convertible redeemable preferred stock (“Series B Preferred Stock”), is initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other (expense) income in the unaudited condensed consolidated statement of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification. As of September 30, 2020, 25,775,905 warrants to purchase Series B Preferred Stock were outstanding (see Note 10).

Revenue Recognition

Under the license agreement with Sanuwave Health, Inc. (“Sanuwave”) which acquired certain assets comprising its MIST®/UltraMIST® business (see Note ٣), the Company will receive a quarterly license fee and a defined royalty on each product sold. A credit is provided to Sanuwave for Biovance royalties up to the quarterly license fee. The Company will recognize the quarterly license fee over each quarterly term based on the actual sales occurring over the period. If quarterly revenues are lower than the quarterly license fee, the Company will recognize the difference during the third month of the quarterly period. Any royalties earned in excess of the quarterly license fee will be recognized at the end of each quarterly period, as that is when it is probable that a significant future reversal of revenue under the arrangement will not occur. The Company records revenue recognized on license arrangements as other revenue on the condensed consolidated statement of operations.

The following table provides information about disaggregated revenue by product and services:

	Nine Months Ended September 30,
	2020	2019
Product sales and rentals, net	$6,331	$11,616
Services, net	4,213	4,380
License, royalty and other net	491	—
Net revenue	$11,035	$15,996

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

The following table provides changes in deferred revenue from contract liabilities:

	2020	2019
Balance at January 1	$3,833	$3,480
Deferral of revenue*	13,734	3,439
Recognition of unearned revenue	(3,898)	(3,217)
Balance at September 30	$13,669	$3,702

____________

*        2020 includes $9,505 received in advance of performing services under a license agreement (see Note 3). The remainder of the 2020 and all of the 2019 deferral of revenue resulted from payments received in advance of performance under the biobanking services storage contracts which are recognized as revenue under the contract as performance is completed.

Research and Development Costs

The Company has entered into various research and development and other agreements with commercial firms, researchers, universities and others for provisions of goods and services. These agreements are generally cancellable, and the related costs are recorded as research and development expenses as incurred. Research and development expenses include costs for salaries, employee benefits, subcontractors, facility-related expenses, depreciation and amortization, stock-based compensation, third-party license fees, laboratory supplies, and external costs of outside vendors engaged to conduct discovery, preclinical and clinical development activities and clinical trials as well as to manufacture clinical trial materials, and other costs. The Company records accruals for estimated ongoing research and development costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ materially from the Company’s estimates. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such prepaid expenses are recognized as an expense when the goods have been delivered or the related services have been performed, or when it is no longer expected that the goods will be delivered, or the services rendered.

Upfront payments, milestone payments and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Government Grants

From time to time, the Company may be awarded a government research grant. Under these arrangements, the Company recognizes awarded grants as a reduction to research and development expense at the point in time where achievement of related milestones is confirmed by the governmental agency. The Company recorded a reduction of $190 to research and development expense resulting from grant awards for the nine months ended September 30, 2020. The Company was not part of a government grant program during 2019.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, over the requisite service period, which is generally the vesting period of the respective award. The Company typically issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

During 2020, the Company’s board of directors approved awards of performance-based stock options to a non-employee consultant who is also serves as a director for the Company (see Note 16). The performance-based stock options are earned based on the attainment of specified goals achieved over the performance period. The Company

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

recognizes expense for performance-based awards over the related vesting period once it deems the achievement of the performance condition is probable. The Company reassess the probability of vesting at each reporting period for performance-based awards and adjusts expense accordingly on a cumulative basis.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company elects to account for forfeitures as they occur and compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is reversed in the period of the forfeiture.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options granted to employees was determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is zero based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future (see Note 11).

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying unaudited condensed consolidated financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the unaudited condensed consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the unaudited condensed consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the unaudited condensed consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. The provision for income taxes includes the effects of unrecognized tax benefits, as well as the related interest and penalties (see Note 14).

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Net Loss per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as redeemable convertible preferred stock, stock options and warrants, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, prior to the use of the two-class method, as they would be anti-dilutive:

	Nine months ended September 30,
	2020	2019
Redeemable convertible preferred stock	107,482,377	81,265,831
Stock options	23,498,628	19,023,027
Warrants	25,775,905	8,495,796
	156,756,910	108,784,654

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents or restricted cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is subject to credit risk from trade accounts receivable related to both degenerative disease product sales and biobanking services. All trade accounts receivables are a result from product sales and services performed in the United States. As of September 30, 2020 and December 31, 2019, the Company did not have a single customer that comprised 10% or more of the total outstanding accounts receivable balance and no single customer provided 10% or more of the revenue earned during the nine months ended September 30, 2019 or 2020.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Recently Adopted Accounting Pronouncements

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (Part I) Accounting for Certain Financial Instruments with Down Round Features (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Under the new guidance, the down round feature will not be considered when determining whether the instrument is indexed to a company’s own stock. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. The adoption of ASU 2017-11 as of January 1, 2020 did not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) (“ASU 2017-04”), which provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. The guidance is effective for the Company for fiscal years beginning after December 15, 2022. The adoption of ASU 2017-04 did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “(Subtopic 470-20): Debt — Debt with Conversion and Other Options” (“ASU 2020-06”) to address the complexity associated with applying GAAP to certain financial instruments with characteristics of liabilities and equity. The ASU includes amendments to the guidance on convertible instruments and the derivative scope exception for contracts in an entity’s own equity and simplifies the accounting for convertible instruments which include beneficial conversion features or cash conversion features by removing certain separation models in Subtopic 470-20. Additionally, the ASU will require entities to use the “if-converted” method when calculating diluted earnings per share for convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 (our fiscal year 2022), including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial position, results of operations and cash flows. The impact on the Company’s diluted earnings per share could be material upon the adoption of ASU 2020-06.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The objective of the standard is to improve areas of GAAP by removing certain exceptions permitted by ASC 740 and clarifying existing guidance to facilitate consistent application. The standard will become effective for the Company beginning on January 1, 2021. The Company is currently evaluating the new standard to determine the potential impact on its financial condition, results of operations, cash flows, and financial statement disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

3. Disposition of Business

On August 6, 2020, the Company executed (i) an asset purchase agreement to sell certain assets comprising its MIST®/UltraMIST® business to Sanuwave and (ii) a five-year licensing agreement with Sanuwave for total upfront consideration of $24,524 (the “Sanuwave Transaction”), of which $20,000 was paid at or prior to closing. The remaining $4,524 of the purchase price was financed through a convertible promissory note due on or before August 6, 2021. The convertible promissory note can be converted into common shares of Sanuwave stock at the election of the Company any time on or after January 1, 2021.

The five-year licensing arrangement with Sanuwave includes: (i) an exclusive Biovance license for distribution and commercialization in the wound care market and (ii) a non-exclusive license for the distribution and commercialization of Interfyl in the wound care market. Under the licensing agreement, the Company will receive a quarterly license fee and a defined royalty on each product sold. A credit is provided to Sanuwave for Biovance royalties up to the quarterly license fee amount.

The following assets and liabilities were divested/written off in this transaction:

Assets Divested
Inventory	$1,901
Intangible assets, net	13,296
Property, and equipment, net	452
Goodwill	3,764
Total assets divested	$19,413

The total upfront consideration was allocated between both components of the Sanuwave Transaction to (i) calculate the goodwill attributed to the UltraMIST business, (ii) determine the allocation of arrangement consideration to the three performance obligations and (iii) determine the loss on sale of the UltraMIST business. The Company utilized a discounted cash flow model to value the UltraMIST business, which determined the fair value of the UltraMIST business was $15,019. Significant inputs of this discounted cash flow model included (i) a discount rate of 11%, (ii) tax rate of 26% and (iii) a long-term growth rate of 2%. The remaining proceeds of $9,505 were allocated to the license agreement on a residual basis. During the third quarter of 2020, the Company recognized a loss on sale of UltraMIST of $4,434, which included approximately $40 in related professional fees. Due to the Company’s tax position as of the closing date, there was no tax impact resulting from the sale of the UltraMIST business.

4. Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Fair Value Measurements as of September 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents – money market funds	$—	$—	$—	$—
Convertible note receivable	—	—	4,578	4,578
	$—	$—	$4,578	$4,578

Liabilities:
Contingent consideration obligations	—	—	302,797	302,797
Preferred stock warrants	—	—	70,019	70,019
	$—	$—	$372,816	$372,816

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

4. Fair Value of Financial Assets and Liabilities (cont.)

	Fair Value Measurements as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents – money market funds	$—	$—	$—	$—
	$—	$—	$—	$—

Liabilities:
Contingent consideration obligations	—	—	328,933	328,933
	$—	$—	$328,933	$328,933

During the nine months ended September 30, 2020 and 2019, there were no transfers between Level 1, Level 2 and Level 3.

The Company’s cash equivalents consisted of money market funds. The money market fund was valued using inputs observable in active markets for similar securities, which represents a Level 1 measurement in the fair value hierarchy.

The carrying values of accounts receivable, accounts payable, deferred revenue and other current liabilities approximate fair value in the accompanying condensed consolidated financial statements due to the short-term nature of those instruments.

Valuation of Contingent Consideration

The fair value measurement of the contingent consideration obligations is determined using Level 3 inputs and is based on a probability-weighted income approach. The measurement is based upon unobservable inputs supported by little or no market activity based on the Company’s own assumptions.

The following table presents a reconciliation of contingent consideration obligations measured on a recurring basis using Level 3 inputs as of September 30, 2020 and December 31, 2019:

	Balance as of December 31, 2019	Net transfers in to (out of) Level 3	Purchases, settlements and other net	Fair value adjustments	Balance as of September 30, 2020
Liabilities:
Contingent consideration obligations	$328,933	$—	$—	$(26,136)	$302,797
	Balance as of December 31, 2018	Net transfers in to (out of) Level 3	Purchases, settlements and other net	Fair value adjustments	Balance as of December 31, 2019
Liabilities:
Contingent consideration obligations	$263,641	$—	$(3,575)	$68,867	$328,933

The fair value of the liability to make potential future milestone and earn-out payments was estimated by the Company at each reporting date based, in part, on the results of a third-party valuation using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earn-out payments are payable and the conditions triggering the milestone payments are met. The actual settlement of contingent consideration could differ from current estimates based on the actual occurrence of these specified events.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

4. Fair Value of Financial Assets and Liabilities (cont.)

At each reporting date, the Company revalues the contingent consideration obligation to estimated fair value and records changes in fair value as income or expense in the Company’s consolidated statement of operations. Changes in the fair value of the contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving the various contingent consideration obligations. The Company has classified all of the contingent consideration as a long-term liability in the consolidated balance sheet as of September 30, 2020 and December 31, 2019. See Note 9, “Commitment and Contingencies”, for more information on contingent consideration.

Valuation of Preferred Stock Warrant Liabilities

The Company used a lattice model to value the warrants issued as the exercise price was a function of the stock price. In the application of each model, estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company’s Series B Preferred Stock, risk-free interest rate, and exercise date with considerations of the earlier of when the investor is required to exercise and the anticipated exit date. The aggregate fair value of the warrant liabilities was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The most significant assumption in the forward contract model impacting the fair value of the preferred stock warrants is the fair value of the Company’s convertible preferred stock as of each remeasurement date. The Company determines the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant.

As of December 31, 2019, all preferred stock warrants issued in 2018 were exercised. Warrants outstanding at September 30, 2020 were issued January 2020 and March 2020 (see Note 10 for further discussion). As of September 30, 2020, the fair value of the Series B Preferred Stock warrants was $70,019. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the estimated remaining term of the warrants. The exercise date is solely based on management’s assumption and determination of the Company’s progress to the realization of a public exit event.

The following table provides a roll-forward of the aggregate fair values of the Company’s warrant liability for which fair values are determined using Level 3 inputs:

Balance as of December 31, 2018	$1,596
Loss recognized in earnings from change in fair value	4,226
Exercise or expiration of warrants	(5,822)
Balance as of December 31, 2019	$—

Balance as of December 31, 2019	$—
Fair value of warrants issued in connection with Series B preferred stock sale	17,954
Issuance of warrant at fair value*	11,988
Loss recognized in earnings from change in fair value	40,077
Balance as of September 30, 2020	$70,019

____________

*        The warrants issued at fair value were immediately charged to expense see Note 10

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

4. Fair Value of Financial Assets and Liabilities (cont.)

Significant inputs for the warrants issued to Dragasac are as follows:

	Issuance January 9, 2020	September 30, 2020
Fair value of common stock	$3.06	$5.09
Exercise price(a)	$5.20	$5.20
Term	.098 - 2.98	0.25 - 2.25
Volatility	60%	80%
Risk-free interest rate	1.53% - 1.58%	0.10% - 0.14%

____________

(a)      The exercise price is the lower of $5.20 per share or eighty percent (80%) of either (i) the value attributed to one share of Series B Preferred Stock upon a consummation of a change of control or the closing of a strategic transaction or (ii) the price at which one (1) share of the common stock is sold to the public in an IPO. As amended on March 16, 2020, the warrants are exercisable on the first to occur of (a) March 16, 2025, (b) the consummation of the Company’s IPO, (c) the consummation of a change of control and (d) the closing of a strategic transaction pursuant to which the Company’s stockholders exchange their existing shares of capital stock in the Company for shares in a company whose shares are listed on a national stock exchange.

Significant inputs for the warrants issued to in connection with the Series B Preferred Stock are as follows:

	Issuance March 16, 2020	September 30, 2020
Fair value of common stock	$2.66	$5.09
Exercise price(b)	$5.79	$5.79
Term	0.79 - 2.79	0.25 - 2.25
Volatility	70%	80%
Risk-free interest rate	0.29% - 0.41%	0.10% - 0.14%

____________

(b)      The warrants are exercisable at a price of $5.787 per share on the first to occur of (a) the 60-month anniversary of the date of issuance of the warrants, (b) the consummation an agreement for a public exit event and (c) the consummation of a change of control.

Valuation of the Convertible Note Receivable

The convertible note receivable was received in connection with the disposition of the UltraMIST business. At any time on or after January 1, 2021, at the sole discretion of the Company, amounts outstanding under the convertible note receivable (including accrued interest) may be converted into Sanuwave common stock at a defined rate. The convertible promissory note must be paid on or before August 6, 2021. The fair value of this note is determined using Level 3 inputs and is based on a bond valuation which employs a credit default model. The measurement is based upon unobservable inputs supported by little or no market activity based on the Company’s own assumptions.

In the application of each model, estimates and assumptions impacting the fair value measurement include: the fair value of the Company’s common stock price, the point in time when the note will be called, the risk free rate of interest, volatility and default rates.

Significant inputs for the convertible note valuation model are as follows:

	Issuance August 6, 2020	September 30, 2020
Face value	$4,000	$4,000
Coupon rate	12%	12%
Stock price	$0.24	$0.22
Term	1.0	0.85
Risk-free interest rate	0.14%	0.12%
Volatility	80%	80%

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

5. Inventory

The Company’s major classes of inventories were as follows as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Raw materials	$364	$215
Work in progress	661	701
Finished goods	5,006	6,347
Inventory, gross	6,031	7,263
Less: inventory reserves	(25)	(22)
Inventory, net	$6,006	7,241

Balance Sheet Classification:
Inventory, net	1,554	3,232
Inventory, net of current portion	4,452	4,009
	$6,006	$7,241

Inventory, net of current portion include inventory expected to remain on hand beyond one year in both periods.

6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	September 30, 2020	December 31, 2019
Building	$12,513	$—
Leasehold improvement	55,795	776
Laboratory and production equipment	5,290	4,865
Machinery, equipment and fixtures	6,797	3,991
Construction in progress	12,812	61,137
Property and equipment	93,207	70,769
Less: Accumulated depreciation	(6,873)	(4,382)
Property and equipment, net	$86,334	$66,387

Depreciation expense was $3,498 and $1,588 for the nine months ended September 30, 2020 and 2019, respectively.

7. Goodwill and Intangible Assets, Net

During the third quarter of 2020, the Company experienced a triggering event resulting from changes to the Company’s segments which required the Company to perform a quantitative impairment test as of September 30, 2020. As a result of this impairment test, the Company determined that there was no impairment.

The carrying values of goodwill assigned to the Company’s operating segments are as follows:

	Cell Therapy	Degenerative Disease	Biobanking	Total
Balance at December 31, 2019	$112,347	$7,374	$7,347	$127,068
Disposal of UltraMIST (Note 3)	—	(3,764)	—	(3,764)
Impairment	—	—	—	—
Balance at September 30, 2020	$112,347	$3,610	$7,347	$123,304

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

7. Goodwill and Intangible Assets, Net (cont.)

The Cell Therapy segment to which $112,347 of goodwill is allocated had a negative carrying amount on September 30, 2020.

Intangible Assets, Net

Intangible assets, net consisted of the following:

	September 30, 2020	December 31, 2019	Estimated Useful Lives
Amortizable intangible assets:
Developed technology	$16,810	$16,810	11 – 16 years
Customer relationships	2,413	2,413	10 years
Trade names & trademarks	570	570	10 – 13 years
Reacquired rights	4,200	4,200	6 years
Composite assets	—	17,550	9 – 10 years
	23,993	41,543
Less: Accumulated amortization
Developed technology	(3,908)	(3,030)
Customer relationships	(839)	(641)
Trade names & trademarks	(151)	(107)
Reacquired rights	(1,664)	(1,108)
Composite assets	—	(3,088)
	(6,562)	(7,974)
Amortizable intangible assets, net	17,431	33,569

Non-amortized intangible assets
Acquired IPR&D product rights	108,500	237,900	indefinite
	$125,931	$271,469

Amortization expense for intangible assets was $2,843 and $3,101 for the nine months ended September 30, 2020 and 2019, respectively.

During the first quarter 2019, the Company determined it would no longer fund the development of PDA-002 which was obtained in the August 2017 acquisition of Anthrogenesis Corporation (“Anthrogenesis”). PDA-001 and PDA-002 are the same drug substance with different formulations. PDA-001 is formulated for intravenous administration while PDA-002 is administered locally by injection. During the year ended December 31, 2019, the Company decided to focus its funding on the intravenous administration of PDA-001 and halt the development of PDA-002. As a result, the Company recorded a $118,100 impairment charge to write-off the entire IPR&D intangible asset related to PDA-002.

During the third quarter of 2020, the Company experienced a triggering event as it discontinued development of PDA-001 for an indefinite period of time and opted to pursue an alternative clinical program. As of September 30, 2020, the Company determined PDA-001 did not have future cash flows as the Company did not intend to further develop and commercialize the asset. The triggering event required the Company to perform a quantitative impairment test as of September 30, 2020. As a result of this impairment test, the Company recorded a $129,400 impairment charge to write-off the entire IPR&D intangible asset related to PDA-001.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

8. Accrued expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30, 2020	December 31, 2019
Accrued clinical trial expense	$1,920	$3,695
Accrued professional fees	2,279	1,328
Accrued wages, bonuses, commissions, and vacation	5,296	4,361
Accruals for construction in progress	463	4,151
Deferred rent	329	258
Other	1,896	596
	$12,183	$14,389

9. Commitments and contingencies

Lease Agreements

In September 2017, the Company entered into an operating lease for office space in Warren, New Jersey, which expires in 2022. In connection with entering into this lease agreement, the Company issued a letter of credit of $481, which is classified as restricted cash (non-current) on the consolidated balance sheets as of September 30, 2020 and December 31, 2019.

On September 10, 2019, the Company extended the operating lease for the office and laboratory space in Cedar Knolls, New Jersey on a month-to-month basis. Beginning November 1, 2019, the Company began paying the landlord the base annual rent and all additional rent at a 2% increase, pro-rated monthly for each month the Company remains in possession of the premises. Monthly lease payments of $15 due under the lease include base rent and ancillary charges.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid. Rent expense was $1,277 and $1,397 for the nine months ended September 30, 2020 and 2019, respectively.

Future minimum payments inclusive of the amended lease, by year and in aggregate, under non-cancelable operating leases consist of the following as of September 30, 2020:

2020 (remaining three months)	$346
2021	3,467
2022	4,129
2023	2,895
2024	2,969
2025	3,042
Thereafter	76,647
Total	$93,495

Failed sale-leaseback, build-to-suit lease

On March 13, 2019, the Company entered into a lease agreement for a 147,215 square foot facility consisting of office, manufacturing and laboratory space in Florham Park, New Jersey, which expires in 2036. The Company has the option to renew the term of the lease for two additional five-year terms so long as the lease is then in full force and effect. The lease term commenced on March 1, 2020 subject to an abatement of the fixed rent for the first 13 months following the lease commencement date. The initial monthly base rent is approximately $230 and will increase annually. The Company is obligated to pay real estate taxes and costs related to the premises, including costs

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

9. Commitments and contingencies (cont.)

of operations, maintenance, repair, replacement and management of the new leased premises. In connection with entering into this lease agreement, the Company issued a letter of credit of approximately $14,722 which is classified as restricted cash (non-current) on the consolidated balance sheet as of September 30, 2020 and December 31, 2019. The lease agreement allows for a landlord provided tenant improvement allowance of approximately $14,722 to be applied to the costs of the construction of the leasehold improvements.

The Company is not the legal owner of the leased space. However, in accordance with ASC 840, Leases, the Company is deemed to be the owner of the leased space, including the building shell, during the construction period because of the Company’s expected level of direct financial and operational involvement in the substantial tenant improvement. The lease arrangement does not meet all the criteria for sales-lease back accounting due to the continuing involvement of the Company in the property and therefore is accounted for as a failed sale-leaseback financing obligation. As a result, as of December 31, 2019, the Company capitalized the fair value of the building shell, the tenant improvement allowance, and ground rent expense, approximately $28,062, as construction-in-progress within property and equipment, net and recorded a corresponding build-to-suit facility lease financing obligation. As of September 30, 2020, the lease financing obligation of $29,918 was classified as a long-term capital lease liability on its consolidated balance sheet.

Additionally, construction costs incurred as part of the build-out and tenant improvements are capitalized as construction-in-progress within property and equipment, net. As of December 31, 2019, cost of approximately $33,244 were capitalized related to both equipment purchases and the build-out of the facility. The Company began to occupy completed portions of the facility in the first quarter of 2020. As the building was occupied, costs were moved out of construction in process and were placed in service. As of September 30, 2020, there were $12,812 of costs related the facility included in construction-in-progress. Remaining construction is expected to be completed during the fourth quarter of 2020.

As of September 30, 2020, minimum commitments under this lease are as follows:

2020 (remaining three months)	$—
2021	2,070
2022	2,822
2023	2,895
2024	2,969
2025	3,042
Thereafter	76,647
Total	$90,445

Contingent Consideration Related to Business Combinations

In connection with the Company’s acquisition of HLI Cellular Therapeutics, Anthrogenesis and CariCord, Inc., the Company has agreed to pay future consideration to the sellers upon the achievement of certain regulatory and commercial milestones. As a result, the Company recorded $302,797 and $328,933 as contingent consideration as of September 30, 2020 and December 31, 2019, respectively. Due to the contingent nature of these milestone and royalty payments, the Company cannot predict the amount or timing of such payments.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

9. Commitments and contingencies (cont.)

executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not currently aware of any indemnification claims and has not accrued any liabilities related to such obligations in its unaudited condensed consolidated financial statements as of September 30, 2020 and audited consolidated financial statements as of December 31, 2019.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

10. Equity

Common Stock

As of September 30, 2020 and December 31, 2019, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 202,500,000 shares and 150,000,000 shares, respectively, of $0.0001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock (as defined below) set forth below.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. The holders of common stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of Preferred Stock. Through September 30, 2020, no cash dividends had been declared or paid.

As of December 31, 2019, the Company had 18,183 of repurchased shares recorded as treasury stock at an original purchase cost of $0.001 per share. During the third quarter of 2020, the Company repurchased an additional 100,000 shares at a price of $2.56 per share. As of September 30, 2020, the Company had 118,183 of repurchased shares recorded as treasury stock, which included the purchase of 100,000 shares from Andrew von Eschenbach, M.D., a member of the Celularity Board, at a price of $2.56 per share for an aggregate purchase price of $256,000, less the exercise price of the option shares of $21,000, for a net purchase price of $235,000.

Preferred Stock

The Company has issued Series A convertible redeemable preferred stock (the “Series A Preferred Stock”), Series B Preferred Stock, and Series X convertible redeemable preferred stock (the “Series X Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, and Series X Preferred Stock are collectively referred to as the “Preferred Stock”. As of September 30, 2020 and December 31, 2019, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 151,609,741 and 97,978,328 shares, respectively, of Preferred Stock, with a par value of $0.0001 per share. As of September 30, 2020 and December 31, 2019, no shares of Preferred Stock remained undesignated.

The holders of Preferred Stock have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company. Therefore, the Preferred Stock is classified outside of stockholders’ deficit on the consolidated balance sheet.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

10. Equity (cont.)

The Company concluded that the Series B Preferred Stock is considered probable of becoming redeemable. Accordingly, Series B Preferred Stock is accreted for the difference between the initial net carrying value and the redemption value on October 15, 2018, the date the Committee on Foreign Investment in the United States (“CFIUS”) approval was obtained, using the effective interest rate method. The Series A Preferred Stock and the Series X Preferred Stock are not probable of being redeemable.

On March 16, 2020, the Company entered into a Series B Preferred Stock Purchase Agreement (the “Purchase Agreement”) with certain institutional investors and certain individual investors (collectively “Investors”). Pursuant to the terms of the Purchase Agreement, the Company sold and issued to the Investors an aggregate of 17,720,750 shares of Series B Preferred Stock and warrants to purchase up to an aggregate of 17,280,109 shares of Series B Preferred Stock for an aggregate purchase price of approximately $102,550. The Company utilized a probability-weighted option pricing model to determine the fair value of the warrants at the issuance date with the residual proceeds allocated to the Series B Preferred Stock. Based on this valuation, the Company determined the purchase price allocated to the Series B Preferred Stock was $84,596 and the purchase price allocated to the warrants was $17,954.

The Company classifies Preferred Stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity. Accordingly, the Company has classified all shares and classes of Preferred Stock as mezzanine equity on the accompanying consolidated balance sheets for the periods presented.

Rights, Preferences and Privileges of the Preferred Stock

The holders of the Preferred Stock have the following rights and preferences except where noted:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

As long as there are at least 5,000,000 shares of Series B Preferred Stock outstanding, the holders of Series B Preferred Stock, voting as a separate class, may elect one director of the Company. The remaining directors shall be elected by holders of common stock and Preferred Stock, voting together as a single class on an as converted basis.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $50,000 of gross proceeds to the Company at a price of at least $7.2337 per share of common stock, subject to appropriate adjustment of any recapitalization (“Qualified IPO”), or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price per share is $4.8225 for Series A and X Preferred Stock (the “Series A and X Original Issue Price”) and $5.7870 for Series B Preferred Stock (the “Series B Original Issue Price”), each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. As of September 30, 2020 and December 31, 2019, the Conversion Price is equal to the Original Issue Price for each series of Preferred Stock. Accordingly, as of September 30, 2020 and December 31, 2019, each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

10. Equity (cont.)

Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends when, as and if declared by the board of directors. Dividends accrue on the Preferred Stock at a rate of 6% of the Original Issue Price per year; however, such dividends are only payable when, as and if declared by the board of directors. Holders of the Preferred Stock shall be paid dividends prior and in preference to any dividends on common stock. Through September 30, 2020, no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), each holder of the then-outstanding Preferred Stock will be entitled to receive the greater of (i) an amount equal to the Original Issue Price for each series of Preferred Stock plus any dividends declared but unpaid thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event at the conversion price. In the event that the assets available for distribution to stockholders are insufficient to pay Preferred Stock holders the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Preferred Stock in proportion to the respective amounts that would otherwise be payable in respect of such shares.

After the payment of all preferential amounts to the holders of Preferred Stock, then, to the extent available, the remaining assets of the Company will be distributed among the holders of common stock, pro rata based on the number of shares held by each such holder.

Unless (i) the holders of Series B Preferred Stock will receive an amount less the Original Issue Price or (ii) the holders of majority of the then-outstanding Preferred Stock, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

The Company’s certificate of incorporation, as amended and restated, does not provide redemption rights to the holders of Preferred Stock.

Preferred Stock Warrants

On May 7, 2018, the Company granted Dragasac a warrant, which provided for the purchase of an aggregate of 21,600,137 shares of Series B Preferred Stock (the “Dragasac Warrant”) at an exercise price of $5.7870 per share. In February 2019, Dragasac exercised its rights under the Dragasac Warrant to purchase 8,640,055 shares of Series B Preferred Stock, at an exercise price of $5.7870 per share, for gross proceeds of approximately $50 million. On May 29, 2019, the Company amended and restated the Dragasac Warrant to provide for a reduced exercise price of $5.6000 for the remaining warrant shares in exchange for Dragasac agreeing to purchase 4,464,286 shares of Series B Preferred Stock on or before May 31, 2019. On May 31, 2019, Dragasac exercised its rights under the Dragasac Warrant to purchase 4,464,286 shares of Series B Preferred Stock at a price per share of $5.6000, for gross proceeds of approximately $25 million. On November 1, 2019, the Company again amended the Dragasac Warrant to provide for a reduced exercise price of $5.2000 for the remaining warrant shares in exchange for Dragasac agreeing to purchase 8,495,796 shares of Series B Preferred Stock on or before November 4, 2019. On November 4, 2019, Dragasac exercised its right to purchase the remaining 8,495,796 shares of Series B Preferred Stock, at a price per share of $5.2000, for gross proceeds of approximately $44.2 million. Following such exercise, the Dragasac Warrant is no longer outstanding and was exercised in full.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

10. Equity (cont.)

On January 9, 2020, the Company issued a warrant for the purchase of an aggregate of 8,495,796 shares of Series B Preferred Stock to Dragasac. The exercise price per share at which the warrant will be exercised shall be the lesser of $5.20 per share or 80% of either (i) the value attributed to one share of Series B Preferred Stock upon a consummation of a change of control or the closing of a strategic transaction or (ii) the price at which one (1) share of the common stock is sold to the public in an IPO. As amended on March 16, 2020, the warrant is exercisable on the first to occur of (a) March 16, 2025, (b) the consummation of the Company’s IPO, (c) the consummation of a change of control and (d) the closing of a strategic transaction pursuant to which the Company’s stockholders exchange their existing shares of capital stock in the Company for shares in a company whose shares are listed on a national stock exchange. The estimated fair value of the warrant of $11,988 at the issuance date was immediately charged to expense and recorded in expense related to warrant liabilities in the accompanying condensed consolidated statements of operations. The incremental change in fair value resulting from the amendment was also immediately charged to expense and recorded in the same line item.

On March 16, 2020, the Company entered into the Purchase Agreement with the Investors. Pursuant to the terms of the Purchase Agreement, the Company sold and issued to the Investors an aggregate of 17,720,750 shares of Series B Preferred Stock and warrants to purchase up to an aggregate of 17,280,109 shares of Series B Preferred Stock for an aggregate purchase price of approximately $102,550. The warrants are exercisable at a price of $5.787 per share on the first to occur of (a) the 60-month anniversary of the date of issuance of the warrants, (b) the consummation of the Company’s IPO and (c) the consummation of a change of control.

The Company classifies the warrants as a liability on its unaudited condensed consolidated balance sheets because the warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise. The liability associated with each of these warrants was initially recorded at fair value upon the issuance date of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. Changes in the fair value of each warrant comprising the Preferred Stock warrant liability will continue to be recognized until each respective warrant is exercised, expires or qualifies for equity classification.

As of September 30, 2020, the Company had 25,775,905 outstanding warrants to purchase Series B convertible preferred stock. A summary of the warrants is as follows:

	Number of shares	Exercise price		Expiration date
Dragasac Warrant	8,495,796	$5.20	*	March 16, 2025
March 2020 Series B Warrants	17,280,109	$5.79		March 16, 2025
	25,775,905

____________

*        The exercise price is the lesser of $5.20/share or 80% of either (i) the value attributed to one share of Series B Preferred Stock upon consummation of a change in control or the closing of a strategic transaction or (ii) the price at which one share of common stock is sold to the public market in an IPO.

11. Stock-Based Compensation

Stock Options

The Company’s 2017 Equity Incentive Plan (the “2017 Plan”) provides for the Company to grant stock options to employees, directors and consultants of the Company.

The total number of stock options that may be issued under the 2017 Plan was 26,079,496 as of September 30, 2020. As of September 30, 2020, 2,307,147 shares remain available for future grant under the 2017 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2017 Plan.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

11. Stock-Based Compensation (cont.)

The 2017 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years. Stock options granted to employees, officers, members of the board of directors and consultants typically vest over a three or four year period.

Stock Option Valuation

The fair value of each option is estimated on the date of grant using a Black-Scholes option pricing model which takes into account inputs such as the exercise price, the estimated fair value of the underlying common stock at grant date, expected term, expected stock price volatility, risk-free interest rate, and dividend yield. The fair value of each grant of stock options was determined by the Company using the methods and assumptions discussed below. Certain of these inputs are subjective and generally required judgement to determine.

•        The expected term of employee stock options with service-based vesting is determined using the “simplified” method, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of non-employee options is equal to the contractual term.

•        The expected stock price volatility is based on historical volatilities of comparable public entities within the Company’s industry.

•        The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the respective expected term or contractual term.

•        The expected dividend yield is 0% because the Company has not historically paid, and does not expect, for the foreseeable future, to pay a dividend on its common stock.

•        As the Company’s common stock has not been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted during the nine months ended September 30, 2020:

Risk-free interest rate	1.6%
Expected term (in years)	5.5
Expected volatility	59.6%
Expected dividend yield	—%

The weighted average grant-date fair value per share of stock options granted during the nine months ended September 30, 2020 was $1.72.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

11. Stock-Based Compensation (cont.)

The following table summarizes option activity under the 2017 Plan during the nine months ended September 30, 2020:

	Options	Weighted average exercise price	Weighted average contract life	Aggregate Intrinsic Value
Balance at January 1, 2020	18,155,454	$0.75	7.6	$40,572
Granted	6,065,714	2.84
Exercised	(11,978)	2.74
Forfeited	(710,562)	2.79
Outstanding at September 30, 2020	23,498,628	$1.22	7.5	$108,960
Vested and expected to vest September 30, 2020	23,498,628	$1.22	7.5	$108,960
Exercisable at September 30, 2020	15,784,319	$0.70	6.9	$81,399

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

During the nine months ended September 30, 2020, the aggregate intrinsic value was $37 for the stock options exercised.

The total fair value of options vested during the nine months ended September 30, 2020 was $16,591.

Stock-Based Compensation Expense

The company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations:

	Nine Months Ended September 30,
	2020	2019
Cost of goods sold	$53	$79
Research and development	1,000	562
Selling, general and administrative	2,302	2,504
	$3,355	$3,145

As of September 30, 2020, unrecognized compensation cost for options issued was $9,003, and will be recognized over an estimated weighted-average amortization period of 2.9 years.

12. License and Distribution Agreements

Sorrento Therapeutics, Inc. License and Transfer Agreement

On August 15, 2017, the Company entered into a License and Transfer Agreement with TNK Therapeutics, Inc. and Sorrento Therapeutics, Inc. (collectively “Sorrento”), pursuant to which the Company was granted an exclusive license to certain materials, patents and intellectual property related to CD38 CAR-T to develop and commercialize products for the treatment of any disease or disorder (the “2017 License Agreement”). During the first quarter of 2020, the 2017 License Agreement was mutually terminated.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

12. License and Distribution Agreements (cont.)

On August 26, 2020, the Company and Sorrento entered into a binding term sheet for the exclusive worldwide license to CD19 CAR-T constructs for use in placenta-derived cells for the treatment of any disease or disorder (the “2020 Sorrento Term Sheet”). The 2020 Sorrento Term Sheet outlined various provisions to be incorporated and further negotiated in contemplation of a final license and supply agreement.

On September 30, 2020, the Company and Sorrento entered into a new License and Transfer Agreement for the exclusive worldwide license to CD19 CAR-T constructs for use in placenta-derived cells and/or cord blood-derived cells for the treatment of any disease or disorder (the “2020 Sorrento License Agreement”). Celularity retains the right to sublicense the rights granted under the agreement with Sorrento’s prior written consent. As consideration for the license, the Company is obligated to pay Sorrento a royalty equal to low single-digit percentage of net sales (as defined within the agreement) and a royalty equal to low double-digit percentage of all sublicensing revenues (as defined within the agreement). The 2020 Sorrento License Agreement will remain in effect until terminated by either the Company or Sorrento for uncured material breach upon 90 days written notice or, after the first anniversary of the effective date of the Sorrento Agreement, by the Company for convenience upon six months’ written notice to Sorrento.

The Company and Sorrento are actively negotiating a new supply agreement related to the 2020 Sorrento License Agreement. The 2020 Sorrento Term Sheet details certain aspects of this supply agreement, including (i) pricing terms on material and/or licensed product supplied under the 2020 Sorrento License Agreement and (ii) incentive payments based on delivery of preclinical and clinical vectors by certain dates. As of September 30, 2020, the Company did not incur incentive payments related to the 2020 Sorrento Term Sheet.

Lung Biotechnology PBC License Agreement

On June 30, 2017, the Company entered into a license agreement with Lung Biotechnology PBC (“LB”), a wholly owned subsidiary of United Therapeutics Corporation (the “LB Agreement”), whereupon the Company granted to LB an exclusive, worldwide sublicensable license of certain intellectual property to develop and commercialize products in the fields of thoracic and abdominal organ transplantation and pulmonary diseases (the “LB Licensed IP”). Pursuant to the Agreement the Company agreed to supply LB with placental-derived stem cells for use in the development and commercialization of products.

On April 3, 2020, the Company and LB agreed to expand their strategic collaborative license agreement to include treatment of COVID-19 and Acute Respiratory Distress Syndrome (“ARDS”). Under the amended collaborative agreement, the Company will seek regulatory approval for CYNK-001 in the treatment of COVID-19, and LB will seek regulatory approval for CYNK-001 in the treatment of ARDS. LB has global rights under the amended collaborative agreement to commercialize CYNK-001 in the treatment of COVID-19 and ARDS. The collaboration will be governed by a joint steering committee to oversee development and commercialization activities. LB will provide financial support as needed and requested by Celularity, subject to a maximum of $75,000 per enrolled patient in the related clinical studies, which will be recorded as an offset to research and development expense.

Genting Innovation Pte Ltd Distribution Agreement

On May 4, 2018, concurrently with Dragasac’s equity investment in the Series B Preferred Stock, the Company entered into a distribution agreement with Genting Innovation Pte Ltd (“Genting”) pursuant to which Genting was granted supply and distribution rights to certain Company products in select Asia markets (the “Genting Agreement”). The Genting Agreement grants Genting limited distribution rights to the Company’s then-current portfolio of degenerative disease products and provides for the automatic rights to future products developed by or on behalf of the Company.

The term of the Genting Agreement was renewed on January 31, 2020, and automatically renews for successive twelve month terms unless Genting provides written notice of its intention not to renew at least three months prior to a renewal term or otherwise terminated by either party for cause.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

12. License and Distribution Agreements (cont.)

Genting and Dragasac are both direct subsidiaries of Genting Berhad, a public limited liability company incorporated and domiciled in Malaysia.

Sanuwave Licensing Agreement

On August 6, 2020, in conjunction with the sale of the UltraMIST business, the Company entered into a five-year licensing arrangement with Sanuwave that includes (i) an exclusive Biovance license for distribution and commercialization in the wound care market worldwide, except for certain Asian jurisdictions and (ii) a non-exclusive license for the distribution and commercialization of Interfyl in the wound care market worldwide, except for certain Asian jurisdictions (the “Sanuwave Licensing Agreement”). Sanuwave has the right to grant sublicenses of the exclusive Biovance license and non-exclusive Interfyl license to (i) its affiliates without the consent of the Company and (ii) any third party for the sole purpose of providing services directly to Sanuwave upon prior written consent by the Company. The Sanuwave License Agreement will automatically renew for additional one-year periods unless either party gives written notice of termination at least 180 days prior to the expiration of the then-current term. Under the Sanuwave License Agreement, the Company will receive a quarterly license fee and a defined royalty on each product sold. A credit is provided to Sanuwave for Biovance royalties up to the quarterly license fee amount (see Note 2). The Company may terminate the Sanuwave Licensing Agreement following the second year if annual sales of that year are less than $3,000. Following the third year of the agreement, either party may terminate the Sanuwave Licensing Agreement upon 90 days written notice should annual sales not exceed $5,000 in that third year or any year thereafter.

Under the Sanuwave Licensing Agreement, the Company will serve on a joint steering committee where it will oversee Sanuwave’s marketing efforts with respect to the licensed products.

13. Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the nine months ended September 30, 2020 and 2019, the Company contributed $986 and $578, respectively, to the plan.

14. Income Taxes

The income tax provision for all periods consists of federal and state taxes that are based on an estimated effective tax rates applicable for the full years ended December 31, 2020 and 2019, after giving effect to items specifically related to the interim periods.

The effective income tax rates for the nine months ended September 30, 2020 and 2019 were 2.1% and 18.5%, respectively, resulting in a tax benefit of $4,631 and $43,083, respectively. The principal factor affecting the comparability of the effective income tax rates for the respective periods is the Company’s valuation allowance that was recorded in 2020. The Company recorded a valuation allowance on its deferred tax assets as a result of the Company’s net deferred tax position shifting from a tax liability to a cumulative tax asset position. After weighing the evidence, the Company does not believe it is more likely than not to be able to utilize its net operating losses.

The tax benefit relates to the reversal of the Company’s previous deferred tax liability position which was primarily related to indefinite lived intangibles.

Cash paid for income taxes was immaterial for the nine months ended September 30, 2020 and 2019, primarily as a result of net operating losses.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

14. Income Taxes (cont.)

The Company sold $4,005 of its net operating losses and unused R&D tax credits through the New Jersey Economic Development Authority’s Technology Business Tax Certificate Transfer Program during the first nine months of 2020. The income resulting from the sale of net operating losses and unused R&D tax credits is recorded as a component of other income (expense) on the unaudited condensed consolidated statement of operations.

15. Segment Information

The Company regularly reviews its segments and the approach used by management to evaluate performance and allocate resources. Prior to the third quarter of 2020, the Company managed operations as one segment. In the third quarter of 2020, the Company began to manage its operations through an evaluation of three distinct business segments: Cell Therapy, Degenerative Disease, and BioBanking. The chief operating decision maker uses the revenues and earnings of the operating segments, among other factors, for performance evaluation and resource allocation among these segments.

Management has revised prior-period information (revenue and segment contribution) to conform to the current management evaluation, as operations were not evaluated under this format until the third quarter of 2020.

The reportable segments were determined based on the distinct nature of the activities performed by each segment. Cell Therapy broadly refers to therapies the Company is researching and developing. Therapies being researched are unproven and in various phases of development. Degenerative Disease produces, sells and licenses products used in surgical and wound care markets. Biobanking collects stem cells from umbilical cords and placentas and provides storage of such cells on behalf of individuals for future use.

The Company manages its assets on a total company basis, not by operating segment. Therefore, the chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, asset information is not reported by operating segment. Total assets were $450,873 and $521,495 as of September 30, 2020 and December 31, 2019, respectively.

Financial information by segment is as follows:

	Nine Months Ended September 30, 2020
	Cell Therapy	BioBanking	Degenerative Disease	Other			Total
Net sales	$—	$4,213	$6,822	$—			$11,035
Gross profit	—	2,445	4,828	—			7,273
Direct expenses	38,185	1,943	8,635	15,383			64,146
Segment contribution	(38,185)	502	(3,807)	(15,383)			(56,873)
Indirect expenses				106,107	(a	)	$106,107
Loss from operations							(162,980)

(a) Components of other
Change in fair value of contingent consideration liability				(26,136)
Impairment of acquired intangible assets				129,400
Amortization				2,843
Total other				$106,107

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

15. Segment Information (cont.)

	Nine Months Ended September 30, 2019
	Cell Therapy	BioBanking	Degenerative Disease	Other			Total
Net sales	$—	$4,380	$11,616	$—			$15,996
Gross profit	—	2,817	8,269	—			11,086
Direct expenses	33,064	1,987	13,151	16,923			65,125
Segment contribution	(33,064)	830	(4,882)	(16,923)			(54,039)
Indirect expenses				177,725	(a	)	$177,725
Loss from operations							(231,764)

(a) Components of other
Change in fair value of contingent consideration liability				56,524
Impairment of acquired intangible assets				118,100
Amortization				3,101
Total other				$177,725

16. Related Party Transactions

Sorrento Therapeutics, Inc.

Dr. Robin Smith, Jaisim Shah and Henry Ji, Ph.D., current members of the Company’s board of directors, along with David Lemus, a former member of the Company’s board of directors, are affiliated with Sorrento. See Note 10 “Equity” and Note 12 “License and Distribution Agreements” for other related party transactions with Sorrento.

Consulting Agreement with Dr. Andrew Pecora

In September 2017, Celularity entered into a scientific and clinical advisor agreement (the “SAB Agreement”) with Dr. Andrew Pecora, a member of the Celularity Board, which was superseded by a new SAB Agreement in February 1, 2019, and then further amended in April 2020 and October 2020. Under the current SAB Agreement, as amended by the second amendment, Dr. Pecora provides consulting and advisory services to Celularity, including acting as Celularity’s President of Medical Affairs.

The April 2020 amendment had a term of six months and provided for the payment of $20.0 per month and the issuance of a stock option to purchase 200,000 shares of Celularity’s common stock. Under the October 2020 amendment, which expires January 31, 2021, Dr. Pecora is entitled to: (i) cash consideration of $20.0 per month, (ii) a one-time cash bonus of $50.0 upon consummation of the Business Combination and (iii) a non-qualified stock option to purchase 200,000 shares of Celularity’s common stock, which vests based on certain defined performance objectives.

Pursuant to the SAB Agreements, the Company paid Dr. Pecora $340 and $180 for the nine months ended September 30, 2020 and 2019, respectively.

Consulting Agreements with Mr. David Lemus

On March 4, 2019, the Company entered into a consulting agreement with LEMAX LLC (“LEMAX”), owned by Mr. David Lemus, a former member of the Company’s board of directors, for the provision of consulting and advisory services (the “LEMAX Consulting Agreement”). Pursuant to the LEMAX Consulting Agreement, the Company paid LEMAX $144 during the nine months ended September 30, 2019. The LEMAX Consulting Agreement terminated in May 2019.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

16. Related Party Transactions (cont.)

On May 31, 2019, the Company entered into an employment relationship with Mr. Lemus pursuant to which he served as Chief Financial Officer. On November 22, 2019, the Company and Mr. Lemus entered into a separation agreement and release, effective as of December 31, 2019. The entry into the separation agreement effectively terminated the employment relationship.

Employment of an Immediate Family Member

Alexandra Hariri, the daughter of Robert J. Hariri, M.D., Ph.D., Celularity’s Chairman and Executive Officer, is employed by Celularity as an Executive Director, Corporate Strategy & Business Development. For the year ended December 31, 2018, Ms. Hariri earned $86 in base salary, $11 in bonus and an equity award which was in line with similar roles at Celularity. Ms. Hariri transitioned to part-time in late 2018, and her base salary for each of the years ended December 31, 2019 and 2020 was $38 per year. In 2021, Ms. Hariri transitioned back to full-time and her base salary is $210. Ms. Hariri has received and continues to be eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

Matthew Pecora, the son of Andrew Pecora, M.D., a current member of the Celularity Board, Celularity’s President of Medical Affairs and member of Celularity’s Scientific and Clinical Advisory Board, is employed by Celularity as Manager, Clinical Supply Chain. For the years ended December 31, 2018, 2019 and 2020, Mr. Pecora earned $7, $90 and $104, respectively, in base salary and bonus and he earned equity awards which were in line with similar roles at Celularity. For the year ended December 31, 2021, Mr. Pecora’s base salary is $121. Mr. Pecora has received and continues to be eligible to receive a bonus, equity awards and benefits on the same general terms and conditions as applicable to unrelated employees in similar positions.

CURA Foundation

During the nine months ended September 30, 2020, the Company made a contribution of $375 to the CURA Foundation in support of the International Vatican. Dr. Robin L. Smith, who joined the Company’s board of directors in August 2019 and is the president and chairperson of the board of the CURA Foundation. During the nine months ended September 30, 2019, the Company did not make a contribution to the CURA Foundation.

Cryoport Systems, Inc

In January 2019, Celularity entered into a master services agreement with Cryoport Systems, Inc. (“Cryoport”) pursuant to which Cryoport will provide cold-chain logistic services to Celularity to support its pre-clinical and clinical studies. Robert J. Hariri, M.D., Ph.D., Celularity’s Chairman and Executive Officer, is a member of the board of directors of Cryoport. During the nine months ended September 30, 2020, the Company made payments totaling $139 to the Cryoport for transportation of cryopreserved materials. Payments to Cryoport were not material for the nine months ended September 30, 2019.

Dragasac Warrants

On January 9, 2020, the Company issued a warrant to Dragasac which provides the right to purchase 8,495,796 shares of Series B Preferred Stock (see Note 10). No other existing Series B holders were granted warrants at the time of their issuance. Dragasac had approximately 26% and 30% ownership in the Company’s outstanding shares as of September 30, 2020 and December 31, 2019, respectively.

CELULARITY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

17. Subsequent Events

The Company evaluated subsequent events from the balance sheet date through January 25, 2021, the date at which the financial statements were available to be issued, and there are no other items requiring disclosure except for the following:

Entrance into a Merger Agreement with GX Acquisition Corp.

On January 8, 2021, the Company entered into a merger agreement with GX Acquisition Corp. (“GX”), a special purpose acquisition company. Pursuant to the Merger Agreement, a subsidiary of GX will merge with and into Celularity (“First Merger”), with Celularity surviving the First Merger as a wholly owned subsidiary of GX. Immediately following the First Merger, and as part of the same overall transaction as the First Merger, the surviving company will be merged with and into another subsidiary, Second Merger Sub, (“Second Merger” and, together with the First Merger, the “Mergers”) with Second Merger Sub being the surviving entity of the Second Merger to affect the Business Combination. The surviving company will be renamed Celularity Inc. The Mergers are subject to approval by stockholders of each company, among other customary terms and conditions.

The Business Combination will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, GX has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing Celularity stockholders comprising a relative majority of the voting power of the combined company, Celularity’s operations prior to the acquisition comprising the only ongoing operations of New Celularity, the majority of New Celularity’s board of directors appointment by Celulartiy, and Celularity’s senior management comprising a majority of the senior management of New Celularity. Accordingly, for accounting purposes, the financial statements of the Combined Entity will represent a continuation of the financial statements of Celularity with the Business Combination being treated as the equivalent of Celularity issuing stock for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical costs, with no goodwill or other intangible assets recorded.

Amendment to the Dragasac Warrant

On January 8, 2021, the Company entered into a warrant amendment agreement (“Amendment No. 2”) to amend the warrant issued to Dragasac on January 9, 2020, as amended on March 16, 2020 (“Amendment No. 1”). The original January 9, 2020 warrant agreement provided for the purchase of an aggregate of 8,495,796 shares of the Company’s Series B Preferred Stock at an exercise price per share equal to the lesser of $5.20 per share or 80% of either (i) the value attributed to one share of Series B Preferred Stock upon a consummation of a change of control or the closing of a strategic transaction or (ii) the price at which one share of the common stock is sold to the public in an IPO. Amendment No. 1, provided that the warrants are exercisable on the first to occur of (a) March 16, 2025, (b) the consummation of the Company’s IPO, (c) the consummation of a change of control and (d) the closing of a strategic transaction pursuant to which the Company’s stockholders exchange their existing shares of capital stock in the Company for shares in a company whose shares are listed on a national stock exchange. Amendment No. 2 added a cashless exercise provision and eliminated the provision that would have provided for expiration of the warrant upon consummation of the Business Combination. Any portion of the warrant that is unexercised prior to consummation of the Business Combination will convert into warrants to purchase shares of GX Class A Common Stock, with the exercise price and number of shares adjusted as per the Exchange Ratio and the terms of the Merger Agreement.

Amendment to the Starr Warrant

On January 8, 2021, the Company entered into a warrant amendment agreement to amend the warrant issued to Starr International Investments, Ltd. (“Starr International”) on March 16, 2020 (the “Starr Warrant”). The Starr Warrant provides for the purchase of an aggregate of 8,640,055 shares of the Company’s Series B Preferred Stock at an exercise price per share equal to $5.787 per share. Celularity and Starr International amended the Starr Warrant to add cashless exercise provisions following the consummation of the Business Combination. Any portion of the Starr Warrant that is unexercised prior to the consummation of the Business Combination will convert into a warrant to purchase shares of GX Class A Common Stock, with the exercise price and number of shares adjusted as per the Exchange Ratio and the terms of the Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
GX Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GX Acquisition Corp. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from August 24, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2018.

New York, NY
March 23, 2020

GX ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash	$917,007	$24,707
Prepaid expenses	92,150	—
Total Current Assets	1,009,157	24,707

Deferred offering costs	—	149,750
Deferred tax asset	1,653
Marketable securities held in Trust Account	290,594,540	—
TOTAL ASSETS	$291,605,350	$174,457

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$210,211	$555
Income taxes payable	18,883	—
Promissory note – related party	—	150,000
Total Current Liabilities	229,094	150,555

Deferred underwriting fee payable	10,812,500	—
Total Liabilities	11,041,594	150,555

Commitments and Contingencies (Note 6)
Common stock subject to possible redemption, 27,283,483 and no shares at redemption value as of December 31, 2019 and 2018, respectively	275,563,755	—

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,466,517 and no shares issued and outstanding (excluding 27,283,483 and no shares subject to possible redemption) as of December 31, 2019 and 2018, respectively	147	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 7,187,500 and 8,625,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	719	863
Additional paid-in capital	2,487,262	24,137
Retained earnings/(Accumulated deficit)	2,511,873	(1,098)
Total Stockholders’ Equity	5,000,001	23,902
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$291,605,350	$174,457

The accompanying notes are an integral part of the financial statements.

GX ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2019	For the Period from August 24, 2018 (inception) Through December 31, 2018
Operating and formation costs	$564,339	$1,098
Loss from operations	(564,339)	(1,098)

Other income (expense):
Interest income on marketable securities held in Trust Account	3,753,411	—
Unrealized loss on marketable securities held in Trust Account	(7,871)	—
Other income, net	3,745,540	—

Income (loss) before provision for income taxes	3,181,201	(1,098)
Provision for income taxes	(668,230)	—
Net income (loss)	$2,512,971	$(1,098)

Weighted average shares outstanding, basic and diluted(1)	8,015,444	7,500,000

Basic and diluted net loss per common share(2)	$(0.03)	$(0.00)

____________

(1)      Excludes an aggregate of up to 27,283,483 shares subject to possible redemption at December 31, 2019 and 1,125,000 shares at December 31, 2018 subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part.

(2)      Net loss per common share — basic and diluted excludes interest income of $2,730,520 attributable to shares subject to possible redemption for the year ended December 31, 2019.

The accompanying notes are an integral part of the financial statements.

GX ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – August 24, 2018 (inception)	—	$—	—	$—	$—	$—	$—
Sale of common stock to Sponsor(1)	—	—	8,625,000	863	24,137	—	25,000
Net loss			—	—	—	(1,098)	(1,098)
Balance – December 31, 2018	—	—	8,625,000	863	24,137	(1,098)	23,902
Sale of 28,750,000 Units, net of underwriting discounts and offering expenses	28,750,000	2,875	—	—	271,024,008	—	271,026,883
Sale of 7,000,000 Private Placement Warrants	—	—	—	—	7,000,000	—	7,000,000
Forfeiture of Founder Shares	—	—	(1,437,500)	(144)	144	—	—
Common stock subject to possible redemption	(27,283,483)	(2,728)	—	—	(275,561,027)	—	(275,563,755)
Net income	—	—	—	—	—	2,512,971	2,512,971
Balance – December 31, 2019	1,466,517	$147	7,187,500	$719	$2,487,262	$2,511,873	$5,000,001

The accompanying notes are an integral part of the financial statements.

GX ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2019	For the Period from August 24, 2018 (Inception) Through December 31, 2018
Cash Flows from Operating Activities:
Net income (loss)	$2,512,971	$(1,098)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(3,753,411)	—
Unrealized loss on marketable securities held in Trust Account	7,871	—
Deferred income tax provision	(1,653)	—
Changes in operating assets and liabilities:
Prepaid expenses	(92,150)	—
Accounts payable and accrued expenses	209,656	555
Income taxes payable	18,883	—
Net cash used in operating activities	(1,097,833)	(543)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(287,500,000)	—
Cash withdrawn from Trust Account to pay income taxes	651,000	—
Net cash used in investing activities	(286,849,000)	—

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	282,500,000	—
Proceeds from sale of Private Placement Warrants	7,000,000	—
Proceeds from promissory notes – related party	130,000	150,000
Repayment of promissory notes – related party	(280,000)	—
Payment of offering costs	(510,867)	(149,750)
Net cash provided by financing activities	288,839,133	25,250

Net Change in Cash	892,300	24,707
Cash – Beginning	24,707	—
Cash – Ending	$917,007	$24,707

Supplemental cash flow information:
Cash paid for income taxes	$651,000	$—

Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$273,048,700	$—
Change in value of common stock subject to possible redemption	$2,515,055	$—
Deferred underwriting fee payable	$10,812,500	$—

The accompanying notes are an integral part of the financial statements.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GX Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on August 24, 2018. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2019, the Company had not yet commenced any operations. All activity for the period August 24, 2018 (inception) through December 31, 2019 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on May 20, 2019. On May 23, 2019, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,000,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Company’s sponsor, GX Sponsor LLC (the “Sponsor”), generating gross proceeds of $7,000,000, which is described in Note 4.

Transaction costs amounted to $16,473,117, consisting of $5,000,000 of underwriting fees, $10,812,500 of deferred underwriting fees and $660,617 of other offering costs. In addition, as of December 31, 2019, cash of $917,007 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on May 23, 2019, an amount of $287,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), which have been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that, a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public shareholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Company’s Sponsor has agreed (a) to vote its Founder Shares (as defined in Note 5), the common stock included in the Private Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Placement Warrants (including underlying securities) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Company’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Placement Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

The Company will have until May 23, 2021 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

Our Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entering into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

statements with another public company, which is neither an emerging growth company nor an emerging growth company and which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019 and 2018.

Marketable securities held in Trust Account

At December 31, 2019, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills. Through December 31, 2019, the Company withdraw $651,000 of interest earned on the Trust Account to pay its income taxes.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net loss per common share

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. At December 31, 2018, weighted average shares were reduced for the effect of an aggregate of 1,125,000 Founder Shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at December 31, 2019, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 21,375,000 shares of common stock in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

Reconciliation of net loss per common share

The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted net loss per common share is calculated as follows:

	Year Ended December 31, 2019	For the Period From August 24, 2018 (inception) Through December 31, 2018
Net income (loss)	$2,512,971	$(1,098)
Less: Income attributable to common stock subject to possible redemption	(2,730,520)	—
Adjusted net loss	$(217,549)	$(1,098)

Weighted average shares outstanding, basic and diluted	8,015,444	7,500,000

Basic and diluted net loss per common share	$(0.03)	$(0.00)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriter of its option to purchase an additional 3,750,000 Units at $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,000,000 in the aggregate), each exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2018, the Company issued an aggregate of 8,625,000 shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. In April 2019, the Sponsor contributed back to the Company, for no consideration, 1,437,500 Founder Shares, resulting in an aggregate of 7,187,500 Founder Shares outstanding. The 7,187,500 Founder Shares included an aggregate of up to 937,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Placement Warrants and underlying securities). As a result of the underwriter’s election to fully exercise its over-allotment option, 937,500 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the shareholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Promissory Note — Related Party

On September 24, 2018, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the earlier of March 31, 2019 or the completion of the Initial Public Offering. On March 29, 2019, the Sponsor and the Company, for no consideration, agreed to extend the maturity date of the Note from the earlier of March 31, 2019 or the completion of the Initial Public Offering to the earlier of June 30, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under the Note of $280,000 were repaid upon the consummation of the Initial Public Offering on May 23, 2019.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion. Up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Private Units at a price of $10.00 per Unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on May 20, 2019, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2019, the Company incurred and paid $80,000 in fees for these services.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on May 20, 2019, the holders of the Founder Shares, Private Placement Warrants (and their underlying securities) and any Units that may be issued upon conversion of the Working Capital Loans (and underlying securities) will be entitled to registration rights. The holders of 25% of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement will not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter’s Agreement

The underwriter is entitled to a deferred fee of $10,812,500, which will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Consulting Agreement

In June 2019, the Company entered into a consulting arrangement for services to help identify and introduce the Company to potential targets and provide assistance with the negotiations in connection with a Business Combination. The agreement provides for a monthly fee of $12,500. For the year ended December 31, 2019, the Company incurred and paid $90,500 in such fees.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At December 31, 2019 and 2018, there were no preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 100,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 1,466,517 and no shares of Class A common stock issued and outstanding, excluding 27,283,483 and no shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue up to 10,000,000 shares of Class B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. As a result of the underwriter’s election to fully exercise its over-allotment option, 937,500 Founder Shares are no longer subject to forfeiture. At December 31, 2019 and 2018, there were 7,187,500 and 8,625,000 shares of Class B common stock issued and outstanding, respectively.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common shares issuable upon exercise of the Public Warrants and a current prospectus relating to such common shares. Notwithstanding the foregoing, if a registration statement covering the common shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the Public Warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7. STOCKHOLDERS’ EQUITY (cont.)

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 8. INCOME TAX

The Company did not have significant deferred tax assets or liabilities at December 31, 2018 and the provision for income tax was deemed to be immaterial for the period from August 24, 2018 (inception) through December 31, 2018.

The Company’s net deferred tax assets at December 31, 2019 are as follows:

December 31, 2019
Deferred tax asset
Unrealized loss on securities	$1,653
Total deferred tax asset	1,653
Valuation allowance	—
Deferred tax asset, net of allowance	$1,653

The income tax provision consists of the following:

Year Ended December 31, 2019
Federal
Current	$669,883
Deferred	(1,653)

State
Current	$—
Deferred	—
Change in valuation allowance	—
Income tax provision	$668,230

As of December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers (“NOLs”) available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 is as follows:

2019
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	0.0%
Income tax provision	21.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open and subject to examination.

GX ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$290,594,540

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

GX ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current Assets
Cash	$454,497	$917,007
Prepaid expenses	65,935	92,150
Total Current Assets	520,432	1,009,157

Deferred tax asset	—	1,653
Marketable securities held in Trust Account	291,844,594	290,594,540
TOTAL ASSETS	$292,365,026	$291,605,350

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$59,613	$210,211
Income taxes payable	81,701	18,883
Total Current Liabilities	141,314	229,094

Deferred tax liability	3,881	—
Deferred underwriting fee payable	10,812,500	10,812,500
Total Liabilities	10,957,695	11,041,594

Commitments and Contingencies (Note 6)
Common stock subject to possible redemption, 27,239,680 and 27,283,483 shares at redemption value as of September 30, 2020 and December 31, 2019, respectively	276,407,327	275,563,755

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,510,320 and 1,466,517 shares issued and outstanding (excluding 27,239,680 and 27,283,483 shares subject to possible redemption) as of September 30, 2020 and December 31, 2019, respectively	151	147
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 7,187,500 shares issued and outstanding as of September 30, 2020 and December 31, 2019	719	719
Additional paid-in capital	1,643,686	2,487,262
Retained earnings	3,355,448	2,511,873
Total Stockholders’ Equity	5,000,004	5,000,001
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$292,365,026	$291,605,350

The accompanying notes are an integral part of these condensed financial statements.

GX ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating costs	$208,305	$202,004	$658,177	$317,375
Loss from operations	(208,305)	(202,004)	(658,177)	(317,375)

Other income:
Interest income on marketable securities held in Trust Account	100,729	1,679,863	1,707,779	2,351,856
Unrealized gain (loss) on marketable securities held in Trust Account	60,088	(58,660)	18,478	187,932
Other income, net	160,817	1,621,203	1,726,257	2,539,788
(Loss) income before income taxes	(47,488)	1,419,199	1,068,080	2,222,413
Benefit from (provision for) income taxes	9,964	(298,032)	(224,505)	(466,707)
Net (loss) income	$(37,524)	$1,121,167	$843,575	$1,755,706
Weighted average shares outstanding, basic and diluted(1)	8,668,801	8,640,339	8,672,285	7,803,850
Basic and diluted net loss per common share(2)	$(0.02)	$(0.01)	$(0.05)	$(0.02)

____________

(1)      Excludes an aggregate of up to 27,239,680 and 27,299,778 shares subject to possible redemption at September 30, 2020 and 2019, respectively.

(2)      Net loss per common share — basic and diluted excludes interest income of $114,440 and $1,280,785 attributable to shares subject to possible redemption for the three and nine months ended September 30, 2020, respectively, and $1,209,003 and $1,873,638 attributable to common stock subject to possible redemption for the three and nine months ended September 30, 2019, respectively.

The accompanying notes are an integral part of these condensed financial statements.

GX ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	1,466,517	$147	7,187,500	$719	$2,487,262	$2,511,873	$5,000,001
Change in value of common stock subject to possible redemption	40,058	4	—	—	(1,024,684)	—	(1,024,680)
Net income	—	—	—	—	—	1,024,687	1,024,687
Balance – March 31, 2020	1,506,575	151	7,187,500	719	1,462,578	3,536,560	5,000,008
Change in value of common stock subject to possible redemption	(25,274)	(3)	—	—	143,590	—	143,587
Net loss	—	—	—	—	—	(143,588)	(143,588)
Balance – June 30, 2020	1,481,301	148	7,187,500	719	1,606,168	3,392,972	5,000,007
Change in value of common stock subject to possible redemption	29,019	3	—	—	37,518	—	37,521
Net loss	—	—	—	—	—	(37,524)	(37,524)
Balance – September 30, 2020	1,510,320	$151	7,187,500	$719	$1,643,686	$3,355,448	$5,000,004

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2019	—	$—	8,625,000	$863	$24,137	$(1,098)	$23,902
Net loss			—	—	—	(121)	(121)
Balance – March 31, 2019	—	—	8,625,000	863	24,137	(1,219)	23,781
Sale of 28,750,000 Units, net of underwriting discounts and offering expenses	28,750,000	2,785	—	—	271,024,008	—	271,026,883
Sale of 7,000,000 Private Placement Warrants	—	—	—	—	7,000,000	—	7,000,000
Forfeiture of Founder Shares	—	—	(1,437,500)	(144)	144	—	—
Common stock subject to possible redemption	(27,297,161)	(2,730)	—	—	(273,682,593)	—	(273,685,323)
Net income	—	—	—	—	—	634,660	634,660
Balance – June 30, 2019	1,452,839	145	7,187,500	719	4,365,696	633,441	5,000,001
Change in value of common stock subject to possible redemption	(2,617)	—	—	—	(1,121,167)	—	(1,121,167)
Net income	—	—	—	—	—	1,121,167	1,121,167
Balance – September 30, 2019	1,450,222	$145	7,187,500	$719	$3,244,529	$1,754,608	$5,000,001

The accompanying notes are an integral part of these condensed financial statements.

GX ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Cash Flows from Operating Activities:
Net income	$843,575	$1,755,706
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,707,779)	(2,351,856)
Unrealized gain on marketable securities held in Trust Account	(18,478)	(187,932)
Deferred income tax provision	5,534	39,466
Changes in operating assets and liabilities:
Prepaid expenses	26,215	(127,913)
Accounts payable and accrued expenses	(150,598)	106,259
Income taxes payable	62,818	(107,759)
Net cash used in operating activities	(938,713)	(874,029)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(137,500)	(287,500,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	613,703	535,000
Net cash provided by (used in) investing activities	476,203	(286,965,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	282,500,000
Proceeds from sale of Private Placement Warrants	—	7,000,000
Proceeds from promissory notes – related party	—	130,000
Repayment of promissory notes – related party	—	(280,000)
Payment of offering costs	—	(510,867)
Net cash provided by financing activities	—	288,839,133

Net Change in Cash	(462,510)	1,000,104
Cash – Beginning	917,007	24,707
Cash – Ending	$454,497	$1,024,811

Supplemental cash flow information:
Cash paid for income taxes	$156,153	$535,000

Non-cash investing and financing activities:
Initial classification of common stock subject to redemption	$—	$273,048,700
Change in value of common stock subject to possible redemption	$843,572	$1,757,790
Deferred underwriting fee payable	$—	$10,812,500

The accompanying notes are an integral part of these condensed financial statements.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GX Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on August 24, 2018. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2020, the Company had not yet commenced any operations. All activity through September 30, 2020 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on May 20, 2019. On May 23, 2019, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,000,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Company’s sponsor, GX Sponsor LLC (the “Sponsor”), generating gross proceeds of $7,000,000, which is described in Note 4.

Transaction costs amounted to $16,473,117, consisting of $5,000,000 of underwriting fees, $10,812,500 of deferred underwriting fees and $660,617 of other offering costs. In addition, as of September 30, 2020, cash of $454,497 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on May 23, 2019, an amount of $287,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), which have been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares,

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that, a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public shareholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Company’s Sponsor has agreed (a) to vote its Founder Shares (as defined in Note 5), the common stock included in the Private Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Placement Warrants (including underlying securities) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Company’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Placement Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

The Company will have until May 23, 2021 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Company’s Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Company’s Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, we cannot assure you that the Company’s Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Liquidity and Going Concern

As of September 30, 2020, the Company had $454,497 in its operating bank accounts, $291,844,594 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital of $490,819, which excludes franchise and income taxes payable as such amounts can be paid from the interest earned in the Trust Account. As of September 30, 2020, approximately $4,345,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through May 23, 2021, the date that the Company will be required to cease all operations, except for the purpose of winding up, if a Business Combination is not consummated. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 24, 2020, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2019 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The interim results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company and which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020 and December 31, 2019.

Marketable Securities Held in Trust Account

At September 30, 2020 and December 31, 2019, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills. Through September 30, 2020, the Company withdrew $1,264,703 of interest earned on the Trust Account to pay its franchise and income taxes, of which $613,703 was withdrawn during the nine months ended September 30, 2020 and $137,500 was returned due to a reduction in the estimated tax liability of the Company for the nine months ended September 30, 2020.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at September 30, 2020 and 2019, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 21,375,000 shares of common stock in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

Reconciliation of Net Loss Per Common Share

The Company’s net (loss) income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted net loss per common share is calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income	$(37,524)	$1,121,167	$843,575	$1,755,706
Less: Income attributable to common stock subject to possible redemption	(114,440)	(1,209,003)	(1,280,785)	(1,873,638)
Adjusted net loss	$(151,964)	$(87,836)	$(437,210)	$(117,932)
Weighted average shares outstanding, basic and diluted	8,668,801	8,640,339	8,672,285	7,803,850
Basic and diluted net loss per common share	$(0.02)	$(0.01)	$(0.05)	$(0.02)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units at a purchase price of $10.00 per Unit, which included 3,750,000 units sold at $10.00 per Unit upon the full exercise by the underwriter of its over-allotment option. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,000,000 in the aggregate), each exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2018, the Company issued an aggregate of 8,625,000 shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. In April 2019, the Sponsor contributed back to the Company, for no consideration, 1,437,500 Founder Shares, resulting in an aggregate of 7,187,500 Founder Shares outstanding. The 7,187,500 Founder Shares included an aggregate of up to 937,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Placement Warrants and underlying securities). As a result of the underwriter’s election to fully exercise its over-allotment option, 937,500 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the shareholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Promissory Note — Related Party

On September 24, 2018, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the earlier of March 31, 2019 or the completion of the Initial Public Offering. On March 29, 2019, the Sponsor and the Company, for no consideration, agreed to extend the maturity date of the Note from the earlier of March 31, 2019 or the completion of the Initial Public Offering to the earlier of June 30, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under the Note of $280,000 were repaid upon the consummation of the Initial Public Offering on May 23, 2019.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion. Up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Private Units at a price of $10.00 per Unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on May 20, 2019, the Company began paying an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2020, the Company incurred and paid $30,000 and $90,000 in fees for these services, respectively. For the three and nine months ended September 30, 2019, the Company incurred and paid $30,000 and $50,000 in fees for these services, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on May 20, 2019, the holders of the Founder Shares, Private Placement Warrants (and their underlying securities) and any Units that may be issued upon conversion of the Working Capital Loans (and underlying securities) will be entitled to registration rights. The holders of 25% of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement will not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter’s Agreement

The underwriter is entitled to a deferred fee of $10,812,500, which will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Consulting Agreement

In June 2019, the Company entered into a consulting arrangement for services to help identify and introduce the Company to potential targets and provide assistance with the negotiations in connection with a Business Combination. The agreement provides for a monthly fee of $12,500. For the three and nine months ended September 30, 2020, the Company incurred and paid $37,500 and $112,500 in such fees, respectively. For the three and nine months ended September 30, 2019, the Company incurred and paid $37,500 and $53,000 in such fees, respectively.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue up to 1,000,000 shares of $0.0001 par value preferred stock. At September 30, 2020 and December 31, 2019, there were no preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 100,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s Class A common stock are entitled to one vote for each share. At September 30, 2020 and December 31, 2019, there were 1,510,320 and 1,466,517 shares of Class A common stock issued and outstanding, excluding 27,239,680 and 27,283,483 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue up to 10,000,000 shares of Class B, $0.0001 par value common stock. Holders of the Company’s Class B common stock are entitled to one vote for each share. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. As a result of the underwriter’s election to fully exercise its over-allotment option, 937,500 Founder Shares are no longer subject to forfeiture. At September 30, 2020 and December 31, 2019, there were 7,187,500 shares of Class B common stock issued and outstanding.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common shares issuable upon exercise of the Public Warrants and a current prospectus relating to such common shares. Notwithstanding the foregoing, if a registration statement covering the common shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the Public Warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 7. STOCKHOLDERS’ EQUITY (cont.)

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

GX ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$291,844,594	$290,594,540

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

Annex A

Execution Version

MERGER AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

GX ACQUISITION CORP.,

ALPHA FIRST MERGER SUB, INC.

ALPHA SECOND MERGER SUB, LLC

AND

CELULARITY INC.

DATED AS OF JANUARY 8, 2021

Annex A-i

Annex A-ii

Exhibit A	Form of Amended and Restated Registration Rights Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Second Amended and Restated Certificate of Incorporation of GX
Exhibit D	Form of GX Bylaws
Exhibit E	Form of Pre-Closing Charter Amendment

Schedule A	Company Key Employees
Schedule B	Outstanding Company Warrants

Annex A-iii

MERGER AGREEMENT AND PLAN OF REORGANIZATION

This MERGER AGREEMENT AND PLAN OF REORGANIZATION, dated as of January 8, 2021 (this “Agreement”), is made by and among GX Acquisition Corp., a Delaware corporation (“GX”), Alpha First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GX (“First Merger Sub”), Alpha Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of GX (“Second Merger Sub”) and Celularity Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), GX and the Company will enter into a business combination transaction pursuant to which (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of GX (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Mergers are fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Mergers and the other transactions contemplated by this Agreement, and (b) has recommended the approval and adoption of this Agreement and the Mergers by the stockholders of the Company;

WHEREAS, the Board of Directors of GX (the “GX Board”) has (a) approved and adopted this Agreement and declared its advisability and approved the payment of the Per Share Merger Consideration to the stockholders of the Company pursuant to this Agreement and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Transactions by the stockholders of GX;

WHEREAS, the Board of Directors of First Merger Sub (the “First Merger Sub Board”) and the Board of Managers of Second Merger Sub (the “Second Merger Sub Board”) have each (a) determined that the Mergers are fair to, and in the best interests of, First Merger Sub and Second Merger Sub, respectively, and their sole stockholder or member, respectively, and approved and adopted this Agreement and declared its advisability and approved the Mergers and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Mergers by the sole stockholder or member of First Merger Sub and Second Merger Sub, respectively;

WHEREAS, promptly following the execution and delivery of this Agreement (and in no event later than 24 hours thereafter), GX, the Company and the Specified Stockholders, expect to enter into Stockholder Support Agreements (the “Stockholder Support Agreements”), providing that, among other things, the Specified Stockholders will vote their Capital Stock in favor of this Agreement, the Mergers and the other Transactions;

WHEREAS, in connection with the Closing, GX, certain stockholders of the Company and certain stockholders of GX, shall enter into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit A;

WHEREAS, in connection with the Closing, GX and certain stockholders of the Company shall enter into Lock-Up Agreements (the “Lock-Up Agreements”) substantially in the form attached hereto as Exhibit B;

WHEREAS, the officers and directors of GX and GX Sponsor LLC, a Delaware limited liability company (the “Sponsor”) have entered into a Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), pursuant to which, among other things, the persons indicated on the signature pages thereof have agreed to vote their GX Common Stock in favor of this Agreement, the Mergers and the other Transactions;

Annex A-1

WHEREAS, each individual listed on Schedule A (each, a “Key Employee”) has accepted and executed (and not revoked, rescinded, or otherwise repudiated) an employment offer letter (collectively, the “New Employment Agreements”) to become effective at the Closing (as defined below);

WHEREAS, GX, on or prior to the date of execution and delivery of this Agreement, is entering into subscription agreements (the “Subscription Agreements”) with certain investors (the “Private Placement Investors”), pursuant to which the Private Placement Investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase shares of GX Common Stock at $10.00 per share in a private placement or placements (the “Private Placements”) in an aggregate amount of $83,400,000 (the “Subscription Amount”), to be consummated prior to or substantially concurrently with the consummation of the Transactions; and

WHEREAS, for United States federal and applicable state income Tax purposes, it is intended that the First Merger and the Second Merger, taken together, shall be viewed as a single integrated transaction that shall qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement:

“Action” means any litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Exercise Price” means the aggregate dollar amount payable to the Company upon the exercise of all Company Options and Company Warrants (as to which no notice of exercise has been delivered to the Company prior to the Closing) that are outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time), calculated by adding the sum of all exercise prices under such Company Options and Company Warrants.

“Ancillary Agreements” means the Stockholder Support Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, the Lock-Up Agreements and all other agreements, certificates and instruments executed and delivered by GX, First Merger Sub, Second Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means, as applicable (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be required or authorized to be closed due to a “shelter in place”, “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

Annex A-2

“Business Systems” means all Software, firmware, middleware, equipment, workstations, routers, hubs, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service,” that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Celularity Reference Share Value” means a dollar amount equal to (i) the sum of the Company Equity Value plus the Aggregate Exercise Price divided by (ii) the number of Fully Diluted Company Shares.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, dated March 16, 2020, as may be amended, restated or otherwise modified from time to time (including by the Pre-Closing Charter Amendment).

“Company Common Stock” means the common stock of the Company, par value of $0.0001 per share, designated as common stock in the Company Charter.

“Company Equity Value” shall mean $1,250,000,000 plus any cash paid to the Company from the exercise of Company Warrants prior to the Closing.

“Company IP” means, collectively, all Company Owned IP and Company Licensed IP.

“Company Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or that the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with any one or more other events, circumstances, changes and effects, (i) is or would reasonably be expected to be materially adverse to the business, financial condition, assets and liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole or (ii) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Mergers or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement; (f) any event, circumstance, change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representations or warranty set forth in Section 4.04 or Section 4.05 but subject to any disclosures set forth in Section 4.04 or Section 4.05 of the Company Disclosure Schedule); (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that this clause (g) shall not prevent a determination that any event, circumstance, change or effect underlying such failure has resulted in a Company Material Adverse Effect); (h) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or relating to any such programs or studies, or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which GX has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately and adversely affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate.

Annex A-3

“Company Option Plan” means the Celularity Inc. 2017 Equity Incentive Plan, as such may have been amended, supplemented or modified from time to time.

“Company Options” means all outstanding options to purchase Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Option Plan or otherwise.

“Company Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Preferred Stock” means the Series A Preferred Stock, Series B Preferred Stock and the Series X Preferred Stock.

“Company Securities” means the Company Common Stock, the Company Preferred Stock, the Company Options and the Company Warrants.

“Company Warrant” means a warrant to purchase Series B Preferred Stock of the Company as set forth on Schedule B hereto.

“Company Warrant Shares” means the number of shares of Company Common Stock that would be issuable upon the exercise of a Company Warrant for cash and assuming the conversion of the Series B Preferred Stock underlying such outstanding Company Warrant pursuant to Section 3.01(a).

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, the Company Subsidiaries, or any Suppliers or customers of the Company or any Company Subsidiaries or GX or its subsidiaries (as applicable) that is not already generally available to the public, including any Intellectual Property rights.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Disabling Devices” means Software, viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, spyware, malware, worms, other computer instructions, intentional devices, techniques, other technology, disabling codes, instructions, or other similar code or software routines or components that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, delete, maliciously encumber, hack into, incapacitate, perform unauthorized modifications, infiltrate or slow or shut down a computer system or data, software, system, network, other device, or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP, or Business Systems from misuse.

“Employee Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), any nonqualified deferred compensation plan subject to Section 409A of the Code, and each other retirement, health, welfare, cafeteria, bonus, commission, stock option, stock purchase, restricted stock, other equity or equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, and similar plan, program, policy, practice, agreement, or arrangement, whether written or unwritten.

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

Annex A-4

“Exchange Act” means the Exchange Act of 1934, as amended.

“Exchange Ratio” means the following ratio: the quotient obtained by dividing (i) the Celularity Reference Share Value by (ii) the GX Cash in Trust Per Share.

“Existing Permitted Indebtedness” means the indebtedness of the Company identified on Section 1.01(A) of the Company Disclosure Schedules.

“First Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of First Merger Sub, as amended, modified or supplemented from time to time.

“Formation Date” means August 29, 2016.

“Fully Diluted Company Shares” means, as of the Effective Time, a number of shares of Company Common Stock determined as follows without duplication, and expressed in each case on a fully diluted and as-converted to Company Common Stock basis: (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Company Common Stock issuable in respect of all unexpired, issued and outstanding Company Options, (iii) the number of shares of Company Common Stock issuable upon the conversion of the Company Preferred Stock pursuant to Section 3.01(a) (including in respect of any Company Warrant Shares issued upon exercise of a Company Warrant prior to or in connection with the Closing) and (iv) the Company Warrant Shares to the extent the related Company Warrant remains outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time).

“GX Bylaws” means the Bylaws of GX.

“GX Cash in Trust Per Share” means a dollar amount equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the Closing Date, including interest earned on the funds held in the Trust Account and not previously released to GX to pay its taxes by (b) the Public Shares outstanding as of two (2) business days prior to the Closing Date.

“GX Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of GX, dated as of May 20, 2019.

“GX Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with any one or more other events, circumstances, changes and effects, (i) is or would reasonably be expected to be materially adverse to the business, financial condition, assets and liabilities or results of operations of GX; or (ii) would prevent, materially delay or materially impede the performance by GX, First Merger Sub or Second Merger Sub of their respective obligations under this Agreement or the consummation of the Mergers or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a GX Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which GX operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by GX as required by this Agreement or any Ancillary Agreement, (f) any event, circumstance change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions or (g) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (c), to the extent that GX is disproportionately and adversely affected thereby as compared with other participants in the industry in which GX operate.

“GX Organizational Documents” means the GX Certificate of Incorporation and bylaws, in each case as amended, modified or supplemented from time to time.

Annex A-5

“GX Units” means the units issued in the IPO or the overallotment consisting of one (1) share of GX Class A Common Stock and one-half (1/2) of one (1) GX Warrant.

“Hazardous Substance(s)” means: (i) any substances, wastes, or materials defined, identified or regulated as hazardous or toxic or as a pollutant or a contaminant under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon; and (v) any other substance, material or waste regulated by, or for which standards of care may be imposed under any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, including as amended by the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (i) issued patents and pending patent applications (including provisional and non-provisional applications), design patents, certificates of invention and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, renewals, substitutions, revisions, extensions (including supplementary protection certificates) or reexaminations thereof (“Patents”), (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing (“Trademarks”), (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof (“Copyrights”), (iv) trade secrets, know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information (“Trade Secrets”), (v) rights in Software, Internet domain names and social media accounts, (vi) rights of publicity and all other intellectual property or proprietary rights of any kind or description, (vii) copies and tangible embodiments of any of the foregoing, in whatever form or medium, including all Software, and (viii) all legal rights arising from items (i) through (vi), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Section 1.01(B) of the Company Disclosure Schedule after reasonable inquiry (and for all purposes of Section 4.13 hereof, “reasonable inquiry” shall not require Company to have conducted patent clearance or similar freedom to operate searches, or other Intellectual Property searches), and in the case of GX, the actual knowledge of Jay R. Bloom, Dean C. Kehler, Michael G. Maselli or Andrea J. Kellett after reasonable inquiry.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Lien” means any lien, security interest, mortgage, deed of trust, defect of title, easement, right of way, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws).

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source

Annex A-6

License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, (iii) the Server Side Public License, or (iv) any Reciprocal License.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith and for which appropriate reserves have been made, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities that are not violated in any material respect by the Company’s or any Company Subsidiary’s current use of the assets that are subject thereto, (v) revocable, non-exclusive licenses (or sublicenses) of Company Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Annual Financial Statements, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means “personal information,” “personal data,” “personally identifiable information” or equivalent terms as defined by applicable Privacy/Data Security Laws.

“Privacy/Data Security Laws” means all Laws governing the creation, receipt, collection, use, storage, maintenance, protection, processing, sharing, security, disclosure, or transfer (“Processing”) of Personal Information, such as, to the extent applicable, the following Laws and their implementing regulations: the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act, the General Data Protection Regulation (GDPR), the Data Protection Law Enforcement Directive, HIPAA, state data security Laws, state data breach notification Laws, applicable Laws relating to the transfer of Personal Information, PCI DSS, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Products” means any products or services under development, researched, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, including those from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled or intends to derive, revenue from the sale or provision thereof and the products and product candidates set out on Section 1.01(C) of the Company Disclosure Schedule.

“Public Shares” means the 28,750,000 shares of GX Class A Common Stock issued and sold as part of GX Units in the IPO contemplated by the Prospectus.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

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“Redemption Rights” means the redemption rights provided for in Section 9.2 of Article IX of the GX Certificate of Incorporation.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an issued patent or registration (or a patent application or an application for registration), including domain names.

“Requisite Approval” means the affirmative vote of (i) the holders of at least a majority of the shares of outstanding Company Common Stock and Company Preferred Stock (on an as-converted basis) and (ii) the holders of at least a majority of the shares of outstanding Company Preferred Stock (on an as-converted basis), in each case voting together as a single class.

“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those applicable, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“Second Merger Sub Organizational Documents” means the certificate of formation and operating agreement of Second Merger Sub, as amended, modified or supplemented from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means shares of the Company’s Preferred Stock, par value $0.0001 per share, designated as Series A Preferred Stock in the Company Charter.

“Series B Preferred Stock” means shares of the Company’s Preferred Stock, par value $0.0001 per share, designated as Series B Preferred Stock in the Company Charter.

“Series X Preferred Stock” means shares of the Company’s Preferred Stock, par value $0.0001 per share, designated as Series X Preferred Stock in the Company Charter.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Specified Stockholders” means the persons or entities listed on Section 1.01(D) of the Company Disclosure Schedule.

“stockholder” means a holder of stock or shares, as appropriate.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, GX or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.

“Tax” or “Taxes” means any and all taxes (including any duties, levies or other similar governmental assessments in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case imposed by any Governmental Authority, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

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“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case filed or required to be filed with a Tax authority.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by GX, First Merger Sub, Second Merger Sub or the Company in connection with the Transaction and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company or its Representatives, hosted by Donnelly Financial Solutions Venue, with access made available to GX and its Representatives.

“Willful Breach” means, with respect to any agreement, a party’s material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach, in each case, constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a material breach of such agreement.

Section 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2020 PCAOB Audited Financials	§ 7.15
Acquisition Proposal	§ 7.05(b)
Agreement	Preamble
Annual Financial Statements	§ 4.07(a)
Annual PCAOB Audited Financials	§ 7.15
Antitrust Laws	§ 7.14(a)
Blue Sky Laws	§ 4.05(b)
Business Combination	§ 6.03
Business Combination Proposal	§ 7.06(a)
Caricord	§ 7.22(a)
Caricord Agreement	§ 7.22(a)
Celgene	§ 7.22(b)
Celgene CVR Agreement	§ 7.22(b)
Celgene CVR Amendment	§ 7.22(b)
Celgene Investment Rights Agreement	§ 7.22(b)
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Code	§ 3.02(g)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	§ 7.03
Company Disclosure Schedule	Article IV
Company Officer’s Certificate	§ 8.02(c)
Company Permits	§ 4.06(a)
Company Service Provider	§ 6.01(b)(vii)
Company Stockholder Approval	§ 4.18
Company Stockholders Meeting	§ 7.03
Company Subsidiary	§ 4.01(a)

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Defined Term	Location of Definition
Consent Solicitation Statement	§ 7.01(e)
Continuing Employees	§ 7.07(a)
Converted Option	§ 3.01(b)(v)
Converted Warrant	§ 3.01(b)(iv)
Data Security Requirements	§ 4.13(l)
DGCL	Recitals
DLLCA	Recitals
Effective Time	§ 2.02(a)
Environmental Permits	§ 4.15
ERISA Affiliate	§ 4.10(c)
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Extension	§ 6.02(b)
Extension Date	§ 6.02(b)
FDA	§ 4.06(a)
FDA Application Integrity Policy	§ 4.06(d)
First Certificate of Merger	§ 2.02(a)
First Merger	Recitals
First Merger Sub	Preamble
First Merger Sub Board	Recitals
First Merger Sub Common Stock	§ 5.03(b)
GAAP	§ 4.07(a)
Governmental Authority	§ 4.05(b)
GX	Preamble
GX Board	Recitals
GX Board Recommendation	§ 7.02(a)
GX Class A Common Stock	§ 5.03(a)
GX Class B Common Stock	§ 5.03(a)
GX Common Stock	§ 5.03(a)
GX Disclosure Schedule	Article V
GX Equity Plan	§ 7.01(a)
GX ESPP	§ 7.01(a)
GX Preferred Stock	§ 5.03(a)
GX Proposals	§ 7.01(a)
GX Public Warrants	§ 5.16
GX SEC Reports	§ 5.07(a)
GX Stockholder Approval	§ 8.01(b)
GX Stockholders’ Meeting	§ 7.01(a)
GX Warrants	§ 5.03(a)
Initial Outside Date	§ 9.01(b)
Intended Tax Treatment	Recitals
Interim Financial Statements	§ 4.07(b)
Interim Financial Statements Date	§ 4.07(b)
IPO	§ 6.03
IRS	§ 4.10(b)
Key Employee	Recitals
Law	§ 4.05(a)
Lease	§ 4.12(b)

Annex A-10

Defined Term	Location of Definition
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.02(b)
Lock-up Agreements	Recitals
Material Contracts	§ 4.16(a)
Maximum Annual Premium	§ 7.08(b)
Merger	Recitals
Merger Payment Schedule	§ 3.02(i)
New Employment Agreements	Recitals
Non-Disclosure Agreement	§ 7.04(b)
Nonparty Affiliate	§ 10.11
Ordinary Commercial Agreement	§ 4.14(b)
Outside Date	§ 9.01(b)
Outstanding Company Transaction Expenses	§ 3.04(a)
Outstanding GX Transaction Expenses	§ 3.04(b)
Outstanding Transaction Expenses	§ 3.04(b)
PCAOB Audited Financials	§ 7.15
Per Share Merger Consideration	§ 3.01(b)(i)
Plans	§ 4.10(a)
Pre-Closing Charter Amendment	§ 7.23
Private Placement Investors	Recitals
Private Placements	Recitals
Prospectus	§ 6.03
Proxy Statement	§ 7.01(a)
Public Stockholders	§ 6.03
Q1 Unaudited Interim Financial Statements	§ 7.15
Q3 Unaudited Interim Financial Statements	§ 7.15
Registration Rights Agreement	Recitals
Registration Statement	§ 7.01(a)
Related Party	§ 7.21
Released Claims	§ 6.03
Remedies Exceptions	§ 4.04
Representatives	§ 7.04(a)
Sarbanes-Oxley Act	§ 5.07(a)
SEC	§ 5.07(a)
Second Certificate of Merger	§ 2.02(a)
Second Effective Time	§ 2.02(a)
Second Merger	Recitals
Second Merger Sub	Preamble
Second Merger Sub Board	Recitals
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Stockholder Support Agreements	Recitals
Subscription Agreements	Recitals
Subscription Amount	Recitals
Surviving Corporation	Recitals
Surviving Entity	Recitals
Surviving Provisions	§ 9.02
Terminating Company Breach	§ 9.01(g)
Terminating GX Breach	§ 9.01(h)
Trust Account	§ 5.13

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Defined Term	Location of Definition
Trust Agreement	§ 5.13
Trust Fund	§ 5.13
Trustee	§ 5.13
Unaudited Interim Financials	§ 7.15
Written Consent	§ 7.03

Section 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and references to any Law shall include all rules and regulations promulgated thereunder and (ix) references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Article II

AGREEMENT AND PLAN OF MERGER

Section 2.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, First Merger Sub shall be merged with and into the Company. As a result of the First Merger, the separate corporate existence of First Merger Sub shall cease and the Company shall continue as the surviving corporation of the First Merger (provided that references to the Company for periods after the Effective Time until the Second Effective Time shall include the Surviving Corporation).

(b) Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DLLCA, at the Second Effective Time, the Surviving Corporation shall be merged with and into the Second Merger Sub. As a result of the Second Merger Sub, the separate corporate existence of the Surviving Corporation shall cease and the Second Merger Sub shall continue as the surviving entity of the Second Merger (provided that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

Section 2.02 Effective Times; Closing.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such First Certificate of Merger (or

Annex A-12

such later time as may be agreed by each of the parties hereto and specified in such First Certificate of Merger) being the “Effective Time”); provided that, if the Closing has not occurred on or prior to February 16, 2021, then subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), then the parties hereto shall not consummate the First Merger by filing the First Certificate of Merger with the Secretary of State of the State of Delaware until the date that is the third (3rd) Business Day following delivery of the 2020 PCAOB Audited Financials. Immediately after the Effective Time, the parties hereto shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA (the date and time of the filing of such Second Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Second Certificate of Merger) being the “Second Effective Time”).

(b) Immediately prior to such filing of the First Certificate of Merger in accordance with Section 2.02(a), the closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.03 Effect of the Mergers.

(a) At the Effective Time, the effect of the First Merger shall be as provided herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and First Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and First Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided herein and in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Surviving Corporation and Second Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Second Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

Section 2.04 Governing Documents.

(a) At the Effective Time, the certificate of incorporation of First Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 7.08). At the Second Effective Time, the certificate of formation and operating agreement of Second Merger Sub, as in effect immediately prior to the Second Effective Time, shall be amended to change the name of the Surviving Entity to such name as is determined by the Company no later than five (5) Business Days prior to the Closing Date, but otherwise shall continue to be the certificate of formation and operating agreement of the Surviving Entity until thereafter amended in accordance with their terms and as provided by DLLCA (subject to Section 7.08).

(b) At the Closing, GX shall amend and restate, effective as of the Effective Time, the GX Certificate of Incorporation to read as set forth on Exhibit C.

Section 2.05 Directors and Officers.

(a) The parties will take all requisite actions such that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately after the Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed. The parties will take all requisite actions such that the initial officers of the Surviving Entity immediately after the Second Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with the provisions of the DLLCA and the operating agreement of the Surviving Entity and until their respective successors are duly appointed.

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(b) The parties shall cause the officers of GX as of immediately following the Effective Time to be comprised of the individuals set forth on Section 2.05(b) of the Company Disclosure Schedule, each to hold office in accordance with the DGCL and the GX Certificate of Incorporation and the GX Bylaws and until their respective successors are duly elected or appointed and qualified. The parties shall cause the GX Board to be comprised as of immediately following the Effective Time of (a) six (6) directors designated by the Company indicated on Section 2.05(b) of the Company Disclosure Schedule, (b) two (2) directors designated by GX indicated on Section 2.05(b) of the Company Disclosure Schedule, with one (1) such director designated as a “Class I” director under the GX Certificate of Incorporation and the GX Bylaws and the other such director designated as a “Class II” director under the GX Certificate of Incorporation and the GX Bylaws and (c) one (1) director that qualifies as an “independent director” under the rules of the Nasdaq Capital Market by written agreement between the Company and GX, in each case at least five (5) Business Days prior to the Effective Time, with each director to hold office in accordance with the DGCL and the GX Certificate of Incorporation and the GX Bylaws and until their respective successors are duly elected or appointed and qualified.

(c) At the Closing, GX shall amend and restate, effective as of the Effective Time, the GX Bylaws to be as set forth on Exhibit D.

Article III

CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SECURITIES

Section 3.01 Conversion of Securities.

(a) Immediately prior to the Effective Time, the Company shall cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Charter. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.

(b) At the Effective Time, by virtue of the First Merger and without any action on the part of GX, First Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Common Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock described in Section 3.01(a) (including any shares of Company Preferred Stock issued upon exercise of a Company Warrant prior to or in connection with the Closing)) that is issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of GX Class A Common Stock equal to the Exchange Ratio (which consideration shall hereinafter be referred to as the “Per Share Merger Consideration”);

(ii) each share of Capital Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iii) each share of First Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(iv) each Company Warrant (as to which no notice of exercise has been delivered to the Company prior to the Closing) that is outstanding immediately prior to the Effective Time (and which would otherwise be exercisable in accordance with its terms immediately following the Effective Time) shall, to the extent consistent with the terms of such Company Warrant, represent the right to purchase shares of GX Class A Common Stock (and not Capital Stock) (each, a “Converted Warrant”) on the same terms and conditions (including exercisability terms) as were applicable to such Company Warrant immediately prior to the Effective Time, except that (A) each Converted Warrant will be exercisable for that number of shares of GX Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of Company Warrant Shares subject to the Company Warrant immediately prior to the Effective Time and (2) the Exchange Ratio; and (B) the per share exercise price for each share of GX Class A Common Stock issuable upon exercise

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of the Converted Warrant will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the per share exercise price for each share of Series B Preferred Stock issuable upon exercise of such Company Warrant immediately prior to the Effective Time by (2) the Exchange Ratio; and

(v) each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by GX and converted into an option to purchase shares of GX Class A Common Stock (each, a “Converted Option”), provided that the assumption and conversion of any such Company Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (x) each Converted Option will be exercisable for that number of shares of GX Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company Option immediately before the Effective Time and (2) the Exchange Ratio; and (y) the per share exercise price for each share of GX Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (2) the Exchange Ratio; provided, however, that the exercise price and the number of shares of GX Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(c) Prior to the Effective Time and subject to the prior reasonable review and approval of GX (which approval shall not be unreasonably withheld, delayed, or conditioned), the Company shall take all actions reasonably necessary to effect the transactions anticipated by Section 3.01(a) or 3.01(b) under the Company Charter, Company bylaws, Company Warrants and Company Option Plan and any contract applicable to any Company Preferred Stock, Company Warrants or Company Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to GX that all necessary determinations by the Company Board or applicable committee of the Company Board to assume and convert Company Options in accordance with Section 3.01(b) have been made, and to ensure that no Converted Option may be exercised prior to the effective date of a registration statement on Form S-8 or other applicable form of GX.

(d) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of GX, Surviving Corporation, Second Merger Sub, or the holders of any securities of GX or the Surviving Corporation or the Second Merger Sub: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and (b) each membership interest in Second Merger Sub issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and non-assessable membership interest in the Surviving Entity, which shall constitute the only outstanding equity of the Surviving Entity. From and after the Second Effective Time, all certificates, if any, representing membership interests in Second Merger Sub shall be deemed for all purposes to represent the number of membership interests of the Surviving Entity which they were converted in accordance with the immediately preceding sentence.

Section 3.02 Exchange of Company Securities.

(a) Exchange Agent. On the Closing Date, GX shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by GX and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article III, the number of shares of GX Class A Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable pursuant to this Agreement (such shares of GX Class A Common Stock being hereinafter referred to as the “Exchange Fund”). GX shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with the Merger Payment Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Reasonably promptly after the Effective Time, GX shall send or shall cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock (including, for the avoidance of doubt, shares of Company Preferred Stock converted into shares of Company Common Stock in accordance with Section 3.01(a)) converted into the right to receive the Per Share Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass,

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only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form reasonably agreed to by the Company and GX prior to the Effective Time) for use in such exchange (each, a “Letter of Transmittal”). Each holder of shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration, pursuant to Section 3.01(b), shall be entitled to receive the Per Share Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share. As soon as practicable following the Exchange Agent’s receipt of such documents from a holder of shares of Company Common Stock, and in any event within two (2) Business Days following the receipt of such documents (but in no event prior to the Effective Time), GX shall cause the Exchange Agent to deliver to each holder of Company Common Stock, as of immediately prior to the Effective Time, represented by book-entry (including Company Common Stock resulting from the conversion of the Company Preferred Stock and the Company Warrants), that has delivered such documents to the Exchange Agent, the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01(b)(i).

(c) No Further Rights in Company Common Stock or Company Preferred Stock. The Per Share Merger Consideration payable upon conversion of the Capital Stock (including Capital Stock resulting from the conversion of the Company Preferred Stock and the Company Warrants) in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Capital Stock.

(d) Adjustments to Per Share Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to GX Class A Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to GX, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to GX for the applicable Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of GX free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. None of the Exchange Agent, GX or the Surviving Corporation or the Surviving Entity shall be liable to any holder of Capital Stock (including Capital Stock resulting from the conversion of the Company Preferred Stock and the Company Warrants) for any such Capital Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, GX, First Merger Sub, Second Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement to any holder of Company Options or Capital Stock (including Capital Stock resulting from the conversion of the Company Preferred Stock and the Company Warrants) such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the United States Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or non U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the Company Securities (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made.

(h) Fractional Shares. No certificates or scrip or shares representing fractional shares of GX Class A Common Stock shall be issued upon the exchange of Capital Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of GX or a holder of shares of GX Class A Common Stock. In lieu of any fractional share of GX Class A Common Stock to which any holder of Capital Stock would

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otherwise be entitled, the Exchange Agent shall round up or down to the nearest whole share of GX Class A Common Stock, as applicable, with a fraction of 0.5 rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

(i) Merger Payment Schedule. At least five (5) Business Days prior to the Closing Date, the Company shall deliver to GX and the Exchange Agent a schedule (the “Merger Payment Schedule”) showing the percentage allocation of the Exchange Fund to each of the holders of Company Securities at the Closing as well as the corresponding number of shares of GX Class A Common Stock to be issued to such holders of Company Securities pursuant to Section 3.01.

Section 3.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock or Company Preferred Stock thereafter on the records of the Company. From and after the Effective Time, the holders of the Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Capital Stock, except as otherwise provided in this Agreement or by Law.

Section 3.04 Payment of Expenses.

(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to GX a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisor and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, GX shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of GX, First Merger Sub, or Second Merger Sub for (i) outside counsel to GX in connection with the Transactions, (ii) agents, advisors, consultants, experts, financial advisors (including any placement agent) and other service providers engaged by or on behalf of GX, First Merger Sub or Second Merger Sub in connection with the Transactions or otherwise in connection with GX’s operations (together with written invoices and wire transfer instructions for the payment thereof), (iii) any amounts due to the underwriters of GX’s IPO, (iv) any loans owed by GX for amounts borrowed from its directors, officers or stockholders (including the Sponsor) and (v) fees relating to all SEC and other regulatory filings (including those incurred in connection with the Proxy Statement, Registration Statement and the filing fee for the Notification and Report Forms filed under the HSR Act), in the case of the foregoing clauses (ii), (iii) and (iv), to the extent set forth in Section 3.04(b) of the GX Disclosure Schedule and not in excess of the maximum amounts set forth therein (collectively, the “Outstanding GX Transaction Expenses” and together with the Outstanding Company Transaction Expenses, the “Outstanding Transaction Expenses”). The Outstanding GX Transaction Expenses shall not include any transaction, monitoring, management or other similar fees payable by GX to the Sponsor or its Affiliates. On the Closing Date, GX shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Transaction Expenses.

(c) Except as set forth in this Section 3.04 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Mergers or any other Transaction is consummated, except that the Company and GX shall each pay one-half of the fees relating to all SEC and other regulatory filing fees (including those incurred in connection with the Proxy Statement, Registration Statement and the filing fee for the Notification and Report Forms filed under the HSR Act).

Section 3.05 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Mergers nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise

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and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon.

(b) Prior to the Closing, the Company shall give GX (i) prompt notice of any demands for appraisal rights received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of GX (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal rights or offer to settle or settle any such demands.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company to GX, First Merger Sub and Second Merger Sub in connection with this Agreement (the “Company Disclosure Schedule”) (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to GX, First Merger Sub and Second Merger Sub as follows:

Section 4.01 Organization and Qualification; Subsidiaries.

(a) The Company and each subsidiary of the Company (each a “Company Subsidiary”), is a corporation, company or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the equity interest of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. The Company does not directly or indirectly own, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

Section 4.02 Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available to GX in the Virtual Data Room a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended, restated or otherwise modified to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of 202,500,000 shares of Company Common Stock and 151,609,741 shares of Company Preferred Stock, consisting of (i) 38,361,917 shares of Series A Preferred Stock, (ii) 15,552,130 shares of Series X Preferred Stock and (iii) 97,695,694 shares of Series B Preferred Stock. As of November 30, 2020, (w)(i) 23,990,063 shares of Company Common Stock are issued and outstanding, (ii) 38,361,917 shares of Series A Preferred Stock are issued and outstanding, (iii) 15,552,130 shares of Series X

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Preferred Stock are issued and outstanding, (iv) 53,568,330 shares of Series B Preferred Stock are issued and outstanding, (x) 118,183 shares of Capital Stock are held in the treasury of the Company (y) 25,775,905 shares of Series B Preferred Stock are subject to future issuance pursuant to outstanding Company Warrants and (z) 23,115,646 shares Company Common Stock are subject to outstanding Company Options granted pursuant to the Company Option Plan or otherwise.

(b) Other than the Company Options and the Company Warrants, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares or other equity or other voting interests in, the Company or any Company Subsidiary. As of the date hereof, except as set forth on Section 4.03(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any outstanding equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares, or other securities or ownership interests in, the Company or any Company Subsidiary. There are no voting trusts, voting agreements, proxies, stockholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Capital Stock or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Capital Stock or any of the equity interests or other securities of the Company or any of the Company Subsidiaries. Except for the Company Subsidiaries, the Company does not own any equity interests in any person.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding: (i) the name of the Company Option recipient; (ii) whether the Company Option was granted pursuant to the Company Option Plan; (iii) the number of shares of the Company outstanding with respect to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; and (vi) the date on which such Company Option expires. The Company has made available to GX in the Virtual Data Room an accurate and complete copy of the Company Option Plan and all forms of award agreements evidencing all outstanding Company Option. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Stock as of the date such Company Option was granted. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(d) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the proposed transactions herein, and (ii) all outstanding Capital Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all preemptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party and the organizational documents of the Company and the Company Subsidiaries, as applicable.

(f) Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities Laws and their respective organizational documents.

(g) Except for the Capital Stock held by the stockholders of the Company, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

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(h) All outstanding Capital Stock and all outstanding shares of capital stock or other equity securities (as applicable) of each Company Subsidiary have been issued and granted in compliance with (i) applicable securities Laws and other applicable Laws and (ii) any preemptive rights and other similar requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party.

Section 4.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been, and each Ancillary Agreement to which the Company is a party will be, duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and each Ancillary Agreement to which it is a party or to consummate the Transactions (other than, with respect to the Mergers, the Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by GX and First Merger Sub and Second Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has unanimously approved this Agreement and the Transactions. To the knowledge of the Company, no other state takeover Law is applicable to the Mergers or the other Transactions.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions set forth on Section 4.05(a) of the Company Disclosure Schedule, including the Written Consent, being made, obtained or given, the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing with and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06 Permits; Compliance.

(a) Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, registrations, approvals and orders of any Governmental Authority, including the U.S. Food and Drug Administration (the “FDA”), necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would

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not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(b) The business of the Company and its Subsidiaries, and each Company Product that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or the Subsidiaries, is in compliance in all material respects with all applicable Laws, including (i) the federal Food, Drug, and Cosmetic Act, as amended (including the rules, guidances and regulations promulgated thereunder); (ii) the Public Health Service Act; (iii) the Clinical Laboratory Improvement Amendments of 1988; (iv) all Laws governing the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations and guidance of the FDA and the International Council for Harmonization); (v) all Laws governing patient informed consent; (vi) federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a-7b(a)), Privacy/Data Security Laws), and (vii) all comparable state Laws, including state licensing, disclosure and reporting Laws, and all regulations promulgated thereunder except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has, since the Formation Date, received any written notice of any pending or threatened Action against it alleging any failure to comply with any Law except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. All pre-clinical and clinical investigations conducted or sponsored by the Company or its Subsidiaries and intended to be referenced in, or submitted to a Governmental Authority to support, a regulatory approval or clearance are being conducted in compliance with all protocols, and applicable Laws except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. No clinical trial conducted by or on behalf of the Company or any Subsidiary is currently on clinical hold as imposed by a Governmental Authority, and neither the Company nor any Subsidiary has received any notices or correspondence from the FDA or any other Governmental Authority or any Institutional Review Board or comparable authority threatening to commence or requiring the termination, suspension or material modification of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company or a Company Subsidiary, except as would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(c) To the Company’s knowledge, no Governmental Authority has identified any facts, studies, tests, development, trials, or data resulting therefrom, which indicate that any Company product or product candidate cannot be developed, investigated, tested, labeled, manufactured, stored distributed or marketed substantially in the manner presently performed by or on behalf of the Company except as would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(d) Neither the Company, its Subsidiaries nor, to the Company’s knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor, to Company’s knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law. The Company is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company, its Subsidiaries, nor to the knowledge of the Company, any of its officers, employees, contractors or agents, is the subject of any investigation by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) or by any other similar Governmental Authority pursuant to any similar policy. Neither the Company, its Subsidiaries nor, to the Company knowledge, any of its officers, employees, contractors, and agents has as (i) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority; (ii) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority; or (iii) committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Authority to invoke a similar policy.

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(e) Since the Formation Date, no Company product has been recalled, withdrawn or suspended (whether voluntarily or otherwise) or, to the knowledge of the Company, has been adulterated or misbranded except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. No Actions seeking the recall, withdrawal, suspension or seizure of any such product is pending or, to the knowledge of the Company, threatened, except as would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.07 Financial Statements.

(a) The Company has made available to GX in the Virtual Data Room true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2018 and as of December 31, 2019, and the related consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (collectively, the “Annual Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule, and which contain an unqualified report of the Company’s auditors. Each of the Annual Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) The Company has made available to GX in the Virtual Data Room true and complete copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2020 (the “Interim Financial Statements Date”), and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the nine-month period then ended (collectively, the “Interim Financial Statements”), which are attached as Section 4.07(b) of the Company Disclosure Schedule. The Interim Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for the omission of footnotes and subject to year-end adjustments) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments.

(c) The PCAOB Audited Financials and the Unaudited Interim Financials (including the notes thereto), when delivered pursuant to Section 7.15, (i) will have been prepared in accordance with GAAP and will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof and (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.

(d) Except as and to the extent set forth on the Annual Financial Statements or the Interim Financial Statements, neither the Company nor any Company Subsidiary has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the Interim Financial Statements Date, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party or (iii) such other liabilities and obligations which are not, individually or in the aggregate, expected to result in a Company Material Adverse Effect.

(e) Since the Formation Date, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

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(f) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(g) All accounts receivable of the Company and the Company Subsidiaries reflected on the Interim Financial Statements or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with GAAP and are collectible, subject to bad debts reserved in the Interim Financial Statements. To the knowledge of the Company, such accounts receivables are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s reserve for contractual allowances and doubtful accounts is adequate in all material respects and has been calculated in a manner consistent with past practices. Since December 31, 2019, neither the Company nor any of the Company Subsidiaries has modified or changed in any material respect its sales practices or methods including, without limitation, such practices or methods in accordance with which the Company or any of the Company Subsidiaries sell goods, fill orders or record sales.

(h) All accounts payable of the Company and the Company Subsidiaries reflected on the Interim Financial Statements or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since December 31, 2019, the Company and the Company Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

(i) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s specific authorization; (ii) the preparation of the Company’s financial statements for external purposes are in conformity with GAAP and maintain asset accountability; (iii) access to assets is only permitted in accordance with management’s specific authorization and (iv) the Company’s records accurately reflect the transaction and disposition of assets, in all material respects.

(j) Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.08 Absence of Certain Changes or Events. Since December 31, 2019 and prior to the date of this Agreement, except as otherwise reflected in the Annual Financial Statements or the Interim Financial Statements, or as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, (b) neither the Company or any of the Company Subsidiaries have sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title or interest in or to any of their respective material assets (including Company Owned IP) other than revocable non-exclusive licenses or sublicenses of Company Owned IP granted in the ordinary course of business in which grants of rights to use such Company Owned IP are incidental to performance under the agreement, (c) there has not been a Company Material Adverse Effect, and (d) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01(b).

Section 4.09 Absence of Litigation. There is no material Action pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

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Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant, or under which the Company or any Company Subsidiary has or could incur any liability (contingent or otherwise) (collectively, whether or not material, the “Plans”).

(b) With respect to each material Plan, the Company has made available to GX, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof), (iv) copies of the most recently received IRS determination, opinion or advisory letter, and (v) any non-routine correspondence from any Governmental Authority with respect to any Plan since the Formation Date. Neither the Company nor any Company Subsidiary has any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Plans is or was since the Formation Date, nor does the Company, any Company Subsidiary or any ERISA Affiliate have or reasonably expect to have any liability or obligation (contingent or otherwise) under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company or any Company Subsidiary would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414 of the Code.

(d) Neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person as a result of any Transaction (whether alone or in connection with another event), nor will any such Transaction (whether alone or in connection with another event) accelerate the time of payment or vesting, or increase the amount or cause the funding of, of any benefit or other compensation due to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company or any Company Subsidiary being classified as an “excess parachute payment” under Section 280G of the Code.

(e) None of the Plans provides, nor does the Company nor any Company Subsidiary have or reasonably expect to have any obligation to provide, medical or other welfare benefits to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder.

(f) Each Plan is and has been since the Formation Date in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company and each Company Subsidiary has performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion or advisory letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

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(h) There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries. There have been no acts or omissions by the Company, any Company Subsidiary or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company, any Company Subsidiary or any ERISA Affiliate may be liable.

(i) All contributions, premiums or payments required to be made with respect to any Plan have been made to the extent due on or before their respective due dates or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not result in material liability to the Company and the Company Subsidiaries.

(j) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code is in documentary compliance with, and has been administered and operated, in all material respects, in compliance with, the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.

Section 4.11 Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all employees of the Company and any Company Subsidiary as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following, on a no name basis: (i) title or position (including whether full or part time); (ii) hire date and service date (if different); (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive based compensation. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company and any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements).

(b) (i) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees; (ii) neither the Company nor any Company Subsidiary is, nor has either the Company or any Company Subsidiary been since the Formation Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company or any Company Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.

(c) The Company and the Company Subsidiaries are and have been since the Formation Date in material compliance in all respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, payment of wages, hours of work, and collective bargaining as required by the appropriate Governmental Authority and are not liable for any material arrears of wages, penalties or other sums for failure to comply with any of the foregoing.

Section 4.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or occupancy agreement pursuant to which the Company or any Company Subsidiary leases, subleases, licenses or occupies any real property (each, a “Lease”), with the name of the lessor or any other party thereto, and the date of the Lease in connection therewith and each

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material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to GX in the Virtual Data Room. Except as otherwise set forth in Section 4.12(b) of the Company Disclosure Schedule, (i) there are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any Leased Real Property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company, nor any Company Subsidiary, has subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property.

(c) Other than any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not have a Company Material Adverse Effect.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are (as applicable) owned or purported to be owned, used or held for use by the Company or the Company Subsidiaries: (i) Registered Intellectual Property constituting Company Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all material contracts or agreements to use any Company Licensed IP, including for the Software of any other person (other than (x) commercially available, “off-the-shelf” Software and (y) commercially available service agreements to Business Systems) where such Company Licensed IP is incorporated into the Products; and (iii) any material Software or Business Systems constituting Company Owned IP that are incorporated into the Products.

(b) Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, the Company and its Subsidiaries own, have valid and enforceable licenses for or otherwise have adequate rights to use all technology (including but not limited to patented, patentable and unpatented inventions and unpatentable proprietary or confidential information, systems or procedures), designs, processes, licenses, patents, patent applications, trademarks, service marks, trade and service mark registrations, trade secrets, trade names, know how, copy rights and other works of authorship, computer programs, technical data and information and other Intellectual Property that are or would reasonably be expected to be material to their business as currently conducted or as currently proposed to be conducted (including upon the commercialization of products or services described in the Registration Statement, the Company Disclosure Schedule or the Prospectus as under development) or to the development, manufacture, operation and sale of any products and services sold or proposed to be sold by any of the Company or any Company Subsidiary. The Company IP has not been adjudged by a court of competent jurisdiction invalid or unenforceable in whole or in part. The Company IP constitutes all Intellectual Property rights necessary for, or to the knowledge of the Company, otherwise used in, the operation of the business of the Company and the Company Subsidiaries as currently conducted or as contemplated to be conducted and is sufficient for the conduct of such business as currently conducted and contemplated to be conducted as of the date hereof.

(c) Other than as set forth in Section 4.13(c) of the Company Disclosure Schedule, the Company or one of the Company Subsidiaries (i) exclusively owns (beneficially and, with respect to Registered Intellectual Property, as record owner) and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company Owned IP and (ii) has the right to use, pursuant to a valid and enforceable written contract or license, all material Company Licensed IP. All material Company Owned IP or exclusively in-licensed Company

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IP is subsisting and, to the knowledge of the Company, valid and enforceable. No loss or expiration of any of the Company Owned IP or exclusively in-licensed Company IP is threatened in writing, or, to the Company’s knowledge, pending. To the Company’s knowledge, the Company and the Company Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or one of the Company Subsidiaries, and all such agreements are in full force and effect.

(d) The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain, protect and enforce the secrecy, confidentiality and value of its Trade Secrets and other material Confidential Information, including requiring all persons having access thereto to execute written non-disclosure agreements. Neither the Company nor any Company Subsidiaries has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information. To the Company’s knowledge, no material Trade Secrets of the Company have been disclosed in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information.

(e) Other than as set forth in Section 4.13(e) of the Company Disclosure Schedules, (i) there have been no claims filed or material claims threatened in writing, against the Company or any Company Subsidiary, by any person (A) contesting the validity, use, ownership, enforceability, scope, patentability or registrability of any of the Company IP, or (B) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property rights of other persons (including any unsolicited written demands or written offers to license any Intellectual Property rights from any other person); (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries (including the Products) as currently conducted and as contemplated to be conducted has not, does not and will not infringe, misappropriate or violate, any Intellectual Property rights of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company IP, and no such action, suit, proceeding or claim has been filed or threatened in writing by the Company or its Subsidiaries against any other person; (iv) to the Company’s knowledge, there would be no threatened action, suit, proceeding or claim by others that the Company or one of the Company Subsidiaries would, upon the commercialization of any product or service described in the Registration Statement, the Company Disclosure Schedules or the Prospectus, infringe, misappropriate or otherwise violate, any patent, trademark, tradename, service name, copyright, trade secret or other Intellectual Property or proprietary right of another; and (v) neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim.

(f) To the Company’s knowledge there is no prior art or other information that may render any Patent within the Company IP that is either (x) Company Owned IP or (y) Company Licensed IP (but only on an exclusive basis) invalid or unenforceable or that may render any Patent application within such Intellectual Property unpatentable that has not been disclosed to the U.S. Patent and Trademark Office or any foreign equivalent thereto. To the Company’s knowledge, there are no material defects in any of the Company IP that is either (x) Company Owned IP or (y) Company Licensed IP (but only on an exclusive basis). The product candidates described in the Company Disclosure Schedules as under development or commercialization by the Company or any Company Subsidiary fall within the scope of the claims of one or more Patent or pending Patent application owned by, or exclusively licensed to, the Company or any Company Subsidiary. To the Company’s knowledge, there is no Patent or published Patent application, in the U.S. or other jurisdiction, which, in the case of a Patent, contains claims, or in the case of a published Patent application contains patentable claims, that dominate or may dominate any of the Company IP or that interferes with the issued or pending claims of any of the Company IP.

(g) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP or any Company IP.

(h) Other than as set forth in Section 4.13(h) of the Company Disclosure Schedule, all persons who have contributed, developed or conceived any Company Owned IP have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries, substantially in the form made available to First Merger Sub, Second Merger Sub or GX in the Virtual Data Room, and pursuant to which such persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of or related to his, her or its relationship

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with the Company or the applicable Company Subsidiary, without further ongoing consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property; or, with respect to Intellectual Property rights that cannot be assigned (e.g., “moral rights” in certain jurisdictions), such person has unconditionally and irrevocably waives the enforcement thereof, and no such person has excluded works or inventions from such assignment. To the Company’s knowledge, no current or former employee, director or officer of the Company or one of the Company Subsidiaries or any consultant who has contributed, developed or conceived of any Company Owned IP is or has been in violation of any term of any employment or consulting contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment or other engagement with the Company or Company Subsidiary.

(i) No Related Party, nor any current or former partner, director, stockholder, officer or employee of the Company or Company Subsidiaries or of any Related Party will, after giving effect to the transactions contemplated hereby, own, license or retain any rights in any of the Intellectual Property owned, used or held for use (including for defensive purposes) by the Company in the conduct of the business as currently conducted and as contemplated to be conducted.

(j) Section 4.13(j) of the Company Disclosure Schedule sets forth a list of all Open Source Software that has been used in, incorporated into, integrated or bundled with any Products, and for each such item of Open Source Software, the name and version number of the applicable license.

(k) The Company and the Company Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient in all material respects for the current needs of the business of the Company or any of the Company Subsidiaries as currently conducted by the Company or the Company Subsidiaries. The Company and each of the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities. To the Company’s knowledge since the Formation Date, there has not been any material failure with respect to any of the Business Systems that are material to the conduct of the Company’s and its Subsidiaries’ business that has not been remedied or replaced in all material respects.

(l) The Company and each of the Company Subsidiaries currently and since the Formation Date have complied in all material respects with (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable privacy or other policies of the Company or a Company Subsidiary, respectively, published on a Company website or otherwise made publicly available by the Company or a Company Subsidiary concerning the collection, dissemination, storage, use or other Processing of Personal Information or Business Data, (iii) industry standards to which the Company or any Company Subsidiary is bound to adhere, and (iv) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy or data security (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented data security safeguards designed to protect the security and integrity of the Business Systems and any Personal Information. The Company’s and the Company Subsidiaries’ employees and contractors receive commercially reasonable training on information security issues. To the Company’s knowledge there is no Disabling Device in any of the Business Systems constituting Company Owned IP or Product components. Since the Formation Date, except as would not reasonably be expected to result in liability material to the Company or Company Subsidiary, neither the Company nor any of the Company Subsidiaries has (i) to the Company’s knowledge, experienced any data security breaches, unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or Business Data; or (ii) to the Company’s knowledge, been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements.

(m) The Company or one of the Company Subsidiaries (i) owns the Business Data constituting Company Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of and otherwise Process the other Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any material legal obligations, including based on the Transactions contemplated hereunder, that would prohibit First Merger Sub, Second Merger Sub or GX from receiving, using or

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otherwise Processing Personal Information after the Closing Date, in a similar manner in which the Company and the Company Subsidiaries receive, use and otherwise Process such Personal Information immediately prior to the Closing Date or result in material liabilities in connection with Data Security Requirements.

(n) Neither the Company nor any Company Subsidiary is, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company Owned IP.

Section 4.14 Taxes.

(a) The Company and each of its Company Subsidiaries: (i) have duly filed all material Tax Returns they are required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are required to have paid as of the date hereof to avoid penalties or charges for late payment; (iii) with respect to all material Tax Returns filed by or with respect to them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) do not have any material deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open. The unpaid Taxes of the Company and its Company Subsidiaries as of the date of the Interim Financial Statements did not materially exceed the reserves for Taxes of the Company and the Company Subsidiaries set forth in the Interim Financial Statements.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of Tax credits or Tax losses) or has a liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes (an “Ordinary Commercial Agreement”).

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(d) Each of the Company and its Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and, to the Company’s knowledge, has complied (including any applicable cure provisions) in all material respects with all applicable Laws relating to the reporting and withholding of Taxes.

(e) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company or a Company Subsidiary was the common parent).

(f) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company and its Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract or otherwise.

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(g) Neither the Company nor any Company Subsidiary has any request for a material closing agreement, private letter ruling, or similar ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax authority, on the other hand.

(h) The Company has made available to GX in the Virtual Data Room true, correct and complete copies of the U.S. federal income Tax Returns filed by the Company Subsidiaries for the taxable year ended December 31, 2018 and the taxable year ended December 31, 2019.

(i) Neither the Company nor any Company Subsidiary has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against the Company or any Company Subsidiary any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith.

(l) There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(m) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any Company Subsidiary has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Tax authority in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns stating that the Company or such Company Subsidiary is or may be subject to Tax in such jurisdiction.

(o) For U.S. federal income tax purposes, the Company is, and has been since its formation, classified as a corporation.

(p) The Company, after consultation with its tax advisors, is not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

Section 4.15 Environmental Matters. (a) Each of the Company and each Company Subsidiary is, and since the Formation Date has not materially violated, applicable Environmental Laws; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with, and no Company or Company Subsidiary has released, any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”), and the Company and each Company Subsidiary is in compliance in all material respects with such Environmental Permits; and (e) neither the Company nor any Company Subsidiary is the subject of any pending or, or to the Company’s knowledge, threatened Action, nor has the Company or any Company Subsidiary received any written notice, alleging any material violation of or, or material liability under, Environmental Laws.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or any Company Subsidiary is a party, excluding

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for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth in Section 4.16(a) of the Company Disclosure Schedule, along with any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):

(i) all contracts and agreements with consideration payable to the Company or any of the Company Subsidiaries of more than $250,000, in the aggregate, over any 12-month period;

(ii) each contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement; (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property rights that will not be owned, in whole or in part, by the Company; or (D) any contract with any third party providing any services relating to the manufacture or production of any product, service or technology of the Company or any contract to sell, distribute or commercialize any products or service of the Company;

(iii) all management contracts (excluding contracts for employment) to the extent material to the business of the Company or any Company Subsidiary;

(iv) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party or which otherwise govern the use of any Company IP, other than any Company Permits and clinical trial agreements for clinical trial studies;

(v) all contracts and agreements evidencing indebtedness for borrowed money in an amount greater than $250,000, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guaranteeing the debts or other obligations of any person;

(vi) all contracts pursuant to which the Company or a Company Subsidiary has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones which would result in a payment in excess of $250,000 or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that cannot be terminated by the Company without penalty, or without more than sixty (60) days’ notice without material payment or penalty;

(vii) all contracts and agreements establishing partnership, joint venture, strategic alliance or other collaboration or similar arrangement between the Company or any Company Subsidiary, on the one hand, and any third party, on the other hand (including with respect to the Products);

(viii) any contract relating to the acquisition or disposition of any business or asset (whether by merger, sale of stock, sale of assets or otherwise) under which, after Closing, the Company or any of its Affiliates has or will have obligations with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;

(ix) all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic or therapeutic area or during any period of time excluding customary confidentiality clauses;

(x) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that materially relates to the Company, any Company Subsidiary or materially impacts their respective business;

(xi) all Leases, and all leases or master leases of personal property, reasonably likely to result in annual payments of $500,000 or more in a 12-month period;

(xii) all contracts involving use of or granting licenses to the Company or any of the Company Subsidiaries with respect to any Company Licensed IP that are material to the business of the Company;

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(xiii) all contracts which involve the license or grant of rights to Company Owned IP by the Company or the Company Subsidiaries that are material to the business of the Company, other than collaboration agreements entered into on the form of such agreement made available in the Virtual Data Room;

(xiv) all contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis or which otherwise establishes any exclusive sale or distribution obligation with respect to any Product or geographic area;

(xv) all contracts or agreements for the development of Company Owned IP for the benefit of the Company that are material to the Company, other than employment, consulting and collaboration agreements entered into on the form of such agreement made available in the Virtual Data Room, without material modification;

(xvi) all contracts or agreements under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company or any Company Subsidiary;

(xvii) all contracts or agreements that provide for the settlement of any material Action that contains any ongoing material obligation on the Company or the Company Subsidiaries; and

(xviii) all contracts or agreements between the Company and any holders of more than 5% of the Company’s Capital Stock (assuming the full conversion or exercise of all Company Securities held by such person) that relate to such stockholder’s ownership of Company Securities.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of any material default under any such Material Contract. The Company has furnished or made available to GX in the Virtual Data Room true and complete copies, in all respects, of all Material Contracts, including amendments thereto that are material in nature.

Section 4.17 Insurance.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b) With respect to each such insurance policy, except as would not be expected to result in a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 4.18 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Mergers are fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Mergers and declared their advisability and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Mergers and directed that this Agreement and the Transactions (including the Mergers) be submitted for

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consideration by the Company’s stockholders. The Requisite Approval (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

Section 4.19 Certain Business Practices.

(a) Since the Formation Date, none of the Company, any Company Subsidiary, any of their respective directors, officers, or employees or, to the Company’s knowledge, agents, while acting on behalf of the Company or any Company Subsidiary, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) to the extent not covered by subclause (i) and (ii), made any payment in the nature of criminal bribery.

(b) Since the Formation Date, none of the Company, any Company Subsidiary, any of their respective directors, officers, or employees or, to the Company’s knowledge, agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions, while acting on behalf of the Company or any Company Subsidiary; or (iii) has violated any Ex-Im Laws while acting on behalf of the Company or any Company Subsidiary.

(c) There are no, and since the Formation Date, there have not been any, material internal investigations, external investigations to which the Company has knowledge of, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

Section 4.20 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, or any immediate family of any of the foregoing, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20. The Company and the Company Subsidiaries have not, since the Formation Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.21 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.

Section 4.22 Brokers. Except for Ardea Partners LP, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or in the Company Officer’s Certificate, the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to GX, its affiliates or any of their respective Representatives by, or on behalf of, Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement

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(as modified by the Company Disclosure Schedule) or in the Company Officer’s Certificate, neither Company nor any other person on behalf of Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to GX, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to GX, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

Article V

REPRESENTATIONS AND WARRANTIES OF GX, FIRST MERGER SUB AND
SECOND MERGER SUB

Except as set forth in GX’s disclosure schedule delivered by GX to the Company in connection with this Agreement (the “GX Disclosure Schedule”) and in GX SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such GX SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), GX hereby represents and warrants to the Company as follows:

Section 5.01 Corporate Organization.

(a) Each of GX, First Merger Sub and Second Merger Sub is a company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not result in a GX Material Adverse Effect.

(b) First Merger Sub and Second Merger Sub are the only subsidiaries of GX. Except for First Merger Sub and Second Merger Sub, GX does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other person.

Section 5.02 Governing Documents. Each of GX, First Merger Sub and Second Merger Sub has heretofore furnished to the Company complete and correct copies of the GX Organizational Documents, the First Merger Sub Organizational Documents and the Second Merger Sub Organizational Documents. The GX Organizational Documents, the First Merger Sub Organizational Documents and the Second Merger Sub Organizational Documents are in full force and effect. Neither GX, First Merger Sub nor Second Merger Sub is in violation of any of the provisions of the GX Organizational Documents, First Merger Sub Organizational Documents or Second Merger Sub Organizational Documents.

Section 5.03 Capitalization.

(a) The authorized capital stock of GX consists of (i) 111,000,000 shares of GX Common Stock, par value $0.0001 per share (“GX Common Stock”), with (A) 100,000,000 shares of GX Common Stock being designated as Class A Common Stock (“GX Class A Common Stock”) and (B) 10,000,000 shares of GX Common Stock being designated as Class B Common Stock (“GX Class B Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“GX Preferred Stock”). As of the date of this Agreement (i) 28,750,000 shares of GX Class A Common Stock and 7,187,500 shares of GX Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of GX Common Stock are held in the treasury of GX, (iii) 7,000,000 private placement warrants (as described in the Prospectus) are issued and outstanding and 7,000,000 shares of GX Class A Common Stock are issuable in respect of such private placement warrants, and (iv) 14,375,000 GX Public Warrants are issued and outstanding and 14,375,000 shares of GX Class A Common Stock are issuable in respect of the GX Public Warrants (the warrants described in clauses (iii) and (iv), the “GX Warrants”). As of the date of this Agreement, there are no shares of GX Preferred Stock issued and outstanding. Each GX Warrant is exercisable for one share of GX Class A Common Stock at an exercise price of $11.50.

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(b) As of the date of this Agreement, the authorized share capital of First Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “First Merger Sub Common Stock”). As of the date hereof, GX is the sole member and owner of all (100%) of the membership interests of Second Merger Sub. All outstanding shares of First Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by GX free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the First Merger Sub Organizational Documents. All membership interests of Second Merger Sub have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by GX free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the Second Merger Sub Organizational Documents.

(c) All outstanding GX Units, shares of GX Common Stock and GX Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the GX Organizational Documents.

(d) The Per Share Merger Consideration being delivered by GX hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the GX Organizational Documents. The Per Share Merger Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e) Except for securities issued pursuant to or as permitted by the Subscription Agreements and this Agreement, the GX Units, the GX Warrants and the GX Class B Common Stock, (i) GX has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of GX or obligating GX to issue or sell any shares of capital stock of, or other equity interests in, GX and (ii) neither GX nor any subsidiary of GX is a party to, or otherwise bound by, and neither GX nor any subsidiary of GX has granted, any equity appreciation rights, participations, phantom equity or similar rights. All shares of GX Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except for the agreements contemplated hereby (including the Registration Rights Agreement, the Subscription Agreements and the Sponsor Support Agreement), GX is not a party to any voting trusts, voting agreements, proxies, stockholder agreements or other agreements with respect to the voting or transfer of GX Common Stock or any of the equity interests or other securities of GX or any of its subsidiaries. Except with respect to the GX Organizational Documents, the Redemption Rights and the GX Warrants, there are no outstanding contractual obligations of GX to repurchase, redeem or otherwise acquire any shares of GX Common Stock. There are no outstanding contractual obligations of GX to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 5.04 Authority Relative to This Agreement. Each of GX, First Merger Sub and Second Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which they are a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of GX, First Merger Sub and Second Merger Sub and the consummation by each of GX, First Merger Sub and Second Merger Sub of the Transactions, have been, and each Ancillary Agreement to which they are a party will be, duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of GX, First Merger Sub or Second Merger Sub are necessary to authorize this Agreement and each Ancillary Agreement to which they are a party or to consummate the Transactions (other than (a) with respect to the Mergers, (i) the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of GX Common Stock and by GX, as the sole stockholder of First Merger Sub, either at a duly convened meeting of the sole stockholder of First Merger Sub or by written consent, and by the holders of a majority of the then-outstanding membership interests of Second Merger Sub, and (ii) the filing and recordation of appropriate merger documents as required by the DGCL and DLLCA, and (b) with respect to the issuance of GX Common Stock and the amendment and restatement of the GX Certificate of Incorporation pursuant to this Agreement, the approval of a majority of the then-outstanding shares of GX Common Stock). This Agreement has been duly and validly executed and delivered by GX, First Merger Sub and Second Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of GX, First Merger Sub and Second Merger Sub enforceable against GX, First Merger Sub, or Second Merger Sub, in accordance with its terms subject to the Remedies Exceptions.

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Section 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of GX, First Merger Sub and Second Merger Sub do not, and the performance of this Agreement by each of GX, First Merger Sub and Second Merger Sub will not, (i) conflict with or violate the GX Organizational Documents, First Merger Sub Organizational Documents or the Second Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of GX, First Merger Sub or Second Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of GX, First Merger Sub or Second Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of GX, First Merger Sub or Second Merger Sub is a party or by which each of GX, First Merger Sub or Second Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a GX Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of GX, First Merger Sub and Second Merger Sub do not, and the performance of this Agreement by each of GX, First Merger Sub and Second Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent GX, First Merger Sub or Second Merger Sub from performing its material obligations under this Agreement.

Section 5.06 Compliance. Neither GX, First Merger Sub nor Second Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to GX, First Merger Sub, or Second Merger Sub or by which any property or asset of GX, First Merger Sub, or Second Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which GX, First Merger Sub, or Second Merger Sub is a party or by which GX, First Merger Sub, or Second Merger Sub or any property or asset of GX, First Merger Sub, or Second Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a GX Material Adverse Effect. Each of GX, First Merger Sub and Second Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of GX, First Merger Sub and Second Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) GX has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since May 20, 2019, together with any amendments, restatements or supplements thereto (collectively, the “GX SEC Reports”). GX has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by GX with the SEC to all agreements, documents and other instruments that previously had been filed by GX with the SEC and are currently in effect. As of their respective dates, the GX SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of GX has filed with the SEC on a timely basis all documents required with respect to GX by Section 16(a) of the Exchange Act.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the GX SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of

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unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of GX as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). GX has no off-balance sheet arrangements that are not disclosed in the GX SEC Reports. No financial statements other than those of GX are required by GAAP to be included in the consolidated financial statements of GX.

(c) Except as and to the extent set forth in the GX SEC Reports, neither GX, First Merger Sub, nor Second Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of GX’s, First Merger Sub’s and Second Merger Sub’s business.

(d) GX is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market.

(e) GX has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to GX and other material information required to be disclosed by GX in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to GX’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting GX’s principal executive officer and principal financial officer to material information required to be included in GX’s periodic reports required under the Exchange Act.

(f) GX maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that GX maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. GX has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of GX to GX’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of GX to record, process, summarize and report financial data. GX has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of GX. Since March 31, 2020, there have been no material changes in GX internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by GX to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of GX and GX has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither GX (including any employee thereof) nor GX’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by GX, (ii) any fraud, whether or not material, that involves GX’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by GX or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the GX SEC Reports. To the knowledge of GX, none of the GX SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

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Section 5.08 Absence of Certain Changes or Events. Since December 31, 2019, except as expressly contemplated by this Agreement, (a) GX has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, (b) there has not been any GX Material Adverse Effect, and (c) GX has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02(b).

Section 5.09 Absence of Litigation. There is no Action pending or, to the knowledge of GX, threatened against GX, or any property or asset of GX, before any Governmental Authority. Neither GX nor any material property or asset of GX is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of GX, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 5.10 Board Approval; Vote Required.

(a) The GX Board, by resolutions duly adopted by unanimous vote of the members of the GX Board at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of GX and its stockholders, (ii) approved this Agreement and the Transactions and declared their advisability, and (iii) recommended that the stockholders of GX approve and adopt this Agreement and the Mergers, and directed that this Agreement and the Mergers, be submitted for consideration by the stockholders of GX at the GX Stockholders’ Meeting.

(b) The only vote of the holders of any class or series of capital stock of GX necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of GX Common Stock.

(c) The First Merger Sub Board and Second Merger Sub Board, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, have each duly (i) determined that this Agreement and the Mergers are fair to and in the best interests of First Merger Sub and Second Merger Sub and their sole stockholder or member, (ii) approved this Agreement and the Mergers and declared their advisability, and (iii) recommended that the sole stockholder of First Merger Sub and Second Merger Sub, respectively, approve and adopt this Agreement and approve the Mergers and directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder and member of First Merger Sub and Second Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of First Merger Sub and Second Merger Sub that is necessary to approve this Agreement, the Mergers and the other transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of First Merger Sub Common Stock and the affirmative vote of the holders of a majority of the outstanding membership interests of Second Merger Sub.

Section 5.11 No Prior Operations of First Merger Sub and Second Merger Sub. First Merger Sub and Second Merger Sub were formed solely for the purpose of engaging in the Transactions and have not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.

Section 5.12 Brokers. Except for Credit Suisse Securities (USA) LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of GX, First Merger Sub or Second Merger Sub.

Section 5.13 GX Trust Fund. As of the date of this Agreement, GX has no less than $291,500,000 held in the trust fund established by GX for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of May 20, 2019, between GX and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. GX has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by GX or, to the knowledge of GX, the Trustee. There are no separate contracts, agreements, side

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letters or other understandings (whether written or unwritten, express or implied): (i) between GX and the Trustee that would cause the description of the Trust Agreement in the GX SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of GX, that would entitle any person (other than stockholders of GX who shall have elected to redeem their shares of GX Class A Common Stock pursuant to the GX Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the GX Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of GX, threatened in writing with respect to the Trust Account. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, GX has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to GX at the Effective Time.

Section 5.14 Employees. Other than any officers as described in the GX SEC Reports and consultants and advisors in the ordinary course of business, GX, First Merger Sub and Second Merger Sub have never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by GX’s officers and directors in connection with activities on GX’s behalf in an aggregate amount not in excess of the amount of cash held by GX outside of the Trust Account, GX has no unsatisfied material liability with respect to any officer or director. GX, First Merger Sub and Second Merger Sub have never and do not currently maintain, sponsor, or contribute to or have any direct or material liability under any Employee Benefit Plan.

Section 5.15 Taxes.

(a) GX, First Merger Sub and Second Merger Sub (i) have duly filed all material Tax Returns they are required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are required to have paid as of the date hereof to avoid penalties or charges for late payment; (iii) with respect to all material Tax Returns filed by or with respect to them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) do not have any material deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) have provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of GX, for any material Taxes of GX as of the date of such financial statements that have not been paid.

(b) Neither GX, First Merger Sub nor Second Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of Tax credits or Tax losses) or has a liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than an Ordinary Commercial Agreement.

(c) Each of GX, First Merger Sub and Second Merger Sub has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and, to GX’s knowledge, has complied (including any applicable cure provisions) in all material respects with all applicable Laws relating to the reporting and withholding of Taxes.

(d) Neither GX, First Merger Sub nor Second Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(e) Neither GX, First Merger Sub nor Second Merger Sub has any request for a material closing agreement, private letter ruling, or similar ruling in respect of Taxes pending between GX or First Merger Sub or Second Merger Sub, on the one hand, and any Tax authority, on the other hand.

(f) Neither GX, First Merger Sub nor Second Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

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(g) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against GX, First Merger Sub or Second Merger Sub any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith.

(h) There are no Tax Liens upon any assets of GX, First Merger Sub or Second Merger Sub except for Permitted Liens.

(i) Neither GX, First Merger Sub nor Second Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither GX, First Merger Sub nor Second Merger Sub has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j) Neither GX, First Merger Sub nor Second Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which GX, First Merger Sub or Second Merger Sub does not file Tax Returns stating that GX, First Merger Sub or Second Merger Sub is or may be subject to Tax in such jurisdiction.

(k) For U.S. federal income tax purposes, (i) GX is, and has been since its formation, classified as a corporation, (ii) First Merger Sub is, and has been since its formation, classified as a corporation, and (iii) Second Merger Sub is, and has been since its formation, classified as an entity disregarded as separate from GX.

(l) Each of First Merger Sub and Second Merger Sub is, and at all times since their respective formations has been, wholly-owned by GX.

(m) GX, First Merger Sub and Second Merger Sub, after consultation with their tax advisors, are not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

Section 5.16 Registration and Listing. The issued and outstanding GX Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “GXGXU.” The issued and outstanding shares of GX Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “GXGX.” The issued and outstanding GX Warrants that were included as part of the GX Units (the “GX Public Warrants”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “GXGXW.” As of the date of this Agreement, there is no Action pending or, to the knowledge of GX, threatened in writing against GX by the Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the GX Units, the shares of GX Class A Common Stock, or GX Warrants or terminate the listing of GX on the Nasdaq Capital Market. None of GX or any of its affiliates has taken any action in an attempt to terminate the registration of the GX Units, the shares of GX Class A Common Stock, or the GX Warrants under the Exchange Act.

Section 5.17 Private Placements; Subscription Agreements. Prior to the execution and delivery of this Agreement, GX has delivered to the Company true, correct and complete copies of each of the Subscription Agreements pursuant to which the Private Placement Investors party thereto have agreed, on the terms and subject only to the conditions set forth therein (other than the conditions contained in this Agreement), to purchase shares of GX Common Stock at a price of $10.00 per share in an aggregate amount equal to the Subscription Amount. As of the date hereof, each of the Subscription Agreements are in full force and effect and are legal, valid and binding upon GX and, to the knowledge of GX, each of the Private Placement Investors party thereto, in each case, assuming the due authorization, execution and delivery by the other parties thereto, enforceable in accordance with their terms, except as may be limited by the Remedies Exceptions. As of the date hereof, none of the Subscription Agreements hereof have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of GX, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by the Private Placement Investors party thereto in any respect. There are no contracts, agreements, side letters or other understandings between GX or any of its Affiliates and any Private Placement Investor or any of its Affiliates relating to any such Subscription Agreement that would adversely affect the obligation of such Private Placement Investor to purchase from GX the applicable portion of the Subscription Amount set forth in such Subscription Agreement of such Private Placement Investors on the terms set forth in such Subscription Agreement. GX has fully paid any and all commitment fees or other fees to any Private Placement Investor required in

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connection with the Subscription Agreements that are payable on or prior to the date hereof pursuant to the Subscription Agreements and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. As of the date hereof, assuming the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 will be satisfied, GX has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement, and, as of the date hereof, to the knowledge of GX, there is not any fact or event that would or would reasonably be expected to cause any of the conditions set forth in any such Subscription Agreement not to be satisfied.

Section 5.18 GX’s, First Merger Sub’s and Second Merger Sub’s Investigation and Reliance. Each of GX, First Merger Sub and Second Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by GX, First Merger Sub and Second Merger Sub, together with expert advisors, including legal counsel, that they have engaged for such purpose. GX, First Merger Sub and Second Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither GX, First Merger Sub nor Second Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or the Company Officer’s Certificate. Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to GX, First Merger Sub, Second Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to GX, First Merger Sub, Second Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company or any Company Subsidiary.

Article VI

CONDUCT OF BUSINESS PENDING THE FIRST MERGER

Section 6.01 Conduct of Business by the Company Pending the First Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless GX shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall, and shall cause the Company Subsidiaries to, conduct their business in the ordinary course of business; and

(ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers and Key Employees of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of GX (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

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(ii) issue, sell, pledge, dispose of, grant or encumber or subject to any Lien, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or otherwise amend any terms of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, provided that the exercise or settlement of any Company Options in the ordinary course of business shall not require the consent of GX, provided, further, that the Company shall be permitted to grant Company Options in accordance with Section 6.01(b)(ii) of the Company Disclosure Schedule; or (B) any material assets of the Company or any Company Subsidiary;

(iii) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or the Company Subsidiaries (other than the Mergers), acquire any equity interest or other interest in any other entity or enter into a joint venture, partnership, business association or other similar arrangement with any other entity;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(vi) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof; or (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets, in excess of $1,000,000 in the aggregate;

(vii) (A) except as provided for through the New Employment Agreements, grant any increase in the compensation or incentives payable or to become payable to any current or former director, officer, employee (including any Key Employee) or service provider of the Company or any Company Subsidiary (each, a “Company Service Provider”), in any such case in excess of $250,000, (B) except through or in connection with the New Employment Agreements, enter into any new, or terminate or amend any existing, employment, retention, bonus, change in control, or termination agreement with any Company Service Provider, (C) except as provided for through the New Employment Agreements, accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any Company Service Provider, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, (E) hire any new employee whose individual base compensation shall exceed $250,000, provided that such new employee receives compensation and benefits that are no more favorable than those provided to similarly situated employees of the Company or any Company Subsidiary, (F) terminate the employment (other than for cause) of any Company Service Provider whose individual base compensation exceeds $250,000, except that the Company may (1) provide increases in salary, wages, bonuses or benefits to employees as required under the terms of any Plan in existence as of the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule or, for employees (other than Key Employees) whose base compensation is less than $250,000, in the ordinary course of business consistent with past practice, (2) change the title of its employees (other than Key Employees) in the ordinary course of business and (3) make annual or quarterly bonus or commission payments in the ordinary course of business consistent with past practice and in accordance with the bonus or commission plans existing on the date of this Agreement;

(viii) other than as required by Law or pursuant to the terms of a Plan entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule or as provided for through the New Employment Agreements, grant any severance or termination pay to (A) any Key Employee or any director or officer of the Company or of any Company Subsidiary or (B) other than in the ordinary course of business consistent with past practice, any other current employee of the Company or of any Company Subsidiary;

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(ix) adopt, amend or terminate any material Plan or any Employee Benefit Plan that would be a Plan if in effect as of the date hereof except as may be required by applicable Law, is required in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business consistent with past practice (provided that such renewals do not materially increase the cost to the Company or any Company Subsidiary of providing such benefits);

(x) waive the restrictive covenant obligations of any employee of the Company or any Company Subsidiary;

(xi) materially amend or change any of the Company’s or any Company Subsidiary’s accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as may be required by a change in GAAP;

(xii) make, change or revoke any material tax election, amend a material Tax Return, settle or compromise any material United States federal, state, local or non-United States income tax liability, adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, or enter into any closing agreement or Tax sharing or similar agreement in respect of material Taxes;

(xiii) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, except in the ordinary course of business;

(xiv) fail to use reasonable efforts to prosecute, protect, enforce and maintain, material Company IP;

(xv) (x) acquire, license, sublicense, waive, covenant not to assert, pledge, sell, transfer, assign or otherwise dispose of, divest or spin-off, any material item of Company IP or other Intellectual Property used or held for use in the business of the Company and the Company Subsidiaries, (y) abandon, relinquish, permit to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in, each and every material item of Company IP or other Intellectual Property used or held for use in the business of the Company and the Company Subsidiaries or (z) disclose or otherwise make available to any person who is not subject to a written agreement to maintain the confidentiality of such trade secrets any material Trade Secret included in the Company IP or other Intellectual Property used or held for use in the business of the Company and the Company Subsidiaries;

(xvi) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $200,000 individually or $500,000 in the aggregate; or

(xvii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from GX to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to GX, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of GX and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

Section 6.02 Conduct of Business by GX, First Merger Sub and Second Merger Sub Pending the Mergers.

(a) Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), and except as set forth on Section 6.02 of the GX Disclosure Schedule and as required by applicable Law (including as may be

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requested or compelled by any Governmental Authority), GX agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of GX, First Merger Sub and Second Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice.

(b) By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), or in connection with the terms and conditions of, any Subscription Agreement, as set forth on Section 6.02 of the Company Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither GX, First Merger Sub nor Second Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(i) amend or otherwise change the GX Organizational Documents, the First Merger Sub Organizational Documents or the Second Merger Sub Organizational Documents or form any subsidiary of GX other than First Merger Sub and Second Merger Sub.;

(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the GX Organizational Documents;

(iii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the GX Common Stock or GX Warrants except for redemptions from the Trust Fund that are required pursuant to the GX Organizational Documents;

(iv) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of GX, First Merger Sub or Second Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of GX, First Merger Sub or Second Merger Sub, except in connection with conversion of the GX Class B Common Stock pursuant to the GX Organizational Documents;

(v) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of GX, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business or to borrow money from GX’s directors, officers or stockholders (including the Sponsor) in an amount not to exceed $2,000,000 in the aggregate;

(vii) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(viii) make, change or revoke any material tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability, adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, or enter into any closing agreement or Tax sharing or similar agreement in respect of material Taxes;

(ix) liquidate, dissolve, reorganize or otherwise wind up the business and operations of GX, First Merger Sub or Second Merger Sub;

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(x) amend the Trust Agreement or any other agreement related to the Trust Account; or

(xi) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Notwithstanding anything to the contrary in this Section 6.02(b), nothing in this Agreement shall prohibit or restrict GX from extending, in accordance with the GX Organizational Documents and the Prospectus (as defined below), the deadline by which it must complete its Business Combination (as defined below) (an “Extension,” and such deadline, the “Extension Date”), and no consent of the Company shall be required in connection therewith; provided, that GX shall provide to the Company drafts of all material documents related to an Extension, and shall consider in good faith all reasonable comments to such documents provided by the Company. Nothing in this Section 6.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of GX prior to the Closing Date. Prior to the Closing Date, each of GX and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 6.03 Claims Against Trust Account. Reference is made to the final prospectus of GX, dated as of May 20, 2019 and filed with the SEC (File No. 333-231074) on May 21, 2019 (the “Prospectus”). The Company hereby represents and warrants that it understands that GX has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of GX’s public stockholders (including overallotment shares acquired by GX’s underwriters the “Public Stockholders”), and that, except as otherwise described in the Prospectus, GX may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their GX Class A Common Stock in connection with the consummation of GX’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if GX fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, subject to extension by amendment to the GX Organizational Documents (c) with respect to any interest earned on the amounts held in the Trust Account, amounts as necessary to pay any Taxes and up to $100,000 in dissolution expenses, or (d) to GX after or concurrently with the consummation of a Business Combination. For and in consideration of GX entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between GX or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Company or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with GX or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach (including a Willful Breach) of this Agreement or any other agreement with GX or its affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by GX and its affiliates to induce GX to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable Law. To the extent the Company or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to GX or its Representatives, which proceeding seeks, in whole or in part, monetary relief against GX or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to GX or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders of GX, whether in the form of money damages or injunctive relief, GX and its Representatives, as applicable, shall be entitled to recover from the Company and its affiliates the

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associated legal fees and costs in connection with any such action, in the event GX or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement; Registration Statement; Consent Solicitation.

(a) As promptly as practicable after the execution of this Agreement and receipt of the Annual PCAOB Audited Financials and the Q3 Unaudited Interim Financial Statements, (i) GX (with the assistance and cooperation of the Company as reasonably requested by GX) shall prepare and file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of GX, in which GX shall solicit proxies from GX’s stockholders to vote at the special meeting of GX’s stockholders called for the purpose of voting on the following matters (the “GX Stockholders’ Meeting”) in favor of (A) the approval and adoption of this Agreement and the Mergers, (B) the issuance of GX Common Stock as contemplated by this Agreement and the Subscription Agreements, (C) the approval and adoption of the second amended and restated GX Certificate of Incorporation as set forth on Exhibit C, (D) the approval and adoption of an equity incentive plan, in form and substance reasonably acceptable to GX and the Company that provides for grant of awards to employees and other service providers of the Surviving Corporation and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on GX Common Stock with a total pool of awards of GX Common Stock not exceeding, together with the number of shares of GX Common Stock that would be issuable immediately after the Effective Time upon the exercise of all Converted Options, 18% of the aggregate number of the sum of (1) shares of GX Common Stock outstanding at the Closing and (2) securities convertible into GX Common Stock, with an annual “evergreen” increase of not more than 4% of the shares of GX Common Stock outstanding as of the day prior to such increase (the “GX Equity Plan”), (E) the approval and adoption of an employee stock purchase plan, in form and substance reasonably acceptable to GX and the Company, that provides for grant of purchase rights with respect to GX Common Stock to employees of the Surviving Corporation and its Subsidiaries with a total pool of shares of GX Common Stock not exceeding 1% of the aggregate number of the sum of (1) shares of GX Common Stock outstanding at the Closing and (2) securities convertible into GX Common Stock, with an annual “evergreen” increase of 1% of the shares of GX Common Stock outstanding as of the day prior to such increase (the “GX ESPP”), and (F) any approval of other proposals the parties deem necessary to effectuate the Mergers and the other Transactions (collectively, the “GX Proposals”), and (ii) GX shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”), which Registration Statement shall include the Proxy Statement, which shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of GX Common Stock to be issued to the stockholders of the Company pursuant to this Agreement. GX and the Company each shall use their reasonable best efforts to (i) cause the Proxy Statement and Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement or the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement becomes effective, GX shall mail the Proxy Statement to its stockholders. Each of GX and the Company shall promptly furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(b) No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by GX or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). GX and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the GX Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of GX and the Company shall

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cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC with respect to the Proxy Statement or the Registration Statement and any amendment to the Proxy Statement or the Registration Statement filed in response thereto.

(c) GX represents that the information supplied by GX for inclusion in the Registration Statement and the Proxy Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GX, (iii) the time of the GX Stockholders’ Meeting, and (iv) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to GX, First Merger Sub or Second Merger Sub, or their respective officers or directors, should be discovered by GX which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, GX shall promptly inform the Company. All documents that GX is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(d) The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GX, (iii) the time of the GX Stockholders’ Meeting, and (iv) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform GX. All documents that the Company is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(e) As promptly as practicable after the initial filing of the Registration Statement, the Company (with the assistance and cooperation of GX as reasonably requested by the Company) shall prepare an information statement relating to the action to be taken by stockholders of the Company pursuant to the Written Consent or by vote at a Company Stockholders Meeting (the “Consent Solicitation Statement”). As promptly as practicable after the date on which the Registration Statement becomes effective, the Company shall deliver the Consent Solicitation Statement to its stockholders.

Section 7.02 GX Stockholders’ Meeting; First Merger Sub Stockholder’s Approval and Second Merger Sub Shareholder’s Approval.

(a) GX shall call and hold the GX Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective (but in any event no later than 30 days after the date on which the Proxy Statement is mailed to stockholders of GX) for the purpose of voting solely upon the GX Proposals; provided that GX may postpone or adjourn the GX Stockholders’ Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the GX Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the GX Proposals or otherwise take actions consistent with GX’s obligations pursuant to Section 7.10 of this Agreement. GX shall use its reasonable best efforts to obtain the approval of the GX Proposals at the GX Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the GX Proposals. The GX Board shall recommend to its stockholders that they approve the GX Proposals (the “GX Board Recommendation”) and shall include such recommendation in the Proxy Statement. The GX Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify the GX Board Recommendation, (ii) publicly propose to change, withdraw, withhold, qualify or modify the GX Board Recommendation or (iii) fail to include the GX Board Recommendation in the Proxy Statement.

(b) Promptly following the execution of this Agreement, GX shall approve and adopt this Agreement and approve the Mergers and the other transactions contemplated by this Agreement, in its capacity as the sole stockholder of First Merger Sub and Second Merger Sub.

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Section 7.03 Requisite Approval. Upon the terms set forth in this Agreement, (a) the Company shall (i) seek the irrevocable written consent, in form and substance reasonably acceptable to GX, of holders of the Requisite Approval in favor of the approval and adoption of this Agreement and the Mergers and all other transactions contemplated by this Agreement (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within seventy-two (72) hours after the Registration Statement becomes effective and (ii) in the event the Company determines it is not able to obtain the Written Consent within such seventy-two (72) hour period, the Company shall promptly call and hold a meeting of holders of Capital Stock for the purpose of voting solely upon the adoption of this Agreement and the Mergers and all other transaction contemplated by this Agreement (the “Company Stockholders Meeting”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty (20) days after the Registration Statement becomes effective and (b) the Company Board shall recommend to its stockholders that they approve this Agreement and the Mergers (the “Company Board Recommendation”). The Company shall use its reasonable best efforts to obtain the Company Stockholder Approval and the Company Stockholders Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of this Agreement and the Mergers. The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal or (iii) fail to include the Company Board Recommendation in the Consent Solicitation Statement.

Section 7.04 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and GX shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request, including in connection with any Tax disclosure in any statement, filing, notice or application relating to the Intended Tax Treatment or any Tax opinion requested or required to be filed pursuant to Section 7.12(c). Notwithstanding the foregoing, neither the Company nor GX shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement, dated as of August 5, 2020 (the “Non-Disclosure Agreement”), between GX and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as reasonably necessary, the Intended Tax Treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Non-Disclosure Agreement.

Section 7.05 Non-Solicitation.

(a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, business, assets, books, records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement

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in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do, or do, any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal (and with whom the Company has had contact in the twelve (12) months prior to the date of this Agreement regarding an Acquisition Proposal) to return or destroy all confidential information furnished to such person by or on behalf of it or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. If a party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Acquisition Proposal at any time prior to the Closing, then such party shall promptly (and in no event later than twenty-four (24) hours after such party becomes aware of such inquiry or proposal) notify such person in writing of the terms of this Section 7.05. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 7.05 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 7.05 by the Company.

(b) For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than GX, First Merger Sub, Second Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (i) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (ii) any direct or indirect acquisition of 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (iii) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (iv) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of the Company.

Section 7.06 Exclusivity.

(a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, GX shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Business Combination other than the Transactions (a “Business Combination Proposal”), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, business, assets, books, records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Business Combination Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Business Combination Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Business Combination Proposal or (v) propose, resolve or agree to do, or do, any of the foregoing. If a party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Business Combination Proposal at any time prior to the Closing, then such party shall promptly (and in no event later than twenty-four (24) hours after

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such party becomes aware of such inquiry or proposal) notify such person in writing of the terms of this Section 7.06. Without limiting the foregoing, it is understood that any violation of the restrictions contained in Section 7.06 by any of GX’s Subsidiaries, or any of GX’s or its Subsidiaries’ respective Representatives acting on GX’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 7.06 by GX.

(b) GX shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 7.07 Employee Benefits Matters.

(a) GX shall, or shall cause the Surviving Entity and each of its subsidiaries, as applicable, to provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any Employee Benefit Plan established or maintained by the Surviving Entity or any of its subsidiaries (excluding any retiree health plans or programs or defined benefit retirement plans or programs) for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, GX shall use reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the Employee Benefit Plans established or maintained by the Surviving Entity or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, the Surviving Entity will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing with respect to the calendar year in which the Closing occurs. As a condition to GX’s obligations under this Section 7.07(a), the Company shall provide GX or its designee with all information reasonably requested and necessary to allow GX or its designee to comply with such obligations.

(b) The Company shall cause all notices to be timely provided to each optionee under the Company Option Plan as required by the Company Option Plan.

(c) The provisions of this Section 7.07 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any Employee Benefit Plan or other employee benefit arrangement or shall require the Company, GX, the Surviving Entity or any of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

Section 7.08 Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation of the Surviving Corporation and the operating agreement of the Surviving Entity shall each contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the Company Charter and its bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. From and after the Effective Time, GX agrees that it shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time, to the fullest

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extent that the Company would have been permitted under applicable Law, the Company Charter in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). GX further agrees that with respect to the provisions of the bylaws and certificate of incorporation or limited liability company agreement, as applicable, of the Company Subsidiaries relating to indemnification, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law.

(b) For a period of six years from the Effective Time, GX shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to GX or its agents or Representatives in the Virtual Data Room) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall GX be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2019 (the “Maximum Annual Premium”); provided, however, that (i) GX may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.08(b) shall be continued in respect of such claim until the final disposition thereof.

(c) On the Closing Date, to the extent not already entered into, GX shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and GX with the post-Closing directors and officers of GX, which indemnification agreements shall continue to be effective following the Closing.

Section 7.09 Notification of Certain Matters. The Company shall give prompt notice to GX, and GX shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

Section 7.10 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to make all filings with, respond to questions from, obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Mergers. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communications. Subject to the terms of the Non-Disclosure Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Non-Disclosure Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on

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the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Notwithstanding the generality of the foregoing, GX shall use its reasonable best efforts to consummate the Private Placements at or prior to the Closing in accordance with the Subscription Agreements, and the Company shall cooperate with GX in such efforts. GX shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement, waiver or modification to any Subscription Agreement that would reasonably be expected to cause the Private Placements to fail to be consummated at or prior to the Closing.

Section 7.11 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of GX and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the Nasdaq Capital Market, each of GX and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Mergers or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.11 shall prevent GX or the Company or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.11.

Section 7.12 Tax Matters.

(a) None of GX, First Merger Sub, Second Merger Sub or the Company shall (and each shall cause its affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of GX, First Merger Sub, Second Merger Sub and the Company shall report the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code consistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Mergers.

(c) Each party shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Mergers may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Mergers qualifying for the Intended Tax Treatment). In the event either GX or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment, or the SEC requests or requires tax opinions, each party shall use reasonable efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

Section 7.13 Stock Exchange Listing. GX will use its reasonable best efforts to cause the GX Class A Common Stock issued in connection with the Transactions to be approved for listing on the Nasdaq Capital Market at the Closing. During the period from the date hereof until the Closing, GX shall use its reasonable best efforts to keep the GX Units, the GX Common Stock and GX Warrants listed for trading on the Nasdaq Capital Market.

Section 7.14 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and GX each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may reasonably be requested pursuant to Antitrust Laws

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and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) GX and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.14(b) may be limited to outside counsel and may be redacted (i) to remove references to the valuation of the Company, and (ii) as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 7.15 PCAOB Audited Financials; Unaudited Interim Financials. The Company shall use reasonable best efforts to deliver true and complete copies of (i) (a) the audited consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of income, changes in stockholder equity, and cash flows of the Company and the consolidated Company Subsidiaries for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (the “Annual PCAOB Audited Financials”) and (b) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in stockholder equity, and cash flows, of the Company and the consolidated Company Subsidiaries as at and for the nine-months ended September 30, 2020 and September 30, 2019, in each case, prepared in accordance with GAAP and Regulation S-X (the “Q3 Unaudited Interim Financial Statements”), in each case, not later than ten (10) days from the date hereof, (ii) if the Closing has not occurred by February 16, 2021, the audited consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2020, and the related audited consolidated statements of income, changes in stockholder equity, and cash flows of the Company and the consolidated Company Subsidiaries for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (the “2020 PCAOB Audited Financials” and, collectively with the Annual PCAOB Audited Financials, the “PCAOB Audited Financials”) not later than March 8, 2021 and (iii) if the Closing has not occurred by May 14, 2021, the unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in stockholder equity, and cash flows, of the Company and the consolidated Company Subsidiaries as at and for the three-months ended March 31, 2021 and March 31, 2020, in each case, prepared in accordance with GAAP and Regulation S-X (the “Q1 Unaudited Interim Financial Statements” and, collectively with the Q3 Unaudited Interim Financial Statements, the “Unaudited Interim Financials”) not later than May 31, 2021; provided, however, that if the Company fails to deliver the PCAOB Audited Financials and the Unaudited Interim Financials by the applicable deadlines specified in the foregoing clauses (i), (ii) and (iii), the Company will not be in breach of this Agreement (and GX may not terminate this Agreement solely because of such failure to deliver such financial statements by the applicable deadlines) if, at the time such

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financial statements were otherwise required to be delivered, the Company is exercising its reasonable best efforts in good faith to deliver the applicable financial statements, unless such failure to deliver is not cured by the Company within a reasonable amount of time mutually agreed by GX and the Company acting in good faith and taking into account the reason for such failure to deliver.

Section 7.16 Trust Account. As of the Effective Time, the obligations of GX to dissolve or liquidate within a specified time period as contained in GX’s Certificate of Incorporation will be terminated and GX shall have no obligation whatsoever to dissolve and liquidate the assets of GX by reason of the consummation of the Mergers or otherwise, and no stockholder of GX shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, GX shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to GX (other than funds required to be paid from the Trust Account pursuant to the Trust Agreement) (to be held as available cash on the balance sheet of GX, and to be used to pay (a) as and when due all amounts payable to the stockholders of GX holding shares of GX Class A Common Stock in the event they elect to redeem their GX Class A Common Stock pursuant to the GX Organizational Documents, (b) the Company’s and GX’s unpaid transaction expenses payable by GX on the Closing Date pursuant to Section 3.04 or (c) for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.17 Directors. GX and the Company shall take all necessary action so that immediately after the Effective Time, the board of directors of GX is comprised of the individuals, and in the classes, designated by GX and the Company pursuant to Section 2.05(b).

Section 7.18 Equity Plan and ESPP. Prior to the Closing, GX will adopt the GX Equity Plan and the GX ESPP.

Section 7.19 [Reserved].

Section 7.20 Amended and Restated Voting Agreement. Prior to the Closing, the Company shall cause the Amended and Restated Voting Agreement, dated as of March 16, 2020, as amended, by and among the Company and the other parties thereto, to be terminated.

Section 7.21 Related Party Agreements. Prior to the Closing, the Company shall have terminated, or caused to be terminated, all contracts set forth in Section 4.20 of the Company Disclosure Schedule and any other contracts between the Company and any of its directors, officers or holder of more than 10% of the capital stock of the Company (assuming the full conversion or exercise of all Company Securities held by such person), or any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such person) (a “Related Party”) or that would otherwise be required to be disclosed pursuant to Item 404 of Regulation S-K without any liability to the Company, other than (a) ordinary course agreements relating to director and employee compensation and benefits and (b) the contracts set forth on Section 7.21 of the Company Disclosure Schedule.

Section 7.22 Other Rights.

(a) Except for the rights of certain former stockholders of CariCord Inc. (“Caricord”) to receive shares of the Company pursuant to the terms of that certain Agreement and Plan of Merger (the “Caricord Agreement”), dated August 22, 2018, by and among the Company, Caricord, CC Subsidiary, Inc. and Gregory L. Andrews, the Company Warrants and the Company Options, the Company shall cause all other outstanding rights to acquire equity of the Company to be terminated as of the Closing. Prior to the Closing, the Company will use commercially reasonable efforts to enter into an agreement with University License Equity Holdings, Inc. to (a) cancel any Phantom B Shares (as such term is defined in the Caricord Agreement) that it holds or that it may become entitled to hold pursuant to the Caricord Agreement in exchange for shares of Series B Preferred Stock and (b) cancel any Phantom C Shares (as such term is defined in the Caricord Agreement) that it may become entitled to hold pursuant to the Caricord Agreement in exchange for shares of Company Common Stock.

(b) Prior to the Closing, the Company will use commercially reasonable efforts to enter into, in a form reasonably satisfactory to GX, an amendment to (i) that certain Contingent Value Rights Agreement, dated August 15, 2017 (the “Celgene CVR Agreement”), by and between Celgene Corporation (“Celgene”) and the Company (the “Celgene CVR Amendment”) and (ii) that certain Investment Rights Agreement, dated August 15, 2017 (the “Celgene Investment Rights Agreement”), by and between Celgene and the Company, providing that (A) the rights to contingent

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cash payments set forth in the Celgene CVR Agreement shall become separated from the shares of Series X Preferred Stock upon the Effective Time and thereafter may be sold, assigned, transferred or disposed of by the holder thereof and (B) the rights set forth under Section 1 and Section 2.2 of the Celgene Investment Rights Agreement shall terminate and be no further force or effect immediately preceding, but conditioned upon, the Closing.

Section 7.23 Pre-Closing Charter Amendment. Prior to the conversion of the shares of Company Preferred Stock into shares of Company Common Stock pursuant to Section 3.01(a), the Company shall cause the Company Charter to be amended in the form set forth in Exhibit E subject to such modifications that Celgene may reasonably request within ten (10) Business Days of the date hereof (and which modifications are reasonably acceptable to GX and the Company) (such amendment, the “Pre-Closing Charter Amendment”).

Article VIII

CONDITIONS TO THE FIRST MERGER

Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, GX, First Merger Sub and Second Merger Sub to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) GX Stockholders’ Approval. The GX Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of GX in accordance with the Proxy Statement, the DGCL, the GX Organizational Documents and the rules and regulations of the Nasdaq Capital Market.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers.

(d) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

(e) Governmental Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule, shall have been obtained from and made with all applicable Governmental Authorities.

(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g) Stock Exchange Listing. The shares of GX Class A Common Stock shall be listed on the Nasdaq Capital Market as of the Closing Date.

(h) GX Net Tangible Assets. GX shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the GX Organizational Documents.

Section 8.02 Conditions to the Obligations of GX, First Merger Sub and Second Merger Sub. The obligations of GX, First Merger Sub and Second Merger Sub to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Capitalization) (other than clauses (a), (b), (c) and (h) thereof, which are subject to clause (iii) below), Section 4.04 (Authority Relative to this Agreement) and Section 4.22 (Brokers) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 of this Agreement and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty

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shall be true and correct as of such earlier date, (ii) Section 4.08(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date, (iii) Section 4.03(a), Section 4.03(b), Section 4.03(c) and Section 4.03(h) (Capitalization) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (iv) all other representations and warranties of the Company set forth in Article IV shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have delivered to GX a certificate (the “Company Officer’s Certificate”), dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) Resignation. Other than those persons identified as continuing directors on Section 2.05(a) of the Company Disclosure Schedule, all members of the Company Board and the Board of Directors of the Company Subsidiaries shall have executed written resignations effective as of the Effective Time.

(f) Registration Rights Agreement. All parties to the Registration Rights Agreement (other than GX) shall have delivered, or cause to be delivered, to GX copies of the Registration Rights Agreement duly executed by all such parties.

(g) Lock-Up Agreements. The stockholders of the Company listed in Section 8.02(g) of the Company Disclosure Schedule shall have delivered, or have caused to be delivered, to GX duly executed copies of the Lock-Up Agreements.

(h) Delivery of Certain Financial Statements. The Company shall have delivered to GX (i) the Annual PCAOB Audited Financials and the Q3 Unaudited Interim Financial Statements, (ii) if the Closing has not occurred by February 16, 2021, the 2020 PCAOB Audited Financials and (iii) if the Closing has not occurred by May 14, 2021, the Q1 Unaudited Interim Financial Statements.

(i) FIRPTA Tax Certificates. The Company shall deliver to GX in a form reasonably acceptable to GX, dated as of the Closing Date, a properly executed certification that shares of the Company are not “U.S. real property interests” within the meaning of Section 897 of the Code, in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with an executed notice to the IRS (which shall be filed by GX with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; provided, however, that if the Company fails to deliver such certificate and notice, this condition shall nevertheless be deemed satisfied and GX, First Merger Sub and Second Merger Sub, as applicable, shall be entitled to withhold from the Per Share Merger Consideration as required by Section 1445 of the Code.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of GX, First Merger Sub and Second Merger Sub contained in (i) Section 5.01 (Corporation Organization), Section 5.03 (Capitalization) (other than clauses (a) and (e) thereof, which is subject to clause (iii) below), Section 5.04 (Authority Relative to this Agreement),

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Section 5.12 (Brokers) and Section 5.17 (Private Placements; Subscription Agreements) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (without giving effect to any limitation as to “materiality” or “GX Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any changes that reflect actions permitted in accordance with Section 6.02 of this Agreement and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 5.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date, (iii) Section 5.03(a) and Section 5.03(e) (Capitalization) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (iv) other representations and warranties of GX and First Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “GX Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a GX Material Adverse Effect.

(b) Agreements and Covenants. GX, First Merger Sub and Second Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. GX shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of GX, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(d).

(d) Material Adverse Effect. No GX Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) Stock Exchange Listing. A supplemental listing shall have been filed with the Nasdaq Capital Market as of the Closing Date to list the shares constituting the aggregate Per Share Merger Consideration.

(f) Registration Rights Agreement. GX shall have delivered a copy of the Registration Rights Agreement duly executed by GX.

(g) Resignation. Other than those persons identified as continuing directors on Section 2.05(b) of the Company Disclosure Schedule, all members of the GX Board shall have executed written resignations effective as of the Effective Time.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or GX, as follows:

(a) by mutual written consent of GX and the Company;

(b) by written notice from either GX or the Company to the other if the Effective Time shall not have occurred prior to May 20, 2021 (the “Initial Outside Date”, and as it may be extended below, the “Outside Date”); provided, that, if prior to such date GX’s stockholders have approved an Extension, then the Initial Outside Date may be extended by either GX or the Company upon written notice to the other to the earlier of the Extension Date and June 30, 2021; provided further, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

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(c) by written notice from either GX or the Company to the other if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d) by written notice from either GX or the Company to the other if any of the GX Proposals shall fail to receive the requisite vote for approval at the GX Stockholders’ Meeting;

(e) by written notice from GX to the Company if the Stockholder Support Agreements have not been delivered by a number of Company stockholders sufficient to deliver the Company Stockholder Approval within twenty four (24) hours of the execution and delivery of this Agreement; provided, however, that if the Stockholder Support Agreements by such number of holders have been delivered, GX may not terminate this Agreement pursuant to this Section 9.01(e);

(f) by written notice from GX to the Company if the Company shall have failed to obtain the Company Stockholder Approval within five (5) Business Days after the Registration Statement becomes effective; provided, however, that if the Written Consent evidencing the Requisite Approval has been obtained, GX may not terminate this Agreement pursuant to this Section 9.01(f);

(g) by written notice from GX to the Company upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that GX has not waived such Terminating Company Breach and GX, First Merger Sub and Second Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, GX may not terminate this Agreement under this Section 9.01(g) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by GX to the Company;

(h) by written notice from the Company to GX upon a breach of any representation, warranty, covenant or agreement on the part of GX, First Merger Sub and Second Merger Sub set forth in this Agreement, or if any representation or warranty of GX, First Merger Sub and Second Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating GX Breach”); provided that the Company has not waived such Terminating GX Breach and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating GX Breach is curable by GX, First Merger Sub and Second Merger Sub, the Company may not terminate this Agreement under this Section 9.01(h) for so long as GX, First Merger Sub and Second Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to GX.

Section 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.03. The provisions of Section 6.03, Section 7.04(b) and Article X (collectively, the “Surviving Provisions”) and the Non-Disclosure Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Section 9.03 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.04 Waiver. At any time prior to the Effective Time, (i) GX may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company

Annex A-58

may (a) extend the time for the performance of any obligation or other act of GX, First Merger Sub or Second Merger Sub, (b) waive any inaccuracy in the representations and warranties of GX, First Merger Sub or Second Merger Sub contained herein or in any document delivered by GX, First Merger Sub or Second Merger Sub pursuant hereto and (c) waive compliance with any agreement of GX, First Merger Sub, Second Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Article X

GENERAL PROVISIONS

Section 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to GX, First Merger Sub or Second Merger Sub:

GX Acquisition Corp.

1325 Avenue of the Americas, 25th Floor

New York, New York 10019

Attention: Jay Bloom and Dean Kehler

Email: jay.bloom@trimarancapital.com and dean.kehler@trimarancapital.com with a copy to:

Skadden, Arps, Slate, Meagher& Flom LLP

One Manhattan West

New York, NY 10001

Attention: Michael Chitwood and Michael Civale

Email: Michael.Chitwood@skadden.com and

Michael.Civale@skadden.com

if to the Company:

Celularity Inc.

170 Park Avenue

Florham Park, NJ 07932

Attention: Keary Dunn

Email: keary.dunn@celularity.com

with a copy to:

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention: Yvan-Claude Pierre and Kevin Cooper

Email: ypierre@cooley.com and kcooper@cooley.com

Section 10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

Annex A-59

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Non-Disclosure Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.08 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

Section 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.09 Counterparts; Electronic Delivery. This Agreement and each other Transaction Document may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

Annex A-60

Section 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.11 No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Mergers to be consummated, may be made only against (and, without prejudice to the rights of any express third party beneficiary to whom rights under this Agreement inure pursuant to Section 10.11), are those solely of the persons that are expressly identified as parties to this Agreement and not against any Nonparty Affiliate (as defined below). Except in the case of fraud, no other person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to (each of the foregoing, a “Nonparty Affiliate”) any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each party, on behalf of itself and its affiliates, hereby irrevocably releases and forever discharges each of the Nonparty Affiliate from any such liability or obligation.

[Signature Page Follows]

Annex A-61

IN WITNESS WHEREOF, GX, First Merger Sub, Second Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GX ACQUISITION CORP.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler
Title: Co-Chairman and Chief Executive Officer
ALPHA FIRST MERGER SUB, INC.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler
Title: Vice President and Treasurer
ALPHA SECOND MERGER SUB, LLC

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler
Title: Vice President and Treasurer
CELULARITY INC.

By:	/s/ Robert J. Hariri, M.D., Ph.D.
Name: Robert J. Hariri, M.D., Ph.D.
Title: Chief Executive Officer

Annex A-62

Exhibit E

Form of Pre-Closing Charter Amendment

[See attached.]

Annex A-63

Exhibit E

Final Form

FORM OF

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CELULARITY INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Celularity Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Celularity Inc. (the “Company”), and that this corporation was originally incorporated pursuant to the General Corporation Law on August 29, 2016 under the same name.

2. That the Board of Directors duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation of the Company (the “Amended and Restated Certificate of Incorporation”) in the form of this Certificate of Amendment in accordance with Section 242 of the General Corporation Law and this Certificate of Amendment has been duly approved by the written consent of the stockholders of this corporation in accordance with Section 228 of the General Corporation Law.

3. Section IV(B)(4)(c) of the Amended and Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

“(c) Series X Preferred Stock Conversion. Notwithstanding the provisions of Section IV(B)(4)(a) or (b) to the contrary, in the event that the Requisite Holders elect to convert all shares of Preferred Stock, including the Series X Preferred Stock, into Common Stock pursuant to the provisions of Section IV(B)(4)(b)(ii) other than (i) in connection with the closing of the Corporation’s first underwritten public offering pursuant to a registration statement under the Act or (ii) in connection with the transactions contemplated by the Merger Agreement and Plan of Reorganization, dated as of January 8, 2021 (as it may be amended, modified or restated from time to time), by and among the Corporation, GX Acquisition Corp., Alpha First Merger Sub, Inc. and Alpha Second Merger Sub, LLC (any such conversion, other than the transactions described in clauses (i) and (ii) above, a “Series X Conversion Event”), a new class of Common Stock shall be created and issued to the holders of Series X Preferred Stock, which newly formed class of Common Stock shall have the same rights, preferences and privileges as all other classes of the Corporation’s Common Stock, as well as the rights, preferences and privileges set forth in the CVR Agreement. Following the occurrence of any Series X Conversion Event, the Corporation shall promptly solicit the requisite consent of the Board of Directors and stockholders to amend this Certificate of Incorporation to authorize such new class of the Corporation’s Common Stock to be issued to the holder(s) of the Series X Preferred Stock.”

4. All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

Annex A-64

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this ____ day of [•], 2021.

By:
Name:	Robert Hariri, M.D., Ph.D.
Title:	CEO

Annex A-65

Annex B

Final Form

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CELULARITY INC.

Celularity Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Celularity Inc.” The Corporation was incorporated under the name “GX Acquisition Corp.” by the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware on August 24, 2018 (the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on May 20, 2019 (as amended from time to time, the “Existing Certificate”).

3. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation held in accordance with Section 211 of the DGCL.

4. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

5. The text of the Existing Certificate is hereby restated and amended in its entirety to read as follows:

aRTICLE I.

The name of this corporation is Celularity Inc. (the “Corporation”).

aRTICLE II.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

aRTICLE III.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

aRTICLE IV.

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Class A Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is [-] shares, [-] shares of which shall be Class A Common Stock (the “Class A Common Stock”) and [-] shares of which shall be Preferred Stock (the “Preferred Stock”). The Class A Common Stock and Preferred Stock shall each have a par value of $0.0001 per share.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized by resolution or resolutions to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares of any such series and to determine for each such series, such voting powers, full or limited, or no voting powers, and such

Annex B-1

designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase (but not above the authorized number of shares of Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

C. The number of authorized shares of Preferred Stock or Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, or Class A Common Stock unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

D. Except as provided above, the rights, preferences, privileges, restrictions and other matters relating to the Class A Common Stock are as follows:

1. Voting Rights. Each holder of shares of Class A Common Stock shall be entitled to one vote for each share thereof held. Except as required by law, the holders of Preferred Stock and Class A Common Stock shall vote together and not as separate series or classes. Except as otherwise required by applicable law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any certificate of designation filed with respect to any Preferred Stock) or applicable law.

2. Rights Relating To Dividends, Subdivisions and Combinations.

(a) Subject to applicable law and the prior rights of holders of any Preferred Stock at the time outstanding as to dividends, the holders of the Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. Except as permitted in Section 2(b), any dividends paid to the holders of shares of Class A Common Stock shall be paid pro rata.

(b) If the Corporation in any manner subdivides or combines (including by, but not limited to, reclassification, stock split, reverse stock split, exchange, stock dividend, recapitalization or otherwise) any outstanding shares of Class A Common Stock, then all outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

3. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Class A Common Stock pro rata in accordance with the number of shares of Class A Common Stock held by each such holder.

aRTICLE V.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. Board of Directors.

1. Generally. Except as otherwise provided in this Second Amended and Restated Certificate or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon the Board of Directors by status, this Second Amended

Annex B-2

and Restated Certificate or the Bylaws of the Corporation (the “Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to provisions of the DGCL, this Second Amended and Restated Certificate, and the Bylaws.

2. Number. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by the Board of Directors.

3. Term; Election.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following [-], 2021, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following [-], 2021, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following [-], 2021, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

(b) Notwithstanding the foregoing provisions of this Section, each director shall serve until his successor is duly elected and qualified or until his or her earlier death, resignation or removal. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, if the number of directors that constitute the Board of Directors is changed, any increase or decrease shall be apportioned by the Board of Directors among the classes so as to maintain the number of directors in each class, but in no case shall a decrease in the number of directors constituting the Board of Directors shorten the term of any incumbent director.

(c) No stockholder entitled to vote at an election for directors may cumulate votes.

(d) Election of directors need not be by written ballot unless the Bylaws so provide.

4. Removal of Directors.

(a) Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b) Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

5. Vacancies. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the Board of Directors by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B. Stockholder Actions. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws and no action shall be taken by the stockholders by written consent. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

C. Bylaws. The Board of Directors is expressly empowered to adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend, alter or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required

Annex B-3

by law or by this Second Amended and Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws had not been adopted.

aRTICLE VI.

A. The liability of the directors of the Corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted under applicable law.

B. To the fullest extent permitted by applicable law, the Corporation may provide indemnification of (and advancement of expenses to) directors, officers, and other agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

D. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Corporation; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation arising out of or pursuant to any provision of the DGCL, this Second Amended and Restated Certificate or the Bylaws (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Second Amended and Restated Certificate or the Bylaws (including any right, obligation or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

E. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act.

F. Any person or entity holding, owning or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Second Amended and Restated Certificate, including without limitation, this Article VI.

aRTICLE VII.

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Second Amended and Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote required by law or by this Second Amended and Restated Certificate or any certificate of designation filed with respect to a series of

Annex B-4

Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, and VII.

C. If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, Celularity Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer on [•], 2021.

Celularity Inc.

By:
Robert J Hariri, M.D., PhD.
Chief Executive Officer

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Annex C

Final Form

AMENDED AND RESTATED BYLAWS

OF

CELULARITY INC.

(A DELAWARE CORPORATION)

ARTICLE I

Offices

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be as set forth in the Certificate of Incorporation of the corporation (as may be amended or amended and restated from time to time, the “Certificate of Incorporation”).

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors of the corporation (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business and affairs of the corporation may require.

ARTICLE II

Corporate Seal

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

Stockholders’ Meetings

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (“DGCL”).

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors. Nominations of persons for election to the Board of Directors and proposals of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors or a duly authorized committee thereof; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder before an annual meeting of stockholders).

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(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law, the Certificate of Incorporation and the Bylaws of the corporation (the “Bylaws”), and as shall have been properly brought before the meeting in accordance with the procedures below.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee; (2) the principal occupation or employment of such nominee; (3) the class or series and number of shares of each class or series of capital stock of the corporation that are owned beneficially and of record by such nominee; (4) the date or dates on which such shares were acquired and the investment intent of such acquisition; (5) a statement whether such nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by the Board of Directors; and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the corporation’s proxy statement and associated proxy card as a nominee of the stockholder and to serving as a director if elected); and (B) the information required by Section 5(b)(iv). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve (i) as an independent director (as such term is used in any applicable stock exchange listing requirements or applicable law) of the corporation or (ii) on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, and that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14a-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that (A) the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation or (B) the corporation did not have an annual meeting in the preceding year, notice by the stockholder to be timely must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

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(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class or series and number of shares of each class of capital stock of the corporation that are owned of record and beneficially by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12-month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

(c) A stockholder providing the written notice required by Section 5(b)(i) or 5(b)(ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five Business Days (as defined below) prior to the meeting and, in the event of any adjournment thereof, five Business Days prior to such adjourned meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five Business Days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two Business Days prior to the date for the meeting, and, in the event of any adjournment thereof, two Business Days prior to such adjourned meeting.

(d) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) or clause (iii) of Section 5(a). Except as otherwise required by law, the Chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nomination or such business may have been solicited or received.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a).

(f) Notwithstanding anything herein to the contrary, in the event that the number of directors to be elected to the Board of Directors at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 5(b)(iii) and there is no public announcement by the corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

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(g) For purposes of Sections 5 and 6,

(i) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”);

(ii) “Business Day” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York.

(iii) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial: (A) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation; (B) that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation; (C) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes; or (D) that provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and

(iv) “public announcement” shall mean disclosure in a press release reported by the Dow Jones Newswires, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means reasonably designed to inform the public or security holders in general of such information including, without limitation, posting on the corporation’s investor relations website.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, only by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Board of Directors, and may not be called by any other person.

(b) For a special meeting called pursuant to Section 6(a), the person(s) calling the meeting shall determine the time and place, if any, of the meeting; provided, however, that only the Board of Directors or a duly authorized committee thereof may authorize a meeting solely by means of remote communication. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7. No business may be transacted at a special meeting otherwise than as specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or a duly authorized committee thereof or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who is entitled to vote at the meeting and who delivers written notice to the Secretary setting forth the information required by Section 5(b)(i) and the information required by Section 5(b)(iv). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) and the information required by Section 5(b)(iv) shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which the corporation first makes a public announcement of the date of the special meeting at which directors are to be elected. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

Annex C-4

(d) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) or clause (iii) of Section 5(a). Except as otherwise required by law, the Chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in these Bylaws and, if any nomination or business is not in compliance with these Bylaws, to declare that such nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nomination may have been solicited or received.

(e) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors or proposals of other businesses to be considered pursuant to Section 6(c).

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not fewer than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is given when directed to such stockholder’s electronic mail address. Notice of the time, place, if any, and purpose of any meeting of stockholders (to the extent required) may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the Chairperson of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat and entitled to vote thereon, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, by applicable stock exchange rules or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute, by applicable stock exchange rules or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of voting power of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

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Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the person(s) who called the meeting or the Chairperson of the meeting, or by the vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote thereon. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in DGCL Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) of this Section 11 shall be a majority or even-split in interest.

Section 12. List of Stockholders. The corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action without Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Certificate of Incorporation and in accordance with applicable law.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson of the Board of Directors has not been appointed, is absent or refuses to act, the Chief Executive Officer, or, if no Chief Executive Officer is then serving, is absent or refuses to act, the President, or, if the President is absent or refuses to act, a Chairperson of the meeting designated by the Board of Directors, or, if the Board of Directors does not designate

Annex C-6

such Chairperson, a Chairperson chosen by a majority of the voting power of the stockholders entitled to vote, present in person or by proxy duly authorized, shall act as Chairperson. The Chairperson of the Board of Directors may appoint the Chief Executive Officer as Chairperson of the meeting. The Secretary, or, in his or her absence, an Assistant Secretary or other officer or other person directed to do so by the Chairperson of the meeting, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the Chairperson of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the Chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the Chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

Directors

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders.

Section 16. Powers. Except as otherwise provided in the Certificate of Incorporation or the DGCL, the business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

Section 17. Classes of Directors. The directors shall be divided into classes as and to the extent provided in the Certificate of Incorporation, except as otherwise required by applicable law.

Section 18. Vacancies. Vacancies on the Board of Directors shall be filled as provided in the Certificate of Incorporation, except as otherwise required by applicable law.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, the resignation shall be deemed effective at the time of delivery of the resignation to the Secretary.

Section 20. Removal.

(a) Subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b) Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

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(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board, the Chief Executive Officer or the Board of Directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be given orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any special meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of any meeting will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 44 for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the directors currently serving on the Board of Directors in accordance with the Certificate of Incorporation (but in no event less than one-third of the total authorized number of directors); provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. The consent or consents shall be filed with the minutes of proceedings of the Board of Directors or committee.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility and authority, including, if so approved, by resolution of the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility and authority, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

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Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any regular or special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such regular or special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. Unless the Board of Directors shall otherwise provide, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article IV of these Bylaws.

Section 26. Duties of Chairperson of the Board of Directors. The Chairperson of the Board of Directors, if appointed and when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a Chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

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ARTICLE V

Officers

Section 28. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.

Section 29. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors (or the Chief Executive Officer, if the Chief Executive Officer and President are not the same person and the Board of Directors has delegated the designation of the President’s duties to the Chief Executive Officer) shall designate from time to time.

(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant (unless the duties of the President are being filled by the Chief Executive Officer). A Vice President shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.
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(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any assistant controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each controller and assistant controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President and Chief Financial Officer (if not Treasurer) shall designate from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the Board of Directors, or by any committee or superior officer upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

Execution Of Corporate Instruments And Voting Of
Securities Owned By The Corporation

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by applicable law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

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Section 34. Voting of Securities Owned by the Corporation. All stock and other securities and interests of other corporations and entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

Shares Of Stock

Section 35. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the corporation by any two authorized officers of the corporation, certifying the number of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 38. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor fewer than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

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(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

Other Securities Of The Corporation

Section 40. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35), may be signed by any executive officer (as defined in Article XI) or any other officer or person as may be authorized by the Board of Directors; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by an executive officer of the corporation or such other officer or person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

Dividends

Section 41. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

LOCK-UP

Section 43. Lock-Up.

(a) Subject to Section 43(b), (i) the holders (the “Common Stock Holders”) of common stock of the corporation issued as consideration pursuant to the merger of Alpha First Merger Sub, Inc., a Delaware corporation, with and into Celularity Inc., a Delaware corporation (the “GX Transaction”) pursuant to the Merger Agreement

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and Plan of Reorganization, dated as of January 8, 2021, by and among GX Acquisition Corp., Alpha First Merger Sub, Inc., Alpha Second Merger Sub, LLC and Celularity Inc. (the “Merger Agreement”), and who did not enter into a Lock-Up Agreement (as defined in the Merger Agreement) with the corporation prior to the closing of the GX Transaction and (ii) current and former directors, officers and employees of the corporation who were issued shares of common stock of the corporation (the “Insider Holders” and, together with the Common Stock Holders, the “Lock-Up Holders”) upon the vesting, settlement or exercise of restricted stock units, stock options or other equity or equity-based awards (the “Equity Award Shares”), may not Transfer any Lock-Up Shares until the end of the Lock-Up Period (the “Lock-Up”).

(b) Notwithstanding the provisions set forth in Section 43(a), the Lock-Up Holders or their respective Permitted Transferees may Transfer the Lock-Up Shares during the Lock-Up Period: (i) to (A) the corporation’s officers or directors or (B) any affiliates or family members of the corporation’s officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of the individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) to the corporation.

(c) Notwithstanding the other provisions set forth in this Section 43, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-Up obligations set forth herein; provided, that, any such waiver, amendment or repeal of any Lock-Up obligations set forth herein shall require, in addition to any other vote of the members of the Board of Directors required to take such action pursuant to these bylaws or applicable law, the affirmative vote of at least one of the directors of the corporation that has been designated pursuant to Section 2.05(b) of the Merger Agreement, or if no such person is then serving as a director of the corporation, one of their respective successors.

(d) For purposes of this Section 43:

(i) the term “Lock-Up Period” means the period beginning on the closing date of the GX Transaction and ending on the earlier of (A) the date that is one year after the closing date of the GX Transaction, (B) the date on which the last reported sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the GX Transaction, or (C) the date on which the corporation completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property;

(ii) the term “Lock-Up Shares” means (A) the shares of common stock held by the Lock-Up Holders immediately following the closing of the GX Transaction (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the 1933 Act, in each case, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the GX Transaction) and (B) the Equity Awards Shares; provided, that, for clarity, shares of common stock issued in connection with the PIPE Investment (as defined in the Merger Agreement) shall not constitute Lock-Up Shares;

(iii) the term “Permitted Transferees” means, prior to the expiration of the Lock-Up Period, any person or entity to whom such Lock-Up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-Up Period pursuant to Section 43(b); and

(iv) the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the 1934 Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

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ARTICLE XI

Fiscal Year

Section 44. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XII

Indemnification

Section 45. Indemnification of Directors, Executive Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent permitted by the DGCL or any other applicable law as it presently exists or may hereafter be amended, who was or is made or is threatened to be made a party or is otherwise involved in proceeding, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers, in which case such contract shall supersede and replace the provisions hereof; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d) of this Section 45.

(b) Other Officers, Employees and Other Agents. The corporation shall have the power to indemnify (including the power to advance expenses in a manner consistent with subsection (c) of this Section 45) its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (d) of this Section 45, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

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(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim to the fullest extent permitted by law. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section 45 shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer or officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this section.

(h) Amendments. Any repeal or modification of this section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this section that shall not have been invalidated, or by any other applicable law. If this section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

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(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

ARTICLE XIII

Notices

Section 46. Notices.

(a) Notice to Stockholders. Notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a) or as otherwise provided in these Bylaws, with notice other than one which is delivered personally to be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the

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corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIV

Amendments

Section 47. Amendments. Subject to the limitations set forth in Section 45(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws. The stockholders also shall have power to adopt, amend or repeal these Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

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Annex D

Celularity Inc.

2021 Equity Incentive Plan

Adopted by the Board of Directors: [DATE]

Approved by the Stockholders: [DATE]

		Annex D Page
1.	General.	1
2.	Shares Subject to the Plan.	1
3.	Eligibility and Limitations.	2
4.	Options and Stock Appreciation Rights.	2
5.	Awards Other Than Options and Stock Appreciation Rights.	5
6.	Adjustments upon Changes in Common Stock; Other Corporate Events.	6
7.	Administration.	8
8.	Tax Withholding	9
9.	Miscellaneous.	10
10.	Covenants of the Company.	12
11.	Additional Rules for Awards Subject to Section 409A.	13
12.	Severability.	15
13.	Termination of the Plan.	15
14.	Definitions.	16

Annex D-i

1.     General.

(a)     Plan Purpose.    The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b)     Available Awards.    The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c)     Adoption Date; Effective Date.    The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.     Shares Subject to the Plan.

(a)     Share Reserve.    Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [•] shares of Common Stock. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 4% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b)     Aggregate Incentive Stock Option Limit.    Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [•] shares.

(c)     Share Reserve Operation.

(i)     Limit Applies to Common Stock Issued Pursuant to Awards.    For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii)     Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve.    The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii)     Reversion of Previously Issued Shares of Common Stock to Share Reserve.    The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

Annex D-1

3.     Eligibility and Limitations.

(a)     Eligible Award Recipients.    Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b)     Specific Award Limitations.

(i)     Limitations on Incentive Stock Option Recipients.    Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii)     Incentive Stock Option $100,000 Limitation.    To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii)     Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.    A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv)     Limitations on Nonstatutory Stock Options and SARs.    Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.

(c)     Aggregate Incentive Stock Option Limit.    The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d)     Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $1,000,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the first calendar year that begins following the Effective Date.

4.     Options and Stock Appreciation Rights.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a)     Term.    Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b)     Exercise or Strike Price.    Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than

Annex D-2

100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c)     Exercise Procedure and Payment of Exercise Price for Options.    In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i)     by cash or check, bank draft or money order payable to the Company;

(ii)     pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii)     by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv)     if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v)     in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d)     Exercise Procedure and Payment of Appreciation Distribution for SARs.    In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e)     Transferability.    Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i)     Restrictions on Transfer.    An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to

Annex D-3

be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii)     Domestic Relations Orders.    Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f)     Vesting.    The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g)     Termination of Continuous Service for Cause.    Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h)     Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause.    Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i)     three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)     12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii)     18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv)     18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i)     Restrictions on Exercise; Extension of Exercisability.    A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

Annex D-4

(j)     Non-Exempt Employees.    No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k)     Whole Shares.    Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.     Awards Other Than Options and Stock Appreciation Rights.

(a)     Restricted Stock Awards and RSU Awards.    Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)     Form of Award.

(1)     RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2)     RSUs: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii)     Consideration.

(1)     RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2)     RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii)     Vesting.    The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

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(iv)     Termination of Continuous Service.    Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v)     Dividends and Dividend Equivalents.    Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement).

(vi)     Settlement of RSU Awards.    A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b)     Performance Awards.    With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c)     Other Awards.    Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.     Adjustments upon Changes in Common Stock; Other Corporate Events.

(a)     Capitalization Adjustments.    In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b)     Dissolution or Liquidation.    Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

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(c)     Corporate Transaction.    The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i)     Awards May Be Assumed.    In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii)     Awards Held by Current Participants.    In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement or unless otherwise provided by the Board, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction.

(iii)     Awards Held by Persons other than Current Participants.    In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv)     Payment for Awards in Lieu of Exercise.    Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d)     Appointment of Stockholder Representative.    As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

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(e)     No Restriction on Right to Undertake Transactions.    The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.     Administration.

(a)     Administration by Board.    The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b)     Powers of Board.    The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)     To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii)     To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii)     To settle all controversies regarding the Plan and Awards granted under it.

(iv)     To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v)     To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi)     To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii)     To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)     To submit any amendment to the Plan for stockholder approval.

(ix)     To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

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(x)     Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi)     To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(c)     Delegation to Committee.

(i)     General.    The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)     Rule 16b-3 Compliance.    To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d)     Effect of Board’s Decision.    All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e)     Delegation to an Officer.    The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

(f)     Prohibition on Repricing.    Subject to Section 6 hereof, neither the Board nor the Committee shall have the authority to reprice or cancel and regrant any Award at a lower exercise price, strike price or purchase price or cancel any Award with an exercise price, strike price or purchase price in exchange for cash, property or other Awards without first obtaining the approval of the stockholders of the Company.

8.     Tax Withholding

(a)     Withholding Authorization.    As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection

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with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b)     Satisfaction of Withholding Obligation.    To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c)     No Obligation to Notify or Minimize Taxes; No Liability to Claims.    Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d)     Withholding Indemnification.    As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.     Miscellaneous.

(a)     Source of Shares.    The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b)     Use of Proceeds from Sales of Common Stock.    Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c)     Corporate Action Constituting Grant of Awards.    Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

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(d)     Stockholder Rights.    No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e)     No Employment or Other Service Rights.    Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f)     Change in Time Commitment.    In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g)     Execution of Additional Documents.    As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h)     Electronic Delivery and Participation.    Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i)     Clawback/Recovery.    All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

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(j)     Securities Law Compliance.    A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k)     Transfer or Assignment of Awards; Issued Shares.    Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l)     Effect on Other Employee Benefit Plans.    The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m)     Deferrals.    To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals by will be made in accordance with the requirements of Section 409A.

(n)     Section 409A.    Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o)     Choice of Law.    This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.     Covenants of the Company.

(a)     Compliance with Law.    The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

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11.     Additional Rules for Awards Subject to Section 409A.

(a)     Application.    Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b)     Non-Exempt Awards Subject to Non-Exempt Severance Arrangements.    To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i)     If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii)     If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii)     If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c)     Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants.    The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i)     Vested Non-Exempt Awards.    The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1)     If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2)     If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash

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payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii)     Unvested Non-Exempt Awards.    The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1)     In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2)     If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3)     The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d)     Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors.    The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i)     If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii)     If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

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(e)     If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i)     Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii)     The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii)     To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv)     The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.     Severability.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.     Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

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14.     Definitions.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a)     “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b)     “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c)     “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d)     “Applicable Law” means shall mean any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e)     “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).

(f)     “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.

(g)     “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h)     “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i)     “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (iv) such Participant’s gross or willful misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

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(j)     “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, also constitutes a Section 409A Change in Control:

(i)     any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)     there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)     there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)     individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(k)     “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l)     “Committee” means the Compensation Committee and any other committee of Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m)     “Common Stock” means the common stock of the Company.

(n)     “Company” means Celularity Inc., a Delaware corporation.

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(o)     “Compensation Committee” means the Compensation Committee of the Board.

(p)     “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q)     “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r)     “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)     a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii)     a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii)     a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)     a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(s)     “Director” means a member of the Board.

(t)     “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u)     “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v)     “Effective Date” means [•].

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(w)     “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(x)     “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(y)     “Entity” means a corporation, partnership, limited liability company or other entity.

(z)     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aa)     “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(bb)     “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i)     If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)     If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)     In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(cc)     “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(dd)     “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ee)     “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ff)     “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock

Annex D-19

Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(gg)     “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(hh)     “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, (ii) the terms of any Non-Exempt Severance Agreement.

(ii)     “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(jj)     “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(kk)     “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(ll)     “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(mm)    “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(nn)     “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(oo)     “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(pp)     “Other Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).

(qq)     “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(rr)     “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ss)     “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

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(tt)     “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(uu)     “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any measure of performance selected by the Board.

(vv)     “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.

(ww)    “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(xx)    “Plan” means this Celularity Inc. 2021 Equity Incentive Plan, as amended from time to time.

(yy)    “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(zz)    “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(aaa)    “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(bbb)    “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ccc)    “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the

Annex D-21

written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ddd)    “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee)    “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(fff)    “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ggg)    “Rule 405” means Rule 405 promulgated under the Securities Act.

(hhh)    “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(iii)    “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(jjj)     “Securities Act” means the Securities Act of 1933, as amended.

(kkk)    “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(lll)     “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(mmm)    “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(nnn)    “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ooo)    “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ppp)    “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(qqq)    “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(rrr)    “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex D-22

Celularity Inc.
RSU Award Grant Notice
(2021 Equity Incentive Plan)

Celularity Inc. (the “Company”) has awarded to you (the “Participant”) the number of restricted stock units specified and on the terms set forth below in consideration of your services (the “RSU Award”). Your RSU Award is subject to all of the terms and conditions as set forth herein and in the Company’s 2021 Equity Incentive Plan (the “Plan”) and the Award Agreement (the “Agreement”), which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Agreement shall have the meanings set forth in the Plan or the Agreement.

Participant:
Date of Grant:
Vesting Commencement Date:
Number of Restricted Stock Units:
Vesting Schedule:	[__________________________________________________________________]. Notwithstanding the foregoing, vesting shall terminate upon the Participant’s termination of Continuous Service.
Issuance Schedule:	One share of Common Stock will be issued for each restricted stock unit which vests at the time set forth in Section 5 of the Agreement.

Participant Acknowledgements: By your signature below or by electronic acceptance or authentication in a form authorized by the Company, you understand and agree that:

•        The RSU Award is governed by this RSU Award Grant Notice (the “Grant Notice”), and the provisions of the Plan and the Agreement, all of which are made a part of this document. Unless otherwise provided in the Plan, this Grant Notice and the Agreement (together, the “RSU Award Agreement”) may not be modified, amended or revised except in a writing signed by you and a duly authorized officer of the Company.

•        You have read and are familiar with the provisions of the Plan, the RSU Award Agreement and the Prospectus. In the event of any conflict between the provisions in the RSU Award Agreement, or the Prospectus and the terms of the Plan, the terms of the Plan shall control.

•        The RSU Award Agreement sets forth the entire understanding between you and the Company regarding the acquisition of Common Stock and supersedes all prior oral and written agreements, promises and/or representations on that subject with the exception of: (i) other equity awards previously granted to you, and (ii) any written employment agreement, offer letter, severance agreement, written severance plan or policy, or other written agreement between the Company and you in each case that specifies the terms that should govern this RSU Award.

Celularity Inc.		Participant:
By:
	Signature	Signature
Title:		Date:
Date:

Attachments:    RSU Award Agreement, 2021 Equity Incentive Plan

Annex D-23

Celularity Inc.
2021 Equity Incentive Plan

Award Agreement (RSU Award)

As reflected by your Restricted Stock Unit Grant Notice (“Grant Notice”), Celularity Inc. (the “Company”) has granted you a RSU Award under the Company’s 2021 Equity Incentive Plan (the “Plan”) for the number of restricted stock units as indicated in your Grant Notice (the “RSU Award”). The terms of your RSU Award as specified in this Award Agreement for your RSU Award (the “Agreement”) and the Grant Notice constitute your “RSU Award Agreement”. Defined terms not explicitly defined in this Agreement but defined in the Grant Notice or the Plan shall have the same definitions as in the Grant Notice or Plan, as applicable.

The general terms applicable to your RSU Award are as follows:

1.     Governing Plan Document. Your RSU Award is subject to all the provisions of the Plan, including but not limited to the provisions in:

(a)     Section 6 of the Plan regarding the impact of a Capitalization Adjustment, dissolution, liquidation, or Corporate Transaction on your RSU Award;

(b)     Section 9(e) of the Plan regarding the Company’s retained rights to terminate your Continuous Service notwithstanding the grant of the RSU Award; and

(c)     Section 8(c) of the Plan regarding the tax consequences of your RSU Award.

Your RSU Award is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the RSU Award Agreement and the provisions of the Plan, the provisions of the Plan shall control.

2.     Grant of the RSU Award. This RSU Award represents your right to be issued on a future date the number of shares of the Company’s Common Stock that is equal to the number of restricted stock units indicated in the Grant Notice as modified to reflect any Capitalization Adjustment and subject to your satisfaction of the vesting conditions set forth therein (the “Restricted Stock Units”). Any additional Restricted Stock Units that become subject to the RSU Award pursuant to Capitalization Adjustments as set forth in the Plan and the provisions of Section 3 below, if any, shall be subject, in a manner determined by the Board, to the same forfeiture restrictions, restrictions on transferability, and time and manner of delivery as applicable to the other Restricted Stock Units covered by your RSU Award.

3.     Dividends. You shall receive no benefit or adjustment to your RSU Award with respect to any cash dividend, stock dividend or other distribution that does not result from a Capitalization Adjustment as provided in the Plan; provided, however, that this sentence shall not apply with respect to any shares of Common Stock that are delivered to you in connection with your RSU Award after such shares have been delivered to you.

4.     Withholding Obligations. As further provided in Section 8 of the Plan, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for, any sums required to satisfy the federal, state, local and foreign tax withholding obligations, if any, which arise in connection with your RSU Award (the “Withholding Obligation”) in accordance with the withholding procedures established by the Company. Unless the Withholding Obligation is satisfied, the Company shall have no obligation to deliver to you any Common Stock in respect of the RSU Award. In the event the Withholding Obligation of the Company arises prior to the delivery to you of Common Stock or it is determined after the delivery of Common Stock to you that the amount of the Withholding Obligation was greater than the amount withheld by the Company, you agree to indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount.

5.     Date of Issuance.

(a)     The issuance of shares in respect of the Restricted Stock Units is intended to comply with Treasury Regulations Section 1.409A-1(b)(4) and will be construed and administered in such a manner. Subject to the satisfaction of the Withholding Obligation, if any, in the event one or more Restricted Stock Units vests, the Company shall issue to you one (1) share of Common Stock for each Restricted Stock Unit that vests on the applicable vesting date(s) (subject to any adjustment under Section 3 above, and subject to any different provisions in the Grant Notice). Each issuance date determined by this paragraph is referred to as an “Original Issuance Date.”

Annex D-24

(b)     If the Original Issuance Date falls on a date that is not a business day, delivery shall instead occur on the next following business day. In addition, if:

(i)     the Original Issuance Date does not occur (1) during an “open window period” applicable to you, as determined by the Company in accordance with the Company’s then-effective policy on trading in Company securities, or (2) on a date when you are otherwise permitted to sell shares of Common Stock on an established stock exchange or stock market (including but not limited to under a previously established written trading plan that meets the requirements of Rule 10b5-1 under the Exchange Act and was entered into in compliance with the Company’s policies (a “10b5-1 Arrangement)), and

(ii)     either (1) a Withholding Obligation does not apply, or (2) the Company decides, prior to the Original Issuance Date, (A) not to satisfy the Withholding Obligation by withholding shares of Common Stock from the shares otherwise due, on the Original Issuance Date, to you under this Award, and (B) not to permit you to enter into a “same day sale” commitment with a broker-dealer (including but not limited to a commitment under a 10b5-1 Arrangement) and (C) not to permit you to pay your Withholding Obligation in cash, then the shares that would otherwise be issued to you on the Original Issuance Date will not be delivered on such Original Issuance Date and will instead be delivered on the first business day when you are not prohibited from selling shares of the Company’s Common Stock in the open public market, but in no event later than December 31 of the calendar year in which the Original Issuance Date occurs (that is, the last day of your taxable year in which the Original Issuance Date occurs), or, if and only if permitted in a manner that complies with Treasury Regulations Section 1.409A-1(b)(4), no later than the date that is the 15th day of the third calendar month of the applicable year following the year in which the shares of Common Stock under this Award are no longer subject to a “substantial risk of forfeiture” within the meaning of Treasury Regulations Section 1.409A-1(d).

(c)     To the extent the RSU Award is a Non-Exempt RSU Award, the provisions of Section 11 of the Plan shall apply.

6.     Transferability. Except as otherwise provided in the Plan, your RSU Award is not transferable, except by will or by the applicable laws of descent and distribution

7.     Corporate Transaction. Your RSU Award is subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on your behalf with respect to any escrow, indemnities and any contingent consideration.

8.     No Liability for Taxes. As a condition to accepting the RSU Award, you hereby (a) agree to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from the RSU Award or other Company compensation and (b) acknowledge that you were advised to consult with your own personal tax, financial and other legal advisors regarding the tax consequences of the RSU Award and have either done so or knowingly and voluntarily declined to do so.

9.     Severability. If any part of this Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

10.     Other Documents. You hereby acknowledge receipt of or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Prospectus. In addition, you acknowledge receipt of the Company’s Trading Policy.

11.     Questions. If you have questions regarding these or any other terms and conditions applicable to your RSU Award, including a summary of the applicable federal income tax consequences please see the Prospectus.

Annex D-25

Celularity Inc.
Stock Option Grant Notice
(2021 Equity Incentive Plan)

Celularity Inc. (the “Company”), pursuant to the Company’s 2021 Equity Incentive Plan (the “Plan”), has granted to you (“Optionholder”) an option to purchase the number of shares of the Common Stock set forth below (the “Option”). Your Option is subject to all of the terms and conditions as set forth herein and in the Plan, and the Stock Option Agreement and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Stock Option Agreement shall have the meanings set forth in the Plan or the Stock Option Agreement, as applicable.

Optionholder:
Date of Grant:
Vesting Commencement Date:
Number of Shares of Common Stock Subject to Option:
Exercise Price (Per Share):
Total Exercise Price:
Expiration Date:
Type of Grant:	[Incentive Stock Option] OR [Nonstatutory Stock Option]

Exercise and Vesting Schedule:	Subject to the Optionholder’s Continuous Service through each applicable vesting date, the Option will vest as follows:
[_____________________________________________________________]

Optionholder Acknowledgements: By your signature below or by electronic acceptance or authentication in a form authorized by the Company, you understand and agree that:

•        The Option is governed by this Stock Option Grant Notice, and the provisions of the Plan and the Stock Option Agreement and the Notice of Exercise, all of which are made a part of this document. Unless otherwise provided in the Plan, this Grant Notice and the Stock Option Agreement (together, the “Option Agreement”) may not be modified, amended or revised except in a writing signed by you and a duly authorized officer of the Company.

•        [If the Option is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options granted to you) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.]

•        You consent to receive this Grant Notice, the Stock Option Agreement, the Plan, the Prospectus and any other Plan-related documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

•        You have read and are familiar with the provisions of the Plan, the Stock Option Agreement, the Notice of Exercise and the Prospectus. In the event of any conflict between the provisions in this Grant Notice, the Option Agreement, the Notice of Exercise, or the Prospectus and the terms of the Plan, the terms of the Plan shall control.

•        The Option Agreement sets forth the entire understanding between you and the Company regarding the acquisition of Common Stock and supersedes all prior oral and written agreements, promises and/or representations on that subject with the exception of other equity awards previously granted to you and any written employment agreement, offer letter, severance agreement, written severance plan or policy, or other written agreement between the Company and you in each case that specifies the terms that should govern this Option.

Annex D-26

•        Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Celularity Inc.		Optionholder:

By:
	Signature		Signature
Title:		Date:
Date:

Attachments: Stock Option Agreement, 2021 Equity Incentive Plan, Notice of Exercise

Annex D-27

Attachment I

Celularity Inc.
Stock Option Agreement
(2021 Equity Incentive Plan)

As reflected by your Stock Option Grant Notice (“Grant Notice”), Celularity Inc. (the “Company”) has granted you an option under the Company’s 2021 Equity Incentive Plan (the “Plan”) to purchase a number of shares of Common Stock at the exercise price indicated in your Grant Notice (the “Option”). Capitalized terms not explicitly defined in this Agreement but defined in the Grant Notice or the Plan shall have the meanings set forth in the Grant Notice or Plan, as applicable. The terms of your Option as specified in the Grant Notice and this Stock Option Agreement constitute your Option Agreement.

The general terms and conditions applicable to your Option are as follows:

1.     Governing Plan Document. Your Option is subject to all the provisions of the Plan, including but not limited to the provisions in:

(a)    Section 6 regarding the impact of a Capitalization Adjustment, dissolution, liquidation, or Corporate Transaction on your Option;

(b)    Section 9(e) regarding the Company’s retained rights to terminate your Continuous Service notwithstanding the grant of the Option; and

(c)     Section 8(c) regarding the tax consequences of your Option.

Your Option is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the Option Agreement and the provisions of the Plan, the provisions of the Plan shall control.

2.     Exercise.

(a)    You may generally exercise the vested portion of your Option for whole shares of Common Stock at any time during its term by delivery of payment of the exercise price and applicable withholding taxes and other required documentation to the Plan Administrator in accordance with the exercise procedures established by the Plan Administrator, which may include an electronic submission. Please review Sections 4(i), 4(j) and 7(b)(v) of the Plan, which may restrict or prohibit your ability to exercise your Option during certain periods.

(b)    To the extent permitted by Applicable Law, you may pay your Option exercise price as follows:

(i)     cash, check, bank draft or money order;

(ii)    subject to Company and/or Committee consent at the time of exercise, pursuant to a “cashless exercise” program as further described in Section 4(c)(ii) of the Plan if at the time of exercise the Common Stock is publicly traded;

(iii)   subject to Company and/or Committee consent at the time of exercise, by delivery of previously owned shares of Common Stock as further described in Section 4(c)(iii) of the Plan; or

(iv)   subject to Company and/or Committee consent at the time of exercise, if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement as further described in Section 4(c)(iv) of the Plan.

(c)     By accepting your Option, you agree that you will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any shares of Common Stock or other securities of the Company held by you, for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2241 or any successor or similar rules or regulation (the “Lock-Up Period”); provided, however, that nothing contained in this section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give

Annex D-28

further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock until the end of such period. You also agree that any transferee of any shares of Common Stock (or other securities) of the Company held by you will be bound by this Section 2(c). The underwriters of the Company’s stock are intended third party beneficiaries of this Section 2(c) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

3.     Term. You may not exercise your Option before the commencement of its term or after its term expires. The term of your Option commences on the Date of Grant and expires upon the earliest of the following:

(a)     immediately upon the termination of your Continuous Service for Cause;

(b)     three months after the termination of your Continuous Service for any reason other than Cause, Disability or death;

(c)     12 months after the termination of your Continuous Service due to your Disability;

(d)     18 months after your death if you die during your Continuous Service;

(e)     immediately upon a Corporate Transaction if the Board has determined that the Option will terminate in connection with a Corporate Transaction,

(f)     the Expiration Date indicated in your Grant Notice; or

(g)     the day before the 10th anniversary of the Date of Grant.

Notwithstanding the foregoing, if you die during the period provided in Section 3(b) or 3(c) above, the term of your Option shall not expire until the earlier of (i) 18 months after your death, (ii) upon any termination of the Option in connection with a Corporate Transaction, (iii) the Expiration Date indicated in your Grant Notice, or (iv) the day before the tenth anniversary of the Date of Grant. Additionally, the Post-Termination Exercise Period of your Option may be extended as provided in Section 4(i) of the Plan.

To obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the date of grant of your Option and ending on the day three months before the date of your Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. If the Company provides for the extended exercisability of your Option under certain circumstances for your benefit, your Option will not necessarily be treated as an Incentive Stock Option if you exercise your Option more than three months after the date your employment terminates.

4.     Withholding Obligations. As further provided in Section 8 of the Plan: (a) you may not exercise your Option unless the applicable tax withholding obligations are satisfied, and (b) at the time you exercise your Option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations, if any, which arise in connection with the exercise of your Option in accordance with the withholding procedures established by the Company. Accordingly, you may not be able to exercise your Option even though the Option is vested, and the Company shall have no obligation to issue shares of Common Stock subject to your Option, unless and until such obligations are satisfied. In the event that the amount of the Company’s withholding obligation in connection with your Option was greater than the amount actually withheld by the Company, you agree to indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount.

5.     Incentive Stock Option Disposition Requirement. If your Option is an Incentive Stock Option, you must notify the Company in writing within 15 days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your Option that occurs within two years after the date of your Option grant or within one year after such shares of Common Stock are transferred upon exercise of your Option.

6.     Transferability. Except as otherwise provided in Section 4(e) of the Plan, your Option is not transferable, except by will or by the applicable laws of descent and distribution, and is exercisable during your life only by you.

Annex D-29

7.     Corporate Transaction. Your Option is subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on your behalf with respect to any escrow, indemnities and any contingent consideration.

8.     No Liability for Taxes. As a condition to accepting the Option, you hereby (a) agree to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from the Option or other Company compensation and (b) acknowledge that you were advised to consult with your own personal tax, financial and other legal advisors regarding the tax consequences of the Option and have either done so or knowingly and voluntarily declined to do so. Additionally, you acknowledge that the Option is exempt from Section 409A only if the exercise price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Option. Additionally, as a condition to accepting the Option, you agree not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

9.     Severability. If any part of this Option Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Option Agreement or the Plan not declared to be unlawful or invalid.  Any Section of this Option Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid

10.     Other Documents. You hereby acknowledge receipt of or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Prospectus. In addition, you acknowledge receipt of the Company’s Trading Policy.

11.     Questions. If you have questions regarding these or any other terms and conditions applicable to your Option, including a summary of the applicable federal income tax consequences please see the Prospectus.

* * * *

Annex D-30

Attachment II

2021 Equity Incentive Plan

Annex D-31

Attachment III

Celularity Inc.
NOTICE OF EXERCISE
(2021 Equity Incentive Plan)

Celularity Inc.
170 Park Ave
Florham Park, NJ 07932	Date of Exercise:________________

This constitutes notice to Celularity Inc. (the “Company”) that I elect to purchase the below number of shares of Common Stock of the Company (the “Shares”) by exercising my Option for the price set forth below. Capitalized terms not explicitly defined in this Notice of Exercise but defined in the Stock Option Grant Notice, Stock Option Agreement or 2021 Equity Incentive Plan (the “Plan”) shall have the meanings set forth in the Stock Option Grant Notice, Stock Option Agreement or Plan, as applicable. Use of certain payment methods is subject to Company and/or Committee consent and certain additional requirements set forth in the Stock Option Agreement and the Plan.

Type of option (check one):	Incentive ☐	Nonstatutory ☐
Date of Grant:	_______________

Number of Shares as to which Option is exercised:	_______________

Certificates to be issued in name of:	_______________

Total exercise price:	$______________

Cash, check, bank draft or money order delivered herewith:	$______________

Value of ________ Shares delivered herewith:	$______________

Regulation T Program (cashless exercise)	$______________

Value of _______ Shares pursuant to net exercise:	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Plan, (ii) to satisfy the tax withholding obligations, if any, relating to the exercise of this Option as set forth in the Stock Option Agreement, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within 15 days after the date of any disposition of any of the Shares issued upon exercise of this Option that occurs within two years after the Date of Grant or within one year after such Shares are issued upon exercise of this Option.

I further agree that, if required by the Company (or a representative of the underwriters) in connection with the first underwritten registration of the offering of any securities of the Company under the Securities Act, I will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any shares of Common Stock or other securities of the Company for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act (or such longer period as the underwriters or the Company shall request to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation) (the “Lock-Up Period”). I further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

Very truly yours,

Annex D-32

Annex E

CELULARITY INC.
2021 Employee Stock Purchase Plan

Adopted by the Board of Directors: [DATE]

Approved by the Stockholders: [DATE]

1.     General; Purpose.

(a)     The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b)     The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.     Administration.

(a)     The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)     The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)     To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)     To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan.

(iii)     To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)     To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v)     To suspend or terminate the Plan at any time as provided in Section 12.

(vi)     To amend the Plan at any time as provided in Section 12.

(vii)     Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii)     To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c)     The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references to the Board in this Plan and in any applicable Offering Document will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

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(d)     All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.     Shares of Common Stock Subject to the Plan.

(a)     Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [•] shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) one percent (1.0%) of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii) [•] shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b)     If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)     The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.     Grant of Purchase Rights; Offering.

(a)     The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)     If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)     The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.     Eligibility.

(a)     Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

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(b)     The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)     the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)     the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)     the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)     No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)     As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)     Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6.     Purchase Rights; Purchase Price.

(a)     On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b)     The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)     In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

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(d)     The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i)     an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)     an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.     Participation; Withdrawal; Termination.

(a)     An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check prior to a Purchase Date.

(b)     During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c)     Unless otherwise required by applicable law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual as soon as practicable all of his or her accumulated but unused Contributions.

(d)     During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e)     Unless otherwise specified in the Offering or required by applicable law, the Company will have no obligation to pay interest on Contributions.

8.     Exercise of Purchase Rights.

(a)     On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)     Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest

Annex E-4

(unless the payment of interest is otherwise required by applicable law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c)     No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 6 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9.     Covenants of the Company.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.     Designation of Beneficiary.

(a)     The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b)      If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions without interest (unless the payment of interest is otherwise required by applicable law) to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.     Adjustments upon Changes in Common Stock; Corporate Transactions.

(a)     In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b)     In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then

Annex E-5

the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.     Amendment, Termination or Suspension of the Plan.

(a)     The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements.

(b)     The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c)     Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.     Effective Date of Plan.

The Plan will become effective on [•]. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

14.     Miscellaneous Provisions.

(a)     Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)     A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)     The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d)     The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.

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15.     Definitions.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)     “Board” means the Board of Directors of the Company.

(b)     “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(c)     “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d)     “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(e)     “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(f)     “Common Stock” means the common stock of the Company.

(g)     “Company” means Celularity Inc., a Delaware corporation.

(h)     “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(i)     “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)     a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii)     a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)     a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)     a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(j)     “Director” means a member of the Board.

(k)     “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(l)     “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(m)     “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

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(n)     “Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(o)     “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)     If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii)     In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Sections 409A of the Code.

(p)     “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(q)     “Offering Date” means a date selected by the Board for an Offering to commence.

(r)     “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(s)     “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(t)     “Plan” means this Celularity Inc. 2021 Employee Stock Purchase Plan, as amended from time to time.

(u)     “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(v)     “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(w)     “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(x)     “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(y)     “Securities Act” means the Securities Act of 1933, as amended.

(z)     “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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Annex F

Final Form

FORM OF STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of January 8, 2021, by and among GX Acquisition Corp., a Delaware corporation (“GX”), the Persons set forth on Schedule I hereto (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), and Celularity Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and “beneficial owners” (within the meaning of Rule 13d-3 of the Exchange Act) of such number of shares of Company Common Stock and Company Preferred Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Common Stock and Company Preferred Stock, together with any shares of Company Common Stock or Company Preferred Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, GX, Alpha First Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Alpha Second Merger Sub, LLC, a Delaware limited liability company (“Second Merger Sub”) and the Company entered into a Merger Agreement and Plan of Reorganization (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of GX (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”), and immediately following the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger; and each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time will be automatically converted into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Charter (the “Preferred Conversion”), and each share of Company Common Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock pursuant to the Preferred Conversion) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive a certain number of shares of GX Class A Common Stock pursuant, and subject to, the terms of the Merger Agreement; and

WHEREAS, as an inducement to GX and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
stockholder SUPPORT AGREEMENT; COVENANTS

Section 1.1  No Transfer. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.01 thereof (the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of

Annex F-1

ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii), provided, however, that (i) if a Company Stockholder is an individual, such Company Stockholder may Transfer any such Subject Shares (A) to any member of such Company Stockholder’s immediate family, or to a trust for the benefit of such Company Stockholder or any member of such Company Stockholder’s immediate family, the sole trustees of which are such Company Stockholder or any member of such Company Stockholder’s immediate family or (B) by will, other testamentary document or under the laws of intestacy upon the death of such Company Stockholder; or (ii) if a Company Stockholder is an entity, such Company Stockholder may Transfer any Subject Shares to any partner, member, or affiliate of such Company Stockholder in accordance with the terms of the Company Charter; provided further, that in each case such transferee of such Subject Shares evidences in a writing reasonably satisfactory to GX such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same extent as such transferring Company Stockholder.

Section 1.2  New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares (collectively the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.3  Stockholder Agreements. Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the Stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the Stockholders of the Company requested by the Company Board or otherwise undertaken as contemplated by the Transactions (which written consent shall be delivered promptly, and in any event within forty-eight (48) hours, after the Registration Statement (as contemplated by the Merger Agreement) becomes effective), such Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(a) to approve and adopt the Merger Agreement and the Transactions;

(b) to the extent such Company Stockholder’s Subject Shares include shares of Company Preferred Stock, to authorize and approve the Preferred Conversion;

(c) in any other circumstances upon which a consent or other approval is required under the Company Charter or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(d) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transactions); and

(e) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled prior to the Outside Date;

provided, however, that such Company Stockholder shall not vote or provide consent with respect to any of its Subject Shares that are not held by the Company’s directors, officers, affiliates or greater than 5% shareholders of the Company, or take any other action, in each case to the extent any such vote, consent or other action would preclude GX from filing the Registration Statement with the SEC as contemplated by the Merger Agreement. Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing prior to the Expiration Time.

Annex F-2

Section 1.4  No Challenges. Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against GX, First Merger Sub, Second Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

Section 1.5  Affiliate Agreements. Each Company Stockholder hereby agrees and consents to the termination of (i) that certain Amended and Restated Investors’ Rights Agreement, dated as of March 16, 2020, as amended, by and among the Company and the other parties thereto (the “Investors’ Rights Agreement”); (ii) that certain Amended and Restated Voting Agreement, dated as of March 16, 2020, as amended, by and among the Company and the other parties thereto (the “Voting Agreement”); (iii) those agreements set forth on Schedule II (the “Other Stockholder Agreements” and, together with the Investors’ Rights Agreement and the Voting Agreement, the “Investment Agreements”) and (iv) any other Contracts set forth on Section 4.20 of the Company Disclosure Schedule to which such Company Stockholder is party and any other Contract contemplated by Section 7.21 of the Merger Agreement to which such Company Stockholder is a Party, except for the contracts set forth on Section 7.21 of the Company Disclosure Schedule, in each case of the foregoing clauses (i) through (iv), effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries, GX, First Merger Sub or Second Merger Sub.

Section 1.6  Binding Effect of Merger Agreement. Each Company Stockholder shall be bound by and comply with Sections 7.05(a) (Non-Solicitation) and 7.11 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 7.05(a) of the Merger Agreement (other than for purposes of the definition of Acquisition Proposal) also referred to each such Company Stockholder.

Section 1.7  Registration Rights Agreement. Each of the Company Stockholders set forth on Schedule III will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Registration Rights Agreement substantially in the form attached as Exhibit A to the Merger Agreement.

Section 1.8  Further Assurances. Each Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by GX or the Company, to effect the actions and consummate the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.9  No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement, or amend or modify any existing agreement, that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.10  Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement and Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by GX or the Company to any Governmental Authority or to securityholders of GX) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by GX or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by GX or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Section 1.11  Irrevocable Proxy. Upon the failure of a Company Stockholder to provide its consent or vote its Subject Shares in accordance with Section 1.3 of this Agreement pursuant to any action by written consent of the stockholders of the Company requested by the Company Board or otherwise undertaken as contemplated by the Transactions or at any applicable meeting of the stockholders of the Company, such Company Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any designee thereof, and each of them individually, as such Company Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and

Annex F-3

in such Company Stockholder’s name, place and stead, to deliver any action by written consent of the stockholders of the Company requested by the Company Board or otherwise undertaken as contemplated by the Transactions or attend any meeting of the stockholders of the Company concerning any of the matters specified in Section 1.3, to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company and to provide consent or vote such Company Stockholder’s Subject Shares in any action by written consent of the stockholders of the Company or at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, Section 1.3 of this Agreement. The Company Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1  Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to GX and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (subject to the Remedies Exception). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company Charter, (iii) the Merger Agreement, (iv) the Voting Agreement or (v) any applicable securities Laws. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Voting Agreement. Other than the Company Warrants or Company Options set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares) to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened

Annex F-4

Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of GX and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon GX or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that GX and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

(f) Brokerage Fees. Except for Ardea Partners LP and as set forth on Section 4.22 of the Company Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Company Stockholder, for which the Company or any of its Subsidiaries may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of GX and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1  Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) as to each Company Stockholder, the written agreement of GX, the Company and such Company Stockholder; provided, however, that each Company Stockholder may, in its sole discretion, terminate this Agreement, solely with respect to such Company Stockholder, following any modification or amendment to, or the waiver of any provision of, the Merger Agreement or any schedule or exhibit thereto (including the Company Disclosure Schedule), as in effect on the date hereof, that specifically and expressly gives a right to a named Company Stockholder without the prior written consent of such named Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2  Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to

Annex F-5

judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 3.3  WAIVER OF JURY TRIAL. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 3.3.

Section 3.4  Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5  Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6  Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by GX, the Company and the Company Stockholders.

Section 3.7  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.8:

If to GX:

GX Acquisition Corp.

1325 Avenue of the Americas, 25th Floor

New York, New York 10019

Attention: Jay Bloom and Dean Kehler

Email: jay.bloom@trimarancapital.com and dean.kehler@trimarancapital.com with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:    Michael Chitwood

Michael Civale

Email:          Michael.Chitwood@skadden.com

Michael.Civale@skadden.com

Annex F-6

If to the Company:

Celularity Inc.

170 Park Avenue

Florham Park, NJ 07932

Attention: Keary Dunn

Email: keary.dunn@celularity.com

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention:    Yvan-Claude Pierre

Kevin Cooper

Email:          ypierre@cooley.com

kcooper@cooley.com

If to a Company Stockholder:

To such Company Stockholder’s notice information set forth in Schedule I.

Section 3.9  Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10  Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex F-7

IN WITNESS WHEREOF, the Company Stockholders, GX, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:
By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Annex F-8

GX:
GX ACQUISITION CORP.
By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Annex F-9

COMPANY:
CELULARITY INC.
By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Annex F-10

Annex G

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of January 8, 2021, by and among GX Sponsor LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), GX Acquisition Corp., a Delaware corporation (“GX”), and Celularity Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 7,187,500 shares of GX Class B Common Stock and 7,000,000 GX Warrants in the aggregate as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, GX, Alpha First Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Alpha Second Merger Sub, LLC, a Delaware limited liability company (“Second Merger Sub”) and the Company entered into a Merger Agreement and Plan of Reorganization (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of GX (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”), and immediately following the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to GX and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1  No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.01 thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of GX, each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of GX Common Stock or GX Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of GX Common Stock or GX Warrants owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that such Sponsor may Transfer any shares of GX Common Stock or GX Warrants owned by such Sponsor to any partner, member, or affiliate of such Sponsor in accordance with the terms of the Certificate of Incorporation of GX; provided further, that in each case such transferee of such shares of GX Common Stock or GX Warrants evidences in a writing reasonably satisfactory to the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same extent as the Sponsor.

Annex G-1

Section 1.2  New Shares. In the event that (a) any shares of GX Common Stock, GX Warrants or other equity securities of GX are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of GX Common Stock or GX Warrants of, on or affecting the shares of GX Common Stock or GX Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any shares of GX Common Stock, GX Warrants or other equity securities of GX after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of GX Common Stock or other equity securities of GX after the date of this Sponsor Agreement (such shares of GX Common Stock, GX Warrants or other equity securities of GX, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of GX Common Stock or GX Warrants owned by such Sponsor as of the date hereof.

Section 1.3  Closing Date Deliverables. On the Closing Date, the Sponsor Holdco and the Director Holders (as defined therein) shall deliver to GX and the Company a duly executed copy of that certain Registration Rights Agreement, by and among GX, the Sponsor Holdco, the Target Holders and the Investor Stockholders (as defined therein), in substantially the form attached as Exhibit A to the Merger Agreement.

Section 1.4  Sponsor Agreements.

(a)  At any meeting of the shareholders of GX, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of GX is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of GX Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of GX Common Stock:

(i)  in favor of each GX Proposal;

(ii)  against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the GX Proposals);

(iii)  against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by GX;

(iv)  against any change in the business, management or GX Board (other than in connection with the GX Proposals); and

(v)  against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of GX, First Merger Sub or Second Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, GX;

provided, however, that such Sponsor shall not vote or provide consent with respect to any of its GX Common Stock or New Securities that have the power to vote (including, without limitation, by proxy or power of attorney) that are not held by GX’s directors, officers, affiliates or greater than 5% shareholders of GX, or take any other action, in each case to the extent any such vote, consent or other action would preclude GX from filing the Registration Statement with the SEC as contemplated by the Merger Agreement. Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)  Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated May 20, 2019, by and among the Sponsors and GX (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any shares of GX Common Stock owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c)  During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Section 9.01 thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such

Annex G-2

Sponsor or any Affiliate of such Sponsor (other than GX or any of its Subsidiaries), on the one hand, and GX or any of its Subsidiaries, on the other hand (including, for the avoidance of doubt, the Voting Letter Agreement) without the Company’s prior written consent.

Section 1.5  Anti-Dilution Waiver. Each Sponsor hereby waives, to the fullest extent permitted by Law, the ability to adjust the Initial Conversion Ratio (as defined in the GX Certificate of Incorporation) pursuant to Section 4.3(b) of the GX Certificate of Incorporation in connection with the issuance of additional GX Class A Common Stock in the Transactions. This waiver shall be applicable only in connection with the Transactions and this Agreement (and any GX Class A Common Stock issued in connection with the Transactions) and shall be void and of no force and effect following the Expiration Time.

Section 1.6  Binding Effect of Merger Agreement. Each Sponsor shall be bound by and comply with Sections 7.06 (Exclusivity) and 7.11 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Sponsor was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to “GX” in Section 7.06 of the Merger Agreement also referred to each Sponsor.

Section 1.7  Further Assurances. Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.8  No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement, or amend or modify any existing agreement, that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1  Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to GX and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a)  Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (subject to the Remedies Exceptions). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b)  Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s shares of GX Common Stock and GX Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of GX Common Stock or GX Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of GX Common Stock or GX Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the GX Organizational Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s shares of GX Common Stock and GX Warrants are the only equity securities in GX owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s shares of GX Common Stock or GX Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of GX Common Stock or GX Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the GX Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of GX or any equity securities convertible into, or which can be exchanged for, equity securities of GX.

Annex G-3

(c)  No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s shares of GX Common Stock or GX Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d)  Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e)  Brokerage Fees. Except for Credit Suisse Securities (USA) LLC, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions upon arrangements made by such Sponsor, for which GX or any of its Affiliates may become liable.

(f)  Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with GX or its Subsidiaries.

(g)  Acknowledgment. Such Sponsor understands and acknowledges that each of GX and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1  Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) liquidation of the Trust Account upon the failure of the Company to consummate its initial Business Combination within the time period set forth in the Certificate of Incorporation of GX and (c) the written agreement of the Sponsor, GX, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

Section 3.2  Governing Law. This Sponsor Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Sponsor Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Sponsor Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of

Annex G-4

judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Sponsor Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 3.3  CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Sponsor Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Sponsor Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 3.3.

Section 3.4  Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5  Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6  Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by GX, the Company and the Sponsor Holdco.

Section 3.7  Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.8:

If to GX:

GX Acquisition Corp.

1325 Avenue of the Americas, 25th Floor

New York, New York 10019

Attention: Jay Bloom and Dean Kehler

Email: jay.bloom@trimarancapital.com and dean.kehler@trimarancapital.com with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Michael Chitwood
Michael Civale
Email:	Michael.Chitwood@skadden.com
Michael.Civale@skadden.com

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If to the Company:

Celularity Inc.
170 Park Avenue
Florham Park, NJ 07932
Attention:	Keary Dunn
Email:	keary.dunn@celularity.com

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001-2157
Attention:	Yvan-Claude Pierre
Kevin Cooper
Email:	ypierre@cooley.com
kcooper@cooley.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Michael Chitwood
Michael Civale
Email:	Michael.Chitwood@skadden.com
Michael.Civale@skadden.com

Section 3.9  Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10  Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Sponsors, GX, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:
GX SPONSOR LLC

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler
Title: Managing Member

/s/ Jay R. Bloom
Name: Jay R. Bloom

/s/ Dean C. Kehler
Name: Dean C. Kehler

/s/ Michael G. Maselli
Name: Michael G. Maselli

/s/ Andrea J. Kellett
Name: Andrea J. Kellett

/s/ Hillel Weinberger
Name: Hillel Weinberger

/s/ Marc Mazur
Name: Marc Mazur

/s/ Paul S. Levy
Name: Paul S. Levy

[Signature Page to Sponsor Support Agreement]

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GX:
GX Acquisition Corp.

By:	/s/ Dean C. Kehler
Name:	Dean C. Kehler
Title:	Co-Chairman and Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex G-8

COMPANY:
CELULARITY INC.

By:	/s/ Robert J. Hariri, M.D., Ph.D.
Name:	Robert J. Hariri, M.D., Ph.D.
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex G-9

Annex H

FORM OF SUBSCRIPTION AGREEMENT1

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on January 8, 2021, by and among GX Acquisition Corp., a Delaware corporation (“GX”), [Celularity Inc., a Delaware corporation (the “Company”),] and the undersigned subscriber (the “Investor”).

WHEREAS, this Subscription Agreement is being entered into in connection with the Merger Agreement and Plan of Reorganization, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among GX, Celularity Inc., a Delaware corporation (the “Company”), Alpha First Merger Sub, Inc., a Delaware corporation (“GX Merger Sub 1”) and Alpha Second Merger Sub, LLC, a Delaware limited liability company (“GX Merger Sub 2”), pursuant to which, among other things, GX Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of GX (the Company, in its capacity as the surviving corporation of the First Merger, the “Surviving Corporation”), and immediately following the First Merger, the Surviving Corporation will merge with and into GX Merger Sub 2 (the “Second Merger”), with GX Merger Sub 2 being the surviving entity of the Second Merger, on the terms and subject to the conditions therein (the First Merger and the Second Merger, together, the “Transaction”);

WHEREAS, in connection with the Transaction, GX is seeking commitments from interested investors to purchase, prior to the closing of the Transaction, shares of GX’s Class A common stock, par value $0.001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share;

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”; and

[WHEREAS, substantially on the date hereof, GX entered into separate subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Investors”), pursuant to which such Other Investors have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 8,340,000 Shares for a purchase price of $10.00 per share (the “Per Share Purchase Price”);]

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and GX acknowledges and agrees as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from GX the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein (the “Subscription”). The Investor’s Subscription for the Shares shall be deemed to be accepted by GX only when this Subscription Agreement is signed by a duly authorized person by or on behalf of GX, which GX may do in counterpart form.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on a closing date (the “Closing Date”) specified in the Closing Notice (as defined below), and be conditioned upon the prior or substantially concurrent consummation of the Transaction (the anticipated closing date of the Transaction, the “Transaction Closing Date”). Upon delivery of written notice from (or on behalf of) GX to the Investor (the “Closing Notice”), that GX reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on the expected Transaction Closing Date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to GX, [two (2)][three (3)] business days prior to the expected Closing Date, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by GX in the Closing Notice. On the Closing Date, GX shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor on GX’s share register. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. Prior to or at the Closing, Investor shall deliver to GX a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Transaction Closing Date does not occur within two (2) business days after the Closing Date under this Subscription Agreement, GX shall promptly (but not later than two (2) business days thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available

Annex H-1

funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed repurchased and cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section [8][10] hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing.

3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(a) there shall not be in force any injunction or order enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement [and no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby;

(b) applicable governmental approvals shall have been obtained, including without limitation CFIUS Approval (as defined below), and subject to the termination or expiration of the waiting period under the Hart-Scott-Rodino Act (if applicable);]

(c) (i) solely with respect to the Investor’s obligation to close, the representations and warranties made by GX, and (ii) solely with respect to GX’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date), in each case without giving effect to the consummation of the Transaction;

(d) [solely with respect to the Investor’s obligation to close, GX shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(e) all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) and the closing of the Transaction shall occur, on the Closing Date, substantially concurrently with the Closing.

Notwithstanding anything to the contrary herein, Investor shall not be obligated to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement if Other Investors fail to fund the purchase of more than 4,000,000 Shares pursuant to the Other Subscription Agreements (taking into account any additional subscription agreements with additional investors to purchase Shares prior to or at the Closing at or above the Per Share Purchase Price and on substantially similar terms and conditions as this Subscription Agreement).]

4. [CFIUS Approval. For purposes of this Subscription Agreement, “CFIUS Approval” shall mean:

(a) Either (i) a written notification that (x) is issued by the Committee on Foreign Investment in the United States (“CFIUS”) after the Investor and, as per Section 8, the Company have provided written notice of the Subscription (the “LOA Notice”) to the U.S. Department of Defense in accordance with the terms of the Letter of Assurance dated October 15, 2018, between the Investor, the Company, and CFIUS (the “LOA”) that the Investor intends to acquire the Shares in accordance with the terms of the Subscription Agreement, and (y) states that CFIUS does not object to the Investor’s acquisition of the Shares in accordance with the terms of this Subscription Agreement; or (ii) at least fifteen (15) days have passed after the Investor and the Company have submitted the LOA Notice and CFIUS has not objected to the Investor’s acquisition of the Shares; or

(b) CFIUS, after receiving the LOA Notice, requests or requires the Investor, the Company and/or GX to submit a joint voluntary notice (the “CFIUS Notice”) pursuant to Section 721 of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565) and all rules and regulations promulgated thereunder, including those codified at 31 C.F.R. Parts 800 and 801 (the “DPA”), and

(i) CFIUS issues a written notification stating that it has determined that the Subscription is not a “covered transaction” and not subject to review by CFIUS under applicable law;

Annex H-2

(ii) CFIUS issues a written notification that it has concluded all action under the DPA and determined that there are no unresolved national security concerns with respect to the Subscription; or

(iii) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision, either (A) the President shall have notified the Investor and the Company of his determination not to use his powers pursuant to the DPA to suspend or prohibit the consummation of the Subscription or (B) the fifteen (15) days allotted for presidential action under the DPA shall have passed without any determination by the President.]

5. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as [set forth in Section 8 of this Subscription Agreement and as] the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6. GX Representations and Warranties. GX represents and warrants to the Investor that:

(a) GX has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and, subject to obtaining all approvals necessary for the consummation of the Transaction [and any CFIUS Approval] (collectively, the “Required Approvals”), to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under GX’s certificate of incorporation (as in effect at such time of issuance) or under the Delaware General Corporation Law.

(c) This Subscription Agreement has been duly authorized, executed and delivered by GX and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement [constitutes the valid and binding agreement of GX and] is enforceable against GX in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) The[ execution and delivery of, and the performance of the transactions contemplated by this Subscription Agreement, including the] issuance and sale by GX of the Shares pursuant to this Subscription Agreement, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of GX or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which GX or any of its subsidiaries is a party or by which GX or any of its subsidiaries is bound or to which any of the property or assets of GX is subject that would reasonably be expected to have[, individually or in the aggregate,] a material adverse effect on the business, financial condition or results of operations of GX and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Shares or the legal authority of GX to comply in all material respects with its obligations under this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of GX; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over GX or any of its properties that would reasonably be expected to have[, individually or in the aggregate,] a Material Adverse Effect, or materially affect the validity of the Shares or the legal authority of GX to comply in all material respects with its obligations under this Subscription Agreement.

(e) [As of their respective filing dates, all reports filed by GX with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. There are no material outstanding or unresolved comments in comment letters received by GX from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports. None of the SEC Reports filed under the Exchange Act contained, at the time they were filed, or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order

Annex H-3

to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and such SEC reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. GX has timely filed each report, statement, schedule, prospectus, and registration statement that GX was required to file with the SEC since its initial registration of the Shares with the SEC.]

(f) GX is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section [12][14] of this Subscription Agreement; (iv) those required by the New York Stock Exchange or The Nasdaq Stock Market, including with respect to obtaining approval of GX’s stockholders, [and] (v) [any Required Approvals, and (vi)] those the failure of which to obtain would not be reasonably be expected to have[, individually or in the aggregate,] a Material Adverse Effect.

(g) [The authorized capital stock of GX consists of (i) 111,000,000 shares of GX Common Stock, par value $0.0001 per share (“GX Common Stock”), with (A) 100,000,000 shares of GX Common Stock being designated as Class A Common Stock (“GX Class A Common Stock”) and (B) 10,000,000 shares of GX Common Stock being designated as Class B Common Stock (“GX Class B Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“GX Preferred Stock”). As of the date of this Subscription Agreement, (i) 28,750,000 shares of GX Class A Common Stock and 7,187,500 shares of GX Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of GX Common Stock are held in the treasury of GX, (iii) 7,000,000 private placement warrants (as described in the Prospectus) are issued and outstanding and 7,000,000 shares of GX Class A Common Stock are issuable in respect of such private placement warrants, and (iv) 14,375,000 GX Public Warrants are issued and outstanding and 14,375,000 shares of GX Class A Common Stock are issuable in respect of the GX Public Warrants (the warrants described in clauses (iii) and (iv), the “GX Warrants”). As of the date of this Subscription Agreement, there are no shares of GX Preferred Stock issued and outstanding. Each GX Warrant is exercisable for one share of GX Class A Common Stock at an exercise price of $11.50. As of the date hereof, the issued and outstanding GX Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and listed for trading on NASDAQ under the symbol, “GXGX.”

(h) GX is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, GX has not received any written communication from a governmental authority that alleges that GX is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as disclosed in the SEC Reports, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of GX, threatened against GX by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of GX’s Shares on Nasdaq or to deregister the Shares under the Exchange Act. GX has taken no action that is designed to terminate the registration of the Shares under the Exchange Act.

(i) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 7, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the offer and sale of the Shares under the Securities Act of 1933, as amended, (the “Securities Act”).

(j) GX is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents (as defined below).

(k) Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement expressly contemplated by the Transaction Agreement or described in the SEC Reports, GX has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in GX or with any Other Investor. No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Investor than the Investor hereunder, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds.

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(l) GX is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.]

(m) [No Other Subscription Agreement with any Other Investor investing less than $30 million includes terms and conditions with respect to the purchase of the Shares that are materially more advantageous to any such Other Investor than such terms applicable to the Investor hereunder.]

7. Investor Representations and Warranties. The Investor represents and warrants to GX that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.

(b) The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that GX is not required to register the Shares except as set forth in Section 9 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to GX or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book-entries representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Shares. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

(c) The Investor acknowledges and agrees that the Investor is purchasing the Shares from GX. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of GX, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of GX expressly set forth in Section 6 of this Subscription Agreement.

(d) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to GX, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed GX’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

(e) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and GX, the Company or a representative of GX or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and GX, the Company or a representative of GX or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in

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violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, GX, the Company, the Placement Agent (as defined below), any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of GX contained in Section 6 of this Subscription Agreement, in making its investment or decision to invest in GX.

(f) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in GX’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither GX nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

(g) Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in GX. The Investor acknowledges specifically that a possibility of total loss exists.

(h) In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning GX, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

(i) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(j) The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(k) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and[, assuming that this Subscription Agreement constitutes the valid and binding obligation of GX,] this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(l) Neither the Investor nor[, to the Investor’s knowledge,] any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea,

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Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. [The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom.] The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(m) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) neither GX nor any of its affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; (B) the decision to invest in the Shares has been made at the recommendation or direction of a fiduciary (for purposes of ERISA and/or Section 4975 of the Code, or any applicable Similar Law) with respect to the Investor’s investment in the Shares who is independent of the parties to the Transaction; and (C) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(n) No disclosure or offering document has been prepared by Credit Suisse Securities (USA) LLC or any of its affiliates (the “Placement Agent”) in connection with the offer and sale of the Shares.

(o) None of the Placement Agent, nor any of its affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to GX, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by GX.

(p) In connection with the issue and purchase of the Shares, the Placement Agent has not acted as the Investor’s financial advisor or fiduciary.

(q) The Investor has or has commitments to have and, when required to deliver payment to GX pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

(r) The Investor acknowledges that the purchase and sale of Shares hereunder meets the exemptions from filing under FINRA Rule 5123(b)(1).

(s) The Investor acknowledges that Placement Agent may have acquired, or during the term of the Shares may acquire, non-public information with respect to GX, which the Investor agrees need not be provided to it.

8. [Efforts.

(a) The Investor and the Company shall use their reasonable best efforts to obtain CFIUS Approval, which shall include:

Annex H-7

(i) Promptly after executing this Subscription Agreement, the Investor and the Company shall provide the LOA Notice to CFIUS, which shall include full and complete information for CFIUS to conduct its review;

(ii) In the event that CFIUS raises any objection or concern, the Investor and the Company shall use their reasonable best efforts to address all such concerns to the satisfaction of CFIUS and take all steps necessary to obtain the CFIUS Approval; and

(iii) The Investor and the Company shall comply with all of their obligations under the LOA, and if the Investor or the Company violates a material provision of the LOA, the Investor or the Company shall promptly notify CFIUS and seek to cure the breach.

(b) In the event that CFIUS, after receiving the LOA Notice, asks the Investor, the Company, and/or GX to file a CFIUS Notice, GX, the Company and the Investor shall use their reasonable best efforts to obtain CFIUS Approval, which shall include:

(i) submitting a draft CFIUS Notice with respect to the Subscription and, promptly after receiving comments from CFIUS, submitting the final CFIUS Notice;

(ii) if CFIUS suggests or requests that, or the Investor, the Company or GX determines it to be appropriate that, the CFIUS Notice be withdrawn and resubmitted, the Investor, the Company and GX shall cooperate to ensure that the CFIUS Notice is withdrawn and resubmitted;

(iii) if CFIUS requests any information, the Investor and the Company shall respond within the timeframe set forth in 31 C.F.R. Part 800 (the “CFIUS Regulations”); provided, however, that in good faith the Investor may request, and GX or the Company, as applicable, may request an extension of time pursuant to the CFIUS Regulations to respond to CFIUS’ requests for information;

(iv) the Investor, the Company and GX shall cooperate in all respects and consult with each other in connection with any CFIUS Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, except for any exhibits to such communications that provide personal identifying information required under the CFIUS Regulations, information otherwise requested by CFIUS to remain confidential, or information reasonably determined by the parties to be business confidential information;

(v) the Investor, the Company and GX shall promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications;

(vi) the Investor, the Company and GX shall permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and give the other parties the opportunity to attend and participate in any in-person meetings with CFIUS; and

(vii) in the event that, following reasonable best efforts by the parties to address any concerns of CFIUS and find a mutually acceptable mitigation agreement, CFIUS informs the parties orally or in writing that CFIUS has unresolved national security concerns and has recommended or intends to recommend in a report that the President of the United States prohibit the Subscription, any party to the CFIUS Notice may request a withdrawal of the CFIUS Notice and no party shall have any further obligation to seek CFIUS Approval.

(c) The covenants and agreements set forth in this Section 8 constitute the sole obligations of the parties with respect to the efforts required to obtain CFIUS Approval.]

9. Registration Rights. On the Closing Date [and following the Domestication], GX, the Investor and certain of GX’s stockholders shall enter into the Registration Rights Agreement (as defined in[, and in the form of Exhibit A to,] the Transaction Agreement) which shall provide the Investor certain registration rights as set forth therein.2

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(a) [Within fifteen (15) business days following the Closing Date (such deadline, the “Filing Deadline”), GX will submit to or file with the SEC a shelf registration statement on Form S-1 or Form S-3 (if the Company is then eligible to use a Form S-3 shelf registration) (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Investor pursuant to this Agreement which are eligible for registration (determined as of two (2) business days prior to such submission or filing) (the “Registrable Shares”) and GX shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 120th calendar day following the filing date thereof if the SEC notifies GX that it will “review” the Registration Statement and (ii) the 10th business day after the date GX is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that GX’s obligations to include the Registrable Shares in the Registration Statement are contingent upon Investor furnishing in writing to GX such information regarding Investor, the securities of GX held by Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by GX to effect the registration of the Registrable Shares, and Investor shall execute such documents in connection with such registration as GX may reasonably request that are customary of a selling stockholder in similar situations, including providing that GX shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise subject itself to any contractual restriction on the ability to transfer the Registrable Shares. Any failure by GX to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve GX of its obligations to file or effect the Registration Statement as set forth above in this Section [7].

(b) At its expense GX shall:

(i) except for such times as GX is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which GX determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for GX to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (C) two years from the date of effectiveness of the Registration Statement. The period of time during which GX is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

(ii) during the Registration Period, advise Investor within five (5) business days:

(1) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(2) of the receipt by GX of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(3) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, GX shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding GX other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (3) above constitutes material, nonpublic information regarding GX;

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(iii) during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) during the Registration Period, upon the occurrence of any event contemplated in Section [7](b)(ii)(4) above, except for such times as GX is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, GX shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) during the Registration Period, use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the shares of Class A common stock issued by GX have been listed; and

(vi) during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the Registrable Shares.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, GX shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by GX or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event GX’s board of directors reasonably believes would require additional disclosure by GX in the Registration Statement of material information that GX has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of GX’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of GX’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to the Company and the majority of the GX board or directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that GX may not delay or suspend the Registration Statement on more than three occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days in each case during any twelve-month period. Upon receipt of any written notice from GX of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which GX agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by GX that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by GX unless otherwise required by law or subpoena. If so directed by GX, Investor will deliver to GX or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

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(d) Indemnification.

(i) GX agrees to indemnify, to the extent permitted by law, Investor (to the extent a seller under the Registration Statement), its directors and officers and each person who controls Investor (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented attorneys’ fees of one law firm) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to GX by or on behalf of such Investor expressly for use therein.

(ii) In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to GX in writing such information and affidavits as GX reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify GX, its directors and officers and each person or entity who controls GX (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Investor expressly for use therein; provided, however, that the liability of each such Investor shall be several and not joint and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation.

(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

Annex H-11

(v) If the indemnification provided under this Section [7](d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections [7](d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section [7](d)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.]

10. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms [or GX or the Company’s notification to the Investor that such party has abandoned its plans to move forward with the Transaction], (b) upon the mutual written agreement of each of the parties hereto (and the Company) to terminate this Subscription Agreement (c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied [or waived], or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing [and][,] (d) the Outside Date (as defined in the Transaction Agreement) if the Closing has not occurred by such date [and (e) by written notice of the Investor to GX in the event the Transaction Agreement [or any schedule or exhibit thereto (including the Company Disclosure Schedule)] is expressly amended, supplemented or [otherwise] modified on or after the date hereof in a manner that materially adversely affects the Investor without the prior written consent of the Investor]; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. GX shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section [8][10], any monies paid by the Investor to GX in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.

11. Trust Account Waiver. The Investor acknowledges that GX is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving GX and one or more businesses or assets. The Investor further acknowledges that, as described in GX’s prospectus relating to its initial public offering dated May 20, 2019 (the “Prospectus”) available at www.sec.gov, substantially all of GX’s assets consist of the cash proceeds of GX’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of GX, its public shareholders and the underwriter of GX’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to GX to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of GX entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement.

Annex H-12

12. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned [without the prior written consent of each of the other parties hereto; provided that the Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor or an affiliate thereof), subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated hereby.]

(b) GX may request from the Investor such additional information as GX may deem necessary to evaluate the eligibility of the Investor to acquire the Shares [and in connection with the inclusion of the Shares in the Registration Statement], and the Investor shall provide such information as may reasonably be requested [available; provided, that, GX agrees to keep any such information provided by Investor confidential]. The Investor acknowledges that GX and/or the Company may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of GX.

(c) The Investor acknowledges that GX [and] the Placement Agent (as third party beneficiary with right of enforcement) [and the Company (as third party beneficiary with the right to enforce Section [6] hereof on its own behalf and not, for the avoidance of doubt, on behalf of GX) and others] will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify GX, the Company and the Placement Agent if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate [in any material respect]. [The Investor acknowledges and agrees that each purchase by the Investor of Shares from GX will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.]

(d) GX, the Placement Agent and the Company (to the extent set forth in Section [10][12](c)) are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing.

(f) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section [10][12] above) except by an instrument in writing, signed by each of the parties hereto and, to the extent required by the Transaction Agreement, the Company. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(g) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(h) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives,

Annex H-13

and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l) [THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES.] THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION [10][12](l) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(m) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN

Annex H-14

THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION [10][12](m).

13. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent or the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of GX expressly contained in Section [5][6] of this Subscription Agreement, in making its investment or decision to invest in GX. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (iii) any other party to the Transaction Agreement, or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of GX, the Company or any other party to the Transaction Agreement shall be liable to the Investor, or to any other investor, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

14. [Press Releases. All press releases or other public communications relating to the transactions contemplated hereby between GX and the Investor, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior approval of (i) GX, (ii) to the extent required by the Transaction Agreement, the Company, and (iii) to the extent such press release or public communication references the Investor by name, the Investor, which approval shall not be unreasonably withheld or conditioned; provided that neither GX nor the Investor shall be required to obtain consent pursuant to this Section [12] to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section [12]. The restriction in this Section [12] shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.]

[Disclosure. GX shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that GX has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of GX, the Investor shall not be in possession of any material, non-public information received from GX or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with GX or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, and without limiting Section 1.11 of the Stockholder Support Agreement, dated as of the date hereof, by and among GX, Celularity and the Investor, GX shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which GX’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 14.]

15. [Expenses. The Company shall, promptly after the Closing Date or the termination of this Agreement pursuant to Section [8][10], reimburse the Investor for [(a)] the reasonable fees and expenses of its legal counsel [ ] incurred in connection with this Subscription Agreement [and (b) the filing fees incurred in connection with the

Annex H-15

CFIUS Approval or any HSR or other antitrust filing, if applicable, in connection with the transactions contemplated hereby, up to a maximum of $200,000 for all such expenses in this Section 15], regardless of whether the sale of the Shares contemplated hereby closes.]

16. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Investor, to the address provided on the Investor’s signature page hereto.

If to GX, to:

GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019
Attention:	Jay Bloom and Dean Kehler
Email:	jay.bloom@trimarancapital.com
dean.kehler@trimarancapital.com

with copies to (which shall not constitute notice), to:

Skadden, Arps, Slate, Meagher& Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Michael C. Chitwood
Michael A. Civale
P. Michelle Gasaway
Email:	michael.chitwood@skadden.com
michael.civale@skadden.com
michelle.gasaway@skadden.com

and

Celularity Inc.
33 Technology Dr. South
Warren, New Jersey 07059
Attention:	Keary Dunn
Email:	keary.dunn@celularity.com

and

Cooley LLP
55 Hudson Yards
New York, New York 10001
Attention:	Yvan-Claude Pierre
Marianne Sarrazin
Email:	ypierre@cooley.com
msarrazin@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

Annex H-16

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount:	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by GX in the Closing Notice. To the extent the offering is oversubscribed, the number of Shares received may be less than the number of Shares subscribed for.

[Signature Page to Subscription Agreement]

Annex H-17

IN WITNESS WHEREOF, GX has accepted this Subscription Agreement as of the date set forth below.

GX ACQUISITION CORP.

By:
Name:
Title:

Date: January 8, 2021

[Signature Page to Subscription Agreement]

Annex H-18

[IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date set forth below.

CELULARITY INC.

By:
Name:
Title:

Date: January 8, 2021

[Signature Page to Subscription Agreement]

Annex H-19

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor
and constitutes a part of this Subscription Agreement.

[Schedule A to Subscription Agreement]

Annex H-20

Annex I

Final Form

FORM OF
AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is made and entered into by and among Celularity Inc., a Delaware corporation (the “Company”) (formerly known as GX Acquisition Corp., a Delaware corporation), GX Sponsor LLC, a Delaware limited liability company (the “Sponsor”), certain former stockholders of Celularity Inc., a Delaware corporation (“Target”), set forth on Schedule 1 hereto (such stockholders, the “Target Holders”), certain former stockholders of Target and other persons and entities, in each case, set forth on Schedule 2 hereto (the “Starr Holders”), and [•] (collectively, the “Investor Stockholders” and, collectively with the Sponsor, the Target Holders, the Starr Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of May 20, 2019 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Merger Agreement and Plan of Reorganization, dated as of January 8, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Alpha First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“First Merger Sub”), Alpha Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Second Merger Sub”), and Target, pursuant to which (a) First Merger Sub merged with and into the Target (the “First Merger”), with the Target surviving the First Merger as a wholly owned subsidiary of the Company and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Target merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders and the Starr Holders received shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”);

WHEREAS, on the date hereof, the Investor Stockholders, certain Target Holders, certain Starr Holders, and certain other investors (such other investors, collectively, the “Third-Party Investor Stockholders”) purchased an aggregate of [•] shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of [•], 2021, entered into by and between the Company and each of the Investor Stockholders, certain Target Holders, certain Starr Holders and the Third-Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a Holder in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

Annex I-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 5.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Dragasac” shall mean Dragasac Limited, a company incorporated in the Isle of Man.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“First Merger” shall have the meaning given in the Recitals hereto.

“First Merger Sub” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Founder Shares” shall mean the shares of Common Stock that were issued as a result of the conversion of the Company’s Class B Common Stock, par value $0.0001 per share, in connection with the consummation of the Mergers.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Investor Shares” shall have the meaning given in the Recitals hereto.

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“Investor Stockholders” shall have the meaning given in the Preamble hereto.

“Joinder” shall have the meaning given in Section 5.10.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Mergers” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the warrants held by certain Holders, purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any shares of Common Stock issued or issuable upon conversion or exchange of such warrants.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock and any other equity security (including the Private Placement Warrants and any other warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) or (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $75,000 without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Second Merger” shall have the meaning given in the Recitals hereto.

“Second Merger Sub” shall have the meaning given in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Sponsor Managers” shall mean the managing members of Sponsor, including after the dissolution of Sponsor.

“Starr Holders” shall have the meaning given in the Preamble hereto.

“Subscription Agreement” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target” shall have the meaning given in the Preamble hereto.

“Target Holders” shall have the meaning given in the Preamble hereto.

“Third-Party Investor Stockholders” shall have the meaning given in the Recitals hereto.

“Transaction Shares” shall mean the shares of Common Stock that were issued to the Target Holders and Starr Holders on the Closing Date in connection with the consummation of the Mergers.

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“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Within fifteen (15) business days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the one hundred and twentieth (120th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its reasonable best efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its reasonable best efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at

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the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its reasonable best efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of the Sponsor, the Target Holders, the Starr Holders and the Investor Stockholders for an aggregate of not more than four (4) additional registrations per calendar year pursuant to this Agreement.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, an Investor Stockholder, a Starr Holder (on behalf of itself and all other Starr Holders that desire to participate in the Underwritten Shelf Takedown, Block Trade or Other Coordinated Offering, as applicable) or a Target Holder (any of the Sponsor, an Investor Stockholder, a Starr Holder (on behalf of itself and all other Starr Holders that desire to participate in the Underwritten Shelf Takedown, Block Trade or Other Coordinated Offering, as applicable) or a Target Holder being in such case, a “Demanding Holder”; if the Demanding Holder is a Starr Holder, then the Registrable Securities proposed or requested to be sold by the Demanding Holder for purposes of calculating the Minimum Takedown Threshold or other applicable total offering price threshold in the Underwritten Shelf Takedown, Block Trade or Other Coordinated Offering, as applicable, shall include (x) the Registrable Securities proposed or requested to be sold by the Demanding Holder in the Underwritten Shelf Takedown, Block Trade or Other Coordinated Offering, as applicable, and (y) the Registrable Securities proposed or requested to be sold by all other Starr Holders in the Underwritten Shelf Takedown, Block Trade or Other Coordinated Offering, as applicable) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $20 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, the Investor Stockholders, the Starr Holders and the Target Holders may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4, for an aggregate of not more than eight (8) Underwritten Shelf Takedowns pursuant to this Agreement, and the Company is not obligated to effect (x) more than four (4) Underwritten Shelf Takedowns per year (provided, that, the Sponsor, the Investor Stockholders, the Starr Holders and the Target Holders may each demand not more than one (1) Underwritten Shelf Takedown per year) or (y) an Underwritten Shelf Takedown within sixty (60) days after the closing of a prior Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of

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equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, an Investor Stockholder, a Starr Holder or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Investor Stockholders, the Starr Holders, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, an Investor Stockholder, a Starr Holder or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Investor Stockholder, such Starr Holder or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered

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offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $25 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder provided that the total offering price is reasonably expected to exceed $10 million in the aggregate, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its reasonable best efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use reasonable best efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

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2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

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3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.9 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountings and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.11 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.12 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.14 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

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Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable best efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

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3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit

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such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [•], 170 Park Avenue, Florham Park, New Jersey 07932, Attention: Keary Dunn or by email: keary.dunn@celularity.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books

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and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that (1) immediately following such transfer such Registrable Securities remain Registrable Securities, and (2) with respect to the Target Holders, the Starr Holders, the Investor Stockholders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees), (ii) each of the Starr Holders shall be permitted to transfer its rights hereunder as the Starr Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Starr Holder (it being understood that no such transfer shall reduce or multiply any rights of such Starr Holder or such transferees), (iii) each of the Investor Stockholders shall be permitted to transfer its rights hereunder as the Investor Stockholders to one or more affiliates or any direct or indirect partners, members or equity holders of such Investor Stockholder (it being understood that no such transfer shall reduce or multiply any rights of such Investor Stockholder or such transferees) and (iv) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including the Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees). Upon a transfer by the Sponsor pursuant to subsection (iv) to the Sponsor Members, the rights that are personal to the Sponsor shall be exercised by the Sponsor Members only with the consent of the Sponsor Managers.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO

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ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified and (c) so long as the Sponsor or its Permitted Transferees hold any Registrable Securities, the Sponsor Managers; provided, however, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than (i) the Third-Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of May 20, 2019, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of the Sponsor Managers (for so long as the Sponsor or its Permitted Transferees hold Registrable Securities), Dragasac (for so long as Dragasac or its Permitted Transferees hold Registrable Securities) and Starr International Investments Ltd. (for so long as the Starr Holders or their Permitted Transferees hold Registrable Securities), or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Term. This Agreement shall terminate on the earlier of (a) the seventh (7th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.11 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

Annex I-16

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Celularity Inc.
a Delaware corporation

By:
Name:
Title:

HOLDERS:

GX Sponsor LLC
a Delaware limited liability company

By:
Name:
Title:

[Entity Target Holders]
a [•]

By:
Name:
Title:

[Individual Target Holders]

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex I-17

[Entity Starr Holders]
a [•]

By:
Name:
Title:

[Individual Starr Holders]

[Entity Investor Stockholder]
a [•]

By:
Name:
Title:

[Individual Investor Stockholders]

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex I-18

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among [•] Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
____________, 20__

[•] Inc.

By:
Name:
Its:

Annex I-19

Annex J

Final Form

_______________, 2021

GX Acquisition Corp.

Re: Lock-Up Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to you in accordance with the Merger Agreement and Plan of Reorganization (the “Merger Agreement”) entered into by and among GX Acquisition Corp., a Delaware corporation (the “Company”), Alpha First Merger Sub, Inc., a Delaware corporation (“Merger Sub 1”), Alpha Second Merger Sub, LLC, a Delaware limited liability company (“Merger Sub 2”), and Celularity Inc., a Delaware corporation (“Celularity”), pursuant to which, among other things, Merger Sub 1 will be merged with and into Celularity on the date hereof, with Celularity surviving the first merger as a wholly owned subsidiary of GX, and immediately following the first merger and as part of the overall transaction, will be merged with and into Merger Sub 2, with Merger Sub 2 surviving the second merger (the “Merger”).

In order to induce the Company to proceed with the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Securityholder”) hereby agrees with the Company as follows:

1. Subject to the exceptions set forth herein, the Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Class A Common Stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) held by it immediately after the effective time of the Merger, any shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by it immediately after the effective time of the Merger, or any securities convertible into or exercisable or exchangeable for Class A Common Stock held by it immediately after the effective time of the Merger or any shares of Class A Common Stock issuable upon the conversion or exercise of such securities (collectively, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the earlier of (A) one year after the completion of the Merger or (B) subsequent to the Merger, (x) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after completion of the Merger or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property (the “Lock-up Period”).

2. The restrictions set forth in paragraph 1 shall not apply to:

(i)     in the case of an entity, Transfers (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners or shareholders of the undersigned;

(ii)    in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

Annex J-1

(iii)   in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)   in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)    in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)   in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii)  in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(viii) transfers of any shares of Class A Common Stock acquired in the Private Placements with Private Placement Investors (each as defined in the Merger Agreement);

(ix)   transactions relating to Class A Common Stock or other securities convertible into or exercisable or exchangeable for Class A Common Stock acquired in open market transactions after the effective time of the Merger;

(x)    the exercise of stock options or warrants to purchase shares of Class A Common Stock or the vesting of stock awards of Class A Common Stock and any related transfer of shares of Class A Common Stock to the Company in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Class A Common Stock, it being understood that all shares of Class A Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Letter Agreement during the Lock-Up Period;

(xi)   Transfers to the Company pursuant to any contractual arrangement in effect at the effective time of the Merger that provides for the repurchase by the Company or forfeiture of Class A Common Stock or other securities convertible into or exercisable or exchangeable for Class A Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xii)  the entry, by the Securityholder, at any time after the effective time of the Merger, of any trading plan providing for the sale of shares of Class A Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Class A Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xiii) transactions in the event of completion of a liquidation, bona fide third-party tender offer, merger, consolidation, stock exchange or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property in one transaction or a series of related transactions;

(xiv) transactions to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction; and

Annex J-2

(xv)  pledges of shares of Lock-up Shares as security or collateral in connection with any borrowing or the incurrence of any indebtedness by the Securityholder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers).

provided, however, that in the case of clauses (i), (ii), (v), (vi) and (vii) (to the extent legally permissible), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

3. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

4. The Company represents and warrants to the Investor that the holders of at least 97% of the shares of capital stock (on an as-converted basis and assuming the conversion and exercise of all of the issued and outstanding shares of preferred stock, warrants, options and other convertible or exercisable securities) of Celularity issued and outstanding as of the date hereof have entered into letter agreements containing the same terms and conditions as set forth in this Letter Agreement, or, following the closing of the Merger, will be subject to transfer restrictions under the Company’s bylaws containing terms and conditions that are substantially similar to those contained in this Letter Agreement. The Company has not entered into and will not enter into any agreement with any such holder that includes transfer restriction provisions that are less favorable to the Company than those contained in this Letter Agreement.

5. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned Securityholder and the Company.

6. No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns.

7. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

8. This Letter Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier to occur of (i) termination of the Merger Agreement in accordance with its terms, or (ii) the expiration of the Lock-up Period.

9. In the event that any provision of this Letter Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

10. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page to this Letter Agreement by facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Letter Agreement.

[remainder of page intentionally left blank]

Annex J-3

Very truly yours,

If securityholder is an individual:

Signature:

Print Name:

If securityholder is an entity:

Name of Securityholder:

Signature:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex J-4

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Our Existing Charter provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our Existing Charter provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our Existing Charter is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our Existing Charter, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our Existing Charter limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our Existing Charter also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our Existing Charter will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our Existing Charter is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our Existing Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our Existing Charter may have or hereafter acquire under law, our Existing Charter, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our Existing Charter affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our Existing Charter also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our Existing Charter.

Our current bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our Existing Charter. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors a form that was filed as Exhibit 10.7 of the registration statement filed in connection with our IPO. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the underwriting agreement that was filed as Exhibit 1.1 of the registration statement filed in connection with our IPO, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 21. Exhibits and financial statement schedules.

(a)    Exhibits.

EXHIBIT INDEX

Exhibit number	Description of document
2.1*†

Merger Agreement and Plan of Reorganization by and among GX Acquisition Corp., Alpha First Merger Sub, Inc., Alpha Second Merger Sub, LLC, and Celularity Inc. (included as Annex A to the proxy statement/prospectus, which is a part of this Registration Statement).

3.1***

Amended and Restated Certificate of Incorporation of GX Acquisition Corp., as currently in effect (incorporated by reference to Exhibit 3.1 to GX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2019).

3.2***	Bylaws of GX Acquisition Corp., as currently in effect (incorporated by reference to Exhibit 3.3 to GX Acquisition Corp.’s Form S-1 filed with the SEC on April 26, 2019, as amended).
3.3*

Form of Second Amended and Restated Certificate of Incorporation of Celularity Inc. to become effective immediately prior to the completion of the business combination (included as Annex B to the proxy statement/prospectus, which is a part of this Registration Statement).

3.4*

Form of Amended and Restated Bylaws of Celularity Inc. to become effective upon the completion of the business combination (included as Annex C to the proxy statement/prospectus, which is a part of this Registration Statement).

4.1***

Warrant Agreement, dated May 20, 2019, by and between GX Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to GX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2019).

4.2*	Form of Amended and Restated Registration Rights Agreement (included as Annex I to the proxy statement/prospectus, which is a part of this Registration Statement).
5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1***

Letter Agreement, dated May 20, 2019, by and among GX Acquisition Corp., its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to GX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2019).

10.2***

Investment Management Trust Agreement, dated May 20, 2019, by and between GX Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to GX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2019).

10.3***

Administrative Support Agreement, dated May 20, 2019, by and between GX Acquisition Corp. and Trimaran Fund Management, LLC (incorporated by reference to Exhibit 10.4 to GX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2019).

10.4***

Private Placement Warrants Purchase Agreement, dated May 20, 2019, by and between GX Acquisition Corp. and the Sponsor (incorporated by reference to Exhibit 10.5 to GX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2019).

10.5*	Form of Subscription Agreement (included as Annex H to the proxy statement/prospectus, which is a part of this Registration Statement).
10.6*	Form of Stockholder Support Agreement (included as Annex F to the proxy statement/prospectus, which is a part of this Registration Statement).
10.7*

Sponsor Support Agreement, dated as of January 8, 2021 by and among GX Acquisition Corp., Celularity Inc., GX Sponsor LLC and the directors and officers of GX Acquisition Corp. set forth therein (included as Annex G to the proxy statement/prospectus, which is a part of this Registration Statement).

10.8*	Form of Lock-up Agreement (included as Annex J to the proxy statement/prospectus, which is a part of this Registration Statement).
10.9**	Form of Indemnity Agreement by and between Celularity and its directors and officers.
10.10*	Celularity Inc. 2017 Equity Incentive Plan.
10.11*	Form of Celularity Stock Option Grant Notice, Option Agreement and Notice of Exercise under the 2017 Equity Incentive Plan.
10.12*

Celularity Inc. Amended and Restated 2021 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder (included as Annex D to the proxy statement/prospectus, which is a part of this Registration Statement).

Exhibit number	Description of document
10.13*	Celularity Inc. 2021 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus, which is a part of this Registration Statement).
10.14*	Celularity Inc. 2018 Annual Incentive Plan.
10.15*	Employment Agreement by and between Celularity and Robert J. Hariri, dated as of January 7, 2021.
10.16*	Employment Agreement by and between Celularity and David C. Beers, dated as of January 7, 2021.
10.17*	Employment Agreement by and between Celularity and Gregory Berk, dated as of January 7, 2021.
10.18*	Employment Agreement by and between Celularity and Stephen A. Brigido, dated as of January 7, 2021.
10.19*	Employment Agreement by and between Celularity and Keary Dunn, dated as of January 7, 2021.
10.20*	Employment Agreement by and between Celularity and John R. Haines, dated as of January 7, 2021.
10.21*	Employment Agreement by and between Celularity and Xiaokui Zhang, dated as of January 7, 2021.
10.22**¥	License Agreement, dated August 15, 2017, by and between Celgene Corporation and Anthrogenesis Corp.
10.23**¥	Contingent Value Rights Agreement, dated August 15, 2017, by and between Celularity Inc. and the Holders named therein.
10.24**	Agreement and Plan of Merger, dated July 1, 2017, by and among Celularity Inc., Clarity Acquisition Corp, Clarity Acquisition II LLC, Anthrogenesis Corporation and Celgene Corporation.
10.25**¥	License and Transfer Agreement, dated September 30, 2020, by and between Celularity Inc. and Sorrento Therapeutics, Inc., as amended.
10.26**¥	Agreement and Plan of Merger, dated August 22, 2018, by and among Celularity Inc., CariCord Inc, CC Subsidiary, Inc. and Gregory L. Andrews.
10.27*	Warrant to Purchase Series B Preferred Stock of Celularity Inc., by and between Celularity Inc. and Dragasac Limited, dated January 9, 2020.
10.28*	Form of Warrant to Purchase Series B Preferred Stock of Celularity Inc., dated March 16, 2020.
10.29*	Amendment No.1 to Warrant to Purchase Series B Preferred Stock of Celularity Inc., dated as of January 8, 2021 by and between Celularity Inc. and Starr International Investments, Ltd.
10.30*	Amendment No.1 to Warrant to Purchase Series B Preferred Stock of Celularity Inc., dated as of March 16, 2020 by and between Celularity Inc. and Dragasac Limited.
10.31*	Amendment No.2 to Warrant to Purchase Series B Preferred Stock of Celularity Inc., dated as of January 8, 2021 by and between Celularity Inc. and Dragasac Limited.
10.32*	Lease Agreement, dated March 13, 2019, by and between LSREF4 Turtle, LLC and Celularity Inc.
23.1*	Consent of Independent Registered Public Accounting Firm of GX Acquisition Corp.
23.2*	Consent of Independent Registered Public Accounting Firm of Celularity Inc.
23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP. (included in Exhibit 5.1 hereto).
24.1*	Power of Attorney (included as part of the signature page hereto).
99.1**	Form of Preliminary Proxy Card.
99.2*	Consent of Robert J. Hariri to be named as a director.
99.3*	Consent of John Sculley to be named as a director.
99.4*	Consent of Peter Diamandis to be named as a director.
99.5*	Consent of Lim Kok Thay to be named as a director.
99.6*	Consent of Robin L. Smith to be named as a director.
99.7*	Consent of Andrew C. von Eschenbach to be named as a director.
99.8**	Consent of [ ] to be named as a director.

____________

*        Filed herewith.

**      To be filed by amendment.

***    Previously filed.

¥        Certain portions of this exhibit are omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†        Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

A.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

B.      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.     That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.      That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.     That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.       The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.       To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 25th day of January, 2021.

GX ACQUISITION CORP.
By:	/s/ Jay R. Bloom
Name:	Jay R. Bloom
Title:	Co-Chairman and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jay R. Bloom his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his or her substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Position	Date
/s/ Jay R. Bloom	Co-Chairman and Chief Executive Officer	January 25, 2021
Jay R. Bloom	(Principal Executive Officer)
/s/ Dean C. Kehler	Co-Chairman and Chief Executive Officer	January 25, 2021
Dean C. Kehler	(Principal Executive Officer)
/s/ Andrea J. Kellett	Chief Financial Officer	January 25, 2021
Andrea J. Kellett	(Principal Financing and Accounting Officer)
/s/ Hillel Weinberger	Director	January 25, 2021
Hillel Weinberger
/s/ Marc Mazur	Director	January 25, 2021
Marc Mazur
/s/ Paul S. Levy	Director	January 25, 2021
Paul S. Levy